Filing under Rule 425 under the U.S. Securities Act of 1933

Filer: Fiat Industrial S.p.A.

Subject Company: CNH Global N.V.

CNH Global N.V.’s Exchange Act File No.: 005-53289

INFORMATION DOCUMENT

prepared in accordance with article 70, paragraph 6, of Consob Regulation no. 11971 of May 14, 1999,

as subsequently amended

relating to the

CROSS-BORDER MERGER OF FIAT INDUSTRIAL S.P.A. WITH AND INTO FI CBM HOLDINGS N.V.

THE OFFICIAL VERSION OF THIS INFORMATION DOCUMENT WAS PUBLISHED IN ITALIAN ON JUNE 21, 2013. THIS TRANSLATION IS PROVIDED SOLELY FOR THE CONVENIENCE OF NON-ITALIAN READERS.

Fiat Industrial S.p.A. – Registered Office: Turin, Via Nizza 250 (Italy)

Share Capital: €1,919,433,144.74 – Companies’ Register of Turin /Tax code: 10352520018

Disclaimer

This Information Document has been prepared in accordance with Italian law and may not be published or distributed in any other jurisdiction, either directly or indirectly, in particular in Australia, Japan, Canada or the United States of America or in any other jurisdiction in which issue of the securities described in this Information Document and/or their offer to investors resident in those countries is not permitted without specific authorization from the relevant authorities and/or communicated to investors resident in those countries. The publication or distribution of this Information Document in a jurisdiction other than Italy can be subject to specific regulations and restrictions. Any person coming to have a copy of this Information Document is required to preliminarily verify the existence of such regulations and restrictions and comply with them.

Forward-looking statements

This Information Document contains certain forward-looking statements relating to both Fiat Industrial S.p.A. and FI CBM Holdings N.V. and their activities subsequent to completion of the Transaction. These statements are not historical fact and are based on current estimates and projections made by the companies party to the Transaction concerning future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future, and, as such, reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, such as: volatility of commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, changes in government regulation (in Italy or abroad), and many other factors, most of which are outside of the control of the companies party to the Transaction.

SUMMARY PRO FORMA CONSOLIDATED AND PER SHARE DATA FOR THE ISSUER

(FIAT INDUSTRIAL S.P.A.) AND FOR THE MERGING COMPANY

(FI CBM HOLDINGS N.V.)

The following table provides consolidated financial highlights at December 31, 2012 for Fiat Industrial group and pro forma consolidated financial highlights for the group that will be headed by FI CBM Holdings N.V. after the completion of the merger transaction described herein.

Given that the information provided is based on assumptions, it should be noted that if the transaction had taken place on the reference dates used for the pro forma figures rather than the effective date, the actual figures would not necessarily be the same as the pro forma figures provided. In addition, the pro forma figures are not forward-looking and should not be considered a forecast of future earnings for the groups headed by Fiat Industrial S.p.A. and FI CBM Holdings N.V. as they have been prepared for the sole purpose of providing an illustrative representation of the identifiable and objectively measurable effects of the FI Merger.

The information presented below is taken from the pro forma data presented in Section 5 and should be read in conjunction with the description of assumptions and methods used for preparation of the pro forma data and other information contained in those sections.

	Year ended December 31, 2012
(€ million)	Consolidated Financial Statements Fiat Industrial Group (historic)	Pro-forma adjustments	Consolidated Financial Information: Merging Company (pro forma)
Net revenues	25,785	—	25,785
Trading profit/(loss)	2,079	—	2,079
Operating profit/(loss)	1,862	—	1,862
Profit/(loss) before tax	1,485	(14)	1,471

Profit/(loss) for the year	921	(9)	912

Profit/(loss) attributable to owners of the parent	810	118	928

Total assets	38,937	—	38,937

Equity	5,722	—	5,722

Equity attributable to owners of the parent	4,935	708	5,643

(per share data in €)
Per share data
Earnings per share	0.663	0.030	0.693
Equity per share (attributable to owners of the parent)	4.037	0.177	4.214

CONTENTS

PRO FORMA CONSOLIDATED AND PER SHARE DATA FOR THE ISSUER (FIAT INDUSTRIAL S.P.A.) AND FOR THE MERGING COMPANY (FI CBM HOLDINGS N.V.)			3

DEFINITIONS			7

SUMMARY			11

1.	RISK FACTORS		16

1.1	MAIN RISKS AND UNCERTAINTIES RELATING TO THE FIAT INDUSTRIAL GROUP’S ACTIVITIES		16
	1.1.1	Risks associated with general economic conditions	16
	1.1.2	Risks associated with financing requirements	17
	1.1.3	Risks associated with the credit ratings of the companies participating in the Transaction	17
	1.1.4	Risks associated with currency and interest rate fluctuations and credit exposure	17
	1.1.5	Risks associated with the agricultural and construction equipment, truck and commercial vehicles markets	18
	1.1.6	Risks associated with employees and suppliers relationships	18
	1.1.7	Risk associated with increases in costs, disruption of supply or shortage of raw materials	19
	1.1.8	Risks associated with the CNH’s strategic alliance with Kobelco Construction Machinery Co., Ltd.	19
	1.1.9	Risks associated with management	20
	1.1.10	Risks associated with the high level of competitiveness in the industries in which the Group operates	20
	1.1.11	Risks associated with environmental and other governmental regulation	20
	1.1.12	Risks associated with the ability to offer innovative products	20
	1.1.13	Risks associated with operating in emerging markets	21
	1.1.14	Risks associated with the capital goods market	21
	1.1.15	Risks associated with the Group’s defined benefit pension plans and other post-employment obligations	21
	1.1.16	Risks associated with the global nature of the Group’s activities	22
	1.1.17	Risks associated with the Demerger of activities from Fiat S.p.A. and transfer to Fiat Industrial	22
	1.1.18	Risks associated with pending legal proceedings	23
	1.1.19	Risks associated with financial services	23
	1.1.20	Risks associated with the significant outstanding indebtedness of the Group	25
	1.1.21	Risks associated with covenants in the Group’s debts agreements	26
	1.1.22	Risks associated with dealer equipment sourcing and inventory management decisions	26
	1.1.23	Risks associated with adverse economic conditions on the Group’s dealers	26
	1.1.24	Risks associated with the inability of the Group to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances	26

1.2	MAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH THE TRANSACTION		27
	1.2.1	Risks associated with the Exchange Ratios	27
	1.2.2	Risks associated with the potential opposition of creditors	27
	1.2.3	Risks associated with directors and executive officers of Fiat Industrial and CNH having interests in relation to the Transaction	27
	1.2.4	Risk associated with costs related to the Transaction	28
	1.2.5	Risks associated with the high-low voting structure to be adopted by NewCo	28
	1.2.6	Risks associated with the conditions precedent to the Transaction	29
	1.2.7	Risks associated with volatility in the share price of NewCo	29
	1.2.8	Risks associated with publicly traded securities	29
	1.2.9	Risks associated with agreements that contain change of control clauses	30
	1.2.10	The Mergers are not expected to result in any significant operational cost savings or significant synergies	30
	1.2.11	Risks related to an investment in NewCo shares	30
	1.2.12	Risks associated with taxation	31
	1.2.13	Risks associated with the pro-forma data	34
	1.2.14	Risks associated with forward-looking statements contained in this Information Document	34

DEFINITIONS

“AFM”	the Netherlands authority for the financial markets (Stichting Autoriteit Financiele Markten).

“Borsa Italiana”	Borsa Italiana S.p.A., with registered office in Piazza degli Affari 6, Milan, Italy.

“Closing Date”	the date to be specified by Fiat Industrial, NewCo and CNH, on which Fiat Industrial, CNH and NewCo will execute and deliver the relevant documentation required under Italian law and Dutch law, as the case may be, to properly consummate the Mergers.

“Consob”	the Italian authority for the financial markets and issuers (Commissione Nazionale per le Società e la Borsa).

“CNH”	CNH Global N.V., with registered office at World Trade Center Schiphol Airport, Schiphol Boulevard 217 – 1118 BH, Schiphol (Amsterdam), the Netherlands.

“CNH Dividend”	the special dividend declared to CNH stockholders in the amount of US$10.00 per CNH common share and paid on December 28, 2012 to the holders of CNH common shares and allocated to a special reserve in respect of the dividend on the CNH common shares B, as resolved by the extraordinary shareholders’ meeting of CNH held on December 17, 2012.

“CNH Exchange Ratio”	the exchange ratio determined by the board of directors of CNH and the board of directors of NewCo in connection with the CNH Merger, as better described in the summary of this Information Document.

“CNH Exchange Ratio Report”	the expert report prepared by Mazars to the benefit of CNH pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Civil Code on the CNH Exchange Ratio.

“CNH Merger”	the merger, governed under Dutch law, of CNH with and into NewCo.

“CNH Merger Effective Date”	the date of effectiveness of the CNH Merger at 00.00 CET on the day following the date on which the deed of merger relating to the CNH Merger is executed before a civil law notary officiating in the Netherlands.

“CNH Merger Plan”	the merger plan relating to the CNH Merger prepared in accordance with Title 2.7 of the Dutch Civil Code and approved by the boards of directors of CNH and NewCo.

“Demerger”	the partial proportional de-merger of Fiat S.p.A. in favor of Fiat Industrial of the activities pertaining to the Agricultural and Construction Equipment, Trucks and Commercial Vehicles and to the “Industrial & Marine” division of the FPT Powertrain Technologies sector from the activities related to the Automobiles business as well as to the relevant Components and Production Systems, and effective as of January 1, 2011.

“Dutch Civil Code”	the Dutch civil code (Burgerlijk Wetboek).

“Effective Date”	the date of effectiveness of the Mergers.

“Election Form”	the election form that will be made available on Fiat Industrial website, which shall be completed, signed and submitted in order to request the allocation of the Special Voting Shares in connection with the FI Merger.

“Exchange Ratio Reports”	the reports prepared by RE&Y and Mazars as to the FI Exchange Ratio and the CNH Exchange Ratio, respectively.

“Exchange Ratios”	jointly, the FI Exchange Ratio and the CNH Exchange Ratio.

“Exor”	Exor S.p.A., with registered office in Via Nizza 250, Turin, Italy.

“FI Exchange Ratio”	the exchange ratio determined by the board of directors of Fiat Industrial and the board of directors of NewCo in connection with the FI Merger, as better described in the summary of this Information Document.

“FI Exchange Ratio Report”	the expert report prepared by RE&Y for the benefit of Fiat Industrial pursuant to article 2501-sexies of the Italian Civil Code and article 9 of the Legislative Decree 108 on the FI Exchange Ratio.

“FI Merger”	the cross-border merger of Fiat Industrial with and into NewCo.

“FI Merger Effective Date”	the date of effectiveness of the FI Merger at 00.00 CET on the day following the date on which the deed of merger relating to the FI Merger is executed before a civil law notary officiating in the Netherlands.

“FI Merger Plan”	the common cross-border merger plan relating to the FI Merger prepared in accordance with article 6 of Legislative Decree 108 and Title 2.7 of the Dutch Civil Code and approved by the boards of directors of Fiat Industrial and NewCo.

“Fiat Group”	Fiat S.p.A. and its subsidiaries.

“Fiat Industrial”	Fiat Industrial S.p.A., with registered in Via Nizza 250, Turin, Italy.

“Fiat Industrial Group” or “Group”	Fiat Industrial S.p.A. and its subsidiaries prior to the Transaction or the successor of Fiat Industrial S.p.A. resulting from the Transaction and its subsidiaries, as the case may be.

“FNH”	Fiat Netherlands Holding N.V., with registered office in Amsterdam, the Netherlands, and principal office address at World Trade Center Schiphol Airport, Schiphol Boulevard 217 – 1118 BH, Schiphol, Amsterdam, the Netherlands.

“FNH Merger”	the cross-border merger of FNH with and into Fiat Industrial, resolved by the board of directors of Fiat Industrial on May 28, 2013 pursuant to article 2505 of the Italian Civil Code.

“FNH Merger Plan”	the common cross-border merger plan relating to the FNH Merger prepared in accordance with article 6 of Legislative Decree 108 and Title 2.7 of the Dutch Civil Code and approved by the boards of directors of Fiat Industrial and FNH.

“Information Document”	this information document prepared and approved by the board of directors of Fiat Industrial pursuant to article 70, paragraph 6, of the Issuers’ Regulation.

“International Financial Reporting Standards” or “IFRS”	the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union – including all interpretations issued by the IFRS Interpretations Committee.

“Issuers’ Regulation”	the regulation for issuers adopted by Consob through resolution no. 11971 of May 14, 1999.

“Italian Civil Code”	the Italian civil code adopted through the decree no. 262 of March 16, 1942.

“Italian Financial Act”	the Italian Legislative Decree no. 58 of February 24, 1998.

“Legislative Decree 108”	the Italian Legislative Decree no. 108 of May 30, 2008.

“Loyalty Register”	the section of NewCo’s shareholders register reserved for the registration of NewCo Common Shares that are Qualifying Common Shares, or are purported to become Qualifying Common Shares after an uninterrupted period of at least three years after registration.

“Market Rules”	rules applicable to markets organized and managed by Borsa Italiana S.p.A. applicable as June 3, 2013.

“Mazars”	Mazars Paardekooper Hoffman N.V.

“Mergers” or “Transaction”	jointly, the FI Merger and the CNH Merger.

“Merger Agreement”	the merger agreement executed on November 25, 2012 by and between Fiat Industrial, NewCo, FNH and CNH.

“MTA”	the Mercato Telematico Azionario, organized and managed by Borsa Italiana.

“NewCo”	FI CBM Holdings N.V., with registered office in Amsterdam, the Netherlands, and principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom.

“NewCo Common Shares”	the common shares having a nominal value equal to €0.01 each to be initially issued by NewCo for allocation to the shareholders of Fiat Industrial and CNH in exchange for their existing shares of Fiat Industrial and CNH on the basis of the relevant Exchange Ratio.

“NewCo Expert Report”	the expert report prepared by BDO Audit & Assurance B.V. for the benefit of NewCo, pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Civil Code, on the FI Exchange Ratio.

“NewCo-CNH Expert Report”	the expert report prepared by BDO Audit & Assurance B.V. to the benefit of NewCo pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Civil Code, on the CNH Exchange Ratio.

“NYSE”	the New York Stock Exchange.

“Qualifying Common Shares”	the NewCo Common Shares held by the shareholders eligible to receive the Special Voting Shares by virtue of the proper and timely submission of the Election Form upon the Mergers or, following the Mergers, after registration of the NewCo Common Shares in the Loyalty Register for an uninterrupted period of at least three years in the name of one and the same shareholder or its loyalty transferees.

“RE&Y”	Reconta Ernst & Young S.p.A.

“Registration Statement”	the registration statement on Form F-4, together with all amendments thereto, filed with the SEC.

“Regulation on Related Parties Transactions”	the regulation on related-party transactions approved by Consob through the resolution no. 17221 dated March 12, 2010.

“SEC”	the United States Securities and Exchange Commission.

“Special Committee”	the committee composed of the members not in conflict of interest (being such conflict actual or even only perceived) of the board of directors of CNH formed on June 24, 2012 to verify, among the others, whether the Transaction was in the best interests of CNH and all of its stakeholders and consisting of Thomas J. Colligan, as chairman, Kenneth Lipper, Edward A. Hiler, Jacques Theurillat and Rolf M. Jeker.

“Special Voting Shares”	the shares having a nominal value of €0.01 each to be issued by NewCo to those eligible shareholders of Fiat Industrial and CNH who elect to receive such special voting shares upon completion of the Transaction.

“Terms and Conditions of the Special Voting Shares”	the terms and conditions that regulates issuance, allocation, purchase, holding, repurchase sale of the Special Voting Shares, that will be made available on Fiat Industrial corporate website.

SUMMARY

Introduction

This information document (the “Information Document”) has been prepared by Fiat Industrial S.p.A. (“Fiat Industrial”) in accordance with article 70, paragraph 6, of the regulation for issuers adopted by Consob through resolution no. 11971 of May 14, 1999 (the “Issuers’ Regulation”) to provide Fiat Industrial’s shareholders and the market with a comprehensive overview of the proposed reorganization of the Fiat Industrial group (Fiat Industrial and its subsidiaries, including CNH, prior to the Transaction, or NewCo and its subsidiaries, upon completion of the Transaction, are indifferently defined as the “Fiat Industrial Group” or the “Group”) consisting of a series of mergers that will result in FI CBM Holdings N.V. (“NewCo”) becoming the new holding company of the Group, as provided under the merger agreement executed on November 25, 2012 by and between Fiat Industrial, NewCo, Fiat Netherlands Holding N.V. (“FNH”) and CNH Global N.V. (“CNH”), published on CNH website (www.cnh.com) on November 26, 2012 (the “Merger Agreement”).

The principal steps in that reorganization are:

(i)	the cross-border merger of FNH, a wholly-owned direct subsidiary of Fiat Industrial, with and into Fiat Industrial (the “FNH Merger”);

(ii)	the cross-border reverse merger of Fiat Industrial with and into NewCo, a wholly-owned direct subsidiary of Fiat Industrial (the “FI Merger”); and

(iii)	the Dutch merger of CNH with and into NewCo (the “CNH Merger” and, together with the FI Merger, the “Mergers” or the “Transaction”).

All the companies (i.e., Fiat Industrial, NewCo, FNH and CNH) involved in the reorganization process are part of the Fiat Industrial Group; in particular: (i) FNH is a wholly-owned direct subsidiary of Fiat Industrial; (ii) NewCo is a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH is an indirect subsidiary of Fiat Industrial (controlled through FNH which owns approximately 87% of CNH capital stock).

The FI Merger and the CNH Merger represent steps of the same Transaction; therefore, the execution of each merger shall take place only once all conditions precedent provided for by the FI Merger and the CNH Merger are satisfied and all pre-completion steps are taken. The envisaged Transaction implies a corporate reorganization among Fiat Industrial and some of its controlled entities; in particular, such reorganization requires a combination among Fiat Industrial and CNH through a sequence of mergers which will result in having NewCo as the ultimate holding company.

The FNH Merger represents a preliminary step of the overall Transaction and the completion of the FNH Merger is not conditional upon the execution and effectiveness of the FI Merger or the CNH Merger.

Since Fiat Industrial directly owns the whole stock capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to article 2505 of the Italian Civil Code, article 18 of the Italian legislative decree no. 108 of May 30, 2008 (the “Legislative Decree 108”), as well as to Section 2:333 of the Dutch Civil Code (the “Dutch Civil Code”). This Information Document does not relate to the FNH Merger in the light of the exemption provided for under Annex 3 to the Issuers’ Regulation in connection with, among others, the merger of a wholly-owned subsidiary of a listed company with and into such listed company.

In the light of the structure of the envisaged Transaction, this Information Document was prepared by the board of directors of Fiat Industrial having examined and reviewed both the FI Merger and the CNH Merger as a sequence of steps of the same Transaction, taking into consideration the overall impact on Fiat Industrial.

On February 21, 2013, the board of directors of Fiat Industrial and the board of directors of FNH approved the common cross-border merger plan relating to the FNH Merger (the “FNH Merger Plan”) and the board of directors of Fiat Industrial and the board of directors of NewCo approved the common cross-border merger terms relating to the FI Merger (the “FI Merger Plan”). In addition, on February 21, 2013, the board of directors of NewCo approved the merger proposal relating to the CNH Merger (the “CNH Merger Plan”), which was approved by the board of directors of CNH on February 25, 2013.

As far as the FI Merger is concerned, the FI Merger Plan (together with all the relevant annexes) was filed with the Companies’ Register of Turin on April 9, 2013 and registered on April 11, 2013 as well as filed with the Amsterdam Chamber of Commerce on April 9, 2013 and communicated to the public in the Netherlands through a notice on the newspaper Het Financieele Dagblad and on the Dutch State Gazette, on April 10, 2013 (in this respect, it is to be noted that on May 13, 2013 (taking into account the extension of the period due to public holidays on May 9 and 10, 2013), the one-month period established in connection with the possible opposition by NewCo creditors to the FI Merger under Section 2:316 of the Dutch Civil Code ended, without no opposition having been filed with the local court of Amsterdam; the term established in connection with the opposition by Fiat Industrial creditors to the FI Merger will take 60 days of the date of registration of the relevant extraordinary shareholders’ resolution with the Companies’ Register of Turin).

As far as the CNH Merger is concerned, the CNH Merger Plan (together with all the relevant annexes) was filed with the Amsterdam Chamber of Commerce on April 9, 2013. For further information relating to the publicly available documents, please refer to Section 2.3 below.

The FI Merger Plan will be submitted to Fiat Industrial shareholders for approval at the extraordinary general meeting called for July 9, 2013 and the CNH shareholders shall resolve upon the CNH Merger at the extraordinary general meeting that will be held on July 23, 2013. As to the CNH Merger, FNH undertook, pursuant to the Merger Agreement, to vote in favour of the CNH Merger during said CNH extraordinary general meeting.

As far as the FNH Merger is concerned, the FNH Merger Plan (together with all the relevant annexes) was filed with the Companies’ Register of Turin on March 28, 2013 and registered on April 2, 2013 as well as filed with the Amsterdam Chamber of Commerce on March 28, 2013 and communicated to the public in the Netherlands through a notice on the newspaper Het Financieele Dagblad and on the Dutch State Gazette on March 29, 2013. As to the completion of the FNH Merger, it is to be noted that on May 1, 2013 the one-month period established in connection with the possible opposition by FNH creditors to the FNH Merger under Section 2:316 of the Dutch Civil Code ended, without no opposition having been filed with the local court of Amsterdam. Subsequently, on May 28, 2013 the FNH Merger was definitively approved by Fiat Industrial board of directors by a resolution adopted through a notarial deed, it being not required by Fiat Industrial shareholders the approval by the extraordinary shareholders’ meeting of Fiat Industrial, and on June 5, 2013 the FNH Merger was approved by the extraordinary shareholders’ meeting of FNH. The resolution adopted by Fiat Industrial was registered with the Companies’ Register of Turin on May 30, 2013 and, therefore, the opposition period by Fiat Industrial creditors shall end on July 29, 2013; once elapsed such term, Fiat Industrial and FNH shall execute the relevant deed of merger.

Exchange Ratios

In connection with the FI Merger and pursuant to the FI Merger Plan, Fiat Industrial shareholders will receive, taking into account the effects of the overall Transaction, one (1) newly allotted share in NewCo (having a nominal value of €0.01 each) (each, a “NewCo Common Share”) for each ordinary share held in Fiat Industrial (having a nominal value of €1.57 each) (the “FI Exchange Ratio”).

In connection with CNH Merger and pursuant to the CNH Merger Plan, CNH shareholders (other than NewCo, which will be the CNH parent company following completion of the FNH Merger and the FI Merger) will receive 3.828 newly allotted NewCo Common Shares (having a nominal value of €0.01 each) for each common share held in CNH (having a nominal value of €2.25 each) rounded down to the nearest whole number; to the extent a depositary intermediary or other registered holder of CNH common shares would be entitled to a fractional NewCo Common Share (after application of the exchange ratio on its aggregate shareholding in CNH), NewCo will pay such depository intermediary or other registered holder of common shares a cash consideration as determined in the CNH Merger Plan (the “CNH Exchange Ratio” and, together with the FI Exchange Ratio, the “Exchange Ratios”).

No consideration, either in cash or otherwise, will be paid by NewCo to the shareholders of Fiat Industrial in connection with the FI Merger and to the shareholders of CNH in connection with the CNH Merger, save for the CNH Exchange Ratio, as described above.

The Exchange Ratios, approved by the respective board of directors, were examined for the purpose of the issuance of the opinion on their fairness by the experts appointed pursuant to article 2501-sexies of the Italian Civil Code, article 9 of Legislative Decree 108 and Section 2:328, paragraph 1, of the Dutch Civil Code, as the case may be. For further information relating to the Exchange Ratios and the relevant experts reports, please refer to Sections 2.1.2.3 and 2.1.2.4 below.

Conditions precedent

In accordance with the Merger Agreement, the effectiveness of the Transaction will be subject to the satisfaction or (to the extent allowed by law) waiver of a number of conditions precedent, among which, by way of example and without limitation to, the approval by the shareholders of Fiat Industrial and CNH of the FI Merger and the CNH Merger, respectively, and the effectiveness of the registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) filed with the United States Securities and Exchange Commission (“SEC”).

Fiat Industrial and CNH will communicate information regarding the satisfaction of or failure to satisfy the relevant conditions precedent to the market in accordance with the applicable laws and regulations. For further information on the conditions precedent to the Transaction, please refer to Section 2.1.2.1 below.

Loyalty Voting Structure

The FI Merger Plan and the CNH Merger Plan also establish that, as a result of the Transaction, NewCo will adopt the new by-laws forming Attachment 3 to the FI Merger Plan and Attachment 2 to the CNH Merger Plan. In order to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforce the Group’s stability, as well as providing NewCo enhanced flexibility in pursuing strategic opportunities in the future, the new by-laws provide for a special-voting structure that rewards shareholder loyalty. In connection with the Mergers, Fiat Industrial shareholders and CNH shareholders will be entitled to elect to participate in the loyalty voting structure upon closing of the Mergers as described below.

Prior to the extraordinary general meetings of Fiat Industrial at which the FI Merger Plan will be submitted for approval, an election form will be made available to the Fiat Industrial shareholders on Fiat Industrial’s website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings) (the “Election Form”). Such Election Form will be also made available at the extraordinary general meeting of Fiat Industrial at which the FI Merger Plan will be submitted for approval. Upon the delivery of the relevant Election Form by Fiat Industrial shareholders, then Fiat Industrial ordinary shares in respect of which such election has been made will be identified with a special ISIN code to facilitate the allocation of the special voting shares of NewCo in connection with the FI Merger.

Fiat Industrial shareholders who wish to elect to participate in the loyalty voting structure with respect to all or some of the NewCo Common Shares they are entitled to receive in the FI Merger would be required to complete, among the others, such Election Form and to cause Fiat Industrial to receive by July 30, 2013 such Election Form delivered by the depository intermediaries on behalf of their relevant Fiat Industrial shareholders. Immediately after the closing of the FI Merger, Fiat Industrial shareholders: (i) that attended or were represented (by proxy) at the Fiat Industrial extraordinary shareholders’ meeting called for the approval of the FI Merger Plan, (ii) whose relevant depository intermediary has timely submitted such Election Form to Fiat Industrial, and (iii) that continued to own the relevant Fiat Industrial shares continuously during the period between the record date concerning the Fiat Industrial extraordinary shareholders’ meeting (i.e. June 28, 2013) and the FI Merger Effective Date, will have their NewCo Common Shares converted into qualifying common shares (the “Qualifying Common Shares”) and registered in the Loyalty Register (as defined below). Following such registration, a corresponding number of special voting shares will be allocated to the eligible holders of the Qualifying Common Shares, so that the additional voting rights can be exercised at the first NewCo’s shareholders’ meeting following such registration (the “Special Voting Shares”). For further information on the loyalty voting structure of NewCo, please refer to Section 2.1.1.1 below.

A procedure substantially similar will be established in connection with the allocation of the Special Voting Shares to the CNH shareholders who elect to participate in the loyalty voting structure upon closing of the CNH Merger as described below and meet requirements substantially similar to the ones set out above, applicable mutatis mutandis.

Accounting effects

With reference to the accounting effects of the Transaction, as provided for under the FI Merger Plan and the report of the board of directors of Fiat Industrial, the assets, liabilities and other legal relationships of Fiat Industrial and CNH will be reflected in the accounts and other financial reports of NewCo as of January 1, 2013 and, therefore, the accounting effects of the Transaction will be recognized in NewCo’s accounts from that date. For further information on the accounting effects of the Transaction, please refer to Section 2.1.2.6 below.

Scope of the Transaction

The main objective of the Transaction is to simplify the Fiat Industrial Group’s capital structure by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and, subsequently, on the Italian Stock Exchange (Mercato Telematico Azionario, “MTA”). The board of directors of Fiat Industrial expects the following benefits from the Transaction:

•	create a single class liquid stock listed on the NYSE and the MTA;

•	build a true peer to the major North American-based capital goods companies in both scale and capital market appeal;

•	increase liquidity and attract new capital goods-focused investor base and analyst coverage in the US;

•	capitalize on scarcity value deriving from being the only significant agricultural equipment player listed in Europe;

•	eliminate CNH illiquidity discount and achieve, over time, a valuation more in line with global capital goods peers;

•	improve credit profile and access a broader liquidity pool.

From a strategic and operational perspective, the Transaction will enable full integration of the businesses pertaining to Fiat Industrial, which – once combined – shall represent the third-largest capital goods group in the world by equipment sales, consisting of CNH’s agricultural and construction equipment operations, Iveco trucks and commercial vehicles business and FPT Industrial’s broad variety of powertrain applications. The board of directors of Fiat Industrial believes that, as a result of the Mergers, the full integration of the businesses would facilitate unrestricted access to the Group’s know-how and the achievement of other benefits, among which:

•	CNH will secure full access to FPT Industrial’s engine know-how;

•

the creation of opportunities for the regional consolidation of Financial Services platforms and the common development of new infrastructures in developing markets; by sharing resources, IT platforms, and leveraging a larger scale of operations, the companies of the Group will be able to more efficiently use their resources and will be more attractive to funding partners in developing markets;

•

the Group will be able to acquire greater scale and fully leverage synergies in key emerging markets such as China, Brazil, and Argentina, translating into a more effective local execution in these countries.

Finally, the Transaction is expected to increase the Group’s flexibility to pursue strategic transactions and reward long-term shareholding.

1.	RISK FACTORS

Following is a brief description of risks and uncertainties relating to the Transaction described in this Information Document that could potentially have a significant impact on the activities of Fiat Industrial and Fiat Industrial Group. In addition, an update is provided to the general risks and uncertainties for Fiat Industrial Group published in Fiat Industrial’s 2012 annual report (“Fiat Industrial’s Annual Report”), as well as those contained in the base prospectus for the Global Medium Term Note program published by Fiat Industrial on April 9, 2013.

Other risks and uncertainties, which are currently unforeseeable or considered to be unlikely, could also have a significant influence on the operating performance, financial position and future prospects of the Fiat Industrial Group.

1.1	MAIN RISKS AND UNCERTAINTIES RELATING TO THE FIAT INDUSTRIAL GROUP’S ACTIVITIES

1.1.1	Risks associated with general economic conditions

The Fiat Industrial Group’s earnings and financial position are and will continue to be influenced by various macroeconomic factors – including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices and the cost of commodities or other raw materials – which exist in the various countries in which it operates.

Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including the Fiat Industrial Group’s dealer networks. As a result, some customers may delay or cancel plans to purchase the Fiat Industrial Group’s products and services and may not be able to fulfill their obligations to the Fiat Industrial Group in a timely fashion. Further, the Group’s suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to the Group, which could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the Euro currency), which is at risk of being impacted by sovereign debt defaults and other severe pressures on the banking system in European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, other governments may continue to implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key regions, the demand for the Group’s products and services would likely decrease and the Group’s results of operations, financial position and cash flows could be materially and adversely affected.

In addition, a decline in equity market values could cause many companies, including the Group, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. The factors that the Group evaluates to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require the Group to consider whether it needs to record an impairment charge. In the event the Group is required to record an impairment charge with respect to certain intangible assets, it would have an adverse impact on the Group’s financial position and results of operations.

1.1.2	Risks associated with financing requirements

The Group’s future performance will depend on, among other things, its ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible recourse to capital markets or other sources of financing. Although the Group has measures in place to ensure that adequate levels of working capital and liquidity are maintained, further declines in sales volumes could have a negative impact on the cash-generating capacity of its operating activities. The Group could, therefore, find itself having to seek additional financing and/or refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any difficulty in obtaining financing could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

1.1.3	Risks associated with the credit ratings of the companies participating in the Transaction

On January 5, 2011, Moody’s Investors Service assigned Fiat Industrial a Ba1 Corporate Family Rating and a short-term “Not Prime” rating, with stable outlook. On February 24, 2011, Standard & Poor’s Rating Services confirmed a long-term rating of BB+ with negative outlook for Fiat Industrial, in line with the preliminary rating issued on November 4, 2010, and a short-term rating of B. On March 22, 2012, Standard & Poor’s upgraded its outlook from negative to stable and confirmed Fiat Industrial’s long-term rating of BB+ and short-term rating of B.

On July 25, 2011, Moody’s Investors Service assigned CNH a Ba2 Corporate Family Rating, with stable outlook. On March 31, 2009, Standard & Poor’s Rating Services assigned CNH Global a long-term rating of BB+ with negative outlook. On March 22, 2012, Standard & Poor’s upgraded its outlook from negative to stable and confirmed CNH’s long-term rating of BB+. On June 9, 2008, DBRS assigned CNH a BBB (low) rating with stable outlook.

In addition to other factors, the ability to access capital markets and the related costs are highly dependent on the Group’s credit rating. Any downgrade by rating agencies could increase the Group’s cost of capital and potentially limit its access to sources of financing with a consequent material adverse effect on its business prospects, earnings and/or financial position.

1.1.4	Risks associated with currency and interest rate fluctuations and credit exposure

The Group, which operates in numerous markets worldwide, is naturally exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the difference in geographic distribution between the Group’s manufacturing activities and its commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production activities.

The Group uses various forms of financing to cover funding requirements for its industrial activities and for financing customers and dealers. The Group’s financial services companies operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Consistent with its risk management policies, the Group manages currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, however, sudden fluctuations in currency or interest rates could have an adverse effect on the Group’s business prospects, earnings and/or financial position.

The Group’s financial services activities are also subject to the risk of insolvency of dealers and end customers, as well as unfavorable economic conditions in markets where these activities are carried out, which the Group seeks to mitigate through credit policies applied to dealers and end customers.

1.1.5	Risks associated with the agricultural and construction equipment, truck and commercial vehicles markets

Performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of inventories;

•	the profitability of agricultural enterprises;

•	the demand for food products;

•	agricultural policies, including aid and subsidies to agricultural enterprises, provided by major governments and/or supranational organizations.

In addition, unfavorable climactic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on the decision to buy agricultural equipment and, consequently, on the Group’s revenues.

Performance of the construction equipment market is influenced, in particular, by factors such as:

•	public infrastructure spending; and

•	new residential and non-residential construction.

Performance of the trucks and commercial vehicles market is influenced, in particular, by factors such as:

•	changes in global market conditions including changes in levels of business investments and sales of commodities; and

•	public infrastructure spending.

The above factors could significantly influence the demand for agricultural and construction equipment, as well as for trucks and commercial vehicles, and, consequently, the Group’s financial results.

1.1.6	Risks associated with employees and suppliers relationships

In many countries where the Group operates, Group employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to the Group could impair its flexibility in reshaping and/or strategically repositioning its business activities. Therefore, the Group’s ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and the agreement of the labor unions where such laws and agreements are applicable. In addition, industrial action by employees could have an adverse impact on the Group’s business activities.

Furthermore, the Group purchases raw materials and components from a large number of suppliers and relies on services and products provided by companies external to the Group. Some of those companies are highly unionized. Close collaboration between a manufacturer and its suppliers is common in the industries in which the Group operates and although this offers economic benefits in terms of cost reduction, it also means that the Group is more reliant on its suppliers and is exposed to the possibility that difficulties (if any), including of a financial or industrial relations nature, experienced by those suppliers (whether caused by internal or external factors) could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

1.1.7	Risk associated with increases in costs, disruption of supply or shortage of raw materials

The Group relies upon key suppliers for certain raw materials, parts and components. The Group cannot guarantee that it will be able to maintain appropriate supply arrangements with these suppliers or otherwise assure access to raw materials, parts and components. In some cases this access may be affected by factors outside of the Group’s control and the control of its suppliers. Adverse financial conditions and natural disasters, such as the March 2011 earthquake and tsunami in Japan, could cause some of the Group’s suppliers to face severe financial hardship and disrupt the Group’s access to critical raw materials, parts and components. Any disruption to or shortage of supply of raw materials, parts and components could negatively impact the Group’s costs of production, the Group’s ability to fulfill orders, the Group’s ability to achieve growth in product sales and the profitability of the Group’s business.

Certain companies in the Group use a variety of raw materials in their businesses including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices for these raw materials fluctuate and at times in recent periods prices have increased significantly in response to changing market conditions. The Group will seek to manage this exposure, but it may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase the Group’s operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

1.1.8	Risks associated with the CNH’s strategic alliance with Kobelco Construction Machinery Co., Ltd.

Effective December 31, 2012, the first phase of CNH’s global alliance with Kobelco Construction Machinery Co., Ltd. expired and CNH entered a new phase of the relationship. CNH will continue to be able to purchase whole goods from Kobelco as well as component parts to continue to manufacture excavators, based upon Kobelco technology, in CNH’s plants until at least December 31, 2017. With the end of the first phase of the global alliance, CNH and Kobelco terminated their co-ownership of certain companies formed in connection with the global alliance. In addition, the territorial sales and marketing restrictions under the global alliance expired in the Americas, Europe, Africa, the Middle East and the Commonwealth of Independent States on December 31, 2012 and such restrictions are expected to terminate in Asia Pacific not later than June 30, 2013. While the Group expects a smooth transition with respect to implemented changes, a failure to realize such a transition and anticipated benefits could have a material adverse effect upon the Group’s construction product lines, construction equipment distribution network, financial position and results of operations.

1.1.9	Risks associated with management

The Group’s success is largely dependent on the ability of its senior executives and other members of management to effectively manage the Group and individual areas of business. The loss of any senior executive, manager or other key employee without an adequate replacement or the inability to attract and retain new, qualified personnel, including any loss of members of senior management or employees that could occur in connection with the Transaction, could therefore have an adverse effect on the Group’s business prospects, earnings and/or financial position.

1.1.10	Risks associated with the high level of competitiveness in the industries in which the Group operates

Substantially all of the Group’s revenues are generated in highly competitive sectors such as production and distribution of agricultural and construction equipment, trucks and commercial vehicles and related powertrain systems. The Group faces competition from other international manufacturers of trucks and commercial vehicles in Europe and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, North America and Latin America. These markets are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly in pricing, has increased significantly in the Group’s areas of activity in recent years. Should the Group be unable to adapt effectively to external market conditions, this could have an adverse effect on its business prospects, earnings and/or financial position.

1.1.11	Risks associated with environmental and other governmental regulation

The Group’s products and activities are subject to numerous environmental laws and regulations (local, national and international) which are becoming increasingly stringent in many countries in which it operates. Such regulations govern, among other things, products – with requirements for reduced emissions of polluting gases, reduced fuel consumption and safety becoming increasingly stricter – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination becoming increasingly stricter. To comply with such regulations, the Group employs considerable resources and expects it will continue to incur substantial costs in the future.

In addition, government initiatives to stimulate consumer demand for products sold by the Group, such as changes in tax treatment or purchase incentives for new vehicles, can substantially influence the timing and level of revenue generation. The terms, size and duration of such government measures is unpredictable and outside of the Group’s control. Any adverse change in government policy relating to those measures could have a material adverse effect on the Group’s business prospects, operating results and/or financial position.

1.1.12	Risks associated with the ability to offer innovative products

The success of the Group’s businesses depends on the Group’s ability to maintain or increase share in existing markets and/or to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of the Group’s principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, could result in reduced market share, having a material adverse effect on the Group’s business prospects, earnings and/or financial position.

1.1.13	Risks associated with operating in emerging markets

The Group’s ability to grow its businesses depends to an increasing degree on its ability to increase market share, and operate profitably, in emerging market countries, such as Brazil, Russia, India, China, Argentina and Turkey. In addition, the Group could increase its use of component suppliers in these markets. The Group’s implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, the Group may encounter difficulties in obtaining necessary government approvals in a timely manner. In addition, the Group may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept the Group’s products. The Group may face challenges as a result of the pervasiveness of corruption and other irregularities in business practices in certain regions. Some of these emerging market countries also may be subject to a greater degree of economic and political volatility that could adversely affect the Group’s financial position, results of operations and cash flow.

1.1.14	Risks associated with the capital goods market

More than other sectors, producers in the capital goods sector, such as CNH and Iveco, are subject to:

•

the condition of financial markets, in particular, the ability to access the securitization market and prevailing interest rates in that market. In North America, in particular, the Group makes considerable use of asset-backed securitization to fund financing offered to dealers and end customers. Negative conditions in the financial markets, and the asset-backed securitization market in particular, could have a significant impact on the Group’s business prospects, earnings and/or financial position;

•

cyclicality, which can cause sudden declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility.

1.1.15	Risks associated with the Group’s defined benefit pension plans and other post-employment obligations

At December 31, 2012, Fiat Industrial’s defined benefit pension plans and other post-employment benefits had an underfunded status of approximately € 1,857 million. Changes in applicable law could affect the funding requirements in the future.

The funded status of Fiat Industrial’s defined benefit pension and post-employment benefit plans is subject to many factors as discussed in the section “Significant Accounting Policies – Use of Estimates” of the Notes to Fiat Industrial’s Annual Report. To the extent that the Group’s obligations under a plan are unfunded or underfunded, the Group will have to use cash flow from operations and other sources to pay its obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets will vary due to market factors. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

1.1.16	Risks associated with the global nature of the Group’s activities

Some of those risks include:

•	changes in laws, regulations and policies that affect:

•	import and export duties and quotas,

•	currency restrictions,

•	the design, manufacture and sale of the Group’s products, including, for example, engine emissions regulations,

•	interest rates and the availability of credit to the Group’s dealers and customers,

•	property and contract rights,

•	where and to whom products may be sold, and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which the Group operates;

•	varying and unpredictable customer needs and desires;

•	varying and unexpected actions of the Group’s competitors;

•	labor disruptions;

•	changes in governmental debt relief and subsidy program policies in certain significant markets such as Brazil; and

•	war, civil unrest, and terrorism.

1.1.17	Risks associated with the Demerger of activities from Fiat S.p.A. and transfer to Fiat Industrial

Under Italian law, following the Demerger, Fiat Industrial continues to be liable jointly with Fiat S.p.A. for liabilities of Fiat S.p.A. that arose prior to the effective date of the Demerger and that remained unsatisfied at that date in the event that Fiat S.p.A. fails to satisfy such liabilities. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until the liabilities of Fiat S.p.A. existing as of the Demerger will be satisfied in full. Furthermore, Fiat Industrial may be responsible jointly with Fiat S.p.A. in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. Such potential liabilities, like all other liabilities of Fiat Industrial, will be assumed by NewCo as successor to Fiat Industrial in the Transaction. NewCo estimates that the liabilities of Fiat S.p.A. that will be outstanding as of completion of the Transaction for which NewCo may be held jointly liable as described above in the event that Fiat S.p.A. fails to satisfy such obligations amount to approximately €4.2 billion.

Fiat Industrial deems the risk of Fiat S.p.A.’s insolvency as remote and, therefore, at December 31, 2012 no provision has been accrued in respect of the above mentioned joint liabilities.

1.1.18	Risks associated with pending legal proceedings

The Group is involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations and other legal proceedings that arise in the ordinary course of its business. The Group estimates such potential claims and contingent liabilities and, where appropriate, records provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against the Group is uncertain and although such lawsuits are not expected individually to have a material adverse effect on the Group’s financial position or its profitability, such lawsuits could have, in the aggregate, a material adverse effect on the Group’s consolidated financial position, cash flows, results of operations or profitability.

Furthermore, the Group could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on its results of operations in any particular period. In addition, while the Group maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims.

1.1.19	Risks associated with financial services

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with its customers. The creditworthiness of each customer, and the rates of delinquencies, repossessions and net losses relating to customer loans, are impacted by many factors, including:

•	relevant industry and general economic conditions;

•	the availability of capital;

•	changes in interest rates;

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	weather; and

•	the value of the collateral securing the extension of credit.

A deterioration in the quality of the Group’s financial assets, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of the Group’s financial services businesses. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. In such circumstances, the Group’s loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and the Group’s financial services businesses repossess collateral securing the repayment of a loan, its ability to recover or mitigate losses by selling the collateral is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as trucks and commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as trucks and commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as trucks and commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting the Group’s financial position and results of operations.

Funding risk

The Group’s financial services business has traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to the Group’s financial services business. From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected the Group’s ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on the Group’s financial position and results of operations. As the Group’s financial services businesses finance a significant portion of the Group’s sales of equipment, to the extent such financial services businesses are unable to access funding on acceptable terms, the Group’s sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, additional reserve support has been added to certain previously-issued ABS transactions. Such optional support may be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The need to provide additional reserve support could have an adverse effect on the Group’s financial position, results of operations and cash flow.

Repurchase risk

In connection with the Group’s ABS transactions, the Group makes customary representations and warranties regarding the assets being securitized, as disclosed in the related offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by the Group’s trusts to require the Group to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on the Group’s financial position, results of operations and cash flow.

Regulatory risk

The operations of the Group’s financial services businesses are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws and judicial and administrative decisions and interpretations imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate customers’ insurance coverage;

•	require disclosure to customers;

•	govern secured and unsecured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of loans; and

•	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or applicable laws prohibit interest rates the Group charges from rising to a level commensurate with risk and market conditions, such events could adversely affect the Group’s financial services businesses and the Group’s financial position and results of operations.

1.1.20	Risks associated with the significant outstanding indebtedness of the Group

As of December 31, 2012, the Group had an aggregate of €20.6 billion (including €16.0 billion relating to financial services companies) of consolidated gross indebtedness, and its equity was €5.7 billion, including non-controlling interests.

The extent of the Group’s indebtedness could have important consequences to its operations and financial results, including:

•	the Group may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•

the Group may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to the Group for other purposes;

•	the Group may be more financially leveraged than some of its competitors, which could put it at a competitive disadvantage;

•	the Group may not be able to adjust rapidly to changing market conditions, which may make it more vulnerable to a downturn in general economic conditions or its business; and

•	the Group may not be able to access the capital markets on favorable terms, which may adversely affect its ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by current volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Transaction is the expected reduction in funding costs over time due to improved debt capital markets positioning of the entity resulting from the Mergers. However, certain of the circumstances and risks described may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved in full or at all.

1.1.21	Risks associated with covenants in the Group’s debts agreements

The indentures governing certain of the Group’s outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of companies in the Group to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

For more information regarding the Group credit facilities and debt, please refer to Note 27 to the Fiat Industrial’s Annual Report.

1.1.22	Risks associated with dealer equipment sourcing and inventory management decisions

The Group’s dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with the Group’s products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact the Group’s sales, financial position and results of operations.

1.1.23	Risks associated with adverse economic conditions on the Group’s dealers

Global economic conditions continue to place financial stress on many of the Group’s dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing the Group’s equipment. Accordingly, additional financial strains on members of the Group’s dealer network resulting from current or future economic conditions could adversely impact the Group’s sales, financial position and results of operations.

1.1.24	Risks associated with the inability of the Group to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances

A principal purpose of the Mergers is to create a single class of liquid stock which, among other things, provides NewCo with additional alternatives for funding future acquisitions and strategic alliances. The Group may engage in acquisitions or enter into, expand or exit from strategic alliances which could involve risks that could prevent the Group from realizing the expected benefits of the transactions or the achievement of strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, the Group’s product lines, businesses, financial position, and results of operations could be adversely affected.

1.2	MAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH THE TRANSACTION

1.2.1	Risks associated with the Exchange Ratios

As detailed in the FI Merger Plan, the report of the board of directors of Fiat Industrial and the explanatory notes prepared by the board of directors of NewCo, the FI Exchange Ratio was determined by the boards of the directors of the participating companies with the support of their advisors. As far as the CNH Merger is concerned, the CNH Exchange Ratio was determined by the board of directors of CNH and NewCo, as detailed in the CNH Merger Plan. The Exchange Ratios will not be adjusted for changes in the value of CNH common shares or the value of Fiat Industrial ordinary shares, or for changes in the relative value of the businesses of CNH or Fiat Industrial. If the value of CNH common shares relative to the value of Fiat Industrial ordinary shares increases or decreases (or the value of CNH businesses increases or decreases relative to the value of the Fiat Industrial businesses) prior to the effectiveness of the Mergers, the market value of the NewCo Common Shares that shareholders receive in the Mergers may be higher or lower than the then-current relative values of their Fiat Industrial or CNH shares. For additional information related to the Exchange Ratios and valuation methodologies used, please refer to Sections 2.1.2.3 and 2.1.2.4.

1.2.2	Risks associated with the potential opposition of creditors

Pursuant to article 2503 of the Italian Civil Code, the FI Merger cannot take effect until sixty days after the last registration required under article 2502-bis of the Italian Civil Code, without prejudice to all other forms of protection guaranteed to creditors under the Italian Civil Code. In the event of rightful opposition by Fiat Industrial creditors to the FI Merger and exceeding – together with the amount to be paid to Fiat Industrial shareholders exercising their withdrawal right, determined pursuant to article 2437-ter of the Italian Civil Code – of the maximum threshold of €325 million, the FI Merger may not be completed.

1.2.3	Risks associated with directors and executive officers of Fiat Industrial and CNH having interests in relation to the Transaction

Some of Fiat Industrial’s directors who recommend that the Fiat Industrial shareholders vote in favor of the FI Merger Plan and the transactions contemplated thereby, as well as some of Fiat Industrial’s executive officers, have benefit arrangements that provide them with interests in the Mergers that may be different from those of other Fiat Industrial and/or CNH shareholders. The receipt of compensation or other benefits in connection with the Mergers may influence these persons in making their recommendation that the Fiat Industrial shareholders vote in favor of approval of the FI Merger Plan and the transactions contemplated thereby.

Some of CNH’s directors or executive officers have interests in the Mergers that may differ from, or be in addition to, those of other Fiat Industrial and/or CNH shareholders, including: economic benefits for certain directors and officers of CNH, who currently own CNH common shares, the appointment of certain executive officers of CNH as officers of NewCo, the appointment of certain directors of CNH as directors of NewCo, the indemnification of former directors and executive officers of CNH by NewCo and the interests certain executive officers of CNH have by reason of their respective employment agreements. None of the unconflicted directors of CNH making the recommendation that the CNH shareholders vote in favor of approval of the Merger Agreement and the transactions contemplated thereby receive any benefits or compensation from CNH other than in their capacities as directors or as members of the Special Committee.

1.2.4	Risk associated with costs related to the Transaction

NewCo, Fiat Industrial and CNH have incurred, and expect to continue to incur, significant costs in connection with the Mergers, including the fees of their respective professional advisors. In addition, Fiat Industrial may be obligated to pay in the aggregate up to €325 million to shareholders that exercise statutory cash exit rights and to Fiat Industrial’s creditors following their possible opposition to the FI Merger. NewCo, Fiat Industrial and CNH may incur unanticipated costs associated with the Transaction and the listing of the NewCo Common Shares. Unanticipated costs may have an adverse impact on the results of operations of NewCo following the effectiveness of the Mergers. For further information on the costs related to the Transaction, please refer to Section 2.1.2.1 below.

1.2.5	Risks associated with the high-low voting structure to be adopted by NewCo

If Fiat Industrial and CNH shareholders holding a significant number of Fiat Industrial ordinary shares and/or CNH common shares elect to receive Special Voting Shares in connection with the Mergers or come to hold Special Voting Shares after the Mergers, or if NewCo shareholders holding a significant number of NewCo Common Shares for an uninterrupted period of at least three years elect to receive Special Voting Shares, a relatively large proportion of the voting power of NewCo could be concentrated in a relatively small number of shareholders who would have significant influence over NewCo.

The provisions of the articles of association of NewCo establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of NewCo, even if a change of control were considered favorably by stockholders holding a majority of NewCo Common Shares.

Exor, which as of April 30, 2013 held 30.01% of Fiat Industrial’s share capital, confirmed its current intention to maintain voting rights in NewCo above the legal threshold for a mandatory tender offer (i.e., 30%). Immediately following the Mergers, Exor could have a voting interest in NewCo of up to a maximum of approximately 43% if Exor elects to participate in the loyalty voting structure and no other shareholder of CNH or Fiat Industrial participates.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in NewCo’s management and the implementation of the loyalty voting structure could reduce the liquidity of the NewCo Common Shares and adversely affect the trading prices of the NewCo Common Shares.

For additional information related to the loyalty voting structure, please refer to Section 2.1.1.1.

1.2.6	Risks associated with the conditions precedent to the Transaction

Although Fiat Industrial and CNH expect to complete the Mergers by the third quarter of 2013, the Transaction is subject to certain closing conditions, some of which are beyond the control of Fiat Industrial and CNH, such for instance the listing of the NewCo Common Shares on the NYSE and Fiat Industrial shareholders and creditors exercising their statutory rights not resulting in a payment of more than €325 million in the aggregate. In addition, the market price of CNH common shares and Fiat Industrial ordinary shares currently and in the period prior to closing or possible termination of the Merger Agreement may reflect a market assumption that the Mergers will occur. If the companies fail to complete the Mergers, this could result in a negative perception by the stock market of CNH and Fiat Industrial generally and a decline in the market price of CNH’s and Fiat Industrial’s shares.

Moreover, if the Mergers are not completed, the Fiat Industrial Group will not achieve the benefits expected from the combination.

Furthermore, the CNH Dividend paid for an aggregate amount of €237 million will have reduced CNH’s and Fiat Industrial’s consolidated cash resources without achieving the benefits of the Mergers and, if the Merger Agreement is terminated and the Mergers are not completed, a dividend of US$10.00 per each CNH common share held by FNH (“CNH Common Share B”) will be paid to FNH, further reducing CNH’s cash resources without achieving the benefits of the Mergers.

Following the approval of the Mergers by the shareholders, in the event that Fiat Industrial or CNH considers waiving certain of the merger conditions, shareholder approval of any such waiver may not be required or sought.

For additional information on the conditions precedent to the Transaction, refer to the Summary and Section 2.1.2.1 below.

1.2.7	Risks associated with volatility in the share price of NewCo

The market prices of the NewCo Common Shares may decline following closing of the Mergers and the listing of the NewCo Common Shares on the NYSE and the MTA, if, among other reasons, NewCo does not achieve the expected benefits of the Mergers described in this Information Document, as rapidly or to the extent anticipated by it or if shareholders sell a significant number of NewCo Common Shares after consummation of the Mergers.

1.2.8	Risks associated with publicly traded securities

Prior to the Mergers, there has been no market for the NewCo Common Shares. Concurrently with the filing of this Registration Statement, NewCo will file a listing application to list the NewCo Common Shares on the NYSE. However, there can be no assurance that an active market for the NewCo Common Shares will develop after closing of the Mergers, or that if it develops, the market will be sustained. The listing of NewCo Common Shares on the MTA is expected to occur, subject to the approval by the Italian competent authorities, shortly following the closing of the Mergers and the listing of NewCo Common Shares on the NYSE. It is not possible to predict how trading will develop on the NYSE and MTA. The dual listing of NewCo Common Shares may adversely affect the liquidity of the shares in one or both markets and may adversely affect the development of an active trading market for NewCo Common Shares in the United States. In addition, the dual listing of NewCo Common Shares may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for NewCo Common Shares on the two exchanges. For additional information related to listing and trading NewCo Common Shares on the NYSE, please refer to Section 2.1.1.1 below.

1.2.9	Risks associated with agreements that contain change of control clauses

Fiat Industrial and CNH are a party to joint ventures, supply agreements, license agreements, financing and other agreements and instruments, some of which contain provisions that may be triggered by the Mergers, such as default provisions, termination provisions, acceleration provisions and/or mandatory repurchase provisions.

In addition, other agreements of Fiat Industrial or CNH may require the payment of fees in connection with the envisaged Transaction. If Fiat Industrial or CNH is unable to obtain any necessary waiver or consent, the operation of the above provisions may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements, supply agreements, licensing agreements or may require the renegotiation of financing agreements and/or the payment of significant fees. Investors cannot be assured that NewCo will be able to negotiate new agreements on terms as favorable to it as those that Fiat Industrial or CNH negotiated in the past, or at all.

1.2.10	The Mergers are not expected to result in any significant operational cost savings or significant synergies

Fiat Industrial and CNH have historically operated in a highly integrated fashion designed to efficiently operate their respective businesses while limiting overlapping functions and capitalizing on common features, including CNH’s use of Fiat Industrial’s treasury and cash management functions, all of which are designed to reduce costs. Therefore, NewCo, Fiat Industrial and CNH do not expect that the Mergers will result in any significant operational cost savings or significant synergies.

1.2.11	Risks related to an investment in NewCo shares

The NewCo Common Shares to be received by the CNH shareholders and the Fiat Industrial shareholders in connection with the Mergers will have different rights from either the CNH common shares or the Fiat Industrial ordinary shares.

As of the Effective Date, Fiat Industrial shareholders and CNH shareholders will no longer be holders of Fiat Industrial ordinary shares and CNH common shares, but will instead be holders of NewCo Common Shares. There are certain differences between their current rights as holders of Fiat Industrial ordinary shares or CNH common shares and the rights to which they will be entitled as holders of NewCo Common Shares. For detailed information as to the differences between the current rights of Fiat Industrial shareholders and CNH shareholders and the rights to be expected as holders of NewCo common shares, please see the comparative table enclosed as an appendix to this Information Document.

1.2.12	Risks associated with taxation

Tax consequences of Special Voting Shares

No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of Special Voting Shares should be treated for U.S., U.K. or Italian tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.

In addition, the fair market value of the Special Voting Shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the Special Voting Shares are not transferrable and a shareholder will receive amounts in respect of the Special Voting Shares only if NewCo is liquidated, NewCo believes and intends to take the position that the value of each Special Voting Share is minimal. However, the relevant tax authorities may have differing views as to the value of the Special Voting Shares. The tax treatment of the Special Voting Shares is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Special Voting Shares. See Section 2.1.2.8 below for a further discussion.

NewCo intends to operate in a manner to be treated as resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere

NewCo is not a company incorporated in the U.K. Therefore, whether it is resident in the U.K. for tax purposes will depend on whether its “central management and control” is located (in whole or in part) in the U.K. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that NewCo, the Group holding company, is likely to be regarded as having become U.K.-resident on this basis from incorporation and remaining so if, as NewCo intends, (i) most meetings of its board of directors are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting NewCo and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of NewCo, together with supporting staff, are based in the U.K.; and (v) NewCo has permanent staffed office premises in the U.K.

Even if NewCo is resident in the U.K. for tax purposes on this basis as expected, it would nevertheless not be treated as U.K.-resident if (a) it were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) there is a tie-breaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Residence of NewCo for Italian tax purposes is largely a question of fact based on all circumstances. A rebuttable presumption of residence in Italy may apply under Article 73 (5-bis) of the Italian Consolidated Tax Act (“CTA”). However, NewCo intends to set up its management and organizational structure in such a manner that it should be deemed resident in the U.K. from its incorporation for the purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in NewCo’s management and organizational structure, there can be no assurance regarding the final determination of NewCo’s tax residence. Should NewCo be treated as an Italian tax resident, it would be required to comply with withholding tax and/or reporting obligations provided under Italian tax law.

Even if its “central management and control” is in the U.K. as expected, NewCo will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that it is incorporated there. Nonetheless, NewCo will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case. NewCo has sought a ruling on this question from the U.K. and Dutch competent authorities. NewCo anticipates that, so long as the factors listed in the third preceding paragraph are present at all material times, it is unlikely that the U.K. and Dutch competent authorities will rule that NewCo should be treated as solely resident in the Netherlands. The outcome of that ruling, however, cannot be guaranteed. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn.

Unless and until the U.K. and the Dutch competent authorities rule that NewCo should be treated as solely resident in the United Kingdom for the purposes of the Netherlands-U.K. double tax treaty, the Netherlands will be allowed to levy tax on NewCo as a Dutch-tax-resident taxpayer. Furthermore, in these circumstances, dividends distributed by NewCo will be subject to Dutch dividend withholding tax.

Should Dutch or Italian withholding taxes be imposed on future dividends or distributions with respect to NewCo Common Shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Dutch and/or Italian withholding taxes.

The U.K.’s controlled foreign companies taxation rules may reduce net returns to shareholders

On the assumption that NewCo becomes resident for tax purposes in the United Kingdom, it will be subject to the U.K. controlled foreign company (“CFC”) rules. The U.K. government has reformed the CFC rules to target them more accurately on profits (other than certain capital gains) “artificially diverted” from the U.K. NewCo will need to apply the new rules. Other Group companies resident for tax purposes in the U.K. will need to consider the old rules for a transitional period in relation to their non-U.K.-resident subsidiaries.

In broad terms, the new CFC rules can operate to subject U.K.-tax-resident companies (such as NewCo) to U.K. tax on the profits of certain companies not resident for tax purposes in the U.K. in which they have at least a 25% direct or indirect interest (a “controlled foreign company” or “CFC”). Interests of connected or associated persons may be aggregated with those of the U.K.-tax-resident company when applying this 25% threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the U.K. The definition of control is broad – it includes economic rights – and captures some joint ventures.

Various exemptions are available. One of these is that a CFC must be subject to tax in its territory of residence at an effective rate not less than 75% of the rate to which it would be subject in the U.K., after making specified adjustments. Another of the exemptions (the “excluded territories exemption”) is that the CFC is resident in a jurisdiction specified by HMRC in its regulations (most jurisdictions in which the Fiat Industrial Group has significant operations, including Italy and the United States, are so specified). For this exemption to be available, the CFC must not be involved in an arrangement with a main purpose of avoiding

U.K. tax and the CFC’s income falling within certain categories (often referred to as the CFC’s “bad income”) must not exceed a set limit. In the case of the United States and certain other countries, the “bad income” test need not be met if the CFC does not have a permanent establishment in any other territory and the CFC and persons with an interest in it are subject to tax in its home jurisdiction on all its income. NewCo expects that the principal operating activities of the Group should fall within one or more of the exemptions from the CFC rules, in particular the excluded territories exemption.

As a result, NewCo does not expect the CFC rules to have a material adverse impact on its financial position. However, amendments continue to be proposed to the new legislation and HMRC has not yet published its final guidance on the new regime. Accordingly, the effect of the new CFC rules is not yet certain. NewCo will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the reform of the CFC rules may have a material adverse impact on the financial position of NewCo, reducing net returns to NewCo shareholders.

The existence of a NewCo permanent establishment in Italy after the Transaction is a question of fact based on all the actual circumstances

Whether NewCo maintains a permanent establishment in Italy after completion of the Transaction (an “Italian P.E.”) is largely a question of fact based on the analysis of all the actual circumstances. NewCo believes that, on the understanding that it should be a U.K.-resident company under the Italy-U.K. tax treaty, it is likely to be treated as maintaining an Italian P.E. because it intends to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on NewCo’s assets connected with the Italian P.E. will not be taxed upon the FI Merger; (ii) Fiat Industrial’s tax-deferred reserves will not be taxed, inasmuch they are booked in the Italian P.E.’s financial accounts; and (iii) an Italian fiscal unit (the “Fiscal Unit”) could be maintained with respect to Fiat Industrial’s Italian subsidiaries whose shareholdings are part of the Italian P.E.’s net worth. Because this analysis is highly factual, there can be no assurance regarding NewCo’s maintaining an Italian P.E. after the completion of the Transaction.

The FI Merger will likely result in the immediate charge of an Italian Exit Tax

The FI Merger should qualify as a cross-border merger transaction for Italian tax purposes. Italian tax laws provide that such a merger is tax-neutral with respect to those Fiat Industrial assets that will remain connected with the Italian P.E., but will result in the realization of capital gains or losses on those Fiat Industrial assets that will not be connected with the Italian P.E. (giving rise to an “Italian Exit Tax”).

Under a recently-enacted Italian law (article 166, paragraph 2-quater, of the CTA), companies which cease to be Italian-resident and become tax-resident in another EU Member State may apply to suspend any Italian Exit Tax under the principles of the Court of Justice of the European Union case C-371/10, National Grid Indus BV. Although Italian rules implementing article 166, paragraph 2-quater, of the CTA have not yet been issued, NewCo anticipates that such rules will likely exclude cross-border merger transactions from the suspension of the Italian Exit Tax. In that case, the FI Merger will result in the immediate charge of an Italian Exit Tax in relation to those Fiat Industrial assets that will not be connected with the Italian P.E. Whether or not the forthcoming Italian implementing rules are deemed compatible with EU law is unlikely to be determined before the payment of the Italian Exit Tax is due.

The continuation of the Fiscal Unit in the hands of the Italian P.E. is uncertain and subject to a mandatory ruling request

According to article 124, paragraph 5, of the CTA, a mandatory ruling request should be submitted to the Italian tax authorities in respect of the FI Merger, in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit currently in place between Fiat Industrial and Fiat Industrial’s Italian subsidiaries. Fiat Industrial has filed a ruling request to the Italian tax authorities in respect of the FI Merger. Depending on the outcome of the ruling, it is possible that the carried-forward tax losses generated by the Fiscal Unit would become restricted losses and they could not be used to offset the future taxable income of the Fiscal Unit. It is also possible that NewCo would not be able to offset the Fiscal Unit’s carried-forward tax losses against any capital gains on Fiat Industrial’s assets that are not connected with the Italian P.E., despite the continuity of the Fiscal Unit.

1.2.13	Risks associated with the pro-forma data

This Information Document contains consolidated pro-forma financial information for the year ended December 31, 2012 that has been prepared, in accordance with the applicable reporting standards, to provide investors with information on the impact of the Transaction on the earnings and financial position and on the statements of income of the Fiat Industrial Group had the Transaction occurred during the period to which those pro-forma figures relate. Given that these figures are based on assumptions, it should be noted that if the Transaction had taken place on the dates on which the pro-forma figures are based rather than the actual effective date, the historic figures may have differed from the pro-forma figures provided. In addition, the pro-forma figures are not forward-looking and should not be considered a forecast of future earnings for the Group resulting from the Transaction. They have been prepared for the sole purpose of providing an illustrative representation of the identifiable and objectively measurable effects of the Transaction. Finally, given that the pro-forma data and the historic data have a different purpose and that different methodologies have been used to calculate the impacts on the statements of financial position, income and cash flows, the pro-forma statements of financial position, income and cash flows should be read and analyzed separately without attempting to reconcile those statements with each other. For further information, please refer to Section 5 below.

1.2.14	Risks associated with forward-looking statements contained in this Information Document

This Information Document contains forward-looking statements concerning NewCo and, as a consequence, relating to the activities of Fiat Industrial and CNH following completion of the Transaction. These elements do not represent statements of fact but are based on current expectations and projections of the companies party to the Transaction in relation to future events and, by their nature, are subject to inherent risks and uncertainties. Earnings estimates and projections are based on specific knowledge of the sector, publicly available data, and past experience. Underlying the projections are assumptions concerning future events and trends that are subject to uncertainty and whose actual occurrence or non-occurrence could result in significant variations from the projected results. These forward-looking statements relate to events and depend on circumstances that may or may not occur or exist in the future, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: changes in commodity prices, general economic conditions, economic growth and other changes in business conditions, changes in government regulation and framework (in each case, in Italy or abroad), and many other factors, some of which are referred to in this Section 1, most of which are outside of the control of the companies participating in the Transaction.

2.	INFORMATION ON THE TRANSACTION

2.1	DESCRIPTION OF THE TERMS AND CONDITIONS OF THE TRANSACTION

2.1.1	Description of the participating companies

2.1.1.1	NewCo (the acquiring company)

Introduction

NewCo was incorporated as a limited liability company (naamloze vennootschap) under the laws of the Netherlands on November 23, 2012 as a preliminary step to the Transaction and, as of the date of this Information Document, it is a wholly-owned direct subsidiary of Fiat Industrial. Since incorporation, the activities of NewCo have been consisting only of the preparation for the Transaction and it is not expected that the company will carry out activity of any other nature until the Effective Date of the Transaction.

A description of NewCo and of the activities to be carried out by NewCo subsequent to the Transaction is provided in herebelow.

Name, form of incorporation, registered office and share capital

NewCo has its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal office at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom.

As of the date of this Information Document, subscribed and paid-in share capital totaled €50,000.00, consisting of no. 5,000,000 shares having a par value of €0.01 each.

Duration and financial year

NewCo has an unlimited duration and its financial year ends on December 31.

Objects

The objects for which NewCo was established are:

(a)	to incorporate, to participate in any way whatsoever, to manage, to supervise businesses and companies which are engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing and to act as holding company for such companies;

(b)	to finance companies and businesses;

(c)	to render advice and services to businesses and companies with which the NewCo forms a group or to third parties;

(d)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities as well as to enter into agreements related thereto;

(e)	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and businesses with which it forms a group and in favor of third parties;

(f)	to obtain, manage, exploit and alienate registered property and items of property in general;

(g)	to trade and invest in currencies, securities and items of property in general;

(h)	to develop and to trade in patents, trademarks, licenses, know-how and other industrial property rights;

(i)	to perform any and all activity of industrial, financial or commercial nature, as well as any of the activities pertaining to the foregoing, relating thereto or conductive thereto, all in the widest sense of the word.

Shareholders’ structure

As of the date of this Information Document, NewCo is a wholly-owned direct subsidiary of Fiat Industrial.

Corporate bodies

As of the date of this Information Document, the members of the board of directors are as follows:

Name	Position

Sergio Marchionne	Chairman

Richard J. Tobin	Director

Derek Neilson	Director

Amendments to the by-laws associated with or resulting from the Transaction

The articles of association of NewCo have been established by deed of incorporation of NewCo on November 23, 2012 and have subsequently been amended on February 19, 2013. From the FI Merger Effective Date, NewCo will adopt the by-laws provided as Appendix 3 to the FI Merger Plan, as made available on Fiat Industrial corporate website, at the Companies’ Register of Turin and attached to this Information Document as Annex 1 (the “New By-Laws”).

As appendix to this Information Document, a table is enclosed containing a summary comparison of (a) the current rights of Fiat Industrial shareholders under Italian law and Fiat Industrial by-laws; (b) the current rights of CNH shareholders under Dutch law and CNH articles of association; and (c) the rights which Fiat Industrial and CNH shareholders will have as NewCo shareholders upon the effectiveness of the Transaction under Dutch law and the NewCo New By-Laws.

(I)	Company name

Prior to the completion of the Transaction, NewCo will change its company name in “CNH Industrial N.V.”.

(II)	Objects of NewCo

Pursuant to such New By-Laws, the objects of NewCo will be “to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity”.

Within the scope and for the achievement of the above purposes, NewCo may:

“(a)	operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

36

(b)	engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

(c)	provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described under paragraphs (a) and (b) above, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

(d)	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;

(e)	provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

(f)	purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

(g)	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

(h)	undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security;

(i)	render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.”

(III)	Share capital of NewCo

In connection with the Transaction, NewCo will increase its authorized share capital up to €40,000,000.00 divided into no. 2,000,000,000 NewCo Common Shares partially for allocation to the shareholders of Fiat Industrial and to the shareholders of CNH, in exchange for their existing shares of Fiat Industrial and CNH, on the basis of the established Exchange Ratios and no. 2,000,000,000 Special Voting Shares, all having a nominal value of €0.01 each.

NewCo Common Shares that are traded on the NYSE will be held through the book-entry system provided by the Depository Trust Company (“DTC”) and will be registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. NewCo Common Shares traded on the MTA will be held through Monte Titoli S.p.A. (“Monte Titoli”), as a participant of DTC.

37

(IV)	The Loyalty Voting Structure connected with the Special Voting Shares

Scope

The purpose of the special voting share structure connected with the Special Voting Shares (the “Loyalty Voting Structure”) is to reward long-term ownership of NewCo Common Shares and promote stability of the NewCo shareholder base by granting long-term NewCo’s shareholders with the equivalent of two votes for each NewCo Common Share that they held.

Charateristics of the Special Voting Shares (as defined below)

As explained in the FI Merger Plan and its annexes, in connection with the Transaction, NewCo will issue Special Voting Shares with a nominal value of €0.01 each to those shareholders of Fiat Industrial and CNH, as the case may be, who are eligible for and elect to receive such Special Voting Shares upon completion of the FI Merger and the CNH Merger respectively pursuant to the Terms and Conditions of the Special Voting Shares.

The NewCo Common Shares with respect to which Special Voting Shares are allocated (i.e., the Qualifying Common Shares) will be registered in a separate register (the “Loyalty Register”) of NewCo and, for so long as they remain in such register, such Qualifying Common Shares cannot be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances (e.g., essentially, in the case of transfers to affiliates or to relatives through succession, donation or other transfers of the associated Qualifying Common Shares).

Allocation of the Special Voting Shares

As far as the allocation of the Special Voting Shares is concerned, such allocation shall occur as follows.

Allocation upon the Mergers

In connection with the FI Merger, Fiat Industrial shareholders will be entitled to elect to participate in the Loyalty Voting Structure upon closing of the FI Merger as described below. Prior to the extraordinary general meetings of Fiat Industrial at which the FI Merger Plan will be submitted for approval, an Election Form (together with the mandate with the Agent, as defined under the Terms and Conditions of the Special Voting Shares, in order to represent the relevant electing shareholder in connection with the issuance, allocation, purchase, sale or repurchase of Special Voting Shares in compliance with the Terms and Conditions of the Special Voting Shares, as well as in connection with any retransfer to NewCo and/or repurchase of any Special Voting Share has been issued by NewCo in the context of the FI Merger as a result of an administrative error) will be made available to the Fiat Industrial shareholders on Fiat Industrial’s website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings). Such Election Form will be also made available at such extraordinary general meeting of Fiat Industrial at which the FI Merger Plan will be submitted for approval. Upon the delivery of the relevant election form by Fiat Industrial shareholders, then Fiat Industrial ordinary shares in respect of which such election has been made will be identified with a special ISIN code to facilitate the allocation of the Special Voting Shares in connection with the FI Merger.

Fiat Industrial shareholders who wish to elect to participate in the Loyalty Voting Structure with respect to all or some of the NewCo Common Shares they are entitled to receive in the FI Merger would be required to filled in and sign the Election Form and request their respective depository intermediaries to countersign and deliver to Fiat Industrial such Election Form so that Fiat Industrial receives the Election Form no later than 15 business days after the extraordinary general meeting at which the FI Merger Plan will be submitted for approval (i.e. by July 30, 2013).

38

In addition, in order to receive Special Voting Shares in connection with the FI Merger, Fiat Industrial shareholders must hold the relevant shares (in relation to which the relevant request referred to under the Election Form has been made) continuously during the period between the record date concerning the extraordinary general meeting (i.e. June 28, 2013) and the FI Merger Effective Date. Immediately after the closing of the FI Merger, Fiat Industrial shareholders: (i) that were present or represented (by proxy) at the Fiat Industrial extraordinary general meeting at which the FI Merger Plan will be submitted for approval, (ii) whose relevant depository intermediary has timely submitted the Election Form to Fiat Industrial, and (iii) that continued to own their Fiat Industrial shares continuously during the period between June 28, 2013 (the record date concerning the relevant extraordinary general meeting) and the FI Merger Effective Date, will have their NewCo Common Shares registered in the Loyalty Register. Following such registration, a corresponding number of Special Voting Shares will be allocated to the holders of the NewCo Common Shares (that will qualify as Qualifying Common Shares following such registration), so that the additional voting rights pertaining to each Special Voting Share can be exercised at the first NewCo shareholders’ meeting following such registration. It should be noted that a Special Voting Share can only be validly acquired by a holder of a NewCo Common Share which was acquired pursuant to the FI Merger, subject to such common share being a Qualifying Common Shares. Moreover, a holder of a Qualifying Common Share can only validly acquire not more than one Special Voting Share for each Qualifying Common Share.

A procedure substantially similar will be established in connection with the allocation of the Special Voting Shares to the CNH shareholders who elect to participate in the Loyalty Voting Structure upon closing of the CNH Merger as described below and meet requirements similar to the ones set out above, applicable mutatis mutandis.

Allocation after the Mergers

After closing of the Mergers, a NewCo shareholder may at any time elect to participate in the Loyalty Voting Structure by requesting the registration of all or some of the NewCo Common Shares held by such shareholder in the Loyalty Register. If such NewCo Common Shares have been registered in the Loyalty Register for an uninterrupted period of 3 years in the name of the same shareholder, such shares will become Qualifying Common Shares and the relevant shareholder will be entitled to receive one Special Voting Share for each such Qualifying Common Share. If at any moment in time such NewCo Common Shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder loses its entitlement to receive a corresponding number of Special Voting Shares.

Notwithstanding the fact that article 12 of the New By-Laws permits the board of directors of NewCo to approve transfers of Special Voting Shares, the Special Voting Shares cannot be traded and are transferrable only in very limited circumstances (e.g., to affiliates, to relatives through succession, donation or other transfers, or to NewCo for no consideration) and the board of directors of NewCo may only approve of transfers of Special Voting Shares in such limited circumstances.

The Special Voting Shares have only minimal economic entitlements. Such economic entitlements are designed to comply with Dutch law but are immaterial for investors. In addition, they carry the same voting rights as NewCo Common Shares.

At any time, a holder of Qualifying Common Shares may request the de-registration of such shares from the Loyalty Register and free trading thereof in the regular trading system (the

39

“Regular Trading System”). Upon the de-registration from the Loyalty Register, such shares will cease to be Qualifying Common Shares and will be freely tradable and the corresponding Special Voting Shares must be transferred to NewCo for no consideration.

From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated to such Qualifying Common Shares. The New By-Laws in combination with the Terms and Conditions of Special Voting Shares provide for a mechanism by which the board of directors of NewCo shall approve such transfers back to NewCo for no consideration. Such provision cannot be used by a shareholder of NewCo or the board of directors of NewCo to achieve a transfer of Special Voting Shares except for transfers to affiliates, to relatives through succession, donation or other transfers, or to NewCo for no consideration. NewCo may continue to hold the Special Voting Shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, NewCo may withdraw and cancel the Special Voting Shares as a result of which the nominal value of such shares will be allocated to the Special Capital Reserves. Consequently, the Loyalty Voting Structure will terminate as to the relevant Qualifying Common Shares in the Loyalty Register upon such Common Shares moving back to the Regular Trading System.

A shareholder must promptly notify NewCo upon the occurrence of a change of control (as defined in the New By-Laws). The change of control of the relevant shareholder will trigger the de-registration of the relevant Qualifying Common Shares from the Loyalty Register. The special voting rights will be suspended upon a direct or indirect change of control in respect of such Qualifying Common Shares that are registered in the Loyalty Register. A “change of control” shall mean, in respect of any NewCo shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such NewCo shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such NewCo shareholder, and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such NewCo shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such NewCo shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such NewCo shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of NewCo, are not otherwise material to the Transferred Group or the change of control transaction. “Transferred Group” shall mean the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition.

In the event of a breach of any of the covenants and transfer restrictions described above, the relevant shareholder shall without prejudice to NewCo’s right to request specific performance, be bound to pay to NewCo an amount equal to the average closing price of a NewCo Common Share on the NYSE calculated on the basis of the period of 20 trading days prior to the day of the breach or, if such day is not a business day, the preceding business day, multiplied by the number of Special Voting Shares that are affected by the relevant breach.

(V)	Changes to the corporate governance system associated with or resulting from the Transaction

It is intended that NewCo management and control structure will consist of a board of directors and an external accounting auditor appointed by the general meeting of NewCo

40

shareholders or, failing such appointment, by the board of directors to examine the annual accounts prepared by the board of directors, report thereon to the board of directors and express an opinion with regard thereto.

The board of directors, consisting of three (3) or more members, comprising both members having responsibility for the ordinary management of the company (executive directors) and members not having such responsibility for the ordinary management of the company (non-executive directors), will be responsible for management and strategy of NewCo. The majority of the members of the board of directors shall consist of non-executive directors; the board of directors shall appoint an audit committee, a remuneration committee and a nomination committee and shall have power to appoint any further committees, composed of directors and officers of NewCo and of Group companies determining the relevant duties and powers of these committees, it being understood that, in any case, the board of directors shall remain fully responsible for the actions undertaken by such committees.

The board’s term of office will be for one financial year only. As of the date of this Information Document, it is expected that the following persons will be appointed as NewCo’s directors following the Effective Date of the Transaction:

•	Mr. John Elkann;

•	Mr. Sergio Marchionne; and

•	Mr. Richard J. Tobin.

NewCo expects that, effective as of the date of the completion of the Transaction, or prior to such date, its board of directors will appoint an audit committee, a compensation committee and a corporate governance committee. In addition, upon the completion of the Transaction, NewCo expects to form a Group Executive Council (“GEC”), a committee having managerial functions headed by NewCo’s chairman and that it is expected to be composed by the current members of the senior management of Fiat Industrial and its subsidiaries.

NewCo shall have a policy in respect of the remuneration of the members of its board of directors. With due observation of the remuneration policy, the NewCo board of directors may determine the remuneration for the directors in respect of the performance of their duties.

NewCo board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. NewCo shall not grant the directors any personal loans or guarantees unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of NewCo board of directors.

Information on Dutch company law

In addition to the description of the corporate governance structure of NewCo upon completion of the Mergers, below is a brief overview of the laws applicable to NewCo, as a company organized under the laws of the Netherlands.

Issuance of shares

The general meeting of shareholders has the authority to resolve on any issuance of shares, also determining the price and other terms of issuance. The board of directors of NewCo may have the power to issue shares if it has been authorized to do so by the shareholders at a general meeting; under Dutch law, such authorization may not exceed a period of 5 (five) years, but it may be renewed by a resolution of the general meeting for subsequent five-year periods at any time. The NewCo board of directors will be designated as the competent body to

41

issue Special Voting Shares and to grant rights to subscribe for shares for an initial period of five years; prior to the CNH Merger, NewCo’s general meeting is expected to resolve to designate the board of directors as the competent body to issue NewCo Common Shares. Unless otherwise specified in the resolution, such authority is irrevocable and the general meeting shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares. In the resolution authorizing the board of directors, the class of shares, the maximum number of shares that the board of directors is authorized to issue and other terms of issuance must be determined.

Pursuant to the New By-Laws, which will become effective as per the FI Merger, the board of directors will be designated as the competent body to issue shares and to grant rights to subscribe for shares for an initial period of 5 (five) years. The general meeting will then resolve on any subsequent period up to a maximum of 5 (five) years.

No resolution of the general meeting or the board of directors is required for an issuance of shares pursuant to the exercise of a previously granted right to subscribe for shares. In turn, such rights will have been granted pursuant to a resolution.

Rights of pre-emption

Under Dutch law and the New By-Laws, each shareholder will have a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new NewCo Common Shares (or the granting of rights to subscribe for NewCo Common Shares). Exceptions to this right of pre-emption include the issuance of new NewCo common shares (or the granting of rights to subscribe for NewCo Common Shares): (i) to employees of NewCo or another member of its Group, (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously-granted right to subscribe for NewCo Common Shares. In the event of an issuance of Special Voting Shares, shareholders shall not have any right of pre-emption.

Upon a proposal of the board of directors, NewCo’s general meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of NewCo Common Shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the general meeting. NewCo’s general meeting may also designate the board of directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of NewCo Common Shares. Pursuant to Dutch law, this designation may be granted to the board of directors for a specified period of time of not more than five years and only if the board of directors has also been designated or is simultaneously designated the authority to resolve to issue NewCo Common Shares.

Prior to the completion of the Mergers, NewCo’s general meeting is expected to resolve to designate the board of directors as the competent body to limit or exclude the rights of pre-emption upon the issuance of NewCo Common Shares for a period of five years, together with the designation of the board of directors as the competent body to issue NewCo Common Shares.

Repurchase of shares

Subject to the prior agreement with the relevant shareholder, NewCo may acquire its own shares at any time for no consideration, subject to certain provisions of Dutch law and the New By-Laws, if: (i) NewCo’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (ii) NewCo and its subsidiaries would thereafter not hold shares or hold a pledge over NewCo common shares with an aggregate nominal value exceeding 50% of the NewCo’s issued share capital and (iii) the board of directors has been authorized to do so by the general meeting.

42

The acquisition of fully paid-up shares by NewCo other than for no consideration requires authorization by NewCo’s general meeting. Such authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees of NewCo or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired under universal title of succession. Such shares must be officially listed on a price list of an exchange.

Prior to the Mergers, the general meeting of NewCo is expected to resolve to designate the board of directors as the competent body to acquire NewCo’s fully paid up common shares for a period of 18 months.

No votes may be cast at a general meeting on the NewCo shares held by NewCo or its subsidiaries. Nonetheless, the holders of a right of usufruct in respect of shares held by NewCo and its subsidiaries in NewCo’s share capital are not excluded from the right to vote on such shares, if the right of usufruct was granted prior to the time such shares were acquired by NewCo or its subsidiaries. Neither NewCo nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct. Currently, none of the NewCo common shares are held by it or its subsidiaries.

Reduction of share capital

Shareholders at a general meeting have the power to cancel shares acquired by NewCo or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the general meeting, if less than one-half of the issued capital is present or represented at the meeting. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital. There are no provisions of the New By-Laws that provide for or prohibit a sinking fund.

Transfer of shares

In accordance with the provisions of Dutch law, the transfer of shares or the creation of a right in rem thereon requires a deed of transfer executed before a Dutch civil law notary, unless shares are (or shall shortly be) admitted to trading on a regulated market or multilateral trading facility as referred to in article 1:1 of the Dutch Financial Supervision Act or a system comparable to a regulated market or multilateral trading facility.

The transfer of NewCo Common Shares that have not been entered into a book-entry system will be effected in accordance with article 11 of the New By-Laws.

NewCo Common Shares that are traded on the NYSE will be held through the book-entry system provided by the DTC. NewCo Common Shares traded on the MTA will be held through Monte Titoli, as a participant of DTC. NewCo Common shares that have been entered into the DTC book-entry system will be registered in the name of Cede & Co., as nominee for DTC and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Article 11 of the New By-Laws does not apply to the trading of such NewCo Common Shares on a regulated market or the equivalent thereof.

Transfers of shares held outside of DTC (including Monte Titoli, as a participant in DTC) and not represented by certificates are effected by a stock transfer instrument and require the written acknowledgement by NewCo. Transfer of registered certificates is effected by

43

presenting and surrendering the certificates to the NewCo’s transfer agent in New York. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes.

NewCo Common Shares are freely transferable, while, as described below, Special Voting Shares are generally non transferable. In particular, at any time, a holder of NewCo Common Shares that are Qualifying Common Shares wishing to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must first request a de-registration of such Qualifying Common Shares from the Loyalty Register and to move back into the Regular Trading System. After de-registration from the Loyalty Register, such NewCo Common Shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such NewCo Common Shares is required to offer and transfer the Special Voting Shares associated with the transferred NewCo Common Shares to NewCo for no consideration.

Annual accounts and independent auditor

NewCo’s financial year will be the calendar year. Pursuant to NewCo deed of incorporation, the first financial year of NewCo will end on December 31, 2013. Within four months after the end of each financial year, the board of directors will prepare the annual accounts, which must be accompanied by an annual auditor’s report and will make the accounts and annual report available for inspection at NewCo’s registered office. All members of the board of directors are required to sign the annual accounts and, in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the general meeting at the annual general meeting of shareholders, at which meeting the members of the board of directors will be discharged in respect of their management during the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditor’s report are made available through NewCo’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

Payment of dividends

NewCo may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to NewCo itself for shares that NewCo holds in its own share capital.

NewCo may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The board of directors may determine that dividends or interim dividends shall be paid, in whole or in part, from NewCo’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of NewCo and provided further that the policy of NewCo on additions to reserves and dividends is duly observed.

NewCo maintains a separate dividend reserve for the Special Voting Shares for the purpose of the allocation of the mandatory minimal profits that accrue to the Special Voting Shares. The Special Voting Shares do not carry any entitlement to any other reserve. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve requires a prior proposal from the board of directors and a subsequent resolution of the general meeting of holders of Special Voting Shares.

44

Insofar as the profits have not been distributed or allocated to the reserves, they may be subject to approval at the general meeting to be distributed as dividends on the NewCo common shares only. The general meeting of shareholders may resolve, on the proposal of the board of directors, to declare and distribute dividends in United States dollars. The board of directors may decide, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares.

The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they were first made available.

NewCo expects to adopt a dividend policy consistent with Fiat Industrial’s current dividend policy permitting dividends of between 25-35% of its consolidated net income in any one year, with a minimum pay-out in normal circumstances of €150 million. The proposed objectives identified by NewCo’s board of directors for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of NewCo. As a result, NewCo proposes to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.

Annual meeting

An annual general meeting of shareholders must be held within 6 months from the end of NewCo’s preceding financial year to discuss, inter alia, the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the board of directors from liability for their management and supervision, and other proposals brought up for discussion by the board of directors.

General meeting of shareholders and place of meetings

Other general meetings will be held if requested by the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the company (taking into account the relevant provisions of Dutch law, the New By-Laws and the applicable stock exchange regulations). General meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

Notice of call and agenda

General meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least forty-two days before the meeting. All convocations, announcements, notifications and communications to shareholders must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting may contain the items requested in writing (at least 60 days before the day of the meeting) by such number of shareholders who, by law, are entitled to make such proposals. Requests must include the reasons for adding the relevant item on the agenda.

Admission and registration

Each shareholder entitled to vote, and each person holding a usufruct on the shares and to whom the right to vote accrues, shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The board of directors shall set a registration date on the 28th day prior to the general meeting so as to

45

establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting. The notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

Members of the board of directors have the right to attend a general meeting. In these general meetings they have an advisory role.

Voting rights

Each NewCo Common Share and each Special Voting Share confers the right on the holder to cast one vote at a general meeting, provided that the vote cast by each NewCo Common Share may differ from the vote cast by the associated Special Voting Share (if any). Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the New By-Laws prescribes a larger majority. Under Dutch law and/or the New By-Laws, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the articles of association of NewCo;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to designate the board of directors as authorized to restrict or exclude rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to liquidate NewCo.

Shareholders’ votes on certain transactions

Any important change in the identity or character of NewCo must be approved by shareholders, including: (i) the transfer to a third party of the business of NewCo or practically the entire business of NewCo; (ii) the entry into or breaking off of any long-term cooperation of NewCo or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to NewCo; and (iii) the acquisition or disposal by NewCo or a subsidiary of an interest in the capital of a company with a value of at least one-third of NewCo’s assets according to the consolidated statement of financial position with explanatory notes included in the last adopted annual accounts of NewCo.

Amendments to the NewCo articles of association, including variation of rights

A resolution of the general meeting to amend the NewCo articles of association or to wind up NewCo may be approved only if proposed by the board of directors and must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is represented at such general meeting.

The rights of shareholders may be changed only by amending the NewCo articles of association.

46

Dissolution and liquidation

The general meeting may resolve to dissolve NewCo, upon a proposal of the board of directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is represented at the meeting. In the event of dissolution, NewCo will be liquidated in accordance with Dutch law and the New By-Laws and the liquidation shall be arranged by the board of directors, unless the general meeting appoints other liquidators. During liquidation, the provisions of the New By-Laws will remain in force as long as possible.

If NewCo is dissolved and liquidated, whatever remains of NewCo’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves to holders of NewCo Common Shares in proportion to the aggregate nominal value of the NewCo Common Shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the NewCo Common Shares will be distributed to the holders of NewCo Common Shares in proportion to the aggregate nominal value of NewCo Common Shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the Special Voting Shares dividend reserve will be distributed to the holders of Special Voting Shares in proportion to the aggregate nominal value of the Special Voting Shares held by each of them; and lastly, from any balance remaining, the aggregate amount of the nominal value of the Special Voting Shares will be distributed to the holders of Special Voting Shares in proportion to the aggregate nominal value of the Special Voting Shares held by each.

Liability of directors and chief executive officer

Under Dutch law, the management of a company is a joint undertaking and each member of the board of directors can be held jointly and severally liable to NewCo for damages in the event of improper or negligent performance of their duties. Further, members of the board of directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code. The tasks of the executive and non-executive directors in a one-tier board such as NewCo’s board of directors may be allocated under or pursuant to the New By-Laws, provided that the general meeting has stipulated whether a director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board. Tasks that have not been allocated fall within the power of the board as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for proper management. All directors are jointly and severally liable for failure of one or more co-directors. An individual director is only exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement and that he has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a director may, however, refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil and criminal liabilities.

Indemnification of directors and officers

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the New By-Laws, NewCo is required to indemnify its directors, officers, former directors, former officers and any person who may have served at NewCo’s request as a director or officer of another company in which NewCo owns shares or of which NewCo is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been a director or officer of NewCo, or of

47

such other company, except in relation to matters as to which any such person is judged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. This indemnification by NewCo is not exclusive of any other rights to which those indemnified may be entitled otherwise.

In accordance with the Merger Agreement, NewCo is required to maintain in effect, for a period of six years from the effectiveness of the CNH Merger, directors’ and officers’ liability insurance policies of Fiat Industrial and CNH (including, for the avoidance of doubt, all current directors of CNH) for actions taken by such persons prior to the date of closing of the Merger on terms no less favorable than the terms of such current insurance coverage.

NewCo expects to purchase directors’ and officers’ liability insurance for the members of the board of directors and certain other officers, substantially in line with that purchased by similarly situated companies.

Insofar as indemnification of liabilities arising under the Securities Act, may be permitted to members of the board of directors, officers or persons controlling NewCo pursuant to the foregoing provisions, NewCo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Listing

NewCo Common Shares listing on the NYSE, subject to official notice of issuance is a condition precedent to closing of the Transaction. NewCo is expected to submit – following the Fiat Industrial extraordinary shareholders’ meeting called to resolve upon the FI Merger Plan – an application for the admission to listing on the MTA of NewCo Common Shares, it being understood that the admission to listing will occur following the effectiveness of the FI Merger and the trading will start following the start of trading on the NYSE.

The Special Voting Shares through which the Loyalty Voting Structure is implemented will be listed and will not be tradable or transferrable, save for what is provided by New By-Laws.

Listing rules

In the light of the nationality of NewCo, following the admission to listing on the NYSE and MTA, the following most significant rules shall apply.

Shareholder disclosure and reporting obligations under Dutch law

Disclosure of holdings

As soon as the NewCo Common Shares are listed on the MTA, chapter 5.3 of the Dutch Financial Supervision Act will apply, pursuant to which any person who, directly or indirectly, acquires or disposes of a capital interest and/or voting rights in NewCo must immediately give written notice to the AFM of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As of July 1, 2013 a 3% threshold will be added.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such

48

person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares. As a consequence of the above, Special Voting Shares shall be added to NewCo Common Shares for the purposes of the above thresholds.

Controlled entities (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the Dutch Financial Supervision Act as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 3% or larger interest in NewCo’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the Dutch Financial Supervision Act will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares, (ii) such person may be obliged to purchase shares on the basis of an option, or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.

If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in NewCo’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published NewCo notification as described below.

NewCo is required to notify the AFM promptly of any change of 1% or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in NewCo’s issued and outstanding share capital or voting rights must be notified to the AFM within 8 days after the end of the quarter in which the change occurred.

Each person whose holding of capital interest or voting rights at the date NewCo Common Shares are listed on the MTA amounts to 3% or more of NewCo’s issued and outstanding share capital, must notify the AFM of such holding without delay. Furthermore, each member of the board of directors must notify the AFM:

•

immediately after NewCo Common Shares are listed on the MTA of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of NewCo’s issued and outstanding share capital, and

•

subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of NewCo’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and

49

the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by NewCo and/or by one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of NewCo or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

•	an order requiring appropriate disclosure;

•	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

•

voiding a resolution adopted by the general meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in NewCo.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Mandatory bid requirement

Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30% or more of NewCo’s voting rights after the NewCo Common Shares are listed on the MTA will be obliged to launch a public offer for all outstanding shares in NewCo’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, have an interest of at least 30% of NewCo’s voting rights before the shares are first listed on the MTA and who still have such an interest after such first listing. It is expected that immediately before the first listing of NewCo Common Shares on the MTA and due to the allocation of the Special Voting Shares to the shareholders, Exor will hold more than 30% of NewCo’s voting rights; it is, therefore, expected that Exor’s interest in NewCo will be grandfathered and that the exception will apply to it upon such first listing and will continue to apply to it for as long as its holding of shares represents over 30% of NewCo’s voting rights.

Compulsory acquisition

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95% of the issued share capital of NewCo may institute proceedings against the other shareholders jointly for the transfer of their shares to it (squeeze-out). The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation.

In addition, pursuant to article 2:359c of the Dutch Civil Code, following a public offer, a holder of at least 95% of the issued share capital and voting rights of NewCo has the right to

50

require the minority shareholders to sell their shares to it. Any such request must be filed with the Enterprise Chamber within 3 months after the end of the acceptance period of the public offer. Conversely, pursuant to article 2:359d of the Dutch Civil Code each minority shareholder has the right to require the holder of at least 95% of the issued share capital and voting rights of NewCo to purchase its shares in such case. The minority shareholder must file such claim with the Enterprise Chamber within 3 months after the end of the acceptance period of the public offer.

Disclosure of trades in listed securities

Pursuant to the Dutch Financial Supervision Act, each of the members of the board of directors and any other person who has managerial responsibilities within NewCo and who in that capacity is authorized to make decisions affecting the future developments and business prospects of NewCo and who has regular access to inside information relating, directly or indirectly, to NewCo (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to NewCo Common Shares or financial instruments, the value of which is (in part) determined by the value of NewCo Common Shares.

In addition, persons designated by the Market Abuse Decree (the “Market Abuse Decree”) who are closely associated with members of the board of directors or any of the Insiders must notify the AFM of all transactions conducted for their own account relating to NewCo Common Shares or financial instruments, the value of which is (in part) determined by the value of NewCo Common Shares. The Market Abuse Decree designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the board of directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.

The AFM must be notified of transactions effected in either NewCo Common Shares or financial instruments, the value of which is (in part) determined by the value of NewCo Common Shares, no later than the fifth business day following the transaction date by means of a standard form. Notification may be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000.00 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act.

Non-compliance with these reporting obligations under the Dutch Financial Supervision Act could lead to criminal penalties, administrative fines or other sanctions (and the publication thereof), as well as imprisonment.

Shareholder disclosure and reporting obligations under U.S. law

Holders of NewCo Common Shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer.

If NewCo were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act requires NewCo’s directors and executive officers, and persons who own more than 10% of a registered class of NewCo’s equity securities, to file reports of ownership of, and transactions in, NewCo’s equity securities with the SEC. Such directors, executive officers and 10% stockholders would also be required to furnish NewCo with copies of all Section 16 reports they file.

51

Disclosure requirements under Italian law

Summarized below are the most significant disclosure requirements to be complied with by NewCo in the light, and as a consequence, of the admission to listing of NewCo Common Shares on the MTA. The breach of the obligations described below may result in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation). Further requirements may be imposed by CONSOB and/or Borsa Italiana upon admission to listing of NewCo Common Shares on the MTA.

Disclosure of Inside Information

In the event of admission to listing of NewCo Common Shares on the MTA, NewCo shall disclose to the public, without delay, any inside information which: (i) is specific, (ii) has not been made public, (iii) relates, directly or indirectly, to NewCo or NewCo securities, and (iv) if it were made public, would be likely to have a material impact on the prices of NewCo shares (the “Inside Information”). In this regard, Inside Information shall be deemed specific if: (a) it refers to a set of circumstances which exists or may reasonably be expected to occur and (b) it is precise enough to allow the recipient to come to a conclusion as to the possible effect of the relevant set of circumstances or events on the prices of listed financial instruments (i.e., NewCo Common Shares). The above disclosure requirement shall be complied with through the publication of a press release by NewCo, in accordance with the modalities set forth from time to time under Italian law, disclosing to the public the relevant Inside Information.

In addition, under specific circumstances, CONSOB may at any time request: (a) NewCo to disclose to the public specific information or documentation where deemed appropriate or necessary or alternatively (b) to be provided with specific information or documentation. For this purpose, CONSOB has wide powers to, among other things, carry out inspections or request information to the members of the managing board, the members of the supervisory board or to the external auditor.

NewCo shall publish and transmit to CONSOB any information disseminated in any non EU-countries where NewCo Common Shares are listed (i.e., the U.S.), if this information is significant for the purposes of the evaluation of NewCo Common Shares listed on the MTA.

Insiders’ Register

In the event of admission to listing of NewCo Common Shares on the MTA, NewCo and its subsidiaries, as well as persons acting on their behalf or for their account, shall draw up, and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information.

Public tender offers

In the event of admission to listing of NewCo Common Shares on the MTA, certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers shall apply to any offer launched for NewCo shares. In particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer will be subject to the supervision by CONSOB and Italian law.

52

2.1.1.2	Fiat Industrial (the absorbed company)

Name, form of incorporation, registered office and share capital

Fiat Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialized vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. Fiat Industrial has industrial and financial services companies located in 44 countries and a commercial presence in approximately 190 countries around the world. Fiat Industrial had net revenues of €25,785 million in 2012 and, as of December 31, 2012, had no. 68,257 employees.

Following the Demerger, effective as of January 1, 2011, Fiat Industrial started to operate as a separate and autonomous entity from Fiat S.p.A.

Fiat Industrial’s business is organized into the following segments:

•

Agricultural and Construction Equipment, operated by CNH, producing agricultural equipment such as tractors and combine harvesters under the Case IH Agriculture, New Holland Agriculture and Steyr brands and construction equipment such as excavators, loaders and backhoes under the Case Construction, New Holland Construction and, through December 31, 2012, Kobelco brands. CNH also provides financial services to its customers and dealers. Fiat Industrial refers to this segment as the CNH segment.

•

Trucks and Commercial Vehicles, operated by Iveco, offering a range of commercial vehicles under the Iveco brand, buses under the Iveco Bus brand (previously Iveco Irisbus) and firefighting and special purpose vehicles under the Iveco Magirus, Iveco Astra and Iveco Defence Vehicles brands. Iveco also provides financial services to its customers and dealers. Fiat Industrial refers to this segment as the Iveco segment.

•

FPT Industrial, operated by FPT Industrial, producing engines and transmissions for commercial vehicles, agricultural and construction equipment and for marine and other industrial applications. Fiat Industrial refers to this segment as the FPT Industrial segment.

Fiat Industrial, the parent company of the Group, was incorporated as joint stock company (società per azioni) pursuant to Italian law and has its registered office in Via Nizza 250, Turin, Italy (telephone number +39-011-0061111), tax code and registration number with the Companies’ Register of Turin no. 10352520018.

Fiat Industrial shares have traded on the MTA since January 3, 2011.

As of the date of this Information Document, subscribed and paid-in capital is equal to €1,919,433,144.74, consisting of no. 1,222,568,882 ordinary shares having a par value of €1.57 each.

Duration and financial year

Fiat Industrial is established for a period ending on December 31, 2100 and its financial year ends on December 31.

Objects

The objects for which Fiat Industrial is established are: to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural equipment, energy and propulsion, as well as any other manufacturing, commercial, financial or service activity.

53

Within the scope and for the achievement of the above purposes, Fiat Industrial may:

•

operate in, among other areas, the mechanical, electrical, electromechanical, thermomechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

•	acquire shareholdings and interests in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;

•	provide financing to companies and entities it wholly or partially owns and carry on the technical, commercial, financial and administrative coordination of their activities;

•

purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

•	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

•

undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships and other guarantees, including real security.

Shareholder structure

Giovanni Agnelli & C. S.a.p.az. exercises control of Fiat Industrial (as defined in article 93 of Italian Financial Act) indirectly through its subsidiary Exor, which, according to publicly available information, as of May 28, 2013 holds approximately 30.013% of Fiat Industrial ordinary shares. Other shareholders who – according to the publicly available information – directly or indirectly hold shares at the same date in Fiat Industrial representing 2% or more of voting rights are:

•	Fiat S.p.A.: 2.794%

•	Harris Associates LP: 5.027%

•	BlackRock Inc: 4.032%

•	The Oakmark International Fund: 2.720%

•	Government of Singapore Investment Corporation Pte Ltd: 2.277%

At the same date, Fiat Industrial also holds no. 8,597 treasury ordinary shares, representing 0.0007% of total share capital. No other Group company holds Fiat Industrial shares.

In addition, as of May 28, 2013, directors and executive officers of the Group owning Fiat Industrial shares are the following:

•	Mr. Marchionne, owning no. 3,020,000 Fiat Industrial ordinary shares (0.247%);

•	Mr. Coda, owning no. 4,158 Fiat Industrial ordinary shares;

•	Mr. Franco Fusignani, owning no. 3,313 Fiat Industrial ordinary shares;

•	Mr. Marco Mazzù, owning no. 32 Fiat Industrial ordinary shares.

As to the possible shareholder structure of NewCo following completion of the Transaction, please refer to Section 2.1.3 below.

54

Corporate bodies

Board of directors and executive officers

The board of directors, elected by shareholders at the general meeting held on April 5, 2012 for the 2012, 2013 and 2014 financial years, is composed of the following:

Name	Position

Sergio Marchionne	Chairman

Alberto Bombassei	Independent director

Gianni Coda	Director

John Elkann	Director

Maria Patrizia Grieco	Independent director

Robert Liberatore	Independent director

Libero Milone	Independent director

Giovanni Perissinotto	Independent director

Guido Tabellini	Independent director

Jacqueline A. Tammenoms	Independent director
Bakker

John Zhao	Independent director

The executive officers are the following:

Name	Position

Richard J. Tobin	Executive officer

Pablo Di Si	Executive officer

Andreas Klauser	Executive officer

Marco Mazzù	Executive officer

Franco Fusignani	Executive officer

Giovanni Bartoli	Executive officer

As mentioned above, on December 28, 2012, CNH paid the CNH Dividend to CNH minority shareholders. The directors and executive officers of Fiat Industrial who held CNH common shares received the payment of the CNH Dividend for an aggregate amount of US$218,086. On an individual basis, the CNH Dividend was paid to the directors and executive officers of Fiat Industrial in the following amounts:

•	Richard J. Tobin: US$167,100;

•	Andreas Klauser: US$32,490; and

•	Marco Mazzů: US$18,496.

55

Board of statutory auditors

The board of statutory auditors, elected by shareholders at the general meeting held on April 8, 2013 for the 2013, 2014 and 2015 financial years, is composed of the following:

Name	Position

Claudia Mezzabotta	Chairman

Nicoletta Paracchini	Statutory Auditor

Paolo Piccatti	Statutory Auditor

Giovanna Campanini	Alternate Auditor

Giulia Pusterla	Alternate Auditor

Riccardo Rota	Alternate Auditor

Independent auditors

RE&Y was appointed as the company’s independent auditors on October 13, 2010 and that mandate expires upon completion of the audit of the financial statements for the year ended December 31, 2019.

The independent auditors issued an unqualified opinion on the company’s 2012 statutory and consolidated financial statements. Reports of the independent auditors are publicly available from the sources indicated in Section 2.3.

Changes to share-based incentive plans resulting from the Transaction

Fiat Industrial has adopted a stock grant plan named “Fiat Industrial Long Term Incentive Plan”, which is described in the report prepared in accordance with article 114-bis of Italian Financial Act submitted for shareholder approval on April 5, 2012, as well as the notes to the Fiat Industrial Annual Report, which are incorporated by reference in this Information Document. As of the FI Merger Effective Date, for each right, whether vested or unvested, the beneficiaries of said stock grant plan shall be awarded a comparable right with respect to an equitable number of NewCo Common Shares. Following the FI Merger Effective Date, each right shall continue to be governed by the same terms and conditions as were applicable to such right immediately prior to the FI Merger Effective Date.

2.1.1.3	CNH (the absorbed company)

Name, form of incorporation, registered office and share capital

CNH and its constituent businesses have been active in the agricultural and construction equipment industry for 170 years. In 1991, Fiat S.p.A. acquired 80% of Ford New Holland Inc., creating a full-line global manufacturer of agricultural equipment; in 1995, Ford Motor Company disposed of its remaining shares of New Holland N.V. CNH was created in 1999 through the merger of New Holland N.V. and Case Corporation, a leading global manufacturer of agricultural and construction equipment. CNH resulted from the combination over many years of several leading manufacturers of agricultural and construction equipment:

•	Fiat S.p.A., which produced its first tractor in 1919 and the first crawler tractor in 1931;

56

•	Ford, which began manufacturing its Fordson tractor in 1917;

•

International Harvester, which was established in 1902 by, among others, the McCormick Company that built the first Daisy reaper in 1882 and whose founder Cyrus McCormick invented the mechanical reaper in 1831. International Harvester introduced the world’s first friction drive tractor powered by a proprietary stationary gas engine in 1905, the first spindle cotton picker in 1943 and the industry’s first row crop tractor with more than 100 horsepower in 1965;

•

Case, which was founded by inventor Jerome I. Case in 1842. The company was the world’s largest manufacturer of steam engines in 1886, introduced the industry’s first factory integrated loader/backhoe in 1957 and has offered a full line of agricultural and construction equipment for over a century; and

•

New Holland, which has produced agricultural equipment since 1895 and construction equipment for over 60 years. The company pioneered the world’s first mower conditioner for hay, the first hydraulic excavator in 1947 and the first hydrogen tractor in 2009.

Today, CNH is present in approximately 170 countries through a commercial network of approximately 11,500 dealers and distributors. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands and, in Europe, under the Steyr brand. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

CNH is a public limited liability company (naamloze vennootschap) under the laws of the Netherlands and has its official seat in Amsterdam, the Netherlands, and principal office at World Trade Center Schiphol Airport, Schiphol Boulevard 217, 1118 BH Schiphol, the Netherlands, registered as no. 33283760 with the Dutch Chamber of Commerce.

As of May 28, 2013, subscribed and paid-in capital is equal to €549,072,999, consisting of no. no. 32,166,407 common shares (owned by non-FNH shareholders) and no. 211,866,037 class B shares (owned by FNH as set forth by the extraordinary shareholders’ meeting of CNH held on December 17, 2012).

Duration and financial year

The company has an unlimited duration and its financial year ends on December 31.

Objects

The objects of the company are:

•	to engage in, and/or to participate in and operate one or more companies engaged in the design, engineering, manufacture, sale or distribution of agricultural and construction equipment;

•

to engage in and/or to participate in and operate one or more companies engaged in any business, financial or otherwise, which the company may deem suitable to be carried on in conjunction with the foregoing;

•	to render management and advisory services;

•	to issue guarantees, provide security, warrant performance or in any other way assume liability for or in respect of obligations of group companies;

•	to do anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out above.

57

Shareholder structure

According to notifications received and other information publicly available as of May 28, 2013, 86.819% of CNH share capital is held by FNH, which in turn is held 100% by Fiat Industrial and CNH holds no. 154,813 treasury ordinary shares, representing 0.063% of share capital.

As of May 28, 2013, the shareholders of CNH were as follows:

•	CNH, owning no. 154,813 treasury common shares (0.063%)

•	FNH, owning no. 211,866,037 class B shares (86.819%)

•	the remaining no. 32,011,594 common shares were held by external shareholders and traded on the NYSE. In particular, directors and executive officers of CNH owning CNH shares are the following:

•	Sergio Marchionne, owning no. 100,000 common shares (o,04%)

•	Harold Boyanovsky, owning no. 31,906 common shares (0.013%)

•	Thomas Colligan, owning no. 2,485 common shares (0.001%)

•	Leo Houle, owning no. 14,958 common shares (0.006%)

•	Rolf Jeker, owning no. 3,583 common shares (0.001%)

•	John Lanaway, owning no. 6,233 common shares (0.003%)

•	Paolo Monferino, owning no. 3,909 common shares (0.002%)

•	Jacques Theurillat, owning no. 4,674 common shares (0.002%)

•	Richard Tobin, owning no. 39,315 common shares (0.016%)

•	Pablo Di Si, owning no. 439 common shares (0%)

•	Mario Gasparri, owning no. 17,905 common shares (0.007%)

•	Andreas Klauser, owning no. 18,436 common shares (0.008%)

As to the possible shareholder structure of NewCo following completion of the Transaction, please refer to Section 2.1.3 below.

Corporate bodies

Board of directors

The board of directors, appointed by shareholders at the general meeting on April 5, 2013 and to remain in office until the date of the general meeting called to approve the 2013 financial statements, is composed of the following:

Name	Position

Sergio Marchionne	Chairman

Richard J. Tobin	Chief Executive Officer

Harold D. Boyanovsky	Director

Thomas J. Colligan	Director

Edward A. Hiler	Director

Léo W. Houle	Director

Rolf M. Jeker	Director

Peter Kalantzis	Director

John Lanaway	Director

Kenneth Lipper	Director

Paolo Monferino	Director

Jacques Theurillat	Director

58

Independent auditors

Ernst & Young LLP was appointed as the company’s independent auditors on March 29, 2011. The term of their mandate is indefinite.

2.1.2	Description of the structure, terms and conditions of the Transaction

2.1.2.1	Legal form, structure and conditions of the Transaction

Legal form and structure of the Transaction

The principal steps in the reorganization of the Fiat Industrial Group are:

(i)	the cross-border merger of FNH with and into Fiat Industrial (preliminary to and autonomous from the FI Merger and the CNH Merger);

(ii)	the cross-border reverse merger of Fiat Industrial with and into NewCo (preliminary to the CNH Merger); and

(iii)	the domestic Dutch merger of CNH with and into NewCo.

The FI Merger and the CNH Merger represent steps of the same Transaction; therefore, the execution of each Merger shall take place only once all conditions precedent provided for the FI Merger and the CNH Merger are satisfied and all pre-completion steps are taken. The envisaged Transaction implies a corporate reorganization among Fiat Industrial and some of its controlled entities; in particular, such reorganization requires a combination among Fiat Industrial and CNH through a sequence of mergers which will result in having NewCo as the ultimate holding company.

In particular, as to the completion of the FI Merger and the possible opposition by the creditors, it is to be noted that, on May 13, 2013 (taking into account the extension of the period due to public holidays on May 9 and 10, 2013), the one-month period established in connection with the possible opposition by NewCo creditors to the FI Merger under Section 2:316 of the Dutch Civil Code ended, without no opposition having been filed with the local court of Amsterdam; the term established in connection with the opposition by Fiat Industrial creditors to the FI Merger will take 60 days of the date of registration of the extraordinary shareholders’ resolution with the Companies’ Register of Turin.

The FNH Merger represents a preliminary step of the overall Transaction and the completion of the FNH Merger is not conditional upon the execution and effectiveness of the FI Merger and the CNH Merger. Since Fiat Industrial directly owns the whole stock capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to article 2505 of the Italian Civil Code, article 18 of the Legislative Decree 108 as well as to Section 2:333 of the Dutch Civil Code. As to the completion of the FNH Merger, it is to be noted that on May 1, 2013 the one-month period established in connection with the possible opposition by FNH creditors to the

59

FNH Merger under Section 2:316 of the Dutch Civil Code ended, without no opposition having been filed with the local court of Amsterdam. Subsequently, on May 28, 2013 the FNH Merger was definitively approved by Fiat Industrial board of directors by a resolution adopted through a notarial deed, it being not required by Fiat Industrial shareholders the approval by the extraordinary shareholders’ meeting of Fiat Industrial, and on June 5, 2013 the FNH Merger was approved by the extraordinary shareholders’ meeting of FNH. The resolution adopted by Fiat Industrial was registered with the Companies’ Register of Turin on May 30, 2013 and, therefore, the opposition period by Fiat Industrial creditors shall end on July 29, 2013; once elapsed such term, Fiat Industrial and FNH shall execute the relevant deed of merger.

FNH, NewCo and CNH are related parties of Fiat Industrial in the light of the stake held by Fiat Industrial in the above subsidiaries, equal to 100% of the share capital of FNH and NewCo and approximately 87% of the share capital of CNH. The FNH Merger and the Transaction – which shall qualify as a “significant transaction” pursuant to the regulation on related-party transactions approved by Consob through the resolution no. 17221 dated March 12, 2010 (the “Regulation on Related Parties Transaction”) – were approved with the favourable vote of the entire board of directors of Fiat Industrial, the members of which had received prior adequate information on the FNH Merger and the Transaction; however, the exemption set forth by article 14 of the Regulation on Related Parties Transaction and article 2.3 (“Intragroup transactions”) of the “Procedures for transactions with related parties” adopted by Fiat Industrial and published on its website www.fiatindustrial.com was applied. In the light of the availability of such exemption, Fiat Industrial will not publish the relevant information document (documento informativo) pursuant to article 5 of the Regulation on Related Parties Transaction.

Conditions to the Transaction

In addition to the approval by the shareholders of Fiat Industrial and CNH, the obligation by Fiat Industrial to execute the FI Merger and the obligation by CNH to execute the CNH Merger will be subject to the satisfaction of the following conditions precedent, some of which have already been met as of the date of this Information Document. Among the conditions still to be met (jointly, the “Conditions Precedent”), the following are listed:

(i)	NewCo Common Shares issuable to the holders of Fiat Industrial ordinary shares and CNH common shares as a result of the Mergers and pursuant to the exercise of any option, restricted share unit, performance unit or share appreciation right of Fiat Industrial and CNH (the “NewCo Equity Incentives”) shall have been approved for listing on the NYSE, subject to official notice of issuance;

(ii)	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Transaction in accordance with the Merger Agreement and no order shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Mergers;

(iii)	the Registration Statement filed with the SEC shall have been declared effective by the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”); no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or – to the knowledge of Fiat Industrial or CNH – threatened by the SEC;

(iv)	the amount of cash, if any, to be paid (a) to Fiat Industrial shareholders exercising cash exit rights in connection with the FI Merger and/or (ii) to any creditors of Fiat Industrial pursuant to any creditor opposition rights proceeding against Fiat Industrial under Italian law, shall not exceed in the aggregate €325 million;

60

(v)	the 60 day-period following the date upon which the resolution of the Fiat Industrial shareholders’ meeting have been registered with the Companies’ Register of Turin shall have expired or have been earlier terminated pursuant to the posting of a guarantee by Fiat Industrial, pursuant to article 2445 of the Civil Code, sufficient to satisfy Fiat Industrial creditors’ claims, if any, without prejudice to article 2503 of the Civil Code;

(vi)	CNH shall have received an opinion of McDermott Will & Emery LLP or other US nationally recognized tax counsel (the choice of such other tax counsel must have been approved by the special committee of the board of directors of CNH (the “Special Committee”) in its reasonable discretion) and Fiat Industrial shall have received an opinion of Sullivan & Cromwell LLP or other US nationally recognized tax counsel, in each case as of the Closing Date, to the effect that CNH Merger will qualify for U.S. Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). In rendering the opinions, each party’s tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of CNH and Fiat Industrial. For the avoidance of doubt, Fiat Industrial and CNH shall not choose to appoint the same tax counsel to render the above opinions;

(vii)	all actions necessary to cause each of the Mergers to become effective shall have been taken by NewCo, Fiat Industrial, FNH and CNH;

(viii)	the obligation of CNH to effect the CNH Merger is subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a)	Representations and warranties of Fiat Industrial. (i) The representations and warranties of Fiat Industrial set forth in the Merger Agreement that are qualified by reference to a material adverse effect (i.e., any change or effect – or any development that insofar as can be foreseen, is reasonably likely to result in any change or effect – that is or is likely to be materially adverse to the business, assets, financial condition or results of operations of Fiat Industrial or CNH, as the case may be, the “Material Adverse Effect”) shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of Fiat Industrial set forth in the Merger Agreement that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding any other agreement to the contrary, this condition precedent shall be deemed to have been satisfied even if any representations and warranties of Fiat Industrial (other than those relating to the organization, standing and corporate power, relating to the capital structure and subsidiaries and those relating to the authority of Fiat

61

Industrial, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of Fiat Industrial to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect;

(b)	each of Fiat Industrial and NewCo shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

(c)	from the date of execution of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect on Fiat Industrial and its subsidiaries taken as a whole excluding CNH and its subsidiaries, taken as a whole;

(ix)	the obligations of Fiat Industrial to effect the FI Merger are subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a)	Representations and warranties of CNH. (i) The representations and warranties of CNH set forth in the Merger Agreement that are qualified by reference to a Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of CNH set forth in the Merger Agreement that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding any other agreement to the contrary, this condition precedent shall be deemed to have been satisfied even if any representations and warranties of CNH (other than those relating to the organization, standing and corporate power, relating to the capital structure and subsidiaries and those relating to the authority of CNH, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of CNH to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect;

(b)	CNH shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

(c)	from the date of execution of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect on CNH and its subsidiaries taken as a whole.

Fiat Industrial and CNH will communicate to the market information regarding the satisfaction of or failure to satisfy the above Conditions Precedent in accordance with the applicable laws and regulations.

In particular, as far as the CNH Dividend is concerned, an extraordinary shareholders’ meeting of CNH was held on December 17, 2012 to resolve upon the amendment of the CNH articles of association, reclassifying the CNH common shares held by FNH into CNH common shares B

62

(the “FNH CNH Common Share”), the distribution of a special dividend to holders of CNH common shares in the amount of US$10.00 per common share payable to holders of record on December 20, 2012 and the allocation out of the then current CNH reserves to a special separate reserve attached to the FNH CNH Common Shares (the “Special Separate Reserve”) the amount of U.S. $10.00 per FNH CNH Common Share for the sole benefit and account of the FNH CNH common shares to be held by FNH (the “CNH FNH Dividend Allocation”).

If the Merger Agreement is terminated, then the CNH FNH Dividend Allocation shall immediately be paid as a dividend of U.S. $10.00 per FNH CNH Common Share to FNH (the “FNH Dividend”), subject to a resolution to that effect from the meeting of holders of FNH CNH common shares in accordance with article 22 (Meetings of holders of FNH CNH common shares) of the amended articles of association of CNH. If the FNH Dividend is paid, FNH, as the majority shareholder of CNH, shall, and Fiat Industrial, in its capacity as the sole shareholder of FNH, has covenanted to cause FNH to, take such steps as necessary to eliminate the differences between the FNH CNH common shares and the CNH common shares as promptly as practicable. Unless the Merger Agreement is terminated in accordance with its terms, without the prior written consent of CNH, FNH, as the sole holder of FNH CNH common shares, has covenanted and Fiat Industrial, in its capacity as the sole shareholder of FNH, has covenanted, to cause FNH, not resolve to pay out any dividend out of the Special Separate Reserve.

The CNH Dividend paid to the CNH minority shareholders cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders, if the Merger Agreement is terminated.

As a result of the amendment to the articles of association, all of the common shares held by FNH were converted into common shares B. Accordingly, on December 28, 2012, the cash payment of US$10 per common share was only be made to the non-FNH shareholders of CNH, as the holders of the CNH’s regular common shares.

Satisfaction or, to the extent permitted by applicable law, waiver of the Conditions Precedent set out above, will be evidenced between the board of directors of Fiat Industrial and the board of directors of NewCo in a written statement to be addressed by the board of directors of Fiat Industrial to the NewCo board of directors and vice versa, subject, with respect to Fiat Industrial, to prior approval by the extraordinary shareholders’ meeting of Fiat Industrial, where required.

In addition to the conditions precedent mentioned above, the FI Merger shall not have effect other than after delivery by the Italian public notary selected by Fiat Industrial of the pre-merger compliance certificate to the Dutch civil law notary, such certificate being the pre-merger scrutiny certificate in the meaning of Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies.

Fees and expenses relating to the Transaction

Fees and expenses incurred or expected to be incurred by CNH and Fiat Industrial in connection with the Mergers are estimated as of the date of this Information Document to be equal to around €46.2 million, of which approximately €18 million under responsibility of CNH and approximately €28.2 million under responsibility of Fiat Industrial.

These fees and expenses will not affect the Exchange Ratios to be received by CNH and Fiat Industrial shareholders. Whether or not the Mergers are completed, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated therein will be paid by the party incurring such expense except as otherwise provided in the Merger Agreement.

63

2.1.2.2	Values attributed to companies participating in the Transaction

The Mergers will be carried out on the basis of the merger accounts as of December 31, 2012 for Fiat Industrial and CNH and as of February 28, 2013 for NewCo. The value of the assets and liabilities to be transferred to NewCo as of the FI Merger Effective Date will be determined on the basis of the relevant accounting net value as of the FI Merger Effective Date. These assets and liabilities of Fiat Industrial are indicated as of December 31, 2012 in the merger accounts approved on February 21, 2013 by the Fiat Industrial’s board of directors, it being understood that said merger accounts are the 2012 yearly financial statements of Fiat Industrial approved by Fiat Industrial ordinary shareholders’ meeting on April 8, 2013. It should be noted that Fiat Industrial and NewCo boards of directors have ascertained that no material change in the assets and liabilities occurred from the date of filing of the FI Merger Plan up to the date of this Information Document.

For the purposes of the determination of the Exchange Ratios, the board of directors of Fiat Industrial and the boards of directors of CNH and NewCo, with the assistance of the respective financial advisors (i.e., Goldman Sachs International with respect to Fiat Industrial and J.P. Morgan and Lazard – who issued a fairness opinion on the Transaction – with respect to CNH) carried out a valuation with respect to the relevant merging companies. Goldman Sachs International did not issue any fairness opinion as to the FI Exchange Ratio, presenting only discussion materials to the board of directors of Fiat Industrial including an analysis of the implied exchange ratio based on historical trading prices, an analysis of premium paid in selected buy-out transactions by majority shareholders, an analysis of market multiples relating to companies operating in the capital goods sector, as well as certain illustrative analysis of the potential effects of the Transaction (for instance, as to the implied value per CNH common share, the earnings per Fiat Industrial share accretion or dilution and an analysis of the implied theoretical price per Fiat Industrial ordinary share based on the 2012 EBITDA of Fiat Industrial and EV/EBITDA multiples of companies operating in the capital goods sector).

(1)	Valuation approach and methodologies

In the context of a merger, the objective of the board of directors’ valuation is to estimate relative (rather than absolute) equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

Best practice requires that companies involved in the merger are valued on the basis of consistent criteria, in order for the results of the relative valuation analysis to be fully comparable.

Moreover, the relative values of Fiat Industrial and CNH have been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Mergers.

Taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of the two companies and their listed status and finally the fact that Fiat Industrial already controls CNH, the following methodologies were applied by the Fiat Industrial board of directors:

•	analysis of market prices and premia paid in precedent transactions;

•	market multiples.

64

In the light of all the above and for the purpose of the analysis, the board of directors does not present absolute values attributed to Fiat Industrial and CNH but only the Exchange Ratios resulting from the estimate of relative values.

Moreover, for the purpose of appreciating the potential impacts of the Transaction, the board of directors took into account the outcome of further analysis, among which:

•

an analysis of the exchange ratio or an illustrative analysis developed assuming (i) an exchange ratio of 3.828 NewCo Common Shares newly issued for each CNH common share and (ii) the payment by CNH of a special dividend for each CNH common share between US$0 and US$10; in particular, the implied value per CNH common share, the ratio between the implied price per CNH common share and earnings per CNH common share, the impact as to the accretion/dilution of earnings per Fiat Industrial ordinary share and other parameters, such as the total dividend to be paid by CNH (either to minority shareholders only or to all shareholders, including Fiat Industrial) and the perspective ratio between the net indebtedness of industrial businesses and Fiat Industrial EBITDA, were calculated;

•

an analysis of the theoretical value per Fiat Industrial share based on the EBITDA 2012E (Expected) of Fiat Industrial and the multiples EV/EBITDA of selected companies operating in the capital goods sector, as well as the implied value per CNH common share assuming (i) an exchange ratio of 3.828 NewCo Common Shares newly issued for each CNH common share and (ii) the payment by CNH of a special dividend between US$6 and US$10 per CNH common share.

(2)	Description of the valuation methodologies

Analysis of market prices

The analysis of market prices allows identifying the equity value of a company with the market value, i.e. the value recognized by the stock market where the shares are traded.

The methodology consists in valuing the shares of the company on the basis of the market price at a certain date or the average share price, registered on the stock exchange where the shares are traded, over a certain timeframe.

In particular, the choice of the timeframe used to compute the average needs to achieve a balance between the mitigation of possible short term volatility (a longer time horizon would be preferable) and the need to reflect the most recent market conditions and situation of the valued company (only recent prices should be considered).

Furthermore, the selected timeframe should only include prices which have not been influenced by rumors on the potential transaction or other distortive information (“undisturbed” prices).

Analysis of premia paid in precedent transactions

This methodology is based on the analysis of the premia to the trading share prices paid in precedent transactions.

The analysis need to take into consideration appropriate elements of comparability when selecting precedent transactions: (i) the business or industry in which the target company is active, (ii) the stock market where it is listed, (iii) the existence of a majority shareholder or (iv) the stake to be acquired through the contemplated transaction, represent some of the criteria relevant for the selection.

65

Furthermore, precedent premia paid have to be computed with respect to undisturbed trading prices to ensure significance and comparability of the analysis; the selected premium is then applied to the valued company undisturbed share price.

Analysis of market multiples

The market multiples methodology assumes that the value of a company can be determined by using market information for companies with similar characteristics as the one being valued.

The methodology derives the value of a company from the market valuation of comparable companies and, in particular, determining the ratio between comparable companies’ market values and certain financial metrics (e.g. revenues, EBITDA, cash flows) and then applying the determined multipliers to the corresponding financial figures of the company being valued in order to determine its value.

The main steps in the application of this methodology are: (i) the definition of the reference sample of comparable companies; (ii) the choice of the appropriate multiples; (iii) the calculation of the multiples for the comparable companies and identification of the range of values to be applied to the company being valued; and (iv) application of the determined multiples to the corresponding financial figures of the company being valued.

Calculation of the multiples requires the observation of the market value of a company, which can either be the equity value or the enterprise value and the identification of a consistent financial metric. Furthermore, companies’ financial metrics and values have to be appropriately adjusted in order to ensure that multiples are calculated consistently across all companies in the sample, taking into account – if necessary – differences in accounting policies, financial structure etc.

2.1.2.3	Exchange Ratios

(1)	Introduction

The combination of Fiat Industrial and CNH will be accomplished through the merger of, respectively, Fiat Industrial and CNH with and into NewCo and the concurrent issuance of NewCo shares to the Fiat Industrial and CNH shareholders (different from NewCo that will be the controlling company of CNH upon the completion of the FNH Merger and of the FI Merger), in exchange for shares to be cancelled.

On the basis of the assumption that Fiat Industrial shareholders would receive one NewCo share for each Fiat Industrial ordinary share owned and cancelled, Fiat Industrial board of directors analyzed, in the context of the overall Transaction, the relative valuation of Fiat Industrial and CNH, aimed at determining the exchange ratio between CNH shares and Fiat Industrial shares or, equivalently (given the exchange ratio of one NewCo share for each Fiat Industrial share), between CNH shares and NewCo shares.

(2)	Application of the selected methodologies

Analysis of market prices and premia paid in precedent transactions

The first step in the analysis of market prices related to the identification of undisturbed prices. For this reason, closing prices following April 4, 2012 have been ignored, April 4, 2012 being the last trading day before the extraordinary meeting of Fiat Industrial held on April 5, 2012, during which the matter of a potential restructuring of Fiat Industrial Group structure and elimination of the CNH minorities was first raised publicly by the chairman of Fiat Industrial.

66

With reference to the timeframe of the analysis, 1-month and 3-month averages to April 4, 2012 have been taken into consideration in addition to the spot prices as of April 4, 2012.

The table below shows the spot CNH Exchange Ratio as of April 4, 2012 and the 1-month and 3-month average of the CNH Exchange Ratio to April 4, 2012. In order to calculate the CNH Exchange Ratio, CNH market prices have been converted into Euros, on a daily basis, at the EUR/US$ closing exchange rate.

Analysis of Market Prices – Exchange Ratio
April, 4 2012	3.890x
1-month average	3.828x
3-month average	4.127x

Market data source: Bloomberg – closing prices

Fiat Industrial board of directors has then taken into consideration premia paid in precedent transactions.

The Fiat Industrial board of directors has deemed appropriate to recognize a premium to CNH minority shareholders in consideration of the expected benefits of the Transaction, which can only be achieved through the completion of the Mergers, among which: (i) simplification of Group structure, (ii) presentation to the market of NewCo as major integrated capital goods player, (iii) improved access to the US capital markets and (iv) as a consequence of these and other benefits, creation of a better platform from which to pursue strategic growth opportunities (for an in-depth analysis of expected benefits, please refer to Section 3 below).

In order to ensure the required comparability, precedent transactions considered consist of a set of offers to minority shareholders (or companies of which the offeror owned more than 50% as of the date of announcement of the transaction) of NYSE-listed companies, starting from 2005, and having an overall value of US$ 100 million. Precedent transactions were analyzed even having regard to the nature of the consideration offered (depending on the predominance of cash or shares) and any possible higher bid subsequent to the first offer (with regard to number of subsequent bids and increase of the consideration). The table below shows the outcome of the analysis.

	All transactions	Cash transactions	Majority stock transactions
Initial average premium:	18.3%	18.5%	17.9%

Initial median premium:	17.2%	15.2%	20.9%

Final average premium:	26.6%	27.4%	25.0%

Final median premium:	26.3%	27.9%	23.3%

Average “bump”:	11.0%	11.1%	10.8%

Median “bump”:	10.5%	9.5%	10.5%

Average “bump” (incl. transactions with no “bumps”):	7.2%	7.8%	6.0%

Median “bump” (incl. transactions with no “bumps”):	3.4%	3.8%	2.2%

Source of data for the calculation: Thomson Reuters, Factset, public information

67

(3)	Market multiples

Fiat Industrial board of directors has applied the market multiples methodology in order to compare the implied CNH multiples with those of comparable companies active in the capital goods industry (AGCO Corporation, Caterpillar Inc., Deere & Company, MAN SE, Navistar International Corporation, PACCAR Inc., Scania AB, Volvo AB), valuing CNH equity on the basis of the terms of the final offer extended to CNH’s Special Committee on November 19, 2012.

In particular, the comparison was made as to the multiples EV/EBITDA and for each company the enterprise value was calculated adding (i) the market capitalization (fully diluted), (ii) the net indebtedness of the industrial businesses, (iii) the market value or the book value of third parties’ interests, (iv) the underfunding relating to employees’ funds and detracting (v) the market value or the book value of joint venture and non-consolidated interests and (vi) the book value of the net assets of financial services business.

The comparison between CNH implied multiples (calculated assuming the current net cash position of CNH and also on the basis of a normalized net financial position to take into account the difference between cash and debt yields) and the peers’ market multiples, gave comfort to the board of directors of Fiat Industrial as CNH implied multiples resulted lower or broadly in line with the peers’ multiples.

(4)	Exchange Ratios established

Considering the results of the valuation methodologies applied, Fiat Industrial board of directors has resolved to propose a FI Exchange Ratio of one NewCo Common Share for each Fiat Industrial ordinary share and the boards of directors of CNH and NewCo have resolved to propose a CNH Exchange Ratio of 3.828 new NewCo Common Shares for each CNH common share; as indicated above, the payment of a US$10 extraordinary dividend for each CNH common share, paid in cash prior to, and irrespective of, the completion of the overall Transaction, has been resolved by the extraordinary shareholders’ meeting of CNH. A US$10 dividend per CNH common share implies a 25.6% premium on the implicit value of a 3.828 Exchange Ratio1.

(5)	Difficulties and limits faced in evaluating the share exchange ratios

Pursuant to article 2501-quinquies of the Italian Civil Code, for the purpose of the valuation analysis described above, the (i) particular characteristics of the merging companies and (ii) the typical challenges arising from the application of the valuation methodologies adopted to determine the exchange ratios, have been taken into account.

In particular:

a)	the analysis of market prices and premia paid in precedent transactions triggers certain valuation challenges, including: (i) notwithstanding the different timeframes considered in the analysis, insufficient liquidity and/or market volatility driven by events which are not strictly related to the specific securities may affect market prices; (ii) the set of precedent transactions has been selected taking into account elements of comparability to the contemplated transaction; however, any transaction presents its own specific features and characteristics;

b)	the analysis of market multiples is based on a sample of companies operating in the capital goods industry; the Fiat Industrial board of directors believes that this sample

[1]	Implied value was calculated on the basis of prices as of November 16, 2012, the last trading day before the submission of Fiat Industrial’s final offer to the Special Committee of CNH.

68

represents the best reference benchmark from a comparative perspective. However, each of these companies has its own characteristics and features and none of the selected companies can be considered entirely comparable to the valued company.

2.1.2.4	Exchange Ratios expert reports by auditors

As required under Italian law and Dutch law, each of the FI Exchange Ratio and the CNH Exchange Ratio, respectively, must be accompanied by a report by an auditor with respect to the reasonableness of the exchange ratio (the “Exchange Ratio Reports”). Reconta Ernst & Young S.p.A. (“RE&Y”) was appointed the auditor to issue the FI Exchange Ratio Report (as defined below) and Mazars Paardekooper Hoffman N.V. (“Mazars”) was appointed the auditor to prepare the CNH Exchange Ratio Report (as defined below).

Neither the board of directors of Fiat Industrial nor the board of directors of CNH relied on the Exchange Ratio Reports in recommending the Mergers to their respective shareholders. The Exchange Ratios were determined by mutual agreement of Fiat Industrial and CNH without any recommendation, analysis or advice from RE&Y or Mazars. The Exchange Ratio Reports were prepared solely for compliance with Italian and Dutch law.

The FI Exchange Ratio Report

On April 8, 2013, RE&Y issued its written report to the Fiat Industrial board of directors with respect to the reasonableness and non-arbitrariness of the valuation methods adopted by the Fiat Industrial board of directors to determine the FI Exchange Ratio (the “FI Exchange Ratio Report”). RE&Y was appointed by the Turin Court as expert, which, under Italian law, must be an external firm of auditors and is usually the auditor of the company. The FI Exchange Ratio Report is filed as Annex 2 to this Information Document and is also available at the offices of Fiat Industrial, on the website of Fiat Industrial and will be available at the Companies’ Register of Turin.

The CNH Exchange Ratio Report

On April 8, 2013, Mazars issued its auditors report (Controleverklaring van de onafhankelijke accountant ex artikel 2:328 Lid 1 BW) to the CNH board of directors with respect to, among other things, the reasonableness of the proposed CNH Exchange Ratio, as required by Dutch law (the “CNH Exchange Ratio Report”). The original Dutch document is the authoritative version and an English translation of the CNH Exchange Ratio Report is filed as an exhibit to the Registration Statement and is also available on the website of CNH.

2.1.2.5	Allocation of NewCo shares to the shareholders of Fiat Industrial and CNH and date of entitlement

Upon completion of the Transaction, NewCo will issue common shares having a nominal value of €0.01 each, for allocation to the shareholders of Fiat Industrial and to shareholders of CNH (different from NewCo that will be the controlling company of CNH upon the completion of the FNH Merger and of the FI Merger), in exchange for their existing shares of Fiat Industrial and CNH, on the basis of the established Exchange Ratios.

The assigned NewCo Common Shares – to be listed on the NYSE and on the MTA – will be issued in dematerialized form and delivered to shareholders through the centralized clearing system with effect from the FI Merger Effective Date and the CNH Merger Effective Date, as the case may be. Further information on the conditions and procedure for allocation of the assigned NewCo Common Shares shall be communicated to the market pursuant to the applicable laws and regulations.

69

The shareholders of Fiat Industrial and CNH will bear no costs in relation to the exchange.

No fractional NewCo Common Shares shall be allotted to the CNH shareholders (different from NewCo that will be the controlling company of CNH upon the completion of the FNH Merger and of the FI Merger) as part of the CNH Exchange Ratio. To the extent a depositary intermediary or other registered holder of CNH common shares would be entitled to a fractional NewCo Common Share (after application of the CNH Exchange Ratio on its aggregate shareholding in CNH), NewCo will pay such depository intermediary or other registered holder of common shares a cash consideration as determined in the CNH Merger Plan. If the beneficial interest in CNH is held in a brokerage or custodian account, the fractional entitlement pertaining to this holder will be combined with those of the other CNH shareholders and subsequently sold on the behalf of CNH shareholders as whole share by an intermediary appointed by NewCo. The sale of such fractional entitlements will occur following the effectiveness of the CNH Merger.

As a result of the Transaction, the shares held by Fiat Industrial in NewCo and all CNH shares will be cancelled by operation of Italian and Dutch law and all the existing business activities, shareholdings and other assets of Fiat Industrial and CNH will be transferred to NewCo. The NewCo Common Shares issued in relation to the exchange will be entitled to a regular dividend as from January 1, 2013.

As better explained in the FI Merger Plan and its annexes, in connection with the Transaction, immediately upon the FI Merger Effective Date and the CNH Merger Effective Date, as the case may be, NewCo will issue Special Voting Shares to those eligible shareholders of Fiat Industrial and CNH, as the case may be, who elect to receive such Special Voting Shares upon completion of FI Merger and CNH Merger respectively in addition to NewCo Common Shares they will receive. For further information on the Special Voting Shares, please refer to Section 2.1.1.1.

Fiat Industrial shareholders who do not vote in favor of the FI Merger Plan will be entitled to exercise their cash exit rights pursuant to:

(i)	article 2437, first paragraph, letter (c) of the Italian Civil Code, given that Fiat Industrial’s registered office is to be transferred outside Italy;

(ii)	article 2437-quinquies of the Italian Civil Code, given that Fiat Industrial’s shares will be delisted; and

(iii)	article 5 of Legislative Decree 108, given that NewCo is organized and managed under the laws of a country other than Italy (i.e., the Netherlands).

Given that those events will only occur upon the execution of the Transaction, as stated in the FI Merger Plan, the exercise of the cash exit rights by Fiat Industrial shareholders is conditional upon the Transaction becoming effective.

Pursuant to article 2437-bis of the Italian Civil Code, qualifying shareholders may exercise their cash exit rights, in relation to some or all of their shares, by sending a notice via registered mail (the “Notification”) to the registered offices of Fiat Industrial no later than 15 days following the date of registration of the shareholders’ meeting resolution approving the FI Merger Plan with the Companies’ Register of Turin. Notice of the registration will be published on the daily newspaper, La Stampa, and on the corporate website of Fiat Industrial.

In addition to the conditions/instructions provided below and the provisions of article 127-bis of the Italian Financial Act, shareholders exercising their cash exit rights must deliver the

70

specific communication to be issued by an authorized intermediary stating the continuous ownership of the shares on which the shareholder has exercised his cash exit right immediately prior to the relevant general meeting at which the resolution triggering the cash exit rights was passed being held up to the date of the Notification. Further details to exercise the withdrawal right will be provided to Fiat Industrial shareholders in accordance with the applicable laws and regulations.

Subject to the Transaction becoming effective, the redemption price payable to shareholders exercising the cash exit right will be equal to €8.897 per share, i.e., the arithmetic average of the daily closing price of Fiat Industrial ordinary shares for the 6-month period prior to the date of publication of the notice calling the Fiat Industrial extraordinary general meeting to vote on the FI Merger Plan.

Following expiry of the period during which the cash exit rights may be exercised and conditionally upon the effectiveness of the Transaction, settlement of the shares submitted for redemption will proceed in accordance with the procedures indicated in article 2437-quater of the Italian Civil Code. In particular, shares submitted for redemption are expected to be offered to the shareholders in compliance with Italian law and, as to the shares in connection to which no option right and no pre-emption right is exercised, to the market.

As anticipated, the exercise of the cash exit rights by qualifying Fiat Industrial shareholders will be subject to the completion of the Transaction. Accordingly, if the aforesaid Conditions Precedent are not met, the offer and the possible subsequent redemption of the relevant exit shares will not take place or become effective in the absence of a waiver to such conditions (if allowed pursuant to the applicable law provisions).

2.1.2.6	Effectiveness of the Transaction for accounting and tax purposes

Pursuant to article 15 of Legislative Decree 108 and Section 2:318 of the Dutch Civil Code and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, the FI Merger will be effective at 00.00 CET on the day following the date on which the Fiat Industrial deed of merger is executed before a civil law notary, residing in the Netherlands (the “FI Merger Effective Date”). As per the FI Merger Effective Date, Fiat Industrial will cease to exist as standalone legal entity and NewCo will acquire, under universal succession, all the assets and liabilities, real and movable assets, tangible and intangible assets belonging to Fiat Industrial. The Dutch registrar will subsequently inform the Companies’ Register of Turin that the FI Merger will become effective.

The assets, liabilities and other legal relationships of Fiat Industrial will be reflected in the accounts and other financial reports of NewCo as of January 1, 2013 and therefore the accounting effects of the Transaction will be recognized in NewCo’s accounts from that date.

Pursuant to Section 2:318 of the Dutch Civil Code and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, the CNH Merger will be effective at 00.00 CET on the day following the date on which the deed of merger is executed before a civil law notary officiating in the Netherlands (the “CNH Merger Effective Date”). As per the CNH Merger Effective Date, CNH will cease to exist as standalone legal entity and NewCo will acquire, under universal succession, all the assets and liabilities, real and movable assets, tangible and intangible assets belonging to CNH.

The assets, liabilities and other legal relationships of CNH will be reflected in the accounts and other financial reports of NewCo as of January 1, 2013, and therefore the accounting effects of the Transaction will be recognized in NewCo’s accounts from that date.

71

On the basis of the above, the FI Merger Effective Date and the CNH Merger Effective Date are expected to occur during 2013. NewCo Common Shares issued as of the FI Merger Effective Date and the CNH Merger Effective Date, as the case may be, will bear rights as of January 1, 2013 and, therefore, the rights to dividends, if any are declared, shall accrue for the benefit of shareholders of NewCo Common Shares as of January 1, 2013.

2.1.2.7	Accounting treatment applicable to the Transaction

Fiat Industrial prepares its consolidated financial statements in accordance with IFRS; CNH prepares its consolidated financial statements in accordance with U.S. GAAP for its SEC filings, while, for the purpose of its consolidation in the consolidated financial statements of Fiat Industrial, as well as for local Dutch requirements, it prepares its consolidated financial statements in accordance with IFRS (CNH’s figures included in the present document are taken by its consolidated financial statements prepared in accordance with IFRS). Following the Mergers, NewCo will prepare its consolidated financial statements in accordance with IFRS.

Under IFRS, the Transaction consists of a reorganization of existing legal entities which does not give rise to any change of control and the acquisition of shares held by CNH’s minority shareholders and Fiat Industrial’s shareholders in exchange for newly-issued shares in NewCo, whose entire share capital is currently held by Fiat Industrial; therefore, the Transaction is outside the scope of application of IFRS 3 – Business Combinations. Accordingly, the assets and liabilities of Fiat Industrial and CNH will be recognized by NewCo at the carrying amounts recognized in the consolidated financial statements of Fiat Industrial prior to the Transaction. Any difference between the fair value of the newly-issued shares in NewCo and the carrying value of the non-controlling interests attributable to the minority shareholders of CNH will also be recorded as an equity transaction.

As anticipated, pursuant to Section 2:321 of the Dutch Civil Code, the accounting effects of the Transaction will be recognized in NewCo’s accounts from January 1, 2013.

2.1.2.8	Tax consequences of the Transaction

This Section summarizes the material Italian and non-Italian tax consequences of the Mergers and of the ownership and transfer of NewCo Common Shares. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the shares (such as Italian inheritance and gift tax considerations and transfer tax considerations) and, in particular does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.

For the purposes of this discussion, an “Italian Shareholder” is a beneficial owner of shares that is:

•	an Italian-resident individual, or

•	an Italian-resident corporation.

This Section does not apply to shareholders subject to special rules, including:

•	non-profit organizations, foundations and associations that are not subject to tax,

•	Italian commercial partnerships and assimilated entities (società in nome collettivo, in accomandita semplice),

72

•	Italian non-commercial partnerships (società semplice),

•	Individuals holding the shares in connection with the exercise of a business activity,

•	Italian real estate investment funds (fondi comuni di investimento immobiliare), and

•	shareholders not resident in Italy.

This discussion is limited to Italian Shareholders that hold their shares directly and whose shares represent, and have represented in any 12-month period preceding each disposal: (i) a percentage of voting rights in the ordinary shareholders’ meeting not greater than 2% for listed shares; or (ii) a participation in the share capital not greater than 5% for listed shares.

In addition, where specified, this Section also applies to Italian pension funds, Italian investment funds other than Italian real estate investment funds (fondi comuni di investimento mobiliare) and SICAVs.

This Section is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date of this Information Document which may be subject to changes in the future, even on a retroactive basis. Italian Shareholders should consult their own advisors as to the Italian tax consequences of the ownership and disposal of NewCo Common Shares in their particular circumstances.

Material Italian tax impacts

Tax consequences on Fiat Industrial and NewCo

The FI Merger should be qualified as a cross-border merger transaction within the meaning of article 178 of the CTA, implementing the Directive 90/434/EEC of July 23, 1990 (codified in the Directive 2009/133/CE, the Merger Directive).

As a result of the FI Merger, NewCo intends to maintain a permanent establishment in Italy. See Section 1.2.12 “Risk associated with taxation – The existence of a DutchCo permanent establishment in Italy after the Merger is a question of fact based on all the circumstances”.

The FI Merger is tax neutral with respect to Fiat Industrial’s assets that will remain connected with the Italian P.E., such as the shareholdings in Fiat Industrial’s Italian subsidiaries. Conversely, such merger will trigger the realization of capital gains or losses embedded in Fiat Industrial’s assets that will not be connected with the Italian P.E.

Under recently enacted Italian law (article 166, paragraph 2-quater, of the CTA), companies which cease to be Italian-resident and become tax-resident in another EU Member State may apply to suspend any Italian Exit Tax under the principles of the Court of Justice of the European Union case C-371/10, National Grid Indus BV. Although the Italian rules implementing article 166, paragraph, 2-quater, of the CTA have not yet been issued, NewCo anticipates that such rules will likely exclude cross-border merger transactions from the suspension of the Italian Exit Tax. In that case, the FI Merger will result in the immediate charge of an Italian Exit Tax in relation to those Fiat Industrial assets that will not be connected with the Italian P.E. Whether or not the forthcoming Italian implementing rules are deemed compatible with EU law is unlikely to be determined before the payment of the Italian Exit Tax.

Pursuant to article 180 of the CTA, the tax-deferred reserves included in Fiat Industrial’s net equity before the Mergers should be included in the Italian P.E.’s net equity after the Mergers, so as to preserve their tax-deferred status.

Pursuant to article 181 of the CTA any of Fiat Industrial’s carried-forward losses not generated within the Fiscal Unit and those generated within the Fiscal Unit which upon possible

73

termination of such Fiscal Unit would be attributable to Fiat Industrial, if any, can be carried forward by the Italian P.E., subject to article 172, paragraph 7, of the CTA, in proportion to the difference between the assets and liabilities connected with the Italian P.E. and within the limits of the said difference.

Tax consequences of the Mergers on Fiat Industrial’s Fiscal Unit

Fiat Industrial has filed a ruling request to the Italian tax authorities in respect of the FI Merger. According to article 124, paragraph 5, of the CTA, a mandatory ruling request should be submitted to the Italian tax authorities in respect of the FI Merger, in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit currently in place between Fiat Industrial and Fiat Industrial’s Italian subsidiaries. Depending on the outcome of the ruling, it is possible that carried-forward tax losses generated by the Fiscal Unit would become restricted losses and they could not be used to offset the future taxable income of the Fiscal Unit. It is also possible that NewCo would not be able to offset the Fiscal Unit’s carried-forward tax losses against any capital gains on Fiat Industrial’s assets that are not connected with the Italian P.E., despite the continuity of the Fiscal Unit.

Exchange of shares for NewCo stock pursuant to the Mergers

Currently Fiat Industrial is resident in Italy for tax purposes and CNH is resident in the Netherlands for tax purposes.

On November 23, 2012 Fiat Industrial incorporated a wholly-owned company, NewCo, with legal seat in the Netherlands and resident in the United Kingdom for tax purposes. For the purposes of the Italy-U.K. tax treaty, NewCo is expected to be resident in the United Kingdom from its incorporation.

According to Italian tax laws, the Mergers will not trigger any taxable event for Italian income tax purposes for Fiat Industrial’s or CNH’s Italian Shareholders. NewCo Common Shares received by such Fiat Industrial and CNH shareholders would be deemed to have the same aggregate tax basis as the CNH common shares or Fiat Industrial ordinary shares held by the said Italian Shareholders prior to the relevant Merger.

Italian Shareholders that receive cash in lieu of fractional interests in NewCo Common Shares sold in the market for cash will recognize a capital gain or loss equal to the difference between the amount received and their tax basis in such fractional interests (see “Material Italian tax consequences – Taxation of capital gains” for a further discussion).

Fiat Industrial Italian Shareholders that exercise their cash exit rights shall be entitled to receive an amount of cash per share of Fiat Industrial ordinary shares under article 2437-ter of the Italian Civil Code (“cash exit price”).

Fiat Industrial Italian Shareholders that receive the cash exit price as a consideration for their shares being sold to other Fiat Industrial shareholders or to the market will recognize a capital gain or loss equal to the difference between the amount received and their tax basis in their Fiat Industrial ordinary shares (see “Material Italian tax consequences – Taxation of capital gains” for a further discussion).

Italian resident individual shareholders of Fiat Industrial that have their shares redeemed and cancelled pursuant to their cash exit rights will be subject to a 20% final withholding tax on any profits derived from such redemption, which profits will be deemed equal to the difference between the cash exit price and their tax basis in their Fiat Industrial ordinary shares (see “Material Italian tax consequences – Taxation of dividends” for a further discussion). Any losses are not deductible (unless an election is made for Regime del Risparmio Gestito, discussed further below).

74

Italian resident corporate shareholders of Fiat Industrial that have their shares redeemed and cancelled pursuant to their cash exit rights will recognize gain or loss equal to the difference between the cash exit price (or portion thereof) which is paid out of share capital and capital reserves and their tax basis in their Fiat Industrial ordinary shares (see “Material Italian tax consequences – Taxation of capital gains – Italian resident corporations” for a further discussion), while the portion of the cash exit price (if any) which is paid out of annual profit or profit reserves will be treated as a dividend distribution (see “Material Italian tax consequences – Taxation of dividends – Italian resident corporations” for a further discussion).

Italian Shareholders should consult their tax advisor in connection with any exercise of cash exit rights in their particular circumstances.

Tax consequences of owning NewCo stock

Taxation of dividends.

The tax treatment applicable to dividend distributions depends upon the nature of the dividend recipient, as summarized below.

Italian resident individual shareholders. Dividends paid by a non-Italian-resident company, such as NewCo, to Italian resident individual shareholders are subject to a 20% tax. Such tax (i) may be applied by the taxpayer in its tax assessment or (ii) if an Italian withholding agent intervenes in the collection of the dividends, may be withheld by such withholding agent.

In the event that a taxpayer elects to be taxed under the “Regime del Risparmio Gestito” (discussed below in the paragraph entitled “Taxation of capital gains – Italian resident individual shareholders”), dividends are not subject to the 20% tax, but are subject to taxation under such “Regime del Risparmio Gestito”.

Italian resident corporations. Subject to the paragraph below, Italian Shareholders subject to Italian corporate income tax (“IRES”) should benefit from a 95% exemption on dividends. The remaining 5% of dividends are treated as part of the taxable business income of such Italian resident corporations, subject to tax in Italy under the IRES.

Dividends, however, are fully subject to tax in the following circumstances: (i) dividends paid to taxpayers using IAS/IFRS in relation to shares accounted for as “held for trading” (HFT) on the balance sheet of their statutory accounts; (ii) dividends which are considered as “deriving from” profits accumulated by companies or entities resident for tax purposes in States or Territories with a preferential tax system; or (iii) dividends paid in relation to shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95% exemption described in the above paragraph. In the case of (ii), 100% of the dividends are subject to taxation, unless a special ruling request is filed with the Italian tax authorities in order to prove that the shareholding has not been used to enable taxable income to build up in the said States or Territories.

For certain companies operating in the financial field and subject to certain conditions, dividends are included in the tax base for IRAP purposes (Imposta regionale sulle attività produttive).

Italian pension funds. Dividends paid to Italian pension funds (subject to the regime provided for by article 17 of Italian legislative decree no. 252 of December 5, 2005) are not subject to any withholding tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, subject to substitute tax at the rate of 11%.

75

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs. Dividends paid to Italian investment funds and SICAVs are not subject to any withholding tax nor to any taxation at the level of the fund or SICAV. A withholding tax may apply in certain circumstances at the rate of up to 20% on distributions made by the fund or SICAV.

Taxation of capital gains

Italian resident individual shareholders. Capital gains realized upon disposal of shares or rights by an Italian resident individual shareholder are subject to Italian final substitute tax (imposta sostitutiva) at a 20% rate.

Capital gains and capital losses realized in the relevant tax year have to be declared in the annual income tax return (regime di tassazione in sede di dichiarazione dei redditi). Losses in excess of gains may be carried forward against capital gains realized in the four subsequent tax years. As an alternative to the regime di tassazione in sede di dichiarazione dei redditi described above, Italian resident individual shareholders may elect to be taxed under one of the two following regimes:

(i)	Regime del Risparmio Amministrato: under this regime, separate taxation of capital gains is allowed subject to (i) the shares and rights in respect of the shares being deposited with Italian banks, società di intermediazione mobiliare (SIM), or certain authorized financial intermediaries resident in Italy for tax purposes and (ii) an express election for the Regime del Risparmio Amministrato being timely made in writing by the relevant shareholder. Under the Regime del Risparmio Amministrato, the financial intermediary is responsible for accounting for the substitute tax in respect of capital gains realized on each sale of the shares or rights on the shares and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the shareholder. Under the Regime del Risparmio Amministrato, where a sale of the shares or rights on the shares results in a capital loss, such loss may be deducted (up to 62.5% for capital losses realized until December 31, 2011) from capital gains of the same kind subsequently realized under the same relationship of deposit in the same tax year or in the four subsequent tax years. Under the Regime del Risparmio Amministrato, the shareholder is not required to declare the capital gains in its annual tax declaration;

(ii)	Regime del Risparmio Gestito: under this regime, any capital gains accrued to Italian resident individual shareholders, that have entrusted the management of their financial assets, including the shares and rights in respect of the shares, to an authorized Italian-based intermediary and have elected for the Regime del Risparmio Gestito, are included in the computation of the annual increase in value of the managed assets accrued, even if not realized, at year-end, subject to the substitute tax to be applied on behalf of the taxpayer by the managing authorized Italian-based intermediary. Under the Regime del Risparmio Gestito, any fall in value of the managed assets accrued at year-end may be carried forward and set against increases in value of the managed assets which accrue in any of the four subsequent tax years. Under the Regime del Risparmio Gestito, the shareholder is not required to report capital gains realized in its annual tax declaration.

76

Italian resident corporations. Capital gains realized through the disposal of NewCo Common Shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

(i)	the shares have been held continuously from the first day of the 12th month preceding the disposal; and

(ii)	the shares were accounted for as a long term investment in the first balance sheet closed after the acquisition of the shares (for companies adopting IAS/IFRS, shares are considered to be a long term investment if they are different from those accounted for as “held for trading”).

Based on the assumption that NewCo should be a holding company resident in the U.K., that its shares will be listed on a regulated market, that its net worth is predominantly composed by shareholdings in companies which satisfy the two additional conditions set forth by article 87 of the CTA in order to enjoy the Participation Exemption Regime (i.e., the company is not resident in a State with a preferential tax system and carrying on a business activity), such additional conditions are both met.

The remaining 5% of the amount of such capital gain is included in the aggregate taxable income of the Italian resident corporate shareholders and subject to taxation according to ordinary IRES rules and rates.

If the conditions for the Participation Exemption Regime are met, capital losses from the disposal of shareholdings realized by Italian resident corporate shareholders are not deductible from the taxable income of the company.

Capital gains and capital losses realized through the disposal of shareholdings which do not meet at least one of the aforementioned conditions for the Participation Exemption Regime are, respectively, fully included in the aggregate taxable income and fully deductible from the same aggregate taxable income, subject to taxation according to ordinary rules and rates. However, if such capital gains are realized upon disposal of shares which have been accounted for as a long-term investment on the last three balance sheets, then if the taxpayer so chooses the gains can be taxed in equal parts in the year of realization and the four following tax years.

The ability to use capital losses to offset income is subject to significant limitations, including provisions against “dividend washing.” In addition, Italian resident corporations that recognize capital losses exceeding €50,000 are subject to tax reporting requirements. Italian resident corporations that recognize capital losses should consult their tax advisors as to the tax consequences of such losses. For certain types of companies operating in the financial field and subject to certain conditions, the capital gains are included in the net production value subject to the regional tax on productive activities.

Italian pension funds. Capital gains realized by Italian pension funds are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to an 11% substitute tax.

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs. Capital gains realized by Italian investment funds and SICAVs are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the fund’s or SICAV’s annual result, which is not subject to tax. A withholding tax may apply in certain circumstances at the rate of up to 20% on distributions made by the fund or SICAV.

77

IVAFE – Imposta sul Valore delle Attività Finanziarie detenute all’Estero

According to article 19 of the Decree of December 6, 2011, no. 201 (the “Decree no. 201/2011”), converted with law of December 22, 2011, no. 214, Italian resident individuals holding financial assets – including shares – outside the Italian territory are required to pay a special tax (IVAFE). From 2013, such tax is applied at the rate of 0.15% . The tax applies to the market value at the end of the relevant year of such financial assets held outside the Italian territory. Taxpayers may deduct from the tax a tax credit equal to any wealth taxes paid in the State where the financial assets are held (up to the amount of the Italian tax due).

Stamp duty (imposta di bollo)

According to article 19 of Decree no. 201/2011, a proportional stamp duty applies on a yearly basis on the market value of any financial product or financial instruments. From 2013 the stamp duty applies at the rate of 0.15% and cannot be lower than €34.2 but, in respect of Italian Shareholders other than individuals, it cannot exceed €4,500. The stamp duty applies with respect to any Italian Shareholders (other than banks, insurance companies, investments and pension funds and certain other financial intermediaries) to the extent that the shares are held through an Italian-based banking or financial intermediary or insurance company.

Financial transaction tax

According to article 1 of the Law of December 24, 2012, no. 228, an Italian Financial Transaction tax (“FTT”) applies on the transfer of property rights in shares issued by Italian resident companies, such as Fiat Industrial, regardless of the tax residence of the parties and/or where the transaction is entered into. If a holder of Fiat Industrial ordinary shares exercises its cash exit rights, according to Italian law, such holder must first offer its Fiat Industrial ordinary shares for sale to the holders of Fiat Industrial ordinary shares that have not chosen to exercise cash exit rights. Shareholders of Fiat Industrial that purchase shares of a holder exercising its cash exit rights may be subject to the FTT. In 2013, the FTT applies at a rate of 0.22%, reduced to 0.12% if the transaction is executed on a regulated market or a multilateral trading system, as defined by the law. The taxable base is the transaction value, which is defined as the consideration paid for the transfer or as the net balance of the transactions executed by the same subject in the course of the same day. The FTT is due by the party that acquires the shares and shall be levied by the financial intermediary (or by any other person) that is involved, in any way, in the execution of the transaction. Specific exclusions and exemptions are set out by Decree 21 February 2013 which also regulates in detail other aspects of the FTT. Specific rules apply for the application of the FTT on derivative financial instruments having as underlying instruments shares issued by Italian resident companies and on high frequency trading transactions.

Special Voting Shares

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of Special Voting Shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, we urge Italian Shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of Special Voting Shares.

Receipt of Special Voting Shares. An Italian Shareholder that receives Special Voting Shares issued by NewCo should in principle not recognize any taxable income upon the receipt of Special Voting Shares. Under a possible interpretation, the issue of Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of NewCo. Such issue should not have any material effect on the allocation

78

of the tax basis of an Italian Shareholder between its NewCo Common Shares and its NewCo Special Voting Shares. Because the Special Voting Shares are not transferable and their limited economic rights can be enjoyed only at the time of the liquidation of NewCo, NewCo believes and intends to take the position that the fair market value of each Special Voting Share is minimal. However, because the determination of the fair market value of the Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the Special Voting Shares as determined by NewCo is incorrect.

Ownership of Special Voting Shares. Italian Shareholders of Special Voting Shares should not have to recognize income in respect of any amount transferred to the Special Voting Shares dividend reserve, but not paid out as dividends, in respect of the Special Voting Shares.

Disposition of Special Voting Shares. The tax treatment of an Italian Shareholder that has its Special Voting Shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that an Italian Shareholder should recognize a loss to the extent of the Italian Shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that an Italian Shareholder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead should increase its basis in its NewCo Common Shares by an amount equal to the tax basis (if any) in its Special Voting Shares.

Material Dutch tax impacts

This Section summarizes solely the principal Dutch tax consequences of (i) the exchange of shares pursuant to the FI Merger and (ii) the ownership of NewCo Common Shares that are issued pursuant to the FI Merger for Italian Shareholders. As to the tax consequences for other shareholders, please refer to the Registration Statement (Section “Tax Consequences”). It does not consider every aspect of Dutch taxation that may be relevant to a particular holder of shares in CNH, Fiat Industrial or NewCo in special circumstances or that is subject to special treatment under applicable law. Shareholders should consult their own tax advisor regarding the Dutch tax consequences of (i) the FI Merger and (ii) of owning and disposing of NewCo Common Shares and, if applicable, NewCo Special Voting Shares in their particular circumstances.

Where, in this Section, English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where, in this Section, the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary also assumes that NewCo is organized, and that the business will be conducted, in the manner outlined in this Information Document. A change to the organizational structure or to the manner in which NewCo conducts its business may invalidate the contents of this Section, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Information Document. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

Where in this Dutch taxation discussion reference is made to “a holder of shares”, that concept includes, without limitation:

1.	an owner of one or more shares who, in addition to the title to such shares, has an economic interest in such shares;

79

2.	a person who or an entity that holds the entire economic interest in one or more shares;

3.	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more shares, within the meaning of 1. or 2. above; or

4.	a person who is deemed to hold an interest in shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

Dividend withholding tax in connection with implementation of the FI Merger

The exchange of CNH common shares for NewCo Common Shares pursuant to the CNH Merger as well as the payment of cash corresponding to the proceeds of the sale of a holder’s fractional entitlement to NewCo Common Shares will not be subject to Dutch dividend withholding tax.

The issuance of Special Voting Shares will not give rise to Dutch dividend withholding tax provided that the par value of the special voting rights is paid-up out of NewCo reserves which are recognized as paid-up capital for Dutch dividend withholding tax purposes and otherwise no actual or deemed distribution of profits occurs.

Other taxes and duties in connection with the implementation of the Mergers

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the exchange of CNH common shares or Fiat Industrial ordinary shares for NewCo Common Shares, or the delivery of NewCo Common Shares.

Tax Consequences of Owning NewCo common shares – Dividend withholding tax

NewCo is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it.

As an exception to this rule, NewCo may not be required to withhold Dutch dividend withholding tax if it is considered to be a tax resident of both the Netherlands and another jurisdiction in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while an applicable double tax treaty between the Netherlands and such other jurisdiction attributes the tax residency exclusively to that other jurisdiction.

The concept of “dividends distributed by NewCo” as used in this Section includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of shares issued by NewCo to a holder of NewCo Common Shares and/or Special Voting Shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of NewCo’s shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to New By-Laws.

80

Other taxes and duties after implementation of the Mergers

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a holder in respect of or in connection with (i) the subscription, issue, placement, allotment, or delivery of NewCo Common Shares and/or Special Voting Shares, (ii) the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of NewCo Common Shares and/or Special Voting Shares or the performance by NewCo of Newco’s obligations under such documents, or (iii) the transfer of NewCo Common Shares and/or Special Voting Shares.

As to the tax consequences for Dutch shareholders, please refer to the Registration Statement (Section “Tax Consequences”).

Material U.K. tax impacts

This Section summarizes certain material United Kingdom tax consequences of the Mergers and the ownership of NewCo Common Shares relevant to all shareholders. It is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as on applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis. It does not consider the UK taxation that may be relevant to UK holders of shares in CNH, Fiat Industrial or NewCo. UK shareholders should consult their own tax advisor regarding the UK tax consequences of (i) the Mergers and (ii) of owning and disposing of NewCo Common Shares and, if applicable, NewCo Special Voting Shares in their particular circumstances.

Exchange of CNH common shares or Fiat Industrial ordinary shares for NewCo Common Shares; Exercise of Cash Exit Rights

Stamp duty and stamp duty reserve tax (“SDRT”)

CNH and Fiat Industrial do not and will not maintain any share register in the U.K. and, accordingly, no liability to U.K. stamp duty or SDRT will arise to shareholders on the tendering or cancellation of CNH common shares or Fiat Industrial ordinary shares in the course of the Mergers.

Tax Consequences of Owning NewCo shares

Taxation of Dividends

Withholding from dividend payments. Dividend payments may be made without withholding or deduction for or on account of U.K. income tax.

Stamp duty and stamp duty reserve tax

No liability to U.K. stamp duty or SDRT will arise on the issue of NewCo Common Shares to shareholders. NewCo will not maintain any share register in the U.K. and, accordingly, (i) U.K. stamp duty will not normally be payable in connection with a transfer of Newco Common Shares, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, (ii) no U.K. SDRT will be payable in respect of any agreement to transfer NewCo Common Shares, and (iii) no liability to U.K. stamp duty or SDRT will arise to shareholders on the issue or repurchase of Newco Special Voting Shares.

As to the tax consequences for U.K. shareholders, please refer to the Registration Statement (Section “Tax Consequences”).

81

Material U.S. tax impacts

As to further discussion on the tax consequences for U.S. shareholders, please refer to the Registration Statement (Section “Tax Consequences”).

2.1.3	Shareholders’ structure estimate of NewCo subsequent to the completion of the Transaction

The following table shows the percentage interest of major shareholders in Fiat Industrial and CNH (i.e., shares representing 2% or more of voting rights) as of May 28, 2013 on the basis of the publicly available information and taking into account the relevant regulations applicable to CNH.

%
Fiat Industrial shareholders (*)
Exor S.p.A.	30.013%
Harris Associates LP	5.027%
BlackRock Inc.	4.032%
Fiat S.p.A.	2.794%
Oakmark International Fund	2.720%
Government of Singapore Investment Corporation Pte Ltd	2.277%
Other shareholders (**)	53.135%
CNH shareholders(***)
FNH	86.819%
Other shareholders (**)	13.181%

(*)	Fiat Industrial owns no. 8,597 treasury shares representing 0.0007% of its share capital, included in the item “Other shareholders”.
(**)	“Other shareholders” includes directors owning shares of Fiat Industrial or CNH, as the case may be.
(***)	CNH owns no. 154,813 treasury shares representing 0.063% of its share capital, included in the item “Other shareholders”.

82

The following table shows the expected percentage interest of major shareholders in NewCo (i.e., shares representing 2% or more of voting rights) following the FI Merger Effective Date and CNH Merger Effective Date, respectively, on the basis of the publicly available information and taking into account the relevant regulations applicable to CNH. The calculation is based on the proposed Exchange Ratios and on the assumption that share ownership in Fiat Industrial and CNH remain unchanged until those dates.

NewCo’s common shares’ holders	%
Exor S.p.A.	27.279%
Harris Associates LP	4.569%
BlackRock Inc.	3.665%
Fiat S.p.A.	2.540%
Oakmark International Fund	2.473%
Government of Singapore Investment Corporation Pte Ltd	2.069%
Total other shareholders	57.405%

If the CNH Merger is completed, the directors and executive officers of Fiat Industrial will receive 3.828 NewCo Common Shares for each CNH common share held and one NewCo Common Share for each Fiat Industrial common share held. Based on the CNH and Fiat Industrial common shares held as of May 28, 2013, representing approximately 0.066% of CNH common shares and approximately 0.25% of Fiat Industrial common shares, the directors and executive officers of FI will be entitled to receive, on an aggregate basis, no. 3,641,612 NewCo Common Shares, representing 0.27% of NewCo shares after the Merger. On an individual basis such directors and executive officers of Fiat Industrial will receive NewCo Common Shares in the following amounts:

•	Sergio Marchionne: no. 3,402,800;

•	Gianni Coda: no. 4,158;

•	Richard J. Tobin: no. 150,497;

•	Andreas Klauser: no. 70,573;

•	Marco Mazzù: no. 8,591;

•	Franco Fusignani: no. 3,313; and

•	Pablo Di Si: no. 1,680.

The calculation has been made regardless of the effect deriving from the allocation of the Special Voting Shares.

2.1.4	Effect of the Transaction on shareholders’ agreements

On December 11, 2012, an agreement was entered into between Exor and CNH and such agreement was then published; this agreement provides for the obligation by Exor towards CNH to attend and favorably vote at any shareholders’ meeting of Fiat Industrial called to resolve upon the Transaction.

On the basis of the publicly available information, it is, therefore, assumed that the Transaction may not have an impact on such agreement.

83

2.2	RATIONALE OF THE TRANSACTION

The main objective of the Transaction is to simplify the Fiat Industrial Group’s capital structure by creating a single class of liquid stock listed on the NYSE and subsequently on the MTA. The board of directors of Fiat Industrial expects the following benefits from the Transaction:

•	create a single class liquid stock listed on the NYSE and the MTA;

•	build a true peer to the major North American-based capital goods companies in both scale and capital market appeal;

•	increase liquidity and attract new capital goods-focused investor base and analyst coverage in the US;

•	capitalize on scarcity value deriving from being the only significant agricultural equipment player listed in Europe;

•	eliminate CNH illiquidity discount and achieve, over time, a valuation more in line with global capital goods peers;

•	improve credit profile and access a broader liquidity pool.

From a strategic and operational perspective, the Transaction will enable full integration of the businesses pertaining to Fiat Industrial, which – once combined – shall represent the third-largest capital goods group in the world by equipment sales, consisting of CNH’s agricultural and construction equipment operations, Iveco trucks and commercial vehicles business and FPT Industrial’s broad variety of powertrain applications. The board of directors of Fiat Industrial believes that, as a result of the Mergers, the full integration of the businesses would facilitate unrestricted access to the group’s know-how and the achievement of other benefits, among which:

•	CNH will secure full access to FPT Industrial engine know-how;

•

the Mergers may create opportunities for the regional consolidation of Financial Services platforms and the common development of new infrastructures in developing markets; by sharing resources, IT platforms, and leveraging a larger scale of operations the companies of the Group will be able to more efficiently use their resources and will be more attractive to funding partners in developing markets;

•

the Group will be able to acquire greater scale and fully leverage synergies in key emerging markets such as China, Brazil, and Argentina, translating into a more effective local execution in these countries.

Finally, the Transaction is expected to increase the Group’s flexibility to pursue strategic transactions and reward long-term shareholding.

2.3	PUBLICLY AVAILABLE DOCUMENTS

The following documents are available for inspection at the offices of Fiat Industrial in Turin, Via Nizza 250 for the persons provided for by law, on Fiat Industrial website (www.fiatindustrial.com) and are published in accordance with the applicable laws and regulations:

(i)	this Information Document;

(ii)	the FI Merger Plan (together with all the relevant annexes), pursuant to article 2501-ter of the Italian Civil Code and article 6 of the Legislative Decree 108;

84

(iii)	the report of the board of directors of Fiat Industrial prepared pursuant to article 2501-quinquies of the Italian Civil Code, article 8 of the Legislative Decree 108 and article 70 of the Issuers’ Regulation;

(iv)	the explanatory notes prepared by the board of directors of NewCo;

(v)	the merger accounts of Fiat Industrial as of December 31, 2012 and the merger accounts of NewCo as of February 28, 2013, pursuant to article 2501-quater of the Italian Civil Code and Section 2:314 of the Dutch Civil Code;

(vi)	the expert report prepared by RE&Y for the benefit of Fiat Industrial pursuant to article 2501-sexies of the Italian Civil Code and article 9 of the Legislative Decree 108 and the expert report prepared by BDO Audit & Assurance B.V. for the benefit of NewCo, pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Civil Code on the FI Exchange Ratio for Fiat Industrial shares;

(vii)	the 2010, 2011 and 2012 yearly financial statements of Fiat Industrial, together with the relevant reports attached thereto; with regard to NewCo, no financial statements are made available in the light of the fact that the first financial year is not closed yet.

In addition to the above and taking into account the overall Transaction, the following documents are published through Fiat Industrial website (www.fiatindustrial.com):

(i)	the CNH Merger Plan;

(ii)	the expert report prepared by Mazars to the benefit of CNH and the expert report prepared by BDO Audit & Assurance B.V. to the benefit of NewCo pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Civil Code on the CNH Exchange Ratio;

(iii)	the merger accounts of CNH as of December 31, 2102 pursuant to Section 2:314 of the Dutch Civil Code;

(iv)	the 2010, 2011 and 2012 yearly financial statements of CNH, together with the relevant reports attached thereto.

85

3.	SIGNIFICANT EFFECTS OF THE TRANSACTION

3.1	SIGNIFICANT EFFECTS OF THE TRANSACTION ON THE GROUP AND ITS BUSINESS ACTIVITIES

As of the date of this Information Document, there are two distinct equity securities for Fiat Industrial and CNH which are listed on separate markets. This structure is cumbersome and has resulted in both CNH and Fiat Industrial stock trading at a discount to peer firms headquartered and listed in the United States. This discount increases the cost of capital (both debt and equity) for both Fiat Industrial and CNH, placing both companies at a competitive disadvantage to other large global capital goods companies. This structure has also constrained the Group’s ability to use equity to capture strategic opportunities.

As a result of the Transaction, CNH and Fiat Industrial will merge into the same company, NewCo, and will trade under a single stock currency listed in the United States and in Italy. The board of directors of Fiat Industrial believes that this single stock listing will result in the gradual elimination of the trading discounts and expects the following results from the Transaction:

•	the single stock will improve float and liquidity on the NYSE, creating a true peer to the major North American capital goods companies;

•	the illiquidity discount of CNH stock will be eliminated and a valuation multiple more in line with U.S. capital goods peers will be achieved;

•	access to a broader, capital-goods-focused investor base and to deeper analyst coverage will be attained;

•	potential for access to a broader European investor base and analyst coverage by introducing a Borsa Italiana listing will be created;

•	the all-stock combination may have a neutral to slightly positive effect on ratings for the new combined entity (currently, Moody’s rates CNH one notch lower than Fiat Industrial); and

•	there will be an increased flexibility to pursue strategic transactions using the new combined company’s stock.

In the light of these expected benefits, the board of directors of Fiat Industrial believes that the Transaction, and the resulting unification of Fiat Industrial and CNH under a single stock currency, will give the Group broader access to capital, decrease the cost of capital for the Group and give the Group more opportunities to pursue strategic transactions.

In addition, pursuant to the Merger Agreement, upon the closing of the Transaction, shareholders of Fiat Industrial and CNH may elect to receive Special Voting Shares entitling the holder to an additional vote. Shareholders who make this election will have their common shares removed from the regular shareholder’s register and registered in a special segment of NewCo shareholders’ register (i.e., Loyalty Register) and will be granted additional voting instruments in the form of special voting shares.

As far as operational and strategic synergies are concerned, although the Group already operates on an integrated basis, and cost savings, if any, are expected to be very modest, there are some benefits that the board of directors of Fiat Industrial believes will result from the full combination of the entities:

•	CNH will be ensured full access to the results of FPT Industrial’s cutting-edge engine knowledge and technical expertise and to its industrial capabilities;

86

•

the Mergers may also create opportunities for the regional consolidation of financial service business platforms and the common development of new infrastructures in developing markets; by sharing resources, IT platforms, and leveraging a larger scale of operations, the CNH and Iveco financial services companies will be able to more efficiently use their resources and will be more attractive to funding partners in developing markets;

•

the board of directors of Fiat Industrial believes that, as a result of the Mergers, the Group will be able to more fully leverage synergies in key emerging markets such as China, Brazil and Argentina, which will result in a more effective local execution in these countries.

3.2	EXPECTED IMPACTS OF THE TRANSACTION ON COMMERCIAL AND FINANCIAL RELATIONSHIPS BETWEEN GROUP COMPANIES AND THE PROVISION OF CENTRALIZED SERVICES

The Transaction will not result in any significant variations in the commercial or financial relationships between Group companies or the provision of centralized services.

87

4.	FINANCIAL INFORMATION FOR FIAT INDUSTRIAL AND CNH, AS ABSORBED COMPANIES

The following Section contains a presentation of the consolidated statements of:

(i)	income, comprehensive income, financial position and cash flows for the year ended December 31, 2012 and 2011 for Fiat Industrial Group (see Section 4.1);

(ii)	income, comprehensive income, financial position and cash flows for the year ended December 31, 2012 and 2011 for CNH Group (see Section 4.3).

Comments on the consolidated financial information referred to above should be read in conjunction with the related annual financial statements and notes.

The annual financial statements were prepared in accordance with the IFRS.

For Fiat Industrial, the consolidated financial statements for the year ended December 31, 2012 and 2011 were subject to a full audit by Reconta Ernst & Young S.p.A.

Similar audit activity was carried out by the same audit firm Ernst & Young, in relation to CNH Global Group, being a significant part of Fiat Industrial Group, in connection with the above mentioned full audit of Fiat Industrial consolidated financial statements.

In addition, in compliance to local Dutch requirements, the consolidated financial statements for the year ended December 31, 2012 and 2011 of CNH Global were subject to a full audit by Ernst & Young Accountants LLP.

88

4.1	CONSOLIDATED FINANCIAL STATEMENTS FOR FIAT INDUSTRIAL GROUP FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

4.1.1	Fiat Industrial Group – Consolidated Income Statement for the years ended December 31, 2012 and 2011

(€ million)	2012	2011
Net revenues	25,785	24,289
Cost of sales	20,925	20,038
Selling, general and administrative costs	2,183	2,002
Research and development costs	560	505
Other income/(expenses)	(38)	(58)

TRADING PROFIT/(LOSS)	2,079	1,686

Gains/(losses) on the disposal of investments	(38)	26
Restructuring costs	166	95
Other unusual income/(expenses)	(13)	12

OPERATING PROFIT/(LOSS)	1,862	1,629

Financial income/(expenses)	(458)	(546)
Result from investments:	81	86
Share of the profit/(loss) of investees accounted for using the equity method	86	97
Other income/(expenses) from investments	(5)	(11)

PROFIT/(LOSS) BEFORE TAXES	1,485	1,169

Income taxes	564	468

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	921	701

Profit/(loss) from discontinued operations	—	—

PROFIT/(LOSS)	921	701

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	810	624
Non-controlling interests	111	77

89

4.1.2	Fiat Industrial Group – Consolidated Statement of Comprehensive Income for the years ended December 31, 2012 and 2011

(€ million)	2012	2011

PROFIT/(LOSS) (A)	921	701

Gains/(losses) on cash flow hedges	45	(43)
Gains/(losses) on fair value of available-for-sale financial assets	—	—
Gains/(losses) on exchange differences on translating foreign operations	(225)	(66)
Share of Other comprehensive income/(loss) of entities accounted for under the equity method	(47)	21
Income tax related to components of Other comprehensive income/(loss)	(10)	6

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B)	(237)	(82)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)	684	619

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	591	549
Non-controlling interests	93	70

90

4.1.3	Fiat Industrial Group – Consolidated Statement of Financial Position for the years ended December 31, 2012 and 2011

(€ million)	At December 31, 2012	At December 31, 2011
ASSETS
Intangible assets	4,174	3,909
Property, plant and equipment	4,572	4,177
Investments and other financial assets	531	666
Investments accounted for using the equity method	464	614
Other investments and financial assets	67	52
Leased assets	622	558
Defined benefit plan assets	256	215
Deferred tax assets	1,086	1,167

Total Non-Current assets	11,241	10,692

Inventories	4,843	4,865
Trade receivables	1,436	1,562
Receivables from financing activities	15,237	13,946
Current tax receivables	302	685
Other current assets	1,117	1,053
Current financial assets:	125	186
Current securities	4	68
Other financial assets	121	118
Cash and cash equivalents	4,611	5,639

Total Current assets	27,671	27,936

Assets held for sale	25	15

TOTAL ASSETS	38,937	38,643

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	4,935	4,555
Non-controlling interests	787	856

Total Equity:	5,722	5,411

Provisions:	4,589	4,540
Employee benefits	1,941	2,070
Other provisions	2,648	2,470
Debt:	20,633	20,217
Asset-backed financing	9,708	9,479
Other debt	10,925	10,738
Other financial liabilities	97	157
Trade payables	4,843	5,052
Current taxes payable	217	660
Deferred tax liabilities	170	111
Other current liabilities	2,666	2,495
Liabilities held for sale	—	—

Total Liabilities	33,215	33,232

TOTAL EQUITY AND LIABILITIES	38,937	38,643

91

4.1.4	Fiat Industrial Group – Consolidated Statement of Cash Flows for the years ended December 31, 2012 and 2011

(€ million)	2012	2011
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,639	3,686

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR:
Profit/(loss)	921	701
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	719	666
(Gains)/losses on disposal of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)	(8)	(1)
Investments	38	(26)
Other non-cash items	192	289
Dividends received	80	57
Change in provisions	73	178
Change in deferred income taxes	103	101
Changes in item due to buy-back commitments	(117)	40
Changes in operating lease item	(89)	(12)
Change in working capital	(214)	333

TOTAL	1,698	2,326

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(1,349)	(993)
Consolidated subsidiaries, net of cash acquired	—	(99)
Other equity investments	(4)	(5)
Proceeds from the sale of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)	32	10
Other investments	44	1
Net change in receivables from financing activities	(1,749)	(1,152)
Change in other current securities	61	(47)
Other changes	(9)	19

TOTAL	(2,974)	(2,266)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	584	2,557
Issuance of other medium-term borrowings	2,113	1,974
Repayment of medium-term borrowings	(1,791)	(1,231)
Net change in other financial payables and other financial assets/liabilities	(109)	(1,429)
Capital increase	10	—
Dividends paid	(480)	(8)
(Purchase)/sale of ownership interests in subsidiaries	—	(1)

TOTAL	327	1,862

Translation exchange differences	(79)	31

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,028)	1,953

F) CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4,611	5,639

92

4.1.5	Notes to the principal line items in the Fiat Industrial Group 2012 consolidated financial statements

Net revenues

(€ million)	2012	2011	% change
Agricultural and Construction Equipment (CNH)	16,056	13,896	15.5
Trucks and Commercial Vehicles (Iveco)	8,924	9,562	–6.7
FPT Industrial	2,933	3,220	–8.9
Eliminations and Other	(2,128)	(2,389)	—

Total for the Group	25,785	24,289	6.2

The Group reported 2012 revenues up 6.2% to €25,785 million, with continued robust performance for CNH more than compensating for weaker trading conditions in other businesses. CNH reported substantial growth in the Agricultural Equipment business driven by increased volumes, positive net pricing, and favorable product mix. Iveco posted a decline in deliveries, reflecting a further deterioration in economic conditions in several major European markets and weaker demand in Latin America. For FPT Industrial, sales volumes were down as a result of the contraction in demand for diesel engines for on-road applications.

Agricultural and Construction Equipment

CNH had revenues of €16,056 million for the year, up 15.5% over 2011 (+6.7% in US dollar terms), as solid global demand for Agricultural Equipment more than offset the negative effects of more difficult trading conditions in the Construction Equipment segment. By geographic area, revenues for both Agricultural and Construction Equipment were as follows: 44% North America, 31% Europe, Africa, Middle East and the Commonwealth of Independent States (EAME & CIS), 15% Latin America, and 10% Asia Pacific (APAC) markets.

Net sales for the Agricultural Equipment business were up 20% over 2011 (+10% in US dollar terms), driven by increased volumes, positive net pricing, and favorable product mix. All geographic regions reported revenue increases on a constant currency basis.

For the Construction Equipment business, net sales increased 6%; in US dollar terms sales decreased 3%, as modest industry recovery in North America and Eastern Europe did not offset the continued slowdown in demand in other regions.

Worldwide Agricultural Equipment market share performance was in line with the market for both tractors and combines.

CNH’s worldwide Construction Equipment market share was stable, with gains in Latin America.

Trucks and Commercial Vehicles

Iveco posted full-year revenues of €8,924 million, a 6.7% decrease over the prior year. Volume declines, attributable to further deterioration in economic conditions in several major European markets and weaker demand in Latin America, were partially offset by a more favorable product mix.

A total of 137,028 vehicles (including buses and special vehicles) were delivered during the year, representing a 10.7% decrease versus 2011. Volumes were lower in all segments, with deliveries of light vehicles down 11.8%, medium down 21.6% and heavy down 6.0%. In Western Europe, Iveco delivered a total of 69,414 vehicles (-21.1%), with declines registered in

93

all major markets: Germany -16.1%, France -17.7%, Spain -24.3%, Italy -37.1% and the UK -15.3%. In Latin America, deliveries were down 21.8%. In Eastern Europe, performance ran counter to the trend in Western Europe with deliveries up 21.9% over the prior year. In Rest of World markets, Iveco posted a 36.4% year-over-year increase.

The Western European truck market (GVW ≥3.5 tons) contracted 7.4% in 2012, with trading conditions deteriorating throughout the year. Southern Europe experienced the largest decrease with the gap between Northern and Southern European markets continuing to widen. Iveco’s estimated market share in Western Europe (GVW ≥3.5 tons) was 11.3%, representing a 0.8 percentage point decrease versus 2011. Although overall share in Italy was up 2.1 percentage points to 33.1%, the gain was not sufficient to offset share losses in other major markets. In the light segment, share was down 1.3 percentage points to 11.7% (-0.7 p.p. assuming comparable market mix), primarily due to the crisis in the construction sector and the continuing shift in demand toward car-based models. In the medium segment, Iveco’s overall share was down 0.8 percentage points to 22.8% (-0.1 p.p. assuming comparable market mix), despite gains being achieved in several markets. Share of the European heavy segment was up 0.2 percentage points to 7.5% (+0.8 p.p. assuming comparable market mix) on the back of positive performance across markets.

In Latin America, demand for trucks (GVW ≥3.5 tons) was down 14.3%. Iveco registered an 11.6% share (+0.1 p.p. versus 2011) and strengthened its leadership in the light segment in Brazil, with share up 5.3 percentage points to 25.6%.

FPT Industrial

FPT Industrial reported 2012 revenues of €2,933 million, down 8.9% over the prior year due to lower volumes to both Group companies and external customers. For 2012, sales to external customers accounted for 34% of total revenues, up from 33% in 2011.

A total of 476,786 engines were sold during the year, down 15% over 2011. By major customer, 31% of engines were supplied to Iveco, 27% to CNH and the remaining 42% to external customers (including Sevel, the Fiat JV for light commercial vehicles, which accounted for 24%). In addition, FPT Industrial delivered 64,154 transmissions (-14% year-over-year) and 154,958 axles (-9%).

Trading profit/(loss)

(€ million)	2012	2011	Change
Agricultural and Construction Equipment (CNH)	1,566	1,154	412
Trucks and Commercial Vehicles (Iveco)	469	490	–21
FPT Industrial	142	107	35
Eliminations and Other	(98)	(65)	–33

Total for the Group	2,079	1,686	393

Trading margin (%)	8.1	6.9

Trading profit came in at €2,079 million for full-year 2012, an increase of €393 million (+23.3%) over €1,686 million in 2011. Group trading margin was higher at 8.1% (6.9% for 2011), with both CNH and FPT Industrial posting strong gains and Iveco maintaining a comparable trading margin despite the decrease in delivery volumes.

Agricultural and Construction Equipment

CNH recorded a strong performance, with trading profit increasing 36% to €1,566 million for the year (€1,154 million for 2011) and trading margin at 9.8% (8.3% for 2011). Increased volumes and positive net pricing in both businesses compensated for increases in SG&A expenditures and R&D expense, primarily related to significant investments in new products and Tier 4 engine emissions compliance programs.

94

Trucks and Commercial Vehicles

Iveco closed the year with a trading profit of €469 million (€490 million for 2011). The decrease over the prior year, which was primarily attributable to lower volumes, was largely offset by benefits deriving from cost reduction measures. Trading margin was slightly up over the prior year at 5.3% (5.1% for 2011).

FPT Industrial

FPT Industrial reported trading profit of €142 million, compared with €107 million for 2011. Despite the contraction in volumes, there was a significant improvement in trading margin (+1.5 p.p. to 4.8%) resulting from efficiencies achieved during the year and the absence of the one-off costs recognized in 2011 in relation to production start-ups.

Operating profit/(loss)

Operating profit was €1,862 million for the year, an increase of €233 million over 2011 (€1,629 million). The €393 million increase in trading profit was partially offset by higher net unusual expenses (€217 million versus €57 million for 2011).

Net losses on disposals totaled €38 million for 2012 and primarily related to the effects of the termination of the strategic alliance with Kobelco. For 2011, there was a net gain of €26 million, of which €25 million related to the accounting effects of acquisition of the remaining 50% in the joint venture L&T – Case Equipment Private Limited.

Restructuring costs totaled €166 million, compared with €95 million in 2011. For both years, those costs mainly related to the Trucks and Commercial Vehicles sector. In 2011, restructuring costs recognized by Iveco were principally related to the closure of two bus assembly plants (one in Spain and the other in Italy). In 2012, those costs were essentially attributable to the reorganization of Iveco’s manufacturing activities in Europe – specifically, concentration of heavy truck production at the plant in Madrid (which already produced heavy trucks) and termination of those activities in Ulm. At the same time, production of fire-fighting equipment at four other European plants, where it was the sole activity, was transferred to Ulm.

Other unusual expense (net) of €13 million, mainly reflected costs for the rationalization of strategic suppliers. In 2011, there was other unusual income of €12 million, mainly arising from the release to income of a provision for risks no longer existing in connection with a minor investee.

Profit/(loss) for the year

Net financial expense totaled €458 million, compared with €546 million for 2011. The improvement was primarily attributable to a reduction in funding costs and lower foreign exchange losses.

Result from investments totaled €81 million, slightly down from €86 million for 2011 mainly due to lower earnings for joint venture companies.

Profit before taxes was €1,485 million, compared with €1,169 million for 2011. The increase primarily reflects the €233 million improvement in operating profit and the €88 million decrease in net financial expense.

95

Income taxes totaled €564 million (€468 million for 2011) and mainly related to taxable income of companies operating outside Italy. The effective tax rate of 38% (36% excluding current and deferred IRAP) was in line with expectations.

Net profit was €921 million, up 31% over the €701 million profit for 2011.

Profit attributable to owners of the parent was €810 million (€624 million for 2011).

Statement of Financial Position for Fiat Industrial Group at December 31, 2012

At December 31, 2012, total assets amounted to €38,937 million, increasing €294 million from the €38,643 million figure at year-end 2011. Non-current assets totaled €11,241 million, an increase of €549 million over year-end 2011, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets decreased €265 million to €27,671 million at year-end 2012. The decrease was primarily attributable to a €1,092 million reduction in liquidity and lower current tax receivables, which were partially offset by an increase in receivables from financing activities.

Receivables from financing activities totaled €15,237 million at December 31, 2012, representing an increase of €1,291 million over year-end 2011. Net of currency translation differences and write-downs, there was a €1,584 million increase principally relating to the increase in financing provided to CNH customers in the U.S., Iveco dealers in Europe and CNH dealers in the U.S. and Brazil.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was a positive €875 million, representing a €76 million increase for the year.

(€ million)		At December 31, 2012	At December 31, 2011	Change
Inventory	(a)	4,673	4,723	(50)
Trade receivables		1,436	1,562	(126)
Trade payables		(4,843)	(5,052)	209
Net current taxes receivable/(payable) & other current receivables/(payables)	(b)	(391)	(434)	43

Working capital		875	799	76

(a)	Inventory is reported net of vehicles held for sale by Iveco that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement
(b)	Other current payables, included under current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of future lease installments and any advances received. That value – which, at the contract date, is equal to the difference between the initial sale price and the buy-back price – is recognized on a straight-line basis over the contract period.

At December 31, 2012, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse – and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39 – totaled €763 million (€980 million at December 31, 2011).

Working capital increased €214 million over the year (on a comparable scope of operations and at constant exchange rates), principally due to the slowdown in business activity for Iveco in Latin America and Europe.

96

At December 31, 2012, consolidated net debt totaled €15,994 million, up €1,445 million over the €14,549 million figure at December 31, 2011. Excluding positive currency translation differences of approximately €258 million, cash from operating activities was more than offset by increases in the loan portfolios of the financial services companies, as well as capital expenditure and dividend distributions during the year.

(€ million)	At December 31, 2012	At December 31, 2011	Change
Debt:
Asset-backed financing	(9,708)	(9,479)	(229)
Other debt	(10,925)	(10,738)	(187)

Total Debt	(20,633)	(20,217)	(416)

Other financial assets	121	118	3
Other financial liabilities	(97)	(157)	60
Current securities	4	68	(64)
Cash and cash equivalents	4,611	5,639	(1,028)

Net (debt)/cash	(15,994)	(14,549)	(1,445)

of which: Industrial Activities	(1,642)	(1,239)	(403)
of which: Financial Services	(14,352)	(13,310)	(1,042)

Cash, cash equivalents and current securities	4,615	5,707	(1,092)
Undrawn committed credit lines	1,591	1,588	3

Available liquidity	6,206	7,295	(1,089)

Debt for the Group increased €416 million during 2012 (increase of 798 million at constant exchange rates), mainly reflecting an increase of €229 million in asset-backed financing and US$750 million in new bond issues, increased utilization of available credit lines and new medium/long-term bank financing. Those increases were partially offset by the repayment by Iveco Capital to Barclays Group of debt outstanding at year-end 2011.

At December 31, 2012, liquidity totaled approximately €4.6 billion (down €1.1 billion over the €5.7 billion at year-end 2011). Total available liquidity (including €1.6 billion in undrawn committed facilities at year-end 2012 and 2011) decreased €1.1 billion to €6.2 billion, mainly as a result of cash utilization related to refinancing needs and portfolio growth for financial services, as well as capital expenditure and dividend payments. Cash flow from operations was partially offset by the increase in working capital.

Cash and cash equivalents included cash with a pre-determined use of €670 million (€728 million at December 31, 2011), primarily associated with servicing of securitization vehicles (included under asset-backed financing).

4.2	AUDIT OF FINANCIAL INFORMATION RELATING TO PRIOR YEARS

The 2012 and 2011 Fiat Industrial consolidated financial statements were subject to a full audit by Reconta Ernst & Young S.p.A., which issued an unqualified opinion on February 25, 2013 and February 27, 2012, respectively.

97

4.3	CONSOLIDATED FINANCIAL INFORMATION FOR CNH GROUP FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

4.3.1	CNH Group – Consolidated Income Statement for the years ended December 31, 2012 and 2011 (prepared in accordance with IFRS)

(US$ million)	2012	2011
Net revenues	20,629	19,341
Cost of sales	16,443	15,671
Selling, general and administrative costs	1,697	1,623
Research and development costs	429	396
Other income/(expenses)	(48)	(45)

TRADING PROFIT/(LOSS)	2,012	1,606

Gains/(losses) on the disposal of investments	(42)	35
Restructuring costs	(1)	(3)

OPERATING PROFIT/(LOSS)	1,971	1,644

Financial income/(expenses)	(258)	(322)
Result from investments:	105	118
Share of the profit/(loss) of investees accounted for using the equity method	105	118
Other income/(expenses) from investments	—	—

PROFIT/(LOSS) BEFORE TAXES	1,818	1,440

Income taxes	527	417

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	1,291	1,023

Profit/(loss) from discontinued operations	—	—

PROFIT/(LOSS)	1,291	1,023

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	1,301	1,038
Non-controlling interests	(10)	(15)

98

4.3.2	CNH Group – Consolidated Statement of Comprehensive Income for the years ended December 31, 2012 and 2011 (prepared in accordance with IFRS)

(US$ million)	2012	2011
PROFIT/(LOSS) (A)	1,291	1,023

Gains/(losses) on cash flow hedges	41	(57)
Gains/(losses) on fair value of available-for-sale financial assets	—	—
Gains/(losses) on exchange differences on translating foreign operations	(117)	(400)
Change in non-controlling interest due to change in ownership	—	(2)
Income tax relating to components of Other comprehensive income/(loss)	(9)	11

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B)	(85)	(448)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)	1,206	575

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	1,216	597
Non-controlling interests	(10)	(22)

99

4.3.3	CNH Group – Consolidated Statement of Financial Position for the years ended December 31, 2012 and 2011 (prepared in accordance with IFRS)

(US$ million)	At December 31, 2012	At December 31, 2011
ASSETS
Intangible assets	3,867	3,638
Property, plant and equipment	2,210	1,921
Investments and other financial assets	350	509
Investments accounted for using the equity method	345	504
Other investments and financial assets	5	5
Leased assets	767	666
Defined benefit plan assets	336	278
Deferred tax assets	682	725

Total Non-Current assets	8,212	7,737

Inventories	3,772	3,706
Trade receivables	313	445
Receivables from financing activities	15,550	13,784
Current tax receivables	341	878
Other current assets	763	765
Current financial assets:	144	200
Current securities	5	88
Other financial assets	139	112
Cash and cash equivalents	2,887	2,989
Deposits in Fiat Industrial subsidiaries’ cash management pools	4,232	4,116

Total Current assets	28,002	26,883

Assets held for sale	10	11

TOTAL ASSETS	36,224	34,631

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,434	8,517
Non-controlling interests	70	71

Equity:	7,504	8,588

Provisions:	3,955	3,799
Employee benefits	1,909	1,932
Other provisions	2,046	1,867
Debt:	18,077	17,287
Asset-backed financing	11,370	11,047
Other debt	6,707	6,240
Other financial liabilities	84	120
Dividend payable	2,119	—
Trade payables	3,045	3,071
Current tax payables	257	768
Deferred tax liabilities	139	120
Other current liabilities	1,044	878
Liabilities held for sale	—	—

Total Liabilities	28,720	26,043

TOTAL EQUITY AND LIABILITIES	36,224	34,631

100

4.3.4	CNH Group – Consolidated Statement of Cash Flows for the years ended December 31, 2012 and 2011 (prepared in accordance with IFRS)

(US$ million)	2012	2011
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,989	4,500

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR:
Profit/(loss)	1,291	1,023
Amortization and depreciation (excluding operating leases)	449	406
(Gains)/losses on disposal of:
Property, plant and equipment and intangible assets	8	3
Investments	42	(35)
Share-based payment expense	59	63
Other non-cash items	2	98
Dividends received	78	57
Change in provisions	84	217
Change in deferred income taxes	43	159
Change in operating lease items	(112)	(43)
Change in working capital	135	(134)

TOTAL	2,079	1,814

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (excluding operating leases)	(974)	(687)
Consolidated subsidiaries, net of cash acquired	—	(62)
Proceeds from the sale of:
Property, plant and equipment and intangible assets and investments	78	19
Change in Deposits in Fiat Industrial subsidiaries’ cash management pools	(57)	(2,419)
Net change in receivables from financing activities	(1,918)	(909)
Change in other current securities	79	(66)
Other changes	27	(66)

TOTAL	(2,765)	(4,190)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	743	497
Net change in other financial payables and other financial assets/liabilities	47	411
Capital increase	81	34
Dividends paid	(261)	(1)
(Purchase)/sale of interests in subsidiaries	—	(2)

TOTAL	610	939

Translation exchange differences	(26)	(74)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(102)	(1,511)

F) CASH AND CASH EQUIVALENTS AT END OF THE YEAR	2,887	2,989

101

4.3.5	Notes to the principal line items in the CNH Group 2012 consolidated financial statements prepared in accordance with IFRS

Net revenues

Total consolidated revenues were US$20,629 million in 2012, an increase of US$1,288 million, or 6.7%, from 2011. The increase was primarily due to higher volume and mix as well as net pricing on equipment sales. Partially offsetting the increase in revenues was the negative impact of foreign currency fluctuations on equipment sales of approximately 4.5% and a decrease in Financial Services revenues primarily due to a decrease in benchmark interest rates, partially offset by a higher average portfolio.

Net sales of equipment increased in all regions in 2012 compared to 2011. The geographical distribution of net sales of equipment during 2012 was approximately 44% North America, 31% EAME & CIS, 15% Latin America, and 10% APAC markets. Equipment net sales during 2012 were 81% agricultural equipment and 19% construction equipment, compared to 79% agricultural equipment and 21% construction equipment in 2011.

Agricultural equipment sales increased US$1,474 million, or 10.4%, to US$15,657 million. Excluding the negative impact of foreign currency fluctuations, agricultural equipment sales increased 14.8% and were favorable in all geographic regions. The increase in revenues was primarily driven by volume, mix and pricing.

Construction equipment sales decreased US$106 million, or 2.7%, to US$3,770 million. Excluding the negative impact of foreign currency fluctuations, construction equipment sales increased 2.1%. On a constant currency basis, construction equipment sales were favorable in the North America and Latin America regions but unfavorable in the APAC and EAME & CIS regions. The increase in revenues was primarily driven by pricing.

Trading profit/(loss)

CNH recorded a strong performance, with trading profit increasing 25% to US$2,012 million for the year (US$1,606 million for 2011) and trading margin at 9.8% (8.3% for 2011). Increased volumes and positive net pricing in both businesses compensated for increases in SG&A expenditures and R&D expense, primarily related to significant investments in new products and Tier 4 engine emissions compliance programs.

Operating profit/(loss)

CNH Group closed 2012 with an operating profit of US$1,971 million (US$1,644 million for 2011). The US$327 million increase reflects higher trading profit (+US$406 million) and higher net unusual expense totaling US$41 million (net unusual gain of US$38 million in 2011).

In particular, in 2012 CNH recorded a US$42 million loss due to the sale of the equity investment in Kobelco Construction Machinery Co., Ltd., a construction equipment joint venture in Japan. The gain recognized in the prior year of US$35 million primarily reflected the accounting effects of the acquisition of the remaining 50% in the joint venture L&T – Case Equipment Private Limited (renamed Case New Holland Construction Equipment India Private Limited).

For 2012, there was a net restructuring benefit of US$1 million (US$3 million in 2011).

Profit/(loss) for the year

Net financial expense was US$258 million for 2012, compared to US$322 million for 2011: the reduction in net financial charges is primarily attributable to lower interest rate levels.

102

Result from investments totaled US$105 million for 2012, down from US$118 million for 2011 primarily reflecting the decrease in earnings for Türk Traktör, a Turkey-based joint venture, and Al-Ghazi, a Pakistan-based joint venture.

Profit before tax was US$1,818 million, up over the US$1,440 million profit for 2011. The increase reflects the higher operating result (+US$327 million) and a US$64 million reduction in net financial expense, partially compensated by lower investment income (-US$13 million).

Income taxes totaled US$527 million (US$417 million for 2011), with the increase primarily attributable to higher taxable income. The effective tax rate was 29% in both 2012 and 2011.

Net profit was US$1,291 million, up significantly over the US$1,023 million profit for 2011.

Profit attributable to owners of the parent was US$1,301 million (US$1,038 million for 2011).

Statement of Financial Position for CNH Group at December 31, 2012

At December 31, 2012, total assets amounted to US$36,224 million, increasing US$1,593 million from the US$34,631 million figure at December 31, 2011.

Non-current assets totaled US$8,212 million, an increase of US$475 million over December 31, 2011, primarily attributable to investments for the period (net of accumulated depreciation).

Current assets totaled US$28,002 million. The US$1,119 million increase was primarily due to the growth in receivables from financing activities.

Receivables from financing activities totaled US$15,550 million at December 31, 2012, an increase of US$1,766 million over December 31, 2011 (net of currency translation differences and write-downs, the increase was US$ 1,836 million), principally related to growth in financing by CNH to the dealer network and retail customers in North America.

Working capital (net of items relating to equipment no longer subject to lease agreements and held in inventory) was a positive US$783 million, representing a US$237 million decrease over December 31, 2011.

(US$ million)			At December 31, 2012	At December 31, 2011	Change
Inventory	(a	)	3,712	3,649	63
Trade receivables			313	445	(132)
Trade payables			(3,045)	(3,071)	26
Net current taxes receivable/(payable) & other current receivables/(payables)			(197)	(3)	(194)

Working capital			783	1,020	(237)

(a)	Inventory is reported net of equipment held for sale returned following expiry of a lease agreement

At December 31, 2012, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse – and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39 – totaled US$181 million (US$172 million at December 31, 2011).

During 2012, working capital decreased US$135 million (on a comparable scope of operations and at constant exchange rates).

At December 31, 2012, consolidated net debt totaled US$10,898 million, a US$796 increase compared to US$10,102 million figure at December 31, 2011. There were positive currency translation differences totaling US$ 94 million.

103

(US$ million)	At December 31, 2012	At December 31, 2011	Change
Debt:
Asset-backed financing	(11,370)	(11,047)	(323)
Other debt	(6,707)	(6,240)	(467)

Debt	(18,077)	(17,287)	(790)

Other financial assets	139	112	27
Other financial liabilities	(84)	(120)	36
Current securities	5	88	(83)
Cash and cash equivalents	2,887	2,989	(102)
Cash on deposit with Fiat Industrial Group treasury companies	4,232	4,116	116

Net (debt)/cash	(10,898)	(10,102)	(796)

of which: Industrial Activities	2,964	2,464	500
of which: Financial Services	(13,862)	(12,566)	(1,296)

Debt for CNH Group increased US$790 million during 2012. The increase in Asset-backed financing was attributable to a higher level of financing provided to the dealer network and retail customers. The increase in Other debt reflected the issue of a new US$750 million note during the year, partially offset by a decrease in borrowings from banks and others.

At December 31, 2012, Cash and cash equivalents totaled US$2.9 billion, a reduction of approximately US$0.1 billion from the US$3.0 billion figure at the beginning of the year, while cash on deposit with Fiat Industrial Group’s treasury companies was slightly higher at US$4.2 billion.

Cash and cash equivalents included cash with a pre-determined use of US$884 million (US$941 million at December 31, 2011), primarily associated with servicing of securitization vehicles (included under asset-backed financing).

4.4	AUDIT OF FINANCIAL INFORMATION RELATING TO PRIOR YEARS

The 2012 and 2011 CNH Global consolidated financial statements prepared in accordance with IFRS were subject to a full audit by Ernst & Young in connection with the full audit of Fiat Industrial consolidated financial statements for the same years (refer to paragraph 4.2 for additional details).

In addition, in compliance to local Dutch requirements, the 2012 and 2011 CNH Global consolidated financial statements were subject to a full audit by Ernst & Young Accountants LLP, which issued an unqualified opinion on February 25, 2013 and April 2, 2012, respectively.

104

5.	PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION FOR FIAT INDUSTRIAL GROUP

The following Section contains a presentation of the pro-forma consolidated statements of income, comprehensive income, financial position and cash flows as at and for the year ended December 31, 2012 for Fiat Industrial Group (the “Pro-Forma Consolidated Financial Information”).

That information has been prepared, in accordance with the requirements of Consob Communication DEM/1052803 of July 5, 2001, to provide a retroactive illustration of the material effects of the merger transaction and related transactions on historic data already published by Fiat Industrial Group and, therefore, the pro-forma data assumes the Transaction took place on December 31, 2012, in relation to the impact on assets and liabilities, or January 1, 2012, in relation to the impact on profit and loss and cash flows.

The Transaction consists in the reorganization of existing legal entities, which does not give rise to any change of control, and acquisition, as a matter of fact, of the shares held by the minority shareholders in CNH Global N.V. in exchange for newly-issued shares in NewCo, which is currently held 100% by Fiat Industrial (the CNH Merger). The Transaction will also result in the FI Merger, consisting of the absorption of Fiat Industrial with and into NewCo.

As stated in Section 2.1.2.7, the Transaction is outside the scope of application of IFRS 3 – Business Combinations and, therefore, will be accounted for at the existing carrying amounts.

A more detailed description of the scope of the pro-forma consolidated financial information, the underlying assumptions and the pro-forma adjustments is provided in Section 5.1.5.

For a correct interpretation of the pro-forma consolidated information, the following should be taken into account:

(i)	as the pro-forma figures are based on a number of assumptions, they are not necessarily representative of the actual figures that would have resulted had the Transaction taken place on the dates assumed;

(ii)	the pro-forma adjustments represent the most significant direct impacts of the Transaction on the financial statements;

(iii)	the pro-forma figures are not forward-looking and should not in any way be considered a forecast of the future earnings performance or financial position of Fiat Industrial Group post the merger transaction;

(iv)	given that the purpose of the pro-forma consolidated information is different than that for the historic information published in the annual report and given the different methodologies applied in determining the pro-forma adjustments to the consolidated financial statements of Fiat Industrial Group, the pro-forma statement of financial position should be read and interpreted separately from the pro-forma statements of income, comprehensive income and cash flows. Any reconciliation between assets and liabilities and components of profit and loss and cash flow would not be meaningful.

The Pro-Forma Consolidated Financial Information presented in this document has been examined by the audit firm Reconta Ernst & Young S.p.A., which issued an opinion on June 21, 2013.

The Pro-Forma Consolidated Financial Information has been based on the Fiat Industrial Group consolidated financial statements at December 31, 2012, prepared in accordance with IFRS and audited by Reconta Ernst & Young S.p.A., which issued an opinion without qualification on February 25, 2013.

105

That Consolidated Pro-Forma Information includes:

•	historic data from Fiat Industrial Group’s consolidated financial statements for the year ended December 31, 2012;

•	pro-forma adjustments to the historic figures to reflect significant items related to the Transaction;

•	pro-forma consolidated data for Fiat Industrial Group as of December 31, 2012.

Unless otherwise indicated, figures are stated in millions of euros.

5.1	PRO-FORMA CONSOLIDATED STATEMENTS OF INCOME, COMPREHENSIVE INCOME, FINANCIAL POSITION AND CASH FLOWS

5.1.1	Fiat Industrial Group post Transaction – Pro-forma consolidated income statement

(€ million)	Fiat Industrial Group for the year ended Dec. 31, 2012 (A)	Pro-forma adjustments (B)	Pro-forma post- transaction (C=A+B)
Net revenues	25,785	—	25,785
Cost of sales	20,925	—	20,925
Selling, general and administrative costs	2,183	—	2,183
Research and development costs	560	—	560
Other income/(expenses)	(38)	—	(38)

TRADING PROFIT/(LOSS)	2,079	—	2,079

Gains/(losses) on the disposal of investments	(38)	—	(38)
Restructuring costs	166	—	166
Other unusual income/(expenses)	(13)	—	(13)

OPERATING PROFIT/(LOSS)	1,862	—	1,862

Financial income/(expenses)	(458)	(14)	(472)
Result from investments:	81	—	81
Share of the profit/(loss) of investees accounted for using the equity method	86	—	86
Other income/(expenses) from investments	(5)	—	(5)

PROFIT/(LOSS) BEFORE TAXES	1,485	(14)	1,471

Income taxes	564	(5)	559

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	921	(9)	912

Profit/(loss) from discontinued operations	—		—

PROFIT/(LOSS)	921	(9)	912

PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	810	118	928
Non-controlling interests	111	(127)	(16)

106

5.1.2	Fiat Industrial Group post Transaction – Pro-forma consolidated statement of comprehensive income

(€ million)	Fiat Industrial Group for the year ended Dec. 31, 2012 (A)	Pro-forma adjustments (B)	Pro-forma Post- Transaction (C=A+B)

PROFIT/(LOSS) (A)	921	(9)	912

Gains/(losses) on cash flow hedges	45	—	45
Gains/(losses) on fair value of available-for-sale financial assets	—	—	—
Gains/(losses) on exchange differences on translating foreign operations	(225)	—	(225)
Share of Other comprehensive income/(loss) of entities accounted for under the equity method	(47)	—	(47)
Income Tax related to components of Other comprehensive income/(loss)	(10)	—	(10)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B)	(237)	—	(237)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)	684	(9)	675

TOTAL COMPREHENSIVE INCOME/(LOSS)
ATTRIBUTABLE TO:
Owners of the parent	591	99	690
Non-controlling interests	93	(108)	(15)

107

5.1.3	Fiat Industrial Group post Transaction – Pro-forma consolidated statement of financial position

(€ million)	Fiat Industrial Group at Dec. 31, 2012 (A)	Pro-forma adjustments (B)	Pro-forma Post- Transaction (C=A+B)
ASSETS
Intangible assets	4,174	—	4,174
Property, plant and equipment	4,572	—	4,572
Investments and other financial assets:	531	—	531
Investments accounted for using the equity method	464	—	464
Other investments and financial assets	67	—	67
Leased assets	622	—	622
Defined benefit plan assets	256	—	256
Deferred tax assets	1,086	—	1,086

Total Non-current assets	11,241	—	11,241

Inventories	4,843	—	4,843
Trade receivables	1,436	—	1,436
Receivables from financing activities	15,237	—	15,237
Current tax receivables	302	—	302
Other current assets	1,117	—	1,117
Current financial assets:	125	—	125
Current securities	4	—	4
Other financial assets	121	—	121
Cash and cash equivalents	4,611	—	4,611

Total current assets	27,671	—	27,671

Assets held for sale	25	—	25

TOTAL ASSETS	38,937	—	38,937

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	4,935	708	5,643
Non-controlling interests	787	(708)	79

Equity:	5,722	—	5,722

Provisions:	4,589	—	4,589
Employee benefits	1,941	—	1,941
Other provisions	2,648	—	2,648
Debt:	20,633	—	20,633
Asset-backed financing	9,708	—	9,708
Other debt	10,925	—	10,925
Other financial liabilities	97	—	97
Trade payables	4,843	—	4,843
Current tax payables	217	—	217
Deferred tax liabilities	170	—	170
Other current liabilities	2,666	—	2,666
Liabilities held for sale	—	—	—

Total Liabilities	33,215		33,215

TOTAL EQUITY AND LIABILITIES	38,937	—	38,937

108

5.1.4	Fiat Industrial Group post Transaction – Pro-forma consolidated statement of cash flows

(€ million)	Fiat Industrial Group for the year ended Dec. 31, 2012 (A)	Pro-forma adjustments (B)	Pro-forma Post- Transaction (C=A+B)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,639	—	5,639

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR:
Profit/(loss)	921	(9)	912
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	719	—	719
(Gains)/losses on disposal of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)	(8)	—	(8)
Investments	38	—	38
Other non-cash items	192	—	192
Dividends received	80	—	80
Change in provisions	73	—	73
Change in deferred income taxes	103	—	103
Changes in item due to buy-back commitments	(117)	—	(117)
Changes in operating lease items	(89)	—	(89)
Change in working capital	(214)	—	(214)

TOTAL	1,698	(9)	1,689

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(1.349)	—	(1.349)
Other equity investments	(4)	—	(4)
Proceeds from the sale of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)	32	—	32
Other investments	44	—	44
Net change in receivables from financing activities	(1,749)	—	(1,749)
Change in other current securities	61	—	61
Other changes	(9)	—	(9)

TOTAL	(2,974)	—	(2,974)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	584	—	584
Issuance of other medium-term borrowings	2.113	—	2.113
Repayment of other medium-term borrowings	(1,791)	—	(1,791)
Net change in other financial payables and other financial assets/liabilities	(109)	—	(109)
Capital increase	10	—	10
Dividends paid	(480)	—	(480)

TOTAL	327	—	327

Translation exchange differences	(79)	—	(79)
Pro-forma adjustments not included in the pro-forma consolidated statement of financial position as of December 31, 2012	—	9	9

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,028)	—	(1,028)

F) CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4,611	—	4,611

109

5.1.5	Notes to the Pro-Forma Consolidated Financial Information

The accounting principles applied for the pro-forma adjustments and pro-forma financial information are consistent with those used for the Fiat Industrial Group consolidated financial statements for the year ended December 31, 2012.

Furthermore, as the Transaction represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3. As such, assets and liabilities included in the Pro-Forma Consolidated Financial Information are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial Group prior to the merger transaction.

The Transaction involves entities already within the scope of operations of Fiat Industrial Group at December 31, 2012. As such, the scope of operations applied for the Pro-Forma Consolidated Financial Information is identical to that applied for the Fiat Industrial Group consolidated financial statements for the year ended December 31, 2012.

Principal assumptions used in preparation of the Pro-Forma Consolidated Financial Information

The Transaction consists in a reorganization of existing legal entities, which does not give rise to any change of control, and acquisition of shares held by the minority shareholders of CNH Global in exchange for newly-issued shares in NewCo, currently held 100% by Fiat Industrial S.p.A.. The Transaction will also result in the merger of Fiat Industrial with and into NewCo.

As stated in Section 2.1.2.7, the Transaction is outside the scope of application of IFRS 3 – Business Combinations and, therefore, the assets and liabilities of Fiat Industrial Group will be accounted for at their existing carrying amounts.

The Transaction will be subject to the following conditions precedent: (i) approval by the shareholders of each participating company; (ii) the maximum payout associated with Fiat Industrial shareholders exercising the right of withdrawal provided under Italian law, as well as any exercise of rights by creditors of Fiat Industrial Group, not exceeding €325 million; (iii) receipt of all necessary regulatory approvals; and (iv) admission of NewCo’s Common Shares to listing on the New York Stock Exchange. As noted above, the reference date for the Transaction assumed for the purposes of the Pro-Forma Consolidated Financial Information differs from the effective date that will apply for preparation of NewCo’s first annual consolidated financial statements post Transaction.

In backdating the accounting effects of the Transaction, the following assumptions were applied:

•

the pro-forma consolidated financial information is based on the Fiat Industrial Group consolidated financial statements for the year ended December 31, 2012, with appropriate pro-forma adjustments to reflect the effects of the merger transaction and related transactions;

•

the pro-forma adjustments apply the general assumption that movements relating to the statement of financial position take place at the end of the reporting period and movements relating to the income statement and statement of cash flows take place at the beginning of the period. In accordance with the requirements of Consob Communication DEM/1052803 of July 5, 2001, any other significant transaction that is not directly related to the Transaction – even if already approved or executed by Fiat Industrial Group subsequent to December 31, 2012 – has not been taken into consideration in the Pro- Forma Consolidated Financial Information.

110

Pro-forma adjustments

This column shows pro-forma adjustments to the historic figures for Fiat Industrial Group that reflect the effects of significant transactions connected to the Transaction. In particular, the historic figures for Fiat Industrial Group already include CNH Group, which is consolidated on a line-by-line basis. Additionally, as Fiat Industrial holds approximately 87% of the share capital of CNH Global N.V., the Fiat Industrial consolidated financial statements for the year ended December 31, 2012 report profit and equity attributable to non-controlling interests in CNH Group. Accordingly, the pro-forma adjustments relate to the reattribution of amounts attributable to non-controlling interests in CNH prior to the merger transaction to shareholders in Fiat Industrial Group post merger (NewCo), as described below.

Income statement

Due to the elimination of the Non-controlling interests in CNH, €127 million would have been reclassified from profit attributable to Non-controlling interests to profit attributable to the Fiat Industrial Group following the merger. In addition, if the CNH special dividend of US$10.00 per CNH share had been paid to the CNH shareholders at the beginning of 2012, profit of the period would have decreased by €9 million due to additional borrowing costs (based on an average annual rate of 6,2%, in line with the average cost incurred by Fiat Industrial Group for the period), net of related tax effect (38%).

Statement of Financial Position

Due to the elimination of the Non-controlling interests in CNH, at December 31, 2012 €708 million would have been reclassified from equity attributable to Non-controlling interests to equity attributable to the Fiat Industrial Group following the merger.

Statement of Cash Flows

No pro-forma adjustments deriving from the Transaction have been determined, except for the financial impact on net income resulting from the CNH special dividend distribution, as previously described.

Other effects of the Transaction

•

The pro-forma adjustments do not include any transaction-related expenses as they were already accrued in the consolidated financial statements for the year ended December 31, 2012. Further potential costs, in any event, are not expected to be material.

•

No pro-forma adjustments have been made for the reduction in corporate activity of the merged entities, as the benefits are currently not quantifiable and, in any event, are not expected to be material.

•

No pro-forma adjustments have been made for the modifications to the existing equity- based plans resulting from the Transaction, as those modifications will be put in place in order to maintain the fair value of the equity instruments existing before the distribution of the CNH special dividend, without any consequent accounting effect.

•	No pro-forma adjustments have been made for the potential tax effects, if any, deriving from the Transaction as these are currently not quantifiable and are, in any event, not expected to be material.

111

5.2	PRO-FORMA CONSOLIDATED PER SHARE DATA

5.2.1	Historic and pro-forma per share data

The following table shows historic per share data for Fiat Industrial Group at December 31, 2012 and pro-forma per share data for Fiat Industrial Group Post Transaction at December 31, 2012.

(shares in thousands)	Fiat Industrial Group at December 31, 2012 (historic)	Post Transaction at December 31, 2012 (pro-forma)
Weighted average shares outstanding for the period	1,222,560	1,339,197

(figures in €)
Earnings per share	0.663	0.693
Equity per share	4.037	4.214
Dividend per share	0.225	0.205
Cash flow per share	1.389	1.261

5.2.2	Description of the significant differences between the pro-forma and historic per share data

Earnings per share

This ratio is based on Profit/(loss) for the period attributable to owners of the parent company. The earnings per share calculation is based on a total of 1,339,196,693 shares outstanding for NewCo (following the capital increase associated with the FI Merger and the CNH Merger), less the 211,866,037 shares in CNH Global N.V. currently held by Fiat Industrial S.p.A. (through Fiat Netherlands Holding N.V.). The pro-forma figure is higher than the historic figure for Fiat Industrial Group as a result of the pro-forma adjustments described above, notwithstanding the increase in the average number of shares outstanding following the Transaction.

Equity per share

This ratio represents equity attributable to owners of the parent company divided by the average number of shares outstanding. The pro-forma figure is higher than the historic figure for Fiat Industrial Group due to the pro-forma adjustments described above, notwithstanding the increase in the average number of shares outstanding following the Transaction.

Dividend per share

This ratio represents the total dividend approved for 2012 (€275 million) divided by the average number of shares outstanding. The pro-forma figure is lower than the historic figure for Fiat Industrial Group due to the increase in the average number of shares outstanding following the Transaction.

Cash flow per share

This ratio represents cash generated from/used in operating activities during the period divided by the average number of shares outstanding. The pro-forma figure is lower than the historic figure for Fiat Industrial Group due to the increase in the average number of shares outstanding following the Transaction.

112

5.3	REPORT OF THE INDEPENDENT AUDITORS ON THE PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

The report of the audit firm Reconta Ernst & Young S.p.A. on the Pro-Forma Consolidated Financial Information (pro-forma consolidated statements of income, comprehensive income, financial position and cash flows) as at and for the year ended December 31, 2012 is included as an attachment to the Information Document.

113

6.	OUTLOOK FOR NEWCO AND ITS SUBSIDIARIES

6.1	OVERVIEW OF PERFORMANCE OF NEWCO AND THE GROUP SUBSEQUENTLY TO DECEMBER 31, 2012

NewCo was incorporated on November 23, 2012 as a preliminary step to the Transaction. Since incorporation, its activities have been consisting only of the preparation for the Transaction and it is not expected that the company will carry out activity of any other nature until the Effective Date of the Transaction.

With reference to the performance of Fiat Industrial Group subsequently to December 31, 2012, no significant events other than those communicated to the public on the occasion of the quarterly report as of March 31, 2013, published on April 30, 2013, should be reported.

6.2	OUTLOOK FOR THE CURRENT YEAR

For Fiat Industrial Group the Transaction will have no impact on the overall 2013 outlook communicated to the market on April 30, 2013.

6.3	ESTIMATES AND PROJECTIONS

No estimates and/or projections have been provided in this Information Document.

6.4	REPORT OF THE INDEPENDENT AUDITORS ON THE ESTIMATES AND PROJECTIONS

As no estimates and/or financial projections have been provided, no report on forward-looking statements was required from the independent auditors.

114

ANNEXES

1.	FI Merger Plan prepared pursuant to Article 2501-ter of the Italian Civil Code and Article 6 of the Legislative Decree 108

2.	Expert report prepared by Reconta Ernst & Young S.p.A. for the benefit of Fiat Industrial pursuant to article 2501-sexies of the Italian Civil Code and article 9 of the Legislative Decree 108 on the FI Exchange Ratio for Fiat Industrial shares and expert report prepared by BDO Audit & Assurance B.V. for the benefit of NewCo, pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Civil Code

3.	Independent auditor’s report on the examination of the Consolidated Pro-Forma Statements

*****

The managers responsible for preparing Fiat Industrial S.p.A.’s financial reports, Pablo Di Si, declare, pursuant to paragraph 2 of article 154-bis of Legislative Decree 58/98, that the accounting information for Fiat Industrial S.p.A. contained in this Information Document corresponds to the results documented in the books, accounting and other records of Fiat Industrial S.p.A.

*****

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

115

APPENDIX

Comparison of Rights of Shareholders of Fiat Industrial, CNH and NewCo

COMPARISON OF RIGHTS OF SHAREHOLDERS OF FIAT INDUSTRIAL, CNH AND NEWCO

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares

Provisions Applicable to Holders of CNH Common Shares

Provisions Applicable to Holders of NewCo Common Shares

Unless otherwise indicated below, the provisions applicable to holders of NewCo common shares are substantially equivalent to those applicable to holders of CNH common shares

Capitalization—General

As of May 28, 2013, Fiat Industrial share capital is equal to €1,919,433,144.74 divided into 1,222,568,882 ordinary shares having a nominal value of €1.57 each.

As of December 18, 2012, CNH authorized share capital was equal to €1,350,000,000.00, divided into 188,133,963 common shares and 211,866,037 common shares B and 200,000,000 Series A preference shares having nominal value of €2.25 each. On December 18, 2012, the CNH Articles of Association were amended to create a separate class of shares, the common shares B, all of which are owned by FNH.

The common shares B were created in connection with the payment of the CNH Dividend to the CNH minority shareholders. Holders of common shares B are entitled to the payment of cash dividend of U.S.$ 10.00 per common share B in the event the Merger is not completed. There are no other substantive differences between CNH common shares and common shares B. As of May 28, 2013, CNH issued share capital consisted of 32,011,594 common shares and 211,866,037 common shares B.

Following the Merger, the NewCo authorized share capital will be equal to €40,000,000 divided into 2,000,000,000 common shares and 2,000,000,000 special voting shares having a nominal value of €0.01 each.

Shares issued by Fiat Industrial are listed and traded on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A. and are a component of the FTSE MIB index.

CNH common shares are listed on the New York Stock Exchange

Shares issued by NewCo will be listed on the New York Stock Exchange and are expected to be listed on the MTA.

Corporate governance—General

The corporate bodies of Fiat Industrial are the general meeting (Assemblea), the Board of Directors (Consiglio di Amministrazione) and the board of statutory auditors (Collegio Sindacale).

The corporate bodies of CNH are the general meeting and the Board of Directors.

Accordingly, following the Merger, NewCo, unlike Fiat Industrial, will not have a board of statutory auditors.

Shareholders’ Meetings—Voting Rights and Quorum

According to Italian law and the Fiat Industrial By-laws, the general meeting must be held at least once a year within 180 days after the end of the company’s fiscal year.

Pursuant to the Italian law and Fiat Industrial By-laws, all shareholders having obtained a statement from the intermediary with whom Fiat Industrial ordinary shares are deposited may attend the general meeting.

To attend the general meeting, the owners of Fiat Industrial’s shares held through the book-entry system managed by Monte Titoli S.p.A. are required to instruct the relevant banks or financial institutions associated with Monte Titoli S.p.A., or any other relevant authorized intermediary with which their accounts are held, to provide Fiat Industrial with certificates evidencing the shares owned as of close of business on the seventh trading day prior to the date scheduled for the meeting in first call (provided that the date of any subsequent call is indicated in the notice of call, otherwise the date of each call shall be taken into account for determining the relevant record date) or in single call, without taking into consideration changes in

According to Dutch law and the CNH Articles of Association, the general meeting must be held at least once a year within six months after the end of the company’s fiscal year.

When convening a general meeting of shareholders, the Board of Directors may establish a “record date” to determine the persons entitled to vote or attend meetings. The record date must be the 28th day prior to the meeting.

The general meeting of shareholders shall be presided over by the chairman of the Board of Directors or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the Board of Directors to act as chairman for such meeting.

According to the CNH Articles of Association, every share shall confer the right to cast one vote. All resolutions shall be passed with an absolute majority of the votes validly cast, unless otherwise specified in the CNH Articles of Association or provided by Dutch law.

According to the CNH Articles of Association, shareholders and those permitted by law to attend

According to Dutch law and the NewCo Articles of Association, the general meeting must be held at least once a year within six months after the end of the company’s fiscal year.

When convening a general meeting of shareholders, the Board of Directors may determine that persons with the right to vote or attend meetings shall be considered those persons who have these rights at the 28th day prior to the day of the meeting (the “record date”) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the Board of Directors for such purpose if they are not shareholders, irrespective of whether they will have these rights at the date of the meeting.

In addition to the record date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

Accordingly, following the Merger, a longer period of time will elapse from the record date to the date of the meeting (28 days) than is currently the case for Fiat Industrial shareholders. Pursuant to the the ownership of said shares, occurred between such registration and the date of the general meeting. Such communication from the relevant intermediary to Fiat Industrial must be provided by close of business on the third trading day preceding the date of the general meeting. However, shareholders may attend the meeting even if such communication is received by Fiat Industrial subsequently, provided that it is received before the starting of the relevant meeting. Such registration allows them to gain admission to the general meeting.

Any shareholder entitled to attend the general meeting may be represented according to the relevant provisions of Italian law. Representation requires a written proxy. The proxy can be given only for one meeting (having effect, however, for each subsequent call of the same meeting).

The general meeting is chaired by the chairman of the Board of Directors or, in his absence, by the vice chairman (if any) or by another person designated by the general meeting.

Pursuant to Fiat Industrial By-laws, the shareholders’ meeting can be convened on single call, with the application of the majorities provided for the general meeting held on second call.

In order to be validly held, the general meeting requires the attendance of shareholders representing at least 50% of the voting capital on the first call, while no quorum is required on second call or on single call. On both first and second call, as well as on single call, resolutions are passed by a the meetings may elect to be represented at any meeting by a proxy duly authorized in writing, provided they notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

NewCo Articles of Association, the general meeting of shareholders shall be presided over by the Senior Independent Board Member or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the Board of Directors to act as chairman for such meeting.

In connection with the Merger, NewCo will issue special voting shares with a nominal value of one Euro cent (€0.01) per share, to those shareholders of CNH and Fiat Industrial who are eligible and elect to receive such special voting shares upon closing of the Merger in addition to NewCo common shares.

The special voting shares cannot be traded and they have only minimal economic entitlements.

However, they carry the same voting rights as NewCo common shares. See “The NewCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”

simple majority of the votes cast, save for the resolutions concerning the appointment of the members of the Board of Directors and of the board of statutory auditors, in which case a slate system applies. See “Board of Directors—Election—Removal—Vacancies.” Every share shall confer the right to cast one vote.

Extraordinary Shareholders’ Meetings / Supermajority Matters

Extraordinary shareholders’ meetings are required to vote on all amendments of the company’s By-laws, including capital increases, transfer of the company’s registered office abroad, changes in the corporate purposes and all other matters referred to it by Italian law such as the liquidation or winding-up of the company as well as mergers and demergers.

In order to be validly approved, resolutions pertaining to the above matters require the attendance of shareholders representing at least 50% of the ordinary share capital on first call, more than one-third on second call and at least one-fifth on any subsequent calls or in the event of a unique call, and the affirmative vote of holders of at least two-thirds of the Fiat Industrial share capital participating in the vote on the resolution.

According to the CNH Articles of Association, a resolution adopted with a majority of at least two-thirds of the votes cast is required to approve reduction of the issued share capital and to limit or exclude preemptive rights or to grant to the Board of Directors the power to do so, if in the general meeting less than one-half of the issued share capital is represented. Under Dutch law, if less than one-half of the shares entitled to vote at the general meeting are present or represented, a resolution to enter into a legal merger or legal demerger will need to be adopted with a majority of two-thirds of the votes cast.

Accordingly, following the Merger, different supermajorities will be required to adopt certain extraordinary resolutions compared to those required under Italian law with respect to Fiat Industrial.

Notice of Shareholders’ Meetings

Under Italian law and Fiat Industrial’s By-laws, a written notice calling a shareholders’ meeting indicating the time, place and agenda of the meeting must be published in a national newspaper and on the company’s website not less than 30 days before the date scheduled for the meeting.

Under Dutch law and the CNH Articles of Association, the shareholders’ meeting shall be convened by the Board of Directors, the chairman or the co-chairman of the board or the chief executive officer, by means of publication of a notice to that effect in a nationally distributed daily

A general meeting of shareholders shall be called by the Board of Directors, the chairman or cochairman of the Board of Directors, the Senior Independent Board Member or the chief executive officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not

For general meetings called to appoint, by means of the “voting lists” mechanism, the members of the Board of Directors and Board of Statutory Auditors, the notice of call shall be published at least 40 days prior to the date of the general meeting.

For extraordinary shareholders’ meetings called to resolve upon the decrease of the share capital under Articles 2446, 2447 and 2448 of the Italian Civil Code, the notice of call shall be published at least 21 days prior to the date of the extraordinary shareholders’ meeting in accordance with the modalities mentioned above.

newspaper and in such manner as may be required to comply with applicable stock exchange regulations not later than on the 15th day prior to the meeting.

Additionally, the Board of Directors shall give notice of the meeting to the shareholders by letter, cable, telex or telefax to be sent to the addresses recorded in the register of shareholders at least 15 days prior to the meeting.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting or shall state that the shareholders and all other persons who shall have the statutory right to attend the meeting may inspect the same at the office of the company and at such other place(s) as the Board of Directors shall determine.

later than on the 42nd day prior to the meeting. All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the NewCo Articles of Association may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, posted on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the Board of Directors shall determine.

Accordingly, following the Merger, a longer minimum period will be required to elapse between the date of convocation and the shareholders meeting than is currently applicable to Fiat Industrial shareholders.

Shareholders’ Right to Call a Shareholders’ Meeting

The directors must convene without delay a shareholders’ meeting if requested to do so by shareholders representing at least 5% of the share capital of Fiat Industrial, indicating the agenda of the meeting (provided that the shareholders may only request the call of those meetings in relation to which a directors’ proposal is not necessary under Italian law or a plan or report is not to be mandatorily drafted by the directors).

The Board of Directors shall have the obligation to call a general meeting of shareholders, if one or more of those having the right to vote who hold, as between them, at least 10% of the issued share capital make a request in writing to the board to that effect, stating the matters to be dealt with.

If the Board of Directors fails in that event to call a meeting, in such a way that it is held within six weeks after the aforesaid request has been received, then every one of those who have made such a

Accordingly, following the Merger, a higher threshold will be required for exercising the right to call the shareholders’ meeting than is currently applicable to Fiat Industrial shareholders.

Should the shareholders’ meeting not be called by the directors or the board of statutory auditors in case of failure by the directors, the shareholders’ meeting may be convened by the competent Court where the failure to call said shareholders’ meeting is not properly justified.

Shareholders representing at least 2.5% of the share capital of Fiat Industrial may request to add items on the agenda within ten days of the publication of the notice of call of the shareholders’ meeting (or five days in the event that the shareholders’ meeting is called to resolve upon the decrease of the share capital).

request shall be entitled to call such a meeting, subject to due observance of what has been provided in the CNH Articles of Association.

Proxy solicitation

Under Italian law, Fiat Industrial, one or more of its shareholders or any other eligible person can solicit other shareholders’ proxies. Solicitation of proxies must be made through the publication of a prospectus and a proxy form; the relevant notice must be published on Fiat Industrial’s website and must also be disclosed to CONSOB, Borsa Italiana S.p.A. and Monte Titoli S.p.A. Proxies must be dated, signed and indicate the voting instructions. The voting instructions can also be referred exclusively to certain items on the agenda. Proxies so granted can be revoked until one day prior to the shareholders’ meeting. Proxies can only be given for one single, already convened, shareholders’ meeting but remain valid for the subsequent dates of the same shareholders’ meeting.

Under Dutch law, there is no regulatory regime for the solicitation of proxies. Solicitation of proxies is an ad hoc process, mainly dealt with by an outside firm.

Amendment to By-laws / Articles of Association / Increases in Share Capital/Capital Reduction

Under Italian law, amendments to the by-laws of a joint stock company (including increases in share

Under Dutch law and the CNH Articles of Association, the Articles of Association may be

A resolution to amend the articles of association of the company can only be passed by a general capital and capital reduction) may be resolved at any time by the shareholders at an extraordinary shareholders’ meeting. See “—Extraordinary Shareholders’ Meetings/Supermajority Matters” for the required quorums and voting thresholds.

amended at any time by the shareholders with a resolution passed with an absolute majority of the votes validly cast, subject to the exception below and under “—Extraordinary Shareholders’ Meetings/Supermajority Matters” above.

Under Dutch law and the CNH Articles of Association, when proposal to amend the CNH Articles of Association is to be dealt with, a copy of that proposal shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company, as from the day the meeting of shareholders is called until after the close of that meeting.

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any further issue of shares.

The general meeting of shareholders shall have power to pass a resolution to reduce the issued share capital by the cancellation of shares or by reducing the amount of the shares by means of an amendment to the CNH Articles of Association.

The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented. For a resolution to reduce the share capital, a majority of at least two-thirds of the votes cast shall be required, if less than one-half of the issued capital is represented at the meeting.

meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-third of the votes cast shall be required if less than one half of the issued capital is represented at the meeting.

Accordingly, following the Merger, a different supermajority will be required to amend the articles of association compared to that applicable for Fiat Industrial shareholders: an absolute majority of the votes validly cast ( if more than 50% is represented compared to the previously required 50% of the ordinary share capital on first call, more than one-third on second call and at least one-fifth on any subsequent calls.

Pre-emptive Rights

Under Italian law, an existing shareholder in a joint stock company has a preemptive right for any issue of shares by such company or debt convertible into shares in proportion to the shares held by such shareholder at the time of the issuance, with the exception summarized below.

Under Italian law, shareholders of listed companies may exercise their pre-emptive rights for a period of at least 15 days after the registration of the relevant minutes with the competent Register of Enterprises. Existing shareholders are not entitled to preemptive rights with respect to newly issued shares to be paid for by contribution in kind. Preemptive rights can also be excluded in case the company’s interest requires such exclusion. In both cases, the reasons for the exclusion must be adequately illustrated by a report of the Board of Directors.

In addition, the by-laws of listed companies can exclude preemptive rights with respect to newly issued shares for an amount up to a maximum of 10% of the existing share capital.

Finally, the preemptive rights may be excluded up to a maximum of 25% of the newly issued shares if these shares are offered to the company’s employees or to the employees of its subsidiaries or parent company.

The preemptive rights can also be exercised by the holders of debt convertible into shares of the company on the basis of the relevant exchange ratio.

In the event of an issue of shares of any class every holder of shares of that class shall have pre-emptive rights with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such pre-emptive rights shall exist in respect of shares to be issued to employees of the company or of a Group company pursuant to any stock option plan of the company.

Pre-emptive rights may be exercised during at least two weeks after the announcement.

Pre-emptive rights may be limited or excluded by resolution of the general meeting of shareholders or resolution of the Board of Directors if it has been designated to do so by the general meeting of shareholders provided the Board of Directors has also been authorized to resolve on the issue of shares of the company. In the proposal to the general meeting of shareholders in respect thereof, the reasons for the proposal and the choice of the intended price of issue shall be explained in writing.

In the event of an issuance of special voting shares to Qualifying -Shareholders or an issuance of preemption shares, shareholders shall not have any right of pre-emption.

Following the Merger, the preemptive rights will be capable of being limited or excluded whenever an appropriate resolution of the general meeting of shareholders or of the Board of Directors is passed and not only in certain specific cases provided by the law, as is the case for Fiat Industrial currently.

Approval of the Financial Statements

Under Italian law, the yearly financial statement of a joint stock company that prepares consolidated financial statements must be approved by the shareholders at an ordinary shareholders’ meeting to be held no later than 180 days following the end of the relevant fiscal year. See “—Shareholders’ Meetings and Voting Rights.”

The Board of Directors shall annually close the books of CNH as at the last day of every financial year and shall within five months thereafter–subject to any extension of this time limit up to a maximum extension of six months, by the general meeting by reason of special circumstances–draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes, and shall within that period make these documents available to the shareholders for inspection at the offices of the company. The Board of Directors shall within that period similarly make the annual report available to shareholders for inspection.

The Board of Directors shall annually close the books of NewCo as at the last day of every financial year and shall within four months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four month period the Board of Directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which NewCo common shares are listed.

NewCo shall publish its annual accounts. Publication must take place within eight days after they have been adopted. Publication shall take place by deposit of a copy in the English language at the office of the Dutch Chamber of Commerce. A copy of the annual report in the English language shall be published simultaneously with the annual accounts and in the same manner.

If justified by the activity of NewCo or the international structure of its Group, NewCo’s annual accounts or its consolidated accounts may be prepared in a foreign currency.

Dividend and Liquidation Rights

Under Italian law, Fiat Industrial may pay dividends out of the net profits recorded in the company’s audited and approved financial

Dutch law provides that, subject to certain exceptions, dividends may only be paid out of profits as shown in the CNH annual financial statements as adopted by the general meeting of shareholders.

According to the NewCo Articles of Association, NewCo shall maintain a separate capital reserve for the purpose of facilitating any issuance or statements for the preceding fiscal year or out of its distributable legal reserves. The dividend distribution must be approved by the general meeting approving the company’s yearly financial statements. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid–up capital and any reserves required by Italian law or Fiat Industrial By-laws. According to Fiat Industrial By-laws, net profit reported in the annual financial statements shall be allocated as follows:

•	to the legal reserve, 5% of net profit until the amount of such reserve is equivalent to one-fifth of share capital;

•	further allocations to the legal reserve, allocations to the extraordinary reserve, retained profit reserve and/or other allocations that shareholders may approve; and

•	to each share, distribution of any remaining profit that shareholders may approve.

The Board of Directors may authorize the payment of interim dividends during the year. Any dividends unclaimed within five years of the date they become payable shall be forfeited and shall revert to the company. Under Italian law, and subject to satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of Fiat Industrial’s remaining liquidated assets in proportion to the nominal value of the shares they hold in Fiat Industrial’s capital stock

Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid–up capital and any reserves required by Dutch law or the CNH Articles of Association.

The general meeting of shareholders may declare and pay dividends in United States Dollars or in shares of the company or in the form of a combination thereof.

The Board of Directors shall have the power to declare one or more interim dividends, subject to the respect of certain requirements set forth in the CNH Articles of Association and by Dutch law.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s)–within four weeks after declaration thereof–and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends or dividends in respect of Series A preference shares, the Board of Directors, shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of Series A preference shares be deferred for a period not exceeding five consecutive annual periods in which case payment of dividends in respect of common shares for the relevant financial year will be deferred for the same period.

Dividends and other distributions of profit, which have not been collected within six years after the same have become payable, shall become the property of the company.

cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon any distribution or allocation of the special capital reserve.

NewCo shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of NewCo.

From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to 1% of the aggregate nominal amount of all outstanding special voting shares. The special voting shares shall not carry any other entitlement to the profits.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividends on the NewCo common shares only, subject to the provisions below.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in United States dollars. Furthermore, subject to the approval of the general meeting of shareholders, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

According to the CNH Articles of Association, any shareholders’ equity left after all debts have been discharged shall first be applied to distribute to the holders of Series A preference shares the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A preference shares. Any remaining assets shall be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares and, if only Series A preference shares are issued and outstanding, to the holders of Series A preference shares in proportion to the aggregate nominal amount of Series A preference shares. No liquidation distribution may be made to the company itself for shares that the company holds in its own share capital.

The Board of Directors shall have the power to declare one or more interim dividends, subject to certain conditions set forth in the NewCo Articles of Association.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s)–within four weeks after declaration thereof–and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

Dividends and other distributions of profit, which have not been collected within five years after the same have become payable, shall become the property of NewCo.

According to the NewCo Articles of Association, whatever remains of NewCo’s equity after all its debts have been discharged:

•

shall first be applied to distribute the aggregate balance of share premium reserves and other reserves of NewCo to the holders of NewCo common shares in proportion to the aggregate nominal value of the NewCo common shares held by each;

•	secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the NewCo common shares will be distributed to the holders of NewCo common shares in proportion to the aggregate nominal value of NewCo common shares held by each of them;

•

thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

Withdrawal Right of Dissenting Shareholders / Cash Exit Rights/ Appraisal Rights

Under Italian law, shareholders of Italian joint stock companies are entitled to exercise cash exit rights whenever a resolution is adopted at a shareholders’ meeting of shareholders with respect to, inter alia:

•	a change in the business purpose of the company;

•	a change in the legal form of the company;

•	the transfer of the registered office of the company outside of Italy;

•	revocation of the winding-up of the Company;

Dutch law does not recognize the concept of appraisal/dissenters’ rights and, accordingly, holders of shares in a Dutch company have no appraisal rights and/or cash exit rights.

After the Merger, the former shareholders of Fiat Industrial will no longer have appraisal rights and/ or cash exit rights.

•	change of the corporate and economic rights attached to the shares as provided for in the by-laws; or

•	a merger in which the shareholders of a listed company receive shares which are not listed on a regulated stock market in Italy.

Cash exit rights can only be exercised by shareholders who did not concur in the approval of the resolution. Dutch law does not recognize the concept of appraisal/dissenters’ rights and, accordingly, holders of shares in a Dutch company have no appraisal rights and/or cash exit rights. After the Merger, the former shareholders of Fiat Industrial will no longer have appraisal rights and/ or cash exit rights. Cash exit rights can be exercised for all or part of the shares held by the relevant shareholder. In order to validly exercise their cash exit rights, shareholders entitled to do so must send notice thereof to the company by registered mail within 15 days after the publication in the Companies’ Register of the resolution approved at the special meeting of shareholders. The shares with respect to which cash exit rights are being exercised cannot be sold by the relevant shareholder and must be deposited with the company (or the relevant intermediary).

Rights to Inspect Corporate Books and Records

Under Italian law, any shareholder, in person or through an agent, may inspect Fiat Industrial’s shareholders’ ledger and the minutes of shareholders’ meetings at any time and may request a copy of the same at his own expense.

Under Dutch law, the annual accounts of a company are submitted to the general meeting of shareholders for their adoption. Shareholders have the right to obtain a copy of any proposal to amend the CNH Articles of Association at the same time as

meeting notices referring to such proposals are published (See above    “—Amendment to Articles of Association/Increases in Share Capital/Capital Reduction”). Under Dutch law, the shareholders’ register is available for inspection by the shareholder.

Purchase of Treasury Shares

Under Italian law, the purchase of treasury shares must be authorized by the shareholders at any ordinary meeting and only paid out of retained earnings or distributable reserves remaining from the last approved unconsolidated financial statements and provided, in any case, that all shares are fully paid in. The nominal value of the treasury shares (to be repurchased, together with any shares previously held) by Fiat Industrial or any of its subsidiaries, may not exceed in aggregate 20% of Fiat Industrial’s share capital then issued and outstanding. Treasury shares may only be sold or disposed of in any manner pursuant to a shareholders’ resolution. Fiat Industrial is not entitled to vote or to receive dividends on the shares it owns. Neither Fiat Industrial (except in limited circumstances) nor any of its subsidiaries can subscribe for new shares in the case of capital increases. Shares owned by its subsidiaries are not entitled to voting rights but are entitled to receive dividends. Shares owned by Fiat Industrial and its subsidiaries are considered at shareholders’ meetings for quorum purposes. For listed companies, as Fiat Industrial, the purchase of its own treasury shares and the purchase of shares of a listed company by its subsidiaries must take place

Under the CNH Articles of Association, CNH may purchase fully paid-up shares in its own share capital, for no consideration or for value, if:

•	the general meeting of shareholders has authorized the Board of Directors to make such acquisition; and

•

the company’s equity, after deduction of the price of acquisition, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

•

the aggregate nominal value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one-tenth of the aggregate nominal value of the issued share capital.

CNH’s net worth, as shown in the last confirmed and adopted balance sheet, after deduction of the price of acquisition for shares in the share capital of the company and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for what has been provided.

The aggregate par value of the shares of NewCo’s share capital to be acquired by NewCo and the shares in NewCo’s share capital that NewCo already holds, holds as pledgee or which are held by a subsidiary of NewCo, shall not constitute more than half of the aggregate par value of the issued share capital.

in a manner that ensures the equality of treatment among shareholders (e.g. on the market or through a voluntary tender offer addressed to all shareholders).

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.

Class Action, Shareholder Derivative Suits and Other Minority Shareholders’ Rights

The Italian code of consumers provides for the possibility for consumers’ associations to start a class action for the protection of collective interests. Single consumers may adhere to the class action that has been already started by the association. However, it is not possible to claim for “punitive damages” but only for the compensation for the breach of consumer contracts.

With respect to minority shareholders’ rights, shareholders representing at least 2.5% of the share capital of Italian listed companies may bring on behalf of the company a liability claim against the directors for breach of their duties towards the company.

The shareholders promoting such claim appoint a representative to lead the action and perform all necessary ancillary activities.

If the action is successful, damages granted inure to the exclusive benefit of the company. The company must reimburse the shareholders, who initiated the action, for the costs and expenses related to the action.

Any shareholder representing 1/1000 of the voting share capital of an Italian listed company may also challenge any resolution of the Board of Directors

In the event a third party is liable to the company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company.

Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder, does that shareholder have an individual action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests can alternatively institute a collective action. Such collective action can only result in a declaratory judgment. In order to obtain compensation for damages, the foundation or association and the defendant may reach, often on the basis of such declaratory judgment, a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party.

In the event a director is liable to the company, e.g. for breach of fiduciary duties towards the company, only the company itself can bring a civil action within 90 days of such resolution being passed, if the resolution is prejudicial to the shareholder’s rights.

Any shareholder representing 1/1000 of the voting share capital may challenge any shareholders’ meeting resolution that contravenes provisions of the By-laws or applicable law, if (i) the resolution was adopted at a shareholders’ meeting not attended by such shareholder, (ii) the shareholder dissented, (iii) the shareholder abstained from voting, or (iv) the shareholder purchased the shares between the record date and the beginning of the meeting.

against that director. Individual shareholders do not have the right to bring an action against the director. Shareholders representing shares with a value of at least €20,000,000 may request the Enterprise Chamber of the Court of Appeal of Amsterdam to investigate the policy and/or overall activities of the company (over a certain period of time) on the basis that there are valid grounds to question the policy as conducted by the company. The Enterprise Chamber may order an investigation and grant other measures to remedy the alleged mismanagement, including replacement of directors, suspension of voting rights and annulment of corporate resolutions.

Board of Directors—Election—Removal—Vacancies

Fiat Industrial is managed by a Board of Directors consisting of a number varying from nine to fifteen members, as determined by the shareholders in a General Meeting.

Under Italian law the directors are appointed for a period of no more than three years, the third year expiring on the day of the general meeting of shareholders approving the yearly financial statements relevant for the last financial year of their office.

The current board is comprised of 11 directors.

The Board of Directors is appointed through a voting-list mechanism to ensure election of directors designated by minority shareholders in accordance with Italian law.

According to its Articles of Association, the CNH Board of Directors consists of one or more members, comprising both members having responsibility for the day-today management of the company (the “executive directors”) and members not having such responsibility (the “non-executive directors”). The majority of the members of the Board of Directors shall consist of nonexecutive directors.

The term of office of all directors will be for a period of approximately one year after appointment, such year expiring on the day the first general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

The current board is comprised of 12 directors.

The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The majority of the members of the board of directors shall consist of non-executive directors.

The chairman of the NewCo Board of Directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The Board of Directors may grant titles to directors, including—without limitation—the titles of chairman, co-chairman, chief executive officer, president or vice-president.

Following the Merger, for former Fiat Industrial shareholders the terms of appointment of directors will be reduced from 3 years to 1 year.

Directors can be removed from office at any time by the general meeting.

Directors removed without cause before the end of their term may claim damages resulting from their removal from office.

Vacancies on the Board of Directors are filled by a majority vote of the remaining directors (with a resolution approved by the board of statutory auditors) and confirmed/replaced by a resolution adopted by the general meeting. Directors so appointed remain in office for the remaining part of the relevant term. The appointment, revocation, expiration of the term of office or replacement of Directors is governed by the applicable laws. According to Fiat Industrial By-Laws, if as a result of resignations or other reasons the majority of the Directors elected by Shareholders is no longer in office, the term of office of the entire Board of Directors will be deemed to have expired, and a general meeting of shareholders will be convened on an urgent basis by the Directors still in office for the purpose of electing a new Board of Directors.

Under Italian law and the Fiat Industrial By-laws, the Board of Directors is validly convened with the presence of at least the majority of the directors in office and acts by the majority of those present. In case of deadlock, the chairman of the meeting has the deciding vote.

The general meeting of shareholders appoints the directors and has at all times the power to suspend or to dismiss every one of the directors.

If the office(s) of one or more directors is vacated or if one or more directors be otherwise unavailable, the remaining directors or the remaining director shall temporarily be vested with the entire management, provided, however, that in such event the Board of Directors shall have the power to designate one or more persons to be temporarily entrusted with the comanagement of the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall every year appoint for that purpose. Under Dutch law and the CNH Articles of Association, all resolutions shall be adopted by the favorable vote of the majority of the directors present or represented at the meeting. Each director shall have one vote. If there is a tie in a vote, the chairman of the Board of Directors shall have a casting vote.

Pursuant to the CNH Articles of Association, the Board of Directors is authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way.

A resolution shall in this case be adopted if the majority of all directors shall have expressed themselves in favor of the resolution concerned.

The current board is comprised of 3 directors. Fiat Industrial and NewCo have not yet determined the number of directors that will be on the Board of Directors of NewCo upon closing of the Merger.

Following the Merger, the directors of NewCo will not be appointed through a voting-list mechanism as is currently the case for Fiat Industrial.

Board of Directors—Powers and Duties

Under the Fiat Industrial By-laws, the Board of Directors is vested with the fullest powers for ordinary and extraordinary management without exclusion or exception other than those acts where the approval of shareholders is required by law.

The Board of Directors is also authorized to adopt resolutions relating to:

•	issuance of non-convertible bonds;

•	merger and demerger of companies, where specifically allowed by law;

•	establishment or closure of branch offices;

•	designation of Directors empowered to represent the company;

•	reduction of share capital in the event of shareholders exercising their right of withdrawal; and

•	amendment of the By-laws to reflect changes in the law;

•	transfer of the Company’s registered office to another location in Italy.

The Board of Directors, and any individual or bodies it may delegate, shall also have the power to

Under the CNH Articles of Association, the Board of Directors is in charge of the management of the company.

However, the Board of Directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:

•	the transfer to a third party of the business of the company or practically the entire business of the company;

•

the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to the company; and

•	the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the company’s assets according to carry out, without the requirement for specific shareholder approval, all acts and transactions necessary to defend against a public tender or exchange offer, from the time of the public announcement of the decision or obligation to make the offer until expiry or withdrawal of the offer itself.

the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

Board of Directors—Conflict of Interest Transactions

Under Italian law, a director with a direct or indirect interest, which does not have to be necessarily conflicting, in a transaction contemplated by Fiat Industrial must inform the Board of Directors of any such conflict of interest in a comprehensive manner. If a managing director has a conflict of interest, he must refrain from executing the transaction and refer the relevant decision to the Board of Directors.

If the Board of Directors approves the transaction, such decision must be duly motivated, in particular with regard to its economic rationale for the company.

A director shall not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with the company.

In case the conflicted director has not informed the board of the conflict, the board has not motivated its decision, or such decision has been adopted with the decisive vote of an interested director, the relevant resolution, in case it may cause damage to the company, can be challenged in court by any of the directors who did not participate in the adoption of the resolution or by the statutory auditors of the company or by any of the directors (including those who participated in the adoption of the resolution or by the statutory auditors of the company or by any of the directors (including those who participated in the adoption of the resolution) if the conflicted director did not inform the board of the existing conflict.

The challenge must be brought within 90 days from the date of the relevant resolution.

Conflicted directors are liable towards the company for damages deriving from any action or omission carried out breaching the above provisions.

Committee of Directors

Pursuant to the Fiat Industrial By-laws, the Board of Directors may establish an executive committee and/or other committees having specific functions and tasks, determining both the composition and procedures of such committees.

More specifically, the Board of Directors has currently established a committee to supervise the Internal Control System and committees for the nomination and compensation of directors and senior executives with strategic responsibilities.

Pursuant to the CNH Articles of Association, the Board of Directors shall appoint from among its nonexecutive directors an audit committee and a nominating and compensation committee.

The Board of Directors shall have the power to appoint any further committees, composed of directors and officers of the company and of Group companies.

Board of Directors—Liability

Under Italian law, directors must perform their duties with the care required by the nature of their office and their specific competences.

Directors are jointly and severally liable towards the company for damages resulting from breach of the duties of their office. Directors are also jointly liable if they have knowledge of facts that may be prejudicial to the company but have not implemented, to the extent possible, measures necessary to avoid or limit the effects of such facts.

The company may initiate a liability claim against its own directors with the approval of the general meeting of the company or a resolution of the board of statutory auditors approved with a two-thirds majority of its members. The liability claim can be waived or settled, provided the waiver or settlement is authorized by the general meeting. Such authorization is deemed not granted in the event that shareholders representing at least 5% of the company’s share capital vote against the authorization.

Directors may also be held liable vis-à-vis shareholders or company’s creditors in the event of an act prejudicial to the company’s shareholders or in the event of any act prejudicial to the company’s assets, respectively.

Under Dutch law, the management of a company is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to NewCo for damages in the event of improper or negligent performance of their duties.

Further, members of the Board of Directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code.

Rights of Directors and Officers to Obtain Indemnification

Italian law and national collective bargaining agreements further provide that Fiat Industrial will reimburse its executives for legal expenses incurred

The concept of indemnification of directors of a company for liabilities arising from their actions as members of the board as an executive or non-executive director is, in principle, accepted in the Netherlands.

in defending against criminal prosecution, provided that such prosecution is related to actions taken by the executive in the performance of his duties to Fiat Industrial. This rule does not apply to instances of intentional misconduct or gross negligence.

Pursuant to the CNH Articles of Association, CNH shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a former director or officer of the company, or of such other company, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or having been directors or officers or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Mandatory Public Offerings

Under Italian law, defense measures can only be adopted by Italian companies listed on an Italian or EU regulated market if approved by a shareholders’ meeting, unless the By-laws provides otherwise.

The Fiat Industrial By-laws set forth that the Board of Directors, and any individual or bodies it may delegate, has the power to carry out, without the requirement for specific shareholder approval, all acts and transactions necessary to defend against a

Under Dutch law, the applicable rules and regulations regarding mandatory public offerings apply only to companies listed on a Dutch or EU regulated market and, therefore, do not apply to CNH.

Under Dutch law, any person, acting alone or in concert with others, who, directly or indirectly, acquires 30% or more of voting rights in a company listed on a Dutch or EU regulated market will be obliged to launch a public offer for all outstanding shares in the company’s share capital.

An exception is made for shareholders who, whether alone or acting in concert with others, have an interest of at least 30% of the company’s voting public tender or exchange offer, from the time of the public announcement of the decision or obligation to make the offer until expiry or withdrawal of the offer itself.

rights before the shares are first admitted to trading on the MTA and who still have such an interest after such first admittance to trading. It is expected that immediately after the first admittance to trading of the shares on MTA Exor will hold more than 30% of NewCo’s voting rights. It is, therefore, expected that Exor’s interest in NewCo will be grandfathered and that the exception will apply to it upon such first admittance and will continue to apply to it for as long as its holding of shares will represent over 30% of NewCo’s voting rights.

ANNEX 1

FI Merger Plan prepared pursuant to Article 2501-ter of the Italian Civil Code and Article 6 of the Legislative Decree 108

(English translation)

COMMON CROSS-BORDER MERGER TERMS

DRAWN UP BY THE BOARDS OF DIRECTORS OF:

(1)

FI CBM HOLDINGS N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and having its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the trade register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (DutchCo); and

(2)

FIAT INDUSTRIAL S.P.A., a public joint stock company (Società per Azioni) organised under the laws of the Republic of Italy, having its registered official seat at Via Nizza 250, 10126, Turin, Italy, registered with the Companies’ Register of Turin (Registro delle Imprese) under number: 10352520018 (FI),

DutchCo and FI are hereinafter jointly also referred to as: the Companies.

C onsidering that:

(A)
These Common Cross-Border Merger Terms have been prepared by the boards of directors of the Companies (the Boards) in order to establish a cross-border legal merger within the meaning of the provisions of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies, implemented for Dutch law purposes under Title 2.7 of the Dutch Civil Code (the DCC) and for Italian law purposes by Italian Legislative Decree no. 108 of May 30, 2008 (the Legislative Decree 108).

By virtue of the cross-border legal merger described herein, FI will cease to exist as a standalone entity and DutchCo, which is a wholly-owned direct subsidiary of FI, will acquire all assets and assume all liabilities and other legal relationships of FI under universal title of succession (verkrijging onder algemene titel) (the FI Merger), also on the basis of the terms and conditions of the merger agreement by and between DutchCo, FI, CNH Global N.V. (CNH) and Fiat Netherlands Holding N.V. (FNH) dated as of November 25, 2012 (the Merger Agreement). A copy of the Merger Agreement is publicly available on the CNH website – Investors section (www.cnh.com).

In addition to the FI Merger, the Merger Agreement also relates to: (i) the cross-border legal merger of FNH with and into FI (the FNH Merger); and (ii) the domestic Dutch law legal merger of CNH with and into DutchCo (the CNH Merger and, together with the FI Merger, the Mergers). The FI Merger and the CNH Merger and the related arrangements in the Merger Agreement will hereinafter be referred to as the Transaction, and DutchCo, FI, CNH and FNH are hereinafter jointly referred to as the Merging Companies.

In accordance with the terms of the Merger Agreement, these Common Cross-Border Merger Terms have been prepared based on the assumption that all three mergers referred to in this Recital (A), will be executed as follows:

(i)
the FNH Merger represents a preliminary step in the overall Transaction and will be completed, regardless of the completion of said overall Transaction, on a certain day prior to the day on which the notarial deed in respect of the FI Merger (the FI Merger Deed) will be executed;

(ii)
pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Legislative Decree 108 and of Section 2:318 of the DCC, this FI Merger shall be executed in accordance with the relevant provisions of Dutch law and, as such, will become effective at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, officiating in the Netherlands (the FI Merger Effective Date);

(iii)
the CNH Merger will be the final merger and the notarial deed relating to the CNH Merger will be executed on the FI Merger Effective Date. In accordance with relevant provisions of Title 2.7 of the DCC, the CNH Merger will become effective at 00.00 AM CET following the FI Merger Effective Date.

(B)
All the Merging Companies are part of the FI group. More specifically: (i) FNH is a wholly-owned direct subsidiary of FI; (ii) DutchCo is a wholly-owned direct subsidiary of FI; and (iii) CNH is an indirect subsidiary of FI, controlled through FNH which owns approximately 87% of the outstanding share capital of CNH (the FNH Owned CNH Share Capital).

Since, as stated above, FI directly owns the entire outstanding share capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to Article 2505 of the Italian Civil Code (ICC), Article 18 of the Legislative Decree 108 and Section 2:333 of the DCC. Separate common cross-border merger terms were prepared by the FI and FNH Boards in connection with the FNH Merger. As a result of the FNH Merger, all FNH Owned CNH Share Capital will be acquired by FI.

As further explained in the reports prepared by the Board of FI and by the Board of DutchCo, respectively, on these Common Cross-Border Merger Terms (attached as Schedule 1 and Schedu le 2, respectively), the main purpose of the Transaction is to streamline the corporate structure of the FI group. Following completion of the Transaction, all existing business activities, shareholdings and other assets belonging to as well as liabilities pertaining to FI and CNH will be consolidated into (or controlled by, as the case may be) one single legal entity (i.e., DutchCo).

(C)
FI is currently listed on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. (Mercato Telematico Azionario) and CNH is listed on the New York Stock Exchange (NYSE). The Transaction is, therefore, also intended to simplify the capital structure of the FI group by creating a single class of liquid stock with a listing on the NYSE and on the Mercato Telematico Azionario. Completion of the Transaction will be subject to, inter alia, approval for listing of the common shares of DutchCo (the DutchCo Common Shares) on the NYSE. To this end, DutchCo shall prepare and file: (i) with the United States Securities and Exchange Commission (the SEC) a registration statement on Form F-4 (together with all amendments thereto, the Registration Statement), in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the Securities Act) of DutchCo Common Shares and DutchCo special voting shares, and (ii) with the NYSE a listing application for the listing of DutchCo Common Shares.

In addition, an equivalent document (documento di equivalenza) will be prepared and submitted to the supervisory authority in order to obtain the authorization to publish such equivalent document in connection with the listing of DutchCo Common Shares on the Mercato Telematico Azionario and, for the purpose of the above listing, the relevant application will be submitted to Borsa Italiana S.p.A.

As a result of the Transaction: (a) FI shareholders will receive on occasion of the FI Merger and on the basis of the exchange ratio described under Section 8.1 of these Common Cross-Border Merger Terms below, DutchCo Common Shares, and (b) CNH shareholders (other than DutchCo, which will be the parent company of CNH upon completion of the FNH Merger and the FI Merger) will receive DutchCo Common Shares on occasion of the CNH Merger and on the basis of the exchange ratio described under Section 8.1 of the merger plan which has been separately prepared in relation to the CNH Merger (the CNH Merger Plan). No consideration, either in cash or otherwise, will be paid by DutchCo to the shareholders of FI in connection with the FI Merger, other than as follows from the Exchange Ratio, and no consideration will be paid by DutchCo, other than as follows from the exchange ratio described under Section 8.1 of the CNH Merger Plan to the shareholders of CNH in connection with the CNH Merger.

In order to streamline the corporate tree of certain subsidiaries, after filing of this Merger Plan, but prior to the CNH Merger and the FI Merger becoming effective, certain holdings might be transferred by CNH to FI (directly and/or through a subsidiary), provided that no final resolution has been taken yet on this matter. These transactions will be, in any case, carried out at arm’s length terms and conditions and they will not have any impact on the exchange ratio indicated under Section 8 below. The shareholders will be duly informed on the above transactions in connection with the shareholders meeting to be called in order to approve the FI Merger and the CNH Merger.

(D)
These Common Cross-Border Merger Terms, the CNH Merger Plan and the merger plan for the FNH Merger will be published in accordance with the applicable laws and regulations. The Common Cross-Border Merger Terms will also be made available on the corporate website of FI (www.fiati ndustria l.com), as well as, for inspection, at the registered seat of FI and DutchCo’s offices for the persons that applicable law enables so to do.

Similarly, these Common Cross-Border Merger Terms will also be made available for information purposes on the corporate website of CNH (www.cnh.com), as well as, for inspection as additional information to the CNH Merger Plan, at the offices of CNH and DutchCo for the persons that statutory law enables so to do in connection with the CNH Merger.

In consideration of the nationality of the Merging Companies involved in the Transaction, the relevant provisions of Title 2.7 of the DCC, the Legislative Decree 108 and the intended listing of the DutchCo Common Shares on the NYSE and subsequently on the Mercato Telematico Azionario, these Common Cross-Border Merger Terms have been prepared in Italian, Dutch and English.

Italian statutory law stipulates that these Common Cross-Border Merger Terms must be executed and filed in Italian.

The information which has to be made available pursuant to Sections 2:312, paragraph 2, 2:326 and 2:333d of the DCC, Article 2501-ter of the ICC and Article 6 of the Legislative Decree 108 is the following:

1.           LEGAL FORM, NAME AND SEAT OF THE COMPANIES

1.1           The acquiring company:

FI CBM HOLDINGS N.V.

–	limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands; Official seat in Amsterdam, the Netherlands;

–	official seat in Amsterdam, the Netherlands;

–	principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom;

–	issued share capital: Euro 50,000, fully paid-in;

–	no. 5,000,000 shares, having a nominal value of Euro 0.01 each;

–	no shares in the share capital of DutchCo have been pledged or encumbered with a right of usufruct;

–	no depository receipts of shares in the share capital of DutchCo have been issued with the co-operation of DutchCo;

–	registration number with the Dutch Chamber of Commerce (Kamer van Koophandel): 56532474.

DutchCo will be, following completion of the FI Merger, the surviving company and will maintain its current legal form and official seat and will therefore be subject to the laws of the Netherlands.

At the time of completion of the FI Merger, DutchCo will retain its current corporate name, FI CBM Holdings N.V., in conformity with the draft articles of association of DutchCo as attached hereto in Schedule 3.

However, the Board of Directors of DutchCo may propose to change DutchCo’s name subject to the authorisation of the shareholders’ meeting to be obtained before the date in which the DutchCo Common Shares are admitted to trading on the NYSE. If authorised by the shareholders’ meeting, the name of DutchCo will only be changed after the date of completion of the FI Merger. If so approved, the shareholders, creditors and other interested parties will be informed on the new name through publication on the corporate website of FI as soon as possible and, in any case, in time for communication of the new name to FI shareholders at the relevant extraordinary shareholders’ meeting which will resolve upon the FI Merger.

1.2           The disappearing company:

FIAT INDUSTRIAL S.P.A.

–	Joint stock company (Società per Azioni) organized under the laws of the Republic of Italy;

–	registered office in Turin, Via Nizza 250, Italy;

–	share capital: Euro 1,919,433,144.74, fully paid-in;

–	no. 1,222,568,882 ordinary shares, having a nominal value of Euro 1.57 each, and listed on the Mercato Telematico Azionario; and

–	VAT code, tax code and registration number with the Companies’ Register of Turin: 10352520018.

2.            ARTICLES OF ASSOCIATION OF DUTCHCO

2.1
The articles of association of DutchCo have been established by deed of incorporation of DutchCo executed before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on November 23, 2012 and have subsequently been amended on February 19, 2013. A copy of the current articles of association of DutchCo is attached to these Common Cross-Border Merger Terms as Schedule 4.

2.2
The articles of association of DutchCo will be amended and restated on occasion of the FI Merger becoming effective in accordance with the draft articles of association attached to these Common Cross-Border Merger Terms as Schedule 3.

3.	BOARD OF DIRECTORS OF DUTCHCO

3.1	As of the date of these Common Cross-Border Merger Terms, the Board of Directors of DutchCo is composed of the following individuals:

(a)          Sergio Marchionne (chairman);

(b)          Richard Joseph Tobin; and

(c)          Derek Neilson.

3.2
Prior to the effectiveness of the Transaction, it is envisaged that the members of the Board may be replaced. The general meeting of shareholders of DutchCo will be asked to resolve upon the appointment of each person nominated to be appointed as member of the Board of DutchCo, in accordance with the provisions of the articles of association of DutchCo.

4.	BENEFITS, IF ANY, GRANTED TO BOARD MEMBERS, EXPERTS EXAMINING THESE COMMON CROSS-BORDER MERGER TERMS OR STATUTORY AUDITORS OF THE COMPANIES ON OCCASION OF THE FI MERGER

4.1	No benefits shall be granted to members of any of the Boards of FI and DutchCo or to any other person on the occasion of the FI Merger.

4.2
No specific benefits connected with the FI Merger were established for the experts, appointed by FI and DutchCo. They will receive adequate remuneration in relation to the tasks performed by them, in accordance to what was approved by the relevant companies.

4.3	No specific benefits connected with the FI Merger were established for the statutory auditors or the members of another control body of FI and DutchCo.

5.	EFFECTIVE DATE OF THE FI MERGER: LEGAL AS WELL AS ACCOUNTING AND FINANCIAL DATE

5.1
Pursuant to Article 15 of Legislative Decree 108 and Section 2:318 of the DCC and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, as anticipated under Recital (A) to these Common Cross-Border Merger Terms, the FI Merger shall be established in accordance with and pursuant to Section 2:318 of the DCC and will become effective on the FI Merger Effective Date (i.e., at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, residing in the Netherlands).

The Dutch registrar will subsequently inform the Companies’ Register of Turin that the FI Merger has become effective. It is envisaged that the FI Merger will become effective during 2013.

5.2
The financial information with respect to the assets, liabilities and other legal relationships of FI will be reflected in the accounts and other financial reports of DutchCo as of January 1, 2013, and, with that the accounting effects of the FI Merger will be recognized in DutchCo’s accounts from that date.

6.	MEASURES IN CONNECTION WITH SHAREHOLDING IN FI

6.1
As a result of the FI Merger becoming effective, all shares of FI currently outstanding will be cancelled by operation of law and, in exchange thereof, DutchCo will allot one DutchCo Common Share (each having a nominal value of Euro 0.01) for each ordinary share in FI (each having a nominal value of Euro 1.57) on the basis of the Exchange Ratio for the FI Merger as specified under Section 8.1 below.

All 5,000,000 shares with a nominal value of Euro 0.01 each held by FI in DutchCo will be cancelled in accordance with Section 2:325, paragraph 3, of the DCC.

6.2
The DutchCo Common Shares being allotted on occasion of the FI Merger – to be listed, at the time of completion of the Transaction, on the NYSE and, following the completion of the Transaction, on the Mercato Telematico Azionario – will be allotted in dematerialized form and delivered to the beneficiaries through the centralized clearing system with effect from the FI Merger Effective Date. Further information on the conditions and procedure for allocation of the DutchCo Common Shares shall be communicated publicly in a notice published on the website of FI (www.fiatindus trial.com ), as well as on the daily newspaper La  Stampa. The shareholders of FI will bear no costs in relation to the shares exchange.

6.3
Immediately after the FI Merger has become effective and pursuant to the terms of the Merger Agreement, DutchCo will issue special voting shares, with a nominal value of Euro 0.01 each, to those eligible shareholders of FI who elect to receive such special voting shares upon completion of the FI Merger in addition to DutchCo Common Shares. Holders of FI common shares who wish to receive special voting shares immediately after the completion of the FI Merger are required to follow the procedures (the Initial Allocation Procedures) as described in the FI shareholders’ circular which will be made available on the corporate website of FI (www.fiatin dustrial .com) when the FI Extraordinary Meeting of Shareholders for the purposes of approving the entering into the FI Merger is convened. The characteristics of the special voting shares are further set out in the DutchCo draft articles of association attached as Schedule 3 to these Common Cross-Border Merger Terms and in the Special Voting Share Terms as defined in and attached to the Merger Agreement, to be made available on the FI corporate website.

For the avoidance of doubt, these special voting shares are not part of the exchange ratio set out under Section 8.1 below.

6.4
FI does not have any shares outstanding that are non-voting shares or non-profit- sharing shares. Therefore, Section 2:326 sub (d) to (f) of the DCC and the special compensation arrangement (bijzondere schadeloosstellingsregeling) as referred to in Section 2:330a of the DCC do not apply.

7.	OTHER RIGHTS AND COMPENSATIONS CHARGEABLE TO DUTCHCO

7.1
FI has adopted a stock grant plan named “Fiat Industrial Long Term Incentive Plan”. For each right held (the FI Equity Rights), the beneficiaries of said stock grant plan shall be awarded a comparable right with respect to an equitable number of DutchCo Common Shares.

7.2
Other than holders of FI Equity Rights as set out under Section 7.1 above, there are no persons who, in any other capacity than as FI shareholder, have special rights against FI such as rights to participate in profit distributions or rights to acquire newly issued shares in the capital of FI. Therefore no similar special rights are due and no compensation shall be paid to anyone on account of DutchCo.

7.3
With the exception of the provisions relating to special voting shares described in Section 6.3 of these Common Cross-Border Merger Terms above, no rights and obligations in addition to those that follow from Italian law or the articles of association of FI apply to the shareholders of FI and no rights and obligations in addition to those that follow from Dutch law or the articles of association of DutchCo apply to the shareholders of DutchCo.

7.4	FI and DutchCo do not currently have any shares other than ordinary shares in issue.

8.	THE SHARE EXCHANGE RATIO

8.1
As a result of the FI Merger becoming effective, each holder of one or more ordinary shares in the share capital of FI at the time of the FI Merger Effective Date shall be granted one DutchCo Common Share with a nominal value of Euro 0.01 each for each ordinary share in FI with a nominal value of Euro 1.57 each (the Exchange Ratio).

No payments shall be made pursuant to the Exchange Ratio on the occasion of the FI Merger.

8.2
At the request of DutchCo, BDO Audit & Assurance B.V. will prepare a statement in relation to the fairness of the Exchange Ratio in accordance with Sections 2:328, paragraph 1, and 2:333g of the DCC. This statement will be made available to the public in accordance with applicable laws and regulations.

8.3
At the request of FI, Reconta Ernst & Young S.p.A. (RE&Y), as independent auditing firm for FI, will prepare a statement in relation to the fairness of the Exchange Ratio taking into account the effects of the overall Transaction, as referred to in Article 2501-sexies of the ICC and Article 9 of the Legislative Decree 108. This statement will be made available to the public in accordance with applicable laws and regulations.

9.	THE DATE AS OF WHICH AND EXTENT TO WHICH THE DUTCHCO COMMON SHARES WILL CARRY ENTITLEMENT TO PARTICIPATION IN THE PROFITS OF DUTCHCO

Each DutchCo Common Share will carry entitlement to participation in the profits of DutchCo as from January 1, 2013 in proportion to its participation in the nominal share capital of DutchCo, irrespective of whether such profits arise due to the activities DutchCo acquired as a result of the FI Merger or as a result of the CNH Merger. No particular rights to the dividends will be granted in connection with the FI Merger.

10.	IMPACT OF THE FI MERGER ON THE ACTIVITIES OF FI

The activities of FI shall be continued by DutchCo, together with the activities DutchCo will acquire as a result of the completion of the FNH Merger and the CNH Merger.

11.	EXPECTED EFFECTS OF THE FI MERGER ON EMPLOYMENT

The FI Merger is not expected to have any material impact on the employees of FI. Currently DutchCo does not have any employees.

Notwithstanding the fact that there is no material impact on employees and/or employment, FI will carry out the consultation procedure set out under Article 47 of Italian Law no. 428 of December 29, 1990, as amended.

Additionally, in accordance with the provisions of Article 8 of Legislative Decree 108, the FI Board’s report (the FI Directors Report) will be made available to FI’s employees at least 30 days prior to the extraordinary general meeting of shareholders of FI called for the purposes of approving the entering into the FI Merger (the FI Extraordinary Meeting of Shareholders).

The FI Directors Report and the report prepared by the Board of DutchCo (the DutchCo Board Report) are attached hereto as Schedules 1 and 2, respectively.

12.	INFORMATION ON THE PROCEDURES FOR THE INVOLVEMENT OF EMPLOYEES IN DEFINING THEIR CO-DETERMINATION RIGHTS IN DUTCHCO

Article 19 of Legislative Decree 108 regulating participation of employees is not applicable to the FI Merger as DutchCo as the surviving company in the FI Merger (and in the Transaction as a whole) is not an Italian company and neither FI nor DutchCo applies an employee participation system in the meaning of EU Directive 2005/56/EC of October 26, 2005 on cross-border mergers of limited liability companies.

In light of the above, no special negotiation body will have to be set up and no other action whatsoever will have to be taken with regard to employee participation in the context of the contemplated FI Merger.

13.	INFORMATION ON THE VALUATION OF THE ASSETS AND LIABILITIES TO BE TRANSFERRED TO DUTCHCO

13.1
The value of the assets and liabilities of FI to be transferred to DutchCo as of the FI Merger Effective Date will be determined on the basis of the relevant accounting net value as of the FI Merger Effective Date. These assets and liabilities are indicated as of December 31, 2012 in the Financial Statements at December 31, 2012 prepared by the FI Board of Directors (it being understood that said merger accounts are the 2012 yearly financial statements of FI).

13.2	The conditions of the FI Merger have been established on the basis of the Financial Statements at December 31, 2012 of DutchCo and the Financial Statements at December 31, 2012 of FI.

A copy of those merger accounts is attached hereto as Schedule 5 and Schedule 6, respectively.

14.	GOODWILL AND DISTRIBUTABLE RESERVES OF DUTCHCO

14.1
As the FI Merger takes place on the basis of the book value, there will be no goodwill impact other than that the amount of goodwill currently represented in the books of FI will be equally represented in the books of DutchCo.

14.2
As a result of the FI Merger, the freely distributable reserves (vrijuitkeerbare reserves) of DutchCo shall increase with the difference between the value of: (A) the assets, liabilities and other legal relationships of FI (based on Financial Statements at December 31, 2012, this would represent a value amounting to approximately 4,043 Euro million or 5,333 USD million on the basis of the currency exchange Euro/USD as of December 31, 2012 of 1.319) being acquired by DutchCo on the occasion of the FI Merger and (B) the sum of the nominal value of all DutchCo Common Shares, with a nominal value of Euro 0.01 each, being allotted on the occasion of the FI Merger becoming effective, and the reserves DutchCo must maintain as a matter of Dutch law and its articles of association as they will read as of the FI Merger Effective Date.

15.	CASH EXIT RIGHTS FOR FI SHAREHOLDERS

15.1	FI shareholders who do not vote in favour of these Common Cross-Border Merger Terms (the Qualifying Shareholders) will be entitled to exercise their cash exit rights pursuant to:

(i)	Article 2437, paragraph 1, letter (c) of the ICC, given that FI’s registered office is to be transferred outside Italy;

(ii)	Article 2437-quinquies of the ICC, given that FI’s shares will be delisted; and

(iii)	Article 5 of Legislative Decree 108, given that DutchCo is organized and managed under the laws of a country other than Italy (i.e., the Netherlands).

Given that those events will only occur upon the execution of the Transaction, the exercise of the cash exit rights by FI shareholders is conditional upon the Transaction actually being pursued.

15.2
In accordance with Article 2437-bis of the ICC, Qualifying Shareholders may exercise their cash exit rights, in relation to some or all of their shares, by sending notice via registered mail to the registered offices of FI no later than fifteen days following registration with the Companies’ Register of Turin of the minutes of the FI Extraordinary Meeting of Shareholders at which the resolution triggering that right was passed. Notice of the registration will be published in the daily newspaper La Stampa and on the FI corporate website.

15.3
In accordance with Article 2437-ter of the ICC, the redemption price payable to shareholders exercising cash exit rights will be equivalent to the arithmetic average of the daily closing price (as calculated by Borsa Italiana S.p.A.) of FI ordinary shares for the six-month period prior to the date of publication of the notice calling the FI Extraordinary Meeting of Shareholders at which the resolution triggering such rights was passed. FI will provide shareholders with information relating to the redemption price in accordance with the applicable laws and regulations.

15.4
Once the fifteen-day exercise period has expired, the shares with respect to which exit rights have been exercised will be offered by FI before the FI Merger becomes effective to its then existing shareholders and subsequently, if any such shares remain unsold, they will be offered on the market for one trading day or eventually acquired by FI. The above offer and sale procedure will be conditional on the closing of the FI Merger.

15.5	On or about the FI Merger Effective Date or immediately thereafter, the shareholders who exercised cash exit rights shall receive the cash exit price through the relevant depositaries.

15.6
If the FI Merger will not be established, the shares in relation to which the cash exit rights have been exercised, will continue to be held by the shareholders who exercised such rights, no payment will be made to such shareholders and FI’s shares will not be delisted from the Mercato Telematico Azionario pursuant to Article 2437-quater of the ICC.

15.7	The Transaction will not trigger any cash exit rights as described in this Section 15 for the shareholders of CNH, FNH or DutchCo.

16.	APPROVAL OF THE RESOLUTIONS TO ENTER INTO THE FI MERGER

16.1
In accordance with Article 2502 of the ICC, the resolution of the Board of FI to establish the merger in accordance with these Common Cross Border Merger Terms requires the approval of the FI Extraordinary Meeting of Shareholders.

16.2
The general meeting of shareholders of DutchCo will need to resolve to the entering into the merger on the basis of these Common Cross-Border Merger Terms before the Board of DutchCo is authorised to have the notarial deed in relation to the establishment of the FI Merger be executed.

16.3	The resolution to enter into the FI Merger does not require the prior approval of a third party.

Although not strictly required to consummate the Transaction, FI started the process to obtain consent or waivers, as the case may be, in relation to the FI Merger from lenders participating in its loan agreements. Although FI is confident to be able to obtain any consent or waiver that may be required in relation to financing agreements, there is no guarantee that all necessary consents or waivers will be given, or that they will be given in a timely manner, and, as a consequence, repayment of certain financing may be required prior to this scheduled maturity.

17.	PRE-MERGER FORMALITIES, REQUIRED APPROVALS AND CONDITIONS

17.1
The respective obligations of each party to effect the Transaction are subject to satisfaction or, to the extent permitted by applicable law, waiver (in writing) prior to the Closing Date (as defined in the Merger Agreement) of the following conditions:

(i)	the shareholders’ approval of the FI Merger by the FI Extraordinary Meeting of Shareholders and the shareholders’ approval of the CNH Merger by the extraordinary meeting of shareholders of CNH;

(ii)
DutchCo Common Shares which are to be allotted to FI shareholders and CNH shareholders on the occasion of the Mergers and issued pursuant to the exercise of the DutchCo Equity Incentive (as defined in the Merger Agreement) shall have been approved for listing on the NYSE, subject to official notice of issuance;

(iii)
no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Mergers in accordance with the terms set forth in the Merger Agreement and no order shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Mergers;

(iv)
the Registration Statement shall have been declared effective by the SEC under the Securities Act; no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of FI or CNH, threatened by the SEC;

(v)
the amount of cash, if any, to be paid to (a) FI shareholders exercising cash exit rights under Article 2437-quater of the ICC, and/or (b) creditors of FI exercising their creditor opposition rights, shall not exceed in the aggregate Euro 325 million;

(vi)
the 60 day-period following the date upon which the resolution of the FI Extraordinary Meeting of Shareholders has been registered with the Companies’ Register of Turin shall have expired or have been earlier terminated pursuant to the posting of a bond by FI sufficient to satisfy FI’s creditors’ claims, if any, without prejudice to Article 2503 of the ICC;

(vii)
RE&Y shall have delivered to FI, in accordance with the applicable provisions of Italian law and the applicable laws in the EU, the report mentioned under Section 8.2 above with respect to the fairness of the Exchange Ratio (a copy of which shall have been provided to CNH as soon as practicable upon delivery thereof to FI);

(viii)
Mazars Paardekooper Hoffman N.V. shall have delivered to CNH, in accordance with the applicable provisions of Dutch law and applicable laws in the EU, the CNH expert report with respect to the fairness of the exchange ratio for the CNH shares (a copy of which shall have been provided to FI as soon as practicable upon delivery thereof to CNH);

(ix)
CNH shall have received an opinion of McDermott Will & Emery LLP or other (U.S.) nationally recognized tax counsel (the choice of such other tax counsel must have been approved by the special committee of the board of directors of CNH in its reasonable discretion) and FI shall have received an opinion of Sullivan & Cromwell LLP or other (U.S.) nationally recognized tax counsel, in each case as of the Closing Date, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986. In rendering the opinions described in this Section 17(ix), each party’s tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of CNH and FI. For the avoidance of doubt, CNH and FI shall not choose to appoint the same tax counsel to render the opinion under this Section 17(ix);

(x)
all actions necessary to cause each of the FNH Merger, the FI Merger and the CNH Merger to become effective shall have been taken by DutchCo, FI, FNH and CNH except for the execution of the FI Merger Deed and the CNH Merger Deed by a civil law notary, officiating in the Netherlands.

17.2	The obligation of CNH to effect the CNH Merger shall be subject to the following additional conditions having been satisfied or waived (in writing) prior to the Closing Date:

(i)	the representations and warranties of FI as set forth in Exhibit B to the Merger Agreement shall be true and correct, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)	each of FI and DutchCo shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date; and

(iii)
from the date of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on FI and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

17.3	The obligations of FI to effect the FI Merger shall be subject to the following additional conditions having been satisfied or waived (in writing) prior to the Closing Date:

(i)
the representations and warranties of CNH as set forth in Exhibit C to the Merger Agreement shall be true and correct, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)	CNH shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement); and

(iii)	from the date of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on CNH and its subsidiaries, taken as a whole.

17.4
For the avoidance of doubt, the conditions set out in Sections 17.1, 17.2, and 17.3 of these Common Cross-Border Merger Terms are repeated herein for information purposes only and these Sections 17.1, 17.2, and 17.3 do not in any way intend to amend, limit, extend or waive the conditions precedent as they have been agreed upon by parties in the Merger Agreement.

17.5
As far as the condition mentioned under the Merger Agreement with regard to the payment of the extraordinary dividend of USD 10.00 by CNH to non-FNH CNH shareholders is concerned, it is to be noted that such dividend was paid on December 28, 2012.

17.6
Satisfaction or waiver of the conditions precedent set out in Sections 17.1, 17.2, and 17.3, will be evidenced between the Boards in a written statement to be addressed by the FI Board to the DutchCo Board and vice versa, subject to prior approval by the FI Extraordinary Meeting of Shareholders, where required.

17.7
The companies participating in the Transaction will communicate information regarding the satisfaction of or failure to satisfy the above conditions precedent to the market in accordance with the applicable laws and regulations.

17.8	The FI Merger shall not be established other than after:

(i)
a declaration shall have been received from the local district court in Amsterdam, the Netherlands that no creditor has opposed to the FI Merger or the CNH Merger pursuant to Section 2:316 of the DCC or, in case of any opposition pursuant to Section 2:316 of the DCC, such declaration shall have been received within one month of the withdrawal of the opposition or the discharge of the opposition having become enforceable; and

(ii)
delivery by the Italian public notary selected by FI of the pre-merger compliance certificate to the Dutch civil law notary, such certificate being the pre-merger scrutiny certificate in the meaning of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies.

18.	SIGNING FORMALITIES, GOVERNING LAW

18.1
Pursuant to Section 2:312, paragraph 3 and 4, of the DCC, these Common Cross-Border Merger Terms will have to be signed by each member of the Boards. These Common Cross-Border Merger Terms will come into effect, when legally signed by all signatories.

18.2
For all matters that are not mandatorily subject to the laws applicable to FI (i.e. Italian law), these Common Cross-Border Merger Terms shall be governed by, and interpreted in accordance with, the laws of the European part of the Netherlands.

Any dispute between the Companies as to the validity, interpretation or performance of these Common Cross-Border Merger Terms shall be submitted to the exclusive jurisdiction of the Dutch courts, unless otherwise provided for by mandatory provisions of law.

Dated: 21 February 2013

Schedule 1:	FI board report (Italian)
FI board report (English)

Schedule 2:	DutchCo board report (Italian)
DutchCo board report (English)

Schedule 3:	Proposed Articles of Association of DutchCo (Italian)
Proposed Articles of Association of DutchCo (English)
Proposed Articles of Association of DutchCo (Dutch)

Schedule 4:	Current Articles of Association of DutchCo (Italian)
Current Articles of Association of DutchCo (English)
Current Articles of Association of DutchCo (Dutch)

Schedule 5:	FI Financial Statements at 31 December 2012 (Italian)
FI Financial Statements at 31 December 2012 (English)

Schedule 6:	DutchCo Financial Statements at 31 December 2012 (Italian)
DutchCo Financial Statements at 31 December 2012 (English)

Schedule 7:	FI annual report at December 31, 2012, reports of the Independent Auditors and the Statutory Auditors (Italian)

FI annual report at December 31, 2012, reports of the Independent Auditors and the Statutory Auditors (English)

Schedule 8:	DutchCo Financial Statements at February 28, 2013 (Italian)
DutchCo Financial Statements at February 28, 2013 (English)

The DutchCo Financial Statements which have been prepared by virtue of Section 2:313 DCC and, in consideration of the representations made under Section 13.2 of these Common Cross-Border Merger Terms, are not in any aspect materially different from the DutchCo Financial Statements at December 31, 2012

FI CBM Holdings N.V.
Board of Directors

/f/s/o/ Sergio Marchionne	/f/s/o/ Richard Joseph Tobin	/f/s/o/ Derek Neilson

Fiat Industrial S.p.A.
Board of Directors

/f/s/o/ Alberto Bombassei	/f/s/o/ Sergio Marchionne

/f/s/o/ Maria Patrizia Grieco	/f/s/o/ Gianni Coda

/f/s/o/ Giovanni Perissinotto	/f/s/o/ John Elkann

/f/s/o/ Jacqueline A. Tammenoms Bakker	/f/s/o/ Libero Milone

/f/s/o/ Robert Liberatore	/f/s/o/ John Zhao

/f/s/o/ Guido Tabellini

Schedule 1

REPORT OF THE BOARD OF DIRECTORS OF FIAT INDUSTRIAL S.P.A. ON THE COMMON CROSS-BORDER MERGER PLAN RELATING TO THE MERGER BY ABSORPTION OF FIAT INDUSTRIAL S.P.A. WITH AND INTO FI CBM HOLDINGS N.V.

This report was prepared pursuant to Article 2501-quinquies of the Italian Civil Code, Article 8 of the Legislative Decree no. 108 of May 30, 2008 and Article 70, paragraph 2, of the Consob Resolution no. 11971/1999.

Dear Shareholders,

we hereby submit to your approval the common cross-border merger plan relating to the merger by absorption (fusione per incorporazione) of Fiat Industrial S.p.A. (“FI”) with and into FI CBM Holdings N.V. (“DutchCo”).

This report was prepared pursuant to Article 2501-quinquies of the Italian Civil Code, Article 8 of the Legislative Decree no. 108 of May 30, 2008 (the “Legislative Decree 108”) and, since FI’s shares are listed on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. (“ Mercato Telematico Azionario”), Article 70, paragraph 2, of the Consob Resolution no. 11971/1999 (the “Issuers’ Regulation”) and in compliance with the Scheme no. 1 of Annex 3A of the above Issuers’ Regulation (the “Report”).

The proposed resolution to be submitted to your approval is attached to this Report.

1           DESCRIPTION AND RATIONALE OF THE PROPOSED TRANSACTION

1.1            Description of the Transaction (as defined below)

Preamble

This Report was prepared by the board of directors of FI (the “Board of Directors”) also on the basis of the merger agreement executed on November 25, 2012 (the “Merger Agreement”) by and between FI, Fiat Netherlands Holding N.V., a wholly-owned direct subsidiary of FI (“FNH”), DutchCo, a wholly-owned direct subsidiary of FI, and CNH Global N.V. (“CNH”). DutchCo, FI, CNH and FNH are hereinafter jointly referred to as the “Merging Companies”.

A copy of the Merger Agreement is publicly available on the CNH website – “Investors” section (www.cnh.com).

In addition to the cross-border reverse merger of FI with and into DutchCo (the “FI Merger”), the Merger Agreement also relates to:

(i)	the cross-border merger of FNH with and into FI (the “FNH Merger”); and

(ii)	the domestic Dutch merger of CNH with and into DutchCo (“CNH Merger” and, together with the FI Merger, the “Mergers” or the “Transaction”).

All the Merging Companies are part of the FI group: in particular: (i) FNH is a wholly-owned direct subsidiary of FI; (ii) DutchCo is a wholly-owned direct subsidiary of FI; and (iii) CNH is an indirect subsidiary of FI (controlled through FNH which owns approximately 87% of CNH capital stock).

The FI Merger and the CNH Merger represent steps of the same Transaction; therefore, the execution of each Merger shall take place only once all conditions precedent provided for the FI Merger and the CNH Merger are satisfied and all pre-completion steps are taken. The envisaged Transaction implies a corporate reorganization among FI and some of its controlled entities; in particular, such reorganization requires a combination among FI and CNH through a sequence of connected mergers which will result in having the newly incorporated DutchCo as the ultimate incorporating company.

The FNH Merger represents a preliminary step of the overall Transaction and the completion of the FNH Merger is not conditional upon the execution and effectiveness of the FI Merger and the CNH Merger.

Since FI directly owns the whole share capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to Article 2505 of the Italian Civil Code, Article 18 of the Legislative Decree 108 as well as to Section 2:333 of the Dutch Civil Code (the “Dutch Code”). A separate report was prepared by the Board of Directors illustrating the main terms and conditions of the FNH Merger.

In the light of the structure of the envisaged Transaction, this Report was prepared by the Board of Directors having examined and reviewed both the FI Merger and the CNH Merger as a sequence of steps of the same Transaction, taking into consideration the overall impact on FI.

On February 21, 2013, the Board of Directors and the board of directors of FNH approved the common cross- border merger terms relating to the FNH Merger (the “FNH Merger Plan”) and the Board of Directors and the board of directors of DutchCo approved the common cross-border merger terms relating to the FI Merger (the “FI Merger Plan”). On the same date, the board of directors of DutchCo approved the merger proposal relating to the CNH Merger (the “CNH Merger Plan”), which was approved by the board of directors of CNH on February 25, 2013.

The FI Merger Plan will be submitted for approval to the FI shareholders and to DutchCo’s sole shareholder at the relevant extraordinary general meetings.

The CNH Merger Plan will be submitted for approval to the CNH shareholders and to DutchCo’s sole shareholder at the relevant extraordinary general meetings.

Public documents

In connection with the Transaction and pursuant to Article 2501-septies of the Italian Civil Code and Article 70, paragraph 1, of the Issuers’ Regulation, in addition to this Report and to the explanatory notes prepared by DutchCo, the following documents are published pursuant to the applicable laws and regulations and, in particular, the following documents are published on FI website (www.fiatindustrial.com) and made available for inspection at the offices of FI in Turin, Via Nizza 250 for the persons that statutory law enables so to do:

(i)	the FI Merger Plan;

(ii)
the expert report prepared by Reconta Ernst & Young S.p.A. (“RE&Y”) for the benefit of FI pursuant to Article 2501-sexies of the Italian Civil Code and Article 9 of the Legislative Decree 108 (the “FI Expert Report”) and the expert report prepared by BDO Audit & Assurance B.V. for the benefit of DutchCo, pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Code (“DutchCo Expert Report I”) on the exchange ratio for FI shares;

(iii)
the FI financial statements at December 31, 2102 (consisting of the FI yearly financial statements as of December 31, 2012) and the DutchCo financial statements at December 31, 2102, pursuant to Article 2501-quater of the Italian Civil Code and Section 2:314 of the Dutch Code;

(iv)
the 2010 and 2011 yearly financial statements of FI, together with the relevant reports attached thereto (as of the date of this Report, the 2012 yearly financial statements of FI are not approved yet by FI shareholders’ meeting); with regard to DutchCo, no financial statements are made available in the light of the fact that, as of the date of this Report, the first financial year is not closed yet.

The information document to be prepared pursuant to Article 70, paragraph 6, of the Issuers’ Regulation will be published at least 15 calendar days prior to the extraordinary shareholders’ meeting of FI called to resolve upon the FI Merger Plan in accordance with the applicable laws and regulations.

In addition to the above and taking into account the overall Transaction, the following documents will be published through FI corporate website (www.fiatindustrial.com):

(i)	the CNH Merger Plan;

2

(ii)
the expert report prepared by Mazars Paardekooper Hoffman N.V. to the benefit of CNH (the “CNH Expert Report”) and the expert report prepared by BDO Audit & Assurance B.V. to the benefit of DutchCo (“DutchCo Expert Report II”) pursuant to Section 2:328, paragraphs 1 and 2, of the Dutch Code on the exchange ratio for CNH shares;

(iii)	the CNH financial statements at December 31, 2012 pursuant to Section 2:314 of the Dutch Code (consisting of the CNH yearly financial statements as of December 31, 2012);

(iv)
the 2009, 2010 and 2011 yearly financial statements of CNH, together with the relevant reports attached thereto (as of the date of this Report, the 2012 yearly financial statements of CNH are not approved yet by CNH shareholders’ meeting).

Purpose of the Transaction

The main objective of the Transaction is to simplify the FI group’s capital structure by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and subsequently on the Mercato Telematico Azionario. The Board of Directors expects the following benefits from the Transaction:

•	create a single class liquid stock listed on the NYSE and the Mercato Telematico Azionario;

•	build a true peer to the major North American-based capital goods companies in both scale and capital market appeal;

•	increase liquidity and attract new capital goods-focused investor base and analyst coverage in the US;

•	capitalize on scarcity value deriving from being the only significant agricultural equipment player listed in Europe;

•	eliminate CNH illiquidity discount and achieve, over time, a valuation more in line with global capital goods peers;

•	improve credit profile and access a broader liquidity pool.

From a strategic and operational perspective, this Transaction will enable full integration of the businesses controlled by FI, which – once combined – shall represent the third-largest capital goods group in the world by equipment sales, consisting of CNH’s agricultural and construction equipment operations, Iveco trucks and commercial vehicles business and FPT Industrial’s broad variety of powertrain applications. The Board of Directors believes that, as a result of the Mergers, the full integration of the businesses would facilitate unrestricted access to the group’s know-how and the achievement of other benefits, among which:

•	CNH will secure full access to FPT Industrial’s engine know-how;

•
the creation of opportunities for the regional consolidation of Financial Services platforms and the common development of new infrastructures in developing markets; by sharing resources, IT platforms, and leveraging a larger scale of operations the companies will be able to more efficiently use their resources and will be more attractive to funding partners in developing markets;

•
the group will be able to acquire greater scale and fully leverage synergies in key emerging markets such as China, Brazil, and Argentina, translating into a more effective local execution in these countries;

•	FI will be able to leverage increased influence over service and content decisions made at CNH, resulting in more unity and consistency within the FI group.

Finally, this Transaction is expected to increase the group’s flexibility to pursue strategic transactions and reward long-term shareholding.

Exchange ratios

In connection with the FI Merger, the FI shareholders will receive, taking into account the effects of the overall Transaction, one (1) newly allotted share in DutchCo (having a nominal value of Euro 0.01 each) for each ordinary share held in FI (having a nominal value of Euro 1.57 each) (the “FI Exchange Ratio”). No cash consideration will be paid by DutchCo.

3

In connection with the CNH Merger, the CNH shareholders (other than DutchCo, which will be the CNH parent company following completion of the FNH Merger and the FI Merger) will receive 3.828 newly allotted shares in DutchCo (having a nominal value of Euro 0.01 each) for each share held in CNH (having a nominal value of Euro 2.25 each) (the “CNH Exchange Ratio” and, together with the FI Exchange Ratio, the “Exchange Ratios”). No cash consideration will be paid by DutchCo.

The Exchange Ratios, approved by the Board of Directors and by the boards of directors of CNH and DutchCo, will be examined for the purpose of the issuance of the opinion on their fairness by the experts appointed pursuant to Article 2501-sexies of the Italian Civil Code, Article 9 of Legislative Decree 108 and Section 2:328, paragraph 1, of the Dutch Code. For further information on the Exchange Ratios, please refer to Section 3 below.

No consideration, either in cash or otherwise, will be paid by DutchCo to the shareholders of FI in connection with the FI Merger, other than as follows from the FI Exchange Ratio, and no consideration will be paid by DutchCo to the shareholders of CNH in connection with the CNH Merger, except for the CNH Exchange Ratio, as described under Section 8.1 of the CNH Merger Plan.

1.2            Conditions precedent

In addition to the approval by the shareholders of FI and CNH, the obligation by FI to execute the FI Merger and the obligation by CNH to execute the CNH Merger will be subject to the satisfaction of the following conditions precedent:

(i)
DutchCo common shares issuable to the holder of FI ordinary shares and CNH common shares as a result of the Mergers and pursuant to the exercise of any option, restricted share unit, performance unit or share appreciation right of FI and CNH (the “DutchCo Equity Incentives”) shall have been approved for listing on the NYSE, subject to official notice of issuance;

(ii)
no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Transaction in accordance with the Merger Agreement and no order shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Mergers;

(iii)
the registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) filed with the United States Securities and Exchange Commission (“SEC”) shall have been declared effective by the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”); no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or – to the knowledge of FI or CNH – threatened by the SEC;

(iv)
the amount of cash, if any, to be paid (a) to FI shareholders exercising cash exit rights in connection with FI Merger and/or (ii) to any creditors of FI pursuant to any creditor opposition rights proceeding against FI under Italian law, shall not exceed in the aggregate Euro 325 million;

(v)
the 60 day-period following the date upon which the resolution of the FI shareholders’ meeting have been registered with the Companies’ Register of Turin shall have expired or have been earlier terminated pursuant to the posting of a bond by FI sufficient to satisfy FI creditors’ claims, if any, without prejudice to Article 2503 of the Italian Civil Code;

(vi)
RE&Y shall have delivered to FI, in accordance with the applicable provisions of Italian law and applicable laws in the EU, the FI Expert Report with respect to the fairness of the exchange ratio under Section 3 below (a copy of which shall have been provided to CNH as soon as practicable upon delivery thereof to FI);

4

(vii)
Mazars Paardekooper Hoffman N.V. shall have delivered to CNH, in accordance with the applicable provisions of Dutch law and applicable laws in the EU, the CNH Expert Report with respect to the fairness of the exchange ratio under Section 3 below (a copy of which shall have been provided to FI as soon as practicable upon delivery thereof to FI);

(viii)
CNH shall have received an opinion of McDermott Will & Emery LLP or other nationally recognized tax counsel (the choice of such other tax counsel must have been approv ed by the special committee of the board of directors of CNH in its reasonable discretion, the “Special Committee”) and FI shall have received an opinion of Sullivan & Cromwell LLP or other nationally recognized tax counsel, in each case as of the date on which the deed of merger is executed before a civil law notary, residing in the Netherlands (the “Closing Date”), to the effect that CNH Merger will qualify for U.S. Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). In rendering the opinions, each party’s tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of CNH and FI. For the avoidance of doubt, FI and CNH shall not choose to appoint the same tax counsel to render the above opinions;

(ix)	all actions necessary to cause each of the Mergers to become effective shall have been taken by DutchCo, FI, FNH and CNH;

(x)	the obligation of CNH to effect the CNH Merger is subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a)
Representations and warranties of FI. (i) The representations and warranties of FI set forth in the Merger Agreement that are qualified by reference to a material adverse effect (i.e., any change or effect – or any development that insofar as can be foreseen, is reasonably likely to result in any change or effect – that is or is likely to be materially adverse to the business, assets, financial condition or results of operations of FI or CNH, as the case may be, the “Material Adverse Effect”) shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FI set forth in the Merger Agreement that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, this condition precedent shall be deemed to have been satisfied even if any representations and warranties of FI (other than those relating to the organization, standing and corporate power, relating to the capital structure and subsidiaries and those relating to the authority of FI, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of FI to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect;

(b)	each of FI and DutchCo shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

(c)
from the date of execution of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect on FI and its subsidiaries taken as a whole excluding CNH and its subsidiaries, taken as a whole;

5

(xi)	the obligations of FI to effect the FI Merger are subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a)
Representations and warranties of CNH. (i) The representations and warranties of CNH set forth in the Merger Agreement that are qualified by reference to a Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of CNH set forth in the Merger Agreement that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, this condition precedent shall be deemed to have been satisfied even if any representations and warranties of CNH (other than those relating to the organization, standing and corporate power, relating to the capital structure and subsidiaries and those relating to the authority of FI, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of CNH to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect;

(b)	CNH shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;

(c)	from the date of execution of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect on CNH and its subsidiaries taken as a whole.

FI and CNH will communicate to the market information regarding the satisfaction of, or failure to satisfy, the above conditions precedent in accordance with the applicable laws and regulations. In particular, as set forth under the Merger Agreement, the obligation by FI to execute the FI Merger and the obligation by CNH to execute the CNH Merger was subject to the payment of the CNH Dividend (as defined below); to this end, the extraordinary shareholders’ meeting of CNH held on December 17, 2012 resolved upon the amendment of the CNH Articles of Association and the distribution of a special dividend to CNH stockholders in the amount of US$10.00 per common share (the “CNH Dividend”). As a result of the amendment to the Articles of Association, all of the common shares held by FNH were converted into common shares B. Accordingly, on December 28, 2012, the CNH Dividend was only paid to the non-FNH shareholders of CNH, as the holders of the CNH’s regular common shares.

Satisfaction or, to the extent permitted by applicable law, waiver of the conditions precedent set out above, will be evidenced between the Board of Directors and the board of directors of DutchCo in a written statement to be addressed by the Board of Directors to the DutchCo board of directors and vice versa, subject, with respect to FI, to prior approval by the extraordinary shareholders’ meeting of FI, where required.

In addition to the conditions precedent mentioned above, the FI Merger shall not have effect other than after:

(i)
a declaration shall have been received from the local court in Amsterdam, the Netherlands, that no creditor has opposed to the FI Merger pursuant to Section 2:316 of the Dutch Code or, in case of any opposition pursuant to Section 2:316 of the Dutch Code, such declaration shall have been received within one month of the withdrawal of the opposition or the discharge of the opposition having become enforceable; and

(ii)
delivery by the Italian public notary selected by FI of the pre-merger compliance certificate to the Dutch civil law notary, such certificate being the pre-merger scrutiny certificate in the meaning of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies.

6

1.3              Companies participating in the Transaction

1.3.1             FI CBM Holdings N.V.

–	Limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands;

–	official seat in Amsterdam, the Netherlands;

–	principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom;

–	issued share capital: Euro 50,000, fully paid-in, divided into no. 5,000,000 shares, having a nominal value of Euro 0.01 each; and

–	registration number with the Amsterdam Chamber of Commerce (Kamer van Koophandel): 56532474.

DutchCo will be, following completion of each FI Merger and CNH Merger, the incorporating company, will maintain its current legal form and official seat, and will therefore continue to be subject to the laws of the Netherlands.

At the time of completion of the FI Merger, DutchCo will retain its current corporate name, FI CBM Holdings N.V., in conformity with the draft articles of association of DutchCo as attached to the FI Merger Plan in Schedule 3.

However, the board of directors of DutchCo may propose to change DutchCo’s name subject to the authorisation of the shareholders’ meeting to be obtained before the date on which the DutchCo common shares are admitted to trading on the NYSE. If authorised by the shareholders’ meeting, the name of DutchCo will only be changed after the date of completion of the FI Merger. If so approved, the shareholders, creditors and other interested parties will be informed on the new name through publication on the corporate website of FI as soon as possible and, in any case, in time for communication of the new name to FI shareholders at the relevant extraordinary shareholders’ meeting which will resolve upon the FI Merger.

1.3.2              Fiat Industrial S.p.A.

–	Joint stock company (società per azioni) organized under the laws of the Republic of Italy;

–	registered office in Turin, Via Nizza 250;

–	share capital: Euro 1,919,433,144.74, fully paid-in, divided into no. 1,222,568,882 ordinary shares, having a nominal value of Euro 1.57 each and listed on the Mercato Telematico Azionario; and

–	VAT code, tax code and registration number with the Companies’ Register of Turin: 10352520018.

1.3.3             CNH Global N.V.

–	Public company (naamloze vennootschap) incorporated under the law of the Netherlands;

–	official seat in Amsterdam, the Netherlands;

7

–	principal office address at Schiphol Boulevard 217, WTC Airport, 1118 BH Schiphol, the Netherlands;

–	issued share capital as of January 31, 2013: Euro 545,647,689, fully paid-in, divided into no. 242,510,084 shares, having a nominal value of Euro 2.25 each and listed on the NYSE;

–	registration number with the Amsterdam Chamber of Commerce (Kamer van Koophandel): 33283760;

–	tax code: NL805049873; and

–	VAT code: NL805049873 B01.

2	VALUES ATTRIBUTED TO FI AND CNH IN THE TRANSACTION FOR THE PURPOSE OF DETERMINING THE EXCHANGE RATIOS

2.1           Introduction

The Mergers will be carried out on the basis of the financial statements at December 31, 2012 for FI, CNH and DutchCo (as far as FI and CNH are concerned, the financial statements are the relevant 2012 yearly financial statements). The value of the assets and liabilities to be transferred to DutchCo as of the FI Effective Date will be determined on the basis of the relevant accounting net value as of the FI Effective Date. These assets and liabilities of FI are indicated as of December 31, 2012 in the financial statements prepared by the Board of Directors, it being understood that said financial statements are the 2012 yearly financial statements of FI.

For the purposes of the determination of the Exchange Ratios, the Board of Directors, the boards of directors of CNH and DutchCo, with the assistance of the respective financial advisors (i.e. Goldman Sachs International with respect to FI and J.P. Morgan and Lazard – who issued a fairness opinion on the Transaction – with respect to CNH), carried out a valuation with respect to the relevant Merging Companies, as described in Section 2.2. below.

2.2            Valuation approach and methodologies

In the context of a merger, the objective of the board of directors’ valuation is to estimate relative (rather than absolute) equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

Best practice requires that companies involved in the merger are valued on the basis of consistent criteria, in order for the results of the relative valuation analysis to be fully comparable.

Moreover, the relative values of FI and CNH have been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Mergers.

Taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of the two companies and their listed status and finally the fact that FI already controls CNH, the following methodologies were applied by the FI Board of Directors:

•	analysis of market prices and premia paid in precedent transactions;

•	market multiples.

In the light of all the above and for the purpose of the analysis, the Board of Directors is not presenting absolute values attributed to FI and CNH but only the Exchange Ratios resulting from the estimate of relative values.

8

2.3           Description of the valuation methodologies

Analysis of market prices

The analysis of market prices allows identifying the equity value of a company with the market value, i.e. the value recognized by the stock market where the shares are traded.

The methodology consists in valuing the shares of the company on the basis of the market price at a certain date or the average share price, registered on the stock exchange where the shares are traded, over a certain timeframe.

In particular, the choice of the timeframe used to compute the average needs to achieve a balance between the mitigation of possible short term volatility (a longer time horizon would be preferable) and the need to reflect the most recent market conditions and situation of the valued company (only recent prices should be considered).

Furthermore, the selected timeframe should only include prices which have not been influenced by rumors on the potential transaction or other distortive information (“undisturbed” prices).

Analysis of premia paid in precedent transactions

This methodology is based on the analysis of the premia to the trading share prices paid in precedent transactions.

The analysis need to take into consideration appropriate elements of comparability when selecting precedent transactions: (i) the business or industry in which the target company is active, (ii) the stock market where it is listed, (iii) the existence of a majority shareholder or (iv) the stake to be acquired through the contemplated transaction represent some of the criteria relevant for the selection.

Furthermore, precedent premia have to be computed with respect to undisturbed trading prices to ensure significance and comparability of the analysis; the selected premium is then applied to the valued company undisturbed share price.

Analysis of market multiples

The market multiples methodology assumes that the value of a company can be determined by using market information for companies with similar characteristics as the one being valued.

The methodology derives the value of a company from the market valuation of comparable companies, and in particular determining the ratio between comparable companies’ market values and certain financial metrics (e.g. revenues, EBITDA, earnings, cash flows) and then applying the determined multipliers to the corresponding financial figures of the company being valued in order to determine its value.

The main steps in the application of this methodology are: (i) the definition of the reference sample of comparable companies; (ii) the choice of the appropriate multiples; (iii) the calculation of the multiples for the comparable companies and identification of the range of values to be applied to the company being valued; and (iv) application of the determined multiples to the corresponding financial figures of the company being valued.

Calculation of the multiples requires the observation of the market value of a company, which can either be the equity value or the enterprise and the identification of a consistent financial metric. Furthermore, companies’ financial metrics and values have to be appropriately adjusted in order to ensure that multiples are calculated consistently across all companies in the sample, taking into account – if necessary – differences in accounting policies, financial structure etc.

9

3	EXCHANGE RATIOS ESTABLISHED AND CRITERIA ADOPTED TO DETERMINE THE RATIOS

3.1            Introduction

The combination of FI and CNH will be accomplished through the merger of, respectively, FI and CNH with and into DutchCo and the concurrent issuance of DutchCo shares to FI and CNH shareholders (other than DutchCo, which will be the parent company following the completion of the FNH Merger and of the FI Merger), in exchange for shares to be cancelled.

On the basis of the assumption that the FI shareholders would receive one (1) DutchCo share for each FI ordinary share owned and cancelled, the Board of Directors analysed, in the context of the overall Transaction, the relative valuation of FI and CNH, aimed at determining the exchange ratio between CNH shares and FI shares or, equivalently (given the exchange ratio of one DutchCo share for each FI share), between CNH shares and DutchCo shares.

3.2           Application of the selected methodologies

Analysis of market prices and premia paid in precedent transactions

The first step in the analysis of market prices related to the identification of undisturbed prices. For this reason, closing prices following April 4, 2012 have been ignored, April 4, 2012 being the last trading day before the extraordinary meeting of FI held on April 5, 2012, during which the matter of a potential restructuring of FI/CNH group structure and elimination of the CNH minorities was first raised publicly by the Chairman of FI.

With reference to the timeframe of the analysis, 1-month and 3-month averages to April 4, 2012 have been taken into consideration in addition to the spot prices as of April 4, 2012.

The table below shows the spot CNH Exchange Ratio as of April 4, 2012 and the 1-month and 3-month average of the Exchange Ratio to April 4, 2012. In order to calculate the CNH Exchange Ratio, CNH market prices have been converted into Euros, on a daily basis, at the EUR/USD closing exchange rate.

Analysis of Market Prices – Exchange Ratio
April, 4 2012	3.890x
1-month average	3.828x
3-month average	4.127x

Market data source: Bloomberg – closing prices

The Board of Directors has then taken into consideration premia paid in precedent transactions.

The Board of Directors has deemed appropriate to recognize a premium to CNH minorities in consideration of the expected benefits of the Transaction, which can only be achieved through the completion of the Mergers, among which: (i) simplification of group structure, (ii) presentation to the market of DutchCo as major integrated capital goods player, (iii) improved access to the US capital markets and (iv) as a consequence of these and other benefits, creation of a better platform from which to pursue strategic growth opportunities (for an in-depth analysis of expected benefits refer to Section 1 above).

In order to ensure the required comparability, precedent transactions considered consist of a set of offers to minority shareholders of NYSE-listed companies, starting from 2005.

The table below shows the average and median premium paid in the set of transactions considered.

10

Premia Paid in Precedent Transactions
Premia Average	26.6%
Premia Median	26.3%

Source of data for the calculation: Thomson Reuters, Factset, public information

Market multiples

The Board of Directors has applied the market multiples methodology in order to compare the implied CNH multiples with those of comparable companies active in the capital goods industry, valuing CNH equity on the basis of the terms of the final offer extended to CNH’s Special Committee on November 19, 2012.

The comparison between CNH implied multiples (calculated assuming the current net cash position of CNH and also on the basis of a normalized net financial position to take into account the difference between cash and debt yields) and the peers’ market multiples, gave comfort to the Board of Directors as CNH implied multiples resulted lower or broadly in line with the peers’ multiples.

3.3            Exchange Ratios established

Considering the results of the valuation methodologies applied, the Board of Directors has resolved to propose the FI Exchange Ratio of one DutchCo share for each FI ordinary share and the board of directors of CNH and DutchCo have resolved to propose the CNH Exchange Ratio of 3.828 new DutchCo shares for each CNH common share; the payment of a US$10 extraordinary dividend for each CNH common share, paid in cash prior to, and irrespective of, the completion of the overall Transaction, has been resolved by the extraordinary shareholders’ meeting of CNH and the CNH Dividend was paid to the CNH shareholders other than FNH as indicated under Section 1.2 above. A US$10 dividend per CNH common share implies a 25.6% premium on the implicit value of the CNH Exchange Ratio1.
3.4           Difficulties and limits faced in evaluating the share Exchange Ratios

Pursuant to Article 2501-quinquies of the Italian Civil Code, for the purpose of the valuation analysis described above, the (i) particular characteristics of the Merging Companies and (ii) the typical challenges arising from the application of the valuation methodologies adopted to determine the Exchange Ratios, have been taken into account.

In particular:

a)
the analysis of market prices and premia paid in precedent transactions triggers certain valuation challenges, including: (i) notwithstanding the different timeframes considered in the analysis, insufficient liquidity and/or market volatility driven by events which are not strictly related to the specific securities may affect market prices; (ii) the set of precedent transactions has been selected taking into account elements of comparability to the contemplated transaction; however, any transaction presents its own specific features and characteristics;

b)
the analysis of market multiples is based on a sample of companies operating in the capital goods industry; the Board of Directors believes that this sample represents the best reference benchmark from a comparative perspective. However, each of these companies has its own characteristics and features and none of the selected companies can be considered entirely comparable to the valued company.

________________
1	Implied value calculated on the basis of prices as of November 16, 2012, the last trading day before the submission of FI’s final offer to the Special Committee of CNH.

11

4	ALLOCATION OF SHARES IN DUTCHCO TO THE SHAREHOLDERS OF FI AND CNH AND DATE OF DISTRIBUTION ENTITLEMENT

Upon completion of the Transaction, DutchCo will issue common shares having a nominal value of Euro 0.01 each, for allocation to the shareholders of FI and to shareholders of CNH (other than DutchCo, which will be the parent company following the completion of the FNH Merger and of the FI Merger), in exchange for their existing shares of FI and CNH, on the basis of the established Exchange Ratios, as specified under Section 3 above (the “DutchCo Common Shares”).

The assigned DutchCo Common Shares – to be listed on the NYSE and subsequently on the Mercato Telematico Azionario – will be issued in dematerialized form and delivered to shareholders through the centralized clearing system with effect from the FI Merger Effective Date and the CNH Merger Effective Date, as the case may be (as defined in Section 5 below). Further information on the conditions and procedure for allocation of the assigned DutchCo Common Shares shall be included in a notice published on the websites of FI and CNH, as well as on the daily newspaper La Stampa. The shareholders of FI and CNH will bear no costs in relation to the exchange.

No fractional DutchCo Common Shares shall be allotted to the CNH shareholders as part of the CNH Exchange Ratio. DutchCo will appoint an intermediary to pay the relevant amount to those holders of DutchCo’s Common Share who would have been entitled to receive fractional DutchCo Common Shares.

As a result of the Transaction, the shares held by FI in DutchCo and all CNH shares will be cancelled by operation of Italian and Dutch law and all the existing business activities, shareholdings and other assets of FI and CNH will be transferred to DutchCo. The DutchCo Common Shares issued in relation to the exchange will be entitled to a regular dividend as from January 1, 2013.

As better explained in the FI Merger Plan and its annexes, in connection with the Transaction, immediately upon the FI Merger Effective Date and the CNH Merger Effective (as defined below under Section 5), as the case may be, DutchCo will issue special voting shares with a nominal value of Euro 0.01 each, to those eligible shareholders of FI and CNH, as the case may be, who elect to receive such special voting shares upon completion of FI Merger and CNH Merger respectively in addition to DutchCo Common Shares they will receive, provided they meet the conditions described in greater detail in the DutchCo Articles of Association as attached to the FI Merger Plan and the Special Voting Share Terms as defined in and attached to the Merger Agreement, to be made available on the FI corporate website.

The special voting shares will be assigned to those FI and CNH shareholders who shall have complied with certain requirements, including – without limitation: (i) the requirement to have been present or represented (by proxy) at the relevant extraordinary shareholders’ meeting of FI or, as the case may be, at the extraordinary shareholders’ meeting of CNH resolving upon the relevant Merger; (ii) the requirement to hold common shares in the share capital of FI or CNH, as the case may be, continuously from the record date concerning the extraordinary shareholders’ meeting of FI or the record date concerning the extraordinary shareholders’ meeting of CNH to the FI Merger Effective Date or the CNH Merger Effective Date respectively; (iii) the requirement to submit a duly completed form (requesting DutchCo to register some or all of the DutchCo Common Shares to be acquired by such person on the occasion and as a result of the FI Merger or CNH Merger in the Loyalty Register, as defined below, and applying for a corresponding number of special voting shares) together with a duly completed power of attorney; and (iv) the requirement to submit an initial broker confirmation statement (attesting the uninterrupted holding of FI or CNH common shares from the record date concerning the extraordinary shareholders’ meeting of FI or the record date concerning the extraordinary shareholders’ meeting of CNH to the FI Merger Effective Date or the CNH Merger Effective Date respectively) on or prior to the FI Merger Effective Date or CNH Merger Effective Date.

12

The common shares of DutchCo in respect to which special voting shares are allocated (“Qualifying Common Shares”) will be registered in a separate register (the “Loyalty Register”) of DutchCo and, for so long as they remain in such register, such Qualifying Common Shares cannot be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance.

Following the completion of the Transaction, DutchCo eligible shareholders seeking to qualify to receive special voting shares can also request to have their DutchCo Common Shares registered in the Loyalty Register by submitting a specific request to this end. As per the date on which a DutchCo Common Share has been registered in the Loyalty Register in the name of one and the same shareholder or its loyalty transferee for an uninterrupted period of 3 years, such DutchCo Common Share will become a Qualifying Common Share and the holder thereof will be entitled to acquire one special voting share in respect of such Qualifying Common Share, provided they meet the conditions described in greater detail in the documents referred to above.

5	EFFECTIVENESS OF THE TRANSACTION FOR THE PURPOSES OF THE DUTCHCO FINANCIALS STATEMENTS

Pursuant to Article 15 of Legislative Decree 108 and Section 2:318 of the Dutch Code and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, the FI Merger will be effective at 00.00 CET following the date on which the FI deed of merger is executed before a civil law notary, residing in the Netherlands (the “FI Merger Effective Date”). As per the FI Merger Effective Date, FI will cease to exist as standalone legal entity and DutchCo will acquire, under universal succession, all the assets and liabilities, real and movable assets, tangible and intangible assets belonging to FI. The Amsterdam Chamber of Commerce will subsequently inform the Companies’ Register of Turin as to the effectiveness of the FI Merger.

The assets, liabilities and other legal relationships of FI will be reflected in the accounts and other financial reports of DutchCo as of January 1, 2013 and therefore the accounting effects of the Transaction will be recognized in DutchCo’s accounts from that date.

Pursuant to Section 2:318 of the Dutch Code and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, the CNH Merger will be effective at 00.00 CET following the date on which the CNH deed of merger is executed before a civil law notary, residing in the Netherlands (the “CNH Merger Effective Date”), provided that said CNH merger deed will be executed on the FI Merger Effective Date. As per the CNH Merger Effective Date, CNH will cease to exist as standalone legal entity and DutchCo will acquire, under universal succession, all the assets and liabilities, real and movable assets, tangible and intangible assets belonging to CNH.

The assets, liabilities and other legal relationships of CNH will be reflected in the accounts and other financial reports of DutchCo as of January 1, 2013, and therefore the accounting effects of the Transaction will be recognized in DutchCo’s accounts from that date.

On the basis of the above, the FI Merger Effective Date and the CNH Merger Effective Date are expected to occur during 2013. DutchCo’s Common Shares issued as of the FI Merger Effective Date and the CNH Merger Effective Date, as the case may be, will bear rights as of January 1, 2013 and, therefore, the rights to dividends, if any are declared, shall accrue for the benefit of shareholders of DutchCo Common Shares as of January 1, 2013.

13

6            ACCOUNTING TREATMENT APPLICABLE TO THE TRANSACTION

FI prepares its consolidated financial statements in accordance with IFRS, while CNH prepares its consolidated financial statements in accordance with U.S. GAAP. Following the Mergers, DutchCo will prepare its consolidated financial statements in accordance with IFRS. Under IFRS, the Transaction consists of a reorganization of existing legal entities which does not give rise to any change of control and the acquisition of shares held by CNH’s minority shareholders and FI’s shareholders in exchange for newly- issued shares in DutchCo, whose entire share capital is currently held by FI; therefore, the Transaction is outside the scope of application of IFRS3 – Business Combinations. Accordingly, the assets and liabilities of FI and CNH will be recognized by DutchCo at the carrying amounts recognized in the consolidated financial statements of FI prior to the Transaction.

Any difference between the fair value of the newly-issued shares in DutchCo and the carrying value of the non-controlling interests attributable to the minority shareholders of CNH will also be recorded as an equity transaction.

As anticipated, pursuant to Section 2:321 of the Dutch Code, the accounting effects of the Transaction will be recognized in DutchCo’ accounts from January 1, 2013.

7            TAX IMPACTS OF THE TRANSACTION FOR DUTCHCO

From a tax perspective, the FI Merger should be qualified as a cross-border merger transaction within the meaning of Article 178 of the DPR no. 917 of 1986 (“CTA”), implementing the Directive 90/434/EC dated July 23, 1990. Following the Transaction, DutchCo intends to maintain a permanent establishment in Italy, to which the direct shareholdings owned by FI prior to the FI Merger in the Italian subsidiaries will be assigned.

The FI Merger is tax neutral with respect to the FI’s assets that will remain connected with the Italian permanent establishment. Conversely, such FI Merger will trigger the realization of capital gains or losses embedded in FI’s assets that will not be connected with the Italian permanent establishment. A decree allowing to suspend the taxation of capital gains or losses embedded in transactions triggering the change of the tax residence in an EU country pursuant to Article 166 of the CTA is going to be enacted. Nevertheless, on the basis of the current positions, such rules will likely exclude cross-border merger transactions from the suspension’s benefit. The regulations relating to the tax residence’s transfer will be monitored and subject to further evaluations as to the applicability of the suspension’s benefit for the capital gains or losses embedded in cross-border mergers.

A mandatory ruling request should be submitted to the Italian tax authorities in respect of the FI Merger, in order to ensure the continuity, via the Italian permanent establishment, of the fiscal unit currently in place between FI and FI Italian subsidiaries. The outcome of such ruling request is uncertain. It is possible that the carriedforward tax losses generated by the fiscal unit would become restricted losses and they could not be used to offset the future taxable income of the fiscal unit. In addition, it should be noted that no receivables were registered on carriedforward tax losses in relation to positive deferred taxes.

According to Italian tax laws, the FI Merger will not trigger any taxable event for Italian income tax purposes for FI Italian shareholders and the tax value of FIl shares will be assigned folloing the FI Merger to DutchCo’s shares.

The FI Merger will not trigger any material impact on the absorbing Dutch company, DutchCo.

8	SHAREHOLDER STRUCTURE AND CONTROL OF DUTCHCO SUBSEQUENT TO THE TRANSACTION

The following table shows the current percentage interest of major shareholders in FI and CNH (i.e., shares representing 2% or more of voting rights) as of January 31, 2013 on the basis of the publicly available information and taking into account the relevant regulations applicable to CNH.

14

FI shareholders (*)%
Exor S.p.A.	30.013%
Harris Associates LP	5.027%
Fiat S.p.A.	2.799%
Government of Singapore Investment Corporation Pte Ltd	2.548%
Other shareholders (**) (***)	56.83%
CNH shareholders
FNH	87.42%
Other shareholders (***)	12.58%
(*)	FI owns no. 8,559 treasury shares representing 0.0007% of its share capital.
(**)
Reports by shareholders to the company and Consob may be not updated and, in particular, in certain cases have not been adjusted to reflect the conversion of FI saving shares and preference shares effective as of May 21, 2012.

(***)	“Other shareholders” includes directors owning shares of FI or CNH, as the case may be.

The following table shows the expected percentage interest of major shareholders in DutchCo (i.e., shares representing 2% or more of voting rights) following the FI Merger Effective Date and CNH Merger Effective Date, respectively, on the basis of the publicly available information and taking into account the relevant regulations applicable to CNH. The calculation is based on the proposed Exchange Ratios and on the assumption that share ownership in FI and CNH remain unchanged until that dates. The calculation has been made regardless of the effect deriving from the allocation of the special voting shares. For information regarding the special voting shares issued by DutchCo and the relevant impact on the DutchCo shareholding structure, please refer to Section 4 above.

DutchCo’s shareholders	%
Exor S.p.A.	27.397%
Harris Associates LP	4.589%
Fiat S.p.A.	2.555%
Government of Singapore Investment Corporation Pte Ltd	2.326%
Total other shareholders	63.133%

9            EFFECT OF THE TRANSACTION ON SHAREHOLDER AGREEMENTS

On December 11, 2012, an agreement was entered into between Exor S.p.A. and CNH and such agreement was then published; this agreement provides for the obligation by Exor S.p.A. towards CNH to attend and favorably vote at any shareholders’ meeting of FI called to resolve upon the Transaction.

On the basis of the publicly available information, it is, therefore, assumed that the Transaction may not have an impact on such agreement.

15

10	EVALUATIONS ON THE CASH EXIT RIGHTS – SHAREHOLDERS ENTITLED TO EXERCISE CASH EXIT RIGHTS

FI shareholders who do not vote in favor of the FI Merger Plan will be entitled to exercise their cash exit rights pursuant to:

(i)	Article 2437, paragraph 1, letter (c) of the Italian Civil Code, given that FI’s registered office is to be transferred outside Italy;

(ii)	Article 2437-quinquies of the Italian Civil Code, given that FI’s shares will be delisted; and

(iii)	Article 5 of Legislative Decree 108, given that DutchCo is organized and managed under the laws of a country other than Italy (i.e., the Netherlands).

Given that those events will only occur upon the execution of the Transaction, as stated in the FI Merger Plan, the exercise of the cash exit rights by FI shareholders is conditional upon the Transaction becoming effective.

Pursuant to Article 2437-bis of the Italian Civil Code, qualifying shareholders may exercise their cash exit rights, in relation to some or all of their shares, by sending a notice via registered mail (the “Notification”) to the registered offices of FI no later than 15 days following registration of the resolution approving the Merger Plan with the Companies’ Register of Turin. Notice of the registration will be published on the daily newspaper La Stampa and on the corporate website of FI.

In addition to the conditions/instructions provided below and the provisions of Article 127-bis of Legislative Decree no. 58/1998, shareholders exercising their cash exit rights must deliver the specific communication to be issued by an authorized intermediary stating the continuous ownership of the shares on which the shareholder has exercised his cash exit right immediately prior to the relevant general meeting at which the resolution triggering the cash exit rights was passed being held up to the date of the Notification. Further details to exercise the withdrawal right will be provided to FI shareholders in accordance with the applicable laws and regulations.

Subject to the Transaction becoming effective, the redemption price payable to shareholders exercising the cash exit right will be determined pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code; in accordance with such provision, the redemption price will represent the arithmetic average of the daily closing price of FI’s ordinary shares for the 6-month period prior to the date of publication of the notice calling the FI extraordinary general meeting to vote on the FI Merger Plan. FI will provide shareholders with information relating to the redemption price in accordance with the applicable laws and regulations.

Following expiry of the period during which the cash exit rights may be exercised, once the Transaction has become effective, settlement of the shares submitted for redemption will proceed in accordance with the procedures indicated in Article 2437-quater of the Italian Civil Code.

As anticipated, the exercise of the cash exit rights by qualifying FI shareholders will be subject to the completion of the Transaction. Accordingly, if the aforesaid conditions are not met, the offer and the possible subsequent redemption of the relevant exit shares by FI will not take place or become effective, unless the conditions precedent are waived (to the extent possible).

11	IMPACT OF THE TRANSACTION ON SHAREHOLDERS, CREDITORS AND EMPLOYEES

Pursuant to Article 8 of the Legislative Decree 108, the impact of the FI Merger with and into DutchCo with respect the current FI’s shareholders, creditors and employees is described below.

16

11.1            Impact of the Transaction on the shareholders

As to the new shareholder structure and control of DutchCo subsequent to the Transaction, please refer to Section 8 above, while as to the tax impacts on shareholders, please refer to Section 7 above.
With respect to the rights and obligations of a shareholder of a Dutch company (i.e., DutchCo), whose shares are listed on the NYSE and on the Mercato Telematico Azionario, please refer to the DutchCo Articles of Association attached to the FI Merger Plan.

11.2            Impact of the Transaction on creditors

FI creditors whose claims preceed the registration of the FI Merger Plan with the Companies’ Register of Turin will be entitled to oppose the FI Merger pursuant to Article 2503 of the Italian Civil Code within 60 days of the registration provided for by Article 2502-bis of the Italian Civil Code, unless such period is terminated earlier pursuant to the posting of a bond by FI sufficient to satisfy FI creditors’ claims, if any, without prejudice to Article 2503 of the Italian Civil Code. Also in case of opposition, the competent Court – if it deems the risk of prejudice to creditors ungrounded or where the company has posted a bond sufficient to satisfy creditors’ claims – may nonetheless authorize the Mergers despite the opposition, pursuant to Article 2503 of the Italian Civil Code.

DutchCo creditors have the right to oppose the proposed FI Merger and CNH Merger by filing a formal objection to the FI Merger Plan or the CNH Merger Plan with the local court of Amsterdam, the Netherlands pursuant to Section 2:316 of the Dutch Code, within a period of one month starting the day following the day of public announcement of the filing of the FI Merger Plan or CNH Merger Plan as the case may be in a newspaper with national circulation in the Netherlands. DutchCo must provide sufficient security to any opposing creditor unless the court finds that the opposing creditor has not sufficiently proven that the financial state of the incorporating company (i.e., DutchCo) will provide less safeguard that its claim will be settled than before the FI Merger or the CNH Merger. If creditor’s opposition was filed in time (i.e., before the end of the month period) the notarial deed of merger may not be executed unless the court ruling to release the oppostion has immediate effect or the opposition was withdrawn.

CNH creditors have the right to oppose the proposed CNH Merger by filing a formal objection to the CNH Merger Plan with the local court of Amsterdam, the Netherlands pursuant to Section 2:316 of the Dutch Code, within a period of one month starting the day following the day of public announcement of the filing of the CNH Merger Plan in a newspaper with national circulation in the Netherlands. DutchCo must provide sufficient security to any opposing creditor unless the court finds that the opposing creditor has not sufficiently proven that the financial state of the incorporating company (i.e., DutchCo) will provide less safeguard that its claim will be settled than before the CNH Merger. If creditor’s opposition was filed in time (i.e., before the end of the month period) the notarial deed of merger may not be executed unless the court ruling to release the oppostion has immediate effect or the opposition was withdrawn.

11.3            Impact of the Transaction on employees

Article 19 of Legislative Decree 108 regulating participation of employees is not applicable to the Transaction as the incorporating company is non an Italian company (i.e., DutchCo) and none of FI, DutchCo, CNH and FNH are managed under an employee participation system pursuant to Article 2(1)(m) of the Legislative Decree no. 188 of August 19, 2005 or in the meaning of EU Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies. FI will carry out the consultation procedure set out under Article 47 of Italian Law no. 428 of December 29, 1990, as amended. Additionally, in accordance with the provisions of Article 8 of Legislative Decree 108, this Report will be made available to FI’s employees at least 30 days prior to the final approval of the FI Merger.

FI has adopted a stock grant plan named “Fiat Industrial Long Term Incentive Plan”. For each right held, the beneficiaries of said stock grant plan shall be awarded a comparable right with respect to an equitable number of DutchCo Common Shares.

17

CNH has issued certain restricted share units, performance share units, options and other equity awards to directors, managers and employees of its group companies under the CNH equity incentive plan and the directors’ compensation plan (the “CNH Equity Rights)”. In connection with the CNH Merger and with effect from the CNH Merger Effective Date, the CNH Equity Rights will be awarded comparable rights to an appropriate number of DutchCo Common Shares, taking into account the applicable Exchange Ratio and the payment of the CNH Dividend (in this respect, on January 28, 2013, CNH approved required equitable adjustments to outstanding CNH Equity Rights relating to the reduction of the exercise prices and the increase of (i) number of outstanding shares for stock options and (ii) number of unvested shares for performance shares and restricted shares, to maintain the pre-dividend fair value).

12 PROPOSED RESOLUTION

The proposed resolution is attached to this Report.

* * * * *

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

18

Proposal of resolution

The extraordinary shareholders’ meeting of

“Fiat Industrial S.p.A.”,

resolves

1)
to approve the common cross-border merger plan relating to the merger by absorption of “Fiat Industrial S.p.A.” with and into its wholly-owned subsidiary “FI CBM Holdings N.V.”, with official seat in Amsterdam, the Netherlands, registered with the Amsterdam Chamber of Commerce under no. 56532474, that, as a result of the merger:

a)
will cancel all the 5,000,000 (five million) shares with a nominal value of Euro 0.01 (zero Euro cent) each, owned by the absorbing company, and will issue up to no. 1,222,568,882 (one billion two hundred twenty-two million, five hundred sixty-eight thousand eight hundred eighty-two) new common shares with a nominal value of Euro 0.01 (zero Euro cent) each, entitling to the relevant rights effective as of January 1st, 2013, to be allotted, in dematerialized form, in favour of the shareholders of the absorbed company, other than the company itself, with an exchange ratio of no. 1 (one) new share for each share held, without any cash consideration, save for the cash exit right pursuant to Articles 2437, first paragraph letter c) and 2437-quinquies of the Italian Civil Code and pursuant to Article 5 of Legislative Decree 108/2008;

b)
will issue special voting shares with nominal value of Euro 0.01 (one Euro cent) each, to be allotted to the eligible shareholders of the absorbed company, other than the company itself, who opted to receive such special voting shares in addition to the common shares, it being understood that such shares will not be part of the exchange ratio;

all as reported in the by-laws of the absorbing company attached as annex no. 3 to the merger plan;

2)
to establish that the merger by absorption of “Fiat Industrial S.p.A.” with and into its wholly-owned subsidiary “FI CBM Holdings N.V.” and the payment of the cash exit rights referred to under no. 1) above shall occur only if, before the execution of the merger deed, the conditions precedent set forth under Section 17 of the merger plan – published pursuant to the applicable laws and regulations together with the relevant documentation – have been satisfied (or waived, to the extent permitted by applicable laws);

3)
to acknowledge that, after the above mentioned merger, “FI CBM Holdings N.V.” will merge by absorbing its subsidiary “CNH Global N.V.”, with official seat in Amsterdam, the Netherlands, registered with the Amsterdam Chamber of Commerce under no. 33283760, by issuing, in a dematerialized form, common shares to be allotted to the shareholders of “CNH Global N.V.”, other than the absorbing company, with an exchange ratio of no. 3.828 (three point eight hundred twenty-eight) new common shares, entitling to the relevant rights as of January 1st, 2013, for each share held in “CNH Global N.V.”, without any cash consideration;

4)
to grant the Board of Directors with any and all authority and power necessary or even only appropriate in order to waive the satisfaction of the conditions precedent to the effectiveness of the merger, as indicated in the merger plan, with the sole exclusion of the conditions precedent set forth by Section 17.1 no. (i), (ii), (iii), (v), (vi), (vii), (viii) and (x) and by paragraph 17.2 of the same merger plan, whose satisfaction shall be considered to be not waivable by the board of directors of the company;

19

5)
to grant the current members of the Board of Directors, severally and not jointly, having the power and authority to appoint special attorneys to this end, with all the other necessary powers in order to execute the merger, in compliance with the applicable laws and the contents of the above mentioned merger plan, with the power and authority – in particular – to verify and ascertain the satisfaction of each condition precedent referred to under the merger plan and to issue and sign deeds and statements with reference to this satisfaction, to establish the effects of the transaction, to execute and sign deeds and documents in general and to carry out everything is deemed necessary or even only appropriate in order to properly execute the transaction.

20

Schedule 2

BOARD REPORT TO COMMON CROSS-BORDER MERGER TERMS DRAWN UP BY THE BOARD OF DIRECTORS OF:

FI CBM HOLDINGS N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (DutchCo).

1.            CONSIDERING THAT:

1.1
The boards of directors of DutchCo and Fiat Industrial S.p.A. (FI) have drawn up Common Cross-Border Merger Terms in order to establish a cross-border legal merger within the meaning of the provisions of EU Directive 2005/56/EC of the European Parliament and Council of October 26, 2005 on cross-border mergers of limited liability companies, implemented for Dutch law purposes under Title 2.7 of the Dutch Civil Code (the DCC) and transposed into Italian law by Italian Legislative Decree no. 108 of May 30, 2008 (Legislative Decree 108), whereby FI will cease to exist and DutchCo will acquire all assets and assume all liabilities of FI under universal title of succession (verkrijging onder algemene titel) (the FI Merger), also on the basis of the terms and conditions of the merger agreement executed by and between DutchCo, FI, CNH Global N.V. (CNH) and Fiat Netherlands Holding N.V. (FNH) and dated November 25th 2012 (the Merger Agreement).

1.2
In addition to the FI Merger, the Merger Agreement also relates to (i) the cross-border legal merger of FNH with and into FI (the FNH Merger) and (ii) the domestic Dutch law legal merger of CNH with and into DutchCo (the CNH Merger). The FI Merger and the CNH Merger and the related arrangements in the Merger Agreement will hereinafter be referred to as the Transaction, and DutchCo, FI, CNH and FNH are hereinafter jointly referred to as the Merging Companies.

1.3
In accordance with the terms of the Merger Agreement, the Common Cross-Border Merger Terms have been prepared based on the assumption that all three mergers referred to in Section 1.12 above, will be executed as follows:

1.
the FNH Merger represents a preliminary step in the overall Transaction and will be completed regardless of the completion of said overall Transaction, on a certain day prior to the day on which the notarial deed in respect of the FI Merger (the FI Merger Deed) will be executed;

2.
pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Italian Legislative Decree 108 and Section 2:318 of the DCC, the FI Merger shall be executed in accordance with the relevant provisions of Dutch law and as such will become effective at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, officiating in the Netherlands (the FI Merger Effective Date); and

3.
the CNH Merger will be the final merger. The notarial deed relating to the CNH Merger will be executed on the date on FI Merger Effective Date. In accordance with the relevant provisions of Title 2.7 of the DCC, the CNH Merger will become effective at 00.00 AM CET following the FI Merger Effective Date (the CNH Merger Effective Date).

1.4
In the light of the structure of the envisaged Transaction, this board report was prepared by the board of directors of DutchCo having examined and reviewed both the FI Merger and the CNH Merger as a sequence of steps of the same Transaction, taking into consideration the overall impact on FI and DutchCo.

2.            REASONS FOR THE CROSS-BORDER MERGER

The Board considers the FI Merger to be necessary for the following reasons:

(a)	Corporate structure

The main purpose of the Transaction is to streamline the corporate structure of the FI group. Following completion of the Transaction, all existing business activities, shareholdings and other assets belonging to, as well as liabilities pertaining to FI, FNH and CNH will be consolidated into (or controlled by, as the case may be) one single legal entity (i.e., DutchCo).

(b)	Capital structure

FI is currently listed on the Mercato Telematico Azionario organised and managed by Borsa Italiana S.p.A. (Mercato Telematico Azionario) and CNH is listed on the New York Stock Exchange (NYSE). The Transaction is also intended to simplify the capital structure of the FI group by creating a single class of liquid stock listed on the NYSE and on the Mercato Telematico Azionario. Completion of the Transaction will be subject to, inter alia, approval for listing of the common shares of DutchCo (the DutchCo Common Shares) on the NYSE. To this end, DutchCo shall prepare and file: (i) with the United States Securities and Exchange Commission (the SEC) a registration statement on Form F-4 (together with all amendments thereto, the Registration Statement), in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the Securities Act) of DutchCo’s Common Shares and DutchCo’s special voting shares and (ii) with the NYSE a listing application for the listing of DutchCo’s common shares.

In addition, an equivalent document (documento di equivalenza) will be prepared and submitted to the supervisory authority in order to obtain the authorization to publish such equivalent document in connection with the listing of DutchCo Common Shares on the Mercato Telematico Azionario and, for the purpose of the above listing, the relevant application will be submitted to Borsa Italiana S.p.A.

3.            EXPECTED CONSEQUENCES FOR THE ACTIVITIES

The FI Merger is not expected to have any consequences with respect to the activities, since DutchCo will continue all activities of FI, together with the activities DutchCo will acquire as a result of the completion of the FNH Merger and the CNH Merger.

4.           COMMENTS ON THE LEGAL, ECONOMIC AND SOCIAL ASPECTS

4.1           Legal perspective:

From a legal point of view the FI group structure will be simplified through a decrease of the number of legal entities, since FI shall cease to exist and DutchCo shall acquire all assets and shall assume all liabilities of FI under universal title of succession (verkrijging onder algemene titel).

FI has adopted a stock grant plan named “Fiat Industrial Long Term Incentive Plan”. For each right held (the FI Equity Rights), the beneficiaries of said stock grant plan shall be awarded a comparable right with respect to an equitable number of DutchCo Common Shares.

4.2           Economic perspective:

From an economic point of view, the FI Merger as part of the overall Transaction, shall enable shareholders of both CNH and FI to share in the opportunities offered by an enhanced platform for future growth and strategic independence and benefit from the improved capital markets appeal of DutchCo.

4.3           Social perspective:

From a social point of view, the FI Merger is not expected to have any material impact on the employees of FI or the FI group in general. Currently, DutchCo does not have any employees.

Neither DutchCo nor FI applies an employee participation system in the meaning of the EU Directive 2005/56/EC of October 26, 2005 on cross-border mergers of limited liability companies.

5.	METHOD FOR DETERMINING THE SHARE EXCHANGE RATIO, APPLICABILITY OF THIS METHOD AS WELL AS THE RESULT OF THE VALUATION

(i)	Method pursuant to which the share exchange ratio has been established

5.1
DutchCo has been incorporated as the wholly-owned direct subsidiary of FI with nothing more but a share capital almost equal to the Dutch law statutory minimum equity value. As a result of the FI Merger, all assets and liabilities of FI will be acquired by DutchCo and the value of DutchCo will equal the value of FI immediately preceding the FI Merger Effective Date (considering the application of book value for this merger). The determination of the share exchange ratio for the FI Merger provides that the shareholders of FI, as the sole parent company of the acquiring company DutchCo, would receive one DutchCo Common Share for each FI share held by them.

5.2
On the basis of such provision according to which the shareholders of FI would receive one DutchCo Common Share for each FI share, FI’s board of directors analysed, in the context of the overall combination, the relative valuation of FI and CNH, aimed at determining the exchange ratio between CNH common shares and FI shares or, equivalently (given the exchange ratio of one DutchCo Common Share for each ordinary share in FI without any additional payments in cash) between CNH common shares and DutchCo Common Shares.

5.3
In determining the exchange ratio for the DutchCo Common Shares to be allotted in exchange for CNH common shares, the following methodologies were applied on the basis that all assets and liabilities of FI will be acquired by DutchCo as a consequence of this merger:

(a)	analysis of market prices and premia paid in precedent transactions; and

(b)	trading multiples.

(ii)           Applicability of the method applied

5.4
In the context of a merger, the objective of the board of directors’ valuation is to estimate the “relative” equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

Best practice requires that companies involved in the merger are valued on the basis of consistent criteria, in order for the results of the relative valuation analysis to be fully comparable.

Moreover, the relative values of FI and CNH have been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the merger.

In the light of the above, and taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of the two companies and their listed status and finally the fact that FI already controls CNH, the methodologies applied by FI’s board of directors as set out under Sections 5.1 through 5.3 inclusive are considered appropriate for the CNH Merger and the Transaction as a whole: only one method was applied.

(iii)           The method to determine the share exchange ratio has led to the following valuation

5.5
All assets and liabilities of FI will be acquired by DutchCo as a result of the FI Merger and all shareholders of FI will receive shares representing the same interest in DutchCo as they held in FI before the merger.

5.6	The analysis of market prices allows to identify the equity value of a company with the market value, i.e. the value recognised by the stock market where the shares are traded.

In this specific situation, closing prices following April 4, 2012 have been ignored, April 4th being the last trading day before the April 5th extraordinary meeting of shareholders of FI, during which the matter of a potential restructuring of FI / CNH group structure and elimination of the CNH minorities was first raised publicly by the Chairman of FI.

The market prices to April 4th are therefore considered “undisturbed”.

In applying this methodology, the need to mitigate short term price volatility requires to take into consideration different timeframes. Hence, 1-month and 3-month averages to April 4th have been taken into consideration in addition to the spot prices as of April 4th.

The table below shows the spot CNH Exchange Ratio as of April 4th and the 1-month and 3-month average of the Exchange Ratio to April 4th. In order to calculate the Exchange Ratio, CNH market prices have been converted into Euros, on a daily basis, at the EUR/USD closing exchange rate.

Analysis of Market Prices – Exchange Ratio
4 April 2012	3.890x
1-month average	3.828x
3-month average	4.127x

The identification of undisturbed prices represents a fundamental step in the application of the second methodology: the analysis of premia paid in precedent transactions. In fact, in order to ensure full comparability of the results, premia have to be calculated versus undisturbed prices, i.e. not influenced by announcements or rumors on the potential transaction or by other distortive information.

Furthermore, the analysis has to take into account the comparability of the transactions considered and, in this situation, FI’s board of directors has analysed a set of offers to minority shareholders of NYSE-listed companies, starting from 2005.

FI’s board of directors has deemed appropriate to recognise a premium to CNH in consideration of the expected benefits of the transaction, which can only be achieved through the completion of the mergers, among which: (i) simplification of group structure, (ii) presentation to the market of DutchCo as major integrated capital goods player, (iii) improved access to the US capital markets and (iv) as a consequence of these and other benefits, creation of a better platform from which to pursue strategic growth opportunities.

The table below shows the average and median values of the transactions considered.

Premia Paid in Precedent Transactions
Premia Average	26.6%
Premia Median	26.3%

Source of data for the calculation: Thomson Reuters, Factset, public information

5.7
Market multiples methodology derives the equity value of a company from the market valuation of comparable companies, and in particular by calculating the ratio between a company’s market value and its key financial metrics.

FI’s board of directors has applied the market multiples methodology in order to compare the implied CNH multiples with those of comparable companies active in the capital goods industry, valuing CNH equity on the basis of the terms of the final offer extended to a special committee formed within CNH’s board of directors (CNH’s Special Committee) on 19 November 2012.

The comparison between CNH implied multiples (calculated assuming the current net cash position of CNH and also on the basis of a normalised net financial position to take into account the difference between cash and debt yields) and the peers’ market multiples, gave comfort to FI’s board of directors as CNH implied multiples resulted lower or broadly in line with the peers’ multiples.

Considering the results of the various valuation methodologies applied, FI’s board of directors has resolved to propose an exchange ratio for FI shares equal to one newly-issued DutchCo Common Share for each FI ordinary share and the board of directors of DutchCo and CNH resolved to propose an exchange ratio of 3.828 new DutchCo Common Shares - implied value calculated on the basis of prices as of 16 November 2012, the last trading day before the submission of FI’s final offer to CNH’s Special Committee - for each CNH common share; the payment of a US$10 extraordinary dividend for each CNH common share, paid in cash prior to, and irrespective of, the completion of the overall Transaction, has been resolved by the extraordinary shareholders’ meeting of CNH and the CNH Dividend was paid to the CNH shareholders other than FNH. A $10 dividend per CNH share implies a 25.6% premium on the implicit value of a 3.828 exchange ratio between CNH common shares and DutchCo Common Shares.

Therefore, considering the above, as a result of the FI Merger becoming effective, the exchange ratio for the FI Merger has remained equal to its original assumption that for each FI share, one DutchCo Common Share will be allotted as a result of the FI Merger becoming effective (the Exchange Ratio). No additional payments shall be made by DutchCo on occasion of the FI Merger.

(iv)	The problems that have arisen with regard to the valuation and determination of the share Exchange Ratio

No particular difficulties arose as a result of the valuation method used and as a result of the determination of the Exchange Ratio.

6.            MEASURES IN CONNECTION WITH SHAREHOLDING IN FI

6.1
As a result of the FI Merger becoming effective, all shares of FI currently outstanding will be cancelled by operation of law and in exchange thereof, DutchCo will allot DutchCo Common Shares to the shareholders of FI on the basis of the Exchange Ratio.

As a result of the exercise of FI Equity Rights as defined under Section 4.1 above, the total number of outstanding common shares in the share capital of FI might increase between the number of outstanding shares as stated in Section 1.2 of the merger plan.

6.2	All 5,000,000 shares with a par value of one Euro cent (€ 0.01) held by FI in DutchCo will be cancelled in accordance with Section 2:325 paragraph 3 of the DCC.

6.3
The DutchCo Common Shares being allotted on the occasion of the FI Merger – to be listed on the NYSE and, following the completion of the Transaction, on the Mercato Telematico Azionario – will be allotted in dematerialized form and delivered to the beneficiaries through the centralized clearing system with effect from the date on which the FI Merger becomes effective. Further information on the conditions and procedure for allocation of the DutchCo Common Shares shall be communicated publicly in a notice published on the website of FI, as well as on the daily newspaper La Stampa. The shareholders of FI will bear no costs in relation to the exchange.

6.4
Immediately after the FI Merger having become effective and pursuant to the terms of the Merger Agreement, DutchCo will issue special voting shares, with a nominal value of one Euro cent (€ 0.01) each, to those eligible shareholders of FI who elect to receive such special voting shares upon completion of the FI Merger in addition to DutchCo Common Shares. The characteristics of the special voting shares are further set out in the DutchCo articles of association as attached to the Common Cross-Border Merger Terms and in the Special Voting Share Terms as defined in and attached to the Merger Agreement. For the avoidance of doubt, these special voting shares are not part of the Exchange Ratio.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne
CHAIRMAN

Schedule 3

This is a translation into English of the articles of association of FI CBM Holdings N.V., as amended by notarial deed of amendment, executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [insert date] 2013, with effect as of [*] 2013. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION.

NAME AND CORPORATE SEAT.
Article 1.
1.           The name of the company is: FI CBM Holdings N.V.1
2.           It has its corporate seat in Amsterdam.
3.            The place of effective management of the company is in the United Kingdom.
OBJECTS.
Article 2.
The objects of the company are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity.
Within the scope and for the achievement of the above purposes, the company may:

_____________
1
At the time of completion of the FI Merger, DutchCo will retain its current corporate name, FI CBM Holdings N.V., in conformity with these draft articles of association. However, the Board of Directors of DutchCo may propose to change DutchCo’s name subject to the authorisation of the shareholders meeting to be obtained before the date on which the DutchCo Common Shares are admitted to trading on the NYSE. If authorised by the shareholders’ meeting, the name of DutchCo will only be changed after the date of completion of the FI Merger. If so approved, the shareholders, creditors and other interested parties will be informed on the new name through publication on the corporate website of FI as soon as possible, and in any case in time for communication of the new name to FI shareholders at the relevant extraordinary shareholders’ meeting which will resolve upon the FI Merger.

a.
operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

b.
engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

c.
provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described in this Article 2, paragraph a and b, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

d.	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;
e.
provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

f.
purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

g.	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;
h.
undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security;

i.
render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.

2

SHARE CAPITAL AND SHARES.
Article 3.
1.
The authorized share capital of the company amounts to forty million Euro (€ 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares of one Euro cent (€ 0.01) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean both common shares and special voting shares or the holders thereof, respectively.

2.
When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Article 2:80 paragraph 2 of the Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class.

3.	The company cannot lend its cooperation to the issuance of certificates of beneficial ownership (certificaten van aandelen) for shares in its share capital.
4.	The power to confer voting rights and rights as referred to in Article 2:89 paragraph 4 of the Civil Code on those who have a right of pledge over shares is excluded.
HOLDING REQUIREMENT IN RESPECT OF SPECIAL VOTING SHARES.
Article 4.
1.	In these articles of association, the following expressions shall have the following meanings:
a.            Qualifying Common Shares means
(i)
common shares that have, for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of one and the same shareholder or its Loyalty Transferees and continue to be so registered; and

(ii)
common shares that have, pursuant to the Initial Allocation Procedures, been allocated to shareholders and registered in the Loyalty Register on the occasion of the Mergers and continue to be so registered;

b.	Qualifying Shareholder means a holder of one or more Qualifying Common Shares;
c.	FI means Fiat Industrial S.p.A.;
d.	FI Merger means the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the company (as acquiring entity);
e.	FI EGM means the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;

3

f.	CNH means CNH Global N.V.;
g.	CNH Merger means the statutory merger pursuant to which CNH (as disappearing entity) has merged into the company (as acquiring entity);
h.	CNH EGM means the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;
i.	EGMs means the CNH EGM and the FI EGM;
j.	Mergers means the FI Merger and the CNH Merger;
k.
Initial Allocation Procedures means the procedures pursuant to which the former shareholders of the two legal predecessors of the company, FI and CNH, that participated in the relevant EGM have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Mergers, as such procedures have been described in the applicable merger documentation;

l.
Loyalty Register means the section in the company’s register of shareholders reserved for the registration of common shares that are Qualifying Common Shares, or are purported to become Qualifying Common Shares after an uninterrupted period of at least three (3) years after registration;

m.	Person means any individual (natuurlijk persoon), firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;
n.
Change of Control means in respect of any Shareholder that is not an individual (natuurlijk persoon):
any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

4

o.
Loyalty Transferee means (i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to and including the fourth degree; and

p.
Affiliate means with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

2.
Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold one (1) special voting share for each Qualifying Common Share held by such shareholder.

3.
Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be entitled to acquire one (1) special voting share for each such Qualifying Common Share.

4.
In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register, as referred to in Article 10 paragraph 3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

a.	such shareholder shall be obliged to immediately offer all such special voting shares to the company; and

5

b.
any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect.

5.	In the event a Qualifying Shareholder does no longer qualify as a Qualifying Shareholder:
a.
any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect; and

b.	such shareholder shall be obliged to immediately offer all such special voting shares to the company.
6.
In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more Common Shares, the Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

7.
In respect of special voting shares offered to the company pursuant to paragraph 4 of this article, the offering shareholder and the company shall determine the purchase price by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87b paragraph 3 of the Civil Code.

ISSUANCE OF SHARES.
Article 5.
1.
The general meeting of shareholders or alternatively the board of directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

2.
The general meeting of shareholders or the board of directors if so designated as provided in paragraph 1 above, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the articles of association.

3.
If the board of directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

6

4.
Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in paragraph 1 hereof, the company shall deposit the complete text of such resolution at the office of the Trade Register in the Netherlands where the company is registered. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Trade Register in the Netherlands where the company is registered of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class.

5.
What has been provided in the paragraphs 1 to 4 inclusive shall mutatis mutandis be applicable to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares in respect of any exercise of such rights.

6.
Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a EU member state, which is comparable thereto.

7.	The board of directors is expressly authorized to enter into the legal acts referred to in Article 2:94 of the Civil Code, without the prior consent of the general meeting of shareholders.
8.
For a period of five (5) years as of [insert date, on which these articles become effective], the board of directors shall irrevocably be authorized to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the company’s authorized share capital as set out in Article 3, paragraph 1 of these articles of association.

RIGHT OF PRE-EMPTION.
Article 6.
1.
In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of pre-emption shall exist in respect of shares to be issued to directors or employees of the company or of a group company pursuant to any option plan of the company.

7

2.	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
3.	In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.
4.
The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of this article, within what period the right of pre-emption may be exercised.

5.
The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the State Gazette and as provided in Article 18 paragraph 4 hereof.

6.	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement.
7.
The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if it has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares of the company. In the proposal to the general meeting of shareholders in respect thereof the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation to the board of directors the provisions of the last three sentences of paragraph 3 of Article 5 shall apply mutatis mutandis.

8.
For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution; provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to approve such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Trade Register in the Netherlands where the company is registered.

9.
When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption; what has been provided hereinbefore in this article shall be applicable mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

8

ACQUISITION BY THE COMPANY OF SHARES IN ITS OWN SHARE CAPITAL.
Article 7.
1.	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
2.	The company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:
a.
the general meeting of shareholders has authorized the board of directors to make such acquisition – which authorization shall be valid for no more than eighteen (18) months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

b.
the company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

c.
the aggregate par value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company, the amount of the loans as referred to in Article 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of items b and c above. If no annual accounts have been confirmed and adopted when more than six (6) months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.
3.
No authorisation shall be required, if the company acquires its own shares for the purpose of transferring the same to directors or employees of the company or a group company as defined in Article 2:24b of the Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

4.	The preceding paragraphs 1 and 2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).
5.
No voting rights may be exercised in the general meeting of shareholders for any share held by the company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the company or any of its subsidiaries. The company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

9

6.	Any acquisition by the company of shares that have not been fully paid up shall be void.
7.	Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate the conditions of the disposal.

REDUCTION OF THE ISSUED SHARE CAPITAL.
Article 8.
1.
The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal amount of the shares by means of an amendment to the company’s articles of association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

2.	A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.
3.	Any reduction of the nominal amount of shares without repayment must be made pro rata on all shares of the same class.
4.
A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal amount of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

5.
A resolution to reduce the capital shall require a simple majority of the votes cast in a general meeting for approval; provided, however, that such a resolution shall require a majority of at least two-thirds of the votes cast in a general meeting if less than one half of the issued capital is represented at the meeting.

6.
The notice convening a meeting at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto.

The second and third paragraph of Article 2:123 of the Civil Code shall mutatis mutandis be applicable.
7.
The company shall deposit the resolutions referred to in paragraph 1 of this article at the office of the Trade Register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Article 2:100, paragraphs 2 and 6 inclusive of the Civil Code shall be applicable to the company.

10

SHARES AND SHARE CERTIFICATES.
Article 9.
1.
The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine. The numbers of the special voting shares that are issued to Qualifying Shareholders, shall correspond to the numbers of the relevant Qualifying Common Shares.

2.
The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

3.	Share certificates shall not be provided with a set of dividend coupons or a talon.
4.	Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.
5.	The exchange referred to in paragraph 2 of this article shall be free of charge.
6.	Share certificates shall be signed by a member of the board of directors. The board of directors may resolve that the signature shall be replaced by a facsimile signature.
7.
The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

8.
On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers of the documents they replace.
REGISTER OF SHAREHOLDERS.
Article 10.
1.
The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Article 2:85 of the Civil Code.

11

2.
In the register of shareholders, the registrar shall separately administer a Loyalty Register in which the registrar shall enter the name and address of shareholders who have requested the board of directors to be registered in the Loyalty Register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

3.	A shareholder who is included in the Loyalty Register may at any time request to be de-registered from the Loyalty Register for some or all of its common shares included therein.
4.
The registrar shall be authorized to keep the register in an electronic form and to keep a part of the register outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares of the company are listed.

5.	The board of directors shall determine the form and contents of the register with due observance of the provisions of paragraphs 1 through 4 of this article.
6.	The register shall be kept up to date regularly.
7.	The registrar shall make the register available for inspection by the shareholders at the registrar’s office.
8.
Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register in respect of their registration.

9.
The registrar shall be authorized to disclose information and data contained in the register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the company’s shares are listed from time to time.

TRANSFER OF SHARES.
Article 11.
1.
The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 2 of this article. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

2.	If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.
The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

12

BLOCKING CLAUSE IN RESPECT OF SPECIAL VOTING SHARES.
Article 12.
1.
Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 4 paragraph 4 of these articles of association may only be effected with due observance of the paragraphs of this article.

2.	A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.
3.
If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in paragraph 4 of this article, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

4.
If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

5.
The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87 paragraph 2 of the Civil Code.

BOARD.
Article 13.
1.
The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the members of the board of directors shall consist of non-executive directors.

2.	Subject to paragraph 1 of this article, the board of directors shall determine the number of directors.
3.
The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss every one of the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

13

4.
The company shall have a policy in respect of the remuneration of the members of the board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at least raise the subjects referred to in Article 2:383 (c) to (e) of the Civil Code, to the extent they concern the board of directors.

5.
With due observation of the remuneration policy referred to in paragraph 4 above and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor.

6.
The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto.

Failure to obtain the approval of the general meeting of shareholders shall not affect the powers of representation of the board of directors.
7.
The company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

Article 14.
1.	The board of directors shall, subject to the limitations contained in these articles of association, be in charge of the management of the company.
2.
The chairman of the board of directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The board of directors may grant titles to directors, including - without limitation - the titles of Chairman, Co-Chairman, Chief Executive Officer, President or Vice-President. The board of directors may furthermore appoint a company secretary.

3.
The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally.
The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for delegation of powers.

14

The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision-making process. Subject to paragraph 3 of Article 1, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.
4.	The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present at the board meeting or be represented thereat.
5.	A member of the board of directors may only be represented by a co-member of the board of directors authorized in writing.
The expression in writing shall include any message transmitted by current means of communication.
A member of the board of directors may not act as proxy for more than one co-member.
6.
All resolutions shall be adopted by the favourable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

7.
The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way.

8.	The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:
a.	the transfer to a third party of the business of the company or practically the entire business of the company;
b.
the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

c.
the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one/third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

9.	Failure to obtain the approval required under paragraph 8 of this article shall not affect the powers of representation of the board of directors.

15

10.
In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries of the company for an amount in excess of the threshold referred to in the preceding paragraph 8 under c of this article, the board of directors shall, if and when such bid is made public, at its earliest convenience issue a public position statement in respect of such offer.

11.
If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the management shall temporarily be vested with the remaining directors or the remaining director, provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

COMMITTEES.
Article 15.
1.	The board of directors shall appoint from among its non-executive directors an audit committee, a remuneration committee and a nomination committee.
2.	The board of directors shall have power to appoint any further committees, composed of directors and officers of the company and of group companies.
3.
The board of directors shall determine the duties and powers of the committees referred to in the preceding paragraphs. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees.

REPRESENTATION.
Article 16.
The general authority to represent the company shall be vested in the board of directors, as well as in executive directors to whom the title Chairman, Co-Chairman or Chief Executive Officer has been granted severally. The board of directors may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouder) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors may determine and shall notify to the Trade Register.
INDEMNITY.
Article 17.
The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

16

GENERAL MEETING OF SHAREHOLDERS.
Article 18.
1.	At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.
2.
Furthermore, general meetings of shareholders shall be held in the case referred to in Article 2:108a of the Civil Code and as often as the board of directors, the Chairman or Co-Chairman of the board of directors, the Senior Independent Board Member or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

3.
Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
4.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the board of directors, the Chairman or Co-Chairman of the board of directors, the Senior Independent Board Member or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.

5.
All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these articles of association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

17

6.
In addition to paragraph 5 above, convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the company for this purpose.

7.	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.
8.
An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.

9.	The agenda of the annual general meeting shall contain, inter alia, the following items:
a.	adoption of the annual accounts;
b.	granting of discharge to the members of the board of directors in respect of the performance of their duties in the relevant financial year;
c.	the policy of the company on additions to reserves and on dividends, if any;
d.	if, applicable, the proposal to pay a dividend;
e.	if applicable, discussion of any substantial change in the corporate governance structure of the company; and
f.	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of paragraph 8 above.
10.
The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

11.
If a right of approval is granted to the general meeting of shareholders by law or these articles of association (for instance as referred to in Article 13 paragraph 6 and Article 14 paragraph 8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 5), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

18

12.
When convening a general meeting of shareholders, the board of directors shall determine that, for the purpose of Article 18 and Article 19 of these articles of association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the Record Date) and are registered as such in a register to be designated by the board of directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

13.
If a proposal to amend the company’s articles of association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company and on the website of the company, as from the day the meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

Article 19.
1.
The general meeting of shareholders shall be presided over by the Senior Independent Board Member or, in his absence, by the person chosen by the board of directors to act as chairman for such meeting.

2.
One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

3.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

4.
If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each director shall at all times have power to give instructions for having an official notarial record made at the company’s expense.

5.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.

19

6.
Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

7.	The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
8.
For each general meeting of shareholders, the board of directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

9.
Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with paragraph 8 of this article shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

10.
The chairman of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting.

11.	Every share (whether common or special voting) shall confer the right to cast one (1) vote.

20

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.
12.	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.
Blank votes shall not be counted as votes cast.
13.	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
14.	Voting by acclamation shall be permitted if none of the shareholders present objects.
15.
No voting rights shall be exercised in the general meeting of shareholders for shares owned by the company or by a subsidiary of the company. Usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the company or a subsidiary.

16.	Without prejudice to the other provisions of this Article 19, the company shall determine for each resolution passed:
a.	the number of shares on which valid votes have been cast;
b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;
c.	the aggregate number of votes validly cast; and
d.	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.
AUDIT.
Article 20.
1.
The general meeting of shareholders shall appoint an accountant as referred to in Article 2:393 of the Civil Code, to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.	If the general meeting fails to appoint the accountant as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.
3.
The appointment provided for in paragraph 1 of this article may at all times be cancelled by the general meeting and if the appointment has been made by the board of directors, also by the board of directors.

4.
The accountant may be questioned by the general meeting of shareholders in relation to his statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

21

5.	The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.
FINANCIAL YEAR, ANNUAL ACCOUNTS AND DISTRIBUTION OF PROFITS.
Article 21.
1.	The financial year of the company shall coincide with the calendar year.
2.
The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

3.
The company shall publish its annual accounts. Publication must take place within eight (8) days after they have been adopted in accordance with Article 2:394 of the Civil Code. Publication shall take place by deposit of a copy entirely in the English language at the office of the Trade Register, with a note thereon of the date of adoption, subject to the provision of Article 2:394 paragraph 8 of the Civil Code.

4.
A copy of the annual report in the English language and of the other documents referred to in Article 2:392 of the Civil Code, shall be published simultaneously with the annual accounts and in the same manner.

5.	If the activity of the company or the international structure of its group justifies the same, its annual accounts or its consolidated accounts may be prepared in a foreign currency.
6.
The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Article 2:383d of the Civil Code, the value of the options granted to the executive directors and personnel and shall indicate how this value is determined.

7.	The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.
8.
The company shall ensure that the annual accounts, the annual report and the other data referred to in paragraph 2 of this article and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled to inspect these documents at the company’s office and to obtain copies thereof free of charge.

22

9.	The general meeting of shareholders shall adopt the annual accounts.
10.
At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the members of the board of directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

Article 22.
1.
The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (i) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.
The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.
4.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

23

5.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.
Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.
The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the company itself for shares that the company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
9.
The board of directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Civil Code and provided further that the policy of the company on additions to reserves and dividends is duly observed.

The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.
10.
The board of directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

11.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the board of directors shall determine, provided, however, that the board of directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five (5) consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.

24

AMENDMENT.
Article 23.
A resolution to amend the articles of association of the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting.
DISSOLUTION AND WINDING-UP.
Article 24.
1.
A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting. In the event a resolution is passed to dissolve the company, the company shall be wound-up by the board of directors, unless the general meeting of shareholders would resolve otherwise.

2.	The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
3.	Until the winding-up of the company has been completed, these articles of association shall to the extent possible, remain in full force and effect.
4.	Whatever remains of the company’s equity after all its debts have been discharged
(i)
shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each;

(ii)
secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(iii)
thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(iv)
lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

25

5.	After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne
CHAIRMAN

26

Schedule 4

Unofficial translation of the articles of association of: FI CBM Holdings N.V. as they read after the execution of the deed of partial amendment of the articles of association before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on 19 February 2013.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

ARTICLES OF ASSOCIATION:
CHAPTER I.
Definitions.
Article 1.
In these articles of association the following expressions shall have the following meanings:
a.	General Meeting: the body of the company formed by shareholders and other persons entitled to vote;
b.	General Meeting of Shareholders: the meeting of shareholders and other persons entitled to attend the general meetings of shareholders;
c.	Accountant: a “register-accountant” or other accountant referred to in Section 2:393, of the Dutch Civil Code, as well as an organisation within which such accountants practice;
d.	Distributable part of the net assets: that part of the company's net assets which exceeds the aggregate of the issued capital and the reserves which must be maintained by virtue of the law;
e.	Annual Accounts: the balance sheet and the profit and loss account with the explanatory notes;
f.	Annual Meeting: the General Meeting of Shareholders held for the purpose of the discussion and adoption of the Annual Accounts; and
g.	Management Board: the body of the company referred to in article 13.
CHAPTER II.
Name. Seat. Objects.
Article 2. Name and seat.
1.	The name of the company is: FI CBM Holdings N.V.
2.	The official seat of the company is in Amsterdam.
3.	The principal place of business of the company is in the United Kingdom. The company may establish branches in other places.

Article 3. Objects.
The objects of the company are:
a.
to incorporate, to participate in any way whatsoever, to manage, to supervise businesses and companies which are engaged in engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing and to act as holding company for such companies;

b.	to finance companies and businesses;
c.	to render advice and services to businesses and companies with which the company forms a group and to third parties;
d.	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities as well as to enter into agreements related thereto;
e.	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and businesses with which it forms a group and in favour of third parties;
f.	to obtain, manage, exploit and alienate registered property and items of property in general;
g.	to trade and invest in currencies, securities and items of property in general;
h.	to develop and to trade in patents, trade marks, licenses, know-how and other industrial property rights;
i.
to perform any and all activity of industrial, financial or commercial nature, as well as everything pertaining the foregoing, relating thereto or conductive thereto, all in the widest sense of the word.

CHAPTER III.
Capital and shares. Register.
Article 4. Authorised capital.
1.	The authorised capital amounts to two hundred and fifty thousand euro (€ 250,000).
2.	The authorised capital is divided into twenty-five million (25,000,000) shares with a nominal value of one eurocent (€ 0.01) each, numbered 1 up to and including 25,000,000.
3.	All shares are to be registered shares. No share certificates shall be issued.
Article 5. Register of shareholders.
1.
The Management Board shall appoint a registrar who shall keep a register in which the names and addresses of all holders of registered shares are recorded, showing the date on which they acquired the shares, the date of the acknowledgement or notification as well as the amount paid on each share.

2.
The names and addresses of those with a right of usufruct (“life interest”) or a pledge on the shares shall also be entered in the register, stating the date on which they acquired the right and the date of acknowledgement or notification.

3.	Each shareholder, each beneficiary of a life interest and each pledgee is required to give written notice of his address to the company.
4.	The register shall be kept accurate and up to date. All entries and notes in the register shall be signed by the registrar.
5.	On application by a shareholder, a beneficiary of a life interest or a pledgee, the registrar shall furnish an extract from the register, free of charge, showing its rights in a share.
6.	The registrar shall make the register available at the registrar's office for inspection by the shareholders.
CHAPTER IV.
Issuance of shares. Own shares. Capital reduction.
Article 6. Issuance of shares. Body competent to issue shares. Notarial deed.
1.
The issuance of shares may only be effected pursuant to a resolution of the General Meeting or of another corporate body designated in this respect by resolution of the General Meeting for a fixed period not exceeding five years. Such designation may be renewed, each time for a period not exceeding five years and may not be withdrawn, unless otherwise provided for in the resolution to designate.

2

2.	The issuance of a share shall furthermore require a deed drawn up for that purpose in the presence of a civil law notary registered in the Netherlands to which those involved are party.
Article 7. Conditions of issuance. Rights of pre-emption.
1.	A resolution to issue shares shall stipulate the price and further conditions of issuance.
2.
Upon issuance of shares, each shareholder shall have a right of pre-emption in proportion to the aggregate nominal amount of his shares, in accordance with and subject to the limitations set out in Section 2:96a of the Civil Code. Each shareholder shall also have a pre-emption right in respect of shares issued for a non-cash contribution. A shareholder shall have no pre-emption right in respect of shares issued to employees of the company.

3.
Prior to each issuance, the right of pre-emption may be limited or excluded by a resolution of the General Meeting or by a resolution of the corporate body designated pursuant to article 6, paragraph 1, if, by a resolution of the General Meeting the said corporate body was designated and authorised for a fixed period, not exceeding five years, to limit or to exclude such pre-emption right. A resolution to limit or exclude a pre-emption right requires at least two-thirds of the votes cast if less than half of the issued capital is represented at the meeting.

3

4.
Within eight days after the resolution to issue shares or to designate another corporate body has been adopted, the Management Board shall deposit the full text thereof at the trade register of the Chamber of Commerce and Industries in which territory the company is registered.

5.
Within eight days upon the end of a calendar quarter, the Management Board shall report any issuance of shares during the previous quarter to the trade register of the Chamber of Commerce and Industries, in which territory the company is registered.

6.
Shareholders shall have a right of pre-emption if rights to subscribe for shares are granted by the company; the preceding paragraphs shall apply mutatis mutandis. Shareholders shall have no pre-emption right in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

Article 8. Payment for shares.
1.	On the issuance of each share, the full nominal amount must be paid up.
2.	Payment for shares must be made in cash in so far as no other form of payment has been agreed. Payment in foreign currency can only take place with the approval of the company.
3.
The company may not provide collateral, guarantee the price, otherwise act as surety or bind itself jointly and severally with or for third parties, for the purpose of the subscription or the acquisition by third parties of shares in its own capital or of depository receipts issued thereof.

4.
The company may only provide loans for the purpose of the subscription or the acquisition by third parties of shares in its own capital or of depository receipts issued thereof if made in accordance with and subject to Section 2:98c of the Civil Code.

5.	Paragraphs 3 and 4 shall not apply if shares are subscribed or acquired by or for employees of the company or of a group company as referred to in Section 2:24b of the Civil Code.
Article 9. Own shares.
1.	When issuing shares, the company shall not be entitled to subscribe for its own shares.
2.	The company may, in accordance with the relevant provisions of the law, acquire fully paid in shares in its own capital or depository receipts thereof.
3.
The disposal of shares or depository receipts thereof held by the company shall be effected pursuant to a resolution of the General Meeting. Such resolution shall also stipulate the conditions of the disposal. The disposal of shares held by the company shall be effected with due observance of the provisions of the blocking clause.

4.
No voting rights may be exercised in the General Meeting of Shareholders for any share held by the company or any of its subsidiaries, nor in respect of any share of which the company or any of its subsidiaries holds depository receipts.

4

Article 10. Reduction of capital.
1.
The General Meeting may resolve to reduce the issued share capital, in accordance with the relevant provisions of the law, either by cancelling shares held by the company or by reducing the nominal value of shares in its own capital by an amendment to the articles of association.

2.
The notice to the General Meeting of Shareholders at which a resolution referred to in this article is proposed, shall state the purpose of the capital reduction and the manner in which it is to be achieved.

CHAPTER V.
Transfer of shares. Limited rights. Issuance of depository receipts.
Article 11.
1.
The transfer of a registered share or the transfer of a right in rem thereon shall require a deed drawn up for that purpose in the presence of a civil law notary officiating in the Netherlands to which those involved are party.

2.
Unless the company itself is party to the legal act, the rights attached to the share can only be exercised after the company has acknowledged the legal act or the deed has been served on it in accordance with the relevant provisions of the law.

3.	On the creation of a life interest or a pledge in respect of a share, the voting rights cannot accrue to the beneficiary of the life interest, nor to the pledgee.
4.	The pledgee and the beneficiary of a life interest shall not have the rights which by virtue of the law accrue to the holders of depositary receipts issued with the company's cooperation.
5.           The company cannot lend its cooperation to the issuance of depository receipts.
CHAPTER VI. Blocking clause.
Article 12.
1.	A transfer of shares in the company may only be effected with due observance of paragraphs 2 through 7 inclusive of this article.
2.	A shareholder who wishes to transfer one or more shares shall require the approval of the General Meeting.
3.	If the General Meeting has granted the approval, the transfer must be effected within three months thereafter.
4.
The approval shall be deemed to have been granted if the General Meeting, simultaneously with the refusal to grant its approval, does not provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the shares referred to in the request for approval, against payment in cash, against the purchase price determined in accordance with paragraph 5 of this article. The company itself holding shares in its own capital may only be designated as prospective purchaser with the approval of the requesting shareholder.

5

The approval shall likewise be deemed granted if the General Meeting has not made a decision in respect of the request for approval within six weeks upon receipt of such request.
5.
The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined by an independent expert, to be designated by mutual consent between the prospective purchaser and the requesting shareholder.

6.
Should the requesting shareholder and the prospective purchaser fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industries within the district in which the company is registered.

7.
Once the purchase price of the shares has been determined by the independent expert, the requesting shareholder shall be free, during a period of one month after such determination of the purchase price, to decide whether or not he will transfer his shares to the designated prospective purchaser.

CHAPTER VII.
Management.
Article 13. Management Board.
1.	The management of the company shall be constituted by a Management Board consisting of one or more members.
2.	The General Meeting shall appoint the members of the Management Board.
The General Meeting shall grant the title of Chairman to one of the members of the Management Board.
Article 14. Suspension and dismissal.
1.	Any member of the Management Board may at any time be suspended or dismissed by the General Meeting.
2.
A suspension may be extended one or more times, but may not last longer than three months in the aggregate. If at the end of that period no decision has been taken on the termination of the suspension, or on dismissal, the suspension shall cease.

Article 15. Remuneration.
1.
The company shall have a remuneration policy with regard to the remuneration of the Management Board. The General Meeting shall adopt the remuneration policy. The remuneration policy shall at least entail the subjects as described in Section 2:383c to e of the Civil Code, to the extent these relate to the Management Board.

6

2.	The remuneration and further conditions of employment for each member of the Management Board shall, subject to the remuneration policy, be determined by the General Meeting.
Article 16. Duties of the board. Decision making process. Allocation of duties.
1.	Subject to the restrictions imposed by the articles of association, the Management Board shall be entrusted with the management of the company.
2.	The Management Board may lay down rules regarding its own decision making process.
3.	To the extent not otherwise provided in the rules reflected to in paragraph 2 above, the meetings of the Management Board will be held in the United Kingdom.
4.	The Management Board shall adopt resolutions with a simple majority of votes.
5.	The Management Board may determine the duties with which each member of the Management Board shall be charged in particular. The allocation of duties shall require the approval of the General Meeting.
6.
A member of the Management Board may be represented by a co-member of the Management Board authorised in writing. The expression: "in writing" shall include any message transmitted by current means of (electronic) communication and received in writing (or electronically reflected). A member of the Management Board may not act as representative for more than one co-member.

7.
Resolutions of the Management Board may also be adopted in writing without recourse to a Management Board meeting, provided they are adopted by unanimous vote of all members of the Management Board. The second sentence of the preceding paragraph shall apply accordingly.

Article 17. Representation.
1.	The Management Board shall be authorised to represent the company. Each member of the Management Board acting solely shall be authorised to represent the company as well.
2.
The Management Board may appoint staff members with general or limited power to represent the company (procuratiehouders). Each of these staff members shall be able to represent the company with due observance of any restrictions imposed on him. The Management Board shall determine their titles.

3.
In the event of a conflict of interest between the company and a member of the Management Board, the company shall be represented by at least two other members of the Management Board. The General Meeting shall at all times be authorised to designate one or more other persons for this purpose.

7

Article 18. Approval of decisions of the Management Board.
1.
The General Meeting is entitled to require resolutions of the Management Board to be subject to its approval. These resolutions shall be clearly specified and notified to the Management Board in writing.

2.	The lack of approval referred to in this article does not affect the authority of the Management Board or its members to represent the company.
Article 19. Absence or prevention.
If a member of the Management Board is absent or prevented from performing his duties, the remaining members or member of the Management Board shall be temporarily entrusted with the entire management of the company. If all members of the Management Board, or the sole member of the Management Board, is/are absent or prevented from performing their duties, the management of the company shall be temporarily entrusted to the person designated by the General Meeting for that purpose.
CHAPTER VIII.
Annual accounts. Profits.
Article 20. Financial year. Drawing up of the Annual Accounts. Filing for inspection. Accountant.
1.	The financial year of the company shall be the calendar year.
2.
Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this term is extended by the General Meeting by not more than six months, the Management Board shall draw up the Annual Accounts.

3.
The Management Board shall file the Annual Accounts for inspection by the shareholders at the office of the company within the period referred to in paragraph 2. Within this period the Management Board shall also file the annual report for inspection by the shareholders.

4.	The Annual Accounts shall be signed by all members of the Management Board; if the signature of one or more of them is lacking, this shall be stated and reasons therefore shall be given.
5.	The company may and if the law so requires shall appoint an Accountant to audit the Annual Accounts.
Article 21. Adoption of the Annual Accounts. Publication.
1.
The company shall ensure that the Annual Accounts, the annual report and the information to be added by virtue of the law are held at its office as from the day on which the Annual Meeting is convened. Shareholders may inspect the documents at that place and obtain a copy thereof, free of charge.

2.	The General Meeting shall adopt the Annual Accounts.
3.
The provisions of these articles of association regarding the annual report and the information to be added by virtue of the law shall not apply if Section 2:403 of the Civil Code applies to the company. The provisions of these articles of association regarding the annual report shall not apply either if Section 2:396 paragraph 6 of the Civil Code is applicable.

8

Article 22. Profits.
1.	The allocation of profits earned in a financial year shall be determined by the General Meeting.
2.	Distributions can only take place up to the amount of the Distributable part of the net assets.
3.	Distribution of profits shall take place upon adoption of the Annual Accounts from which it appears that such is allowed.
4.
The General Meeting may resolve to make distributions on account of the profits of the current financial year, provided that the aggregate amount of such distributions will not exceed the amount of the Distributable part of the net assets, which has to be evidenced by an interim balance sheet within the meaning of and in accordance with Section 2:105 of the Civil Code.

5.	The General Meeting may, subject to due observance of paragraphs 2 and 4, at any time resolve to make distributions on account of any reserve.
6.	A claim of a shareholder for payment of a dividend shall be barred after five years have elapsed.
CHAPTER IX.
General Meetings of Shareholders.
Article 23. Annual Meeting.
1.	The Annual Meeting shall be held annually, and no later than six months after the end of the financial year.
2.	The agenda for that meeting shall contain in any way the following items for discussion:
a.	the annual report;
b.	adoption of the Annual Accounts;
c.	appropriation of accrued profits;
d.	granting of discharge to members of the Management Board for their management during the financial year concerned.
3.
Shareholders representing at least one hundredth of the issued share capital may request the company in writing to put an item on the agenda, unless this would violate an important interest of the company. The request must have been received by the company not later than on the sixtieth day prior to that of the meeting.

Article 24. Other meetings.
1.	Other General Meetings of Shareholders shall be held as often as the Management Board deems such necessary.
2.
Shareholders representing in the aggregate at least one tenth of the issued capital may request the Management Board to convene a General Meeting of Shareholders, stating the subjects to be discussed. If the Management Board has not convened a meeting within four weeks in such a manner that the meeting can be held within six weeks after the request, the persons who made the request shall be authorised to convene a meeting themselves.

9

Article 25. Convocation. Agenda.
1.	General Meetings of Shareholders shall be convened by the Management Board.
2.	The convocation shall take place no later than on the fifteenth day prior to the date of the meeting.
3.
The notice of convocation shall specify the subjects to be discussed. Subjects which were not specified in the notice of convocation may be announced at a later date, provided with due observance of the provisions of this article.

4.	The convocation of the General Meeting shall take place in accordance with article 33 of these articles of association.
Article 26. Place of meetings.
The General Meetings of Shareholders shall be held in Amsterdam or at Schiphol Airport (Municipality of Haarlemmermeer).
Article 27. Waiver of formalities.
As long as the entire issued capital is represented at a General Meeting of Shareholders, valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribed by law or by the articles of association for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.
Article 28. Chairman.
The General Meeting shall itself choose a chairman. Until that moment a member of the Management Board shall act as chairman and in the absence of such a member the eldest person present at the meeting shall act as chairman.
Article 29. Minutes. Records.
1.
Minutes shall be kept of the proceedings at every General Meeting of Shareholders by a secretary to be designated by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.

2.
The chairman or the person who has convened the meeting may determine that notarial minutes shall be drawn up of the proceedings of the meeting. The notarial minutes shall be co-signed by the chairman.

3.
The Management Board keeps a record of the resolutions made. If the Management Board is not represented at the meeting, the chairman of the meeting shall provide the Management Board with a transcript of the resolutions made as soon as possible after the meeting. The records shall be deposited at the offices of the company for inspection by the shareholders.

10

Article 30. Rights at meetings. Admittance.
1.	Each shareholder shall be entitled to attend the General Meeting of Shareholders, to address the meeting and to exercise his voting rights.
2.	Each share confers the right to cast one vote.
3.	Each person entitled to vote, or his proxy, shall sign the attendance list.
4.
The right to take part in the meeting in accordance with paragraph 1 of this article may be exercised by a proxy authorised in writing. The provision of article 16 paragraph 5, second sentence, shall apply accordingly.

5.	The members of the Management Board shall, as such, have the right to give advice in the General Meeting of Shareholders.
6.	The chairman of the General Meeting shall decide on the admittance of persons other than those mentioned above in this article.
Article 31. Votings.
1.	To the extent that these articles of association or Dutch law do not require a qualified majority, all shareholders resolutions shall be adopted by a simple majority of the votes cast.
2.
If in an election of persons a majority is not obtained, a second vote shall be taken. If votes in such second vote are equal in an election between two persons, it shall be decided by lot who is elected.

3.	If there is a tie of votes in a vote other than a vote for the election of persons, the proposal is thus rejected.
4.
All votes may be cast orally. If it concerns an election of persons, a person present at the meeting and entitled to vote can demand a vote by a secret ballot. Voting by secret ballot shall take place by means of secret, unsigned ballot papers.

5.	Abstentions and invalid votes shall not be counted as votes.
6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects against it.
7.
The chairman's decision at the General Meeting of Shareholders on the result of a vote shall be final and binding. The same shall apply to the contents of an adopted resolution insofar as the same arises out of an unwritten proposal. If, however, the correctness of that decision is challenged immediately after its pronouncement, a new vote shall be taken if either the majority of the persons present and entitled to vote, or, if the original vote was not taken by roll call or in writing, any person present and entitled to vote, so desires. As a result of the new vote, the original vote shall have no legal consequences.

Article 32. Resolutions outside of meetings. Records.
1.	Resolutions of shareholders may also be adopted in writing without recourse to a General Meeting of Shareholders, provided they are adopted by unanimous vote representing the entire issued capital.
2.	The provision of article 30 paragraph 5 shall apply correspondingly to the adoption of resolutions outside a meeting as referred to in paragraph 1.

11

3.
The Management Board shall keep a record of the resolutions thus made.  Each of the shareholders shall procure that the Management Board is informed in writing of the resolutions made in accordance with paragraph 1 as soon as possible. The records shall be deposited at the offices of the company for inspection by the shareholders. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

CHAPTER X.
Convocation and notification.
Article 33.
All convocations of General Meetings of Shareholders and all notifications to shareholders shall be made by registered letter mailed to the addresses as shown in the register of shareholders.
CHAPTER XI.
Amendment of the articles of association and dissolution. Liquidation.
Article 34. Amendment of the articles of association and dissolution.
When a proposal of the Management Board to amend the articles of association or to dissolve the company is to be made to the General Meeting, this must be mentioned in the notification of the General Meeting of Shareholders and, if it regards an amendment of the articles of association, a copy of the proposal including the text of the proposed amendment must at the same time be deposited and held available at the company's office for inspection by the shareholders until the end of the meeting.
Such copy will also be available for inspection at the General Meeting of Shareholders.
Article 35. Liquidation.
1.	In the event of dissolution of the company by virtue of a resolution of the General Meeting the members of the Management Board shall be charged with the liquidation of the business of the company.
2.	During liquidation, the provisions of these articles of association shall remain in force as far as possible.
3.	The balance of the company remaining after payment of debts shall be transferred to the shareholders in proportion to the aggregate nominal amount of their shares.
Transitional Provision.
Article 36.
The first financial year of the company shall end on the thirty-first day of December two thousand and thirteen.

12

This transitional provision shall lapse and cease to exist after the first financial year.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne
CHAIRMAN

13

Schedule 5

FIAT INDUSTRIAL S.p.A. Financial Statements

(pursuant to Article 2501-quater of the Civil Code)

at December 31, 2012

CONTENTS

BOARD OF DIRECTORS AND AUDITORS

FIAT INDUSTRIAL S.P.A. - FINANCIAL STATEMENTS AT DECEMBER 31, 2012

(pursuant to Article 2501-quater of the Civil Code)

Income Statement 2

Statement of Comprehensive Income 2

Statement of Financial Position 3

Statement of Cash Flows 4

Statement of Changes in Equity 5

Income Statement pursuant to Consob Resolution 15519 of July 27, 2006 6

Statement of Financial Position pursuant to Consob Resolution 15519 of July 27, 2006 7

Statement of Cash Flows pursuant to Consob Resolution 15519 of July 27, 2006 8

Notes 9

This document has been translated into English for the convenience of international readers.

The original Italian is the authoritative version.

Fiat Industrial S.p.A.

Registered Office: 250 Via Nizza, Turin, ITALY

Share Capital: €1,919,433,144.74

Turin Companies Register/Tax Code: 10352520018

BOARD OF DIRECTORS AND AUDITORS

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Alberto Bombassei (2)

Gianni Coda

John Elkann (1) (3)

Patrizia Grieco (*) (1)

Robert Liberatore (1)

Libero Milone (2)

Giovanni Perissinotto (3)

Guido Tabellini (2)

Jacqueline A. Tammenoms Bakker (*) (3)

John Zhao

BOARD OF STATUTORY AUDITORS

Regular Auditors

Paolo Piccatti - Chairman

Valter Cantino

Lucio Pasquini

Alternate Auditors

Riccardo Rota

Vittorio Sansonetti

Giorgio Cavalitto

INDEPENDENT AUDITORS

Reconta Ernst & Young S.p.A.

Secretary of the Board

Roberto Russo

(*) Appointed on April 5, 2012

(1) Member of the Nominating, Corporate Governance and Sustainability Committee

(2) Member of the Internal Control and Risk Committee

(3) Member of the Compensation Committee

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 1

INCOME STATEMENT (*)

(€) Notes 2012 2011

Dividends and other income from investments (1) 230,000,000 450,000,000

Other operating income (2) 17,089,250 9,942,586

Personnel costs (3) (11,285,109) (10,525,906)

Other operating costs (4) (34,395,010) (18,561,992)

Financial income/(expense) (5) (87,382,255) (138,987,812)

PROFIT/(LOSS) BEFORE TAXES 114,026,876 291,866,876

Income taxes (6) 14,582,527 35,120,797

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 128,609,403 326,987,673

Profit/(loss) from discontinued operations - -

PROFIT/(LOSS) 128,609,403 326,987,673

(*) Pursuant to Consob Resolution 15519 of July 27, 2006, the effects of transactions with related parties on Fiat Industrial S.p.A.’s Income Statement are presented in a specific income statement provided on the following pages and commented on in the notes to individual line items and Note 24

STATEMENT OF COMPREHENSIVE INCOME

(€ thousand)

2012 2011

PROFIT/(LOSS) (A) 128,609 326,988

Other comprehensive income/(loss) - -

Income tax relating to components of Other comprehensive income/(loss) - -

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) - -

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B) 128,609 326,988

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 2

STATEMENT OF FINANCIAL POSITION (*)

(€) Notes At December 31, 2012 At December 31, 2011

ASSETS

Non-current assets

Intangible assets (7) 457,315 459,334

Property, plant and equipment (8) 15,935 18,266

Equity investments (9) 6,487,695,463 5,777,600,463

Other financial assets (10) 11,359,000 6,207,000

Deferred tax assets (6) - -

Total non-current assets 6,499,527,713 5,784,285,063

CURRENT ASSETS

Trade receivables (11) 3,346,190 320,141

Current financial receivables (12) - -

Other current receivables (13) 100,131,867 81,400,555

Cash and cash equivalents (14) 3,164 -

Total current assets 103,481,221 81,720,696

TOTAL ASSETS 6,603,008,934 5,866,005,759

EQUITY AND LIABILITIES

Equity (15)

Share capital 1,919,433,145 1,913,298,892

Share premium reserve 456,131,216 462,265,468

Legal reserve 231,286,882 214,937,498

Other reserves and retained profit 1,237,109,309 1,159,964,194

Own shares (65,900) -

Profit/(loss) 128,609,403 326,987,673

Total equity 3,972,504,055 4,077,453,725

NON-CURRENT LIABILITIES

Provisions for employee benefits and other non-current provisions (16) 1,239,571 1,686,127

Non-current debt (17) 11,359,000 6,207,000

Deferred tax liabilities (6) - -

Total non-current liabilities 12,598,571 7,893,127

Current liabilities

Provisions for employee benefits and other current provisions (18) 1,650,851 5,666,835

Trade payables (19) 9,051,456 4,178,998

Current debt (20) 2,534,901,283 1,719,542,438

Other debt (21) 72,302,718 51,270,636

Total current liabilities 2,617,906,308 1,780,658,907

TOTAL EQUITY AND LIABILITIES 6,603,008,934 5,866,005,759

(*) Pursuant to Consob Resolution 15519 of July 27, 2006, the effects of transactions with related parties on the Statement of Financial Position of Fiat Industrial S.p.A. are presented in a specific statement of financial position provided on the following pages and commented on in the notes to individual line items and Note 24

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 3

STATEMENT OF CASH FLOWS (*)

(€ thousand) 2012 2011

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR - -

B) CASH FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) 128,609 326,988

Depreciation & Amortization 32 17

Non-cash cost of stock option/stock grant plans 6,196 -

Change in provisions for employee benefits and other provisions (4,462) 7,353

Change in working capital 4,147 (30,636)

TOTAL 134,522 303,722

C) CASH FROM/(USED IN) INVESTING ACTIVITIES:

Investments in:

Recapitalization of subsidiaries (710,000) (800,000)

Acquisitions (95) (254)

Other (investments)/disposals, net (28) (494)

TOTAL (710,123) (800,748)

D) CASH FROM/(USED IN) FINANCING ACTIVITIES:

Change in current financial assets - 217,484

Repayment of non-current debt - (1,050,000)

Change in current debt 815,359 1,329,542

Purchase of own shares (66) -

Dividends paid (239,689) -

TOTAL 575,604 497,026

E) NET CHANGE IN CASH AND CASH EQUIVALENTS 3 -

F) CASH AND CASH EQUIVALENTS AT END OF YEAR 3 -

(*) Pursuant to Consob Resolution 15519 of July 27, 2006, the effects of transactions with related parties on the Statement of Cash Flows of Fiat Industrial S.p.A. are presented in a specific statement of cash flows provided on the following pages

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 4

STATEMENT OF CHANGES IN EQUITY

(€ thousand)	Share capital	Share premium reserve	Legal reserve	Reserve available for the purchase of own shares	Reserve for own shares	Retained profit/(loss)	Stock grant reserve	Own Shares (1)	Other reserves (2)	Profit/(loss) for the year	Total equity
Incorporation and contribution to share capital	120										120
Capital contributions									6,159		6,159
Total comprehensive income/(loss)										(6,159)	(6,159)
Balances at December 31, 2010	**120**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**6,159**	**(6,159)**	**120**
Allocation of prior year profit:											
- cover of prior year loss									(6,159)	6,159	-
Demerger of activities from Fiat S.p.A.	1,913,179	462,265	214,937			1,159,964					3,750,345
Establishment of reserve for purchase of own shares				1,000,000		(1,000,000)					-
Total comprehensive income/(loss)										326,988	326,988
Balances at December 31, 2011	**1,913,299**	**462,265**	**214,937**	**1,000,000**	**-**	**159,964**	**-**	**-**	**-**	**326,988**	**4,077,453**
Allocation of prior year profit:											
- to the Legal reserve			16,350							(16,350)	-
- dividend distributions										(239,689)	(239,689)
- balance to retained profit						70,949				(70,949)	-
Carryforward and adjustment to reserve for the purchase of own shares				(500,000)		500,000					-
Purchase of own shares				(66)	66			(66)			(66)
Conversion of preference and savings shares into ordinary shares	6,134	(6,134)									-
Valuation of stock grant plans							6,196				6,196
Total comprehensive income/(loss)										128,609	128,609
Balances at December 31, 2012	**1,919,433**	**456,131**	**231,287**	**499,934**	**66**	**730,913**	**6,196**	**(66)**	**-**	**128,609**	**3,972,503**

1) At December 31, 2012, the Company held 8,528 own shares having a total nominal value of €13 thousand
2) Other reserves includes the Capital contribution reserve

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 5

INCOME STATEMENT

pursuant to Consob Resolution 15519 of July 27, 2006

(€ thousand) Notes 2012 of which related parties (Note 24) 2011 of which related parties (Note 24)

Dividends and other income from investments (1) 230,000 230,000 450,000 450,000

Other operating income (2) 17,089 17,086 9,943 9,730

Personnel costs (3) (11,285) (4,154) (10,526) (2,654)

Other operating costs (4) (34,395) (18,153) (18,562) (10,301)

Financial income/(expense) (5) (87,382) (86,753) (138,988) (138,973)

PROFIT/(LOSS) BEFORE TAXES 114,027 291,867

Income taxes (6) 14,582 35,121

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 128,609 326,988

Profit/(loss) from discontinued operations - -

PROFIT/(LOSS) 128,609 326,988

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 6

STATEMENT OF FINANCIAL POSITION

pursuant to Consob Resolution 15519 of July 27, 2006

(€ thousand) Notes At December 31, 2012 of which related parties (Note 24) At December 31, 2011 of which related parties (Note 24)

ASSETS

Non-current assets

Intangible assets (7) 457 459

Property, plant and equipment (8) 16 18

Investments (9) 6,487,695 6,487,695 5,777,600 5,777,600

Other financial assets (10) 11,359 11,359 6,207 6,207

Deferred tax assets (6) - -

Total non-current assets 6,499,527 5,784,284

Current assets

Trade receivables (11) 3,346 3,346 320 320

Current financial receivables (12) - -

Other current receivables (13) 100,132 34,556 81,401 79,808

Cash and cash equivalents (14) 3 -

Total current assets 103,481 81,721

TOTAL ASSETS 6,603,008 5,866,005

EQUITY AND LIABILITIES

Equity (15)

Share capital 1,919,433 1,913,299

Share premium reserve 456,131 462,265

Legal reserve 231,287 214,937

Other reserves and retained profit 1,237,109 1,159,964

Own shares (66) -

Profit/(loss) 128,609 326,988

Total equity 3,972,503 4,077,453

NON-CURRENT LIABILITIES

Provisions for employee benefits and other non-current provisions (16) 1,240 235 1,686 978

Non-current debt (17) 11,359 11,359 6,207 6,207

Deferred tax liabilities (6) - -

TOTAL NON-CURRENT LIABILITIES 12,599 7,893

Current liabilities

Provisions for employee benefits and other current provisions (18) 1,651 5,667

Trade payables (19) 9,051 2,306 4,179 1,012

Current debt (20) 2,534,901 2,534,901 1,719,542 1,719,542

Other debt (21) 72,303 69,621 51,271 48,801

Total current liabilities 2,617,906 1,780,659

TOTAL EQUITY AND LIABILITIES 6,603,008 5,866,005

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 7

STATEMENT OF CASH FLOWS

pursuant to Consob Resolution 15519 of July 27, 2006

(€ thousand) 2012 of which related parties 2011 of which related parties

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR - -

B) CASH FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) 128,609 326,988

Depreciation & Amortization 32 17

Non-cash cost of stock option/stock grant plans 6,196 6,196 -

Change in provisions for employee benefits and other provisions (4,462) (743) 7,353 978

Change in working capital 4,147 64,340 (30,636) (30,407)

TOTAL 134,522 303,722

C) CASH FROM/(USED IN) INVESTING ACTIVITIES:

Investments in:

Recapitalization of subsidiaries (710,000) (710,000) (800,000) (800,000)

Acquisitions (95) (95) (254) (254)

Other (investments)/disposals, net (28) (494) (403)

TOTAL (710,123) (800,748)

D) CASH FROM/(USED IN) FINANCING ACTIVITIES:

Change in current financial assets - 217,484 217,484

Repayment of non-current debt - (1,050,000) (1,050,000)

Change in current debt 815,359 815,359 1,329,542 1,329,542

Purchase of own shares (66) (66) -

Dividends paid (239,689) (78,228) -

TOTAL 575,604 497,026

E) NET CHANGE IN CASH AND CASH EQUIVALENTS 3 -

F) CASH AND CASH EQUIVALENTS AT END OF YEAR 3 -

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 8

NOTES TO THE

STATUTORY FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

Fiat Industrial S.p.A. (the “Company”) is incorporated in the Republic of Italy and is the parent company of Fiat Industrial Group, which holds interests, either directly or indirectly through sub-holdings, in the parent companies of the business sectors through which Fiat Industrial Group operates (the “Group”). Fiat Industrial S.p.A. was incorporated in 2010 for the purpose of acquiring the capital goods activities demerged from Fiat S.p.A. on January 1, 2011.

The Company’s head office is located in Turin, Italy.

Fiat Industrial S.p.A.’s financial statements are prepared in euros, the Company’s functional currency.

The Statements of Income and Financial Position are presented in euros, while values presented in the Statements of Comprehensive Income, Cash Flows and Changes in Equity and the Notes to the Financial Statements are in thousands of euros, except where otherwise stated.

As parent company, Fiat Industrial S.p.A. has also prepared consolidated financial statements for Fiat Industrial Group for the year ended December 31, 2012.

Combination of Fiat Industrial - CNH

On May 30, 2012, Fiat Industrial S.p.A. (“FI”) invited the Board of Directors of CNH Global N.V. (“CNH”), in which FI holds currently an 87% stake, to explore the benefits of a merger of the two companies into a newly-incorporated Dutch company, or similar structure, at exchange ratios determined with reference to the undisturbed market prices of FI and CNH shares prior to the transaction being announced (i.e., March/April 2012). The objective of the transaction is to simplify the Group’s capital structure by creating a single class of liquid stock, with a primary listing in New York and a secondary listing in Europe (subsequently identified as Borsa Italiana in Milan), thereby establishing a true peer to the major North American-based capital goods players in both scale and capital market appeal.

On November 26, 2012 - following completion of negotiations between Fiat Industrial and the Special Committee formed by CNH Global N.V.’s Board of Directors - FI and CNH announced that they had entered into a definitive merger agreement. On the basis of the agreement, FI and CNH will be merged into a newly-incorporated Dutch company (NewCo), with FI shareholders receiving one NewCo share for each FI share held and CNH shareholders receiving 3.828 NewCo shares for each CNH share held. Additionally, on December 28, 2012, CNH paid minority shareholders a cash dividend of $10 per CNH share, as also established in the agreement. The transaction is subject to the customary closing conditions, including a cap on the exercise of withdrawal rights by FI shareholders and opposition rights by FI creditors of €325 million in aggregate. It is also subject to the approval of shareholders of both FI and CNH.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The 2012 statutory financial statements represent the separate financial statements of the parent company, Fiat Industrial S.p.A., and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, in addition to provisions implementing Article 9 of Legislative Decree 38/2005. The designation IFRS also includes all International Accounting Standards (“IAS”), as well as all interpretations issued by the IFRS Interpretations Committee, formerly the International Financial Reporting Interpretations Committee (“IFRIC”), and prior to that the Standing Interpretations Committee (“SIC”).

Fiat Industrial S.p.A.’s financial statements have been prepared under the historic cost convention and on the going concern assumption. In the event of completion of the proposed merger transaction, the assets and liabilities of Fiat Industrial S.p.A. would be transferred to and continue as part of NewCo.

Format of the financial statements

Given the activities carried out by Fiat Industrial S.p.A., presentation of the Statutory Income Statement is based on the nature of revenues and expenses. The Consolidated Income Statement for Fiat Industrial Group is classified according to function (also referred to as the “cost of sales” method), which is considered more representative of the format used for internal reporting and management purposes and is in line with international practice in the capital goods sector. For the Statement of Financial Position, Fiat Industrial S.p.A. has elected the “current and non-current” classification for the presentation of assets and liabilities. For the Consolidated Statement of Financial Position, a mixed presentation has

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 9

been elected, as permitted under IAS 1, with the current and non-current classification applied to assets only. That election was based on the fact that the consolidated financial statements include both industrial companies and financial services companies. The financing portfolios of financial services companies are included under current assets, as those assets will be realized in the course of the normal operating cycle. In addition, the financial services companies only obtain a portion of their funding directly from the market. The remainder of their funding is obtained from Group treasury companies (included under industrial activities), which provide funding to both industrial companies and financial services companies within the Group, on the basis of their individual requirements. The distribution of financial services activities within the Group has no impact on the presentation of financial liabilities for Fiat Industrial S.p.A. However, for the Consolidated Statement of Financial Position, the distribution of those activities means that a classification of financial liabilities between current and non-current would not be meaningful.

The Statement of Cash Flows is presented using the indirect method.

With regard to the requirements of Consob Resolution 15519 of July 27, 2006 relating to the format of the financial statements, supplementary Statements of Income, Financial Position and Cash Flows with a breakdown of related party transactions have been provided separately so that the overall reading of the principal statements is not compromised.

Intangible assets

Purchased or internally-generated intangible assets are recognized, in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.

Intangible assets with a finite useful life are measured at purchase or manufacturing cost, net of amortization (charged on a straight-line basis over the estimated useful life) and any impairment losses.

In accordance with IFRS 3 - Business combinations, goodwill is recognized on the date of acquisition of a business or business unit where the amount of the consideration (measured at fair value) plus the value of any non-controlling interests and the fair value of the equity interest previously held in the acquired entity (if any) is higher than the acquisition-date fair value of the identifiable assets acquired net of the identifiable liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if specific events or changes in circumstances indicate that an impairment loss has occurred. After initial recognition, goodwill is measured at cost (as defined above) less any impairment losses.

Property, plant and equipment

Cost

Property, plant and equipment are stated at acquisition or production cost, net of accumulated depreciation and impairment losses.

Subsequent expenditures are only capitalized where they increase the future economic benefits of the asset to which they relate. All other expenditures are expensed as incurred.

The method and rates used for depreciating assets are provided below.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Costs related to operating leases are recognized on a straight-line basis over the duration of the lease.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of an asset as follows:

Annual depreciation

rate

Furniture

12%

Fixtures

20%

Impairment

The Company reviews, at least annually, the recoverability of the carrying amount of intangible assets, tangible assets and investments in subsidiaries, in order to determine whether those assets have suffered a loss in value. Where there are indications of impairment, the carrying amount of the asset is reduced to its recoverable amount.

In relation to investments in subsidiaries that have distributed a dividend, the following are also considered indicators of impairment: if the carrying amount of the investment in the separate financial statements exceeds the book value of that

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 10

company’s equity (including any associated goodwill) as recognized in the consolidated financial statements if dividends exceed the comprehensive income of the investee for the period to which the dividend relates The recoverable amount of an asset is the higher of fair value less disposal costs and its value in use.

When testing for impairment of investments in subsidiaries whose market value (fair value less disposal costs) cannot be reliably measured, the recoverable amount is based on value in use, which - in line with the requirements of paragraph 33 of IAS 28 - is determined by estimating the present value of estimated future cash flows and a theoretical terminal value.

Where impairment of an asset subsequently reverses, the carrying amount of that asset is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in the income statement.

Financial instruments

Presentation

Financial instruments held by the Company are classified in the financial statements as follows:

Non-current assets: investments, other financial assets

Current assets: trade receivables, current financial receivables, other current receivables, cash and cash equivalents

Non-current liabilities: non-current debt

Current liabilities: trade payables, current debt, other debt

The item cash and cash equivalents includes bank deposits that are readily convertible into cash and for which the risk of changes in value is insignificant.

Non-current debt includes liabilities related to financial guarantees. Financial guarantees are contracts where the Company undertakes to make specific payments to a counterparty for losses incurred as a result of the failure of a borrower to meet its payment obligations for a given debt instrument. The present value of any related fees receivable is recognized under other non-current financial assets.

Measurement

Investments in subsidiaries are recognized at cost and adjusted for any impairment losses.

Any positive difference, arising on acquisition, between the purchase cost and fair value of net assets acquired in an investee company is included in the carrying amount of the investment.

Investments in subsidiaries are tested annually for impairment, or more frequently if evidence of impairment exists. Where an impairment loss exists, it is recognized immediately through the income statement. If the Company’s share of losses of the investee exceeds the carrying amount of the investment and if the Company has an obligation or intention to cover those losses, the Company’s interest is reduced to zero and a liability is recognized for its share of any additional losses. If an impairment loss is subsequently reversed, the increase in value (not to exceed purchase cost) is recognized through the income statement.

Investments in other companies, consisting of non-current financial assets that are not held for trading (i.e., non-current available-for-sale financial assets) are stated at cost and adjusted for any impairment losses.

Other financial assets, which the Company has the intention to hold to maturity, are initially recognized on the settlement date at purchase cost (considered representative of their fair value) which, with the exception of held-for-trading financial assets, is inclusive of transaction costs. Subsequent measurement is at amortized cost using the effective interest method.

Trade receivables, current financial receivables and other current receivables, excluding those based on a derivative financial instrument, as well as all other unquoted financial assets whose fair value cannot be reliably determined, are measured at amortized cost using the effective interest method, if they have a fixed term, or at cost, if they have no fixed term. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Regular assessments are made to determine whether there is objective evidence that financial assets, separately or within a group of assets, have been impaired. Where such evidence exists, an impairment loss is recognized in the income statement for the period.

Non-current debt, trade payables, current debt and other debt are initially recognized at fair value (normally

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 11

represented by the cost of the transaction from which the liability arises), in addition to any transaction costs.

With the exception of derivative instruments and liabilities arising from financial guarantees, financial liabilities are subsequently measured at amortized cost using the effective interest method. Measurement of financial liabilities hedged by derivative instruments follows the principles of hedge accounting for fair value hedges. Gains and losses arising from subsequent measurement at fair value, caused by fluctuations in interest rates, are recognized through the income statement and are offset by the effective portion of the gain or loss arising from subsequent measurement at fair value of the hedging instrument.

Liabilities arising from financial guarantees are measured at the higher of the estimate of the contingent liability (determined in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets) and the amount initially recognized less any amounts already released to profit and loss.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which the hedge is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

Fair value hedge - Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

Cash flow hedge - Where a derivative financial instrument is designated as a hedge against variability in future cash flows of an existing asset or liability or a transaction considered highly probable that could impact the income statement, the effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income. Any cumulative gain or loss is reversed from other comprehensive income and recognized in the income statement in the same period in which the hedged transaction affects the income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the income statement immediately. When a hedging instrument or hedge relationship is terminated, but the hedged transaction has not yet occurred, any gain or loss previously recognized in other comprehensive income is recognized through profit and loss at the time the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss recognized in other comprehensive income is immediately transferred to the income statement. If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement.

Sales of receivables

Factored receivables are derecognized if, and only if, the risks and rewards of ownership have been substantially transferred to the buyer. Whether sold on a recourse or non-recourse basis, if this condition is not satisfied the receivables continue to be recognized in the financial statements, even if there has been a change in legal ownership. In such cases, a financial liability is recognized for an amount equivalent to the advance received.

Employee benefits

Post-employment benefit plans

The Company provides pension plans and other post-employment benefit plans to its employees. Pension plans in which the Company is obliged to participate under Italian law are defined contribution plans, while other post-employment benefit plans, in which the Company’s participation is generally subject to collective bargaining agreements, are defined benefit plans. Costs associated with payments to defined contribution plans are recognized in the income statement when incurred. Defined benefit plans are based on an employee’s working life and on the salary or wage received by the employee over a predetermined period of service.

In accordance with Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first half of 2007, the leaving entitlement payable to employees of Group companies in Italy (Trattamento di Fine Rapporto or “TFR”) qualifies as a defined benefit plan for benefits accrued prior to January 1, 2007 (and not yet paid out as at the

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 12

balance sheet date), while benefits accruing after that date are classified as defined contributions.

The Company’s obligation to fund defined benefit plans and the associated annual cost recognized in the income statement are determined on an actuarial basis using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds 10% of the present value of the defined benefit obligation at the end of the previous year is amortized over the average remaining service lives of employees (the “corridor approach”). The portion of actuarial gains and losses that does not exceed this threshold is deferred. On first adoption of the IFRS Fiat Group elected to recognize all cumulative actuarial gains and losses existing at January 1, 2004, although it adopted the corridor approach for recognition of subsequent actuarial gains and losses.

For defined benefit plans, any costs associated with the increase in present value of the liability nearer to the payment date are recognized under financial expense.

Liabilities associated with defined benefit plans are recognized in the statement of financial position at their present value adjusted for unrecognized actuarial gains and losses, arising from application of the corridor method, and unrecognized past service costs.

Other long-term employee benefits

The accounting treatment for other long-term benefits is the same as for post-employment benefit plans except that actuarial gains and losses and past service costs are fully recognized in the income statement in the year in which they arise and the corridor method is not applied.

Equity-based compensation

Share-based compensation plans to be settled through physical delivery of Fiat Industrial S.p.A. shares are measured at fair value at the grant date. That fair value is expensed over the vesting period with a corresponding increase in equity. Initial measurement is not affected by any subsequent changes in fair value.

Provisions

The Company recognizes provisions when it has a legal or constructive obligation to third parties, when it is probable that an outflow of resources will be required to satisfy that obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in the income statement in the period in which they occur.

Own shares

Own shares are recognized as a deduction from equity. The original cost of own shares, proceeds from any subsequent sale and other changes are reported as changes in equity.

Dividends received

Dividends from investees are recognized in the income statement when the right to receive the dividend is established.

Revenue recognition

Revenue is recognized when it is probable that economic benefits associated with a transaction will flow to the Company and the amount can be reliably measured. Revenue is presented net of any adjusting items.

Financial income and expense

Financial income and expense are recognized in the income statement in the period in which they are earned or incurred.

Finance costs related to investments in qualifying assets that require a substantial period of time to prepare for their intended future use or sale are capitalized and amortized over the useful life of the asset.

Income taxes

The tax charge is determined on the basis of the provisions of Presidential Decree 917 of December 22, 1986 as amended. Taxes on income are recognized in profit and loss, except where they relate to items charged or credited directly to other comprehensive income, in which case the tax effect is also recognized directly in other comprehensive income.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 13

For deferred tax assets and liabilities, determination is based on the temporary differences existing between the carrying amount of an asset or liability in the statement of financial position and its corresponding tax basis. Deferred tax assets resulting from unused tax losses and temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which they can be utilized.

Current and deferred income taxes and liabilities are offset when there is a legal right to do so. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the temporary difference is reversed.

Fiat Industrial S.p.A. and almost all its Italian subsidiaries have elected to take part in the domestic tax consolidation program pursuant to Articles 117/129 of Presidential Decree 917/1986 for a three-year period beginning in 2011. Fiat Industrial S.p.A. acts as the consolidating company, creating a single taxable base so that companies taking part in the program can benefit from potential offsetting of taxable income and tax losses. Each company participating in the consolidation transfers its taxable income or tax losses to the consolidating company. Fiat Industrial S.p.A. recognizes a receivable for companies contributing taxable income, corresponding to the amount of IRES (corporate income tax) payable on their behalf. For companies contributing a tax loss, Fiat Industrial S.p.A. recognizes a payable for the amount of the loss actually set off at group level.

Dividends payable

Dividends payable are recognized as changes in equity in the period in which they are approved by Shareholders.

Use of estimates

The preparation of financial statements and related disclosures that conform to IFRS requires that management make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities existing at the balance sheet date. The estimates and assumptions used are based on information available at the balance sheet date, past experience and other factors considered relevant. Actual results could differ from those estimates.

Conditions attributable to the economic and financial crisis that have existed since 2008 have resulted in assumptions regarding future performance being subject to significant uncertainty. As a consequence, it cannot be excluded that actual results in future periods could differ from estimates, requiring adjustments, even significant, to the carrying amount of the item(s) in question, which at present can neither be estimated nor predicted. The line item most impacted by the use of estimates is “investments in subsidiaries” included under non-current assets, where estimates are used for carrying out impairment tests. No particular or significant issues have arisen, however, in relation to estimates used in measurement of employee benefits, taxes or provisions also taking into consideration their level of materiality.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized directly in profit and loss in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

With regard to investments in subsidiaries, the use of estimates essentially related to determination of their recoverable value. For the investment in Fiat Netherlands Holding N.V. (parent company of CNH and principal foreign subsidiaries of Iveco), the book value recognized by Fiat Industrial S.p.A. is significantly lower than the book value of equity reported in the separate and consolidated financial statements of the investee for the year ended December 31, 2012 (prepared under IFRS), which reflected the results of a thorough process for the determination of the recoverability of assets.

With regard to the investments in Iveco S.p.A. and FPT Industrial S.p.A., an impairment test was conducted to determine value in use based on the present value of expected cash flows. The estimates took into account the expected results for 2013, based on assumptions and information consistent with the “Subsequent Events and Outlook” section of the Report on Operations, as well as management’s financial projections for the period 2014-2016. As an additional measure of prudence, a sensitivity analysis was conducted to take account of uncertainty relating to the timing of a full market recovery. Discount rates (after tax) of 10.1% and 10.3% were used for Iveco S.p.A. and FPT Industrial S.p.A., respectively, which take account of the sectors and geographic markets in which they operate. The calculations of terminal value assumed growth rates of 1.4% and 0.8% respectively. On the basis of the estimates and assumptions applied, it was determined that the value of the assets concerned is recoverable.

No impairment was identified for Fiat Industrial Finance S.p.A.

Accounting principles, amendments and interpretations adopted from January 1, 2012

On October 7, 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures. The amendments

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 14

are intended to improve the understanding of transfers of financial assets (derecognition) for users of financial statements, including the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfers are undertaken around the end of a reporting period and are to be applied prospectively. The Group applied those amendments from January 1, 2012. Adoption of the revised standard had no effect on measurement of items in the financial statements and only a limited effect on disclosure.

Accounting standards, amendments and interpretations effective from January 1, 2012 but not applicable to the Company

On December 20, 2010, the IASB issued a minor amendment to IAS 12 - Income taxes, which clarified determination of deferred taxes on investment properties measured at fair value. The amendment introduced the assumption that deferred taxes on investment properties recognized at fair value in accordance with IAS 40 are determined assuming that the carrying amount will be recovered through disposal. Following introduction of this amendment, SIC-21 - Income Taxes - Recovery of Revalued Non-Depreciable Assets will no longer be applicable. The amendment is effective retrospectively from January 1, 2012 and has no impact on the Company.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company

On May 12, 2011, the IASB issued IFRS 10 - Consolidated Financial Statements that will replace SIC-12 - Consolidation - Special Purpose Entities and parts of IAS 27 - Consolidated and Separate Financial Statements (which will be renamed Separate Financial Statements and addresses accounting treatment for investments in separate financial statements). IFRS 10 builds on existing standards and establishes criteria for determining control which are the same for all entities, including special purpose entities. The standard provides additional guidance for situations where control may be difficult to determine. The standard is effective retrospectively from January 1, 2013. The European Union concluded the endorsement process for this standard postponing mandatory adoption to January 1, 2014, but permitting early adoption. The Company elected to adopt the standard from January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On May 12, 2011, the IASB issued IFRS 11 - Joint Arrangements which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly controlled Entities - Non-monetary Contributions by Venturers. The new standard sets out criteria for identifying joint arrangements, by focusing on the rights and obligations of the arrangement rather than its legal form, and establishes the equity method as the sole method of accounting for interests in jointly-controlled entities in the consolidated financial statements. The standard is applicable retrospectively from January 1, 2013. Following issue of the new standard, IAS 28 - Investments in Associates has been amended to also include investments in jointly-controlled entities in its scope of application (from the effective date of the standard). The European Union concluded the endorsement process for this standard postponing mandatory adoption to January 1, 2014, but permitting early adoption. The Company elected to adopt the standard effective January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On May 12, 2011, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities, a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other unconsolidated vehicles. The standard is effective retrospectively from January 1, 2013. The European Union concluded the endorsement process for this standard postponing mandatory adoption to January 1, 2014, but permitting early adoption. The Company elected to adopt the standard effective January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On May 12, 2011, the IASB issued IFRS 13 - Fair Value Measurement, which clarifies rules for determination of fair value for reporting purposes and applies to all IFRS that require or allow fair value measurement or disclosures based on fair value. The standard is applicable prospectively from January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On June 16, 2011, the IASB issued an amended version of IAS 19 - Employee Benefits which is applicable retrospectively from January 1, 2013. The amendment concerns the requirements for recognizing defined benefit plans and termination benefits. The principal changes to defined benefit plans concern the recognition of the plan deficit or surplus to the balance sheet, the introduction of net interest cost and the classification of the net interest cost arising from defined benefit plans, as described below:

Recognition of the plan deficit or surplus: the amendment removes the option to defer actuarial gains and losses under the “corridor method” and requires their direct recognition to Other comprehensive gains/ (losses). In addition, the amendment requires immediate recognition to the income statement of costs concerning prior year labor contracts.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 15

Net interest cost: the amendment replaces the concepts of interest expense and expected return on defined benefit plans with a concept of a net interest expense on defined benefit plans which comprises:

interest costs calculated on the present value of liabilities for defined benefit plans interest income from the valuation of plan assets, and

interest cost or income arising from any limits to the recognition of the plan surplus

The net financial cost is established utilizing, for all components, the discount rate applied for the measurement of the obligation for defined benefit plans at the beginning of the period. In accordance with the current version of IAS 19, the expected return on assets is calculated using a long-term rate of return.

Classification of net interest cost: Under the new definition of net interest cost established by the amendment, all net interest costs on defined benefit plans must be recognized to Financial Income/(expense) in the income statement. Under the current version of IAS 19, the Company recognizes all costs and income from the measurement of pension plan liabilities by function, with the exception of the financial component concerning unfunded defined benefit plans, which is included under Financial Income/(expense).

In accordance with the transition rules of IAS 19, paragraph 173, the Company will apply this amendment retrospectively from January 1, 2013, adjusting the values reported in the balance sheet at December 31, 2012 and the income statement for 2012 as if the IAS amendment had applied from the beginning of the period. No significant effect is expected on the Company’s financial statements from the adoption of this standard.

On June 16, 2011, the IASB issued an amendment to IAS 1 - Presentation of Financial Statements requiring entities to group together items within other comprehensive income that may subsequently be reclassified to profit or loss and those that will not be subsequently reclassified to profit or loss. The amendment is applicable for annual periods beginning on or after July 1, 2012. The Company will adopt this amendment from January 1, 2013. Adoption of this standard will have no effect on the measurement of items in the financial statements.

On December 16, 2011, the IASB issued amendments to IAS 32 - Financial Instruments: Presentation, which clarifies application of certain criteria contained in IAS 32 for netting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2014.

On December 16, 2011, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures. The amendments require disclosure of information on the effect or potential effect on an entity’s financial position of netting arrangements for financial assets and liabilities. The amendments are effective for annual and interim periods beginning on or after January 1, 2013. Disclosure is to be provided retrospectively. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

At the reporting date, the European Union had not yet concluded the endorsement process of the following standards and amendments:

On November 12, 2009, the IASB issued IFRS 9 - Financial Instruments; this standard was subsequently amended. The new standard, applicable retrospectively from January 1, 2015, represents completion of the first phase of a project to replace IAS 39 and introduces new requirements for classification and measurement of financial instruments. For financial assets, the standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value - replacing the many different rules in IAS 39 - which is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, the principal change relates to the recognition of changes in fair value for financial instruments measured at fair value through profit or loss, where those changes are due to changes in the liability’s credit risk. Under the new standard, these changes must be presented in other comprehensive income rather than through profit or loss.

On May 17, 2012, the IASB issued a set of amendments to the IFRS (“Annual Improvements to IFRS - 2009-2011 Cycle”) that are applicable retrospectively from January 1, 2013. Following is a description of those amendments that will lead to changes in the presentation, recognition or measurement of items in the financial statements, excluding those that only relate to changes in terminology or editorial changes with limited accounting impacts and those relating to standards or interpretations that are not applicable to the Company:

IAS 1 - Presentation of Financial Statements: the amendment clarifies how comparative information should be presented when an entity changes accounting policies and when an entity provides comparative information that is additional to the minimum information required;

IAS 16 - Property, Plant and Equipment: the amendment clarifies that items such as spare parts, stand-by equipment and servicing equipment are to be recognized in accordance with IAS 16, if they meet the definition of property, plant and equipment, otherwise they are to be classified as inventory;

IAS 32 - Financial instruments: Presentation: the amendment eliminates an inconsistency between IAS 12 -

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 16

Income Taxes and IAS 32 concerning the recognition of tax arising from distributions to shareholders, and establishes that such tax is to be recognized in profit or loss when the distribution relates to income originally recognized in profit or loss;

IAS 34 - Interim Financial Reporting: the amendment clarifies that disclosures on total assets and total liabilities for a particular reportable segment are to be provided if, and only if:

a) a measure of total assets or total liabilities, or both, is regularly provided to the chief operating decision maker, and

b) there has been a material change from the amount disclosed for that reportable segment in the previous annual financial statements.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 17

COMPOSITION AND PRINCIPAL CHANGES

1. Dividends and other income from investments

Following is a breakdown of dividends and other income from investments:

(€ thousand)

2012 2011

Dividends from subsidiaries:

- Fiat Netherlands Holding N.V. 230,000 450,000

Total dividends from subsidiaries 230,000 450,000

Total dividends and other income from investments 230,000 450,000

2. Other operating income

Following is a breakdown of other operating income:

(€ thousand)

2012 2011

Revenues from services rendered to Group companies 16,784 9,639

Revenues from services rendered to other related parties 269 178

Other revenues and income from Group companies 33 91

Other revenues and income from third parties 3 35

Total other operating income 17,089 9,943

Revenues from services rendered to Group companies and other related parties consisted of services rendered by Fiat Industrial S.p.A. and its managers to the principal companies of Fiat Industrial Group and, in a limited number of cases, to Fiat Group (see Note 24).

Other revenues and income from Group companies mainly relate to recovery of costs.

Other revenues and income from third parties relate to miscellaneous income, recovery of costs and other prior year income.

The increase in Revenues from services rendered was attributable to an increase in amounts invoiced to Group companies for services rendered by management personal and related cost charge-backs.

3. Personnel costs

Personnel costs consisted of the following:

(€ thousand)

2012 2011

Wages and salaries 6,017 3,991

Defined contribution plans and social security contributions 2,559 1,578

Leaving entitlement and other defined benefit plans 159 57

Other personnel costs 2,550 4,900

Total personnel costs 11,285 10,526

The average number of employees increased from 32 in 2011 (16 managers and 16 staff) to 71 in 2012 (24 managers and 47 staff). That increase was primarily attributable to the transfer of 35 employees to Fiat Industrial S.p.A. on December 1, 2011 following acquisition of the “Fiat Industrial Group Internal Audit” business unit. As described in Note 2, some of the Company’s managers (an average of 2 managers in 2012 and 3 managers in 2011) carried out their activities at the principal subsidiaries of the Group and of Fiat Group and the associated costs were charged back to the companies concerned.

The costs associated with defined contribution plans consisted of amounts paid by the Company to the Italian state social security organization (INPS) and other social security and assistance organizations for post-employment defined contribution plans (pension and health care) on behalf of employees in all categories. Following the introduction of Law 296/06, leaving entitlements in Italy (trattamento di fine rapporto) accrued from January 1, 2007 and paid in to supplementary pension funds or the fund established by INPS are recognized under “Defined contribution plans and social security contributions”, while adjustments to the leaving entitlement fund accrued before January 1, 2007 are recognized under “Employee leaving entitlements and other defined benefit plans” (see Note 16).

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 18

Social security contributions represent amounts paid by the Company to social security agencies in relation to short-term benefits for situations such as illness, injury and compulsory maternity leave.

Other personnel costs relate primarily to accruals for variable compensation in the form of annual performance bonuses.

For 2012, compensation to executives with strategic responsibilities totaled €4,154 thousand (€2,799 thousand of which was charged back to the Group companies where they carried out their activities). The total cost for the year, net of chargebacks, includes €367 thousand for the Company’s contribution to defined contribution schemes and social security.

4. Other operating costs

Following is a breakdown of other operating costs:

(€ thousand)

2012 2011

Costs for services rendered by Group companies

1,605 1,396

Costs for services rendered by other related parties

6,897 4,791

Costs for services rendered by third parties

14,942 10,540

Compensation component from stock grant plans

6,196 -

Leases and rentals

455 261

Purchase of goods

28 20

Depreciation of property, plant and equipment

2 2

Amortization of intangible assets

30 15

Misc. operating costs

4,240 1,537

Total other operating costs

34,395 18,562

Costs for services rendered by Group companies primarily consisted of financial advisory services and services provided by managers of Group companies to Fiat Industrial S.p.A. (see Note 24).

Costs for services rendered by other related parties primarily consisted of assistance and consultancy concerning administration, tax, public relations, personnel management, security services and IT services (see Note 24).

Costs for services rendered by third parties essentially consisted of financial advisory, legal and notary services related to the combination of Fiat Industrial and CNH.

For 2012, compensation for the directors and statutory auditors of Fiat Industrial S.p.A. totaled €2,084 thousand and €195 thousand, respectively (€3,150 thousand and €105 thousand in 2011). For directors, that compensation includes fees approved by Shareholders as well as compensation set by the Board of Directors for directors with specific responsibilities.

The compensation component from stock grant plans represents the notional cost of the Long Term Incentive Plan awarded to the Chairman, which was recognized directly in the appropriate equity reserve (see Note 15).

Miscellaneous operating costs consist of membership fees and contributions to trade associations, indirect taxes and duties (non-deductible VAT, etc.), prior year expenses and other minor charges.

5. Financial income/(expense)

The breakdown of financial income and expense was as follows:

(€ thousand) 2012 2011

Financial income 2,845 1,566 Financial expense (90,227) (140,554)

Total financial income/(expense) (87,382) (138,988)

Fiat Industrial S.p.A. Financial Statements at December 31, 2012

19

Financial income consisted of the following:

(€ thousand)

2012 2011

Financial income from Group companies:

- Interest income on current account with Fiat Industrial Finance S.p.A.

- 162 - Fee income for sureties and personal guarantees

2,031 1,401

- Other financial income

710 -

Total financial income from Group companies 2,741 1,563

Financial income from other related parties:

- Interest income and other financial income

- 5 Total financial income from other related parties

- 5 Financial income from third parties:

- Interest income on tax credits

109 -

Total financial income from third parties

109 -

Currency translation gains/(losses)

(5) (2)

Total financial income

2,845 1,566

Financial expense consisted of the following:

(€ thousand) 2012 2011

Financial expense payable to Group companies:

- Interest expense on current account with Fiat Industrial Finance S.p.A.

74,572 44,759

- Interest expense on loans from Fiat Industrial Finance S.p.A.

12,354 34,134

- Interest expense and other financial charges

777 1

- Interest expense and charges for the sale of receivables

1,791 -

Total financial expense payable to Group companies

89,494 78,894

Financial expense payable to other related parties:

- Expense for early repayment of loan from Fiat Finance S.p.A.

- 54,425

- Interest expense on loans from Fiat Finance S.p.A.

- 7,223

Total financial expense payable to other related parties

- 61,648

Financial expense payable to third parties:

- Interest expense and charges for the sale of receivables

710 -

- Financial expense on employee benefits

23 11

- Other third party interest and financial expense

- 1

Total financial expense payable to third parties

733 12

Total financial expense

90,227 140,554

Financial expense primarily included interest payable on a loan from Fiat Industrial Finance S.p.A. and on the overdraft on the current account also held with Fiat Industrial Finance S.p.A. The year-over-year comparison reflects, in 2011, expenses related to early repayment of a loan originally provided by Fiat Finance S.p.A. to Fiat S.p.A. that was subsequently transferred to Fiat Industrial S.p.A. at the time of the demerger.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012

20

6. Income taxes

A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2012	2011
Current taxes:		
- IRES	(14,405)	(35,121)
- IRAP	-	-
Total current taxes	**(14,405)**	(35,121)
Deferred taxes for the period:		
- IRAP	-	-
Total deferred taxes for the period	-	-
Taxes relating to prior periods	(177)	-
Total income taxes	**(14,582)**	(35,121)

Current IRES tax for 2012 consisted of €14,405 thousand in income, representing compensation receivable by Fiat Industrial S.p.A. for tax loss carryforwards contributed to the domestic tax consolidation scheme.

Taxes relating to prior periods consisted of €177 thousand in income related to the prior year's domestic tax consolidation.

A reconciliation between theoretical income taxes determined on the basis of tax rates applicable in Italy and income taxes reported in the financial statements is as follows:

(€ thousand)	2012	2011
Theoretical income taxes	31,357	80,263
Tax effect of permanent differences	(59,887)	(117,563)
Deferred tax not recognized in previous periods	638	2,179
Theoretical tax benefit arising from tax loss carryforwards	13,487	-
Current and deferred income tax recognized in the financial statements, excluding IRAP	**(14,405)**	(35,121)
IRAP (current and deferred)	-	-
Current and deferred income tax recognized in the financial statements	**(14,405)**	(35,121)

Theoretical income taxes are calculated by applying the IRES tax rate (27.5% for 2012 and 2011) to the result before taxes. To facilitate a better understanding of the reconciliation between theoretical and reported income taxes, IRAP has been excluded, as it is calculated on a different tax base and would therefore generate distortions between one year and another.

For 2012, the permanent differences referred to above mainly include the impact of non-taxable dividends totaling €60,087 thousand (€117,563 thousand in 2011).

A breakdown of deferred tax liabilities, net of deferred tax assets, is provided in the following table:

(€ thousand)	At December 31, 2011	Recognized in income statement	Charged to equity	At December 31, 2012
Deferred tax assets arising from:				
- Deductible costs	1,689	-	-	1,689
- Taxed provisions and other minor differences	2,184	332	-	2,516
Total theoretical deferred tax assets	3,873	332	-	**4,205**
Deferred tax liabilities arising from:				
- Others	(7)	(7)	-	(14)
Total theoretical net deferred tax assets	3,866	325	-	**4,191**
Theoretical tax benefit arising from tax loss carryforwards	5	13,482	-	**13,487**
Adjustments for assets whose recoverability is not probable	(3,871)	(13,807)	-	**(17,678)**
Total deferred tax assets, net	-	-	-	-

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 21

Determination of deferred tax assets is based on an analysis of the existence of the conditions for their future realization. As a consequence, the total theoretical future tax benefit arising from deductible temporary differences and tax loss carryforwards was totally written off, in consideration of the nature of the items and the tax treatment applicable.

The breakdown by year of expiry, as at December 31, 2012, of temporary differences (deductible and taxable) and tax losses, including those for which deferred tax assets have not been recognized, is as follows:

(€ thousand)	Total at December 31, 2012	Year of expiry 2013	2014	2015	2016	Beyond 2017 and non-expiring
Temporary differences and tax losses relating to IRES:						
- Taxable temporary differences	(42)	-	-	-	-	42
- Deductible temporary differences	15,287	(9,496)	(2,082)	(1,228)	(1,228)	(1,253)
- Tax losses	49,045	-	-	-	-	(49,045)
- Temporary differences and tax losses for which deferred tax assets have not been recognized	(64,290)	(9,496)	(2,082)	(1,228)	(1,228)	(50,256)
Temporary differences and tax losses subject to national taxation	-	-	-	-	-	-
Temporary differences relating to IRAP:						
- Taxable temporary differences	(42)	-	-	-	-	42
- Deductible temporary differences	25	-	-	-	-	(25)
- Temporary differences and tax losses for which deferred tax assets have not been recognized	17	-	-	-	-	(17)
Temporary differences and tax losses subject to local taxation	-	-	-	-	-	-

7. Intangible assets

At December 31, 2012, intangible assets totaled €457 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2011	Additions	Amortization	(Decreases) and Other changes	At December 31, 2012
Concessions, licenses and similar rights					
- Gross carrying amount	46	43	-	-	**89**
- Accumulated amortization	(15)	-	(30)	-	**(45)**
- Net carrying amount	31	43	(30)	-	**44**
Intangible assets in progress and advances					
- Gross carrying amount	53	8	-	(23)	**38**
Goodwill					
- Gross carrying amount	375	-	-	-	**375**
Total intangible assets	459	51	(30)	(23)	**457**

Concessions, licenses and similar rights includes the value of software, as well as costs incurred for development and registration of brands and trademarks owned by the Company, which are amortized over 3 years.

Intangible assets in progress and advances includes costs incurred for registration of Fiat Industrial trademarks still pending at year end.

Goodwill relates to the consideration paid in excess of book value of the assets, net of associated liabilities, of "Fiat Industrial Group Internal Audit" acquired in 2011.

Amortization on intangible assets is recognized in the income statement under other operating costs (Note 4).

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 22

8. Property, plant and equipment

At December 31, 2012, property, plant and equipment totaled €16 thousand and was subject to the following changes during the year:

(€ thousand) At December 31, 2011 Additions Depreciation (Decreases) and Other changes At December 31, 2012

Other tangible assets

- Gross carrying amount

20 - - - 20 - Accumulated depreciation (2) - (2) - (4) - Net carrying amount 18 (2) - 16 Total property, plant and equipment

- Gross carrying amount 20 - - 20 - Accumulated depreciation (2) (2) - (4) - Net carrying amount 18 (2) - 16

Other tangible assets consisted of office furniture and equipment.

At December 31, 2012, there were no contractual commitments of a material amount for purchases of property, plant and equipment or for assets in progress.

Depreciation of property, plant and equipment is recognized in the income statement under other operating costs (Note 4).

9. Equity Investments

At December 31, 2012, equity investments totaled €6,487,695 thousand and were subject to the following changes during the year:

(€ thousand) At December 31, 2011 Additions Decreases Impairment (losses)/reversals and Fair Value adjustments

At December 31, 2012

Investments in subsidiaries

5,777,496 710,095 - - 6,487,591

Investments in other companies

104 - - - 104

Total investments

5,777,600 710,095 - - 6,487,695

Fiat Industrial S.p.A. Financial Statements at December 31, 2012

23

Investments in subsidiaries and changes during the year were as follows:

(€ thousand)	% interest	At December 31, 2011	Additions/ capital increases	Decreases	mpairment (losses)/ reversals	At December 31, 2012
Fiat Netherlands Holding N.V.	100.00	5,377,346	635,000			**6,012,346**
- Gross carrying amount		5,377,346	635,000			6,012,346
- Accumulated impairment losses		-				-
Iveco S.p.A.	100.00	200,000	75,000			**275,000**
- Gross carrying amount		200,000	75,000			275,000
- Accumulated impairment losses		-				-
FPT Industrial S.p.A.	100.00	100,000				**100,000**
- Gross carrying amount		100,000				100,000
- Accumulated impairment losses		-				-
Fiat Industrial Finance S.p.A.	100.00	100,000				**100,000**
- Gross carrying amount		100,000				100,000
- Accumulated impairment losses		-				-
New Industrial Business 1 S.r.l.	100.00	50				**50**
- Gross carrying amount		50				50
- Accumulated impairment losses		-				-
New Industrial Business 2 S.r.l.	100.00	50				**50**
- Gross carrying amount		50				50
- Accumulated impairment losses		-				-
New Industrial Business 3 S.r.l.	100.00	50				**50**
- Gross carrying amount		50				50
- Accumulated impairment losses		-				-
F.I. Holding N.V.	100.00	-	45			**45**
- Gross carrying amount		-	45			45
- Accumulated impairment losses		-				-
FI CBM Holdings N.V.	100.00	-	50			**50**
- Gross carrying amount		-	50			50
- Accumulated impairment losses		-				-
Total investments in subsidiaries		5,777,496	710,095			**6,487,591**
- Gross carrying amount		5,777,496	710,095			6,487,591
- Accumulated impairment losses		-	-			-

Significant changes to investments in subsidiaries during the year were as follows:

- capital contributions of €635 million to Fiat Netherlands Holding N.V. in April and €75 million to Iveco S.p.A. in December to strengthen their capital base
- establishment of two wholly-owned subsidiaries – F.I. Holding N.V.(with share capital of €45 thousand) and FI CBM Holdings N.V. (with share of capital €50 thousand) in preparation for future transactions

In relation to the major investees (Fiat Netherlands Holding N.V., Iveco S.p.A., FPT Industrial S.p.A. and Fiat Industrial Finance S.p.A.), there were no indications of impairment. Additional information is provided in the "Use of estimates" section.

There were no investments in other companies in relation to whose obligations Fiat Industrial S.p.A. had unlimited liability under Article 2361 (2) of the Civil Code.

A full list of investments with the additional disclosures required by Consob Communication DEM/6064293 of July 28, 2006 is attached.

At December 31, 2012, none of the Company's equity investments had been pledged as security in relation to financial or contingent liabilities.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 24

10. Other financial assets

The breakdown of other financial assets was as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Fees receivable for guarantees given	11,359	6,207	5,152
Total other financial assets	**11,359**	6,207	5,152

Fees receivable for guarantees given represent the present value of fees to be received in future years for guarantees issued by the Company in relation to loans received by Group companies.

By maturity, other financial assets were as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011
Other financial assets:		
- due within one year	2,435	1,216
- due after one year but within five years	8,866	4,620
- due beyond five years	58	371
Total	**11,359**	6,207

11. Trade receivables

At December 31, 2012, trade receivables totaled €3,346 thousand, a net increase of €3,026 thousand over year-end 2011, and included the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Intercompany trade receivables	3,346	311	3,035
Trade receivables from other related parties	-	9	(9)
Total trade receivables	**3,346**	320	3,026

Intercompany trade receivables includes miscellaneous items receivable from other Group companies.

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no significant overdue balances.

12. Current financial receivables

At December 31, 2012, there were no current financial receivables.

13. Other current receivables

At December 31, 2012, other current receivables amounted to €100,132 thousand, a net increase of €18,731 thousand compared to December 31, 2011 and consisted of the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Receivable from Group companies for consolidated IRES tax	34,125	79,761	(45,636)
VAT receivables	62,523	300	62,223
IRES tax receivables	1,349	980	369
Other receivables from other related parties	208	47	161
Other	1,927	313	1,614
Total other current receivables	**100,132**	81,401	18,731

Receivables from Group companies for consolidated IRES tax relates to tax calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

VAT receivables essentially relates to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 25

IRES tax receivables include credits transferred to Fiat Industrial S.p.A. by Italian subsidiaries participating in the domestic tax consolidation program for 2012 and 2011.

The items other receivables from other related parties and other consist of miscellaneous amounts receivable.

The carrying amount of other current receivables is deemed to approximate their fair value.

Other current receivables are almost entirely due within one year.

14. Cash and cash equivalents

At December 31, 2012, cash and cash equivalents totaled €3 thousand and represented amounts held in euro-denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

15. Equity

At December 31, 2012, equity totaled €3,972,503 thousand, a decrease of €104,950 thousand over year-end 2011 primarily attributable to dividend payments of €239,689 thousand (€0.185 per ordinary and preference share and €0.2315 per savings share outstanding at the dividend date) and profit for the year of €128,609 thousand.

Share capital

Share capital totaled €1,919,433 thousand (fully paid) at December 31, 2012, a decrease of €6,134 thousand over December 31, 2011 resulting from the mandatory conversion of all preference shares (103,292,310) and savings shares (79,912,800) into 130,241,397 newly-issued ordinary shares.

(no. of shares)	At December 31, 2012	At December 31, 2011
Shares issued and fully paid		
Ordinary shares	1,222,568,882	1,092,327,485
Preference shares	-	103,292,310
Savings shares	-	79,912,800
Total shares issued	**1,222,568,882**	1,275,532,595

Each share confers the right to participate pro rata in any earnings allocated for distribution and any surplus assets remaining upon a winding-up. Each share also confers the right to vote, without restrictions.

Reported net profit for the year is allocated as follows:

- to the legal reserve, 5% of net profit until the amount of the reserve is equivalent to one-fifth of share capital
- further allocations to the legal reserve, allocations to the extraordinary reserve, retained profit reserve and other allocations that Shareholders may approve
- to each share, distribution of any remaining profit that Shareholders may approve

Where the Board of Directors deems appropriate in relation to the Company's operating results and within the conditions established by law, it may authorize the payment of interim dividends during the year.

In the event of a winding-up, the Company's assets shall be distributed in an equal pro rata amount to all shares.

On May 21, 2012 – in implementation of the Shareholder resolution of April 5, 2012 – the Company completed the mandatory conversion of all 103,292,310 preference shares and 79,912,800 saving shares into 130,241,397 ordinary shares, having the same characteristics as those already in issue and accruing dividend rights from January 1, 2012. The exchange ratios for the conversion were 0.700 ordinary shares per preference share and 0.725 ordinary shares per savings share. The mandatory conversion was also approved at the special meetings of shareholders on April 3, 2012. In accordance with Article 2437-*quater* of the Civil Code, holders of preference and savings shares who did not vote in favor of the relative motions had the right of withdrawal. The applicable redemption value was €4.156 per preference share and €4.336 per savings share and the withdrawal right had to be exercised by April 28, 2012, i.e., 15 days from filing of the relevant resolutions with the Companies Register. Conversion was conditional upon the aggregate cash amount payable to withdrawing shareholders not exceeding €56 million for preference shares and €44 million for savings shares. Upon expiry of the withdrawal exercise period, applications for withdrawal had been received

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 26

in relation to 12,476 preference shares (total value: €51,850) and 23,664 saving shares (total value: €102,607), resulting in fulfillment of the conditions precedent to the conversion.

Following is a reconciliation between the number of shares outstanding at December 31, 2010 and at December 31, 2012:

(shares in thousands)	At December 31, 2010	Capital increase	(Purchases)/ sales of own shares	At December 31, 2011	Conversion of preference and savings shares (May 22, 2012)	(Purchases)/ sales of own shares	**At December 31, 2012**
Ordinary shares issued	80	1,092,248	-	1,092,328	130,241	-	1,222,569
Less: Own shares	-	-	-	-	-	(9)	(9)
Ordinary shares outstanding	80	1,092,248	-	1,092,328	130,241	(9)	1,222,560
Preference shares issued	-	103,292	-	103,292	(103,292)	-	-
Less: Own shares	-	-	-	-	-	-	-
Preference shares outstanding	-	103,292	-	103,292	(103,292)	-	-
Savings shares issued	-	79,913	-	79,913	(79,913)	-	-
Less: Own shares	-	-	-	-	-	-	-
Savings shares outstanding	-	79,913	-	79,913	(79,913)	-	-
Total shares issued by Fiat Industrial S.p.A.	80	1,275,453	-	1,275,533	(52,964)	-	**1,222,569**
Less: Own shares	-	-	-	-	-	(9)	**(9)**
Total Fiat Industrial S.p.A. shares outstanding	80	1,275,453	-	1,275,533	(52,964)	(9)	**1,222,560**

Capital management

Italian regulations regarding share capital and reserves for a joint stock corporation establish the following:

- The minimum permitted share capital is €120,000.
- Any change in the amount of share capital must be approved by Shareholders, who may authorize the Board of Directors, for a maximum period of five years, to increase share capital up to a predetermined amount; Shareholders are also required to adopt suitable measures when share capital decreases by more than one third as the result of verified losses and reduce share capital if, by the end of the following financial year, those losses have not been reduced to less than one third of share capital. If a loss of more than one-third of share capital results in share capital falling below the legal minimum, shareholders must approve the decrease and a simultaneous increase in share capital to an amount not less than the legal minimum or change the company's legal form.
- As mentioned above, the right to participate in a company's profits is established in the by-laws.
- A share premium reserve is established if a company issues shares at a price above their nominal value. This reserve is not distributable until the legal reserve has reached one-fifth of share capital.
- A company may not purchase own shares for an amount exceeding distributable profits and available reserves reported in its latest approved financial statements. Purchases must be approved by Shareholders and in no case may the nominal value of the shares acquired exceed one-fifth of share capital.

Following completion of the Demerger, the Group announced that for the 2011 financial year the dividend policy would consist of an expected distribution of 25% of consolidated profit, with a minimum payout of €100 million, and that the Board of Directors would formulate a dividend policy for subsequent financial periods. On April 5, 2012, Shareholders approved the proposal of the Board of Directors for distribution of a total dividend of €240 million, as follows:

- €0.185 per ordinary share, representing a total of €202.1 million
- €0.185 per preference share, representing a total of €19.1 million
- €0.2315 per savings share, representing a total of €18.5 million

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 27

On February 1, 2012, the Board of Directors also reviewed options relating to its dividend policy. In view of the consistent performance of the businesses and the substantial cash generation capabilities of the Group, it is of the view that Fiat Industrial could distribute between 25% and 35% of its consolidated net income for any one year, with a minimum payout in normal circumstances of €150 million.

The Group’s stated objectives for capital management are to create value for shareholders as a whole, to ensure business continuity and to support the growth of the Group. Accordingly, the Group intends to maintain an adequate level of capital that enables it to achieve a satisfactory economic return for shareholders, as well as ensuring access to affordable sources of external financing (including through the achievement of an adequate rating).

The Group constantly monitors its debt-equity balance, particularly in relation to the level of net debt and the level of cash generated from the Group’s industrial activities.

To achieve these objectives, the Group aims at continuous improvement in the profitability of its business activities. In addition, it may sell assets to reduce the level of debt, or the Board of Directors may propose a capital increase or reduction to Shareholders or, where permitted by law, a distribution of reserves. The Group may also repurchase its own shares, within the limits approved by Shareholders, compatible with the objectives of financial equilibrium and an improvement in credit rating.

The term capital is used to refer both to the value contributed by shareholders (share capital and share premium totaling €2,375,564 thousand at December 31, 2012, unchanged over December 31, 2011), and the value generated by Fiat Industrial S.p.A. in terms of results achieved (retained profit and other reserves, before allocation of profit for the year, totaling €1,597,005 thousand at December 31, 2012 and €1,701,889 thousand at December 31, 2011).

Share premium reserve

At December 31, 2012, the share premium reserve totaled €456,131 thousand, a decrease of €6,134 thousand over

December 31, 2011 following the transfer to share capital associated with the mandatory conversion that took effect on May 21, 2012.

Legal reserve

At December 31, 2012, this reserve totaled €231,287 thousand, an increase of €16,350 thousand over December 31,

2011, following the allocation of 2011 profit approved by Shareholders on April 5, 2012.

Reserve available for the purchase of own shares

At December 31, 2012, the reserve available for the purchase of own shares totaled €499,934 thousand, a decrease of €500,066 thousand over December 31, 2011.

This reserve was created through a transfer from the retained profit reserve, following shareholder authorization given on December 20, 2010 for the purchase of a maximum number of shares not to exceed the legally established percentage of share capital or a total of €1 billion. On April 5, 2012, the authorization was renewed for a maximum amount of €500 million.

The reduction over the previous authorized amount resulted in a €500 million decrease in the reserve available for the purchase of own shares (previously established at €1 billion) and an associated €500 million increase in the retained profit reserve.

The authorization does not constitute an obligation for the Company to repurchase shares. The buy-back authorization is valid for a period of 18 months from April 5, 2012, and any buy-backs must be executed in the manner established by law and at a price which is within 10% of the reference price published by Borsa Italiana on the date prior to the purchase, with the exception of shares purchased from shareholders exercising the right of withdrawal in relation to which the price established under Article 2437-ter of the Civil Code shall apply.

At December 31, 2012, Fiat Industrial S.p.A. held 8,528 own shares with a total value of €66 thousand as a result of cash payments to shareholders for any fractions of ordinary shares to which they were entitled in relation to the mandatory conversion of their preference and/or savings shares.

Reserve for own shares

This reserve is subject to certain restrictions imposed by Article 2357-ter of the Civil Code. The increase reflects transfers from the reserve available for the purchase of own shares associated with disbursements, by the Company, for the fractions of ordinary shares resulting from the mandatory conversion of all preference and savings shares into ordinary shares. At December 31, 2012, the reserve totaled €66 thousand.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 28

Retained profit/(loss)

At December 31, 2012, retained profit totaled €730,913 thousand, an increase of €570,949 thousand over December 31, 2011 resulting from the transfer of €500,000 thousand from the Reserve available for the purchase of own shares (as described above) and allocation of 2011 profit (after dividends and allocation to the legal reserve) approved by Shareholders on April 5, 2012.

Stock grant reserve

At December 31, 2012, the stock grant reserve totaled €6,196 thousand, compared to zero at December 31, 2011. The increase related to the notional cost recognized through the income statement associated with the grant of Fiat Industrial S.p.A. shares awarded to the Chairman and approved by Shareholders on April 5, 2012.

Own shares

On April 5, 2012, Shareholders renewed authorization for the purchase and disposal of own shares, including through subsidiary companies. The authorization related to a maximum number of shares not to exceed the legally established percentage of share capital or an aggregate amount of €0.5 billion. Shares repurchased under the authorization may be used to service the long-term equity-based incentive plan approved by Shareholders on April 5, 2012, as well as for any other purposes permitted by law. The authorization does not constitute an obligation for the Company to repurchase shares and is valid for a period of 18 months from April 5, 2012. Share buy-backs are to be executed in the manner established by law and at a price which is within 10% of the reference price published by Borsa Italiana for the trading day prior to purchase.

At December 31, 2012, the Company held a total of 8,528 ordinary shares having a value of €66 thousand, representing 0.0007% of share capital with total nominal value of €13 thousand. Those shares result from cash payments to shareholders for fractions of ordinary shares to which they were entitled in relation to the mandatory conversion of their preference and/or savings shares.

Whenever the Company has the intention to repurchase shares, details of the repurchase program will, in accordance with applicable regulations, be publicly disclosed in advance and all repurchases reported on a daily basis to the market and relevant supervisory authorities.

Share-based compensation

At December 31, 2012, Fiat Industrial S.p.A. had a share-based compensation plan in place for the Chairman, Sergio Marchionne.

Stock grant plans based on Fiat Industrial S.p.A. ordinary shares

On April 5, 2012, Shareholders approved adoption of a Long Term Incentive Plan, which took the form of a stock grant plan with a performance component (Company Performance LTI) and a retention component (Retention LTI). Under that plan, the Chairman was granted 1 million rights related to the Company Performance LTI and 1.1 million rights related to the Retention LTI.

For the Retention LTI, one third of the rights vest on February 22, 2013, February 22, 2014 and February 22, 2015, provided that Mr. Marchionne remains in office as Chairman.

The rights to the Company Performance LTI will vest on condition that predetermined financial performance targets for the period from January 1, 2012 to December 31, 2014 are met and that the beneficiary retains a professional relationship with the Group up to the date of approval of the 2014 consolidated financial statements by the Board of Directors. The rights will be exercisable in a single tranche subsequent to the date of approval of the 2014 consolidated financial statements by the Board of Directors.

It is intended that the Plan will be serviced with treasury shares and, therefore, will not require the issue of new shares. Additionally, the Company may substitute the free granting of shares, in whole or in part, by payment of a cash amount based on the official share price reported by Borsa Italiana at the vesting date.

At December 31, 2012, the contractual terms of the Long Term Incentive Plan were as follows:

Plan	Beneficiary	Number of Shares	Vesting date	Vesting portion
Company Performance LTI	Chairman	1,000,000	1st Quarter 2015 (*)	1,000,000
Retention LTI	Chairman	1,100,000	February 22, 2013	366,667
			February 22, 2014	366,667
			February 22, 2015	366,666

(*) Upon approval of the prior year's consolidated financial statements

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 29

The following table reflects share activity under the Company Performance LTI:

Number of shares 2012 Weighted average grant date fair value (€)

Non-vested at beginning of year -

Granted 1,000,000 7.795

Forfeited -

Vested -

Non-vested at end of year 1,000,000 7.795

Changes in the Retention LTI during 2012 were as follows:

Number of shares 2012 Weighted average grant date fair value (€)

Non-vested at beginning of year -

Granted 1,100,000 7.795

Forfeited -

Vested -

Non-vested at end of year 1,100,000 7.795

The total cost recognized in 2012 for share-based incentive plans linked to Fiat Industrial S.p.A. ordinary shares was

€6.2 million.

Availability of principal components of equity for use

(€ thousand) At December 31, 2012 Possible use Amount available

Share capital 1,919,433

Reserves:

- Share premium reserve 456,131 A,B,C (*) 456,131

- Legal reserve 231,287 B -

- Reserve available for the purchase of own shares 499,934 A,B,C 499,934

- Reserve for own shares 66 - -

- Retained profit 730,913 A,B,C 730,913

Key:

A: capital increase B: coverage of losses C: dividend

(*) Fully available to increase capital and cover losses. Any other use requires increase of the legal reserve to 20% of share capital (including through transfer from the share premium reserve). At December 31, 2012, the required increase would have been €152,600 thousand

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 30

16. Provisions for employee benefits and other non-current provisions

On December 31, 2012, this item totaled €1,240 thousand, representing a €446 thousand decrease over December 31, 2011, and consisted of the following:

(€ thousand)	At December 31, 2011	Accruals	Utilizations	Other changes	At December 31, 2012
Provisions for employee benefits and similar	1,386	182	(39)	(289)	1,240
Other non-current provisions	300	-	(300)	-	-
Total provisions for employee benefits and other non-current provisions	**1,686**	**182**	**(339)**	**(289)**	**1,240**

Other changes mainly of consists provisions related to employees transferred from Fiat Industrial S.p.A. to other companies in Fiat Group or Fiat Industrial Group during 2012.

Provisions for employee benefits and similar

The Company provides post-employment benefits to employees, either directly or through contributions to independently administered funds.

Those benefits are generally based on individual compensation and length of service. Existing obligations relate to both active employees and retirees and include both defined contribution and defined benefit plans.

In relation to defined contribution plans, the Company pays contributions to publicly or privately-administered pension institutions on the basis of legal and contractual obligations, as well as on a voluntary basis. Once those contributions have been made, the Company has no further obligation. Liabilities for contributions due but unpaid at the balance sheet date are included under other debt (see Note 21). The cost for the period is based on services rendered by the employee for the period and recognized under personnel costs (see Note 3).

For defined benefit plans, the liability is determined on an actuarial basis, using the Projected Unit Credit Method. Any resulting actuarial gains and losses are accounted for using the corridor approach.

Finally, the Company also grants certain other deferred benefits to employees, which are generally paid when the employee has completed a pre-determined length of service. Measurement of the related obligation reflects the probability of payment and the period over which the benefit will be paid. Provisions for those obligations are calculated on an actuarial basis using the Projected Unit Credit Method. The corridor approach is not applied for actuarial gains and losses related to such obligations.

Changes in provisions for employee benefits during the year were as follows:

(€ thousand)	At December 31, 2011	Accruals	Utilizations	Other changes	At December 31, 2012
Post-employment benefits:					
Leaving entitlement (TFR)	950	23	(29)	(32)	912
Other	41	3	-	(1)	43
Total post-employment benefits	991	26	(29)	(33)	**955**
Other long-term employee benefits	395	156	(10)	(256)	285
Total provisions for employee benefits and similar	**1,386**	**182**	**(39)**	**(289)**	**1,240**

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 31

Calculations for post-employment benefits and other long-term employee benefits are based on the following actuarial assumptions:

	At December 31, 2012	At December 31, 2011
Discount rate	3.29%	4.18%
Rate of future salary increases	1.95%	1.73%
Inflation rate	2.00%	2.00%
Maximum retirement age	As per current legislation	Age: 60(F)/65(M)
Mortality rate	SI08	SI08
Average annual rate of departures	6.84%	8.41%

Provisions for employee benefits and similar relate to the following:

Leaving entitlement (TFR)

The provision for leaving entitlements (TFR) represents the Company's obligation under Italian law (amended by Law 296/06) accrued prior to January 1, 2007 which is paid when the employee leaves the Company. In certain circumstances, a portion of the benefit may be advanced while the individual remains in the Company's employ. This is an unfunded defined benefit plan, as, for the most part, the benefits recognized have already been earned, with the sole exception of future revaluations.

Other

The item other includes post-employment benefits payable under supplemental or individual agreements. Such schemes are unfunded.

Other long-term employee benefits

This item mainly includes benefits which are due to employees who have completed a determined length of service.

At December 31, 2012 and 2011, post-employment benefits consisted of the following:

(€ thousand)	Leaving entitlement (TFR) At December 31, 2012	At December 31, 2011	Other At December 31, 2012	At December 31, 2011	Total At December 31, 2012	At December 31, 2011
Present value of unfunded defined benefit plan obligations	896	930	42	35	938	965
Unrecognized actuarial gains/(losses)	16	20	1	6	17	26
Net liability	**912**	950	**43**	41	**955**	991

Amounts recognized in the income statement for post-employment benefits were as follows:

(€ thousand)	Leaving entitlement (TFR) 2012	2011	Other 2012	2011	Total 2012	2011
Service cost:						
- Current service cost	-	-	3	2	3	2
- Net actuarial (gains)/losses recognized during the year	-	-	-	-	-	-
Total service cost	-	-	3	2	3	2
Interest costs	23	11	-	-	23	11
Total cost/(return) for post-employment benefits	**23**	11	**3**	2	**26**	13

The items current service cost and net actuarial (gains)/losses recognized during the year are included in the income statement under personnel costs (see Note 3), when they relate to employees.

Associated interest costs are recognized in the income statement under financial income/(expense) (see Note 5).

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 32

Changes in the present value of post-employment benefit obligations are as follows:

(€ thousand)	Leaving entitlement (TFR) 2012	2011	Other 2012	2011	Total 2012	2011
Present value of obligation at beginning of year	**930**	-	**35**	-	**965**	-
Current service cost	-	-	3	2	3	2
Interest costs	23	11	-	-	23	11
Actuarial (gains)/losses arising during the year	73	(69)	1	(6)	74	(75)
Benefits paid	(43)	(13)	-	-	(43)	(13)
Other changes	(87)	1,001	3	39	(84)	1,040
Present value of obligation at year end	**896**	930	**42**	35	**938**	965

The present value of defined benefit obligations at December 31, 2012 and 2011 is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011
Present value of obligation at year end:		
- Leaving entitlement (TFR)	896	930
- Others	42	35
Total	**938**	965

Gains and losses arising from differences between actuarial assumptions made at the beginning of the period and the actual experience during the period are as follows:

(€ thousand)	2012	2011
Experience adjustments:		
- Leaving entitlement (TFR)	44	(69)
- Others	1	(6)
Total effect on present value of obligation	**45**	(75)

Other non-current provisions

At December 31, 2012, other non-current provisions represented the actuarial estimate of the Company's pro rata share of the cost of an additional severance amount for the Chairman. During 2012, the amount was paid to Fiat S.p.A. which will be responsible for payment to the Chairman at the end of his mandate.

17. Non-current debt

At December 31, 2012 non-current debt totaled €11,359 thousand, representing a €5,152 thousand increase over December 31, 2011, and included the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Financial guarantees	11,359	6,207	5,152
Total non-current debt	**11,359**	6,207	5,152

The item financial guarantees represents the fair value of liabilities assumed in relation to guarantees issued. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees provided on loans to Group companies, the present value of fees receivable (see Note 10 - Other financial assets) is considered the best estimate of the fair value of those guarantees.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 33

The breakdown of non-current debt by due date is as follows:

(€ thousand)

At December 31, 2012

At December 31, 2011

Non-current debt:

- due within one year

2,435

1,216

- due after one year but within five years

8,866

4,620

- due beyond five years

58

371

Total

11,359

6,207

18. Provisions for employee benefits and other current provisions

At December 31, 2012, this item totaled €1,651 thousand, a €4,016 thousand decrease over year-end 2011, and consisted primarily of provisions for annual performance bonuses.

19. Trade payables

At December 31, 2012, trade payables totaled €9,051 thousand, representing a net increase of €4,872 thousand over

December 31, 2011, and consisted of the following:

(€ thousand)

At December 31, 2012

At December 31, 2011

Change

Trade payables to third parties

6,745

3,167

3,578

Trade payables to other related parties

2,010

850

1,160

Intercompany trade payables

296

162

134

Total trade payables

9,051

4,179

4,872

Trade payables to third parties primarily relate to amounts payable and approved invoices not yet received for non-recurring items relating to the proposed merger transaction.

Trade payables to other related parties include payables for goods and services.

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

20. Current debt

At December 31, 2012, current debt totaled €2,534,901 thousand, a €815,359 thousand increase over December 31,

2011 and related to:

(€ thousand)

At December 31, 2012

At December 31, 2011

Change

Intercompany debt:

- Current account with Fiat Industrial Finance S.p.A.

2,534,901

669,149

1,865,752

- Loans from Fiat Industrial Finance S.p.A.

-1,050,000

(1,050,000)

- Accrued interest expense

- 393

(393)

Total intercompany debt

2,534,901

1,719,542

815,359

Total current debt

2,534,901

1,719,542

815,359

Intercompany debt consists of an overdraft on the current account held with Fiat Industrial Finance S.p.A.

The change over year-end 2011 primarily related to repayment at maturity of €1,050,000 thousand variable rate loan received on January 24, 2011.

Current debt is denominated in euros. The carrying amount of those liabilities are deemed to be in line with their fair value.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 34

21. Other debt

At December 31, 2012, other debt totaled €72,303 thousand, a net increase of €21,032 thousand over December 31, 2011, and included the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Other debt:			
- Intercompany debt:			
- Consolidated IRES tax	20,091	45,198	(25,107)
- Consolidated VAT	46,994	-	46,994
- Other	65	-	65
- Total intercompany debt	**67,150**	45,198	21,952
- Debt payable to other related parties:			
- Other	1,566	1,993	(427)
- Total debt payable to other related parties	**1,566**	1,993	(427)
- Social security payables	466	590	(124)
- Current amounts payable to employees, directors and statutory auditors	1,406	2,420	(1,014)
- Other	554	58	496
Total other debt	**71,142**	50,259	20,883
Taxes payable:			
- Taxes withheld on payments to employees and independent contractors	658	431	227
- IRES tax payable under domestic tax consolidation	-	581	(581)
- VAT payables	503	-	503
Total taxes payable	**1,161**	1,012	149
Total other debt	**72,303**	51,271	21,032

At December 31, 2012, intercompany debt for consolidated VAT of €46,994 thousand consisted of VAT credits of Italian subsidiaries transferred to Fiat Industrial S.p.A. as part of the consolidated VAT regime.

Intercompany debt for consolidated IRES tax of €20,091 thousand (€45,198 thousand at December 31, 2011) consisted of compensation payable for tax losses and IRES tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2012 in relation to which Fiat Industrial is the consolidating entity.

Payables to other related parties principally include the payable to Fiat S.p.A. in relation to employees transferred at year-end.

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

22. Guarantees, commitments and contingent liabilities

Guarantees issued

The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Guarantees issued			
Other guarantees			
- on behalf of Group companies	5,353,339	4,414,823	938,516
- on behalf of third parties	-	-	-
Total other guarantees	5,353,339	4,414,823	938,516
Total guarantees issued	**5,353,339**	**4,414,823**	**938,516**

Other guarantees

At December 31, 2012, other guarantees totaled €5,353,339 thousand, increasing €938,516 thousand over December 31, 2011.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 35

All guarantees were issued on behalf of Group companies and consisted of the following:

€978,791 thousand, of which €628,791 thousand related to loans issued to Banco CNH Capital S.A. from Banco

Nacional de Desenvolvimento Econòmico e Social (BNDES) and Agència Especial de Financiamento Industrial

(FINAME), and €350,000 thousand related to loans issued to Fiat Industrial Finance S.p.A.

€2,200,000 thousand for two bonds (due 2015 and 2018) issued by Fiat Industrial Finance Europe S.A. under the

Global Medium Term Note program

€2,027,661 thousand for credit facilities issued to Fiat Industrial Finance Europe S.A. (€1,487,429 thousand), Fiat Industrial Finance S.p.A. (€330,000 thousand), Fiat Industrial Finance North America Inc. (€57,396 thousand), Iveco Finanziaria S.p.A. (€100,456 thousand), CNH Capital Australia PTI Ltd. (€47,199 thousand) and Fiat Powertrain Technologies Management (Shanghai) Co. Ltd. (€5,181 thousand)

€112,959 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of

Fiat Industrial S.p.A., in addition to other guarantees of €33,928 thousand

At December 31, 2012 there were no guarantees outstanding on behalf of third parties.

Commitments

During 2012, Fiat Industrial S.p.A. gave a commitment to issue guarantees on behalf of the subsidiary Iveco S.p.A. in relation to a potential supply contract for which it has tendered a bid. The value of that commitment is €80 million.

Contingent liabilities

Fiat Industrial S.p.A. directly or indirectly through its subsidiaries is party to various legal disputes and lawsuits. Disbursements relating to current or future legal proceedings cannot be predicted with certainty. At December 31, 2012 contingent liabilities for the Group were estimated to be equivalent to around €39 million (approximately €41 million at

December 31, 2011). No provisions have been recognized in relation to those liabilities as it is considered improbable that they will result in an outflow of resources.

Sale of Receivables

Fiat Industrial S.p.A. sold, on a non-recourse basis, €75 million in receivables due subsequent to December 31, 2012.

Those receivables related to VAT amounts for which the Company has requested reimbursement.

23. Information on financial risks

Fiat Industrial S.p.A. measures and manages financial risks in accordance with Group policy. The major categories of risk to which the Company is exposed are set out below.

Credit risk

At December 31, 2012 Fiat Industrial S.p.A.’s maximum nominal credit exposure consisted of the carrying amounts of financial assets and the nominal value of guarantees issues (as discussed in Note 22).

Amounts receivable at the balance sheet date were essentially due from Group companies and tax authorities. Guarantees issued were mainly on behalf of Group companies.

At December 31, 2012, there were no significant amounts past due.

Liquidity risk

Liquidity risk arises if the Company is unable to obtain, at economically viable terms, the funding needed to carry out its activities.

Fiat Industrial S.p.A. participates in the Group’s centralized treasury management and, as a result, the liquidity risk to which it is exposed is strictly correlated to that of the Group as a whole.

The two principal factors determining the Group’s liquidity position are, on one side, the cash generated by or used in operating and investing activities and, on the other, the maturity and renewal profile of debt and invested liquidity and prevailing market conditions.

Fiat Industrial Group has adopted a series of policies and procedures (consistent with those adopted by Fiat Group) to optimize management of financial resources and to reduce liquidity risk by: centralizing management of collections and payments, where it may be economically beneficial in relation to the legal and tax environment and currency conditions in countries where it is present

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 36

maintaining an adequate level of available liquidity

diversifying sources of funding and maintaining a continuous and active presence in the capital markets obtaining adequate credit lines, and

monitoring future liquidity based on corporate planning

Management believes that the funding currently available, in addition to cash generated by operating and financing activities, will enable Fiat Industrial S.p.A. to meet the requirements of its investing activities and working capital needs and to meet its scheduled debt repayment obligations.

Currency risk

At December 31, 2012 Fiat Industrial S.p.A. had no significant receivable, payable or derivative positions that were exposed to currency risk.

Interest rate risk

Fiat Industrial S.p.A. satisfies its financing requirements through the Group’s system of centralized treasury management.

In particular, current debt primarily consists of loans and other amounts payable to Fiat Industrial Finance S.p.A. (as discussed in Note 20). The cost of these positions is affected by changes in short-term interest rates. For short-term or variable rate transactions, a hypothetical, immediate and adverse change of 10% in short-term interest rates would have led to pre-tax net financial expense being approximately €0.5 million higher on an annualized basis.

Other risks relating to derivative financial instruments

Fiat Industrial S.p.A. does not hold any derivative financial instruments.

24. Intercompany and related-party transactions

For Fiat Industrial S.p.A., intercompany and related-party transactions primarily consist of transactions with companies it directly or indirectly controls and with companies forming part of Exor Group (including companies of Fiat Group). Related parties also include members of the Boards of Directors and Statutory Auditors and executives with strategic responsibilities of Fiat Industrial Group and their immediate family members.

Intercompany and related party transactions are conducted at standard market terms for the nature of goods or services involved.

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 37

The effects of these transactions on individual line items in the 2012 and 2011 financial statements are summarized in the following tables:

Counterparty (€ thousand)	Other operating income		Personnel costs		Other operating costs		Financial income/ (expense)	
	2012	2011	2012	2011	2012	2011	2012	2011
Iveco S.p.A.	6,381	4,540	-	-	41	83	26	42
FPT Industrial S.p.A.	1,805	900	-	-	46	-	1	5
Fiat Industrial Finance S.p.A.	211	147	-	-	807	977	(86,711)	(78,672)
CNH Italia S.p.A.	5,583	3,694	-	-	185	18	-	14
Fiat Industrial Finance Europe S.A.	150	150	-	-	-	-	1,288	1,221
Fiat Netherlands Holding N.V.	1,398	28	-	-	-	-		-
Iveco Finanziaria S.p.A.	120	35	-	-	-	-	(1,739)	-
CNH Global N.V.	1,158	236	-	-	-	-	422	-
Fiat Industrial Finance North America Inc.	-	-	-	-	-	-	24	58
CNH America LLC	-	-	-	-	344	183	-	-
CNH International S.A.	-	-	-	-	182	140	-	-
Iveco Partecipazioni Finanziarie S.p.A.	-	-	-	-	-	-	(64)	-
Other Group companies	11	-	-	-	-	-		2
Total Group companies	**16,817**	9,730	**-**	-	**1,605**	1,401	**(86,753)**	(77,330)
Other related parties	269	-	4,154	2,654	16,548	8,900	-	(61,643)
Total Group companies and other related parties	**17,086**	9,730	**4,154**	2,654	**18,153**	10,301	**(86,753)**	(138,973)
Total	17,089	9,943	11,285	10,526	34,395	18,562	(87,382)	(138,988)
% total line item	**100%**	98%	**37%**	25%	**53%**	55%	**99%**	100%

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 38

December 31, 2012

Counterparty (€ thousand)	Other fin. assets	Trade recs.	Other current recs.	Non-current employee provisions	Non-current debt	Trade pays.	Current debt	Other debt
Iveco S.p.A.	-	820	-	-	-	49	-	-
FPT Industrial S.p.A.	-	332	-	-	-	56	-	-
Fiat Industrial Finance S.p.A.	-	30	-	-	-	-	2,534,901	-
Fiat Industrial Finance North America Inc.	-	-	-	-	-	-	-	-
CNH America LLC	-	-	-	-	-	143	-	-
CNH International S.A.	-	-	-	-	-	45	-	-
CNH Italia S.p.A.	-	569	-	-	-	3	-	-
Iveco Finanziaria S.p.A.	-	145	-	-	-	-	-	-
FNH N.V.	-	848	-	-	-	-	-	-
CNH Global N.V.	-	598	-	-	-	-	-	-
F.I. Holding N.V.	-	4	-	-	-	-	-	-
Iveco Partecipazioni Finanziarie S.p.A.	-	-	223	-	-	-	-	65
IRES tax consolidation	-	-	34,125	-	-	-	-	20,091
VAT consolidation	-	-	-	-	-	-	-	46,994
Financial guarantees	11,359	-	-	-	11,359	-	-	-
Total Group companies	**11,359**	**3,346**	**34,348**	**-**	**11,359**	**296**	**2,534,901**	**67,150**
Other related parties	-	-	208	235	-	2,010	-	2,471
Total Group companies and other related parties	**11,359**	**3,346**	**34,556**	**235**	**11,359**	**2,306**	**2,534,901**	**69,621**
Total	11,359	3,346	100,132	1,240	11,359	9,051	2,534,901	72,303
% total line item	**100%**	**100%**	**35%**	**19%**	**100%**	**25%**	**100%**	**96%**

December 31, 2011

Counterparty (€ thousand)	Other fin. assets	Trade recs.	Other current recs.	Non-current employee provisions	Non-current debt	Trade pays.	Current debt	Other debt
Iveco S.p.A.	-	177	-	-	-	30	-	-
FPT Industrial S.p.A.	-	32	-	-	-	-	-	-
Fiat Industrial Finance S.p.A.	-	2	-	-	-	-	1,719,542	-
Fiat Industrial Finance North America Inc.	-	58	-	-	-	-	-	-
CNH America LLC	-	-	-	-	-	64	-	-
CNH International S.A.	-	-	-	-	-	47	-	-
CNH Italia S.p.A.	-	-	-	-	-	21	-	-
Iveco Finanziaria S.p.A.	-	42	-	-	-	-	-	-
IRES tax consolidation	-	-	79,761	-	-	-	-	45,198
Financial guarantees	6,207	-	-	-	6,207	-	-	-
Total Group companies	6,207	311	79,761	-	6,207	162	1,719,542	45,198
Other related parties	-	9	47	978	-	850	-	3,603
Total Group companies and other related parties	6,207	320	79,808	978	6,207	1,012	1,719,542	48,801
Total	6,207	320	81,401	1,686	6,207	4,179	1,719,542	51,271
% total line item	100%	100%	98%	58%	100%	24%	100%	95%

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 39

Items arising from the domestic tax consolidation (see Notes 13 and 21) and the consolidated VAT settlement (see Note 21) are not broken down by counterparty, as they are not commercial transactions between Group companies but relate only to provisions of the Italian tax code governing the relationship between Group companies in Italy and the Italian tax authorities. Similarly, balances relating to financial guarantees (offsetting assets and liabilities) are not broken down by counterparty, as they only represent the present value of estimated fees to be earned in future years and are considered not material (see Notes 10 and 17).

The most significant transactions between Fiat Industrial S.p.A. and Group companies reported in the above tables are as follows:

- services provided by Fiat Industrial S.p.A. and its management personnel to Group companies (Iveco S.p.A., CNH Italia S.p.A., FPT Industrial S.p.A., CNH Global N.V. and other minor subsidiaries)
- provision of sureties and other guarantees (see Note 21) on bonds (Fiat Industrial Finance Europe S.A.), bank loans and credit facilities (Fiat Industrial Finance S.p.A., Fiat Industrial Finance Europe S.A., Fiat Industrial Finance North America Inc. and other minor subsidiaries) and to tax authorities for VAT credits held by Group companies
- management of current accounts, sourcing short-term financing and provision of other financial services (Fiat Industrial Finance S.p.A.)

During 2012, intercompany transactions also related to management of the portfolio of investments in subsidiaries, whose effects on the Company's earnings and financial position were as described above, in particular:

- collection of dividends from investees (see Note 1)
- capital contributions of €635 million to Fiat Netherlands Holding N.V. and €75 million to Iveco S.p.A. to strengthen the capital base of those investees (see Note 9)
- incorporation of F.I. Holding N.V. and FI CBM Holdings N.V.

Related-party transactions (as defined under IAS 24) not involving subsidiaries are reported above under "Other related parties" and essentially related to transactions with Fiat Group companies:

- consultancy and services related to administrative, tax and corporate activities and related IT systems (Fiat Services S.p.A. and Fiat I.T.E.M. S.p.A.), public relations services (Fiat Group Marketing & Corporate Communication S.p.A. and Fiat S.p.A.), personnel and other management services (Fiat Servizi per l'Industria S.c.p.A. and Fiat Services S.p.A.), security services (Orione S.c.p.A. and Sirio S.c.p.A.), vehicle leases (Leasys S.p.A.) maintenance services and services for office space (Fiat S.p.A. and Fiat Partecipazioni S.p.A.) and other services (SGS Italia S.p.A.)
- compensation due to the directors and statutory auditors of Fiat Industrial S.p.A.
- compensation due to executives of Fiat Industrial S.p.A. with strategic responsibilities

25. Net financial position

Pursuant to Consob Communication of July 28, 2006 and in compliance with CESR's recommendations for the consistent implementation of the European Commission's Regulation on Prospectuses issued on February 10, 2005, the net financial position of Fiat Industrial S.p.A. at December 31, 2012 is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Cash and cash equivalents	3	-	3
Current financial receivables:			
- from Group companies	-	-	-
Non-current debt:			
- payable to Group companies	(11,359)	(6,207)	(5,152)
Current debt:			
- payable to Group companies	(2,534,901)	(1,719,542)	(815,359)
Net financial position	**(2,546,257)**	**(1,725,749)**	**(820,508)**
- due to Group companies	(2,546,260)	(1,725,749)	(820,511)
- due to third parties	3	-	3

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 40

26. Significant non-recurring transactions and unusual or abnormal transactions

During 2012, Fiat Industrial S.p.A. did not take part in any significant non-recurring transaction or unusual or abnormal transaction as defined in Consob Communication of July 28, 2006.

27. Subsequent Events

On February 7, 2013, Fiat Industrial S.p.A. completed renewal of a 3-year €2 billion revolving credit facility with a syndicate of 21 banks. The facility is available for general corporate purposes and to meet working capital requirements. It replaces the 3-year €2 billion facility originally signed in December 2010.

List of equity investments with additional information required by Consob (Communication DEM/6064293 of 28 July 2006)

Subsidiaries

% owned by

Result for the latest

Fiat

Share Capital (*)

financial year (*)

Equity (*)

Industrial

Number

Book value

Company and registered office

(€)

(€)

(€)

S.p.A.

of shares

(€)

Fiat Netherlands Holding N.V. - Amsterdam (The Netherlands)

At 31.12.11

2,610,397,295

726,147,019

6,565,931,093

100.00

94,923,538

5,377,346,053

capital contribution

635,000,000

At 31.12.12

2,610,397,295

890,958,402

7,716,065,322

100.00

94,923,538

6,012,346,053

Iveco S.p.A.- Turin

At 31.12.11

200,000,000

(47,821,734)

117,375,330

100.00

200,000,000

200,000,000

capital contribution

75,000,000

At 31.12.12

200,000,000

(82,913,360)

109,461,970

100.00

200,000,000

275,000,000

FPT Industrial S.p.A.- Turin

At 31.12.11

100,000,000

3,018,590

84,850,541

100.00

100,000,000

100,000,000

At 31.12.12

100,000,000

17,872,704

103,234,367

100.00

100,000,000

100,000,000

Fiat Industrial Finance S.p.A.- Turin

At 31.12.11

100,000,000

4,239,983

104,302,288

100.00

100,000,000

100,000,000

At 31.12.12

100,000,000

20,357,366

124,659,654

100.00

100,000,000

100,000,000

New Industrial Business 1 S.r.l.- Turin

At 31.12.11

50,000

(580)

49,420

100.00

50,000

50,000

At 31.12.12

50,000

(9,557)

39,863

100.00

50,000

50,000

New Industrial Business 2 S.r.l.- Turin

At 31.12.11

50,000

(580)

49,420

100.00

50,000

50,000

At 31.12.12

50,000

(9,557)

39,863

100.00

50,000

50,000

New Industrial Business 3 S.r.l.- Turin

At 31.12.11

50,000

(580)

49,420

100.00

50,000

50,000

At 31.12.12

50,000

(11,030)

38,390

100.00

50,000

50,000

F.I. Holding N.V. - Amsterdam (The Netherlands)

capital subscription

45,000

At 31.12.12

45,000

(4,768)

40,232

100.00

4,500,000

45,000

FI CBM Holdings N.V. - Amsterdam (The Netherlands)

capital subscription

50,000

At 31.12.12

50,000

(67)

49,933

100.00

5,000,000

50,000

Total subsidiaries

6,487,591,053

(*) Figures taken from the separate financial statements of the subsidiaries

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 41

Other companies

% owned by

Fiat

Industrial

Number

Book value

Company and registered office

S.p.A.

of shares

(€)

Fiat Revi S.c.p.A. - Turin

At 31.12.11 16.00 48,000 104,120

At 31.12.12 16.00 48,000 104,120

Orione S.c.p.A. - Turin

At 31.12.11 0.22 264 264

At 31.12.12 0.22 264 264

Sirio S.c.p.A. - Turin

At 31.12.11 0.02 26 26

At 31.12.12 0.02 26 26

Total other companies 104,410

**********

The manager responsible for preparing the Company’s financial reports, Pablo Di Si, declares, pursuant to paragraph 2 of Article 154-

bis of Legislative Decree 58/98, that the accounting information contained in this document corresponds to the results documented in the books, accounting and other records of the company.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

Fiat Industrial S.p.A. Financial Statements at December 31, 2012 42

APPENDIX

INFORMATION REQUIRED UNDER ARTICLE 149-DUODECIES OF THE CONSOB ISSUER REGULATIONS

The following table, prepared in accordance with Article 149-duodecies of the Consob Issuer Regulations, reports fees charged for 2012 for audit and other services provided by the independent auditors. No services were provided by entities in their network.

2012

(€ thousand) Service Provider Fees

Audit Reconta Ernst &Young S.p.A. 76

Attestation Reconta Ernst & Young S.p.A.(1) 385

Total 461

(1) Supplementary audit procedures for PCAOB relating to review of the Form 4 Registration Statement and consolidated financial statements of Fiat Industrial prepared in accordance with IFRS issued by IASB. Issue of a Comfort letter, on behalf of Fiat Industrial S.p.A. as guarantor, for Base Prospectus updating the GMTN Program. Review of system of internal control over financial reporting of Fiat Industrial S.p.A. and subsidiaries

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne CHAIRMAN

Fiat Industrial S.p.A. - Appendix - Information Required under Article 149-doudecies of the Consob Issuer Regulations 43

Schedule 6

FI CBM Holdings N.V.

Financial Statements

at December 31, 2012

CONTENTS

BOARD OF DIRECTORS

FINANCIAL STATEMENTS AT DECEMBER 31, 2012 2

NOTES 3

FI CBM Holdings N.V.

Principal offices: Cranes Farm Road, Basildon, Essex SS14 3AD, UNITED KINGDOM

Share Capital: €50,000

Amsterdam Companies Register: 56532474

BOARD OF DIRECTORS

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Richard Joseph Tobin

Derek Neilson

FINANCIAL

STATEMENTS

AT

DECEMBER

31, 2012

PROFIT AND LOSS ACCOUNT

December 31, 2012

Euro

Interest income

15

Bank charges

(82)

Profit/(Loss) for the period

(67)

BALANCE SHEET

Current assets and liabilities

Cash and cash equivalents

212

Intercompany financial receivable

49,804

Accruals

(83)

Net current assets

49,933

EQUITY AND LIABILITIES

Equity

Share capital

50,000

Profit and Loss Account for the period

(67)

Total equity

49,933

TOTAL EQUITY AND LIABILITIES 49,933

FI CBM Holdings N.V. Financial Statements at December 31, 2012 2

NOTES

There are only two significant events recorded in the Financial Statements of FI CBM Holdings N.V. at December 31 2012. The first is the incorporation of the Company, which took place on November 23, 2012 through the subscription and payment by Fiat Industrial S.p.A. of the entire share capital of €50,000, consisting of 5,000,000 ordinary shares having a par value of €0.01 each, and the second being an interest bearing loan signed on 19th December of €49,800 to Fiat Industrial Finance Europe S.A..

The Company was established for the purpose of implementing a companies’ reorganization which forms part of a broader reorganization and simplification of the corporate structure of Fiat Industrial Group consisting of a series of interconnected mergers that will result in FI CBM Holdings N.V. becoming the new parent company of the Group.

The accounting treatment of the incorporation in the Financial Statements at December 31, 2012 conforms to Dutch Accounting Standards.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

FI CBM Holdings N.V. Financial Statements at December 31, 2012 3

Schedule 7

ANNUAL REPORT

AT DECEMBER 31, 2012

FIAT

INDUSTRIAL

FIAT INDUSTRIAL

THE GLOBAL SCALE OF OUR

INDUSTRIAL AND COMMERCIAL

ACTIVITIES, TOGETHER WITH THE

FLEXIBILITY OF THE ORGANIZATION

AND OUR PROVEN EXPERIENCE

IN MANAGING THE UNEXPECTED,

WILL ENABLE US TO COMPENSATE

FOR DIFFICULTIES THAT WE

MAY ENCOUNTER IN CERTAIN

BUSINESS SEGMENTS OR

GEOGRAPHIC MARKETS WITH

STRONG RESULTS IN OTHERS.

Sergio Marchionne

Chairman

GENERAL MEETING

Fiat Industrial’s shareholders are notified that an Ordinary General Meeting will be held at Centro Congressi Lingotto, Via Nizza 280, Turin at 11 a.m. on April 8, 2013 (single call) to vote on the following:

Agenda

1. Annual Report:

a) Motion for Approval of the Statutory Financial Statements at December 31, 2012, Allocation of Profit and Dividend Distribution

b) Compensation Policy pursuant to Article 123-ter of Legislative Decree 58/98

2. Election of Board of Statutory Auditors:

a) Election of Regular Auditors, Alternate Auditors and Chairman

b) Compensation for Statutory Auditors

NOTICE

Attendance and Representation

Shareholders are entitled to attend the Meeting if they hold the right to vote at the close of business on the record date of March 26, 2013 and the Company has received the relevant confirmation of entitlement from an authorized intermediary.

As provided by law, Shareholders entitled to attend the Meeting may appoint a representative by written proxy.

The Company has designated Servizio Titoli S.p.A. as the representative, pursuant to Article 135-undecies of Legislative Decree 58/98, upon whom shareholders may confer proxy and instruct to vote on all or some of the motions on the agenda. The deadline for conferral of proxy is April 4, 2013, using the form provided on the corporate website (www.fiatindustrial.com/Investor Relations/Shareholder Info/Shareholder Meetings). The form can also be requested by calling +39 011 0923200.

Documentation and Information

The Notice of General Meeting available on the corporate website (www.fiatindustrial.com /Investor Relations/Shareholder Info/Shareholder Meetings) contains complete information and instructions relating to the rights exercisable by Shareholders, including the procedure and deadlines for presenting lists of candidates for election of the Statutory Auditors.

The Annual Report and Annual Report on Corporate Governance are available at the Company’s registered office and on the corporate website. Reports and motions relating to the other items on the agenda will be available at the Company’s registered office and on the corporate website on or before the legal deadline.

2

FIAT INDUSTRIAL VILL

19-9-2011

3

CONTENTS

CONTENTS

BOARD OF DIRECTORS AND AUDITORS 6

LETTER FROM THE CHAIRMAN 8

THE GROUP AT A GLANCE 11

2012 in Summary 12

Introduction 14

Group Structure 15

Brands 16

Fiat Industrial around the World 22

Our Commitment to Sustainable Development 24

REPORT ON OPERATIONS 35

Highlights 36

Shareholders 37

Key Events in 2012 40

Highlights by Sector 50

Main Risks and Uncertainties to which

Fiat Industrial S.p.A. and the Group are Exposed 52

Research and Innovation 66

Human Resources 74

Financial Review - Fiat Industrial Group 80

Corporate Governance 96

Transactions between Group Companies and with Related Parties 104

Subsequent Events and Outlook 105

Operating Performance by Sector 106

Agricultural and Construction Equipment 107

Trucks and Commercial Vehicles 115

FPT Industrial 125

Financial Review - Fiat Industrial S.p.A. 128

Motion for Approval of the Statutory Financial Statements at December 31, 2012, Allocation of Profit and Dividend Distribution 131

4

FIAT INDUSTRIAL GROUP - CONSOLIDATED

FINANCIAL STATEMENTS AT DECEMBER 31, 2012 133

Consolidated Income Statement 134

Consolidated Statement of Comprehensive Income 135

Consolidated Statement of Financial Position 136

Consolidated Statement of Cash Flows 138

Statement of Changes in Consolidated Equity 139

Consolidated Income Statement pursuant to Consob Resolution 15519 of July 27, 2006 140

Consolidated Statement of Financial Position pursuant to Consob Resolution 15519 of July 27, 2006 141

Consolidated Statement of Cash Flows

Pursuant to Consob Resolution 15519 of July 27, 2006 142

Notes to the Consolidated Financial Statements 143

Appendix I - Fiat Industrial Group Companies at December 31, 2012 237

Appendix II - Information required under

Article 149-duodecies of the Consob Issuer Regulations 250

ATTESTATION OF THE CONSOLIDATED

FINANCIAL STATEMENTS UNDER ARTICLE 154-BIS

OF LEGISLATIVE DECREE 58/98 251

FIAT INDUSTRIAL S.P.A. - STATUTORY

FINANCIAL STATEMENTS AT DECEMBER 31, 2012 253

Income Statement 254

Statement of Comprehensive Income 254

Statement of Financial Position 255

Statement of Cash Flows 256

Statement of Changes in Equity 257

Income Statement pursuant to Consob Resolution 15519 of July 27, 2006 258

Statement of Financial Position pursuant to Consob Resolution 15519 of July 27, 2006 259

Statement of Cash Flows pursuant to Consob Resolution 15519 Of July 27, 2006 260

Notes to the Statutory Financial Statements 261

Appendix - Information required under

Article 149-duodecies of the Consob Issuer Regulations 302

ATTESTATION OF THE STATUTORY

FINANCIAL STATEMENTS UNDER

ARTICLE 154-BIS OF LEGISLATIVE DECREE 58/98 303

REPORTS OF THE INDEPENDENT AUDITORS 305

REPORTS OF THE BOARD OF STATUTORY AUDITORS 311

MOTIONS FOR AGM 319

This document has been translated into English for the convenience of international readers. The original Italian should be considered the authoritative version.

5

BOARD OF DIRECTORS AND AUDITORS

BOARD OF DIRECTORS AND AUDITORS

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Alberto Bombassei (2) Gianni Coda John Elkann (1) (3) Maria Patrizia Grieco (1) Robert Liberatore (1) Libero Milone (2) Giovanni Perissinotto (3) Guido Tabellini (2)

Jacqueline Tammenoms Bakker (3)

John Zhao

BOARD OF STATUTORY AUDITORS

Regular Auditors

Paolo Piccatti-Chairman

Valter Cantino

Lucio Pasquini

Alternate Auditors

Riccardo Rota Vittorio Sansonetti Giorgio Cavalitto

INDEPENDENT AUDITORS

Reconta Ernst & Young S.p.A.

(1) Member of the Nominating, Corporate Governance and Sustainability Committee

(2) Member of the Internal Control and Risk Committee

(3) Member of the Compensation Committee

6

FIAT

7

LETTER FROM THE CHAIRMAN

LETTER FROM THE CHAIRMAN

Dear Shareholders,

2012 was a particularly significant year for Fiat Industrial, both for the results achieved, despite deteriorating economic conditions in several major European markets, and for the fact that it represented the beginning of another important chapter.

The decision to ensure full independence and freedom of movement for the capital goods businesses, through the demerger from Fiat Group, has unlocked their growth potential and brought clear financial benefits.

In 2012, its second year as an independent group, Fiat Industrial posted another year of gains and met all financial targets. Revenues were up 6.2% to €25.8 billion.

Trading profit was also significantly higher at more than €2 billion, with trading margin improving 1.2 percentage points over the prior year to 8.1%.

Net profit was up 31% to €921 million.

Those results demonstrate the solidity of the Group and its businesses and were primarily driven by continued robust performance for CNH, particularly in the Agricultural Equipment segment.

On that basis, the Board of Directors is recommending a total dividend of approximately €275 million, corresponding to €0.225 per ordinary share.

Despite being a relative newcomer to the financial markets, the profound sense of responsibility with which the Group manages its activities reflects the values and experience integral to each of the Group’s businesses.

During the year, Fiat Industrial’s leadership in sustainability was again recognized by leading rating agencies and other international organizations.

The Group was reconfirmed Industry Leader in the Industrial Engineering sector of the prestigious Dow Jones Sustainability Indexes (DJSI) World and Europe, which only admit companies that are best-in-class in terms of the sustainable management of their businesses. Fiat Industrial scored 85/100 compared with an average of 51/100 for the sector. For the second consecutive year, Fiat Industrial was also admitted to the Italy 100 Carbon Disclosure Leadership Index (CDLI) with a score of 91/100 for the level of disclosure on issues related to climate change.

We consider these important recognitions of what we have already achieved, as well as an incentive to continue in our commitment and set even more ambitious targets for the future.

None of these results would have been possible without the determination and dedication of the men and women at Fiat Industrial and we thank them for embracing these principles and translating them into concrete action.

Fiat Industrial has reached another crucial moment in its history.

In November, CNH Global N.V. (CNH) and Fiat Industrial S.p.A. signed a merger agreement that paves the way for a new corporate structure and full integration of their activities.

The transaction - which will be submitted to the respective companies’ shareholders at the extraordinary general meetings to be called for approval of the transaction, with completion expected during the third quarter of 2013 - represents the culmination of a lengthy simplification process initiated more than two years ago.

8

From a technical perspective, the agreement provides for the establishment of a new company (NewCo) into which both Fiat Industrial and CNH will be merged, with Fiat Industrial shareholders receiving one NewCo share for each Fiat Industrial share held and CNH minority shareholders receiving 3.828 NewCo shares for each CNH share held.

NewCo will adopt a loyalty voting structure to promote a stable shareholder base by rewarding long-term share ownership.

From a strategic viewpoint, we consider this step vital to the future growth, simplification, rationalization, autonomy and efficiency of the Group.

It will lead to the creation of a fully-integrated, multinational capital goods group capable of competing at the very top of its sector.

It will be one of the largest, most solid players in its peer group with an established global presence and, finally, the freedom to craft its own destiny.

It will have the necessary flexibility to pursue the most advantageous strategic options and capitalize on opportunities for growth and consolidation consistent with its ambitions as a leader in the sector.

The new organizational structure, announced at the end of 2012, reflects the international profile of the Group’s businesses and will play a key role in facilitating the integration process.

For 2013, we expect continued solid trading conditions for all sectors, especially CNH.

The global scale of our industrial and commercial activities, together with the flexibility of the organization and our proven experience in managing the unexpected, will enable us to compensate for difficulties that we may encounter in certain business segments or geographic markets with strong results in others.

On the back of the Group’s performance to date, Fiat Industrial’s objectives for 2013 are: revenues up 5%; trading margin between 8.3% and 8.5%; and net industrial debt down to between €1.1 billion and €1.4 billion.

For the past two years, the new Group has met and exceeded all expectations. It has established a new course with decisiveness, efficiency and responsibility.

As a truly global organization, it understands that continuous improvement and change are essential to compete. Our move forward to the full integration of Fiat Industrial and CNH is based on that approach.

As we forge this new industrial group, with all of the opportunities and challenges that it will bring, we know that the further integration of our activities will unleash renewed vitality and opportunity for the development of our businesses and contribute significantly to the creation of value.

We want to thank you for your support during 2012 and for remaining with us as we enter this next historic phase.

February 21, 2013

/s/ Sergio Marchionne Sergio Marchionne CHAIRMAN

9

4

THE GROUP AT A GLANCE

0

12 2012 in Summary

14 Introduction

15 Group Structure

16 Brands

22 Fiat Industrial around the World

24 Our Commitment to Sustainable Development

THE GROUP AT A GLANCE

2012 IN SUMMARY

2012 IN SUMMARY

Financial Results

REVENUES TRADING PROFIT PROFIT

€25.8 BILLION €2.1 BILLION €0.9 BILLION

NET INDUSTRIAL DEBT TOTAL AVAILABLE LIQUIDITY

€1.6 BILLION €6.2 BILLION

The Group

3 11 190

SECTORS BRANDS NATIONAL MARKETS

49 64 68,257

R&D CENTERS PLANTS EMPLOYEES

5,800 €895 MILLION €15.2 MILLION

INDIVIDUALS DEDICATED INVESTED IN R&D INVESTED IN TRAINING

TO INNOVATION

12

The Group at a Glance

REVENUES

(€ million)

2012 25,785

2011 24,289

2010 21,342

0 10,000 20,000 30,000

TRADING PROFIT

(€ million)

2012 2,079

2011 1,686

2010 1,092

0 1,000 2,000

PROFIT/(LOSS)

(€ million)

2012 921

2011 701

2010 378

-1,000 0 1,000

NET DEBT

(€ million)

15,994

2012

1,642

14,549

2011

1,239

12,179

2010

1,900

0 5,000 10,000 15,000

Fiat Industrial Group Industrial Activities

13

THE GROUP AT A GLANCE

INTRODUCTION

INTRODUCTION

Fiat Industrial Group was created on January 1, 2011 through the demerger of the capital goods activities of Fiat S.p.A. The Group produces and sells agricultural and construction equipment (CNH), trucks and commercial vehicles (Iveco), and engines and transmissions for industrial and marine applications (FPT Industrial).

Since January 3, 2011, Fiat S.p.A. and Fiat Industrial S.p.A. have been listed separately on Borsa Italiana’s electronic exchange (MTA) in Milan and operate as independent companies, each with its own management and board of directors.

For the purpose of simplifying the Company’s capital structure and governance, during the year Fiat Industrial S.p.A. undertook a mandatory conversion of all 103,292,310 preference shares and 79,912,800 savings shares into 130,241,397 ordinary shares. The transaction was completed on May 21, 2012 at a conversion ratio of 0.700 ordinary shares per preference share and 0.725 ordinary shares per savings share. From that date, Fiat Industrial ordinary shares only were traded on the MTA, and the Company’s share capital totaled €1,919,433,144.74, consisting of 1,222,568,882 shares with a par value of €1.57 each.

*****

On May 30, 2012, Fiat Industrial S.p.A. (“FI”) invited the Board of Directors of CNH Global N.V. (“CNH”), in which FI holds an 87% stake, to explore the benefits of a merger of the two companies into a newly-incorporated Dutch company, or similar structure, at exchange ratios determined with reference to the undisturbed market prices of FI and CNH shares prior to the transaction being announced (i.e., March/April 2012). The objective of the transaction is to simplify the Group’s capital structure by creating a single class of liquid stock, with a primary listing in New York and a secondary listing in Europe (subsequently identified as Borsa Italiana in Milan), thereby establishing a true peer to the major North American-based capital goods players in both scale and capital market appeal. On November 26, 2012 - following completion of negotiations between Fiat Industrial and the Special Committee formed by CNH Global N.V.’s Board of Directors - FI and CNH announced that they had entered into a definitive merger agreement. On the basis of the agreement, FI and CNH will be merged into a newly-incorporated Dutch company (NewCo), with FI shareholders receiving one NewCo share for each FI share held and CNH shareholders receiving 3.828 NewCo shares for each CNH share held. In addition, on December 28, 2012, CNH paid minority shareholders a cash dividend of USD 10 per CNH share, as also established in the agreement. Based on market values on November 16, 2012, the trading day prior to the announcement of Fl’s final offer, the cash dividend together with the 3.828 NewCo common shares offered for each CNH share represents a 25.6% premium over the implied value of Fl’s initial offer. In addition, CNH minority shareholders benefited from the dividend being paid prior to completion of the merger. The transaction is subject to the customary closing conditions, including a cap on the exercise of withdrawal rights by FI shareholders and opposition rights by FI creditors of €325 million in aggregate. It is also subject to the approval of shareholders of both FI and CNH. FI, which holds 87% of CNH, has stipulated that it will vote its CNH shares in favor of the transaction. Additionally, NewCo will adopt a loyalty voting structure, whereby the shareholders of FI and CNH that are present or represented by proxy at the respective shareholder meetings at which the merger transaction is approved, and continue to hold their shares until the effective date of the merger, may elect to receive common shares in NewCo registered in a special section of the company’s share register that entitles them to two votes. Following completion of the merger, new shareholders will also be able to earn a double vote by holding their shares continuously for a period of at least three years. The structure is intended to facilitate a stable shareholder base and reward long-term share ownership, while allowing the Group enhanced flexibility to pursue strategic opportunities in the future.

14

GROUP

STRUCTURE

THE GROUP AT A GLANCE

The Group at a Glance

GROUP STRUCTURE

FIAT INDUSTRIAL

CNH FPT IVECO

INDUSTRIAL

87.4% 100% 100%

AGRICULTURAL POWERTRAIN TRUCKS

& CONSTRUCTION & COMMERCIAL

EQUIPMENT VEHICLES

15

THE GROUP AT A GLANCE

BRANDS

BRANDS

Fiat Industrial is a global leader in the capital goods sector with a significant industrial base, technological excellence in customer solutions, an extensive product range and a worldwide presence. Created through the demerger of Fiat S.p.A.’s capital goods activities, the Group operates through CNH, Iveco and FPT Industrial, each of which is a major international player in its sector. The three businesses design, produce and sell tractors, agricultural equipment, construction equipment (CNH), trucks and commercial vehicles, buses, coaches and special vehicles (Iveco), as well as engines and transmissions for those products and for marine applications (FPT Industrial).

The Group’s industrial and financial services companies are located in 44 countries around the world with a commercial presence in approximately 190 countries.

16

The Group at a Glance

AGRICULTURAL AND CONSTRUCTION EQUIPMENT (CNH)

CNH was built on the experience of brands that over the years have played a key role in the development of the agricultural and construction equipment industries in both Europe and the United States and that today offer customers the best technological solutions available. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Construction equipment is sold under the New Holland Construction and Case Construction brands.

CNH offers customers adaptable, quality, high productivity products, backed by full service support (CNH Parts & Service) and personalized financing solutions (CNH Capital).

Case IH Agriculture

The Case IH Agriculture brand has a long tradition of leadership in the agricultural sector and is synonymous with incomparable performance, reliability and operating efficiency.

The brand’s range of tractors, balers and combines continues in the tradition of notable predecessors such as Case International Harvester and David Brown, to name but a few.

Case IH’s powerful, reliable and highly-productive machines are backed by a global organization that supports agriculture producers in the optimized, 360 degree management of their activities.

New Holland Agriculture

New Holland Agriculture provides customers affordable solutions to improve farming efficiency and productivity. In 2006, it broke new ground with the launch of its Clean Energy Leader strategy that actively promotes sustainable agriculture. New Holland offers cash crop producers, livestock farmers, contractors, vineyards and ground-care professionals the largest choice of easy-to-operate tractors, harvesters, material handling equipment, seeders and planters. In total, it has more than 80 product lines and over 300 models.

That agricultural equipment offering is complemented by efficient parts & service support, an extensive range of tailored financial services, and a global network of professional dealers.

CASE i

AGRICULTURE

NEW HOLLAND

AGRICULTURE

17

THE GROUP AT A GLANCE

BRANDS

Steyr

For more than 60 years, Steyr has been known for the quality, reliability and excellence of its agricultural tractors. Steyr’s distinctive tractors, with the trademark red-white-red design first used in 1967, are produced in St. Valentin, Austria. The brand is leader in the “premium” segment in Austria and exports 60% of production, principally to Germany, Switzerland, France, Italy, Belgium, the Netherlands, Luxembourg, Scandinavia and Eastern Europe.

Nineteen tractor models are produced at the St. Valentin plant, including the Kompakt, 9000 MT, Profi and CVT series, as well as products for municipal and forestry applications. The brand’s range of products demonstrates its ability to respond rapidly to a constantly evolving market.

Case Construction

Since it was established in Racine, Wisconsin (USA) more than 170 years ago, Case Construction has built a reputation as a premium manufacturer of technologically-advanced products for the construction equipment industry.

With more than 90 models carrying the Case name and colors, the brand has a solution for every application. The product lineup includes skid steer loaders and wheel loaders, mini excavators, backhoe loaders, crawler and wheel excavators - all designed to operate in extreme climatic conditions or high-risk situations.

In addition, Case has more than a century of experience working with defense forces, and government and non-government organizations around the world in areas such as dismantling land mines and re-building communities that have been devastated by natural disasters.

New Holland Construction

New Holland Construction is a leader in the global construction equipment market. Behind the trademark black and yellow livery is the wealth of know-how and experience inherited from Fiat Kobelco, O&K, New Holland and Fiat Allis, merged into a single brand that offers advanced solutions to the construction sector and strives constantly for total customer satisfaction.

Complementing the comprehensive product offering is the brand’s extensive network of dealers that operate on a simple but effective philosophy: listen to customers, take a personal approach to their problems and offer them rapid, effective solutions.

STEYR

CASE

CONSTRUCTION

NEW HOLLAND

CONSTRUCTION

18

The Group at a Glance

TRUCKS AND COMMERCIAL VEHICLES (IVECO)

The sector’s product portfolio includes: light, medium and heavy commercial and industrial vehicles for the transportation and distribution of goods, which are cost efficient and low environmental impact (Iveco); commuter buses and touring coaches offering the maximum in comfort and environmental performance (Iveco Irisbus); quarry and mining equipment purpose-built to move heavy materials in all conditions with absolute reliability (Iveco Astra); special vehicles that can be deployed rapidly and effectively for firefighting (Iveco Magirus), as well as civil defense and peace-keeping missions (Iveco Defence Vehicles). Iveco guarantees customers the highest level of after-sales support worldwide and, through Iveco Capital, offers advanced financial services solutions for the purchase, lease or rental of its products. The sector operates through the following brands:

Iveco

Iveco is an international leader in goods transport solutions. It designs, manufactures and sells a wide range of light, medium and heavy commercial vehicles for both on-road and off-road use. The portfolio of cost-effective products is complemented by a range of after-sales, financing and used vehicle services.

From the beginning, the brand has been committed to safe, efficient and ecological mobility. In fact, it is the only producer to offer eco-friendly engines across its entire range. From light segment vehicles (Daily), to medium (Eurocargo) and heavy (Stralis and Trakker), all products are available with EEV (Enhanced Environmentally-friendly Vehicle) and natural gas engines. In addition, with the incorporation of FPT Industrial’s revolutionary patented High Efficiency SCR (Selective Catalytic Reduction) system, the engine on the new Stralis Hi-Way conforms to Euro VI emissions standards without resorting to exhaust gas recirculation.

Iveco Astra

Established in 1946, the company has been part of the Iveco family since 1986 and is known around the world for the endurance, reliability and versatility of its vehicles. Astra has more than 60 years experience in designing and producing vehicles for the most challenging tasks and extreme climatic conditions. Its vehicles have a proven track record of operating in the most inaccessible quarries and mines and moving huge quantities of rock, mud and other materials. The product range includes mining and construction vehicles, rigid and articulated dumptrucks, and special vehicles.

IVECO

IVECO

ASTRA

19

THE GROUP AT A GLANCE

BRANDS

Iveco Irisbus

Iveco Irisbus is a major European manufacturer of passenger transport solutions that distributes its products in more than 40 countries around the world. The brand’s complete range of solutions includes city and intercity commuter buses, economy and luxury coaches, minibuses and school buses. For years, Iveco Irisbus has worked in close collaboration with European public transport operators to develop and test new fuels and propulsion systems, with a particular focus on environmental footprint, passenger comfort and operating efficiency.

Iveco Magirus

For 148 years, Magirus has been producing equipment that is purpose-built to respond to serious emergencies, such as fires, floods, earthquakes and explosions. The business was established in 1864 by Conrad Magirus, chief of the local fire brigade in Ulm (Germany) and inventor of the first ever firefighting ladder. Today, Iveco Magirus is one of the major global suppliers of firefighting and emergency response equipment and actively collaborates with firefighters from Siberia to Africa to Europe, and from China to Japan to Brazil.

Iveco Defence Vehicles

Iveco Defence Vehicles produces and sells vehicles for defense and civil protection applications. The company is headquartered in Bolzano, Italy, where it produces the Lince, Iveco’s flagship armored vehicle that is sold to defense forces around the world, and the Freccia, a medium armored vehicle.

Widely-recognized for its technological excellence, in recent years Iveco Defence Vehicles has developed significantly in international markets, leveraging, in particular, on its expertise in combining excellence in mobility with the most advanced protection solutions.

IVECO

IRISBUS

IVECO

MAGIRUS

IVECO

DEFENCE VEHICLES

20

The Group at a Glance

ENGINES AND TRANSMISSIONS FPT Industrial

FPT Industrial specializes in the design, production and sale of propulsion and transmission systems for on- and off-road trucks and commercial vehicles, as well as engines for marine and power generation applications. The sector employs around 8,000 people at 10 plants and 6 R&D centers and is present in approximately 100 countries through a network of around 100 dealers and 1,300 service centers. FPT Industrial is one of the world’s leading producers of powertrains for industrial application with an extensive product portfolio (consisting of 5 engine families ranging in output from 31-740 kW, axles for trucks and commercial vehicles, and transmissions with maximum torque from 300-470 Nm), and strong emphasis on research and development.

FPT

21

THE GROUP AT A GLANCE

FIAT INDUSTRIAL AROUND THE WORLD

FIAT INDUSTRIAL AROUND THE WORLD

Fiat Industrial: a global group with a major industrial and commercial presence. Employing a global vision but interacting at the local level, the Group is prepared to face new challenges, fully leverage the opportunities in each market and respond rapidly to the needs of customers.

€25,785 million

Revenues

68,257

Employees

64

Plants

49

R&D Centers

NORTH AMERICA

28.5%

REVENUES

16.9%

EMPLOYEES

10

PLANTS

13

R&D CENTERS

MERCOSUR

14.9%

REVENUES

14.2%

EMPLOYEES

9

PLANTS

5

R&D CENTERS

22

The Group at a Glance

EUROPE

(EXCLUDING ITALY)

31.8%

REVENUES

34.5%

EMPLOYEES

23

PLANTS

18

R&D CENTERS

ITALY

7.9%

REVENUES

27.2%

EMPLOYEES

14

PLANTS

10

R&D CENTERS

REST OF WORLD

16.9%

REVENUES

7.2%

EMPLOYEES

8

PLANTS

3

R&D CENTERS

23

THE GROUP AT A GLANCE

OUR

COMMITMENT TO SUSTAINABLE DEVELOPMENT

OUR COMMITMENT

TO SUSTAINABLE DEVELOPMENT

From the moment it became an independent group, Fiat Industrial Group has been committed to operating in an environmentally and socially-responsible manner, building on the solid values that were already a well-established part of its business model prior to the demerger from Fiat Group.

To ensure effective application of those values, the Group has adopted a governance model - that is continually evolving in line with development of the Group and international best practice - in which top management has a direct and active role in issues relating to sustainability. At Board level, the Nominating, Corporate Governance and Sustainability Committee evaluates proposals relating to strategic guidelines for sustainability-related issues and reviews the annual Sustainability Report. The Group Executive Council - the highest decision-making body after the Board of Directors - defines the strategic approach, evaluates the congruity of the Sustainability Plan with business objectives and is regularly updated on the Group’s sustainability performance. The Sustainability Unit, which is part of the Group Finance organization, plays a key role in promoting a culture of sustainability throughout the Group, facilitates the process of continuous improvement, and contributes to managing risks and strengthening the relationship with and perceptions of stakeholders, in addition to managing sustainability reporting and communications.

The governance system includes the Code of Conduct, which serves as the basis for a series of operating guidelines aimed at ensuring the Group’s activities are conducted in a consistent and responsible manner.

Another important component of the sustainability governance system is the Sustainability Plan, which reports on the progress of existing projects and new targets to drive continuous improvement in the Group’s sustainability performance. The Plan is incorporated in the Sustainability Report, which reports each year on Fiat Industrial’s environmental and social performance. This year in its second edition, the Sustainability Report, which supplements the financial information contained in this document, is prepared on a voluntary basis applying the Global Reporting Initiative’s G3.1 guidelines (GRI-G3.1). The Report is available in the Sustainability section of the corporate website.

For Fiat Industrial, acting sustainably means managing the social and environmental impacts of its activities in a manner that takes the expectations of all stakeholders into account. That approach contributes to the Group’s ability to identify and effectively manage potential risks and leverage opportunities to increase the long-term value of the enterprise.

In order to demonstrate how the three dimensions of sustainability interrelate, this section provides a description of several key aspects of Fiat Industrial’s business model, highlighting how effective management of the environmental and social dimensions translates into stronger revenues and more cost-efficient operations. Where possible, a quantification of the economic benefits generated is also provided. The areas discussed in this section, which focus on key phases in the product life cycle, were selected on the basis of a materiality analysis conducted during the year. A more detailed analysis of these areas and other environmental and social aspects of the Group’s activities is provided in the 2012 Sustainability Report.

24

The Group at a Glance

The environmental and social aspects looked at are linked to the supply of raw materials, production processes and use of the Group’s product. The analysis also looks at innovation, which is essential in achieving processes and products that are cost effective, safe and environmentally responsible.

INNOVATION

For Fiat Industrial Group, innovation means managing a structured process, open to the contribution of stakeholders, whose objective is a product offering that achieves the highest standards in terms of environmental performance, safety and efficiency, while delivering low operating and maintenance costs. The Group’s R&D activities focus on the design of environmentally-responsible production processes and products that meet or exceed future regulatory standards. In 2012, the Group spent a total of €895 million on Research and Development, equivalent to 3.6% of net revenues for Industrial Activities. R&D activities directly involved a total of around 5,800 people at 49 centers worldwide, five of which are located in Latin America and employ 690 people. The Group’s research and development activities principally relate to: products (reduction of polluting emissions, alternative fuels, ergonomics, safety), production processes (ergonomics in the workplace, logistics, quality, energy efficiency) and working methods (virtual analysis, quality optimization, reduction of product development times).

The Group’s commitment to excellence in research and development has led to the registration of around 6,500 patents, which enabled Fiat Industrial Group to secure €2 million in grants and €376 million in subsidized funding in 2012.

That amount included €350 million in funding from the European Investment Bank based on a comprehensive evaluation of the Group’s R&D process and, specifically, the emphasis on mitigating climate change.

25

THE GROUP AT A GLANCE

OUR

COMMITMENT TO SUSTAINABLE DEVELOPMENT

SUPPLIERS

Fiat Industrial Group has adopted a responsible approach to managing the supply chain at every level, from small local suppliers to large multinationals. The Group seeks to go beyond the purely commercial considerations to forge long-lasting and mutually beneficial relationships with highly-qualified partners that share its principles. Achieving sustainability throughout the supply chain means having a strategic vision that goes beyond the factory walls and fostering a sense of shared responsibility.

The Group’s standards of environmental and social sustainability have been fully integrated into its supply chain management. The supplier selection process looks not only at the quality and competitiveness of a supplier’s products and services, but also adherence to the Group’s social, ethical and environmental principles.

Group companies use the International Material Data System (IMDS) - an online database of source and content of products from suppliers - to monitor and optimize the recyclability and recoverability of the vehicles and components produced. Through the IMDS, Group companies are able to guarantee customers that products are environmentally-compatible and conform to EC Regulation 1907/2006 (REACH) on management of hazardous chemicals and associated risks, as well as EC Directive 2000/53/EC on waste from end-of-life vehicles and EC Directive 2005/64/EC on vehicle reuse, recycling and recovery.

Fiat Industrial Group believes that suppliers are key partners for growth and, as such, is committed to maintaining a constant dialogue with them. In 2012, the Group continued to strengthen relationships with suppliers, as demonstrated by the numerous long-standing and mutually beneficial commercial relationships, and the minimal number of disputes. The Group has various initiatives in place to incentivize supplier innovation. Through the Supplier Performance (Su.Per) program, in particular, it encourages suppliers to be proactive by sharing the economic benefits generated by innovative methods and technologies that they have proposed. In 2012, more than 50 suppliers benefited from this program (in line with 2011) and more than 200 supplier proposals were implemented, generating economic benefits valued at more than €10 million. One of those projects, developed in partnership between Iveco and its suppliers, was the introduction of a new plastic component to improve the aerodynamics of the Iveco Stralis. That aerodynamic kit - which costs €244 per unit less than the component it replaced - led to a further reduction in fuel consumption, and consequently, also CO 2 emissions.

PRODUCTION PROCESSES

Fiat Industrial Group is committed to continuous improvement in the environmental performance of its production processes, adopting the best technologies available and operating responsibly to mitigate climate change and conserve natural resources.

The Group’s objective is to achieve and maintain the highest possible standards of excellence in production processes, through implementation of the principles of World Class Manufacturing (WCM), the innovative Japanese methodology based on a philosophy of continuous improvement. At year-end 2012, 53 Group plants had implemented WCM, representing 83% of total Group plants.

The primary objective of the WCM program is to eliminate all waste and loss through the rigorous application of a range of methods and standards. Targets include: zero defects, zero breakdowns, zero waste, zero accidents, inventory

26

The Group at a Glance

reduction, as well as on-time delivery from suppliers, to the dealer network and the customer. Actions for continuous improvement are based on cost deployment analysis, which identifies waste and loss at the plant, identifies actions for other functions within the organization responsible for eliminating sources of waste, evaluates the viability of projects, and uses specific performance indicators to assess and validate the results of those projects. This approach leads to a more effective evaluation process, as all factors upon which each action could potentially impact are measured and correlated. Application of this system at all plants facilitates a group-wide culture, based on efficient processes and a language that is universally recognized at all plants and in all countries where the Group operates. Another strong point is that it encourages employees to get involved and take responsibility by contributing to the improvement of processes through a system of suggestions and direct feedback. The best ideas generated through this process are also shared with other plants. WCM involves the entire organization and, by eliminating barriers, opens the way for sharing of ideas, know-how and skills within each plant and even between plants. In 2012, a total of around 375,000 suggestions were submitted by employees at plants participating in the WCM program, with an average of 10 suggestions per employee.

One of the pillars of the WCM system is the environmental pillar, which utilizes the principles of environmental management to create a series of coordinated measures aimed at reducing the environmental impact of a plant. Beyond compliance with legal and regulatory requirements, the process begins with a rigorous analysis of accidents, risks and waste (energy consumption, water usage, VOC emissions and waste generation) to identify corrective actions that will enable cost reductions.

Achievement of these targets requires a significant commitment in terms of both improvements in technical and operational performance, as well as financial investment.

27

THE GROUP AT A GLANCE

OUR

COMMITMENT TO SUSTAINABLE DEVELOPMENT

All targets set out in the Group’s 2010-2014 Environmental Plan for 2012 were achieved and the principal environmental KPIs showed a continuation of the positive trend recorded in recent years, reconfirming Fiat Industrial Group’s significant emphasis on the environment. With regard to the principal indicators, per unit produced(1) VOC emissions were down 8% over 2011, water withdrawal 5%, waste generation 2%, energy consumption 4% and CO2 emissions 9%.

The year-over-year reduction in energy consumption, despite similar production levels, was largely due to efficiencies achieved from energy saving initiatives. One example was the campaign to save energy on lighting in which approximately 40% of Group plants took part. The initiative led to a total reduction of more than 21,000 GJ, representing a saving of some 2,500 tons in CO2 emissions. The financial benefit after just one year was equivalent to 55% of the initial investment.

Total Group expenditure on environmental protection measures totaled approximately €36 million in 2012 (+6% over 2011, at a comparable scope of reporting) and included: €24 million on waste disposal and emissions treatment and €12 million for prevention and environmental management.

Investment to improve energy performance represented 6% of the total energy expenditure and led to a reduction of more than 117,000 GJ in energy consumed for the year.

The Group’s Environmental Management System for production processes has received ISO 14001 certification. In 2012, Group companies continued their commitment to achieving and maintaining certification for plants and, at year-end 2012, 56 plants were ISO 14001 certified.

The Group conformed its Energy Management System to the new ISO 50001:2011 standard and, at year-end 2012, 23 sites, accounting for 70% of total Group energy consumption, had been certified. The main advantage of this certification is that it provides a systematic approach to continuous improvement in environmental and energy performance.

(1) The indicators used relate to production hours, except for those for Volatile Organic Compounds, which refer to emissions for painted square meter. For FPT Industrial, the production hours for 2011 and 2010 are based on estimates.

28

The Group at a Glance

This results in a more efficient and rational use of resources, leading to both financial benefits and a reduction in waste, pollutants and greenhouse gas emissions.

In terms of waste management, one of the Group’s principal initiatives in 2012 was the establishment of the Iveco taskforce, a working group consisting of representatives from the main European plants whose role is to formulate measures for savings and improvement based on a comprehensive analysis of waste disposal costs. That process provided the opportunity to share know-how and compare experiences between plants, through a benchmarking of disposal costs, costs of internal waste management and disposal methods used for each waste type. Using standard data collection tools, the working group formulated measures for improvement, identified best practices and assessed applicability for each individual plant. Potential savings in waste disposal costs from measures identified by the working group are estimated at around 10%. This improvement in Iveco’s environmental performance has also led to an increase in the waste recovery indicator of 2.2%.

OCCUPATIONAL HEALTH AND SAFETY

Ensuring adequate health and safety in the workplace is essential to the sustainable management of Fiat Industrial Group’s business activities. In the Code of Conduct, the Group affirms the principle of a safe and healthy work environment being a fundamental right of every employee in every plant.

One of the initiatives developed by Fiat Industrial Group to meet that objective is an effective health and safety management system which conforms to OHSAS 18001 standards. As demonstration of its commitment in this area, 56 Group plants around the world are OHSAS 18001 certified.

29

THE GROUP AT A GLANCE

OUR

COMMITMENT TO SUSTAINABLE DEVELOPMENT

Employee training, commensurate with their individual activities and responsibilities, is designed to increase awareness and promote proactive behavior in order to prevent potential risks occurring. During 2012, the Group provided a total of approximately 265,000 thousand hours of training on health and safety, a 13% increase over 2011. More than 38,800 employees received training during the year, including 28,274 hourly employees.

Clear and effective communication is also a crucial factor in the success of Group policies to prevent accident and occupational illness. Safe behavior derives from a deep-rooted culture of safety, which can only be strengthened by engaging employees and ensuring they are fully aware of potential risks and their role in terms of health and safety. Despite the difficult global economic environment, numerous initiatives have been implemented by Group companies in recent years to improve safety in the workplace and, in 2012, the Group spent a total of approximately €96 million on improvement initiatives, representing a 16% increase over 2011.

In 2012, spending on improvements in safety and working conditions (worker protection, improvements to facilities, inspections of plants and the working environment) totaled €80 million, while €16 million was spent on employee health (healthcare costs).

Investment in health and safety has also led to a reduction in insurance premiums paid to INAIL (the Italian state accident and disability insurance agency), totaling more than €5 million in 2011 and over €4 million in 2012.

As a result of Group initiatives, some of which are mentioned above, for 2012 the overall frequency rate was 0.37 accidents per 100,000 work hours, representing a 33% drop over the prior year, with a severity rate of 0.12 days of absence due to accidents per 1,000 hours worked. Those figures relate to 92.1% of Group employees.

During 2012, there were no fatal accidents involving employees, contractors or other personnel operating at Fiat Industrial Group premises worldwide.

PRODUCTS

Fiat Industrial Group is fully aware of the role it can play in reducing greenhouse gas emissions and it has made a major commitment to researching and developing products and defining production processes that are safe, environmentally-friendly and cost-effective. The Fiat Industrial Group Environmental Guidelines, approved in September 2010, transform this responsibility into well-defined commitments and set out the principal areas of action to be taken through the product life cycle, from conception, to production, use and end-of-life management.

In the design phase, Group companies seek to combine innovation with economic viability. At the same time, priority is given to the use of recycled materials, which contribute to a reduction in raw material usage and can also be reused or recycled at the end of the product’s life. Design also focuses on reducing components to simplify maintenance and separation of materials at end-of-life. The innovation process places the maximum emphasis on the environmental impact of products during the utilization phase, which, in some cases, accounts for more than 80% of CO2 emissions generated over the product life cycle. As a result of the Group’s achievements in this area, it is able to offer a portfolio of products with polluting emissions levels that meet the most stringent European and U.S. standards. Through the application of HI-eSCR technology, for example, the Cursor family of engines already conforms to future Euro VI emissions regulations.

30

The Group at a Glance

The Group invests in research to improve the efficiency of its existing engine models, as well as developing alternative solutions that range from use of fuels derived from renewable sources to alternative propulsion systems. Research is also focused on applications that help drivers optimize their driving style, which can make a significant contribution to reducing emissions, as well as intelligent driver assistance systems (ADAS) that improve safety for all road users.

In recent years, the Group has adopted an integrated approach to achieve a more precise calculation of the environmental impact individual products have over their life cycle. This enables further improvements in environmental performance and offers customers the opportunity to make environmentally responsible and cost-effective choices. Improvements in consumption, longevity and maintenance intervals, in addition to achieving lower access tolls in urban centers for certain types of vehicles can reduce both the environmental impact and the total cost of ownership of the product. One example is the Iveco Stralis Hi-Way, which in September 2012 was named Truck of the Year 2013 by a panel of journalists from 25 specialist commercial vehicle magazines across Europe. The award recognized the Stralis’ environmental performance and the reduction of up to 4% in total cost of ownership.

Fiat Industrial Group brands offer customers an extensive range of products that are designed to meet specific requirements. During 2012, Iveco sold over 1,400 vehicles from its natural gas range and FPT Industrial reconfirmed its position as leader in the design and manufacture of natural gas engines, with over 20,000 engines produced. CNH expanded its range of Tier 4A/Stage IlIB compliant products to 140 agricultural equipment models (up 75% over 2011) and 116 construction equipment models (up 55% over 2011).

31

THE GROUP AT A GLANCE

OUR

COMMITMENT TO SUSTAINABLE DEVELOPMENT

AWARDS AND RECOGNITION

Fiat Industrial’s achievements in improving sustainability performance were recognized by leading sustainability rating agencies and other international organizations.

For the second consecutive year, Fiat Industrial S.p.A. was named Industry Leader in the prestigious Dow Jones Sustainability Indexes World and Europe, which only admit companies that are best-in-class in terms of economic, environmental and social performance. The Company scored 85/100 compared to an average of 51/100 for all Industrial Engineering sector companies evaluated by RobecoSAM, the specialists in sustainability investing.

Vigeo also evaluated Fiat Industrial’s environmental, social and governance performance, assigning a rating of 57/100. The Group ranked among the top 15 companies in the “Industrial Goods & Services” universe at the European level and, in November 2012, it was also included in the Vigeo World 120 and Vigeo Europe 120 indexes recently launched by Vigeo in collaboration with NYSE Euronext. The index is based on a performance evaluation of companies in North America, Asia Pacific and Europe included in the Stoxx 1800 index. The Vigeo indexes do not exclude companies based on product or activity, except where the product or activity is prohibited by law or international convention. Companies included in the index are those rated highest in ESG performance based on nearly 330 different indicators.

Dow Jones

Sustainability Indexes

Member 2012/13

MSCI Indices

Member of the MSCI ESG Indices

2012-2013

Member 2012/2013

STOXX

ESG LEADERS INDICES

FTSE

ECPI ITALIA SRI

INDEX SERIES

ECPI

Sense in sustainability

CDP

DRIVING SUSTAINABILITY ECONOMIES

The Group is also a member of other major sustainability indexes such as: the MSCI WORLD ESG, MSCI WORLD ex USA ESG, MSCI EAFE ESG, MSCI EUROPE ESG, STOXX® Global ESG Leaders, STOXX® Global ESG Environmental Leaders, STOXX® Global ESG Social Leaders, EURO STOXX® ESG Leaders 50, FTSE ECPI Italia SRI Benchmark and FTSE ECPI Italia SRI Leaders, ECPI Ethical EMU Equity.

32

The Group at a Glance

In November 2012, Oekom Research reconfirmed Fiat Industrial’s Prime status, which is awarded to companies that are sustainability leaders in their sectors.

In the Carbon Disclosure Project’s Italy 100 Report, Fiat Industrial was confirmed in the Carbon Disclosure Leadership Index (CDLI) at the top of the “Industrials” sector, with a score of 91/100 for the level of transparency in disclosures on issues linked to climate change and a “B” grade (on a scale from A-best to E-worst) for climate change mitigation initiatives.

2012

SUSTAINABILITY REPORT

Web> bit.ly/Zmn5Nd

QR Code>

33

REPORT ON OPERATIONS

36 Highlights

37 Shareholders

40 Key Events in 2012

50 Highlights by Sector

52 Main Risks and Uncertainties to which

Fiat Industrial S.p.A. and the Group are Exposed

66 Research and Innovation

74 Human Resources

80 Financial Review - Fiat Industrial Group

96 Corporate Governance

104 Transactions between Group Companies

and with Related Parties

105 Subsequent Events and Outlook

106 Operating Performance by Sector

107 Agricultural and Construction Equipment

115 Trucks and Commercial Vehicles

125 FPT Industrial

128 Financial Review - Fiat Industrial S.p.A.

131 Motion for Approval of the Statutory Financial

Statements at December 31, 2012, Allocation

of Profit and Dividend Distribution

REPORT ON OPERATIONS | HIGHLIGHTS

HIGHLIGHTS

(€ million)		2012	2011	2010	2009
Net revenues		**25,785**	24,289	21,342	17,968
Trading profit/(loss)		**2,079**	1,686	1,092	322
Operating profit/(loss)		**1,862**	1,629	1,017	(19)
Profit/(loss) before taxes		**1,485**	1,169	576	(470)
Profit/(loss) for the year		**921**	701	378	(503)
Attributable to:					
Owners of the parent		**810**	624	341	(464)
Non-controlling interests		**111**	77	37	(39)
Basic earnings/(loss) per ordinary share (€)	(1)	**0.663**	0.511	0.279	(0.379)
Diluted earnings/(loss) per ordinary share (€)	(1)	**0.663**	0.511	0.279	(0.379)
Investments in tangible and intangible assets		**1,349**	993	872	708
of which: capitalized R&D costs		**533**	400	396	298
R&D expenditure	(2)	**895**	742	652	538
Total Assets		**38,937**	38,643	34,921	30,919
Net (debt)/cash		**(15,994)**	(14,549)	(12,179)	(11,283)
of which: net industrial (debt)/cash		**(1,642)**	(1,239)	(1,900)	(1,315)
Total equity		**5,722**	5,411	4,744	5,791
Equity attributable to owners of the parent		**4,935**	4,555	3,987	5,073
Employees at year end		**68,257**	66,998	62,123	61,243

(1) For all years shown, earnings per share calculation is based on the average number of ordinary shares outstanding after taking into account the effect of the conversion on May 21, 2012. See Note 13 to the Consolidated Financial Statements for additional information on the calculation of basic and diluted earnings per share

(2) Includes capitalized R&D and R&D charged directly to the income statement

SELECTED DATA BY REGION

	Companies		Employees		Plants		R&D Centers		Revenues (€ million)	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Italy	26	28	18,574	18,645	14	14	10	11	2,045	2,465
Europe (excluding Italy)	133	138	23,578	22,875	23	24	18	19	8,204	7,971
North America	45	49	11,500	10,976	10	10	13	13	7,339	6,049
Mercosur	10	9	9,663	9,655	9	8	5	4	3,850	4,106
Other regions	43	42	4,942	4,847	8	8	3	4	4,347	3,698
Total	**257**	266	**68,257**	66,998	**64**	64	**49**	51	**25,785**	24,289

36

Report on Operations

SHAREHOLDERS

REPORT ON OPERATIONS

SHAREHOLDERS

FINANCIAL COMMUNICATION

During 2012, Fiat Industrial continued the intense program of activities initiated in 2011 to present the new Group and give the market greater insight on the various businesses, the interaction and synergies between those businesses.

The Group’s objective is to continue building on the relationship of trust with customers and investors through transparent and responsible management aimed at increasing the value of the enterprise on a sustainable basis. The Investor Relations team interacts with the financial community throughout the year, maintaining an active dialogue and communication flow to shareholders, investors and analysts to keep them up-to-date and enhance their understanding of the Group and its activities.

Those communication activities also include conference calls and public presentations held to present periodic financial results or other events that require direct communication to the market. Information presented or discussed on those occasions is immediately made publicly available on the corporate website (www.fiatindustrial.com). Other activities include participation in seminars and industry conferences, as well as non-deal roadshows in major financial centers that provide the opportunity for direct contact with management.

Following approval by shareholders (ordinary, preference and savings share) in early April of the proposal to simplify the Company’s capital structure, the Investor Relations team held several one-to-one meetings and conferences with institutional investors and analysts to explain the transaction and its advantages for shareholders.

Between the end of May and the end of November - the period between the date of Fiat Industrial’s first communication to CNH Global N.V. proposing consideration of the benefits of a potential strategic transaction between the two companies and the date of the joint announcement of the definitive merger agreement to combine the respective businesses - the Investor Relations team also maintained a constant dialogue with the financial community through conference calls and meetings to present and explain the proposed transaction and its benefits.

Several non-deal roadshows, one-to-one meetings and conferences on the capital goods sector were organized by equity and fixed income analysts in London, Paris, Geneva, Zurich, Amsterdam, Rotterdam, The Hague, Brussels, Milan and at the Company’s head office in Turin, at which management and the IR team also had the opportunity to give additional briefings to investors on the operating performance of Fiat Industrial’s various businesses and their strategic plans going forward.

Financial information, institutional presentations, periodic publications, official press releases and real-time share price updates are available in the Investor Relations section of the corporate website (www.fiatindustrial.com).

Shareholders can also contact the Company at the following: Toll-free number in Italy: 800/804027 E-mail: serviziotitoli@fiatindustrial.com investor.relations@fiatindustrial.com

REPORT ON OPERATIONS

SHAREHOLDERS

FIAT INDUSTRIAL ORDINARY SHARES: PERFORMANCE RELATIVE TO FTSE MIB AND DOW JONES INDUSTRIAL AVERAGE (REBASED TO 100 AT 1/2/2012) AND DAILY TRADING VOLUME

150 100 50

10 20 30 40 50 60 Millions of ord. shares

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

FIAT INDUSTRIAL DJIA FTSE MIB

The global economy remained weak throughout 2012. There was a contraction in economic activity in the eurozone and the UK, while the US and Japan recorded moderate growth and the emerging markets, China and Brazil in particular, registered signs of a slowdown. In the U.S., the risk of a failure to reach a political agreement on the budget that would bring the economy to the edge of a “fiscal cliff” created significant uncertainty for consumers and businesses. In China, the weakness of the global economy led to a drop in export activity which was only partially compensated by domestic demand and infrastructure investment. In the eurozone, 2012 saw more restrictive fiscal policies and clampdowns on public spending even in the more robust economies. Economic conditions were also affected by the protracted uncertainty in financial markets, which eased significantly during the second half of the year due to actions taken by the ECB to stabilize the euro, particularly the launch of the Outright Monetary Transactions program.

The FTSE MIB index registered a 5% increase, compared with a 26% decrease for the prior year. Fiat Industrial shares registered double-digit growth (+21%), reversing the prior year’s performance when the price closed down for the year, in line with the negative trend for the Italian market overall.

MAJOR SHAREHOLDERS

At the date of this Report, Fiat Industrial had a total of 1,222,568,882 ordinary shares outstanding and the following institutions held more than 2% of ordinary shares:

ORDINARY SHARES: 1,222,568,882	
EXOR S.p.A.	30.01%
Fiat S.p.A.	2.80%
Harris Associates LP	5.03%
Government of Singapore Investment Corporation Pte Ltd	2.55%
Other institutional investors in the EU	21.35%
Other institutional investors outside the EU	17.13%
Other shareholders	21.13%



Other institutional investors – outside EU 17.13%
EXOR S.p.A. 30.01%
Other institutional investors – EU 21.35%
Harris Associates LP 5.03%
Fiat S.p.A. 2.80%
Government of Singapore Investment Corporation Pte Ltd 2.55%
Other shareholders 21.13%

EARNINGS PER SHARE (*)

(figures in €)	2012	2011	2010	2009
Basic earnings/(loss) per ordinary share	0.663	0.511	0.279	(0.379)
Diluted earnings/(loss) per ordinary share	0.663	0.511	0.279	(0.379)

(*) For all years shown, earnings per share calculation is based on the average number of ordinary shares outstanding after taking into account the effect of the conversion on May 21, 2012

REFERENCE PRICE PER SHARE (*)

(figures in €)	12.28.12	12.30.11	01.03.11
Ordinary shares	8.255	6.625	9.000
Preference shares	-	4.570	6.250
Savings shares	-	4.732	6.180

(Source: Reuters)
(*) Equivalent to the closing auction price

MONTHLY MINIMUM AND MAXIMUM PRICE IN 2012 (figures in €)



12
10
8
6
4
2
01
02
03
04
05
06
07
08
09
10
11
12



FIAT INDUSTRIAL
FIAT INDUSTRIAL
FIAT INDUSTRIAL

Report on Operations

39

REPORT ON OPERATIONS | KEY EVENTS IN 2012

KEY EVENTS IN 2012

JANUARY

CASE IH | NEW HOLLAND AGRICULTURE

CNH's agricultural brands win nine 2012 AE50 innovation awards from ASABE (American Society of Agricultural and Biological Engineers).


AE50

CASE IH

Release in Europe and North America of Maxxum and Steyr Profi ecotech tractors, Titan 30 and 40 Series Floaters, 920 and 930 Nutri-Placer applicators, 950 Nutri-Tiller strip-till system and six new Axial-Flow combine models, all Tier 4A/Stage IIIB emissions compliant.

CASE IH

New Axial-Flow 30 Series EfficientPower combines launched in Australia, China, Russia and Ukraine and 635 Module Express cotton pickers in Brazil.

CASE CONSTRUCTION

621F wheel loader introduced in North America.

NEW HOLLAND CONSTRUCTION

North American debut of new Tier 4A/Stage IIIB compliant B95C and B110C loader backhoe tractors at World of Concrete show.



IVECO | FPT

Iveco participates in Dakar rally in South America with an Iveco Powerstar and two Iveco Trakker Evolution 2 trucks equipped with 900 hp Cursor 13 engines from FPT Industrial. The vehicles take 1st, 2nd and 6th place in the overall truck ranking.

IVECO

Launch of two versions of the new Daily, one with 146 hp 2.3-liter F1A engine (Euro 5) with exclusive MultiJet II technology, and the other with 146 hp 3.0-liter F1C engine (EEV). Both engines are produced by FPT Industrial.

FPT

Launch of additional versions of NEF and Cursor Tier 4A engines for the retail market, and Tier 4A F5C for application on CNH agricultural and construction equipment.

40

Report on Operations

FEBRUARY

CNH

CNH hosts a Russian government delegation at JV in Naberezhnye Chelny, Tatarstan to celebrate completion of first stage of production activities at the plant.

Novedad Tecnica Sooresaliente

Fima 2012 (Espana)

NEW HOLLAND

AGRICULTURE

At FIMA in Spain, New Holland Agriculture wins an outstanding innovation award for the SynchroKnife central header drive and four technical innovation awards.

NEW HOLLAND AGRICULTURE

In North America, at the National Farm Show, brand introduces T6 tractors featuring Tier 4A/Stage IIIB compliant engines, and new MegaCutter tractor with disc mower-conditioners and ProRotor rotary rakes.

CASE

Launch of 885B motor grader in North America and new CX210C and CX235C crawler excavators in Europe.

FPT

In Brazil, Euro V versions of the NEF 6, Cursor 9 and Cursor 13 engines are launched for application on Iveco trucks and buses.

FPT

Launch at Miami Boat Show of FPT Industrial’s NEF67 500 PD unit engine for the US market.

MARCH

FIAT INDUSTRIAL

Standard & Poor’s raises outlook for Fiat Industrial S.p.A. from negative to stable and affirms the long-term rating of “BB+” and short-term rating of “B”.

CNH

CNH announces long-term strategic partnership with Orkel AS, the Norwegian market leader in high-performance fixed-chamber round balers, compactors and tractor trailers.

NEW HOLLAND AGRICULTURE

Launch of T9 tractor in Brazil.

REPORT ON OPERATIONS

KEY EVENTS IN 2012

CASE

North American launch of new Tier 4A/Stage IIIB-compliant loader backhoe tractor models and the new CX210C and CX470C crawler excavators.

NEW HOLLAND

CONSTRUCTION

In Europe, launch of Tier 4A/Stage IIIB LM625 telescopic handler.

FPT

Production ramp up in Brazil of the new Euro V F1 engines for LCVs.

APRIL

CASE i

Axial-Flow 9230 combine harvester awarded PUCHAR (“highest honor”) by Polish Ministry of Agriculture and Rural Development at Agrotech 2012.

CASE i

At Agrishow 2012 in Brazil, Case IH presents extensive offering of no-till planters produced in alliance with Semeato.

NEW HOLLAND

AGRICULTURE

At Agrishow, presentation of new CR5080, CR6080SL and CR9080 Twin Rotor models and, through alliance with Semeato, new SOLTT planting equipment.

CASE

Launch of new Tier 3 wheel loaders in key markets in Africa, Middle East, CIS and Central Asia. In Europe, the brand launches new Tier 4A/Stage IIIB 1121F and 1021F wheel loader models.

NEW HOLLAND

CONSTRUCTION

Introduction of new C series crawler excavator and wheel loader with Tier 3 engines to key markets in Africa, Middle East, CIS and Central Asia. In Europe, the brand launches Tier 4A/Stage IIIB W270 and W300 wheel loaders.

IVECO

At Intermat Paris, debut of new Dakar limited edition version of Trakker (only 502 will be made available).

IVECO

At Bedrijfsauto 2012 in Amsterdam, presentation of new Stralis LNG Natural Power with 330 hp Cursor 8 engine.

IVECO

At Auto Beijing, through JV with Naveco, Iveco unveils new K version of Yuejin Ouka developed for medium-upper end of light vehicle market and, through JV with SIH, presents new 6x4 Genlyon M100 heavy truck.

Report on Operations

IVECO

IRISBUS

Iveco secures order from the City of Dijon for 102 diesel-electric hybrid buses.

FPT

New plant in Cordoba (Argentina) begins operations with production launch of Euro V Cursor 13 engine for Iveco Stralis and Trakker.

FPT

SAIC Fiat Powertrain Hongyan Co. Ltd. (an FPT Industrial JV in China) presents new Euro IV 480 hp Cursor 13 engine at Auto Beijing. Engine also named “Environmental Protection Engine 2012” by China Auto News.

FPT

At Intermat 2012 in Paris, presentation of Tier 4B/Stage IV off-road engine range, equipped with “Hi-Efficiency SCR” technology.

FPT

At Buenos Aires boat show, South American launch of NEF 67 500 PD unit.

FPT

Production begins on N45, NEF4, NEF6 and Cursor 13 Tier 4A engines for CNH, Tier 4A F5C engine for Perkins and Stage IIIA N45 engine for Power Generation sector.

MAY

FIAT INDUSTRIAL

Completion on May 21st of mandatory conversion of all preference and savings shares into ordinary shares. From that date, Fiat Industrial ordinary shares only are traded on Borsa Italiana (MTA).

FIAT INDUSTRIAL

On May 30, 2012, Fiat Industrial S.p.A. invites Board of CNH Global N.V. to explore benefits of a potential merger of both companies into a newly-incorporated Dutch company. The objective is to simplify the Group’s capital structure creating a single class of stock - with primary listing in New York and secondary listing in Europe – and establishing a true peer to major North American capital goods players.

NEW HOLLAND

AGRICULTURE

Release of new fuel-efficient TD5 series tractors in South Africa and TT Compact series in key African markets.

CASE

CONSTRUCTION

At CTT trade show in Moscow, brand presents latest range of Tier 3 SR and SV skid steer and TR compact track loaders.

REPORT ON OPERATIONS | KEY EVENTS IN 2012



FPT IVECO

Joint presentation of exclusive new High-Efficiency SCR (HI-eSCR) technology, designed to meet Euro VI standards in Europe (effective in January 2014). This patented FPT Industrial technology reduces emissions, offers top level performance and lowers operating costs.



NEW HOLLAND AGRICULTURE

Launch of BigBaler series in Europe, Australia and North America.

IVECO DEFENCE VEHICLES

At Eurosatory in Paris, a prototype of the 6x6 Guarani armored amphibious personnel carrier is delivered to the Brazilian Army.

JUNE

Topofmind

CASE IH

Release in Brazil of Axial-Flow 7120 and 8120 combine models. The brand's sugar cane harvester receives "Top of Mind" award from *Revista Rural* magazine.

CASE IH

Puma 145 with Efficient Power is awarded "HIT of the Fair" at XIII Mazovian Agricultural Days exhibition in Poland.

JULY


European Investment Bank

FIAT INDUSTRIAL

Fiat Industrial and European Investment Bank sign agreement for €350 million in funding to support Group R&D projects to improve energy efficiency and reduce CO_2 emissions.

44

Report on Operations

CASE

CONSTRUCTION

Launch in India of SR130 and SR150 skid steer loaders.

IVECO

Preview presentation of new Stralis Hi-Way to dealers and international press. Iveco’s latest generation on-road heavy truck range is available with new Euro V and VI Cursor diesel engines from FPT Industrial. Euro VI versions use patented HI-eSCR technology.

AUGUST

CASE i

At Farm Progress show in U.S., Case IH unveils 4WD Steiger Rowtrac tractor with narrow tracks.

NEW HOLLAND

AGRICULTURE

At Farm Progress show, brand introduces new 840CD rigid draper head designed for CR series Twin Rotor and CX8000 super-conventional combines.

NEW HOLLAND

AGRICULTURE

ISOBUS communication system between tractor and SOLTT planter receives top prize in Innovation Category at Expointer in Brazil.

CASE

CONSTRUCTION

Introduction of new Tier 4A/Stage IIIB H series rough-terrain forklifts and 570N XT tractor loaders in North America.

IVECO

In Brazil, Iveco launches new generation of Stralis Ecoline range.

FPT

Production launch of Stage IIIA Cursor 10 engines for power generation.

SEPTEMBER

Dow Jones

Sustainability Indexes

Member 2012/13

FIAT INDUSTRIAL

For 2nd consecutive year, Fiat Industrial is included in DJSI World and Europe indexes as Sector Leader, with a score of 85/100 compared to an average of 51/100 for all Industrial Engineering companies evaluated by RobecoSAM.

REPORT ON OPERATIONS

KEY EVENTS IN 2012

NEW HOLLAND

AGRICULTURE

Launch of new FR forage harvester models in Europe, including 2 Tier 4A/Stage IIIB models. Leveraging on long-term strategic partnership with Orkel, New Holland Agriculture introduces new series of professional fixed chamber Roll Balers.

NEW HOLLAND AGRICULTURE

At CIAME in China, New Holland launches Braud 9080L, the first grape harvester to be offered in the local market.

NEW HOLLAND

CONSTRUCTION

In Latin America, introduction of new LM1445 and LM1745 telehandlers and new E55B compact excavator.

STRALIS

2013

TRUCK OF THE YEAR

IVECO

At IAA in Hanover, Stralis Hi-Way is named “International Truck of the Year 2013” for making “greatest contribution to road transport efficiency from several different perspectives including: fuel economy, safety, drivability, comfort and a low-environmental footprint”.

IVECO

Hanover is also the venue for presentation of the heavy on-road Stralis “Emotional” and “Iveco Dual Energy” concept. The new Trakker, part of Iveco’s quarry and construction range, with an all-new cabin and available with Euro V Cursor 8 and 13 engines from FPT Industrial also makes its world debut at IAA.

IVECO

ASTRA

At IAA in Hanover, launch of new version of the HD9 with all-new cabin and enhanced performance characteristics.

IVECO

IRISBUS

Brand wins major contract to supply more than 150 Crossway Low Entry buses to Deutsche Bahn Fuhrpark Service GmbH, a leading bus operator in Germany.

FPT

Presentation of new Euro VI Cursor 8 CNG engine for buses and other on-road vehicles at IAA in Hanover.

FPT

Production begins on Euro V versions of NEF4 engines and F1C for light and medium commercial vehicles in Brazil, and Euro V Cursor 9 for Iveco heavy trucks in Argentina.

FPT

New York to Bermuda record set by FB Design boat with twin 650 hp C90 engine from FPT Industrial.

Report on Operations

FPT

Agreement signed with VDL Bus & Coach to supply Euro VI Cursor 9 engine with HI-eSCR technology and with Ford to supply Cursor 10 engines for new range of heavy trucks.

OCTOBER

CNH

CNH Capital LLC completes private offering of USD 750 million in

3.875% notes due 2015. Notes are issued at par with interest payable semi-annually.

IVECO

Iveco and Larimar Group sign agreement for JV to manufacture trucks and buses in South Africa. The agreement forms part of Iveco’s strategy of manufacturing globally, while tailoring products to local needs.

CASE

CONSTRUCTION

NEW HOLLAND

CONSTRUCTION

New generation of Tier 4A/Stage IIIB wheeled excavators (NHC B PRO series and Case WX8 series) launched in Europe.

CASE

CONSTRUCTION

In North America, the B series grader voted one of “Top 100” products in 2012 by Construction Equipment magazine.

FPT

Production begins on Euro V NEF6 CNG engines for Peruvian bus manufacturer Modasa.

FPT

At Genoa Boat Show, debut of 570 hp NEF67, the brand’s first Tier 3 compliant marine engine.

NOVEMBER

FIAT INDUSTRIAL

On November 26th, following negotiations between Fiat Industrial and Special Committee formed by Board of CNH Global, the companies announce a definitive merger agreement. Fiat Industrial and CNH are to merge into a newly-incorporated Dutch company.

REPORT ON OPERATIONS

KEY EVENTS IN 2012

CDP

DRIVING SUSTAINABLE ECONOMIES

FIAT

INDUSTRIAL

Confirmed top of Industrials sector in Carbon Disclosure Leadership Index (CDLI) by Italy 100 Report with score of 91/100.

ASABE

AE50

Outstanding innovations AWARD

2013

CASE i

NEW HOLLAND

AGRICULTURE

ASABE announces winners of the 2013 AE50 innovation awards. CNH brands win 10 prizes in total.

NEW HOLLAND

AGRICULTURE

New BigBaler series awarded SIMA Silver Innovation Medal in France.

TRACTOR OF THE YEAR 2013

BEST OF SPECIALIZED

WINNER

NEW HOLLAND

AGRICULTURE

At EIMA in Italy, T4060F tractor wins the 2013 “Best of Specialized” tractor award.

NEW HOLLAND

AGRICULTURE

At Eima, brand launches several new tractor models: compact T3F for small and mid-sized orchard and viticulture operators; TI3 and TI4 for hay-making and landscaping; and T5 range, with T5 Electro Command models.

NEW HOLLAND

AGRICULTURE

In the Far East, the brand also launches new TS6 tractor series.

NEW HOLLAND

AGRICULTURE

Locally manufactured T7 tractors introduced in Brazil.

CASE CONSTRUCTION

Better Roads magazine names 621F wheel loader among “Top 25” products in 2012 for fuel efficiency and productivity.

NEW HOLLAND

CONSTRUCTION

Introduction of new C Series crawler excavator with Tier 4A/Stage IIIB engines.

TRUCK

IVECO

In China, Naveco’s Chaoyue is named “Truck of the Year China 2013”.

IVECO

In Brazil Tector Attack receives “AutoData Award” in the Truck category.

Report on Operations

DECEMBER

CNH

As a result of an ongoing strategic review of its construction equipment business, CNH announces next phase of its business relationship with Kobelco Construction Machinery Co., Ltd. Non-exclusive licensing and supply agreements take effect January 1, 2013 and all joint ventures between the parties unwound.

FPT

Brand receives two major awards in China: one for the HI-eSCR system as best technological innovation and the other for achievements in raising the standard of technology in the construction equipment sector in China.

REPORT ON OPERATIONS

HIGHLIGHTS BY SECTOR

HIGHLIGHTS BY SECTOR

Net revenues

Trading profit/(loss)

Operating profit/(loss)

Total operating assets

(€ million) 2012 2011 2012 2011 2012 2011 2012 2011

Agricultural and Construction Equipment (CNH) 16,056 13,896 1,566 1,154 1,529 1,181 22,666 21,267

Trucks and Commercial Vehicles (Iveco) 8,9

REPORT ON OPERATIONS | HIGHLIGHTS BY SECTOR

HIGHLIGHTS BY SECTOR

(€ million)	Net revenues		Trading profit/(loss)		Operating profit/(loss)		Total operating assets	
	2012	2011	2012	2011	2012	2011	2012	2011
Agricultural and Construction Equipment (CNH)	16,056	13,896	1,566	1,154	1,529	1,181	22,666	21,267
Trucks and Commercial Vehicles (Iveco)	8,924	9,562	469	490	288	408	10,273	9,718
FPT Industrial	2,933	3,220	142	107	142	106	1,911	1,954
Other Activities and Eliminations	(2,128)	(2,389)	(98)	(65)	(97)	(66)	(528)	(604)
TOTAL	25,785	24,289	2,079	1,686	1,862	1,629	34,322	32,335

(€ million)	Total operating liabilities		Capital expenditure(1)		R&D expense(2)		Number of employees	
	2012	2011	2012	2011	2012	2011	2012	2011
Agricultural and Construction Equipment (CNH)	18,047	17,013	758	494	520	384	33,826	32,693
Trucks and Commercial Vehicles (Iveco)	9,186	8,853	439	343	289	254	26,307	26,202
FPT Industrial	1,187	1,389	151	155	86	104	8,029	8,008
Other Activities and Eliminations	(428)	(488)	1	1	-	-	95	95
TOTAL	27,992	26,767	1,349	993	895	742	68,257	66,998

(1) Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments and leased out)
(2) Includes capitalized R&D and R&D charged directly to the income statement

50

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

RISKS ASSOCIATED WITH GENERAL ECONOMIC CONDITIONS

The Group’s earnings and financial position are and will continue to be influenced by various macroeconomic factors - including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices and the cost of commodities or other raw materials - which exist in the various countries in which it operates.

Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including the Group’s dealer networks. As a result, some customers may delay or cancel plans to purchase the Group’s products and services and may not be able to fulfill their obligations to the Group in a timely fashion. Additionally, the Group’s suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to the Group, which could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the Euro currency), which is at risk of being impacted by sovereign debt defaults and other severe pressures on the banking system in European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, other governments may continue to implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key regions, the demand for the Group’s products and services would likely decrease and the Group’s results of operations, financial position and cash flows could be materially and adversely affected.

In addition, a decline in equity market values could cause many companies, including the Group, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. The factors that the Group evaluates to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require the Group to consider whether it needs to record an impairment charge. In the event the Group is required to record an impairment charge with respect to certain intangible assets, it would have an adverse impact on the Group’s financial position and results of operations.

RISKS ASSOCIATED WITH FINANCING REQUIREMENTS

The Group’s future performance will depend on, among other things, its ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible recourse to capital markets or other sources of financing. Although the Group has measures in place to ensure that adequate levels of working capital and liquidity are maintained, further declines in sales volumes could have a negative impact on the cash-generating capacity of its operating activities. The Group could, therefore, find itself having to seek additional financing and/or refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any difficulty in obtaining financing could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

RISKS ASSOCIATED WITH THE CREDIT RATING OF FIAT INDUSTRIAL S.P.A.

On January 5, 2011, Moody’s Investors Service assigned Fiat Industrial a Ba1 Corporate Family Rating and a short-term “Not Prime” rating, with stable outlook. On February 24, 2011 Standard & Poor’s Rating Services confirmed a long-term rating of BB+ with negative outlook, in line with the preliminary rating issued on November 4, 2010, and a short-term rating of B. On March 22, 2012, Standard & Poor’s upgraded its outlook from negative to stable and confirmed Fiat Industrial’s long-term rating of BB+ and short-term rating of B.

In addition to other factors, the ability to access capital markets and the related costs are highly dependent on the Group’s credit rating. Any downgrade by rating agencies could increase the Group’s cost of capital and potentially limit its access to sources of financing with a consequent material adverse effect on its business prospects, earnings and/or financial position.

RISKS ASSOCIATED WITH FLUCTUATIONS IN CURRENCY, INTEREST AND CREDIT RISK

The Group, which operates in numerous markets worldwide, is naturally exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the difference in geographic distribution between the Group’s manufacturing activities and its commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production activities.

The Group uses various forms of financing to cover funding requirements for its industrial activities and for financing customers and dealers. The Group’s financial services companies operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Consistent with its risk management policies, the Group seeks to manage currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, however, sudden fluctuations in currency or interest rates could have an adverse effect on the Group’s business prospects, earnings and/or financial position.

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

The Group’s Financial Services activities are also subject to the risk of insolvency of dealers and end customers, as well as unfavorable economic conditions in markets where these activities are carried out, which the Group seeks to mitigate through credit policies applied to dealers and end customers.

RISKS ASSOCIATED WITH THE AGRICULTURAL AND CONSTRUCTION EQUIPMENT, AND TRUCK AND COMMERCIAL VEHICLES MARKETS

Performance of the agricultural equipment market is influenced, in particular, by factors such as:

the price of agricultural commodities and the relative level of inventories the profitability of agricultural enterprises

the demand for food products

agricultural policies, including aid and subsidies to agricultural enterprises, provided by major governments and/or supranational organizations

In addition, unfavorable climactic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on the decision to buy agricultural equipment and, consequently, on the Group’s revenues.

Performance of the construction equipment market is influenced, in particular, by factors such as:

public infrastructure spending

new residential and non-residential construction

Performance of the trucks and commercial vehicle market is influenced, in particular, by factors such as:

changes in global market conditions including changes in levels of business investments and sales of commodities public infrastructure spending

The above factors could significantly influence the demand for agricultural and construction equipment, as well as for trucks and commercial vehicles, and, consequently, the Group’s financial results.

RISKS ASSOCIATED WITH RELATIONSHIPS WITH EMPLOYEES AND SUPPLIERS

In many countries where the Group operates, Group employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to the Group could impair its flexibility in reshaping and/or strategically repositioning its business activities. The Group’s ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and the agreement of the labor unions where such laws and agreements are applicable. Industrial action by employees could have an adverse impact on the Group’s business activities.

Furthermore, the Group purchases raw materials and components from a large number of suppliers and relies on services and products provided by companies external to the Group. Some of those companies are highly unionized.

Close collaboration between a manufacturer and its suppliers is common in the industries in which the Group operates and although this offers economic benefits in terms of cost reduction, it also means that the Group is more reliant on its suppliers and is exposed to the possibility that difficulties, including of a financial or industrial relations nature, experienced by those suppliers (whether caused by internal or external factors) could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

RISKS ASSOCIATED WITH INCREASES IN COSTS, DISRUPTION OF SUPPLY OR SHORTAGE OF RAW MATERIALS

The Group relies upon key suppliers for certain raw materials, parts and components. The Group cannot guarantee that it will be able to maintain appropriate supply arrangements with these suppliers or otherwise assure access to raw materials, parts and components. In some cases this access may be affected by factors outside of the Group’s control and the control of its suppliers. Adverse financial conditions and natural disasters, such as the March 2011 earthquake and tsunami in Japan, could cause some of the Group’s suppliers to face severe financial hardship and disrupt the Group’s access to critical raw materials, parts and components. Any disruption to or shortage of supply of raw materials, parts and components could negatively impact the Group’s costs of production, the Group’s ability to fulfill orders, the Group’s ability to achieve growth in product sales and the profitability of the Group’s business.

Certain companies in the Group use a variety of raw materials in their businesses including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices for these raw materials fluctuate and at times in recent periods prices have increased significantly in response to changing market conditions. The Group will seek to manage this exposure, but it may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase the Group’s operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

RISKS ASSOCIATED WITH THE CNH’S STRATEGIC ALLIANCE WITH KOBELCO CONSTRUCTION MACHINERY CO., LTD.

Effective December 31, 2012, the first phase of CNH’s global alliance with Kobelco Construction Machinery Co., Ltd. expired and CNH entered a new phase of the relationship. CNH will continue to be able to purchase whole goods from Kobelco as well as component parts to continue to manufacture excavators, based upon Kobelco technology, in CNH’s plants until at least December 31, 2017. With the end of the first phase of the global alliance, CNH and Kobelco will terminate their co-ownership of certain companies formed in connection with the global alliance. In addition, the territorial sales and marketing restrictions under the global alliance will expire. While the Group expects a smooth transition with respect to implemented changes, a failure to realize such a transition and anticipated benefits could have a material adverse effect upon the Group’s construction product lines, construction equipment distribution network, financial position and results of operations.

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

RISKS ASSOCIATED WITH MANAGEMENT

The Group’s success is largely dependent on the ability of its senior executives and other members of management to effectively manage the Group and individual areas of business. The loss of any senior executive, manager or other key employee without an adequate replacement or the inability to attract and retain new, qualified personnel, including any loss of members of senior management or employees that could occur in connection with the proposed Transaction, could therefore have an adverse effect on the Group’s business prospects, earnings and/or financial position.

RISKS ASSOCIATED WITH THE HIGH LEVEL OF COMPETITION IN THE INDUSTRIES IN WHICH THE GROUP OPERATES

Substantially all of the Group’s revenues are generated in highly competitive sectors that include the production and distribution of agricultural and construction equipment, trucks and commercial vehicles, and related powertrain systems. The Group faces competition from other international manufacturers of trucks and commercial vehicles in Europe and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, North America and Latin America. These markets are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly in pricing, has increased significantly in the Group’s areas of activity in recent years. Should the Group be unable to adapt effectively to external market conditions, this could have an adverse effect on its business prospects, earnings and/or financial position.

RISKS ASSOCIATED WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION

The Group’s products and activities are subject to numerous environmental laws and regulations (local, national and international) which are becoming increasingly stringent in many countries in which it operates. Such regulations govern, among other things, products - with requirements for reduced emissions of polluting gases, reduced fuel consumption and safety becoming increasingly stricter - and industrial plants - with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination becoming increasingly stricter. To comply with such regulations, the Group employs considerable resources and expects it will continue to incur substantial costs in the future.

In addition, government initiatives to stimulate consumer demand for products sold by the Group, such as changes in tax treatment or purchase incentives for new vehicles, can substantially influence the timing and level of revenue generation. The terms, size and duration of such government measures is unpredictable and outside of the Group’s control. Any adverse change in government policy relating to those measures could have a material adverse effect on the Group’s business prospects, operating results and/or financial position.

RISKS ASSOCIATED WITH THE ABILITY TO OFFER INNOVATIVE PRODUCTS

The success of the Group’s businesses depends on their ability to maintain or increase share in existing markets and/or to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of the Group’s principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, could result in reduced market share, having a material adverse effect on the Group’s business prospects, earnings and/or financial position.

RISKS ASSOCIATED WITH OPERATING IN EMERGING MARKETS

The Group’s ability to grow its businesses depends to an increasing degree on its ability to increase market share, and operate profitably, in emerging market countries, such as Brazil, Russia, India, China, Argentina and Turkey. In addition, the Group could increase its use of component suppliers in these markets. The Group’s implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, the Group may encounter difficulties in obtaining necessary government approvals in a timely manner. In addition, the Group may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept the Group’s products. The Group may face challenges as a result of the pervasiveness of corruption and other irregularities in business practices in certain regions. Some of these emerging market countries also may be subject to a greater degree of economic and political volatility that could adversely affect the Group’s financial position, results of operations and cash flow.

RISKS ASSOCIATED WITH THE CAPITAL GOODS MARKET

More than other sectors, producers in the capital goods sector, such as CNH and Iveco, are subject to:

the condition of financial markets, in particular, the ability to access the securitization market and prevailing interest rates in that market. In North America, in particular, CNH makes considerable use of asset-backed securitization to fund financing offered to dealers and end customers. Negative conditions in the financial markets, and the asset-backed securitization market in particular, could have a significant impact on the Group’s business prospects, earnings and/or financial position cyclicality, which can cause sudden declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

RISKS ASSOCIATED WITH THE GROUP’S DEFINED BENEFIT PENSION PLANS AND OTHER POST-EMPLOYMENT OBLIGATIONS

At December 31, 2012, Fiat Industrial’s defined benefit pension plans and other post-employment benefits had an underfunded status of approximately €1,857 million. This amount included defined benefit pension plans and other post-employment benefits obligations of €801 million for plans that the Group is not currently required to fund. Changes in applicable law could affect the funding requirements in the future.

The funded status of Fiat Industrial’s defined benefit pension and post-employment benefit plans is subject to many factors as discussed in the section “Significant Accounting Policies - Use of Estimates” of the Notes to Fiat Industrial’s Annual Consolidated Financial Statements. To the extent that the Group’s obligations under a plan are unfunded or underfunded, the Group will have to use cash flow from operations and other sources to pay its obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets will vary due to market factors. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

RISKS ASSOCIATED WITH THE GLOBAL NATURE OF THE GROUP’S ACTIVITIES

Some of those risks include:

changes in laws, regulations and policies that affect:

import and export duties and quotas

currency restrictions

the design, manufacture and sale of the Group’s products, including, for example, engine emissions regulations interest rates and the availability of credit to the Group’s dealers and customers property and contract rights

where and to whom products may be sold

taxes

regulations from changing world organization initiatives and agreements changes in the dynamics of the industries and markets in which the Group operates varying and unpredictable customer needs and desires

varying and unexpected actions of the Group’s competitors

labor disruptions

changes in governmental debt relief and subsidy program policies in certain significant markets such as Brazil war, civil unrest, and terrorism

RISKS ASSOCIATED WITH THE DEMERGER OF ACTIVITIES FROM FIAT S.P.A. AND TRANSFER TO FIAT INDUSTRIAL S.P.A.

Under Italian law, following the Demerger, Fiat Industrial continues to be liable jointly with Fiat for liabilities of Fiat that arose prior to effectiveness of the Demerger and were still outstanding at that date. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until the liabilities of Fiat existing as of the Demerger will be satisfied in full. Furthermore, Fiat Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. Such potential liabilities, like all other liabilities of Fiat Industrial, will be assumed by the company that becomes successor to Fiat Industrial following the Merger.

RISKS ASSOCIATED WITH PENDING LEGAL PROCEEDINGS

The Group is involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations and other legal proceedings that arise in the ordinary course of its business. The Group estimates such potential claims and contingent liabilities and, where appropriate, records provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against the Group is uncertain and although such lawsuits are not expected individually to have a material adverse effect on the Group’s financial position or its profitability, such lawsuits could have, in the aggregate, a material adverse effect on the Group’s consolidated financial position, cash flows, results of operations or profitability.

Furthermore, the Group could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on its results of operations in any particular period. In addition, while the Group maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims.

RISKS ASSOCIATED WITH FINANCIAL SERVICES

Credit risk

Fundamental to any organization that extends credit is the credit risk associated with customers. The creditworthiness of each customer, rates of delinquency, repossessions and net losses on customer loans are impacted by many factors, including:

relevant industry and general economic conditions

the availability of capital

changes in interest rates

the experience and skills of the customer’s management team

commodity prices

political events

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

weather

the value of the collateral securing the extension of credit

A deterioration in the quality of the Group’s financial assets, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of the Group’s financial services businesses. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. In such circumstances, the Group’s loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and the Group’s financial services businesses repossess collateral securing the repayment of a loan, its ability to recover or mitigate losses by selling the collateral is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as trucks and commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as trucks and commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as trucks and commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting the Group’s financial position and results of operations.

Funding risk

The Group’s financial services business has traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to the Group’s financial services business. From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected the Group’s ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on the Group’s financial position and results of operations. As the Group’s financial services businesses finance a significant portion of the Group’s sales of equipment, to the extent such financial services businesses are unable to access funding on acceptable terms, the Group’s sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, additional reserve support has been added to certain previously-issued ABS transactions. Such optional support may be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The need to provide additional reserve support could have an adverse effect on the Group’s financial position, results of operations and cash flow.

Repurchase risk

In connection with the Group’s ABS transactions, the Group makes customary representations and warranties regarding the assets being securitized, as disclosed in the related offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by the Group’s trusts to require the Group to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on the Group’s financial position, results of operations and cash flow.

Regulatory risk

The operations of the Group’s financial services businesses are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws and judicial and administrative decisions and interpretations imposing requirements and restrictions, which among other things:

regulate credit granting activities, including establishing licensing requirements establish maximum interest rates, finance and other charges

regulate customers’ insurance coverage

require disclosure to customers

govern secured and unsecured transactions

set collection, foreclosure, repossession and claims handling procedures and other trade practices prohibit discrimination in the extension of credit and administration of loans regulate the use and reporting of information related to a borrower

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or applicable laws prohibit interest rates the Group charges from rising to a level commensurate with risk and market conditions, such events could adversely affect the Group’s financial services businesses and the Group’s financial position and results of operations.

RISKS ASSOCIATED WITH THE SIGNIFICANT OUTSTANDING INDEBTEDNESS OF THE GROUP

As of December 31, 2012, the Group had an aggregate of €20.6 billion (including €16 billion relating to financial services companies) of consolidated gross indebtedness, and its equity was €5.7 billion, including non-controlling interests.

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

The extent of the Group’s indebtedness could have important consequences to its operations and financial results, including:

the Group may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes the Group may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to the Group for other purposes the Group may be more financially leveraged than some of its competitors, which could put it at a competitive disadvantage the Group may not be able to adjust rapidly to changing market conditions, which may make it more vulnerable to a downturn in general economic conditions or its business the Group may not be able to access the capital markets on favorable terms, which may adversely affect its ability to provide competitive retail and wholesale financing programs

These risks are exacerbated by current volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Merger is the expected reduction in funding costs over time due to improved debt capital markets positioning of the combined entity. However, certain of the circumstances and risks described may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved in full or at all.

RISKS ASSOCIATED WITH COVENANTS IN THE GROUP’S DEBTS AGREEMENTS

The indentures governing certain of the Group’s outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of companies in the Group to, among other things:

incur additional debt

make certain investments

enter into certain types of transactions with affiliates

sell certain assets or merge with or into other companies

use assets as security in other transactions

enter into sale and leaseback transactions

For more information regarding the Group’s credit facilities and debt, refer to Note 27 to the Fiat Industrial Consolidated Financial Statements.

MAIN RISKS AND UNCERTAINTIES ASSOCIATED WITH THE FIAT INDUSTRIAL-CNH MERGER (THE “TRANSACTION”)

RISKS ASSOCIATED WITH THE EXCHANGE RATIOS

The Exchange Ratios set out in the Merger Agreement will not be adjusted for changes in the value of CNH common shares or the value of Fiat Industrial ordinary shares, or for changes in the relative value of the businesses of CNH or Fiat Industrial. If the value of CNH common shares relative to the value of Fiat Industrial ordinary shares increases or decreases (or the value of CNH business increases or decreases relative to the value of the Fiat Industrial business) prior to the effectiveness of the Merger, the market value of the NewCo’s common shares that shareholders receive in the Merger may be higher or lower than the then-current relative values of their shares.

RISKS ASSOCIATED WITH THE POTENTIAL OPPOSITION OF CREDITORS

Pursuant to Article 2503 of the Italian Civil Code, the Fiat Industrial Merger cannot take effect until sixty days after the last registration required under Article 2502-bis, without prejudice to all other forms of protection guaranteed to creditors under the Italian Civil Code.

RISKS ASSOCIATED WITH DIRECTORS AND EXECUTIVE OFFICERS OF FIAT INDUSTRIAL AND CNH HAVING INTERESTS IN RELATION TO THE TRANSACTION THAT MAY DIFFER FROM THOSE OF OTHER FIAT INDUSTRIAL OR CNH SHAREHOLDERS

Some of Fiat Industrial’s directors who recommend that Fiat Industrial shareholders vote in favor of the Fiat Industrial Merger Plan and the transactions contemplated thereby, could express interests that may be different from those of other shareholders of Fiat Industrial and CNH. The receipt of compensation or other benefits in connection with the Merger may influence these persons in making their recommendation that Fiat Industrial shareholders vote in favor of approval of the Merger Plan and the transactions contemplated thereby. Some of Fiat Industrial’s executive officers also have benefit arrangements that could result in them having an interest in the Mergers.

RISK ASSOCIATED WITH COSTS RELATED TO THE TRANSACTION

NewCo, Fiat Industrial and CNH have incurred, and expect to continue to incur, significant costs in connection with the Merger, including the fees of their respective professional advisors. In addition, Fiat Industrial may be obligated to pay in the aggregate up to €325,000,000 to shareholders that exercise statutory cash exit rights and to Fiat Industrial’s creditors following their possible opposition to the Merger. NewCo, Fiat Industrial and CNH may incur unanticipated costs associated with the transaction and the listing of NewCo’s common shares. Unanticipated costs may have an adverse impact on the results of operations of NewCo following the effectiveness of the Merger.

Report on Operations

REPORT ON OPERATIONS

MAIN RISKS AND UNCERTAINTIES TO WHICH FIAT INDUSTRIAL S.P.A. AND THE GROUP ARE EXPOSED

RISKS ASSOCIATED WITH THE HIGH-LOW VOTING STRUCTURE TO BE ADOPTED BY NEWCO

Fiat Industrial shareholders and CNH shareholders that are present or represented by proxy at the applicable extraordinary general meeting approving the Merger (regardless of how they vote) and continue to hold their Fiat Industrial ordinary shares and/or CNH common shares from the record date of the applicable extraordinary general meeting until the effectiveness of the Fiat Industrial Merger or the CNH Merger may elect to receive one special voting share in addition to each NewCo common share received in the Merger. In addition, following the Merger, persons who hold NewCo common shares for an uninterrupted period of at least three years may also elect to receive one special voting share in addition to each NewCo share held, provided that such shares have been registered in the Loyalty Register upon application by the relevant holder.

If Fiat Industrial and CNH shareholders holding a significant number of Fiat Industrial ordinary shares and/or CNH common shares elect to receive special voting shares in connection with the Merger or come to hold special voting shares after the Merger, or if NewCo shareholders holding a significant number of NewCo common shares for an uninterrupted period of at least three years elect to receive special voting shares, a relatively large proportion of the voting power in NewCo could be concentrated in some shareholders. Exor, which holds 30.01% of Fiat Industrial’s share capital, confirmed its current intention to maintain voting rights in NewCo above the legal threshold for a mandatory tender offer (i.e., 30%).

RISKS ASSOCIATED WITH THE CONDITIONS PRECEDENT TO THE TRANSACTION

Pursuant to the merger agreement, following shareholder approval, the effectiveness of the Merger will be subject to satisfaction or (to the extent permissible by law) waiver of the merger conditions. Execution of each merger will also be conditional on completion of the other. As such, there can be no guarantee at this stage that the Transaction will actually take place. Following the approval of the Merger by the Fiat Industrial shareholders, in the event that Fiat Industrial or CNH considers waiving certain of the Merger conditions, shareholder approval of any such waiver may not be required or sought.

RISKS ASSOCIATED WITH AGREEMENTS THAT CONTAIN CHANGE OF CONTROL CLAUSES

Fiat Industrial and CNH are a party to joint ventures, supply agreements, license agreements, financing and other agreements and instruments, some of which contain provisions that may be triggered by the Merger, such as default provisions, termination provisions, acceleration provisions and/or mandatory repurchase provisions.

In addition, other agreements of Fiat Industrial and CNH may require the payment of fees in connection with the envisaged transaction. If Fiat Industrial or CNH is unable to obtain any necessary waiver or consent, the operation of the above provisions may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements, supply agreements, licensing agreements or may require the renegotiation of financing agreements and/or the payment of significant fees. Investors cannot be assured that NewCo will be able to negotiate new agreements on terms as favorable as those that Fiat Industrial and CNH had, or at all.

RISKS ASSOCIATED WITH THE TAX IMPLICATIONS OF THE TRANSACTION

The tax implications of the transaction are under evaluation. The main tax risks arising from the Transaction are related to an exit tax issue and continuation of the tax consolidation in Italy.

The Merger is tax-neutral with respect to the Fiat Industrial S.p.A. assets that will remain connected with the Italian permanent establishment, but will result in the realization of capital gains or losses on those Fiat Industrial S.p.A. assets that are not connected with the Italian permanent establishment, giving rise to an exit tax. Under the proposed structure, only the Italian investments of Fiat Industrial S.p.A. will remain connected to an Italian permanent establishment. As a consequence of the Transaction, a mandatory ruling request should be submitted to the Italian tax authorities in order to ensure continuity of the Fiscal Unit currently in place between Fiat Industrial and Fiat Industrial’s Italian subsidiaries. It is possible that the carried-forward tax losses generated by the Fiscal Unit could not be used to offset any exit gain or the future taxable income of the Fiscal Unit. No deferred tax assets have been accrued in relation to the above carried-forward tax losses.

Report on Operations

REPORT ON OPERATIONS

RESEARCH AND INNOVATION

RESEARCH AND INNOVATION

In its research activities, Fiat Industrial Group maintains a constant focus on environmental, social and economic sustainability. For each business, that translates into developing production processes and products that are both eco-compatible and socially responsible - and a step ahead of constantly evolving regulatory standards. For products, in particular, the main areas of focus in research and innovation are reducing polluting emissions, assessing the potential of alternative propulsion systems and fuels, and improving ergonomics and safety.

In July 2012, Fiat Industrial and the European Investment Bank (EIB) signed an agreement for €350 million in funding for projects at five of the Group’s R&D centers located in Italy (where 83% will be invested), Germany (8%) and Switzerland (9%). The primary goal of those projects is to develop solutions that improve the energy efficiency of vehicles and reduce CO2 emissions, principally through:

engine technologies and components that meet new emissions standards and application of those technologies on trucks, commercial vehicles, and agricultural equipment alternative fuel, transmission and engine technologies for commercial vehicles innovative vehicle architectures that optimize aerodynamic performance and reduce vehicle weight, with a particular emphasis on safety

During the year, the Group spent a total of €895 million on Research & Development(1) (equivalent to 3.6% of net revenues for Industrial Activities), with approximately 5,800 people at 49 R&D centers worldwide. At year-end, the Group had 6,488 active patents, including 887 new patents registered during the year.

Collaboration between the three sectors in the area of innovation was further strengthened in 2012 with the central objective being to increase the competitiveness of products and leverage synergies across the organization.

The Group also continued to benefit from the support of Centro Ricerche Fiat (CRF) - which remained part of Fiat Group following the demerger - with service agreements in place that ensure continuity of support for the Group’s R&D activities. Development activities are primarily carried out at sector level.

COLLABORATION WITH CRF

Research activities are focused in three main areas: environmental sustainability, social sustainability and economically-sustainable competition.

(1) Includes capitalized R&D and R&D charged directly to the income statement

Environmental Sustainability

This area focuses on solutions to increase energy efficiency and reduce the environmental impact of vehicles over their entire life cycle (production to dismantling). Major developments in 2012 included:

Euro 6 diesel technologies for Light Commercial Vehicles (LCVs). Between September 2014 and September 2016, new Euro 6 emissions standards will be phased in for LCVs in Europe, requiring further reductions in polluting emissions, particularly nitrogen oxides (NOx). During 2012, CRF conducted preliminary tests to evaluate the efficiency of various emissions conversion technologies. Those tests looked at methods for controlling the formation of pollutants inside the combustion chamber, as well as conversion of pollutants via a post-treatment system. The AdBlue-based Selective Catalytic Reduction (SCR) post-treatment system, already available on heavy duty vehicles for some time, is a technically viable solution for achieving Euro 6 emissions levels. However, the cost and complexity of integration with existing engine technologies still needs to be carefully evaluated. As a result, efforts have focused on evaluating other technologies such as Low Pressure EGR (exhaust gas recirculation) and NOx Storage Catalysts (NSC). It has been demonstrated that for LCVs also - in combination with an upgraded turbo-compressor - application of these two technologies on the F1A engines used in the Ducato and Daily is a viable solution for achieving Euro 6 emissions standards based on the New European Driving Cycle (NEDC). Further research and testing are necessary to determine which solution provides the best compromise between cost, efficiency and fuel economy.

Natural gas engines. Alongside development of conventional engine technologies for commercial applications, during 2012 CRF also conducted an extensive evaluation of natural gas technologies (including existing technologies and others still under development) to assess their strengths and - for those technologies already used by FPT Industrial on Heavy Duty CNG engines - areas of improvement or sustainable alternative solutions. In its evaluation, CRF looked at all possible alternatives in terms of: combustion, fuel injection systems, exhaust gas post-treatment systems, and CNG/LNG storage systems. In parallel with that technical evaluation, it also conducted a technical and cost benchmark analysis of solutions

Report on Operations

REPORT ON OPERATIONS

RESEARCH AND INNOVATION

selected by competitors. The conclusions of the evaluation, also supported by several industry experts, confirmed FPT Industrial’s selection as the winning solution: stoichiometric otto cycle combustion with multipoint indirect injection and exhaust gas post-treatment system with three-way catalyzer. In addition to the system’s simplicity, it also provides the best compromise between cost and performance and benefits from the proven reliability of the sub-systems used and flexibility in potential application (from CNG minibuses, vans and tractors to CNG/LNG trucks and buses). The evaluation also highlighted areas for improvement correlated to heat management, as well as priorities for future innovation and pre-development of new CNG heavy duty engines.

100% bioethanol propulsion. In collaboration with CNH, CRF developed two prototype bioethanol engines for major sugar and ethanol producers in Brazil. Bioethanol has been widely used in Brazil for some time without negative impacts on the food chain and, as such, qualifies as a renewable energy source. From well to wheel, bioethanol produces 50% less greenhouse gases than traditional fuels. In addition, when used at source, it is mileage neutral and can generate estimated savings of at least 50% compared with diesel. The two prototype bioethanol engines are: a 243 kW Cursor 8, based on the CNG version, for application on sugar cane harvesters, and a 243 kW Cursor 9, based on the diesel version, for application on the CCH tractor used for cut crop harvesting. Testing of the bioethanol Cursor 8 on a sugar cane harvester began in mid-2012. The first phase of more than 400 hours of tests demonstrated the prototype’s viability in terms of environmental performance and utilization of local sources of renewable energy. Development will continue during 2013 and will be extended to include field testing of the prototype engine for the CCH tractor.

Biomethane/bioethanol engine for tractors. During 2012, the CNG-powered “S” Series F1C engine (136 hp, 350 Nm) continued to prove its flexibility in use with alternative fuels. Alongside the natural gas only, natural gas/gasoline and prototype natural gas/hydrogen versions for automotive applications, a natural gas/ethanol version was also developed for application on CNH tractors. Due to a redesigned combustion chamber, the prototype version is capable of delivering optimum performance whether running on natural gas or ethanol. The compression ratio was also reduced with minimal impact on fuel efficiency when operating on natural gas only. The other area of development was a biomethane (gas)/bioethanol (liquid) system, which introduces an innovative solution for heating the fuel rail that resolves issues with cold starts typical with ethanol. Operating on biomethane or bioethanol, the engine meets the most stringent emissions limits - such as the EEV (Enhanced Environmentally-friendly Vehicle) standards - using a simple three-way catalyzer. At the same time, well-to-wheel CO2 emissions are between 50% and 100% lower than versions using conventional fossil fuels, giving this engine the potential to be the cleanest and most versatile in the product range. The final stage of development will be a pilot program that includes field testing of the biomethane/bioethanol F1C engine on a series of prototype tractors and construction of a biofuel production plant to achieve a complete virtuous circle, with negligible environmental impact and an attractive cost/return ratio.

CNG Steyr tractor. CRF and CNH continued development and began field testing of the prototype CNG Steyr tractor presented at Agritechnica 2011 in Hanover. The prototype is equipped with the 136 hp, 3000 cc 4-cylinder CNG F1C originally developed by FPT Industrial for light commercial vehicles such as the Iveco Daily Natural Power and Fiat Ducato Natural Power. CRF carried out major software upgrades on the engine control unit to enable higher torque at lower speeds. This improves performance in agricultural applications, where conditions often require sudden changes in direction, such as when shoveling/unloading with the front scoop.

Field testing began at the CNR facility in Italy during the summer and then continued at the CNH facility in St. Valentin, Austria. The prototype was also tested on-site by a local agricultural producer - with facilities to produce biomethane via anaerobic digestion and purification of organic waste - providing the opportunity to verify reliability of the engine in real conditions when operating on biomethane. In addition, data capture of the prototype’s principal operating characteristics

Report on Operations

REPORT ON OPERATIONS

RESEARCH AND INNOVATION

during testing enabled a comprehensive evaluation of efficiency and fuel consumption levels. The data showed that, operating on 100% biomethane, the tractor can achieve average savings in fuel costs of between 25% and 40% compared with a conventional diesel engine.

Daily hybrid Dual Energy concept. Iveco and CRF worked on the development and construction of a concept vehicle - presented at the IAA Commercial Vehicle Trade Show in Hanover - featuring a number of innovative technologies that enhance fuel economy, comfort and functionality. The vehicle is based on a Daily van with a hybrid Iveco Dual Energy system incorporating an electric motor and a Euro 5 F1C diesel engine. CRF was involved in development of the dual-circuit cooling system: a high-temperature circuit for the diesel engine and a low-temperature circuit for the electric motor, inverter and battery pack. The vehicle also incorporates an innovative aerodynamic underbody panel that functions as a heat exchanger, contributing to dissipation of thermal energy from the low-temperature circuit. This concept vehicle will be developed into a working prototype during 2013.

Advanced Temperature Management Systems. During 2012, CRF worked with CNH on development of a prototype T7000 series agricultural tractor with a dual-circuit cooling system. A high-temperature circuit is used to cool the engine and a low-temperature circuit cools the condenser, intercooler and hydraulic oil radiator. This system improves overall performance of the tractor (including fuel economy) and provides easier maintenance as both radiators use the same technology, versus the current system of three heat exchangers based on different technologies. The prototype was designed using components that are already available.

A similar dual-circuit cooling system was developed for Iveco, as part of its “Next Generation Thermal Systems” innovation project. This system simplifies the forward thermal module consisting of two radiators (high-temperature and low-temperature) and enables more compact and efficient design of on-board systems, such as air intake and climate control.

The new low-temperature radiator has a large heat exchange surface area, shared with multiple auxiliary systems, which provides more efficient heat dissipation, requiring less frequent activation of the cooling fan and, as a result, improved fuel economy. In relation to the EU-funded COmplete Vehicle Energy-saving Technologies for Heavy-Trucks (CONVENIENT) project, development activities will focus on integration of the dual-circuit cooling system with a new full-hybrid diesel/electric propulsion system.

Iveco’s Next Generation Auxiliaries Project. During the year, CRF continued work on another project for Iveco that uses electric auxiliary systems to improve fuel efficiency for heavy trucks. A 500 hp Iveco Eco-Stralis EEV was used as the test platform. One of the vehicle’s key features is a system that recovers kinetic energy generated during braking for use in powering auxiliary systems. The vehicle has also been fitted with a high-capacity lithium battery pack that can power the vehicle’s climate control system independently for up to around 8 hours (during a driver’s rest break, for example). An innovative electro-hydraulic servo is also in development. Activities in 2013 include testing with dynamometer and on-road to evaluate fuel consumption under actual operating conditions.

Driving Style Evaluation. At an equivalent average commercial speed, adopting a more efficient and eco-friendly driving style can achieve fuel savings of 5% to 12%. During 2012, CRF completed development and testing of the Driving Style Evaluation system, which was designed to help drivers of trucks and other commercial vehicles optimize fuel consumption by giving them real-time feedback on their driving style.

Algorithms were developed to analyze data available from the propulsion system, vehicle and GPS and, using the dashboard display, present the driver with i) an overall evaluation of driving style and its impact on fuel consumption, and ii) tips on how to reduce consumption.

Used in conjunction with Iveconnet Fleet, the Driving Style Evaluation system also enables remote evaluation of individual drivers in a fleet. This system was introduced on the new Stralis Hi-Way launched in 2012.

Social Sustainability

This area focuses on solutions to enhance accident prevention capabilities through systems that recognize potentially dangerous situations and assist the driver in taking evasive action, as well as ensuring maximum protection for the vehicle occupants and other road users in the event of an accident.

Driver Attention Support for trucks. Fatigue, drowsiness and, in general, an inadequate level of attention to the road are among the principal causes of road accidents and represent one of the greatest risks for truck drivers. During 2012, CRF, in collaboration with Iveco, completed development and production ramp up of the Driver Attention Support system for trucks, contributing to the validation and final approval process for the software that is integrated with the Iveconnet Drive system on-board the new Iveco Stralis Hi-Way. Based principally on an analysis of steering wheel movement, the system alerts the driver when behavior indicates a decrease in level of attention and, if appropriate, even prompts the driver to take a rest break. The Driver Attention Support system helps improve safety for the driver, other road users, the vehicle and the freight being transported.

Report on Operations

REPORT ON OPERATIONS

RESEARCH AND INNOVATION

Economically-sustainable competition

This area focuses on solutions to increase the competitiveness of new products through enhancements in performance and functionality and a reduction in the time required to bring new technologies to market.

New front suspension for APL tractor. One of the main drivers in the development of agricultural tractors over the next few years will be solutions to increase productivity. For the next generation of models, increasing road speeds to 60 km/h and reducing operator fatigue will be essential features. This will require a front suspension that offers stability, drivability and comfort on the road, under all conditions, without compromising productivity and handling in the field. During 2012, CRF fitted a tractor from CNH’s All Purpose Light range with a heavy duty front axle and independent wishbone suspension that was conceived, designed and patented by CRF. The hydro-pneumatic system that controls the suspension allows a high level maneuverability when the tractor is operating in the field and active damping of the front suspension when operating on-road, combined with an advanced auto-leveling system that adjusts the position and rigidity of the suspension based on the load on the front axle. Development activities were carried out in direct collaboration with the team responsible for the APL platform to ensure viable solutions that are compatible with mass production, from both a technical and cost perspective.

Simulation of a cataphoresis process. To help reduce time and costs associated with testing and improve the corrosion resistance of Iveco products, CRF has developed an innovative methodology for simulating the cataphoresis coating process for vehicle cabins and chassis. Computer-aided engineering tools are used to simulate the entire electrodeposition process. By using the Finite Element Method to model the vehicle body immersed in an electro-cataphoric bath, taking into account the specific characteristics of the coating material, it is possible to map the effective distribution of the coating. This analysis reveals areas susceptible to uneven distribution, necessitating the introduction of slots in the design that will improve distribution of the protective coating, without compromising the integrity of the structure. This methodology contributes to optimization of the production process and results in cost savings. Iveco will utilize this process for development of the 2014 model year Daily.

Report on Operations

REPORT ON OPERATIONS

HUMAN RESOURCES

HUMAN RESOURCES

At December 31, 2012, Fiat Industrial Group had 68,257 employees, an increase of 1,259 over the 66,998 figure at year-end 2011. The change was partially attributable to the difference between new hires (approximately 8,100) and departures (approximately 7,150) during the year. The change in scope of operations accounted for an increase of around 300 employees, of which about 170 was attributable to the consolidation - from January 1, 2012 - of Iveco dealers acquired in France during 2011. The remaining increase over year-end 2011 was mainly due to net new hiring of white-collar employees, primarily in R&D (approx. 600 people), as well as in India and China, and in the brand/commercial activities. At CNH, manufacturing also registered an increase, particularly for the Agricultural Equipment business, both in Europe and in North America. Those increases were partially offset by a decrease in manufacturing employees at Iveco both in Latin America, mainly associated with weaker market conditions and affecting temporary workers, and in Europe, following the restructuring announced in May.

ORGANIZATIONAL AND MANAGERIAL DEVELOPMENT

With the objective of enhancing the operational integration of Fiat Industrial S.p.A. and CNH Global N.V., in November 2012 Fiat Industrial S.p.A. announced the formation of the Group Executive Council (“GEC”) and the creation of four Regional Chief Operating Officers who, together with the Chief Financial Officer, all report to a Group Chief Operating Officer.

The Group Executive Council is the Group’s highest executive decision making body outside of its Board of Directors. It is responsible for reviewing the operating performance of the businesses, setting performance targets, making key strategic decisions and investments for the Group and sharing best practices, including the development and deployment of key human resources.

The GEC has four main groupings:

The first is composed of four Regional Operating Groups (NAFTA, Europe, Middle East and Africa, Latin America, and APAC) integrating Agricultural Equipment, Construction Equipment, and Truck and Commercial Vehicles businesses, plus Powertrain (FPT Industrial). Each is the responsibility of a Chief Operating Officer (COO), who will drive the organization via a regional management team.

The second grouping is reflective of the Group’s focus and emphasis on its brands (Case IH, New Holland Agriculture, Case Construction Equipment, New Holland Construction, Iveco, Parts & Service). Each of the global brands is represented in the GEC, and their responsibility will be to improve and develop an appropriate brand portfolio and to assist in the development of adequate commercial and marketing strategies in each of the Group’s operating regions.

The third group is composed of industrial leaders, who drive consistency and rigor across the operating regions, and optimize the capital allocation choices the Group will face in the years to come.

The final group is composed of support and corporate functions.

During 2012, Fiat Industrial Group strengthened the HR Global System through SAP HR, an integrated tool that supports the main global HR processes of PLM, Variable Pay and Salary Alignment as a single global reporting system with full personnel data.

Specific features have been developed to enhance:

Quality of personnel administration data and significant update activities conducted by HR Shared Services

Functionality of the SAP HR portal for use by managers

Functionality of the SAP HR portal for use by employees, particularly introduction of a new module for CVs

Significant improvements were also made to other systems, such as the Talent Management tool with the addition of new online features that minimize the need to print documents for use in Management Review and Talent Review sessions.

In terms of coordination of the principal corporate processes, in 2012 Fiat Industrial continued the approach adopted after the demerger from Fiat S.p.A. With the support of a lean team of cross-company specialists, this approach takes into account the needs and priorities of each Group company, leveraging best practice and expertise group-wide. Management of most processes is decentralized, while some administrative services are still provided by Fiat S.p.A. on the basis of service agreements.

The Performance and Leadership Management process, which has been in place for managers and professionals for a number of years, continues to serve as the basis for personnel management decisions, together with the Talent Review process, which enables early identification of high-potential individuals, as well as charting of their professional development.

Report on Operations

REPORT ON OPERATIONS

HUMAN RESOURCES

Training

Investment in training to support Fiat Industrial’s business activities and the professional development of employees totaled around €15.2 million for the year. About 1.4 million hours of training were provided, including 66,165 hours of web-based distance learning.

Grants and Scholarships

In 2012, Fiat Industrial Group took part in the Fiat Grant and Scholarship Program for children of employees in Italy and abroad.

A total of 174 grants and scholarships were awarded (31 in Italy), totaling approximately €308,000. Recipients were located in Italy, as well as other countries where the Group has a significant presence including the UK, Poland, France, Belgium, Spain, Portugal, U.S., Mexico, Brazil, Argentina, China, Australia and India.

INDUSTRIAL RELATIONS

During 2012, Fiat Industrial continued to work with trade unions and employee representatives to reach consensus-based solutions for managing conditions in various markets. Continued economic difficulties in Europe affected Iveco and the CNH Construction Equipment businesses in several countries and weaker demand also had negative repercussions for Iveco’s business in Latin America. By contrast, conditions were favorable for the Agricultural Equipment business overall and for the Construction Equipment business in North America due to a modest recovery in demand.

FPT Industrial was also affected by changing market conditions, with Group and external customers experiencing fluctuations in production levels that varied by geographic market and business line.

Intensive collective bargaining at various levels resulted in, among other things, agreements with trade unions on pay and employment conditions in various countries where Fiat Industrial Group operates.

Social dialogue

In November 2012, the members of the Special Negotiating Body (SNB) of Fiat Industrial (despite the validity of its composition not yet being formalized) participated in a training course provided by the European Trade Union Institute (ETUI), as agreed at the meeting held with the Company on December 16, 2011. The purpose of the course was to provide in-depth information on the role and tasks of European Works Councils (EWCs), as established by EC Directive 2009/38/EC. Just prior to year-end, the Company was forced to postpone the first negotiating meeting between management and the SNB, planned for January 23, 2013, as two members of the SNB had declined the invitation and IndustriAll (the European Union of Metal, Chemical and Textiles workers) withdrew availability of the expert nominated by the SNB in light of FIOM being excluded from designating representatives to the Special Negotiating Body.

In Italy, dialogue continued on the basis of the new rules defined by the signatories to the Collective Labor Agreement (CLA) of December 13, 2011, which took effect January 1, 2012. Those rules relate to both the relational system and mechanisms to address production needs. With reference to the latter, varied solutions have been implemented from plant to plant by applying the more flexible system of shifts and working hours established by the CLA, thereby improving the Company’s ability to respond to changes in production requirements.

Management of production levels

Production stoppages continued to be necessary in 2012 due to the instability of production volumes in several countries. In Italy, the use of temporary layoff benefits (CIGO) increased for FPT Industrial, but was down over 2011 levels for both CNH and Iveco. At the Iveco plant in Brescia, the agreement allowing for a reduction in hours worked per week for all plant workers in accordance with the Solidarity Contract legislation was extended for a further year until August 21, 2013, through an agreement with the unions that are signatories to the CLA.

Production stoppages through temporary layoff benefit schemes increased in France, mainly for FPT Industrial, and in Germany for the Iveco plant in Ulm. In Spain, the utilization of temporary layoff benefits was also quite extensive in 2012. However, following the transfer of production from Ulm, stoppages were discontinued at the Madrid plant in the latter part of the year. In Latin America, the number of temporary workers was reduced at Iveco, while extensive use of overtime was employed by FPT Industrial in Brazil, mainly associated with the transfer of production of the Cursor and NEF engines to Cordoba. Higher market demand for the Agricultural Equipment business and increased volumes for Construction Equipment products in the U.S. were met through the use of overtime and increased employment levels. Meanwhile, flexible work-time agreements were applied to meet fluctuations in production requirements at several Iveco plants (in Australia, Argentina, China, the Czech Republic and Venezuela), as well as the FPT Industrial plant in China and the CNH plant in Poland.

In May 2012, Iveco announced a restructuring of its manufacturing activities in Europe aimed at improving efficiency and competitiveness. Creation of a fire-fighting center of excellence in Ulm was designed to overcome the structural underutilization and fragmentation of Iveco’s activities in this business area. Production located at Iveco’s other firefighting plants in Graz (Austria), Chambéry (France) and Görlitz and Weisweil (Germany) was scheduled to progressively converge in Ulm. The difficult trading conditions that persist in the European truck market made the underutilization of the Ulm Heavy Commercial Vehicles (HCV) plant no longer sustainable. As a result, Iveco reorganized HCV production in Europe and, as of September, moved production from Ulm to its plant in Madrid. The R&D center and testing facilities located in Ulm were not impacted by the reorganization and existing know-how will be applied to product development

Report on Operations

REPORT ON OPERATIONS

HUMAN RESOURCES

for both trucks and fire-fighting equipment. In order to minimize the social impact, social plans and plans to manage the restructuring were agreed upon with local unions and employee representatives, in compliance with the laws, regulations and procedures applicable in each country. The agreements were signed in the third quarter at Iveco Magirus AG (Ulm) and at Iveco Magirus Brandschutztechnik GmbH (Graz). At Iveco Magirus Brandschutztechnik GmbH (Weisweil) and at Iveco Magirus Camiva (Chambéry), agreements were reached during the fourth quarter, while for Iveco Magirus Brandschutztechnik GmbH (Görlitz), a buy-out solution was pursued and the related agreement was signed in late November for a change in ownership effective January 1, 2013. No significant restructuring or reorganization initiatives were implemented in other countries during the year.

Collective bargaining

In Italy, on October 11, 2012, negotiations were initiated to renew the December 13, 2011 CLA, which had a duration of one year commencing January 1, 2012. During this first meeting, an agreement was signed to introduce a basic health care plan for all Fiat Group and Fiat Industrial Group employees in Italy at the sole expense of the employer. The plan includes provision of long-term care in the event of loss of self-sufficiency, as well as screening and testing for cardiovascular diseases and metabolic syndrome. As of February 20, 2013, negotiations for renewal of the CLA were still ongoing.

The principal negotiations in 2012 relating to company-level agreements included: the annual negotiation in France, which resulted in average salary increases of around 2.5% and, for Iveco and CNH, deals on the criteria for the 2012 profit sharing agreement; a collective agreement covering wage and employment conditions stipulated at Company level with the union representative of employees from Iveco Czech Republic; agreements in Brazil for pay increases based on domestic economic growth and in line with increases for the rest of industrial sector in Brazil, as well as one-off bonuses. In Germany, the agreement for renewal of the metalworkers’ contract, applied by most Group companies, provided for salary increases of 4.3% from May 2012 for a period of 13 months.

Labor unrest

In terms of hours of work lost, the level of labor unrest in Italy was only about 15% of the level registered in 2011. Outside Italy, the overall level of labor unrest during the year was negligible. There was labor action in Germany and France at sites affected by the Iveco restructuring before agreements on management of the restructuring had been reached.

Report on Operations

REPORT ON OPERATIONS

FINANCIAL REVIEW - FIAT INDUSTRIAL GROUP

FINANCIAL REVIEW - FIAT INDUSTRIAL GROUP

INTRODUCTION

Fiat Industrial Group was created on January 1, 2011 through the demerger of the capital goods activities of Fiat S.p.A. The Group produces and sells agricultural and construction equipment, trucks and commercial vehicles, as well as engines and transmissions for industrial and marine applications.

Principal changes in the scope of consolidation in 2012

Since January 1, 2012, the Group has consolidated the profit and loss of Iveco Finance Holdings Limited (renamed Iveco Capital Limited in 2012) on a line-by-line basis. The balance sheet was fully consolidated on December 31, 2011, following the agreement for orderly termination of the joint venture. Iveco Capital Limited became a wholly-owned subsidiary in May 2012 following acquisition of the remaining 51% from Barclays.

Since January 1, 2012, the Group has fully consolidated Iveco Provence, an Iveco dealer in which a 100% interest was acquired during the second quarter of 2011. In the 2011 consolidated financial statements, the holding was accounted for using the equity method.

For completeness of information, in December 2012, CNH sold its 20% stake in Kobelco Construction Machinery Co., Ltd., an associate company previously accounted for using the equity method.

FINANCIAL REVIEW

Operating Performance

(€ million)

2012 2011

Net revenues 25,785 24,289

Cost of sales 20,925 20,038

Selling, general and administrative costs 2,183 2,002

Research and development costs 560 505

Other income/(expenses) (38) (58)

TRADING PROFIT/(LOSS) 2,079 1,686

Gains/(losses) on disposal of investments (38) 26

Restructuring costs 166 95

Other unusual income/(expenses) (13) 12

OPERATING PROFIT/(LOSS) 1,862 1,629

Financial income/(expenses) (458) (546)

Result from investments 81 86

Share of profit/(loss) of investees accounted for using the equity method 86 97

Other income/(expense) from investments (5) (11)

PROFIT/(LOSS) BEFORE TAXES 1,485 1,169

Income taxes 564 468

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 921 701

Profit/(loss) from discontinued operations - -

PROFIT/(LOSS) 921 701

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent 810 624

Non-controlling interests 111 77

The following review provides an analysis of net revenues and trading profit by individual sector. Comments on other line items relate to the Group as a whole.

Net revenues

The Group reported 2012 revenues up 6.2% to €25,785 million, as continued robust performance for CNH more than compensated for weaker trading conditions in other businesses. CNH reported substantial growth in the Agricultural Equipment business driven by increased volumes, positive net pricing, and favorable product mix. Iveco posted a decline in deliveries, reflecting a further deterioration in economic conditions in several major European markets and weaker demand in Latin America. For FPT Industrial, sales volumes were down as a result of the contraction in demand for diesel engines for on-road applications.

Revenues by sector

(€ million) 2012 2011 % change

Agricultural and Construction Equipment (CNH) 16,056 13,896 15.5

Trucks and Commercial Vehicles (Iveco) 8,924 9,562 -6.7

FPT Industrial 2,933 3,220 -8.9

Eliminations and Other (2,128) (2,389) -

Total for the Group 25,785 24,289 6.2

Report on Operations

REPORT ON OPERATIONS

FINANCIAL REVIEW - FIAT INDUSTRIAL GROUP

In detail, revenue performance by sector was as follows:

Agricultural and Construction Equipment

CNH reported revenues of €16,056 million for the year, up 15.5% over 2011 (+6.7% in US dollar terms), as solid global demand for Agricultural Equipment more than offset the negative effects of more difficult trading conditions in the Construction Equipment segment. By geographic area, revenues for both Agricultural and Construction Equipment were as follows: 44% North America, 31% Europe, Africa, Middle East and the Commonwealth of Independent States (EAME & CIS), 15% Latin America, and 10% Asia Pacific (APAC) markets.

Net sales for the Agricultural Equipment business were up 20% over 2011 (+10% in US dollar terms), driven by increased volumes, positive net pricing, and favorable product mix. All geographic regions reported revenue increases on a constant currency basis. For the Construction Equipment business, net sales increased 6%; in US dollar terms sales decreased 3%, as modest industry recovery in North America and Eastern Europe did not offset the continued slowdown in demand in other regions.

Worldwide agricultural equipment market share performance was in line with the market for both tractors and combines. CNH’s worldwide construction equipment market share was stable, with gains in Latin America.

Trucks and Commercial Vehicles

Iveco posted full-year revenues of €8,924 million, a 6.7% decrease over the prior year. Volume declines, attributable to further deterioration in economic conditions in several major European markets and weaker demand in Latin America, were partially offset by a more favorable product mix.

A total of 137,028 vehicles (including buses and special vehicles) were delivered during the year, representing a 10.7% decrease versus 2011. Volumes were lower in all segments, with deliveries of light vehicles down 11.8%, medium down 21.6% and heavy down 6.0% . In Western Europe, Iveco delivered a total of 69,414 vehicles (-21.1%), with declines registered in all major markets: Germany -16.1%, France -17.7%, Spain -24.3%, Italy -37.1% and the UK -15.3% . In Latin America, deliveries were down 21.8% . In Eastern Europe, performance ran counter to the trend in Western Europe with deliveries up 21.9% over the prior year. In Rest of World markets, Iveco posted a 36.4% year-over-year increase.

The Western European truck market (GVW ≥3.5 tons) contracted 7.4% in 2012, with trading conditions deteriorating throughout the year. Southern Europe experienced the largest decrease with the gap between Northern and Southern European markets continuing to widen. Iveco’s estimated market share in Western Europe (GVW ≥3.5 tons) was 11.3%, representing a 0.8 percentage point decrease versus 2011. Although overall share in Italy was up 2.1 percentage points to 33.1%, the gain was not sufficient to offset share losses in other major markets. In the light segment, share was down 1.3 percentage points to 11.7% (-0.7 p.p. assuming comparable market mix), primarily due to the crisis in the construction sector and the continuing shift in demand toward car-based models. In the medium segment, Iveco’s overall share was down 0.8 percentage points to 22.8% (-0.1 p.p. assuming comparable market mix), despite gains being achieved in several markets. Share of the European heavy segment was up 0.2 percentage points to 7.5% (+0.8 p.p. assuming comparable market mix) on the back of positive performance across markets.

In Latin America, demand for trucks (GVW ≥3.5 tons) was down 14.3% . Iveco registered an 11.6% share (+0.1 p.p. versus 2011) and strengthened its leadership in the light segment in Brazil, with share up 5.3 percentage points to 25.6% .

FPT Industrial

FPT Industrial reported 2012 revenues of €2,933 million, down 8.9% over the prior year due to lower volumes to both Group companies and external customers. For 2012, sales to external customers accounted for 34% of total revenues, up from 33% in 2011.

A total of 476,786 engines were sold during the year, down 15% over 2011. By major customer, 31% of engines were supplied to Iveco, 27% to CNH and the remaining 42% to external customers (including Sevel, the Fiat JV for light commercial vehicles, which accounted for 24%). In addition, FPT Industrial delivered 64,154 transmissions (-14% year-over-year) and 154,958 axles (-9%).

Trading profit/(loss)

Trading profit came in at €2,079 million for full-year 2012, an increase of €393 million (+23.3%) over €1,686 million in 2011. Group trading margin was higher at 8.1% (6.9% for 2011), with both CNH and FPT Industrial posting strong gains and Iveco maintaining a comparable trading margin despite the decrease in delivery volumes.

Trading profit/(loss) by sector

(€ million)	2012	2011	Change
Agricultural and Construction Equipment (CNH)	1,566	1,154	412
Trucks and Commercial Vehicles (Iveco)	469	490	-21
FPT Industrial	142	107	35
Eliminations and Other	(98)	(65)	-33
Total for the Group	**2,079**	**1,686**	**393**
Trading margin (%)	**8.1**	**6.9**	

In detail, trading profit by sector was as follows:

Agricultural and Construction Equipment

CNH recorded a strong performance, with trading profit increasing 36% to €1,566 million for the year (€1,154 million for 2011) and trading margin at 9.8% (8.3% for 2011). Increased volumes and positive net pricing in both businesses compensated for increases in SG&A expenditures and R&D expense, primarily related to significant investments in new products and Tier 4 engine emissions compliance programs.

Trucks and Commercial Vehicles

Iveco closed the year with a trading profit of €469 million (€490 million for 2011). The decrease over the prior year, which was primarily attributable to lower volumes, was largely offset by benefits deriving from cost reduction measures. Trading margin was slightly up over the prior year at 5.3% (5.1% for 2011).

FPT Industrial

FPT Industrial reported trading profit of €142 million, compared with €107 million for 2011. Despite the contraction in volumes, there was a significant improvement in trading margin (+1.5 p.p. to 4.8%) resulting from efficiencies achieved during the year and the absence of the one-off costs recognized in 2011 in relation to production start-ups.

Report on Operations

83

REPORT ON OPERATIONS
FINANCIAL REVIEW – FIAT INDUSTRIAL GROUP

Operating profit/(loss)

Operating profit was €1,862 million for the year, an increase of €233 million over 2011 (€1,629 million). The €393 million increase in trading profit was partially offset by higher net unusual expenses (€217 million versus €57 million for 2011).

Net losses on disposals totaled €38 million for 2012 and relates to the sale of the 20% stake in Kobelco Construction Machinery Co., Ltd. For 2011, there was a net gain of €26 million, of which €25 million related to the accounting effects of the acquisition of the remaining 50% in the joint venture L&T - Case Equipment Private Limited.

Restructuring costs totaled €166 million, compared with €95 million in 2011. For both years, those costs mainly related to the Trucks and Commercial Vehicles sector. In 2011, restructuring costs recognized by Iveco were principally related to the closure of two bus assembly plants (one in Spain and the other in Italy). In 2012, those costs were essentially attributable to the reorganization of Iveco's manufacturing activities in Europe – specifically, concentration of heavy truck production at the plant in Madrid (which already produced heavy trucks) and termination of those activities in Ulm. At the same time, production of fire-fighting equipment at four other European plants, where it was the sole activity, was transferred to Ulm.

Other unusual expenses (net) of €13 million, mainly reflecting costs for the rationalization of strategic suppliers. In 2011, there was other unusual income of €12 million, mainly arising from the release to income of a provision for risks no longer existing in connection with a minor investee.

Following is a summary of the principal components of operating profit, by sector:

	Trading profit/(loss)		Gains/(losses) on disposal of investments		Restructuring costs		Other unusual income/(expenses)		Operating profit/(loss)	
(€ million)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Agricultural and Construction Equipment (CNH)	1,566	1,154	(38)	25	(1)	(2)	-	-	1,529	1,181
Trucks and Commercial Vehicles (Iveco)	469	490	-	2	167	95	(14)	11	288	408
FPT Industrial	142	107	-	-	-	2	-	1	142	106
Eliminations and Other	(98)	(65)	-	(1)	-	-	1	-	(97)	(66)
Total for the Group	**2,079**	**1,686**	**(38)**	**26**	**166**	**95**	**(13)**	**12**	**1,862**	**1,629**

Profit/(loss) for the year

Net financial expenses totaled €458 million, compared with €546 million for 2011. The improvement was primarily attributable to a reduction in funding costs and lower foreign exchange losses.

Result from investments totaled €81 million, slightly down from €86 million for 2011 mainly due to lower earnings for joint venture companies.

Profit before taxes was €1,485 million, compared with €1,169 million for 2011. The increase primarily reflects the €233 million improvement in operating profit and the €88 million decrease in net financial expenses.

Income taxes totaled €564 million (€468 million for 2011) and mainly related to taxable income of companies operating outside Italy. The effective tax rate of 38% (36% excluding current and deferred IRAP) was in line with expectations.

84

Net profit was €921 million, up 31% over the €701 million profit for 2011.

Profit attributable to owners of the parent was €810 million (€624 million for 2011).

Statement of Cash Flows

Following is a summary statement of cash flows and related comments. A complete statement of cash flows is provided in the Consolidated Financial Statements.

(€ million) 2012 2011

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR 5,639 3,686

B) CASH FROM/(USED IN) OPERATING ACTIVITIES 1,698 2,326

C) CASH FROM/(USED IN) INVESTING ACTIVITIES (2,974) (2,266)

D) CASH FROM/(USED IN) FINANCING ACTIVITIES 327 1,862

Currency translation differences (79) 31

E) NET CHANGE IN CASH AND CASH EQUIVALENTS (1,028) 1,953

F) CASH AND CASH EQUIVALENTS AT END OF THE YEAR 4,611 5,639

In 2012, operating activities generated €1,698 million in cash. Income-related cash inflows of €1,912 million (calculated as net profit plus amortization and depreciation, dividends, changes in provisions and items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) were partially offset by a €214 million increase in working capital (based on a comparable scope of operations and constant exchange rates).

Cash used in investing activities totaled €2,974 million.

Expenditure on tangible and intangible assets (including €533 million in capitalized development costs) totaled €1,349 million.

The increase in receivables from financing activities (accounting for cash absorption of €1,749 million) primarily related to higher levels of financing provided by CNH to both dealers and customers.

Financing activities generated €327 million in cash in 2012. The €584 million in cash proceeds from new bond issues and increased utilization of available credit lines were partially absorbed by €480 million in dividend payments and the repayment by Iveco Capital to Barclays Group of debt outstanding at December 31, 2011.

Statement of Financial Position for Fiat Industrial Group at December 31, 2012

At December 31, 2012, total assets amounted to €38,937 million, increasing €294 million from the €38,643 million figure at year-end 2011.

Non-current assets totaled €11,241 million, an increase of €549 million over year-end 2011, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets decreased €265 million to €27,671 million at year-end 2012. The decrease was primarily attributable to a €1,092 million reduction in liquidity and lower current tax receivables, which were partially offset by an increase in receivables from financing activities.

Receivables from financing activities totaled €15,237 million at December 31, 2012, representing an increase of €1,291 million over year-end 2011. Net of currency translation differences and write-downs, there was a €1,584 million increase principally relating to the increase in financing provided to CNH customers in the U.S., Iveco dealers in Europe and CNH dealers in the U.S. and Brazil.

Report on Operations

REPORT ON OPERATIONS

FINANCIAL REVIEW - FIAT INDUSTRIAL GROUP

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was a positive €875 million, representing a €76 million increase for the year.

(€ million) At December 31, 2012 At December 31, 2011 Change

Inventory (a) 4,673 4,723 (50)

Trade receivables 1,436 1,562 (126)

Trade payables (4,843) (5,052) 209

Net Current Taxes Receivable/(Payable) & Other Current Receivables/(Payables) (b) (391) (434) 43

Working capital 875 799 76

(a) Inventory is reported net of vehicles held for sale by Iveco that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement

(b) Other current payables, included under current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period

At December 31, 2012, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39 totaled €763 million (€980 million at December 31, 2011).

Working capital increased €214 million over the year (on a comparable scope of operations and at constant exchange rates), principally due to the slowdown in business activity for Iveco in Latin America and Europe.

At December 31, 2012, consolidated net debt totaled €15,994 million, up €1,445 million over the €14,549 million figure at December 31, 2011. Excluding positive currency translation differences of approximately €258 million, cash from operating activities was more than offset by increases in the loan portfolios of the financial services companies, as well as capital expenditure and dividend distributions during the year.

(€ million) At December 31, 2012 At December 31, 2011

Debt:

Asset-backed financing (9,708) (9,479)

Other debt (10,925) (10,738)

Total debt (20,633) (20,217)

Other financial assets (a) 121 118

Other financial liabilities (a) (97) (157)

Liquidity:

Current securities 4 68

Cash and cash equivalents 4,611 5,639

Net (Debt)/Cash (15,994) (14,549)

Industrial Activities (1,642) (1,239)

Financial Services (14,352) (13,310)

Cash, cash equivalents and current securities 4,615 5,707

Available credit lines 1,591 1,588

Total available liquidity 6,206 7,295

(a) Includes fair value of derivative financial instruments

Debt for the Group increased €416 million during 2012 (increase of €798 million at constant exchange rates), mainly reflecting an increase of €229 million in asset-backed financing and USD 750 million in new bond issues, increased utilization of available credit lines and new medium/long-term bank financing. Those increases were partially offset by the repayment by Iveco Capital to Barclays Group of debt outstanding at year-end 2011.

At December 31, 2012, liquidity totaled approximately €4.6 billion (down €1.1 billion over the €5.7 billion at year-end 2011). Total available liquidity (including €1.6 billion in undrawn committed facilities at year-end 2012 and 2011) decreased €1.1 billion to €6.2 billion, mainly as a result of cash utilization related to refinancing needs and portfolio growth for financial services, as well as capital expenditure and dividend payments. Cash flow from operations was partially offset by the increase in working capital.

Cash and cash equivalents included cash with a pre-determined use of €670 million (€728 million at December 31, 2011), primarily associated with servicing of securitization vehicles (included under asset-backed financing).

Industrial Activities and Financial Services 2012 Results

The following tables provide a breakdown of the consolidated statements of income, financial position and cash flows between “Industrial Activities” and “Financial Services”. Financial Services includes subsidiaries of CNH and Iveco engaged in retail and dealer finance, leasing and rental activities.

Prior to the end of 2011, Iveco Finance Holdings Limited (renamed Iveco Capital Limited during 2012), a joint venture between Iveco and Barclays, was accounted for under the equity method. As a result of the agreement for orderly termination of the joint venture signed in December 2011, the assets and liabilities of Iveco Finance Holdings Limited were consolidated on a line-by-line basis at December 31, 2011. As of January 1, 2012, the Group has also consolidated the company’s profit and loss on a line-by-line basis.

Basis of analysis

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core business activities carried out by each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method. To provide a more meaningful presentation of net profit, the results of investments accounted for in this manner are classified in the income statement under result from intersegment investments.

Report on Operations

REPORT ON OPERATIONS

FINANCIAL REVIEW – FIAT INDUSTRIAL GROUP

The holding companies (Fiat Industrial S.p.A. and Fiat Netherlands Holding N.V.) are included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that perform centralized treasury activities (i.e., raising funding in the market and financing Group companies). These activities do not, however, include the offer of financing to third parties.

Operating Performance by Activity

			2012			2011
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	25,785	24,682	1,508	24,289	23,291	1,307
Cost of sales	20,925	20,281	1,049	20,038	19,239	1,108
Selling, general and administrative costs	2,183	2,016	167	2,002	1,860	142
Research and development costs	560	560	-	505	505	-
Other income/(expenses)	(38)	(39)	1	(58)	(78)	20
TRADING PROFIT/(LOSS)	**2,079**	**1,786**	**293**	**1,686**	**1,609**	**77**
Gains/(losses) on disposal of investments	(38)	(38)	-	26	26	-
Restructuring costs	166	166	-	95	95	-
Other unusual income/(expenses)	(13)	(13)	-	12	12	-
OPERATING PROFIT/(LOSS)	**1,862**	**1,569**	**293**	**1,629**	**1,552**	**77**
Financial income/(expenses)	(458)	(458)	-	(546)	(546)	-
Result from investments (*)	81	71	10	86	85	1
PROFIT/(LOSS) BEFORE TAXES	**1,485**	**1,182**	**303**	**1,169**	**1,091**	**78**
Income taxes	564	438	126	468	389	79
PROFIT/(LOSS)	**921**	**744**	**177**	**701**	**702**	**(1)**
Result from intersegment investments	-	177	-	-	(1)	2
PROFIT/(LOSS)	**921**	**921**	**177**	**701**	**701**	**1**

(*) Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method

Industrial Activities

For 2012, **net revenues** for Industrial Activities were up 6.0% to €24,682 million, with the increase for CNH more than offsetting declines for Iveco and FPT Industrial. For CNH, revenues were up 16.6% (+7.6% in US dollar terms), primarily reflecting higher volumes, better pricing and a more favorable product mix for the Agricultural Equipment business. Construction Equipment sales grew at a slower pace (declining in US dollar terms), as a result of the difficult trading conditions. Iveco reported a 7.5% decrease in revenues, with deliveries down as a result of further deterioration in economic conditions in several major European markets and weaker demand in Latin America. For FPT Industrial, revenues were down 8.9% on the back of lower demand for diesel engines for on-road applications.

Trading profit for Industrial Activities totaled €1,786 million, increasing €177 million over the €1,609 million figure for 2011. The improvement in trading performance reflects higher revenues for CNH and the improved result for FPT Industrial driven by industrial efficiencies. By contrast, Iveco reported a drop in trading profit, with the impact of lower volumes only partially offset by efficiency gains.

Operating Profit came in at €1,569 million for the year, compared with €1,552 million for 2011. The €177 million increase in trading profit was partially offset by a €160 million increase in net unusual expenses, relating primarily to restructuring costs for Iveco and net losses on disposal of investments (compared with a net gain for 2011) resulting from termination of CNH's strategic alliance with Kobelco.

88

Financial Services

Net revenues for Financial Services totaled €1,508 million for 2012, a 15.4% increase over 2011 attributable to the change in scope of consolidation for Iveco’s Financial Services.

(€ million) 2012 2011 % change

Agricultural and Construction Equipment (CNH) 1,197 1,170 2.3

Trucks and Commercial Vehicles (Iveco) 311 137 127.0

Total 1,508 1,307 15.4

CNH Financial Services reported revenues of €1,197 million, up 2.3% over 2011 (-5.6% in US dollar terms). The increase in the average value of the managed portfolio, driven by higher volumes for Industrial Activities, was offset by a reduction in interest income reflecting a general reduction in market rates of interest.

Iveco’s Financial Services activities posted revenues of €311 million, with the year-over-year increase also reflecting the line-by-line consolidation of Iveco Capital Limited, as described at the beginning of the section. On a like-for-like basis, revenues were down 13% over 2011, primarily due to the lower average value of the managed portfolio in Eastern Europe.

Trading profit for Financial Services totaled €293 million, compared to €77 million in 2011.

(€ million) 2012 2011 Change

Agricultural and Construction Equipment (CNH) 330 227 103

Trucks and Commercial Vehicles (Iveco) (37) (151) 114

Eliminations and Other - 1 -1

Total 293 77 216

For CNH’s Financial Services, trading profit was €330 million, up €103 million over the prior year due to the increase in the average portfolio, lower SG&A expenses and lower bad debt provisions. Those improvements were partially offset by lower margins.

Iveco’s Financial Services business reported a trading loss of €37 million improving significantly over the €151 million loss in 2011 due to lower credit loss provisions, as well as a reduction in losses for Central and Eastern Europe and for the rental business in Spain. Consolidation of Iveco Capital Limited contributed a loss of €2 million.

Report on Operations

REPORT ON OPERATIONS
FINANCIAL REVIEW – FIAT INDUSTRIAL GROUP

Statement of Financial Position by Activity

	At December 31, 2012			At December 31, 2011		
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets	4,174	4,056	118	3,909	3,794	115
Property, plant and equipment	4,572	4,569	3	4,177	4,174	3
Investments and other financial assets	531	2,371	88	666	2,247	70
Leased assets	622	27	595	558	33	525
Defined benefit plan assets	256	249	7	215	209	6
Deferred tax assets	1,086	950	136	1,167	1,022	145
Total non-current assets	**11,241**	**12,222**	**947**	10,692	11,479	864
Inventory	4,843	4,755	88	4,865	4,774	91
Trade receivables	1,436	1,381	119	1,562	1,467	222
Receivables from financing activities	15,237	4,702	16,331	13,946	3,235	15,220
Current taxes receivable	302	293	9	685	627	58
Other current assets	1,117	837	596	1,053	860	409
Current financial assets	125	121	6	186	117	71
Current securities	4	-	4	68	-	68
Other financial assets	121	121	2	118	117	3
Cash and cash equivalents	4,611	2,948	1,663	5,639	4,236	1,403
Total current assets	**27,671**	**15,037**	**18,812**	27,936	15,316	17,474
Assets held for sale	25	8	17	15	8	7
TOTAL ASSETS	**38,937**	**27,267**	**19,776**	38,643	26,803	18,345
Equity	**5,722**	**5,722**	**1,929**	5,411	5,411	1,651
Provisions:	4,589	4,542	47	4,540	4,497	43
Employee benefits	1,941	1,919	22	2,070	2,047	23
Other provisions	2,648	2,623	25	2,470	2,450	20
Debt	20,633	9,238	17,191	20,217	8,637	16,089
Asset-backed financing	9,708	149	9,597	9,479	215	9,424
Other debt	10,925	9,089	7,594	10,738	8,422	6,665
Other financial liabilities	97	78	21	157	140	19
Trade payables	4,843	4,730	179	5,052	5,004	177
Current taxes payable	217	167	50	660	599	61
Deferred tax liabilities	170	110	60	111	58	53
Other current liabilities	2,666	2,680	299	2,495	2,457	252
Liabilities held for sale	-	-	-	-	-	-
Total liabilities	**33,251**	**21,545**	**17,847**	33,232	21,392	16,694
TOTAL EQUITY AND LIABILITIES	**38,937**	**27,267**	**19,776**	38,643	26,803	18,345

90

Net Debt by Activity at December 31, 2012

(€ million)		At December 31, 2012			At December 31, 2011		
		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt		(20,633)	(9,238)	(17,191)	(20,217)	(8,637)	(16,089)
Asset-backed financing		(9,708)	(149)	(9,597)	(9,479)	(215)	(9,424)
Other debt		(10,925)	(9,089)	(7,594)	(10,738)	(8,422)	(6,665)
Intersegment financial receivables		-	4,605	1,191	-	3,185	1,324
Debt, net of intersegment balances		**(20,633)**	**(4,633)**	**(16,000)**	(20,217)	(5,452)	(14,765)
Other financial assets	(a)	121	121	2	118	117	3
Other financial liabilities	(a)	(97)	(78)	(21)	(157)	(140)	(19)
Liquidity:							
Current securities		4	-	4	68	-	68
Cash and cash equivalents		4,611	2,948	1,663	5,639	4,236	1,403
Net (Debt)/Cash		**(15,994)**	**(1,642)**	**(14,352)**	(14,549)	(1,239)	(13,310)

(a) Includes fair value of derivative financial instruments

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables).

Intersegment financial receivables for Financial Services companies, on the other hand, represent loans or advances to industrial companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash deposited temporarily with the central treasury.

Net debt for the **Financial Services** companies at December 31, 2012 was €1,042 million higher than year-end 2011. That increase mainly reflects the increase in the lending portfolio (€1,706 million), partially compensated by cash from operating activities (€282 million) and positive currency translation differences (€230 million).

Report on Operations

91

REPORT ON OPERATIONS

FINANCIAL REVIEW - FIAT INDUSTRIAL GROUP

Change in Net Industrial Debt

(€ million) 2012 2011

Net Industrial (Debt)/Cash at the beginning of the year (1,239) (1,900)

Profit/(loss) for the year 921 701

Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out) 716 664

Change in provisions for risks and charges and similar 123 350

Cash from/(used in) operating activities during the year before change in working capital 1,760 1,715

Change in working capital (291) 346

Cash from/(used in) operating activities 1,469 2,061

Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and leased out) (1,344) (991)

Cash from/(used in) operating activities, net of capital expenditures 125 1,070

Change in consolidation scope and other changes (86) (400)

Net industrial cash flow 39 670

Capital increases, dividends, purchase of ownership interests in subsidiaries (470) (9)

Currency translation differences 28 -

Change in net industrial debt (403) 661

Net Industrial (Debt)/Cash at the end of the year (1,642) (1,239)

During 2012, net industrial debt increased €403 million to €1,642 million.

The €1,760 million in cash generated by operating activities (before changes in working capital) was more than offset by investments in fixed assets (€1,344 million), working capital absorption (€291 million), and dividend payment.

Statement of Cash Flows by Activity

(€ million)		2012 Consolidated	2012 Industrial Activities	2012 Financial Services	2011 Consolidated	2011 Industrial Activities	2011 Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**5,639**	**4,236**	**1,403**	3,686	2,500	1,186
B) CASH FROM/(USED IN) OPERATING ACTIVITIES:							
Profit/(loss) for the year		921	921	177	701	701	1
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)		719	716	3	666	664	2
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		222	(114)	159	262	(38)	299
Dividends received		80	127	6	57	116	5
Change in provisions		73	68	5	178	178	-
Change in deferred taxes		103	95	8	101	82	19
Changes relating to buy-back commitments	(a)	(117)	(51)	(66)	40	20	18
Changes relating to operating leases	(b)	(89)	(2)	(87)	(12)	(8)	(4)
Change in working capital		(214)	(291)	77	333	346	(11)
TOTAL		**1,698**	**1,469**	**282**	2,326	2,061	329
C) CASH FROM/(USED IN) INVESTING ACTIVITIES:							
Investments in:							
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)		(1,349)	(1,344)	(5)	(993)	(991)	(2)
Subsidiaries and other equity investments		(4)	(210)	-	(104)	(289)	30
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		76	77	30	11	11	-
Net change in receivables from financing activities		(1,749)	(43)	(1,706)	(1,152)	(58)	(1,094)
Change in other current securities		61	-	61	(47)	-	(47)
Other changes		(9)	(1,603)	1,594	19	162	(143)
TOTAL		**(2,974)**	**(3,123)**	**(26)**	(2,266)	(1,165)	(1,256)
D) CASH FROM/(USED IN) FINANCING ACTIVITIES:							
Net change in debt and other financial assets/liabilities		797	880	(83)	1,871	853	1,018
Increase in share capital		10	10	175	-	-	155
Dividends paid		(480)	(480)	(53)	(8)	(8)	(64)
(Purchase)/sale of ownership interests in subsidiaries		-	-	-	(1)	(1)	-
TOTAL		**327**	**410**	**39**	1,862	844	1,109
Currency translation differences		(79)	(44)	(35)	31	(4)	35
E) NET CHANGE IN CASH AND CASH EQUIVALENTS		**(1,028)**	**(1,288)**	**260**	1,953	1,736	217
F) CASH AND CASH EQUIVALENTS AT END OF YEAR		**4,611**	**2,948**	**1,663**	5,639	4,236	1,403

(a) Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle

(b) Cash from operating leases is stated in a separate line item, which also includes investments, depreciation, write-downs and changes in inventory

Report on Operations

93

REPORT ON OPERATIONS

FINANCIAL REVIEW - FIAT INDUSTRIAL GROUP

Industrial Activities

For 2012, Industrial Activities absorbed cash and cash equivalents totaling €1,288 million. Specifically:

Operating activities generated €1,469 million in cash. Net profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions, deferred taxes, items related to vehicles sold under buy-back commitments or leased out and dividends received totaling €1,760 million was partially offset by an increase in working capital of €291 million (on a comparable scope of operations and at constant exchange rates).

Investing activities absorbed a total of €3,123 million in cash, primarily related to investments in fixed assets and equity interests (€1,344 million), as well as changes in financial receivables from/debt payable to the Group’s financial services companies (included under other changes).

Financing activities generated cash of €410 million, essentially through increased utilization of available credit lines and new medium/long-term bank financing, partially offset by the distribution of €480 million in dividends.

Financial Services

At December 31, 2012, cash and cash equivalents for Financial Services totaled €1,663 million, up €260 million over December 31, 2011.

Changes in cash were attributable to:

Operating activities, which generated €282 million in cash, principally from income-related cash inflows.

Investing activities (including changes in financial receivables from/debt payable to the Group’s industrial companies), which absorbed €26 million in cash, with a €1,706 million increase in the loan portfolio being substantially offset by the net change in amounts due from industrial companies in the Group.

Financing activities, which generated a total of €39 million, with proceeds from new bond issues (totaling €584 million) partially compensated by the repayment by Iveco Capital to Barclays Group of debt outstanding at year-end 2011.

Report on Operations

REPORT ON OPERATIONS

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

INTRODUCTION

Fiat Industrial Group adheres to the Corporate Governance Code for Italian Listed Companies issued in March 2006 (and amended in 2010 and 2011) and adopted by Borsa Italiana (the “Corporate Governance Code” or “Code”), with additions and amendments that take account of the specific characteristics of the Group, as indicated below.

In accordance with regulatory requirements, the Annual Report on Corporate Governance provides a general description of the Group’s corporate governance system together with information on ownership structure and adherence to the Corporate Governance Code, including key governance practices and the principal characteristics of the system of internal control and risk management including with reference to financial reporting. The Report, available in the Corporate Governance section of the Group website (www.fiatindustrial.com), is divided into four sections: the first contains a description of the governance structure; the second gives information on the capital structure and shareholders; the third provides an analysis of implementation of specific recommendations of the Corporate Governance Code and describes the principal characteristics of the system of internal control and risk management including with reference to financial reporting, in addition to the main governance practices adopted; and the fourth includes tables summarizing Fiat Industrial’s ownership and board structure, a side-by-side comparison illustrating how Fiat Industrial has applied the principles and criteria of the Code, as well as the principal corporate governance related documents.

The Corporate Governance Code for Italian Listed Companies is available on the website of Borsa Italiana S.p.A.

DIRECTION AND COORDINATION

Fiat Industrial S.p.A. is not subject to the direction and coordination of any other company or entity and has full independence in setting strategic and operating guidelines. Fiat Industrial’s direct and indirect subsidiaries in Italy have, with a few specific exceptions, named Fiat Industrial as the entity which, pursuant to Article 2497-bis of the Civil Code, exercises direction and coordination over them. That activity consists in: setting general strategic and operating guidelines for the Group through definition and updating of the internal control and risk management system, corporate governance model and corporate structure; establishment of a group-wide Code of Conduct; and definition of policies for the management of personnel, financial resources and external communications. Group coordination also encompasses group finance, internal audit and legal services, as well as centralized cash management through specialized treasury companies.

Direction and coordination at group level enables subsidiaries, which retain full management and operating autonomy, to realize economies of scale by availing themselves of professional and specialized services with improving levels of quality and to concentrate their resources on management of their core business.

BOARD OF DIRECTORS

The By-laws establish that the Board of Directors may be composed of between nine and fifteen members. At the General Meeting held on April 5, 2012, Shareholders elected eleven Board members whose term of office expires on the date of the General Meeting called for approval of the 2014 financial statements. The Board of Directors was elected using the voting list system, which gave minority shareholders the opportunity to elect a member.

The minimum equity interest required for submission of a list of candidates is established by Consob and is based on a company’s average market capitalization for the fourth quarter of the previous year (below €15 billion, the minimum is 1%).

Article 11 of the By-laws stipulates that no individual 75 years of age or more may be appointed as a director. In addition, directors are also subject to the provisions of law relating to ineligibility and termination and they may be re-elected.

Each list must indicate at least one candidate that satisfies the legal requirements of independence, in addition to the requirements of the Corporate Governance Code adhered to by the Company.

Law 120 of July 12, 2011 introduced the principle of adequate gender diversity on the boards of directors and statutory auditors of listed companies. In particular, Law 120, including through the provisions of Articles 147-ter 1-ter and 148 1-bis introduced to Legislative Decree 58/1998, imposes the requirement that for the first election of the boards of directors and statutory auditors after August 12, 2012, there be at least one-fifth representation of each gender and that, for the two subsequent terms of office, there be at least one-third representation of each.

In implementation of the regulatory authority conferred by the above articles, on February 8, 2012 Consob issued Resolution 18098 amending the Issuer Regulations to include Article 144-undecies that introduces, inter alia, the requirement for listed companies to include provisions in their by-laws establishing procedures for the formation of lists of candidates for elections and for the substitution of directors and statutory auditors leaving office during a term that ensure adequate gender diversity as defined above.

As stated, the new regulations apply to elections of directors and statutory auditors occurring subsequent to August 12, 2012.

Given that the amendments were necessary to comply with new legal requirements concerning gender diversity for the Boards of Directors and Statutory Auditors, on the basis of the powers attributed to it under Article 15 of the By-laws, the Board of Directors voted to approve those amendments on January 31, 2013.

Under Article 16 of the By-laws, all directors with executive responsibilities are vested, separately and individually, with the power to represent the Company and, under Article 12, the Vice Chairman (where appointed) serves as acting Chairman if the latter is absent or unable to carry out his duties. For the first one-year mandate and following the subsequent election of the new Board, the Board of Directors adopted a model for delegation under which the Chairman is vested with all appropriate powers and authority to act on behalf of the Company, except where reserved by law or the Company’s internal procedures for the Board of Directors itself. The Board has retained sole authority for approval of significant transactions.

The Board of Directors is composed of a majority of independent directors (8 out of 11), whose presence ensures that (i) strategic decisions and financial decisions of major significance are taken with a broad consensus and that (ii) an effective governance model is in place.

The contribution of independent directors is also fundamental to the composition and performance of committees whose role is to undertake a preliminary examination of many issues addressed by the Board, as well as performing an essential advisory role with respect to the roles and responsibilities established in their respective charters.

From an operational perspective, the Chairman is supported by the Group Executive Council (GEC), a decision-making body led by the Chairman and composed, until mid-November 2012, of the heads of the operating sectors and of certain central functions who are invited to attend all meetings of the Board of Directors. Consistent with the objective of enhancing the operational integration of Fiat Industrial and CNH, a new Group Executive Council was formed in November 2012 which is composed of 4 main groupings: regional operations, brands, industrial processes, and support/corporate functions. Finally, the Group’s corporate governance model is predicated on the broad delegation of powers to the head of the individual operating regions (EMEA, NAFTA, LATAM and APAC).

Report on Operations

REPORT ON OPERATIONS

CORPORATE GOVERNANCE

In relation to the adoption of procedures for transactions with related parties pursuant to Article 2391-bis of the Civil Code and Consob Regulation 17221/2010, given the importance the Regulation places on the opinion expressed by independent directors, in 2010 the Company elected to defer adoption until the independent directors had taken office following the demerger. The objective was to ensure active participation of the independent directors in approval of the procedures.

On April 21, 2011, and with effect from the following date, the Board of Directors adopted the “Procedures for Transactions with Related Parties” (the “Procedures”) to ensure full transparency and substantial and procedural fairness in transactions with related parties, as defined under IAS 24.

The Procedures define “significant transactions”, which require the prior approval of the Board and must be publicly disclosed in the form of an information document. Before giving its approval, the Board must seek the binding opinion of the Internal Control and Risk Committee, which has responsibility for related-party transactions with the exception of matters relating to compensation (for which the Compensation Committee is responsible).

Other transactions, except those falling within the residual category of minor transactions i.e., transactions less than €200,000 in value or, for transactions with legal entities having consolidated annual revenues in excess of €200 million only, transactions less than €10 million in value are defined as “non-significant” and may be entered into with the prior non-binding opinion of the above committee.

The Procedures also establish exemptions, including: transactions taking place in the ordinary course of business and entered into at standard or market terms; transactions with or between subsidiaries and transactions with associates, provided that no other parties related to the Company have a significant interest; and transactions of minor value.

The task of implementing the Procedures and disseminating them to Group companies is assigned to the manager responsible for the Company’s financial reporting, who must also ensure coordination with the administrative and accounting procedures required under Article 154-bis of Legislative Decree 58/98. On April 21, 2011, the Board also approved the “Guidelines for Significant Transactions”, under which transactions having a significant impact on the Company’s earnings and financial position are subject to prior examination and approval by the Board.

As such, the powers conferred on the executive director specifically exclude decisions relating to significant transactions that, in and of themselves, require that the Company publish prospectuses or information documents in accordance with specific requirements established by regulatory authorities.

Prior to the Company undertaking a significant transaction, the executive directors are to provide the Board a summary report on their analysis of the strategic compatibility, economic feasibility and expected return.

Pursuant to Article 12 of the By-laws, the Board of Directors, in consultation with the Statutory Auditors, is to appoint one or more managers responsible for the Company’s financial reporting. If more than one individual is appointed, they shall have joint responsibility. It is a requirement that the individual(s) appointed have several years of accounting and financial experience within a large company. In implementation of that provision, on January 31, 2013 the Board of Directors appointed the Chief Financial Officer as the manager responsible for the Company’s financial reporting.

At December 31, 2012, the Board of Directors was composed of one executive director and ten non-executive directors (i.e., without specific authorities or executive responsibilities within the Company or Group). Eight of the directors qualified as independent on the basis of the requirements of the Corporate Governance Code and also met the independence requirements established in Legislative Decree 58/98, as well as the independence requirements set out by the Board of Directors (at the proposal of the Nominating, Corporate Governance and Sustainability Committee) in its report to Shareholders on the election, on April 5, 2012, of the Board of Directors for the period 2012-2014.

The Chairman is an executive director. He also serves as Chairman of the principal subsidiaries (CNH Global N.V., Iveco S.p.A. and FPT Industrial S.p.A.), but has no operational powers with regard to those companies.

An adequate number of independent directors is an essential element in the Group’s corporate governance which ensures that the interests of shareholders and third parties are protected. The contribution of independent directors is also fundamental to the composition and performance of committees whose role is to undertake a preliminary examination of many issues addressed by the Board, as well as performing an essential advisory role with respect to the roles and responsibilities established in their respective charters.

The independence of directors is assessed annually. Additionally, any time a circumstance arises that could potentially compromise a director’s independence, the director concerned is required to report the situation in writing. The results of the annual assessment are duly communicated to the market. On February 1, 2012, the Board of Directors determined that the existing six independent directors continued to satisfy the independence requirements established in the Corporate Governance Code.

At the meeting convened on April 5, 2012, following the Annual General Meeting at which the new Board of Directors was elected for the 2012-2014 period, the Board confirmed that eight of the directors (A. Bombassei, M.P. Grieco, R. Liberatore, L. Milone, G. Perissinotto, G. Tabellini, J. Tammenoms Bakker and J. Zhao) met the criteria for independence established in the Corporate Governance Code and Legislative Decree 58/98. The Statutory Auditors determined that the criteria and procedures for verifying the independence of Directors were correctly applied.

On February 21, 2013, the Board of Directors, on the basis of proposals formulated by the Compensation Committee, approved the general compensation policy for executive directors, directors with specific responsibilities and executives with strategic responsibilities for 2013.

Some directors also hold positions at other listed companies or companies of significant interest. Excluding the positions held by the executive director within Fiat Industrial Group, the most significant are as follows:

Alberto Bombassei: Chairman of Brembo S.p.A., Director of Atlantia S.p.A., Italcementi S.p.A., Nuovo Trasporto Viaggiatori S.p.A. and Pirelli & C. S.p.A.

Gianni Coda: Member of the Advisory Board of Fiat Automoveis S.A. (FIASA), Director of Tofas Türk Otomobil Fabrikasi A.S .

John Elkann: Chairman and General Partner of Giovanni Agnelli & C. S.a.p.Az., Chairman and CEO of EXOR S.p.A., Chairman of Fiat S.p.A. and Editrice La Stampa S.p.A., Director of Gruppo Banca Leonardo S.p.A., The Economist Group and SGS S.A.

Maria Patrizia Grieco: Chairman and Chief Executive Officer of Olivetti S.p.A.

Robert Liberatore: Senior Transatlantic Fellow of The German Marshall Fund, Chairman of the Faith and Politics Institute, Director of the Atlantic Council, National Democratic Institute and Federal City Council, Senior Adviser at Boston Consulting Group

Sergio Marchionne: Chairman and CEO of Chrysler Group LLC, CEO of Fiat S.p.A., Chairman of SGS S.A., Chairman and CEO of Fiat Group Automobiles S.p.A., Director of EXOR S.p.A. and Philip Morris International Inc.

Libero Milone: Director of Poltrona Frau S.p.A., Falck Renewables S.p.A. and Tofas Türk Otomobil Fabrikasi A.S .

Giovanni Perissinotto: Director of Hera S.p.A.

Guido Tabellini: Director of CIR S.p.A.

Jacqueline Tammenoms Bakker: Director of Tesco PLC, Vivendi S.A. and the Van Leer Group Foundation

John Zhao: CEO and General Manager of Hony Capital Limited, Director and Senior Vice President of Legend Holdings Limited, Chairman of Beijing Hony Future Investment Advisor Ltd., Executive Director of China Pharmaceutical Group Limited

Report on Operations

REPORT ON OPERATIONS

CORPORATE GOVERNANCE

BOARD COMMITTEES

On September 27, 2010, the Board of Directors instituted the Internal Control Committee and the Nominating and Compensation Committee.
On March 10, 2011, the Board of Directors changed the name of the Nominating and Compensation Committee to the Nominating, Compensation and Sustainability Committee.

In consideration of the significant role of the Committees, on April 5, 2012, the Board of Directors decided to separate the functions of the Nominating, Compensation and Sustainability Committee (renamed Nominating, Corporate Governance and Sustainability Committee) and establish a new and distinct Compensation Committee. On October 31, 2012, in implementation of the most recent recommendations of the Corporate Governance Code, the Board of Directors redefined the role of the Internal Control Committee and also renamed it Internal Control and Risk Committee.

INTERNAL CONTROL SYSTEM

In 2010, Fiat Industrial adopted a corporate governance model (including mechanisms for implementation and a system of internal controls), which, in addition to ensuring compliance with legal and regulatory requirements in Italy, is also substantially in line with international best practice for groups of a similar scale and leverages on the systems and practices in place for Fiat Group - particularly those already adopted by companies that subsequently became part of Fiat Industrial Group.

In 2012, the Board revised the “Guidelines for the System of Internal Control and Risk Management”, including adoption of changes introduced by the Corporate Governance Code in 2011.

The System of Internal Control and Risk Management, based on the model provided by the COSO Report and the principles of the Corporate Governance Code, consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which the Company is exposed. The system is integrated within the organizational and corporate governance framework adopted by the Company, and contributes to the protection of corporate assets, as well as ensuring the efficiency and effectiveness of business processes, reliability of financial information and compliance with laws and regulations, as well as the By-laws and internal procedures.

The system, which has been developed on the basis of national and international best practice, consists of the following 3 levels of control:

Level 1: operating areas, which identify and assess risk and establish specific actions for management of that risk Level 2: central functions with responsibility for risk control, which define methodologies and instruments for managing risk and monitor that risk

Level 3: internal audit, which conducts independent evaluations of the System in its entirety. The head of Internal Audit is also assigned the role of Compliance Officer pursuant to Article 150 of Legislative Decree 58/98

The Guidelines for the System of Internal Control and Risk Management provide a detailed description of the duties and responsibilities of the principal individuals and entities involved and set out the procedures for their coordination in order to ensure the effectiveness and efficiency of the system and reduce potential duplication of activities.

Fiat Industrial has put in place a system of risk management and internal control over financial reporting based on the model provided in the COSO Report, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to financial reporting, the reliability, accuracy, completeness and timeliness of the information itself contributes to ensuring those corporate objectives are achieved. Risk management constitutes an integral part of the internal control system. The periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework model (control environment, risk assessment, control activities, information and communication, monitoring) in achieving those objectives. The principal characteristics of the system of risk management and internal control over financial reporting are provided in the Annual Report on Corporate Governance.

Public disclosure of periodic financial results, including via the internet, is done strictly in accordance with applicable legal and regulatory requirements, as well as the Company’s own policies and procedures.

The Code of Conduct, adopted in 2010, and the Compliance Program (ex Legislative Decree 231/2001) are an integral part of the Internal Control System. The Code of Conduct contains the business ethics principles to which the Company adheres and which directors, statutory auditors, employees, consultants and partners are required to observe. The Code of Conduct has been adopted by all Group companies worldwide and incorporates specific guidelines related to the Environment, Health and Safety, Business Ethics and Anti-Corruption, Suppliers, Management of Human Resources and the Respect of Human Rights. Furthermore, the Code of Conduct is distributed to all employees in accordance with local legal and regulatory requirements. Consultants and partners are also informed of the Group’s adherence to the Code either through direct notification or, when entering into contract agreements, through inclusion of specific clauses making reference to the principles contained in the Code.

On February 1, 2012, the Board of Directors, at the proposal of the Internal Control and Risk Committee, ratified amendments to the Guidelines for Adoption and Revision of the Compliance Program by Group companies in Italy (the “Guidelines”) and approved the revised Compliance Program (pursuant to Legislative Decree 231/2001). Both documents were updated to better reflect changes in the Company’s operating activities, as well as the new environmental offenses introduced by Legislative Decree 121/2011.

In February 2013, the Compliance Program Supervisory Body - having consulted with the Internal Control and Risk Committee - revised the Guidelines to incorporate new categories of offenses introduced to Legislative Decree 231/2001. In particular, Legislative Decree 109/2012 introduced the offense of employing foreign nationals residing illegally in Italy to Article 25-duodecies and Law 190/2012 introduced the offense of being induced to give a bribe to Article 25 and the offense of bribery between private individuals to Article 25-ter.

For 2012, the Compliance Program Supervisory Body was a single individual operating on the basis of a specific supervisory program, who reported to the Boards of Directors and Statutory Auditors (including through the Internal Control and Risk Committee).

In application of the Compliance Program and the Code of Conduct, the Whistleblowing Procedures were adopted for the management of reports and claims filed by persons inside and outside the Company in relation to suspected or presumed violations of the code of conduct, fraud involving company assets or financial reporting, oppressive behavior towards employees or third parties, reports or claims regarding accounting, internal accounting controls and independent audits.

The purpose of the Procedures for the Engagement of Audit Firms is to regulate the engagement, by Fiat Industrial and its subsidiaries, of audit firms and other related parties in order to ensure the independence of firms engaged to audit the financial statements. In this context, “related parties” are considered companies or professional firms that maintain an ongoing relationship with the independent auditors (i.e., the network). The procedures make a distinction between audit services, audit-related services, and non-audit services and, for each category, they establish the scope of engagements, procedures for approval, and obligations relating to internal reporting of costs.

In application of the requirements of Articles 36 and 39 of Consob’s Market Rules, having established the scope of application of that regulation within the Group, Fiat Industrial has determined that the accounting and reporting systems are adequate for public disclosure of certain accounting information upon which the consolidated financial statements are based (as required by the above regulation), as well as providing management and the independent auditors of the Parent Company with the information used for preparation of the consolidated financial statements. Similarly, information flows to the independent auditor of the Parent Company - in place at various levels in the chain of corporate control, continuous throughout the entire financial year and instrumental for the auditing of the Parent Company’s interim and annual accounts - was found to be effective. Finally, Fiat Industrial receives regular information on the composition of corporate bodies within subsidiaries along with information on the positions held by each member and is responsible for maintaining centralized records of

Report on Operations

REPORT ON CORPORATE

OPERATIONS GOVERNANCE

formal documentation relating to the by-laws and delegation of powers to the members of the corporate bodies, in addition to keeping them properly updated. During the year, no companies incorporated under the laws of a non-EU member State were acquired which, on an individual basis, are significant for the purposes of the aforementioned Regulation.

BOARD OF STATUTORY AUDITORS

In accordance with Article 17 of the By-laws, the Board of Statutory Auditors is composed of three regular auditors and three alternates, all of whom must be entered in the Register of Auditors and have at least three years of experience as a statutory account auditor. They may, within the legal limit, also hold other positions as director or statutory auditor.

In accordance with Legislative Decree 58/98, Article 17 of the By-laws establishes the right for appropriately constituted minority groups to appoint one regular auditor, who serves as Chairman, and one alternate. The By-laws also establish that the minimum equity interest required for submission of a list of candidates for elections of the Statutory Auditors may not be lower than the percentage required by law for elections of the Board of Directors.

For lists containing three or more candidates in total, the first two candidates for regular auditor must be of different genders to ensure that the composition of the Board of Statutory Auditors meets the legal requirements for gender diversity. Similarly, if the list contains two or more candidates for alternate auditor, the first two candidates appearing in the relevant section of the list must be of different genders.

Where two or more lists receive the same number of votes, candidates from the list representing the greatest number of shares or, if equal, the list representing the greatest number of shareholders, is elected. The lists, together with documentation required by law and the Company By-laws, must be placed on record at the Company’s registered office at least 25 days prior to the date of the meeting, in accordance with the applicable regulations.

If, at the deadline, only one list has been submitted or the lists have been submitted by shareholders that are related, as defined by law, the deadline for presentation of lists is extended by an additional 3 days and the minimum shareholding required for submission is reduced to half the initial percentage. The notice calling the meeting must also provide for at least one method of submitting lists remotely, which enables identification of the shareholders making the submission.

If no minority list is presented by the original deadline, notice to that effect must be published together with details of the extended deadline and the reduced minimum percentage shareholding required for submission, in accordance with the legal requirement.

The statutory auditors are elected as follows:

1. two regular auditors and two alternate auditors are elected from the list that has obtained the highest number of votes from Shareholders, on the basis of the numerical order in which they appear in each section of the list

2. in compliance with the provisions of law, the remaining regular auditor and the other alternate auditor are elected from the list obtaining the second highest number of votes, on the basis of the numerical order in which they appear in each section of the list. Where two or more lists receive the same number of votes, candidates from the list representing the greatest number of shares or, if equal, the list representing the greatest number of shareholders, is elected The chairmanship of the Board of Statutory Auditors will go to the first candidate from the list obtaining the second highest number of votes as determined under point 2 above.

The above voting procedure will be utilized for the first time at the General Meeting of Shareholders called for approval of the 2012 financial statements.

The Statutory Auditors are: Chairman - Paolo Piccatti; regular auditors - Valter Cantino and Lucio Pasquini; alternate auditors - Riccardo Rota, Vittorio Sansonetti and Giorgio Cavalitto. The three regular auditors, together with the alternates Riccardo Rota and Vittorio Sansonetti were appointed at the time of the Company’s incorporation. Giorgio Cavalitto, an alternate auditor, was elected by Shareholders on December 6, 2010 and took office on the effective date of the Demerger. The current term of the Board of Statutory Auditors and the three alternate auditors expires on the date of the General Meeting called for approval of the 2012 financial statements.

Following is a list of the most significant positions held by the members of the Board of Statutory Auditors. Paolo Piccatti: Chairman of the Board of Statutory Auditors at Fiat Group Automobiles S.p.A., Fiat Partecipazioni S.p.A., FPT Industrial S.p.A., Juventus F.C. S.p.A., Banca Sella S.p.A., Società Petrolifera Italiana S.p.A., and regular auditor of EXOR S.p.A., Giovanni Agnelli & C. S.a.p.az., Iveco S.p.A. and Banca Sella Holding S.p.A. Valter Cantino: Independent Director at Società Italiana di Revisione e Fiduciaria - S.I.RE.F. S.p.A., Chairman of the Board of Auditors at Fondazione Torino Wireless and regular auditor of FGA Capital S.p.A. Lucio Pasquini: Chairman of the Board of Statutory Auditors at Burgo Energia S.p.A., 2 A S.p.A., Cofincaf S.p.A., Elettrogruppo Zerouno S.p.A., Ercom S.p.A., Gever S.p.A., PKP Gruppo Finanziario S.p.A. and regular auditor of Burgo Distribuzione S.r.l., Finlav S.p.A., Gruppo Banca Leonardo S.p.A., Lavazza Coffee Shops S.r.l., Schneider Electric S.p.A. and Comecart S.p.A.

ANNUAL REPORT ON CORPORATE GOVERNANCE

FIAT

Web > http://bit.ly/12LcvDH

QR Code >

Report on Operations

REPORT ON TRANSACTIONS

OPERATIONS BETWEEN

GROUP COMPANIES

AND WITH

RELATED PARTIES

TRANSACTIONS BETWEEN GROUP COMPANIES AND WITH RELATED PARTIES

During the period, there were no transactions, including intragroup, with related parties which qualified as unusual or atypical. Any related-party transactions formed part of the normal business activities of companies in the Group. Such transactions are concluded at standard market terms for the nature of goods and/or services offered.

Information on transactions with related parties, including specific disclosures required by the Consob Communication of July 28, 2006, is provided in Note 35 to the Consolidated Financial Statements and Note 24 to the Statutory Financial Statements.

**********

As part of the requirements of Legislative Decree 196/03 (the Italian data protection act), several activities, including specific audits, were performed to evaluate the system of data protection for information held by Group companies subject to this law. These activities confirmed that legislative requirements relating to the protection of personal data processed by Group companies had been substantially complied with, including preparation of the Security Planning Document.

SUBSEQUENT REPORT ON EVENTS OPERATIONS AND OUTLOOK

SUBSEQUENT EVENTS AND OUTLOOK

SUBSEQUENT EVENTS

On February 7, 2013, Fiat Industrial S.p.A. completed renewal of a 3-year 2 billion committed revolving credit facility with a group of 21 banks. The facility is available for general corporate purposes and working capital requirements. It replaces the 3-year 2 billion facility originally signed in December 2010.

OUTLOOK

On the back of the Group’s performance to date and expectations of continuing strong trading conditions across all sectors, especially CNH, Fiat Industrial is setting 2013 guidance as follows:

Revenues up 5%

Trading margin between 8.3% and 8.5%

Net industrial debt between 1.1 billion and €1.4 billion

Report on Operations

OPERATING PERFORMANCE BY SECTOR

CASE

STEYR

CASE

CONSTRUCTION

NEW HOLLAND

AGRICULTURE

NEW HOLLAND

CONSTRUCTION

AGRICULTURAL

AND CONSTRUCTION EQUIPMENT

CNH

HIGHLIGHTS

(€ million) 2012 2011

Net revenues 16,056 13,896

Trading profit/(loss) 1,566 1,154

Operating profit/(loss) (*) 1,529 1,181

Investments in tangible and intangible assets (**) 758 494

of which capitalized R&D costs 286 173

Total R&D expenditure (***) 520 384

Employees at year end 33,826 32,693

(*) Includes restructuring costs and other unusual income/(expenses)

(**) Net of vehicles leased out

(***) Includes capitalized R&D and R&D charged directly to the income statement

COMMERCIAL PERFORMANCE

Worldwide agricultural equipment industry unit sales were stable compared to 2011, with global demand flat for tractors and up 3% for combines. North American tractor sales were up 9%, with the under 40 hp segment up 8% and the over 40 hp segment up 10%, and combine sales were down 1%. Latin American tractor sales increased 4% and combine sales increased 3%. EAME & CIS (Europe, Africa Middle East and CIS) markets were down 3%, despite combine sales being up 9%. APAC (Asia Pacific) markets decreased 2% for tractors and 19% for combines.

Worldwide agricultural equipment market share performance was in line with the market for both tractors and combines. CNH gained share in the combine segment in the APAC region while losing some in the under 40 hp tractors market in North America, a segment that CNH does not participate actively.

CNH worldwide production of agricultural equipment trailed retail sales in the fourth quarter as the Group implemented the scheduled production slowdown to reduce company and dealer inventory to year-end desired levels.

Global construction equipment industry unit sales declined 6% over the prior year, with light equipment up 8% and heavy equipment down 18%. North American demand was up 27% and EAME & CIS markets 3%. In Latin America, the market was down 2%, driven by a 6% decline in the heavy line. In APAC markets, industry sales were down 22% for the year, with light equipment demand almost flat year-over-year.

Report on Operations

REPORT ON OPERATING

OPERATIONS PERFORMANCE

BY SECTOR

Worldwide construction equipment market share for 2012 was in line with the industry in both the light and heavy segments. CNH gained market share in Latin America both in the light and heavy segment despite the industry demand decline. Production activity was slowed in line with demand expectations for individual markets and to ensure company and dealer inventories matched demand on a worldwide basis.

As part of its global growth strategy, the sector conducted several operations.

On February 15th, CNH hosted a Russian government delegation at its JV operations in Naberezhnye Chelny (Tatarstan, Russia) to celebrate completion of the first stage of production activities at the plant and the signing of a Memorandum of Understanding with the Republic of Tatarstan for the supply of 80 units of New Holland agricultural equipment manufactured locally.

On March 8th, CNH announced a long-term strategic partnership with Orkel AS, the Norwegian market leader in high-performance fixed-chamber round balers, compactors and tractor trailers. Under the agreement, CNH will acquire intellectual property rights and tooling for Orkel’s fixed-chamber round balers (FCRB) and Orkel will become CNH’s preferred engineering partner for development of a new generation of high performance/heavy duty fixed-chamber round balers. Orkel-CNH products will be sold under the Orkel, New Holland Agriculture and Case IH brands through their respective dealer networks.

On December 26th, as a result of an ongoing strategic review of its construction equipment business, CNH announced that it is moving into the next phase of its business relationship with Kobelco Construction Machinery Co., Ltd. The non-exclusive licensing and supply agreements that took effect January 1, 2013 will allow CNH to pursue a global strategy leveraging the industry-leading technologies and resources available to it as part of the Fiat Industrial Group. The new business relationship includes the unwinding of all joint ventures between the parties.

INNOVATION AND PRODUCTS

During 2012, Case IH Agriculture continued its introduction of Efficient Power Tier 4A/Stage IIIB emission compliant equipment in Europe and North America with the launch of Maxxum and Steyr Profi ecotech tractors, 30 and 40 Series Titan floaters, 920 and 930 Nutri-Placer applicators, the 950 Nutri-Tiller strip-till system, 6 new models of Axial-Flow combines and the new narrow track 4WD Steiger Rowtrac. The new 30 Series Efficient Power Axial Flow combines were introduced in Australia, China, Russia and Ukraine. The Module Express 635 cotton pickers, the Axial-Flow 7120 and 8120 combine models and, through a strategic alliance with Semeato, an expanded no-till planter offering were introduced on the Brazilian market.

Case IH’s Axial-Flow 9230 combine harvester was awarded the “PUCHAR”, or “highest honor” by the Polish Ministry of Agriculture and Rural Development at Agrotech 2012 for offering the newest rotor threshing solution for multiple operating conditions in the industry and the Puma 145 tractor with Efficient Power was awarded “HIT of the Fair” at the XIII Mazowieckie Dni Rolnictwa (Mazovian Agricultural Days) exhibition in Poland. In Brazil, Revista Rural magazine honored the brand sugar cane harvester with the “Top of Mind” award. As announced in November 2012, the American Society of Agricultural and Biological Engineers (ASABE) recognized Case IH for innovation with the 2013 AE50 awards, specifically for the new 2013 Axial-Flow combine cab, the pivoting grain spout on the Axial-Flow combine, the Nutri-Placer 920 and the Precision Disk 500 air disk drill.

During 2012, New Holland Agriculture introduced the new BigBaler range with up to 20% increased capacity and up to 5% denser bales in Europe, Australia and North America. The brand leveraged the newly signed agreements with Semeato and Orkel launching the new SOLTT planting equipment in Brazil and the Roll Baler, the new series of professional fixed chamber roll balers, in Europe. In Brazil, the brand completed the introduction of the CR5080, CR6080SL and CR9080 Twin Rotor combines with models from class 5 to class 9 and launched the T9 4WD and T7 tractors. In Europe, New

Report on Operations

REPORT ON OPERATING

OPERATIONS PERFORMANCE

BY SECTOR

Holland Agriculture introduced new FR forage harvesters, including two Tier 4A/Stage IIIB models from 450 to 824 hp and several new tractors including the ground care Boomer Compact 3000 range, upgraded with the EasyDrive continuously variable transmission, the compact T3F dedicated to small and mid-sized orchard and viticulture operators, the TI3 and TI4 equal sized wheel tractors designed for hay-making operations and field maintenance, new additions to the Tier 4A/Stage IIIB T5 range, now also available with the 4 step powershift Electro Command transmission. In North America, the brand launched the Tier 4A/Stage IIIB compliant T6 tractors, the new MegaCutter tractor mounted disc mower-conditioners, the new ProRotor rotary rakes and the new 840CD rigid draper head specifically designed to match the CR series Twin Rotor and the CX8000 super-conventional combines, which provide uniform crop flow up to 45-foot cutting widths. New Holland Agriculture also launched the new fuel efficient TD5 tractor series in South Africa and Far East markets. In addition, it introduced the TT Compact tractor series, with fuel-efficient engines from 35 to 47 hp, in key African markets including South Africa, Morocco and Tunisia. In the Far East, the brand also launched the new TS6 tractor series, featuring four models ranging from 110 to 139 hp. In China, New Holland Agriculture displayed its Braud 9080L, the first grape harvester ever to be presented in the country.

In Europe, New Holland Agriculture won at FIMA (the international fair for agricultural equipment in Spain), an outstanding innovation award for the SynchroKnife central header drive and 4 technical innovation awards for the Intelligent Trailer Braking system, the Smart Key technology, the Braud 9090X olive harvester and the Steering-O-Matic Plus system for the TK4000 range of crawler tractors. In Brazil, the ISOBUS communication system between tractor and the SOLTT planter received the top prize in the Innovation Category at Expointer, the largest fair in Southern Brazil. In North America, New Holland Agriculture won six 2013 AE50 awards for Engineering Innovation for the 840CD rigid draper head, the Advanced Operator Control System for H8000 Series Speedrower self-propelled windrowers, the BigBaler Series, the IntelliFill System for FR Series forage harvesters, the ABS SuperSteer anti-lock braking system for T7 Series tractors and the homologation option for T9 Series tractors granting free road circulation in the EU. In Europe, the new BigBaler series received the Silver Innovation Medal at SIMA in France and at EIMA (International Agricultural Machinery Exhibition) in Italy the T4060F tractor won the 2013 “Best of Specialized” tractor award.

In January 2012 the CNH agricultural brands won nine 2012 AE50 innovation awards from the American Society of Agricultural and Biological Engineers (ASABE). The awards recognized the New Holland T8 and T9 tractors, the SynchroKnife drive, the MowMax II independent modular disc cutterbar and the add-on Cornrower attachment, the Case IH Steiger 600 tractor, the Independent Grain Tank Cross-Auger Control on the Case IH Series 30 combine, the MagnaCut Fine Cut Chopper and the Robo-Sharpener.

During 2012, Case Construction continued its product rejuvenation plan introducing, in North America, new Tier 4A/Stage IIIB compliant tractor loader backhoe models, the new CX210C and CX470C crawler excavator, the 621F wheel loader, the H Series rough-terrain forklift and 570N XT tractor loader, and the 885B motor grader. In Europe, the brand launched the new wheel loader models 1121F and 1021F, new crawler excavator models CX210C and CX235C and the new WX 8 wheeled excavators series equipped with three-pump hydraulic system. The new 521F and 621F wheel loaders with Tier 3 engines were introduced in Africa, the Middle East, the CIS and Central Asia. In Russia, Case Construction presented its range of Tier 3 compliant SR and SV skid steer and TR compact track loaders, while in India the brand launched the SR 130 and SR 150 models. In North America, Construction Equipment magazine recognized the Case motor grader B Series among the “Top 100” products for 2012, while Better Roads magazine elected Case wheel loader 621F as one of the “Top 25” products in 2012, due to its fuel efficiency and increased productivity.

During 2012, New Holland Construction launched, in Europe, the LM625 telescopic handler, the W270 and W300 wheel loaders, new C Series crawler excavator including short-radius model and the new wheeled excavator B Series PRO, all Tier 4A/Stage IIIB emission compliant. The new Tier 4A/Stage IIIB compliant B95C and B110C loader backhoe tractors were introduced in North America at the World of Concrete show in Las Vegas. The brand continued to focus on

Report on Operations

REPORT ON OPERATING

OPERATIONS PERFORMANCE

BY SECTOR

emerging markets, introducing the new C Series crawler excavator and wheel loader with Tier 3 engines to key markets in Africa, the Middle East, the CIS and Central Asia. In Latin America, New Holland Construction launched the new LM1445 and LM1745 telehandlers, extending the lift-height range to 17 meters, and the new E55B compact excavator. New Holland Construction now offers one of the most complete compact product lines in Latin America.

SERVICES

CNH’s Customer Care department actively collaborates with brands, dealers, technical services and many other CNH departments to develop, manage and support customer service solutions that contribute to building solid, long-term relationships with customers by meeting their needs and expectations.

In 2012 new contact channels were opened in collaboration with the Brands such as IPhone Apps and Tablet applications available for public download. Questions or inquiries originating from these new channel sources are then directed into the standard customer relationship channels for monitoring and resolution.

A new Interactive Voice Response (IVR) selection dedicated to Precision Farming was implemented globally for the NH AG Brand to facilitate customers to reach related technical support services through the one toll free number per region. The Brands are on a large scale active within the Social Media communication with Customers present in all major regions through Facebook, Twitter, and YouTube etc. This activity is a vital and important communication tool with current and future Customers.

In 2012, CNH continued support activities for the sales and service network with initiatives targeted at strengthening relationships with customers and ensuring rapid service response to minimize downtime and maximize productivity. In Latin America, Customer Care is launching the BDA service in Argentina for Case IH, which will be followed up with extended implementation in 2013. Updates for NA BDA included adding the New Holland Construction brand.

Globally, the Customer Care service processes have been mapped and evaluated with the objective to enhance, simplify and improve current process management, monitoring and reporting activities to be able to implement a new CRM system to improve on and enhance the experience of end customers.

CNH offers financial services in North America, Europe, Brazil and Australia providing a comprehensive range of financial products such as dealer and end-customer financing, finance leases, operating leases, credit cards, equipment rental programs and insurance products. Financial services are offered for both the Agricultural Equipment and Construction Equipment businesses.

In North America, the activity is carried out through wholly-owned financial services companies that support sales through dealer and end-customer financing, as well medium/long-term operating leases.

In Europe, end-customer financing is primarily managed through CNH Capital Europe S.a.S., a joint venture with BNP Paribas Group (49.9% owned by CNH and accounted for under the equity method) that operates in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, the UK, Spain and Austria. Vendor programs with banking partners are also in place in France, Portugal, Denmark and Poland.

Dealer financing and end-customer financing activities not managed by the joint venture with BNP Paribas are managed through captive financial services subsidiaries.

In Brazil, the captive financial services company Banco CNH Capital S.A. offers both dealer and end-customer financing. For end-customer financing, the company mainly serves as intermediary for funding provided by the Banco Nacional de Desenvolvimento Economico e Social (BNDES), a federally-owned company connected to the Brazilian Ministry of Development, Industry and Foreign Trade. Vendor programs offered jointly with banking partners are also in place. In Australia, CNH offers dealer and end-customer financing through a captive financial services company.

Report on Operations

TRUCKS AND COMMERCIAL VEHICLES

IVECO

HIGHLIGHTS

(€ million)	2012	2011
Net revenues	8,924	9,562
Trading profit/(loss)	469	490
Operating profit/(loss) (*)	288	408
Investments in tangible and intangible assets (**)	439	343
of which capitalized R&D costs	208	171
Total R&D expenditure (***)	289	254
Employees at year end	26,307	26,202

(*) Includes restructuring costs and other unusual income/(expenses)
(**) Net of vehicles sold under buy-back commitments or leased out
(***) Includes capitalized R&D and R&D charged directly to the income statement

COMMERCIAL PERFORMANCE

The Western European truck market (GVW ≥3.5 tons) contracted 7.4% in 2012 to 574,700 units, with trading conditions deteriorating throughout the year. Most markets experienced a fall in demand, albeit to significantly varying degrees. The only countries to register growth were the UK (+2.1%), Denmark (+10.5%), Norway (+16.1%) and Switzerland (+4.5%). Southern European markets experienced the largest decreases resulting in the gap between Northern and Southern Europe continuing to widen. Registrations were down 29.0% in Italy, 21.2% in Spain, 37.6% in Portugal and 60.2% in Greece. France and Germany posted more modest decreases of 6.3% and 6.0%, respectively.

The light segment (GVW 3.5-6 tons) was down 6.3% overall, reflecting a 29.2% decrease for Southern Europe compared with a more modest 1.5% decrease for the rest of Western Europe, where performance was varied.

In the medium segment (GVW 6.1-15.9 tons), registrations were down 7.3% over the prior year, with the UK being the only market to post a year-over-year increase (+16.2%).

The heavy segment (GVW >16 tons) was down 9.5%, with declines in all markets except Norway, Denmark, Finland and Ireland. Southern Europe experienced the most significant contraction also in the heavy segment, with registrations down 23.8% over the prior year.

Demand for buses in Western Europe was down 2.1% over 2011 to 29,700 units. All segments registered declines with the exception of the Minibus & Truck Derived segment (+17.5%) which accounts for 30% of the total market. Performance was uneven across the major markets, with the UK and Germany increasing 32.7% and 2.1%, respectively, while Italy, France and Spain registered significant contractions (-30.4%, -10.7% and -38.9%, respectively).

In Latin America, the truck market (GVW ≥3.5 tons) was down 14.3% to 207,200 units. The Venezuelan market recorded growth of 10.2%, while Argentina was down 4.4% over the prior year and Brazil contracted 18.3%. The year-over-year

Report on Operations

115

REPORT ON OPERATIONS
OPERATING PERFORMANCE BY SECTOR

comparison for Brazil reflects higher purchase activity in the latter part of 2011 associated with the introduction of new emissions regulations. Demand was lower in all segments, with light vehicles (GVW 3.5-7.9 tons) down 15.2%, medium (GVW 8-31 tons) down 13.8% and heavy (GVW >31 tons) down 14.2%.

Commercial Vehicle Market (GVW ≥3.5 tons) by country

(units in thousands)	2012	2011	% change
France	118.9	126.9	-6.3
Germany	164.4	174.9	-6.0
UK	109.1	106.9	2.1
Italy	42.6	60.0	-29.0
Spain	25.0	31.7	-21.2
Rest of Western Europe	114.7	120.2	-4.6
Western Europe	574.7	620.6	-7.4

Commercial Vehicle Market (GVW ≥3.5 tons) by product

(units in thousands)	2012	2011	% change
Heavy	182.8	202.0	-9.5
Medium	50.4	54.4	-7.3
Light	341.5	364.2	-6.3
Western Europe	574.7	620.6	-7.4

Iveco's estimated market share in Western Europe (GVW ≥3.5 tons) was 11.3%, representing a 0.8 percentage point decrease versus 2011. Although Iveco increased share in Italy by 2.1 percentage points to 33.1%, the gain was not sufficient to offset share losses in other major markets, including France (-0.6 p.p. to 13.2%), Germany (-0.5 p.p. to 8.0%), Spain (-0.4 p.p. to 19.9%) and the UK (-0.2 p.p. to 6.4%).

In the light segment, share was down 1.3 percentage points to 11.7% (-0.7 p.p. assuming comparable market mix). That result primarily reflected the crisis in the construction sector, which is an important market for Iveco, as well as the continuing shift in demand toward car-based models. Despite a gain in Italy (+0.5 p.p. to 28.6%), share in the European light segment was negatively affected by performance in France (-1.0 p.p. to 15.0%), Germany (-1.2 p.p. to 7.4%), Spain (-1.9 p.p. to 18.0%) and the UK (-0.4 p.p. to 5.7%).

In the medium segment, Iveco's overall share was down 0.8 percentage points to 22.8% (-0.1 p.p. assuming comparable market mix). Gains were achieved in several markets, the most significant of which was in Italy (+6.3 p.p. to 67.3%). However, share was down in Spain (-3.6 p.p. to 44.0%) and the UK (-4.8 p.p. to 18.3%), where the year-over-year comparison reflected several large deliveries to major customers in 2011. Iveco retained its solid second place position in Western Europe.

Share of the European heavy segment was up 0.2 percentage points to 7.5% (+0.8 p.p. assuming comparable market mix) on the back of positive performance across markets, particularly Italy (+4.2 p.p. to 35.5%), Spain (+2.7 p.p. to 17.9%), the UK (+0.9 p.p. to 4.0%) and Germany (+0.2 p.p. to 5.1%).

Iveco Irisbus's share of the Western European passenger transport market was down 1.5 percentage points over the previous year to 16.0%. Share decreased in all segments with the exception of the Intercity & Coach segment, where it closed the year up 0.7 percentage points to 7.4%. Results were positive in Italy (+10.3 p.p. to 43.6%), France (+1.2 p.p. to 42.9%) and Germany (+1.4 p.p. to 5.7%).

116

In Latin America, Iveco registered an 11.6% share (+0.1 p.p. versus 2011), with gains in Argentina (+1.6 p.p. to 22.3%) and Venezuela (+0.1 p.p. to 11.5%) being largely offset by the decline in Brazil (-0.5 p.p. to 9.5%). Iveco strengthened its leadership position in the light segment in Brazil, with share up 5.3 percentage points to 25.6%, and in the heavy segment in Argentina, with share up 4.7 percentage points to 26.9%.

Commercial Vehicle Sales – by country

(units in thousands)	2012	2011	% change
France	17.8	21.6	-17.7
Germany	14.1	16.8	-16.1
UK	7.0	8.3	-15.3
Italy	13.9	22.1	-37.1
Spain	5.4	7.1	-24.3
Rest of Western Europe	11.2	12.1	-6.9
Western Europe	69.4	88.0	-21.1
Eastern Europe	18.1	14.8	21.9
Rest of World	49.5	50.6	-2.1
Total Sales	137.0	153.4	-10.7
Naveco	114.8	101.5	13.1
SAIC Iveco Hongyan	17.0	31.5	-46.0
Grand Total	268.8	286.4	-6.1

Commercial Vehicle Sales – by product

(units in thousands)	2012	2011 (**)	% change
Heavy	33.3	35.4	-6.0
Medium	17.5	22.3	-21.6
Light	73.7	83.5	-11.8
Buses	8.8	9.5	-6.8
Special vehicles (*)	3.7	2.7	40.1
Total Sales	137.0	153.4	-10.7

(*) Defense and firefighting vehicles
(**) For the purpose of comparability with 2012, data for 2011 has been reclassified. Changes include recognition of Astra brand special vehicles under "heavy" and truck-derived buses – which were still recognized under "light" in 2011 – under "buses".

A total of 137,028 vehicles (including buses and special vehicles) were delivered during the year, representing a 10.7% decrease versus 2011. Volumes were lower in all segments, with light vehicles down 11.8%, medium down 21.6% and heavy down 6.0%. In Western Europe, Iveco delivered a total of 69,414 vehicles (-21.1%), with declines registered in all major markets: Germany -16.1%, France -17.7%, Spain -24.3%, Italy -37.1% and the UK -15.3%. In Latin America, deliveries were down 21.8%. In Eastern Europe, performance ran counter to the trend in Western Europe with deliveries up 21.9% over the prior year. In Rest of World markets, Iveco posted a 36.4% year-over-year increase.

In China, Naveco – the 50/50 joint venture with Nanjing Automotive Corporation (controlled by the SAIC Group) – sold 40,006 light vehicles in the Power Daily range (up 2.6% over 2011) and 74,772 medium vehicles in the Yuejin range (up 19.7% over 2011).

Report on Operations

117

REPORT ON OPERATING

OPERATIONS PERFORMANCE

BY SECTOR

SAIC Iveco Hongyan Commercial Vehicles Co. Ltd. (33.5% owned by Iveco), sold 17,008 heavy commercial vehicles, representing a 46.0% decrease over the previous year.

Including LSVs (low-speed vehicles for agricultural use), the two joint ventures increased sales 3.3% over the prior year to 147,747 units (143,015 in 2011).

Despite the general economic uncertainty caused by the financial crisis, Iveco demonstrated the resilience of its business which benefits from a global manufacturing presence and strong product portfolio.

After activities to consolidate its presence in Latin America and China, during 2012 Iveco focused on development of its activities in Africa and the Middle East where the commercial, distribution and service networks underwent significant expansion.

Iveco’s product offering in those regions covers the entire portfolio from light all the way to heavy vehicles. The majority of vehicles distributed in those markets will be produced by the joint ventures in China with local assembly for some products, where circumstances require. The product offering will be further supplemented by models designed and produced in Europe.

During the year, Iveco and Larimar Group, a leading South African public transport operator and bus bodybuilder, signed an agreement for establishment of a joint venture that will manufacture trucks and buses in South Africa. Iveco will hold a 60% interest in the JV that will assemble 7,000 trucks and 1,000 buses a year, with a workforce of around 1,000 employees, at a plant located in the suburbs of Pretoria. Production will include light, medium and heavy duty trucks, as well as front-engine and low-floor city buses. Activity is expected to commence in the second half of 2013 with the Eurocargo range.

Latin America has become one of Iveco’s most important markets. In Brazil, Iveco launched the new generation of the Ecoline range, which is now fully compliant with Euro V emissions standards. In Argentina, the brand launched the medium segment Vertis (introduced in Brazil in 2010), which is expected to become a major competitor in its segment.

In China, Iveco continued to develop new product platforms for the domestic and export markets. The company continues to invest in development of new models to compete in market segments where it is currently not present, particularly the high-end segment. In November, Iveco presented some of its most recent European models at the Guangzhou Motor Show - one of the most important commercial vehicle trade shows in China - marking the official entry of the Iveco brand in the Chinese market.

As part of the World Class Manufacturing program, one of the world’s leading methodologies for production, maintenance, logistics and control processes, Iveco received Silver Awards for the Madrid and Suzzara plants. Including Valladolid, Iveco now has three Silver level plants.

Report on Operations

REPORT ON OPERATING

OPERATIONS PERFORMANCE

BY SECTOR

INNOVATION AND PRODUCTS

A commitment to product development, sustainable mobility and innovation are all key pillars in Iveco’s strategy. During the year, Iveco continued development of new technologies and products that can make a significant contribution to the achievement of sustainable mobility.

In 2012, Iveco continued research into innovative technological solutions that will expand its range of eco-friendly, energy-efficient vehicles.

During the year, Iveco and FPT Industrial presented the exclusive new “High Efficiency Selective Catalytic Reduction” technology (HI-eSCR), designed to meet Euro VI standards in Europe (effective from January 1, 2014) and customer requirements in terms of reduced fuel consumption and operating costs. This patented technology developed by FPT Industrial enables vehicles to achieve strict Euro VI standards for nitrogen oxide emissions without resorting to exhaust gas recirculation.

At the IAA Commercial Vehicle Trade Show in Hanover, Iveco showcased the Iveco Dual Energy, a hybrid diesel/electric LCV chassis prototype capable of switching energy source to adapt to the requirements of each individual mission. This vehicle is a further demonstration of Iveco’s commitment to the development of innovative solutions for sustainable mobility. This extremely flexible technology offers a choice between electric only propulsion - with almost zero local emissions and low noise levels - or hybrid (thermoelectric) propulsion which is suitable for long-distance and intercity travel and enables reductions in fuel consumption and CO2 emissions of up to 25%.

New additions to the product range during the year included two additional versions of the new Daily: one with a 146 hp 2.3-liter F1A engine (Euro 5) produced by FPT Industrial and incorporating the exclusive MultiJet II technology, and the other with a 146 hp 3.0-liter F1C engine (EEV), also produced by FPT Industrial, which further expands the range of light commercial vehicles adapted to more demanding missions. Combined with the new 6-speed transmission and Start&Stop system, the 146 hp 2.3-liter engine enables the new Daily to achieve reductions in fuel consumption and CO2 emissions of up to 10% (combined cycle).

Iveco gave a preview presentation of the new Stralis Hi-Way to dealers and the international press at the beginning of July, followed by the official presentation at the IAA in September. The latest generation of Iveco’s on-road heavy truck range, the vehicle provides customers a number of major advantages including reduced fuel consumption, lower maintenance costs and enhancements in quality and reliability. The Stralis Hi-Way also features an all-new cab which offers enhanced driving comfort, the latest integrated telematic systems, improved customer service tools and innovative electronic safety systems. The vehicle is available with Euro V and VI Cursor diesel engines from FPT Industrial. The Euro VI engines incorporate FPT Industrial’s patented High Efficiency SCR technology, which conforms them to Euro VI emissions standards without sacrificing fuel efficiency. At the IAA in Hanover, the Stralis Hi-Way was named “International Truck of the Year 2013”, awarded on the basis of the evaluation of a group of journalists from 25 specialist commercial vehicle magazines across Europe. The Hi-Way was recognized for having “made the greatest contribution to road transport efficiency from several different perspectives including: fuel economy, safety, driveability, comfort and a low-environmental footprint”. Another addition to the heavy on-road range during the year was the Stralis “Emotional”. With its extensive range of features, this vehicle offers customers a state-of-the-art driving environment and unsurpassed comfort in the on-board living area.

Hanover was also the venue for the world premiere of the new Trakker, part of the quarry and construction range. The

Trakker is equipped with an all-new cabin, derived from the Stralis, that enhances both driveability and on-board comfort and it is available with Euro V Cursor 8 and 13 engines from FPT Industrial. In addition, the Astra brand presented a new version of the HD9 with all-new cabin and enhanced performance characteristics.

At Intermat 2012 in Paris, Iveco presented the Dakar limited edition version of the Trakker (only 502 vehicles produced). This heavy goods transporter - which incorporates some of the key features of the actual Trakker that won the Dakar rally in Latin America at the beginning of 2012 - is available with 8 and 13-liter Cursor engines ranging from 310 to 500 hp.

At the Bedrijfsauto 2012 in Amsterdam, Iveco presented the new Stralis LNG Natural Power with a 330 hp Cursor 8 engine designed for medium-range missions and which, because of its reduced noise levels, can operate night time deliveries. The LNG technology also offers reduced emissions, an extended operating range of up to 750 km, together with other advantages such as a lower tare weight, which translates into a higher useful load and lower fuel consumption than a diesel-powered vehicle.

In the mass transit segment, Iveco won an order for 102 diesel/electric hybrid buses from the City of Dijon in April. In September, it also won a contract to supply more than 150 Crossway Low Entry regional buses to Deutsche Bahn Fuhrpark Service GmbH, a leading bus operator in Germany, beginning in 2013. The buses will be used on both metropolitan and regional routes.

In Brazil, Iveco launched the new generation of its Stralis Ecoline range. The vehicle is available with a range of engines from FPT Industrial, including 330 hp and 360 hp versions of the Cursor 9 and 400 hp, 440 hp and 480 hp versions of the Cursor 13. At the Eurosatory trade show in Paris, one of the largest in the European defense vehicle sector, Iveco delivered a prototype of the Guarani, a 6x6 armored amphibious personnel carrier, to the Brazilian Army. Iveco has been contracted to supply 2,044 units of this vehicle which was designed in collaboration with the Science and Technology department of the Brazilian Army.

Report on Operations

REPORT ON OPERATING

OPERATIONS PERFORMANCE

BY SECTOR

Iveco participated at Auto China 2012 in Beijing through its various joint ventures. Naveco presented the 2012 model of the Yuejin Ouka, the K version, which is targeted at the medium-upper range of the light commercial vehicle market. SIH (SAIC Iveco Hongyan Commercial Vehicles Co. Ltd.) presented the new 6x4 Genlyon M100, a heavy truck for long-distance goods transport.

In November, Iveco received two prestigious international awards. In China, the new Naveco Chaoyue was named “Truck of the Year China 2013” and, in Brazil, the Iveco Tector Attack received the “AutoData Award” in the Truck category. Iveco took part in the Dakar rally in South America in January 2012 with an Iveco Powerstar and two Iveco Trakker Evolution 2 vehicles (all fitted with FPT Industrial 900 hp Cursor 13 engines) taking first, second and sixth place in the overall truck ranking.

Finally, in the world of sport, Iveco continued its activities as Truck and Commercial Vehicle Supplier for MotoGP, as well as Official Sponsor of Team Yamaha Factory Racing and Official Supplier to Team Ferrari.

SERVICES

As projected, during 2012 there was a drop in the number of vehicles in operation, primarily in Western Europe, particularly for vehicles registered in the last 5 years. In addition, general economic conditions resulted in a reduction in average annual mileage meaning that there was also a decline in potential demand for spare parts. This trend was most evident in Southern Europe (Italy and Spain in particular). By contrast, in several European countries there was an increase in demand for spare parts in the bus segment, consisting largely of public sector operators.

In Central and Eastern Europe, the after-sales business was generally stable. In Africa, Asia and the Middle East, the parts business continued to develop throughout the year following several months of strong growth in new vehicle sales. In other countries, significant increases in activity were registered in Russia and Turkey.

On a global basis, the majority of parts categories registered a slowdown in growth and there was a continued decline in demand for incidental items and accessories.

During the year, there was further divergence in the level of pricing pressure between product segments. In the product categories where there is the greatest level of competition, in particular repairs, pricing policies were put into effect to enable recovery of market share while at the same time actions were taken to improve margins.

The offering of reconditioned parts was also expanded during the year to meet the increased focus of customers on cost containment.

The Operations division focused on improving customer service execution by enhancing logistics between supply centers to achieve a single virtual supply center. The resulting improvement in delivery performance led to an average reduction of 20% for customer complaints and 25% for vehicle downtime compared to the previous year, and achievement of 97% availability of materials. A large percentage of urgent orders are now delivered overnight thereby ensuring customers availability of the product by the open of business the following day.

Iveco offers direct financial services in Europe, as well as in Latin America, Poland and China through the financial services companies of Fiat Group Automobiles (Fiat Group).

During the fourth quarter of 2011, the Group formalized procedures for orderly termination of Iveco Finance Holdings Limited (renamed Iveco Capital Limited in 2012), the joint venture with Barclays which managed the financial services activities (retail and dealer) for Iveco in Italy, Germany, France, the UK and Switzerland. As agreed by the parties, from January 1, 2012 Iveco took over responsibility for funding Iveco Capital Limited and, in May 2012, it acquired the remaining 51% from Barclays for a purchase consideration of €119 million, making it a wholly-owned subsidiary.

Report on Operations

REPORT ON OPERATING

OPERATIONS PERFORMANCE BY SECTOR

For retail financing activities, the funding arrangements are as follows: secured funding from Barclays for the portfolio existing at December 31, 2011; vendor programs with BNP Paribas in Germany and France for new financing generated from January 1, 2012; agreement with Intesa Sanpaolo to fund new financing generated in Italy; and, direct funding of the portfolio in Switzerland and the UK. For dealer financing activities, funding is provided through a pan-European securitization program arranged with Barclays.

In Spain, financial services are managed by Transolver Finance Establecimiento Financiero de Credito S.A. (a 50/50 joint venture with the Santander Group) which is accounted for under the equity method. The company offers both retail and dealer financing. Iveco also provides rental services in Spain through Transolver Service S.A., fully consolidated by Fiat Industrial Group.

In Eastern Europe, the activity is managed by fully-consolidated captive financial services companies.

The contraction in business volumes experienced in 2012 had a negative impact on the number of new vehicles financed and market penetration. Improved profitability for the year reflected improved management of credit risk and a resulting reduction in bad debt charges.

For fully-consolidated financial services companies and the Spanish joint venture, 13,161 new vehicles were financed in 2012, compared to 17,601 vehicles in 2011, and the penetration rate dropped to 21.0% (24.3% in 2011). Total vehicles financed decreased to 18,638 (26,172 in 2011).

FPT

FPT INDUSTRIAL

HIGHLIGHTS

(€ million)

2012

2011

Net revenues

2,933

3,220

Trading profit/(loss)

142

107

Operating profit/(loss) (*)

142

106

Investments in tangible and intangible assets

151

155

of which capitalized R&D costs

39

56

Total R&D expenditure (**)

86

104

Employees at year end

8,029

8,008

(*) Includes restructuring costs and net unusual income/(expenses)

(**) Includes capitalized R&D and R&D charged directly to the income statement

OPERATING PERFORMANCE

FPT Industrial produces powertrains for trucks and commercial vehicles, agricultural and construction equipment, and marine applications.

During 2012, the sector’s performance was affected by a decline in volumes associated with the contraction in market demand for engines for on-road vehicle applications.

Revenues for the year totaled €2,933 million, a decrease of 8.9% over the prior year attributable to lower volumes to both Group companies and external customers. Sales to external customers accounted for 34% of total revenues, up from 33% in 2011.

A total of 476,786 engines were sold during the year, down 15% over 2011. By major customer, 31% of engines were supplied to Iveco, 27% to CNH, and the remaining 42% to external customers (including Sevel, the Fiat JV for light commercial vehicles, which accounted for 24%). In addition, FPT Industrial delivered 64,154 transmissions (-14% year-over-year) and 154,958 axles (-9%).

As part of its international development activities, in 2012 the sector began working through FPTI Representação Comercial de Motores Automotivos Ltda. in Brazil, whose principal activity is distribution of heavy-duty diesel engines designed and produced by FPT Industrial. In November, FPT Industrial also opened a new distribution center in Shanghai that will service the entire Asia Pacific region.

INNOVATION AND PRODUCTS

FPT Industrial designs and manufactures engines for both on-road and off-road (industrial and agricultural) applications. During the year, FPT Industrial launched a number of new technologies and products that demonstrated its commitment to research and innovation in support of environmentally sustainable mobility.

Report on Operations

REPORT ON OPERATIONS OPERATING PERFORMANCE BY SECTOR

At a joint press event at Fiat Industrial Village in May, FPT Industrial and Iveco presented the exclusive new High Efficiency SCR (Selective Catalytic Reduction) technology, designed to achieve compliance with Euro VI emissions standards that come into effect in Europe from January 1, 2014. Based on the proprietary “SCR Only” technology completed in 2011, which has NOx conversion efficiency levels above 95%, the patented High Efficiency SCR system delivers an unprecedented level of performance. This after-treatment system, which uses SCR technology only to achieve Euro VI emissions levels, is unparalleled as it meets the very strict nitrogen oxide limits without the use of exhaust gas recirculation, thereby maintaining top level performance and enabling a reduction in operating costs.

This technology will also be utilized to achieve Tier 4B/Stage IV standards for agricultural and construction equipment, eliminating the need to use diesel particulate filter (DPF) systems, which will give CNH a significant competitive advantage when the new regulations come into effect in 2014. At Intermat 2012 in Paris, FPT Industrial presented its entire range of Tier 4B/Stage IV off-road engines, equipped with the HI-eSCR system, for the North American and European markets.

In 2012, FPT Industrial’s production activities in Latin America were expanded with the opening of the new factory in Cordoba in Argentina. The NEF, Cursor and S8000 diesel engines will be produced at the plant in support of Iveco and CNH’s activities in the region.

The plant began production of the Cursor 13 Euro V engines for Iveco’s Stralis and Trakker vehicles. This was followed later in the year with the launch of the Cursor 9 Euro V engines for Iveco heavy-duty vehicles.

In Brazil, production began on Euro V versions of the NEF4, NEF6, Cursor 9 and Cursor 13 engines for application on Iveco trucks and buses, as well as the Euro V F1 engine family for light commercial vehicles, including the 126 hp F1A for the Fiat Professional Ducato, the 176 hp F1C twin turbo for the Iveco Daily and the F1C for light and medium commercial vehicles.

In addition, 2012 also saw the production launch of the Euro V NEF6 CNG engine for the Peruvian bus manufacturer Modasa.

Production ramp-up continued on the Tier 4A NEF4, NEF6, N45 and Cursor 13 engines, as well as additional versions of the F5C, for application on CNH agricultural and construction equipment. New Tier 4A versions of the NEF and Cursor engines were also launched for the retail market. Production and supply to Perkins of Tier 4A F5C engines with power output above 56 kW also began.

In the power generation segment, FPT Industrial expanded its range of Stage IIIA engines with the launch of the N45 and also began production of the Stage IIIA Cursor 10.

FPT Industrial was present at the IAA Commercial Vehicle Trade Show in Hanover, where it presented the new Euro VI Cursor 8 CNG engine for buses and other on-road vehicles. In awarding the “International Truck of the Year 2013” to the Iveco Stralis Hi-Way, the jury also gave special mention to the contribution of FPT Industrial’s Cursor range of engines to the vehicle’s fuel efficiency and enhanced environmental profile, and praised the innovative HI-eSCR technology for opening a new avenue in the reduction of noxious emissions on diesel engines.

At EIMA (International Agricultural Machinery Exhibition), New Holland Agriculture won the “2013 Best of Specialized” award for the T4060 F tractor equipped with NEF45 engine from FPT Industrial.

FPT Industrial participated at Auto China 2012 in Beijing, where the SFH joint venture (SAIC Fiat Powertrain Hongyan Co. Ltd.) launched the 480 hp Euro IV Cursor 13 for the Chinese market. The engine was named “Environmental Protection Engine 2012” by China Auto News magazine. At the “Parts Industry Summit and Forum” and “Company of the Year Award 2012” organized by HC360.com, FPT Industrial was recognized as the leading brand of engines for its achievements in raising the standard of technology in the construction equipment sector in China. The brand was also recognized for the HI-eSCR system, which was named the most significant technological innovation, and for its efforts toward protecting the environment.

In the marine segment, FPT Industrial presented and launched the NEF67 500 PD unit (500 hp engine with POD Drive) for the U.S. market at the Miami Boat Show. Other activities in the segment included participation at the Buenos Aires Boat Show, which was also the venue for the South American launch of the unit. In October, at the Genoa Boat Show, FPT Industrial presented the 570 hp NEF67, its first marine engine compliant with Tier 3 emissions limits that come into effect in 2013. The Boat Show was also the occasion to celebrate the New York to Bermuda record set at the end of September by an FB Design boat which was equipped with two 650 hp FPT C90 engines and beat the previous record by more than 4 hours.

FPT Industrial signed several major agreements during the year, further strengthening its overall market position. In September, a letter of intent was signed with VDL Bus & Coach, one of the leading bus producers in Europe, to supply the innovative Euro VI Cursor 9 engine with HI-eSCR technology manufactured to the customer’s specifications. An agreement was also signed with Ford to supply Cursor 10 engines for its new range of heavy trucks for the EMEA and Latin American markets. In China, an agreement was signed for the supply of 180 Cursor 8 engines that are compliant with National V emissions standards (equivalent to Euro V in Europe). The engines will be used on buses operated by the metropolitan transport authority in Beijing.

Report on Operations

REPORT ON OPERATIONS

FINANCIAL REVIEW - FIAT INDUSTRIAL S.P.A.

FINANCIAL REVIEW - FIAT INDUSTRIAL S.P.A.

The following information is based on the 2012 financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union, and regulations implementing Article 9 of Legislative Decree 38/2005.

OPERATING PERFORMANCE

For 2012, the Company reported net profit of €129 million, representing a €198 million decrease over 2011. The principal components of the income statement were as follows:

(€ million) 2012 2011

Income from investments

Dividends 230 450

Personnel and operating costs, net of other income (29) (19)

Financial income/(expense) (87) (139)

PROFIT/(LOSS) BEFORE TAXES 114 292

Income taxes 15 35

PROFIT/(LOSS) FOR THE YEAR 129 327

Income from investments totaled €230 million (€450 million in 2011) and consisted of dividends from the subsidiary Fiat Netherlands Holding N.V.

Personnel and operating costs, net of other income totaled €29 million, compared with €19 million in 2011.

Specifically:

Personnel and other operating costs of €46 million, a €17 million increase over the prior year principally due to non-recurring items related to the merger with CNH and the notional cost of stock grants. The Company had an average of 71 employees in 2012, compared to an average of 32 in 2011, following acquisition of the “Fiat Industrial Group Internal Audit” business unit on December 1, 2011.

Other income of €17 million (€10 million in 2011) principally related to services rendered, including by management personnel, to Group companies - and in certain limited cases also to companies in Fiat Group. The €7 million increase over 2011 was attributable to Audit services provided to other Group companies.

Net financial expense totaled €87 million and essentially consisted of interest on debt. In 2011, net financial expense totaled €139 million and also included expense incurred for early repayment of a loan from Fiat S.p.A. resulting from the demerger.

Income taxes consisted of €15 million in income (€35 million in 2011), relating to tax losses contributed by Fiat Industrial S.p.A. to the tax consolidation for Group companies in Italy.

STATEMENT OF FINANCIAL POSITION

The principal components of the statement of financial position were as follows:

(€ million) At 12.31.2012 At 12.31.2011

Non-current assets 6,500 5,784

of which: Investments 6,488 5,778

Working capital 19 19

NET CAPITAL INVESTED 6,519 5,803

EQUITY 3,973 4,077

NET DEBT 2,546 1,726

Non-current assets consisted almost entirely of controlling interests in the principal Group companies.

The €710 million increase in equity investments over December 31, 2011 was due to the recapitalizations of Fiat Netherlands Holdings N.V. (€635 million) and Iveco S.p.A. (€75 million) in February and December 2012, respectively.

Working capital totaled €19 million and consisted of trade receivables/payables, other receivables/payables (from/to tax authorities, employees, etc.) and receivable/payable positions with Group companies participating in the domestic tax consolidation.

Equity totaled €3,973 million at December 31, 2012, a net decrease of €104 thousand over year-end 2011, essentially attributable to the distribution of €240 million in dividends partially offset by €129 million in profit for the year. A more detailed analysis of changes in equity is provided in Fiat Industrial S.p.A.’s financial statements.

Net debt at December 31, 2012 totaled €2,546 million, increasing €820 million over year-end 2011 due primarily to the recapitalization of certain subsidiaries. Net debt consisted of the following:

(€ million) At 12.31.2012 At 12.31.2011

Current financial assets, cash and cash equivalents - -

Current financial liabilities 2,535 1,720

Non-current financial liabilities 11 6

NET DEBT/(CASH) 2,546 1,726

Current financial liabilities shown at December 31, 2012 included an overdraft on the current account held with Fiat Industrial Finance S.p.A. A more detailed analysis of cash flows is provided in Fiat Industrial S.p.A.’s financial statements.

Report on Operations

REPORT ON OPERATIONS FINANCIAL REVIEW - FIAT INDUSTRIAL S.P.A.

RECONCILIATION BETWEEN EQUITY AND PROFIT OF THE PARENT COMPANY AND THE GROUP

Pursuant to the Consob Communication of July 28, 2006, the following table provides a reconciliation between the net profit and equity of Fiat Industrial S.p.A. for the year ended December 31, 2012 and the comparable items on a consolidated basis (portion attributable to owners of Fiat Industrial S.p.A.):

Equity at 2012 Equity at 2011

(€ million) 12.31.2012 Net Profit 12.31.2011 Net Profit

FINANCIAL STATEMENTS OF FIAT INDUSTRIAL S.P.A. 3,973 129 4,077 327

Elimination of carrying amounts of consolidated investments and related dividends (6,487) (230) (5,777) (450)

Equity and profit/(loss) of consolidated entities 7,488 916 6,291 742

Consolidation adjustments:

- Elimination of intercompany profit/loss on inventories and fixed assets, dividends paid between subsidiaries and other adjustments (39) (5) (36) 5

CONSOLIDATED FINANCIAL STATEMENTS (PORTION ATTRIBUTABLE TO

OWNERS OF FIAT INDUSTRIAL S.P.A.) 4,935 810 4,555 624

MOTION FOR APPROVAL OF THE STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012, ALLOCATION OF PROFIT AND DIVIDEND DISTRIBUTION REPORT ON OPERATIONS

MOTION FOR APPROVAL OF THE STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012, ALLOCATION OF PROFIT

AND DIVIDEND DISTRIBUTION

Report on Operations

Shareholders,

We submit for your approval the Statutory Financial Statements at December 31, 2012, which report profit of €128,609,403 and a retained profit reserve of €730,913,008.

We propose a dividend of €0.225 per ordinary share, equivalent to a maximum total distribution of approximately €275.1 million, consisting of the remaining profit for 2012 of €122,178,933 - following allocation of €6,430,470 to the legal reserve – and a maximum of €152,899,065.45 from the retained profit reserve.

This proposal is in line with the policy adopted by the Board of Directors to distribute between 25% and 35% of the Group’s consolidated profit.

The dividend will be payable on April 25, 2013 (ex-dividend date of April 22) on shares on record at April 24, 2013.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

FIAT INDUSTRIAL GROUP CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012

134 Consolidated Income Statement 142 Consolidated Statement of Cash Flows

135 Consolidated Statement of Comprehensive Income pursuant to Consob Resolution 15519 of July 27, 2006

136 Consolidated Statement of Financial Position 143 Notes to the Consolidated Financial Statements

138 Consolidated Statement of Cash Flows 237 Appendix I - Fiat Industrial Group Companies

139 Statement of Changes in Consolidated Equity 250 Appendix II - Information Required

140 Consolidated Income Statement under Article 149-duodecies of the Consob pursuant to Consob Resolution 15519 Issuer Regulations

of July 27, 2006 251 Attestation of the Consolidated Financial

141 Consolidated Statement of Financial Position Statements under Article 154-bis pursuant to Consob Resolution 15519 of Legislative Decree 58/98

of July 27, 2006

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT(*)

(€ million) Note 2012 2011

Net revenues (1) 25,785 24,289

Cost of sales (2) 20,925 20,038

Selling, general and administrative costs (3) 2,183 2,002

Research and development costs (4) 560 505

Other income/(expenses) (5) (38) (58)

TRADING PROFIT/(LOSS) 2,079 1,686

Gains/(losses) on the disposal of investments (6) (38) 26

Restructuring costs (7) 166 95

Other unusual income/(expenses) (8) (13) 12

OPERATING PROFIT/(LOSS) 1,862 1,629

Financial income/(expenses) (9) (458) (546)

Result from investments: (10) 81 86

Share of the profit/(loss) of investees accounted for using the equity method 86 97

Other income/(expenses) from investments (5) (11)

PROFIT/(LOSS) BEFORE TAXES 1,485 1,169

Income taxes (11) 564 468

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 921 701

Profit/(loss) from discontinued operations - -

PROFIT/(LOSS) 921 701

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent 810 624

Non-controlling interests 111 77

(in €)

BASIC AND DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE (13) 0.663 0.487

BASIC AND DILUTED EARNINGS/(LOSS) PER PREFERENCE SHARE (13) 0.487

BASIC AND DILUTED EARNINGS/(LOSS) PER SAVINGS SHARE (13) 0.533

(*) Pursuant to Consob Resolution No. 15519 of July 27, 2006, the effects of related party transactions on the Consolidated income statement are presented in the specific Income statement schedule provided in the following pages and are further described in Note 35.

STATEMENT OF COMPREHENSIVE INCOME CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million) Note 2012 2011

PROFIT/(LOSS) (A) 921 701

Gains/(losses) on cash flow hedges (24) 45 (43)

Gains/(losses) on fair value of available-for-sale financial assets (24) - -

Gains/(losses) on exchange differences on translating foreign operations (24) (225) (66)

Share of other comprehensive income of entities consolidated by using the equity method (24) (47) 21

Income tax relating to components of Other comprehensive income (24) (10) 6

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) (237) (82)

TOTAL COMPREHENSIVE INCOME (A)+(B) 684 619

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:

Owners of the parent 591 549

Non-controlling interests 93 70

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION(*)

(€ million) Note At December 31, 2012 At December 31, 2011

ASSETS

Intangible assets (14) 4,174 3,909

Property, plant and equipment (15) 4,572 4,177

Investments and other financial assets: (16) 531 666

Investments accounted for using the equity method 464 614

Other investments and financial assets 67 52

Leased assets (17) 622 558

Defined benefit plan assets 256 215

Deferred tax assets (11) 1,086 1,167

Total Non-current assets 11,241 10,692

Inventories (18) 4,843 4,865

Trade receivables (19) 1,436 1,562

Receivables from financing activities (19) 15,237 13,946

Current tax receivables (19) 302 685

Other current assets (19) 1,117 1,053

Current financial assets: 125 186

Current securities (20) 4 68

Other financial assets (21) 121 118

Cash and cash equivalents (22) 4,611 5,639

Total Current assets 27,671 27,936

Assets held for sale (23) 25 15

TOTAL ASSETS 38,937 38,643

(*) Pursuant to Consob Resolution No. 15519 of July 27, 2006, the effects of related party transactions on the Statement of financial position are presented in the specific Statement of financial position schedule provided in the following pages and are further described in Note 35.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

(€ million) Note At December 31, 2012 At December 31, 2011

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent (24) 4,935 4,555

Non-controlling interests (24) 787 856

Total Equity 5,722 5,411

Provisions: 4,589 4,540

Employee benefits (25) 1,941 2,070

Other provisions (26) 2,648 2,470

Debt: (27) 20,633 20,217

Asset-backed financing (27) 9,708 9,479

Other debt (27) 10,925 10,738

Other financial liabilities (21) 97 157

Trade payables (28) 4,843 5,052

Current tax payables 217 660

Deferred tax liabilities (11) 170 111

Other current liabilities (29) 2,666 2,495

Liabilities held for sale - -

Total Liabilities 33,215 33,232

TOTAL EQUITY AND LIABILITIES 38,937 38,643

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 STATEMENT OF CASH FLOWS

CONSOLIDATED STATEMENT OF CASH FLOWS(*)

(€ million) Note 2012 2011

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (22) 5,639 3,686

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR

Profit/(loss) 921 701

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases) 719 666

(Gains)/losses on disposal of:

Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments) (8) (1)

Investments 38 (26)

Other non-cash items (37) 192 289

Dividends received 80 57

Change in provisions 73 178

Change in deferred income taxes 103 101

Change in items due to buy-back commitments (37) (117) 40

Change in operating lease items (37) (89) (12)

Change in working capital (37) (214) 333

TOTAL 1,698 2,326

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases) (1,349) (993)

Consolidated subsidiaries, net of cash acquired - (99)

Other equity investments (4) (5)

Proceeds from the sale of:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments) 32 10

Other investments 44 1

Net change in receivables from financing activities (37) (1,749) (1,152)

Change in other current securities 61 (47)

Other changes (9) 19

TOTAL (2,974) (2,266)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued 584 2,557

Issuance of other medium-term borrowings 2,113 1,974

Repayment of other medium-term borrowings (1,791) (1,231)

Net change in other financial payables and other financial assets/liabilities (37) (109) (1,429)

Capital increase 10 -

Dividends paid (480) (8)

(Purchase)/sale of ownership interests in subsidiaries - (1)

TOTAL 327 1,862

Translation exchange differences (79) 31

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS (1,028) 1,953

F) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (22) 4,611 5,639

(*) Pursuant to Consob Resolution No. 15519 of July 27, 2006, the effects of related party transactions on the Consolidated statement of cash flows are presented in the specific Statement of cash flows schedule provided in the following pages.

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

(€ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available-for-sale financial assets reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT JANUARY 1, 2011	1,913	457	1,276	(25)	335	-	31	757	4,744
Changes in equity for 2011									
Capital increase	-	-	-	-	-	-	-	-	-
Dividends distributed	-	-	-	-	-	-	-	(8)	(8)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	-	(5)	-	-	-	-	-	22	17
Total comprehensive income for the year	-	-	624	(33)	(63)	-	21	70	619
Other changes	-	-	24	-	-	-	-	15	39
AT DECEMBER 31, 2011	1,913	452	1,924	(58)	272	-	52	856	5,411
Changes in equity for 2012									
Capital increase	6	(6)	-	-	-	-	-	10	10
Dividends distributed	-	-	(240)	-	-	-	-	(240)	(480)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	-	(11)	-	-	-	-	-	57	46
Increase/(decrease) in the Reserve for share-based payments	-	-	6	-	-	-	-	-	6
Total comprehensive income for the year	-	-	810	32	(210)	-	(41)	93	684
Other changes	-	-	34	-	-	-	-	11	45
AT DECEMBER 31, 2012	1,919	435	2,534	(26)	62	-	11	787	5,722

Fiat Industrial Consolidated Financial Statements

139

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 INCOME STATEMENT PURSUANT TO CONSOB RESOLUTION 15519 OF JULY 27, 2006

CONSOLIDATED INCOME STATEMENT

PURSUANT TO CONSOB RESOLUTION NO. 15519 OF JULY 27, 2006

2012 2011

(€ million) Note Total of which Related parties (Note 35) Total of which Related parties (Note 35)

Net revenues (1) 25,785 1,219 24,289 1,559

Cost of sales (2) 20,925 987 20,038 846

Selling, general and administrative costs (3) 2,183 238 2,002 234

Research and development costs (4) 560 22 505 28

Other income/(expenses) (5) (38) 1 (58) 2

TRADING PROFIT/(LOSS) 2,079 1,686

Gains/(losses) on the disposal of investments (6) (38) - 26 1

Restructuring costs (7) 166 - 95 -

Other unusual income/(expenses) (8) (13) - 12 -

OPERATING PROFIT/(LOSS) 1,862 1,629

Financial income/(expenses) (9) (458) 2 (546) (87)

Result from investments: (10) 81 81 86 86

Share of the profit/(loss) of investees accounted for using the equity method 86 86 97 97

Other income/(expenses) from investments (5) (5) (11) (11)

PROFIT/(LOSS) BEFORE TAXES 1,485 1,169

Income taxes (11) 564 468

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 921 701

Profit/(loss) from discontinued operations - -

PROFIT/(LOSS) 921 701

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent 810 624

Non-controlling interests 111 77

STATEMENT OF FINANCIAL POSITION PURSUANT TO CONSOB RESOLUTION 15519 OF JULY 27, 2006 | CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

PURSUANT TO CONSOB RESOLUTION NO. 15519 OF JULY 27, 2006

		At December 31, 2012		At December 31, 2011	
(€ million)	Note	Total	of which Related parties (Note 35)	Total	of which Related parties (Note 35)
ASSETS					
Intangible assets	(14)	4,174	-	3,909	-
Property, plant and equipment	(15)	4,572	-	4,177	-
Investments and other financial assets:	(16)	531	520	666	664
Investments accounted for using the equity method		464	464	614	614
Other investments and financial assets		67	56	52	50
Leased assets	(17)	622	-	558	-
Defined benefit plan assets		256	-	215	-
Deferred tax assets	(11)	1,086	-	1,167	-
Total Non-current assets		**11,241**		**10,692**	
Inventories	(18)	4,843	1	4,865	-
Trade receivables	(19)	1,436	146	1,562	149
Receivables from financing activities	(19)	15,237	18	13,946	12
Current tax receivables	(19)	302	-	685	-
Other current assets	(19)	1,117	23	1,053	9
Current financial assets:		125	-	186	-
Current securities	(20)	4	-	68	-
Other financial assets	(21)	121	-	118	-
Cash and cash equivalents	(22)	4,611	35	5,639	18
Total Current assets		**27,671**		**27,936**	
Assets held for sale	(23)	25	-	15	-
TOTAL ASSETS		**38,937**		**38,643**	
EQUITY AND LIABILITIES					
Issued capital and reserves attributable to owners of the parent	(24)	4,935	10	4,555	3
Non-controlling interests	(24)	787	-	856	-
Total Equity		**5,722**		**5,411**	
Provisions:		4,589	6	4,540	1
Employee benefits	(25)	1,941	1	2,070	1
Other provisions	(26)	2,648	5	2,470	-
Debt:	(27)	20,633	10	20,217	8
Asset-backed financing	(27)	9,708	3	9,479	2
Other debt	(27)	10,925	7	10,738	6
Other financial liabilities	(21)	97	-	157	-
Trade payables	(28)	4,843	262	5,052	292
Current tax payables		217	-	660	-
Deferred tax liabilities	(11)	170	-	111	-
Other current liabilities	(29)	2,666	28	2,495	28
Liabilities held for sale		-	-	-	-
Total Liabilities		**33,215**		**33,232**	
TOTAL EQUITY AND LIABILITIES		**38,937**		**38,643**	

141

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 STATEMENT OF CASH FLOWS PURSUANT TO CONSOB RESOLUTION 15519 OF JULY 27, 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

PURSUANT TO CONSOB RESOLUTION NO. 15519 OF JULY 27, 2006

2012 2011

(€ million) Note Total of which Related Parties (Note 35) Total of which Related Parties (Note 35)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (22) 5,639 3,686

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR:

Profit/(loss) 921 - 701 -

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases) 719 - 666 -

(Gains)/losses on disposal of:

Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments) (8) - (1) -

Investments 38 - (26) -

Other non-cash items (37) 192 - 289 -

Dividends received 80 80 57 57

Change in provisions 73 - 178 1

Change in deferred income taxes 103 - 101 -

Change in items due to buy-back commitments (37) (117) - 40 -

Change in operating lease items (37) (89) - (12) -

Change in working capital (37) (214) (9) 333 37

TOTAL 1,698 2,326

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets

(net of vehicles sold under buy-back commitments and operating leases) (1,349) - (993) -

Consolidated subsidiaries, net of cash acquired - - (99) (95)

Other equity investments (4) (4) (5) -

Proceeds from the sale of:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments) 32 - 10 -

Other investments 44 - 1 1

Net change in receivables from financing activities (37) (1,749) (14) (1,152) (61)

Change in other current securities 61 - (47) -

Other changes (9) - 19 -

TOTAL (2,974) (2,266)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued 584 - 2,557 -

Issuance of other medium-term borrowings 2,113 - 1,974 -

Repayment of other medium-term borrowings (1,791) - (1,231) -

Net change in other financial payables and other financial assets/liabilities (37) (109) (1) (1,429) (2,761)

Capital increase 10 - - -

Dividends paid (480) (77) (8) -

(Purchase)/sale of ownership interests in subsidiaries - - (1) -

TOTAL 327 1,862

Translation exchange differences (79) 31

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS (1,028) 1,953

F) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (22) 4,611 5,639

NOTES CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRINCIPAL ACTIVITIES

Fiat Industrial S.p.A. is a corporation organized under the laws of the Republic of Italy. Fiat Industrial S.p.A. and its subsidiaries (the “Group”) operate in approximately 40 countries. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and Industrial&Marine engines and transmission systems. The Group was formed on January 1st, 2011 through the demerger of activities from Fiat S.p.A. and their transfer to Fiat Industrial S.p.A. The assets and liabilities were transferred at their existing carrying amounts. For additional information, refer to the 2011 Consolidated Financial Statements.

The Group has its head office in Turin, Italy.

The consolidated financial statements are presented in Euros, the currency of the primary economic environment in which the Group operates.

Fiat Industrial - CNH merger

On May 30, 2012, Fiat Industrial S.p.A. invited the Board of Directors of CNH Global N.V. (“CNH”), in which Fiat Industrial holds an 87% stake, to explore the benefits of a combination in which the two companies would merge into a newly-incorporated Dutch company, or adopt a similar structure, at exchange ratios determined with reference to the undisturbed market prices of Fiat Industrial and CNH shares prior to the transaction being announced (i.e., March/April 2012). The objective of the transaction is to simplify the Group’s capital structure by creating a single class of liquid stock, with a primary listing in New York and a secondary listing in Europe (with Milan subsequently being selected), thereby establishing a true peer to the major North American-based capital goods players in both scale and capital market appeal.

Following completion of negotiations between Fiat Industrial and the Special Committee formed by CNH Global N.V.’s Board of Directors, on November 26, 2012, Fiat Industrial and CNH announced that they had entered into a definitive merger agreement. Under the terms of that agreement, Fiat Industrial and CNH will merge into a newly-incorporated Dutch company (“NewCo”) with Fiat Industrial shareholders receiving one NewCo share for each Fiat Industrial share held and CNH shareholders receiving 3.828 NewCo shares for each CNH share held. As also established in the agreement, on December 28, 2012, CNH paid minority shareholders a cash dividend of $10 per CNH share. The transaction will be subject to the customary closing conditions, including a cap on the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors of €325 million in aggregate. The merger is also subject to the approval of shareholders of both Fiat Industrial and CNH.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED NOTES

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

As the merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3. Accordingly, no adjustments will be made to the carrying amounts of the assets and liabilities of Fiat Industrial or CNH. This will result in the amounts recognized in the consolidated statement of financial position post-merger being equal to those reported in the statement of financial position for Fiat Industrial Group pre-merger. The only significant accounting effect of the transaction will be the attribution to owners of the parent company post-merger of the non-controlling interests in CNH Global N.V.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The 2012 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are also prepared in accordance with the IFRSs adopted by the European Union, and with the provisions implementing article 9 of Legislative Decree no. 38/2005. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuingly difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the capital goods sector. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit is the measure used by management to assess the trading performance of the Group’s businesses and is therefore, together with Operating Profit, one of the measures of segment profit that the Group presents under IFRS. Trading Profit is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist them in their assessment of the trading performance of Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other “unusual” income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value.

Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability.

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

Management excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the Statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remainder are obtained from Fiat Industrial S.p.A. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current liabilities in the Consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.

The Statement of cash flows is presented using the indirect method.

In connection with the requirements of the Consob Resolution No. 15519 of July 27, 2006 as to the format of the financial statements, specific supplementary Income Statement, Statement of Financial Position and Statement of Cash Flows formats have been added for related party transactions so as not to compromise an overall reading of the statements.

Basis of consolidation

Subsidiaries

Subsidiaries are enterprises controlled by the Group, as defined in IAS 27 - Consolidated and Separate Financial Statements. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED NOTES

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS). The fair value of any investment retained in the former subsidiary is measured in accordance with IAS 39, IAS 28 or IAS 31, depending on the type of investment.

Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

Jointly controlled entities

Jointly controlled entities are enterprises in which the Group has contractually agreed sharing of control or for which a contractual arrangement exists whereby two or more parties undertake an economic activity that is subject to joint control. Investments in jointly controlled entities are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence, but not control or joint control, over the financial and operating policies, as defined in IAS 28 - Investments in Associates. The consolidated financial statements include the Group’s share of the earnings of associates using the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s balance sheet, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in other comprehensive income until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in the profit or loss of the period. Investments in other companies for which fair value is not available or is not reliable are stated at cost less any impairment losses. Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains and losses arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

The principal exchange rates used in 2012 and 2011 to translate into Euros the financial statements prepared in currencies other than the Euro were as follows:

Average 2012 At December 31, 2012 Average 2011 At December 31, 2011

U.S. dollar 1.285 1.319 1.392 1.294

Pound sterling 0.811 0.816 0.868 0.835

Swiss franc 1.205 1.207 1.233 1.216

Polish zloty 4.185 4.074 4.121 4.458

Brazilian real 2.508 2.704 2.327 2.416

Argentine peso 5.836 6.478 5.742 5.561

In the context of IFRS First-time Adoption, the cumulative translation difference arising from the consolidation of foreign operations outside the Euro zone was set at nil, as permitted by IFRS 1; gains or losses on subsequent disposal of any foreign operation only include accumulated translation differences arising after January 1, 2004.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED NOTES

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

Business Combinations

Business combinations are accounted for by applying the acquisition method. Under this method, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for the following which are measured in accordance with the relevant standard:

deferred tax assets and liabilities;

assets and liabilities relating to employee benefit arrangements;

liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree;

assets (or disposal groups) that are classified as held for sale.

Goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase.

Non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis.

Any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the consolidated financial statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the previous version of IFRS 3.

Intangible assets

Goodwill

Goodwill arising on business combinations is initially measured at cost as established at the acquisition date, as defined in the above paragraph. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

On disposal of part or whole of a business which was previously acquired and which gave rise to the recognition of goodwill, the remaining amount of the related goodwill is included in the determination of the gain or loss on disposal.

In the context of IFRS First-time Adoption, the Fiat Group elected not to apply IFRS 3 - Business Combinations retrospectively to the business combinations that occurred before January 1, 2004; as a consequence, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, subject to impairment testing at that date.

Development costs

Development costs for vehicle project production (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years

Trucks and Buses 4-8

Agricultural and Construction Equipment 5

Engines 8-10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives consist principally of acquired trademarks which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 - Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at acquisition or production cost.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Iveco.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful lives of the assets as follows:

Depreciation rates

Buildings

2.5% - 10%

Plant, machinery and equipment

6.25% - 20%

Other assets

10% - 25%

Land is not depreciated.

Finance leases

Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.

Leased assets

Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS

23 - Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. If indicators of impairment are present, the carrying amount of the asset is reduced to its recoverable amount. Intangible assets with indefinite useful life are tested for impairment annually, or more frequently, if there is an indication that an asset may be impaired.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset is the higher of its fair value less disposal costs and its value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount. Where an impairment loss for assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Financial instruments

Presentation

Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

Current financial assets, as defined in IAS 39, include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held-for-trading securities.

Financial liabilities refer to debt, which includes asset-backed financing, and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the section Basis of consolidation.

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 - Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value (corresponding to acquisition cost), including transaction costs.

Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques e.g. discounted cash flow analysis based on market information available at the balance sheet date.

Gains and losses on available-for-sale financial assets are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss for the period; when the asset is impaired, accumulated losses are recognized to profit or loss. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in profit or loss for the period.

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the course of business), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

Fair value hedges - Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

Cash flow hedges - Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Transfers of financial assets

The Group derecognizes financial assets when, and only when, the contractual rights to the cash flows arising from the assets no longer hold or if the Group transfers the financial activities. When the Group transfers a financial asset: if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer; if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset; if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case: if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer; if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

Inventories

Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating leases) are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of construction contracts is based on the stage of completion determined as the proportion that cost incurred to the balance sheet date bears to the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in profit or loss when they become known.

Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

Employees of the Group participate in several defined benefit and/or defined contribution pension plans in accordance with local conditions and practices in the countries in which the Group operates.

The Group’s obligation to fund defined benefit pension plans and the annual cost recognized in profit or loss are determined on an actuarial basis using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the end of the previous year is amortized over the average remaining service lives of the employees (the “corridor approach”). It should be noted that in the context of IFRS First-time Adoption the Fiat Group elected to recognize all cumulative actuarial gains and losses existing at January 1, 2004 even though it decided to use the corridor approach for subsequent actuarial gains and losses.

The post-employment benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses, arising from the application of the corridor method and unrecognized past service cost, reduced by the fair value of plan assets. Any net asset resulting from this calculation is recognized at the lower of its amount and the total of any cumulative unrecognized net actuarial losses and past service cost, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

If changes are made to a plan that alter the benefits due for past service or if a new plan is introduced regarding past service then past service costs are recognized in profit or loss on a straight-line basis over the average period remaining until the benefits become vested. If a change is made to a plan that significantly reduces the number of employees who are members of the plan or that alters the conditions of the plan such that employees will no longer be entitled to the same benefits for a significant part of their future service, or if such benefits will be reduced, the profit or loss arising from such changes is immediately recognized in profit or loss.

All other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss, except for interest cost on unfunded defined benefit plans which is reported as part of Financial expenses.

Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

Post-employment plans other than pensions

The Group provides certain post-employment defined benefits, mainly health care plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

The scheme underlying the Employee leaving entitlements in Italy of the Italian Group companies (the TFR) was classified as a defined benefit plan until December 31, 2006. The legislation regarding this scheme and leading to this classification was amended by Law no. 296 of December 27, 2006 (the “2007 Finance Law”) and subsequent decrees and regulations issued in the first part of 2007. In view of these changes, and with specific reference to those regarding companies with at least 50 employees, this scheme only continues to be classified as a defined benefit plan in the consolidated financial statements for those benefits accruing up to December 31, 2006 (and not yet settled by the balance sheet date), while after that date the scheme is classified as a defined contribution plan.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Equity compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 - Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in profit or loss in the period in which the change occurs.

Treasury shares

Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

Revenue recognition

Revenue is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances and returns, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases when it is probable that the vehicle will be bought back. More specifically, vehicles sold with a buy-back commitment from Iveco are accounted for as Property, plant and equipment because agreements usually have a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. Assets sold under a buy-back commitment that are initially recognized in Property, plant and equipment are reclassified to Inventories at the end of the agreement term if they are held for sale. The proceeds from the sale of such assets are recognized as Revenues.

Revenues from construction contracts are recognized by reference to the stage of completion.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is provided.

Revenues also include lease rentals and interest income from financial services companies.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the financial services businesses, including the interest expense related to the financing of financial services businesses as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38 (see Notes 4 and 14).

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent that they relate to items directly charged or credited to other comprehensive income, in which case the related income tax effect is recognized in other comprehensive income. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and capital taxes, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for those arising from non-tax-deductible goodwill and those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences reverse or expire.

Dividends

Dividends payable by the Group are reported as a movement in equity in the period in which they are approved by shareholders in their Annual General Meeting.

Earnings per share

Basic earnings per share are calculated by dividing the profit/(loss) attributable to owners of the parent entity by the weighted average number of shares outstanding during the year.

For diluted earnings per share the weighted average number of shares outstanding has not been modified because no dilutive instruments have been issued by Fiat Industrial S.p.A.

Use of estimates

The preparation of financial statements and related disclosures that conform to IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and associated assumptions are based on elements known at the date of preparation of the financial statements, on historical experience and on other factors that are considered to be relevant. Actual results could differ from those estimates.

In this respect the situation caused by the profound economic and financial crisis which began in 2008 has led to the need to make assumptions regarding future performance which are characterized by significant uncertainty; as a consequence, therefore, it cannot be excluded that results may arise during the next year which differ from estimates, and which therefore might require adjustments, even significant, to be made to the carrying amount of the items in question, which at the present moment can clearly neither be estimated nor predicted. The main items affected by these situations of uncertainty are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-retirement benefits, deferred tax assets and contingent liabilities.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future, that management has made in the process of applying the Group accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on the Group’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or even worsen, this could lead to a further deterioration in the financial situation of the Group’s debtors compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the loss in value expected by the Group, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. Management reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. Management performs this review using estimates of future cash flows from the use or disposal of the asset and a suitable discount rate in order to calculate present value. If the carrying amount of a non-current asset is considered impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to its most recent business forecasts.

In view of the present economic and financial situation, the Group has the following considerations in respect of its future prospects: In this context, when preparing figures for the consolidated financial statements for the year ended December 31, 2012 and more specifically when carrying out impairment testing of tangible and intangible assets, the various segments of the Group have taken into account their performance for 2013 as forecast in the budgets of the Fiat Industrial Group, with assumptions and results consistent with the statements made in the section Significant events subsequent to the year end and outlook. In addition, for subsequent years they have taken into account the internal forecasts and targets for the years 2014 - 2016. These forecasts did not indicate the need to recognize any significant impairment losses.

In addition, should the assumptions underlying the forecast deteriorate further the following is noted:

The Group’s tangible assets and intangible assets with a finite useful life (which essentially regard development costs) relate to models or products having a high technological content in line with the latest environmental laws and regulations, which consequently renders them competitive in the present economic situation, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. As a result, therefore, despite the fact that the capital goods sector (in particular, commercial vehicles and construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, it is considered highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, in this way allowing the Group to achieve sufficient earnings flows to cover the investments, albeit over a longer timescale.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Around 96% of capitalized goodwill relates to the CNH business amounting to €1,840 million at December 31, 2012. Detailed analyses using various methodologies were carried out to test its recoverability; the underlying considerations are described in Note 14.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

The Group reports assets rented to customers or leased to them under operating leases as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. The Group recognizes income from such operating leases on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease inception date on the basis of published industry information and historical experience. Realization of the residual values is dependent on the Group’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2012 to ensure that write-downs were properly determined. It cannot however be excluded that additional write-downs may be needed if market conditions should deteriorate even further.

Sales allowances

At the later time of sale or the time an incentive is announced to dealers, the Group recognizes the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires management estimates based on different factors.

Product warranties

The Group makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims.

Pension and other post-retirement benefits

Group companies sponsor defined benefits plans in various countries, mainly in the United States, in the United Kingdom and in Germany.

Employee benefit liabilities and the related assets and the costs and net interest expense connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net liability or net asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the expected rate of return on plan assets, the growth rate of salaries and the growth rate of health care costs and takes into consideration the likelihood of potential future events by using parameters of a demographic nature such as mortality rates and dismissal or retirement rates. In particular, the discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined on the basis of expectations for long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Trends in health care costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Salary growth rates reflect the Group’s long-term actual expectation in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters are not recognized in the statement of financial position and in profit or loss when they arise but are recognized using the “corridor method” adopted by the Group: a detailed explanation of the way in which the method for recognizing the actuarial gains and losses arising from the measurement of the liabilities and assets relating to employee benefits works may be found in the Employee benefits section above.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and return on plan assets may significantly impact on the liability and the unrecognized actuarial gains and losses.

Realization of deferred tax assets

At December 31, 2012, the Group had deferred tax assets and theoretical tax benefits arising from tax loss carry forwards of €1,414 million, of which €498 million is not recognized in the financial statements. The corresponding totals at December 31, 2011 were €1,558 million and €502 million, respectively. Management has recorded these valuation allowances to reduce deferred tax assets to the amount that it believes it is probable will be recovered. In making these adjustments, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in the preceding paragraph relating to the recoverable amount of non-current assets. Moreover, the adjustments that have been recognized are considered to be sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking account of the fact that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a situation in which the time needed to exit from the crisis and for an economic recovery to occur extends beyond the term implicit in the above-mentioned estimates.

Contingent liabilities

The Group is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against the Group often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Accounting standards, amendments and interpretations adopted from January 1, 2012

On October 7, 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures. The amendments allow users of financial statements to improve their understanding of transfers (“derecognition”) of financial assets, including an understanding of the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of a transfer transaction is undertaken at the end of a reporting period, and is applicable on a prospective basis. The Group adopted the amendments from January 1, 2012. The application of these amendments did not have any significant effect on the measurement of the related items in the financial statements and had limited effects on the disclosures presented in this Annual Report; in this regard, reference should be made to the above paragraph Transfers of financial assets and to Note 19 with reference to the transfer of receivables.

Accounting standards, amendments and interpretations effective from January 1, 2012 but not applicable to the Group

On December 20, 2010, the IASB issued amendments to IAS 12 - Income Taxes which clarify the accounting for deferred tax relating to investment properties measured at fair value. The amendments introduce the presumption that the carrying amount of deferred taxes relating to investment properties measured at fair value under IAS 40 will be recovered through sale. As a result of the amendments, SIC - 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets no longer applies. The amendments should be applied retrospectively from January 1, 2012. The matters addressed by the amendments do not apply to the Group.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The accounting standards, amendments and interpretations described in the following have already been endorsed by the European Union at the date of this Annual Report.

On May 12, 2011, the IASB issued IFRS 10 - Consolidated Financial Statements replacing SIC - 12 - Consolidation-Special Purpose Entities and parts of IAS 27 - Consolidated and Separate Financial Statements (which has been renamed Separate Financial Statements and addresses the accounting treatment of investments in separate financial statements). The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard is effective retrospectively from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On May 12, 2011, the IASB issued IFRS 11 - Joint Arrangements superseding IAS 31 - Interests in Joint Ventures and SIC - 13 - Jointly Controlled Entities - Non-monetary Contributions by Venturers. The new standard provides the criteria for identifying joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form, and requires the use of a single method to account for interests in jointly controlled entities, the equity method. The standard is effective retrospectively from January 1, 2013. Following the issue of the new standard, IAS 28 - Investments in Associates has been amended to include accounting for investments in jointly controlled entities in its scope of application (from the effective date of the standard). The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On May 12, 2011, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities, a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other unconsolidated vehicles. The standard is effective for annual periods beginning after January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On May 12, 2011, the IASB issued IFRS 13 - Fair Value Measurement, which clarifies the determination of fair value for the purpose of the financial statements and is applicable to all IFRSs permitting or requiring a fair value measurement or the presentation of disclosures based on fair value. The standard is effective prospectively from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On June 16, 2011, the IASB issued an amendment to IAS 19 - Employee Benefits, applicable retrospectively from the year beginning January 1, 2013. The amendment modifies the requirements for recognizing defined benefit plans and termination benefits. The main changes concerning defined benefit plans regard the recognition of the entire plan deficit or surplus in the balance sheet, the introduction of net interest expense and the classification of net interest expense arising from defined benefit plans. In detail: Recognition of the plan deficit or surplus: the amendment removes the previous option of being able to defer actuarial gains and losses under the “corridor method”, requiring these to be recognized directly in other comprehensive income. In addition, the amendment requires the immediate recognition of past service costs in profit or loss.

Net interest expense: the concepts of interest expense and expected return on plan assets are replaced by the concept of net interest expense on the net plan deficit or surplus, which consists of: the interest expense calculated on the present value of the liability for defined benefit plans, the interest income arising from the valuation of the plan assets, and the interest expense or income arising from any limits to the recognition of the plan surplus.

Net interest expense is calculated for all components by using the discount rate applied for measuring the obligation for defined benefit plans at the beginning of the period. In accordance with the current version of IAS 19, the expected return on plan assets is calculated by using a long-term expected rate of return.

Classification of net interest expense: in accordance with the new definition of net interest expense set out in the standard, net interest expense on defined benefit plans will be recognized as Financial income/(expenses) in the income statement. Under the current version of IAS 19, the Group is recognizing all the income and expense arising from the measurement of defined benefit plans by functional area, except for the financial cost relating to unfunded defined benefit plans which is included in Financial income/(expenses).

In accordance with the transitional rules included in paragraph 173 of IAS 19, the Group will apply this amendment retrospectively from January 1, 2013, adjusting the balances of the balance sheet at December 31, 2011 and the income statement balances for 2012 as if the amendments to IAS 19 had always been applied. At the date of this report, the Group has calculated that the adoption of the standard will lead to a decrease in equity of €168 million and €324 million at December 31, 2011 and 2012, respectively, and a decrease of €18 million in net income for 2012.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

On June 16, 2011, the IASB issued an amendment to IAS 1 - Presentation of Financial Statements requiring companies to group items presented in comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendment is applicable for periods beginning on or after July 1, 2012; the Group will apply this amendment from January 1, 2013. Applying this amendment will have no effect on the measurement of items in the financial statements.

On December 16, 2011, the IASB issued certain amendments to IAS 32 - Financial Instruments: Presentation to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

On December 16, 2011, the IASB issued certain amendments to IFRS 7 - Financial Instruments: Disclosures. The amendments require information about the effect or potential effect of netting arrangements for financial assets and liabilities on an entity’s financial position. Entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively. Applying these amendments will have no effect on the measurement of items in the Group’s financial statements.

The European Union had not yet completed its endorsement process for the following standards and amendments at the date of this Annual Report: On November 12, 2009, the IASB issued a new standard IFRS 9 - Financial Instruments that was subsequently amended. The standard, having an effective date for mandatory adoption of January 1, 2015 retrospectively, represents the completion of the first part of a project to replace IAS 39 and introduces new requirements for the classification and measurement of financial assets and financial liabilities. The new standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. The most significant effect of the standard regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value attributable to changes in the credit risk of financial liabilities designated as at fair value through profit or loss. Under the new standard these changes are recognized in other comprehensive income and are not subsequently reclassified to profit or loss.

On May 17, 2012, the IASB issued a set of amendments to IFRSs (“Annual Improvements to IFRSs 2009-2011 Cycle”) that are applicable retrospectively from January 1, 2013; set out below are those that will lead to changes in the presentation, recognition or measurement of financial statement items, excluding those that only regard changes in terminology or editorial changes having a limited accounting effect and those that affect standards or interpretations that are not applicable to the Group:

IAS 1 - Presentation of Financial Statements: the amendment clarifies the way in which comparative information should be presented when an entity changes accounting policies and when an entity provides comparative information in addition to the minimum comparative financial statements; IAS 16 - Property, Plant and Equipment: the amendment clarifies that items such as spare parts, stand-by equipment and servicing equipment shall be recognized in accordance with IAS 16 when they meet the definition of property, plant and equipment, otherwise such items shall be classified as inventory; IAS 32 - Financial instruments: Presentation: the amendment eliminates an inconsistency between IAS 12 - Income Taxes and IAS 32 concerning the recognition of taxation arising from distributions to shareholders, establishing that this shall be recognized in profit or loss to the extent the distribution refers to income generated by transactions originally recognized in profit or loss; IAS 34 - Interim Financial Reporting: the amendment clarifies that the disclosures for total assets and total liabilities for a particular reportable segment shall be provided if and only if: a) a measure of total assets and liabilities, or both, is regularly provided to the chief operating decision maker, and b) there has been a material change from the amount disclosed in the last annual financial statements for that reportable segment.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

RISK MANAGEMENT

Credit risk

The Group’s credit concentration risk differs in relation to the activities carried out by the individual segments and various sales markets in which the Group operates; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market for Iveco, and in North America for CNH, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

Liquidity risk

The Group is exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of Group companies are monitored on a centralized basis, under the control of the Group Treasury. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of the Group’s capital resources.

Additionally, as part of its activities the Group regularly carries out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets necessitate giving special attention to the management of liquidity risk. In that sense measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges over the next few years. The Group therefore plans to meet its requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

Interest rate risk and currency risk

As a multinational group that has operations throughout the world, the Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group regularly assesses its exposure to interest rate and foreign currency risk and manages those risks through the use of derivative financial instruments in accordance with its established risk management policies.

The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges, mainly to hedge: the currency risk on financial instruments denominated in foreign currency; the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining: the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for; the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 21. Additional qualitative information on the financial risks to which the Group is exposed is provided in Note 33.

SCOPE OF CONSOLIDATION

The consolidated financial statements of the Group as of December 31, 2012 include Fiat Industrial S.p.A. and 204 consolidated subsidiaries in which Fiat Industrial S.p.A., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. A total of 193 subsidiaries were consolidated at December 31, 2011.

Excluded from consolidation are 23 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 18 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

There have been no significant changes in the scope of consolidation during 2012. The following changes occurred:

The Group has consolidated the income statement of its investment in Iveco Finance Holdings Limited (“IFHL”), renamed Iveco Capital Limited during 2012, on a line-by-line basis since January 1, 2012, while the balance sheet was first consolidated on a line-by-line-basis at December 31, 2011. Additional information on the accounting treatment of this transaction is included in the paragraph Business combinations below.

The Group has consolidated its interest in Iveco Provence group (formerly known as the Patascia group) on a line-by-line basis since January 1, 2012; Iveco acquired a 100% interest in this dealer in the second quarter of 2011, but it was not consolidated on a line-byline basis in the Fiat Industrial Group financial statements at December 31, 2011 due to a lack of certain of the information required to prepare the notes in a consistent manner. The total assets and net revenues of Iveco Provence group were considered not significant compared to those of the Group and the interest in this group was accounted for using the equity method at that date.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

For completeness of information, it is recalled that in December 2012 CNH sold its 20% interest in Kobelco Construction Machinery Co., Ltd., an associate previously accounted for using the equity method.

Interests in jointly controlled entities (16 companies at December 31, 2012 and 2011) are accounted for using the equity method. Condensed financial information relating to the Group’s pro-rata interest in these entities is as follows:

(€ million) At December 31, 2012 At December 31, 2011

Non-current assets 282 262

Current assets 913 931

Total Assets 1,195 1,193

Debt 232 194

Other liabilities 548 573

The combined amounts of the Group’s share in the principal income statement items of jointly controlled entities accounted for using the equity method are as follows:

(€ million) 2012 2011

Net revenues 1,517 1,421

Trading profit/(loss) 80 77

Operating profit/(loss) 81 78

Profit/(loss) before taxes 75 90

Profit/(loss) 61 71

At December 31, 2012, 6 associates are accounted for using the equity method (8 associates at December 31, 2011), while 3 associates, that in aggregate are of minor importance, are accounted for using the cost method (3 associates at December 31, 2011). The main aggregate amounts related to the Group interests in associates are as follows:

(€ million) At December 31, 2012 At December 31, 2011

Total assets 804 1,239

Total liabilities 714 1,049

(€ million) 2012 2011

Net revenues 589 586

Profit/(loss) 11 18

The main aggregate amounts related to the Group’s interests in associates accounted for using the cost method are as follows:

(€ million) At December 31, 2012 At December 31, 2011

Total assets 91 101

Liabilities 88 87

(€ million) 2012 2011

Net revenues 20 49

Profit/(loss) (6) (6)

BUSINESS COMBINATIONS

No business combinations took place in 2012.

Acquisition of Iveco Capital Limited

During the fourth quarter of 2011, the Group established the means for carrying out a mutual dissolution of the joint venture with Barclays, IFHL, renamed Iveco Capital Limited during 2012, which managed the financial services activities (end customers and dealers) of Iveco in Italy, Germany, France, the UK and Switzerland. In accordance with that agreement, Iveco has had to arrange for financing the new portfolio of Iveco Capital Limited since January 1, 2012, and in May 2012 purchased the remaining 51% of Iveco Capital Limited from Barclays at a price of €119 million, thereby acquiring 100% ownership.

Financial services provided to end customers are now managed in the following manner: secured funding with Barclays of the outstanding portfolio at December 31, 2011; vendor program agreements with BNP-Paribas in Germany and in France for the new portfolio originating on or after January 1, 2012; an agreement in Italy with Intesa Sanpaolo for financing the new portfolio; direct financing of the portfolio in Switzerland and in the UK. The funding of dealer financing activities is ensured through a three-years pan-European securitization program with Barclays.

In terms of the accounting treatment of this operation, it is recalled that, in consideration of the agreements entered into with Barclays at the end of December 2011, the Group accounted for its investment in Iveco Capital Limited at December 31, 2011 by consolidating the company’s balance sheet on a line-by-line basis at that date. The operation was treated as a business combination achieved in stages in accordance with IFRS 3 - Business Combinations.

As permitted by this standard, the identifiable assets acquired and the identifiable liabilities assumed were provisionally recognized at their carrying amounts in the consolidated financial statements of Iveco Capital Limited at December 31, 2011 while waiting for the calculation of the fair value of certain items at the Acquisition date (identified as December 31, 2011) to be completed. This measurement process was completed during the third quarter of 2012 and led to the conclusion that the provisional values represent their fair value at the Acquisition date, except for an insignificant change in debt (€1 million) with a corresponding change in goodwill. The identifiable assets acquired and liabilities assumed were therefore recognized at their Acquisition date fair value, except for deferred taxes and certain obligations associated with employee benefits which were recognized in accordance with the applicable standard, as required by IFRS 3:

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

(€ million) At the Acquisition date

Intangible assets 3

Property, plant and equipment -

Investments and other financial assets -

Leased assets 5

Defined benefit plan assets -

Deferred tax assets 48

Total non-current assets 56

Inventories 17

Trade receivables 76

Receivables from financing activities 2,613

Current tax receivables 1

Other current assets 22

Current financial assets -

Cash and cash equivalents 30

Total current assets 2,759

Assets held for sale -

Total assets acquired (a) 2,815

Provisions 8

Debt 2,433

Other financial liabilities -

Trade payables 106

Current tax payables -

Deferred tax liabilities 23

Other current liabilities 21

Liabilities held for sale -

Total liabilities assumed (b) 2,591

Net assets acquired/(net liabilities assumed) (a) - (b) 224

Goodwill arising from the acquisition, amounting to €10 million, was determined at the end of the measurement period as follows:

(€ million) At the Acquisition date

Consideration due for the purchase of the remaining interest of 51% 119

Fair value of the previously-held interest (49%) 115

Amount assigned to non-controlling interests -

Less: Net assets acquired (224)

Goodwill 10

The recognition of goodwill is based on the favorable earnings prospects of the business forming part of the transaction, also given the fact that in this way Iveco will now be able to fully benefit from the financial services activity in Western Europe, of which it previously enjoyed only 49% since the joint venture held the exclusive management rights to this activity.

The 49% interest previously held in Iveco Capital Limited as an associate was recognized at the Acquisition date fair value and the income of €1 million resulting from measuring it in this way was included in Gains/(losses) on the disposal of investments in 2011. Costs connected with the acquisition, amounting to approximately €1 million, were excluded from the consideration and recognized as a 2011 expense in Gains/(losses) on the disposal of investments.

Consideration for this business combination is set out below, together with the resulting cash flows:

(€ million) At the Acquisition date

Consideration paid 119

Deferred consideration -

Total Consideration 119

Cash and cash equivalents paid 119

Cash and cash equivalents received (30)

Total cash flows paid/(received) 89

At the Acquisition date Iveco Capital Limited’s identifiable assets acquired and liabilities assumed included trade receivables of €76 million and receivables from financing activities of €2,613 million. The gross amount due in respect of receivables from financing activities was €2,703 million, of which €90 million considered of doubtful recovery.

Only the balance sheet of the acquired business was consolidated on a line-by-line basis at December 31, 2011; if the acquisition had taken place with effect from January 1, 2011, the Group’s net revenues for that year would have increased by €154 million, while the net profit for that year would have decreased by €6 million.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

Net revenues may be analyzed as follows:

(€ million) 2012 2011

Sales of goods 24,053 22,732

Interest income from customers and other financial income of financial services companies 789 680

Rendering of services 604 530

Rents on assets sold with a buy-back commitment 165 188

Rents on operating leases 154 146

Other 20 13

Total Net revenues 25,785 24,289

2. Cost of sales

Cost of sales comprises the following:

(€ million) 2012 2011

Interest cost and other financial expenses from financial services companies 672 729

Other costs of sales 20,253 19,309

Total Cost of sales 20,925 20,038

3. Selling, general and administrative costs

Selling costs amount to €1,002 million in 2012 (€947 million in 2011) and mainly comprise marketing, advertising and sales personnel costs.

General and administrative costs amount to €1,181 million in 2012 (€1,055 million in 2011) and mainly comprise expenses which are not attributable to sales, production and research and development functions.

4. Research and development costs

In 2012, Research and development costs of €560 million (€505 million in 2011) comprise all the research and development costs not recognized as assets in the year, amounting to €362 million (€342 million in 2011), and the amortization of capitalized development costs of €198 million (€163 million in 2011). During 2012, the Group incurred new expenditure for capitalized development costs of €533 million (€400 million in 2011).

5. Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6. Gains/(losses) on the disposal of investments

Net losses on the disposal of investments amount to €38 million in 2012, mainly due to the sale of the 20% interest in Kobelco Construction Machinery Co., Ltd. The gain of €26 million in 2011 included, for an amount of €25 million, the accounting effects arising from the increase to 100% of the Group’s interest in the joint venture L&T - Case Equipment Private Limited.

7. Restructuring costs

This item amounts to €166 million in 2012, mainly relating to Iveco. Restructuring costs in 2011 amounted to €95 million, again mainly relating to Iveco.

8. Other unusual income/(expenses)

In 2012 Other unusual expenses amounts to €13 million, mainly related to costs for the rationalization of strategic suppliers. In 2011 this item amounted to an income of €12 million, mainly arising from the release to income of a provision for risks that was no longer required, in connection with a minor investee.

9. Financial income/(expenses)

In addition to the items included in the specific lines of the income statement, Net financial income/(expenses) in 2012 also includes the Interest income from customers and other financial income of financial services companies included in Net revenues for €789 million (€680 million in 2011) and Interest expense and other financial charges from financial services companies included in Cost of sales for €672 million (€729 million in 2011).

A reconciliation to the income statement is provided under the following table.

(€ million) 2012 2011

Financial income:

Interest earned and other financial income 45 76

Interest income from customers and other financial income of financial services companies 789 680

Total financial income 834 756

of which:

Financial income, excluding financial services companies (a) 45 76

Interest and other financial expenses:

Interest expense and other financial expenses 927 992

Write-downs of financial assets 169 302

Interest costs on employee benefits 67 68

Total interest and other financial expenses 1,163 1,362

Net (income)/expenses from derivative financial instruments and exchange losses 12 (11)

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange losses 1,175 1,351 of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies (b) 503 622

Net financial income/(expenses) excluding financial services companies (a) - (b) (458) (546)

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Interest earned and other financial income may be analyzed as follows:

(€ million) 2012 2011

Interest income from banks 12 19

Other interest income and financial income 33 57

Total Interest income and other financial income 45 76

Interest cost and other financial expenses may be analyzed as follows:

(€ million) 2012 2011

Interest expenses on bonds 322 309

Bank interest expenses 200 171

Interest expenses on trade payables 2 5

Commission expenses 9 6

Other interest cost and financial expenses 394 501

Total Interest cost and other financial expenses 927 992

Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing. In 2011 this item also included a non-recurring charge of €72 million determined after the Demerger on the basis of market values and relating to the early repayment of the outstanding medium-term financial payables due to the Fiat Group at December 31, 2010.

10. Result from investments

In 2012 the net gain of €81 million (a net gain of €86 million in 2011) includes the Group’s share of €86 million (€97 million in 2011) in the net profit or loss of investees accounted for using the equity method, and a net loss of €5 million (a net loss of €11 million in 2011) consisting of impairment losses and reversals of impairment losses, accruals to the investment provision and dividend income. In detail the item mainly includes (amounts in € million): entities of CNH 82 (85 in 2011) and entities of Iveco -2 (2 in 2011).

11. Income taxes

Income taxes consist of the following:

(€ million) 2012 2011

Current taxes:

IRAP 25 34

Other taxes 425 322

Total Current taxes 450 356

Deferred taxes for the period:

IRAP 3 (5)

Other taxes 110 118

Total Deferred taxes 113 113

Taxes relating to prior periods 1 (1)

Total Income taxes 564 468

Overall, the increase in the charge for current taxes in 2012 with respect to 2011 is mainly due to an increase in the taxable profits of non-Italian companies. Taxes relating to prior periods include the costs arising from certain disputes with tax authorities net of adjustments to tax contingency reserves.

The effective tax rate for 2012 (excluding current and deferred IRAP) was 36% (effective tax rate of 37.5% in 2011).

A reconciliation between the tax charges recorded in the consolidated financial statements and the statutory tax charge, calculated on the basis of the statutory tax rate in effect in Italy, is as follows:

(€ million)

2012 2011

Statutory income taxes 408 321

Tax effect of permanent differences (74) (46)

Taxes relating to prior years 1 (1)

Difference between foreign tax rates and the statutory Italian tax rate 66 84

Deferred taxes relating to prior years (14) (32)

Deferred tax assets not recognized 156 84

Use of tax losses for which no deferred tax assets were previously recognized - (1)

Other differences (7) 30

Current and deferred income tax recognized in the financial statements, excluding IRAP 536 439

IRAP (current and deferred) 28 29

Current and deferred income tax recognized in the financial statements 564 468

Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, in order to render the reconciliation between recognized income taxes and statutory income taxes more meaningful, IRAP tax is not taken into consideration; statutory income taxes are determined by applying only the tax rate in effect in Italy (IRES equal to 27.5% in 2012 and in 2011) to Profit/(loss) before taxes.

Permanent differences in the above reconciliations include the tax effect of non-taxable income of €152 million in 2012 (€83 million in 2011) and of non-deductible costs of €78 million in 2012 (€37 million in 2011).

Deferred tax assets had an overall negative effect of €142 million on the reconciliation in 2012 as the result of the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of €156 million, partially offset by the recognition of previously unrecognized deferred tax assets of €14 million.

Other differences included unrecoverable withholding tax for €26 million in 2012 (€27 million in 2011).

Net deferred tax assets at December 31, 2012 consist of deferred tax assets, net of deferred tax liabilities, which have been offset where possible by the individual consolidated companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(€ million)

At December 31, 2012 At December 31, 2011

Deferred tax assets 1,086 1,167

Deferred tax liabilities (170) (111)

Total 916 1,056

The decrease in net deferred tax assets, as analyzed in the following table, is mainly due to the following:

for €113 million to the effect recognized in profit or loss of the utilization, net of valuation allowances, of deferred tax assets/liabilities recognized on temporary differences and tax losses arising during the year;

for €4 million relating to the negative tax effect of items recognized directly in equity; and

for €31 million to the effect of foreign exchange differences (exchange losses of €28 million) and other changes (decreases €3 million).

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

Deferred tax assets, net of Deferred tax liabilities may be analyzed by source as follows:

(€ million)	At December 31, 2011	Recognized in profit or loss	Recognized in equity	Translation differences and other changes	At December 31, 2012
Deferred tax assets arising from:					
Taxed provisions	658	65	-	(17)	706
Inventories	111	28	-	(2)	137
Taxed allowances for doubtful accounts	145	22	-	(7)	160
Provision for employee benefits	346	(36)	-	(3)	307
Intangible assets	223	(23)	-	-	200
Write-downs of financial assets	13	(1)	-	-	12
Measurement of derivative financial instruments	36	(15)	(5)	1	17
Other	248	(8)	-	(45)	195
Total Deferred tax assets	**1,780**	**32**	**(5)**	**(73)**	**1,734**
Deferred tax liabilities arising from:					
Accelerated depreciation	(308)	(21)	-	8	(321)
Deferred tax on gains on disposal	-	-	-	-	-
Inventory	(79)	(2)	-	2	(79)
Provision for employee benefits	(21)	1	-	-	(20)
Capitalization of development costs	(238)	(72)	-	5	(305)
Other	(212)	(29)	9	10	(222)
Total Deferred tax liabilities	**(858)**	**(123)**	**9**	**25**	**(947)**
Theoretical tax benefit arising from tax loss carryforwards	**636**	**(15)**	**-**	**6**	**627**
Adjustments for assets whose recoverability is not probable	**(502)**	**(7)**	**-**	**11**	**(498)**
Total Deferred tax assets, net of Deferred tax liabilities	**1,056**	**(113)**	**4**	**(31)**	**916**

The decision to recognize Deferred tax assets is taken for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences (€1,734 million at December 31, 2012 and €1,780 million at December 31, 2011) and tax loss carryforwards (€627 million at December 31, 2012 and €636 million at December 31, 2011) have been reduced by €498 million at December 31, 2012 and by €502 million at December 31, 2011.

In particular, Deferred tax assets, net of Deferred tax liabilities, include €215 million at December 31, 2012 (€268 million at December 31, 2011) of tax benefits arising from tax loss carryforwards. At December 31, 2012, a further tax benefit of €411 million (€368 million at December 31, 2011) arising from tax loss carryforwards has not been recognized.

176

Deferred taxes have not been provided on the undistributed earnings of subsidiaries since the Group is able to control the timing of the distribution of these reserves and it is probable that they will not be distributed in the foreseeable future.

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2012, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

(€ million)	Total at December 31, 2012	2013	2014	2015	2016	Beyond 2016	Unlimited/ indeterminable
							Year of expiry
Temporary differences and tax losses relating to State taxation (IRES in the case of Italy):							
Deductible temporary differences	5,303	2,582	507	483	487	1,209	35
Taxable temporary differences	(2,759)	214	(680)	(684)	(662)	(881)	(66)
Tax losses	2,124	71	43	17	48	573	1,372
Temporary differences and tax losses for which deferred tax assets have not been recognized	(2,199)	(290)	(76)	(57)	(74)	(272)	(1,430)
Temporary differences and tax losses relating to State taxation	**2,469**	**2,577**	**(206)**	**(241)**	**(201)**	**629**	**(89)**
Temporary differences and tax losses relating to local taxation (IRAP in the case of Italy):							
Deductible temporary differences	1,270	394	198	173	141	350	14
Taxable temporary differences	(254)	(30)	(25)	(25)	(25)	(149)	-
Tax losses	351	-	-	1	1	90	259
Temporary differences and tax losses for which deferred tax assets have not been recognized	(48)	(20)	(9)	(9)	(5)	50	(55)
Temporary differences and tax losses relating to local taxation	**1,319**	**344**	**164**	**140**	**112**	**341**	**218**

12. Other information by nature

The income statement includes personnel costs for €3,464 million in 2012 (€3,296 million in 2011).

An analysis of the average number of employees by category is as follows:

	2012	2011
Managers	899	844
White-collar	23,083	21,177
Blue-collar	43,475	42,411
Average number of employees	**67,457**	**64,432**

13. Earnings/(loss) per share

On May 21, 2012, following the resolution adopted by shareholders in an extraordinary general meeting held on April 5, 2012, the procedure commenced for the mandatory conversion of all the 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial S.p.A. into 130,241,397 of the Company's ordinary shares having the same features as the outstanding ordinary shares, with enjoyment rights from January 1, 2012, using a ratio of 0.700 for the preference shares and 0.725 for the savings shares. Since that date, therefore, only the ordinary shares of Fiat Industrial S.p.A. are traded on the Borsa Italiana Electronic Stock Exchange and the Company's fully-paid share capital of €1,919,433,144.74 consists of 1,222,568,882 shares each of par value €1.57. For further information about conversion, reference should be made to the paragraph Share capital in Note 24.

Fiat Industrial Consolidated Financial Statements

177

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

To calculate basic earnings per share for 2012, the profit/(loss) attributable to the owners of the parent was divided by the weighted average number of shares outstanding during the year taking into account the number of ordinary shares existing after the conversion.

Basic earnings per share has been calculated for 2011 by considering the number of ordinary, preferred and savings shares of Fiat Industrial S.p.A. outstanding at December 31, 2011; the portion of the result attributable to each class of share has been calculated on the basis of the respective rights to receive dividend. For the purpose of the calculation of earnings per share, however, the amount of the dividends contractually due to each class of share on the theoretical total distribution of profit has been subtracted from the Profit/(loss) attributable to the owners of the parent. The amount obtained in this way has then been divided by the number of outstanding shares.

The following table sets out the profit/(loss) attributable to the owners of the parent, the profit/(loss) attributable to each class of shares and the weighted average number of outstanding shares used to calculate basic earnings per share for 2012 and 2011:

		2012				2011
		Ordinary shares	Ordinary shares	Preference shares	Savings shares	Total
Profit/(loss) for the period attributable to owners of the parent	€ million	810				624
Preferred dividends declared for the period	€ million		-	10	7	17
Profit/(loss) equally attributable to all classes of shares	€ million	810	531	41	35	607
Profit/(loss) attributable to each class of shares	€ million	**810**	531	51	42	624
Weighted average number of shares outstanding	thousand	**1,222,560**	1,092,327	103,292	79,913	1,275,532
Basic Earnings/(loss) per share	€	**0.663**	0.487	0.487	0.533	

Since the Group has no equity instruments having dilutive effects, the figures used to calculate diluted earnings per share are the same as those used to calculate basic earnings per share.

For completeness of information, basic and diluted earnings per share 2011 was also redetermined assuming the conversion of all preference and savings shares into Fiat Industrial S.p.A. ordinary shares as if it had occurred at the beginning of the same year. The post-conversion basic and diluted earnings per share for the year would have been €0.511.

14. Intangible assets

In 2012 and in 2011 changes in the gross carrying amount of Intangible assets were as follows:

(€ million)	At December 31, 2011	Additions	Divestitures	Translation differences and other changes	At December 31, 2012
Goodwill	2,464	-	-	(40)	**2,424**
Trademarks and other intangible assets with indefinite useful lives	226	-	-	(5)	**221**
Development costs externally acquired	650	99	-	(5)	**744**
Development costs internally generated	2,367	434	(15)	(56)	**2,730**
Total Development costs	3,017	533	(15)	(61)	**3,474**
Patents, concessions and licenses externally acquired	689	33	-	(10)	**712**
Other intangible assets externally acquired	476	36	(6)	(9)	**497**
Advances and intangible assets in progress externally acquired	8	9	-	(5)	**12**
Total gross carrying amount of Intangible assets	6,880	611	(21)	(130)	**7,340**

178

(€ million)	At December 31, 2010	Additions	Divestitures	Translation differences and other changes	At December 31, 2011
Goodwill	2,359	-	-	105	2,464
Trademarks and other intangible assets with indefinite useful lives	219	-	-	7	226
Development costs externally acquired	582	68	-	-	650
Development costs internally generated	2,026	332	(4)	13	2,367
Total Development costs	2,608	400	(4)	13	3,017
Patents, concessions and licenses externally acquired	638	20	-	31	689
Other intangible assets externally acquired	423	30	(1)	24	476
Advances and intangible assets in progress externally acquired	7	7	-	(6)	8
Total gross carrying amount of Intangible assets	6,254	457	(5)	174	6,880

In 2012 and in 2011 changes in accumulated amortization and impairment losses were as follows:

(€ million)	At December 31, 2011	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2012
Goodwill	527	-	-	-	(10)	517
Trademarks and other intangible assets with indefinite useful lives	46	-	-	-	(1)	45
Development costs externally acquired	332	66	-	-	(5)	393
Development costs internally generated	1,207	132	-	(7)	(40)	1,292
Total Development costs	1,539	198	-	(7)	(45)	1,685
Patents, concessions and licenses externally acquired	519	45	-	-	(12)	552
Other intangible assets externally acquired	340	36	-	(2)	(7)	367
Advances and intangible assets in progress externally acquired	-	-	-	-	-	-
Total accumulated amortization and impairment of Intangible assets	2,971	279	-	(9)	(75)	3,166

(€ million)	At December 31, 2010	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2011
Goodwill	511	-	-	-	16	527
Trademarks and other intangible assets with indefinite useful lives	45	-	-	-	1	46
Development costs externally acquired	309	23	-	-	-	332
Development costs internally generated	1,064	140	-	(2)	5	1,207
Total Development costs	1,373	163	-	(2)	5	1,539
Patents, concessions and licenses externally acquired	459	46	-	-	14	519
Other intangible assets externally acquired	299	37	-	-	4	340
Advances and intangible assets in progress externally acquired	-	-	-	-	-	-
Total accumulated amortization and impairment of Intangible assets	2,687	246	-	(2)	40	2,971

Fiat Industrial Consolidated Financial Statements

179

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

In 2012 and in 2011 changes in the net carrying amount of Intangible assets were as follows:

(€ million)	At December 31, 2011	Additions	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2012
Goodwill	1,937	-	-	-	-	(30)	1,907
Trademarks and other intangible assets with indefinite useful lives	180	-	-	-	-	(4)	176
Development costs externally acquired	318	99	(66)	-	-	-	351
Development costs internally generated	1,160	434	(132)	-	(8)	(16)	1,438
Total Development costs	1,478	533	(198)	-	(8)	(16)	1,789
Patents, concessions and licenses externally acquired	170	33	(45)	-	-	2	160
Other intangible assets externally acquired	136	36	(36)	-	(4)	(2)	130
Advances and intangible assets in progress externally acquired	8	9	-	-	-	(5)	12
Total net carrying amount of Intangible assets	3,909	611	(279)	-	(12)	(55)	4,174

(€ million)	At December 31, 2010	Additions	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2011
Goodwill	1,848	-	-	-	-	89	1,937
Trademarks and other intangible assets with indefinite useful lives	174	-	-	-	-	6	180
Development costs externally acquired	273	68	(23)	-	-	-	318
Development costs internally generated	962	332	(140)	-	(2)	8	1,160
Total Development costs	1,235	400	(163)	-	(2)	8	1,478
Patents, concessions and licenses externally acquired	179	20	(46)	-	-	17	170
Other intangible assets externally acquired	124	30	(37)	-	(1)	20	136
Advances and intangible assets in progress externally acquired	7	7	-	-	-	(6)	8
Total net carrying amount of Intangible assets	3,567	457	(246)	-	(3)	134	3,909

Foreign exchange losses of €60 million in 2012 (gains of €70 million in 2011) principally reflect the depreciation of the US dollar and of the Brazilian real against the Euro.

Goodwill, trademarks and intangible assets with indefinite useful lives

Goodwill is allocated to the Group's cash-generating units ("CGUs") identified as the Group's operating segments. The following table presents the allocation of goodwill across the segments:

(€ million)	At December 31, 2012	At December 31, 2011
CNH	1,840	1,872
Iveco	63	61
FPT Industrial	4	4
Goodwill net carrying amount	1,907	1,937

180

Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to CNH and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units without the need for any recognition of impairment.

The vast majority of goodwill, representing approximately 96% of the total, relates to CNH, where the cash-generating units considered for the testing of the recoverability of the goodwill are generally the product lines.

The cash generating units to which goodwill has been allocated consist of the following business units:

Amount allocated to goodwill

(€ million) At December 31, 2012 At December 31, 2011

Agricultural Equipment 1,296 1,315

Construction Equipment 446 458

Financial Services 98 99

Total 1,840 1,872

To determine the recoverable amount of these cash-generating units CNH uses multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach.

Under the income approach, CNH calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2012 were selected by CNH:

2012 2011

Agricultural Equipment 18.0% 18.8%

Construction Equipment 13.7% 17.0%

Financial Services 19.7% n/a

Expected cash flows used under the income approach are developed in conjunction with CNH budgeting and forecasting process. CNH uses eight years of expected cash flows as management believes that this period generally reflects the underlying market cycles for its businesses. Under the market approach, CNH estimates the recoverable amount of the Agricultural and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

A terminal value is included at the end of the projection period used in the discounted cash flow analyses in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

NOTES

subsequent cash flows into perpetuity. The terminal value growth rate for Agricultural Equipment cash-generating unit was 1% in 2012 and 2011, respectively, for Construction Equipment was 3% and 2% in 2012 and 2011, respectively. The terminal value growth rate for Financial Services was 1.5% in 2012, while income approach was only used as a secondary approach to further support the market approach in 2011.

As of December 31, 2012, the estimated recoverable amount, calculated using the above method, of the Agricultural Equipment and Financial Services cash-generating units, substantially exceeded the respective carrying values. The Construction Equipment cash-generating unit's excess of recoverable amount over carrying value was approximately 7%. A 1.2% increase in the discount rate, holding all other assumptions constant, or a further decline in market demand for construction equipment, particularly in emerging markets and Europe, could result in an impairment loss in future reporting periods.

The results obtained for Iveco and related sensitivity analyses also confirmed the absence of impairment losses to be recognized.

Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.

Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs recognized as assets are attributed to cash generating units and are tested for impairment together with the related tangible fixed assets, using the discounted cash flow method for determining their recoverable amount.

15. Property, plant and equipment

In 2012 and in 2011, changes in the gross carrying amount of Property, plant and equipment were as follows:

(€ million)	At December 31, 2011	Additions	Divestitures	Translation differences	Other changes	At December 31, 2012
Land	213	18	(2)	(2)	3	230
Owned industrial buildings	2,091	70	(48)	(25)	19	2,107
Industrial buildings leased under finance leases	16	2	-	-	21	39
Total Industrial buildings	2,107	72	(48)	(25)	40	2,146
Owned plant, machinery and equipment	6,021	267	(289)	(67)	143	6,075
Plant, machinery and equipment leased under finance leases	53	8	-	-	-	61
Total Plant, machinery and equipment	6,074	275	(289)	(67)	143	6,136
Assets sold with a buy-back commitment	1,321	542	(56)	-	(246)	1,561
Owned other tangible assets	688	56	(38)	(7)	16	715
Other tangible assets leased under finance leases	6	-	(4)	-	-	2
Total Other tangible assets	694	56	(42)	(7)	16	717
Advances and tangible assets in progress	180	317	-	(8)	(243)	246
Total gross carrying amount of Property, plant and equipment	10,589	1,280	(437)	(109)	(287)	11,036

182

(€ million)	At December 31, 2010	Additions	Divestitures	Translation differences	Other changes	At December 31, 2011
Land	210	1	(2)	1	3	213
Owned industrial buildings	1,952	64	(21)	(8)	104	2,091
Industrial buildings leased under finance leases	16	1	-	-	(1)	16
Total Industrial buildings	1,968	65	(21)	(8)	103	2,107
Owned plant, machinery and equipment	5,720	242	(86)	(16)	161	6,021
Plant, machinery and equipment leased under finance leases	49	8	-	-	(4)	53
Total Plant, machinery and equipment	5,769	250	(86)	(16)	157	6,074
Assets sold with a buy-back commitment	1,167	533	(132)	1	(248)	1,321
Owned other tangible assets	683	25	(57)	3	34	688
Other tangible assets leased under finance leases	6	-	-	-	-	6
Total Other tangible assets	689	25	(57)	3	34	694
Advances and tangible assets in progress	194	195	-	1	(210)	180
Total gross carrying amount of Property, plant and equipment	9,997	1,069	(298)	(18)	(161)	10,589

In 2012 and in 2011, changes in accumulated depreciation and impairment losses were as follows:

(€ million)	At December 31, 2011	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2012
Land	3	-	-	-	-	-	3
Owned industrial buildings	1,104	74	-	(33)	(7)	-	1,138
Industrial buildings leased under finance leases	4	2	-	-	-	(1)	5
Total Industrial buildings	1,108	76	-	(33)	(7)	(1)	1,143
Owned plant, machinery and equipment	4,467	325	3	(280)	(32)	(65)	4,418
Plant, machinery and equipment leased under finance leases	16	3	-	-	-	-	19
Total Plant, machinery and equipment	4,483	328	3	(280)	(32)	(65)	4,437
Assets sold with a buy-back commitment	290	169	15	(39)	(4)	(96)	335
Owned other tangible assets	524	36	-	(36)	(2)	22	544
Other tangible assets leased under finance leases	4	-	-	(2)	-	-	2
Total Other tangible assets	528	36	-	(38)	(2)	22	546
Advances and tangible assets in progress	-	-	-	-	-	-	-
Total accumulated depreciation and impairment of Property, plant and equipment	6,412	609	18	(390)	(45)	(140)	6,464

Fiat Industrial Consolidated Financial Statements

183

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

(€ million)	At December 31, 2010	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2011
Land	2	-	1	-	-	-	**3**
Owned industrial buildings	1,053	68	-	(18)	1	-	**1,104**
Industrial buildings leased under finance leases	7	-	-	-	-	(3)	**4**
Total Industrial buildings	1,060	68	-	(18)	1	(3)	**1,108**
Owned plant, machinery and equipment	4,226	310	14	(78)	(7)	2	**4,467**
Plant, machinery and equipment leased under finance leases	13	4	-	-	-	(1)	**16**
Total Plant, machinery and equipment	4,239	314	14	(78)	(7)	1	**4,483**
Assets sold with a buy-back commitment	296	135	11	(64)	-	(88)	**290**
Owned other tangible assets	541	37	-	(56)	1	1	**524**
Other tangible assets leased under finance leases	3	1	-	-	-	-	**4**
Total Other tangible assets	544	38	-	(56)	1	1	**528**
Advances and tangible assets in progress	-	-	-	-	-	-	**-**
Total accumulated depreciation and impairment of Property, plant and equipment	6,141	555	26	(216)	(5)	(89)	**6,412**

In 2012 and in 2011, changes in the net carrying amount of Property, plant and equipment were as follows:

(€ million)	At December 31, 2011	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2012
Land	210	18	-	-	(2)	(2)	3	**227**
Owned industrial buildings	987	70	(74)	-	(15)	(18)	19	**969**
Industrial buildings leased under finance leases	12	2	(2)	-	-	-	22	**34**
Total Industrial buildings	999	72	(76)	-	(15)	(18)	41	**1,003**
Owned plant, machinery and equipment	1,554	267	(325)	(3)	(9)	(35)	208	**1,657**
Plant, machinery and equipment leased under finance leases	37	8	(3)	-	-	-	-	**42**
Total Plant, machinery and equipment	1,591	275	(328)	(3)	(9)	(35)	208	**1,699**
Assets sold with a buy-back commitment	1,031	542	(169)	(15)	(17)	4	(150)	**1,226**
Owned other tangible assets	164	56	(36)	-	(2)	(5)	(6)	**171**
Other tangible assets leased under finance leases	2	-	-	-	(2)	-	-	**-**
Total Other tangible assets	166	56	(36)	-	(4)	(5)	(6)	**171**
Advances and tangible assets in progress	180	317	-	-	-	(8)	(243)	**246**
Total net carrying amount of Property, plant and equipment	4,177	1,280	(609)	(18)	(47)	(64)	(147)	**4,572**

184

(€ million)	At December 31, 2010	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2011
Land	208	1	-	(1)	(2)	1	3	210
Owned industrial buildings	899	64	(68)	-	(3)	(9)	104	987
Industrial buildings leased under finance leases	9	1	-	-	-	-	2	12
Total Industrial buildings	908	65	(68)	-	(3)	(9)	106	999
Owned plant, machinery and equipment	1,494	242	(310)	(14)	(8)	(9)	159	1,554
Plant, machinery and equipment leased under finance leases	36	8	(4)	-	-	-	(3)	37
Total Plant, machinery and equipment	1,530	250	(314)	(14)	(8)	(9)	156	1,591
Assets sold with a buy-back commitment	871	533	(135)	(11)	(68)	1	(160)	1,031
Owned other tangible assets	142	25	(37)	-	(1)	2	33	164
Other tangible assets leased under finance leases	3	-	(1)	-	-	-	-	2
Total Other tangible assets	145	25	(38)	-	(1)	2	33	166
Advances and tangible assets in progress	194	195	-	-	-	1	(210)	180
Total net carrying amount of Property, plant and equipment	3,856	1,069	(555)	(26)	(82)	(13)	(72)	4,177

Additions of €1,280 million in 2012 mainly relate to CNH and Iveco.

During 2012 Iveco recognized impairment losses on Assets sold with a buy-back commitment for an amount of €15 million (€11 million in 2011) in order to align their carrying amount to market value. These losses are fully recognized in Cost of sales.

The column Other changes includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of €150 million.

At December 31, 2012, land and industrial buildings of the Group pledged as security for debt amounted to €67 million (€45 million at December 31, 2011); plant and machinery pledged as security for debt and other commitments amounted to €72 million (€68 million at December 31, 2011) and other assets pledged as security for debt and other commitments totaled €1 million (€2 million at December 31, 2011); these relate to suppliers' assets recognized in the consolidated financial statements in accordance with IFRIC 4, with the simultaneous recognition of a financial lease payable.

At December 31, 2012, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to €239 million (€104 million at December 31, 2011).

16. Investments and other financial assets

(€ million)	At December 31, 2012	At December 31, 2011
Investments accounted for using the equity method	464	614
Investments at cost	5	1
Total Investments	469	615
Other securities	1	1
Non-current financial receivables	61	50
Total Investments and other financial assets	531	666

Fiat Industrial Consolidated Financial Statements

185

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

Investments

Changes in Investments in 2012 and in 2011 are set out below:

(€ million)	At December 31, 2011	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2012
Investments in unconsolidated subsidiaries	11	-	-	-	(4)	7
Investments in jointly controlled entities	360	67	3	(2)	(69)	359
Investments in associates	244	19	-	(16)	(144)	103
Total Investments	**615**	**86**	**3**	**(18)**	**(217)**	**469**

(€ million)	At December 31, 2010	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2011
Investments in unconsolidated subsidiaries	11	(4)	-	-	4	11
Investments in jointly controlled entities	338	80	-	7	(65)	360
Investments in associates	342	10	-	14	(122)	244
Total Investments	**691**	**86**	**-**	**21**	**(183)**	**615**

Revaluations and Write-downs include the Group's share of the profit or loss for the year of investments accounted for using the equity method for an amount of €86 million in 2012 (€97 million in 2011). In 2012 and in 2011 this item also includes impairment losses recognized during the period for investments accounted for using the cost method.

Disposals and other changes, a decrease of €217 million in 2012, mainly consist of €128 million arising from the sale of the 20% interest in Kobelco Construction Machinery Co., Ltd. and a decrease of €80 million as the result of the distribution of dividends by companies accounted for using the equity method. The item Investments in jointly controlled entities comprises the following:

	At December 31, 2012		At December 31, 2011	
	% of interest	(€ million)	% of interest	(€ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	169	50.0	169
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	104	37.5	87
New Holland HFT Japan Inc.	50.0	35	50.0	42
CNH de Mexico SA de CV	50.0	22	50.0	19
SAIC Iveco Commercial Vehicle Investment Company Limited	50.0	19	50.0	37
Transolver Finance Establecimiento Financiero de Credito S.A.	50.0	7	50.0	4
Other		3		2
Total Investments in jointly controlled entities		**359**		**360**

186

The item Investments in associates comprises the following:

	At December 31, 2012		At December 31, 2011	
	% of interest	(€ million)	% of interest	(€ million)
CNH Capital Europe S.a.S.	49.9	73	49.9	69
Al-Ghazi Tractors Ltd.	43.2	24	43.2	24
Kobelco Construction Machinery Co., Ltd.	-	-	20.0	145
Other		6		6
Total Investments in associates		**103**		**244**

At December 31, 2012, the stock market value of Investments in listed jointly controlled entities and listed associates, based on prices quoted on regulated markets, is as follows:

(€ million)	Carrying value	Stock market
Turk Traktor Ve Ziraat Makineleri A.S.	104	495
Al-Ghazi Tractors Ltd.	24	34
Total Investments in listed jointly controlled entities and associates	**128**	**529**

At December 31, 2012 and 2011, no non-current financial receivables had been pledged as security for loans.

17. Leased assets

The Group, and in particular Iveco and CNH, lease out assets, mainly their own products, as part of their financial services businesses. This item changed as follows in 2012 and 2011:

(€ million)	At December 31, 2011	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2012
Gross carrying amount	743	381	-	(10)	(304)	810
Less: Depreciation and impairment	(185)	-	(112)	2	107	(188)
Net carrying amount of Leased assets	558	381	(112)	(8)	(197)	622

(€ million)	At December 31, 2010	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2011
Gross carrying amount	674	296	-	18	(245)	743
Less: Depreciation and impairment	(182)	-	(90)	(4)	91	(185)
Net carrying amount of Leased assets	492	296	(90)	14	(154)	558

Fiat Industrial Consolidated Financial Statements

187

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

At December 31, 2012 minimum lease payments from non-cancellable operating leases amount to €199 million (€186 million at December 31, 2011) and fall due as follows:

(€ million) At December 31, 2012 At December 31, 2011

Within one year 96 86

Between one and five years 102 99

Beyond five years 1 1

Total Minimum lease payments 199 186

At December 31, 2012, assets amounting to €3 million (€4 million at December 31, 2011) were leased out under operating leases and act as security for loans received.

18. Inventories

(€ million) At December 31, 2012 At December 31, 2011

Raw materials, supplies and finished goods 4,821 4,849

Gross amount due from customers for contract works 22 16

Total Inventories 4,843 4,865

At December 31, 2012, Inventories include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for €170 million (€142 million at December 31, 2011). Excluding this item, Inventories decreased by €50 million in 2012.

At December 31, 2012, Inventories include those measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to €1,104 million (€961 million at December 31, 2011).

The amount of inventory write-downs recognized as an expense during 2012 is €61 million (€84 million in 2011). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.

There were no inventories pledged as security at December 31, 2012 and 2011.

The majority of amounts due from customers for contract work relates to Iveco and can be analyzed as follows:

(€ million) At December 31, 2012 At December 31, 2011

Aggregate amount of costs incurred and recognized profits (less recognized losses) to date 23 26

Less: Progress billings (1) (11)

Construction contracts, net of advances on contract work 22 15

Gross amount due from customers for contract work as an asset 22 16

Less: Gross amount due to customers for contract work as a liability included in Other current liabilities - (1)

Construction contracts, net of advances on contract work 22 15

19. Current receivables and Other current assets

This item may be analyzed as follows:

(€ million)	At December 31, 2012	At December 31, 2011
Trade receivables	1,436	1,562
Receivables from financing activities	15,237	13,946
Current tax receivables	302	685
Other current assets:		
Other current receivables	970	902
Accrued income and prepaid expenses	147	151
Total Other current assets	1,117	1,053
Total Current receivables and Other current assets	**18,092**	**17,246**

An analysis by due date is as follows:

	At December 31, 2012				At December 31, 2011			
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	1,423	13	-	1,436	1,553	9	-	1,562
Receivables from financing activities	9,451	5,706	80	15,237	8,634	5,241	71	13,946
Current tax receivables	279	22	1	302	679	6	-	685
Other current receivables	861	83	26	970	738	139	25	902
Total Current receivables	**12,014**	**5,824**	**107**	**17,945**	**11,604**	**5,395**	**96**	**17,095**

Trade receivables

Trade receivables are shown net of allowances for doubtful accounts of €169 million at December 31, 2012 (€189 million at December 31, 2011), determined on the basis of historical losses on receivables. Changes in the allowance accounts during 2012 are as follows:

(€ million)	At December 31, 2011	Provision	Use and other changes	At December 31, 2012
Allowances for doubtful accounts	189	27	(47)	169

The carrying amount of Trade receivables is considered in line with their fair value.

Receivables from financing activities

Receivables from financing activities include the following:

(€ million)	At December 31, 2012	At December 31, 2011
Retail financing	7,628	6,985
Dealer financing	6,099	5,243
Finance leases	1,314	1,619
Other	196	99
Total Receivables from financing activities	**15,237**	**13,946**

Fiat Industrial Consolidated Financial Statements

189

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

Total Receivables from financing activities increased by €1,291 million over the period, mainly due to an increase in receivables from retail financing in CNH in the United States and in receivables from dealer financing in Iveco in Europe and in CNH in the United States and Brazil. Changes in exchange rates, mainly between the Euro and the US dollar and the Brazilian real, led to a decrease of €293 million, partially offset by the depreciation in the Euro/Real exchange rate.

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2012 the allowance amounts to €592 million (€564 million at December 31, 2011). Changes in the allowance accounts during the year considered are as follows:

(€ million)	At December 31, 2011	Provision	Use and other changes	At December 31, 2012
Allowance for receivables regarding:				
Finance leases	263	2	(9)	256
Retail financing	208	65	(52)	221
Dealer financing	93	29	(7)	115
Other	-	-	-	-
Total Allowance on Receivables from financing activities	564	96	(68)	592

Finance lease receivables mainly relate to vehicles of Iveco and CNH leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

The item may be analyzed as follows stated gross of an allowance of €256 million at December 31, 2012 (€263 million at December 31, 2011):

	At December 31, 2012				At December 31, 2011			
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Receivables for future minimum lease payments	821	1,141	47	2,009	1,100	1,189	29	2,318
Less: unrealized interest income	(153)	(274)	(12)	(439)	(168)	(265)	(3)	(436)
Present value of future minimum lease payments	668	867	35	1,570	932	924	26	1,882

No contingent rents were recognized as finance leases during 2012 or 2011 and unguaranteed residual values at December 31, 2012 and 2011 are not significant.

Receivables for dealer financing are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from sector to sector and from country to country, although payment terms range from two to six months.

The fair value of receivables from financing activities at December 31, 2012 was €15,551 million (€14,324 million at December 31, 2011) which has been calculated using a discounted cash flow method based on the following discount rates, adjusted, where necessary, to take account of the specific risk of insolvency of the underlying financial instrument.

(in %)	EUR	USD	GBP	CAD	AUD	BRL	PLN
Interest rate for six months	0.32%	0.30%	0.67%	1.30%	2.90%	7.08%	3.79%
Interest rate for one year	0.33%	0.32%	0.67%	1.33%	2.79%	7.12%	3.41%
Interest rate for five years	0.77%	0.85%	1.02%	1.71%	3.31%	8.15%	3.33%

190

Other current assets

At December 31, 2012, Other current assets mainly consist of Other tax receivables for VAT and other indirect taxes of €680 million (€614 million at December 31, 2011), Receivables from employees of €38 million (€26 million at December 31, 2011) and Accrued income and prepaid expenses of €147 million (€151 million at December 31, 2011).

The carrying amount of Other current assets at the balance sheet date is in line with fair value.

Transfers of financial assets

The Group transfers a number of its financial, trade and tax receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with SIC 12 - Consolidation - Special Purpose Entities (SPEs), all securitization vehicles are included in the scope of consolidation, because the subscription of the junior asset-backed securities by the seller implies its control in substance over the SPE.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under Asset-backed financing (Note 27). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At December 31, 2012, the carrying amount of such transferred assets and the related liability and the respective fair values are as follows:

At December 31, 2012

(€ million) Trade receivables

Receivables from

financing activities

Other financial assets

Total

Carrying amount of assets 543 8,998 745 10,286

Carrying amount of the related liabilities (543) (8,420) (745) (9,708)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:

Fair value of the assets 543 9,208 745 10,496

Fair value of the liabilities (543) (8,480) (745) (9,768)

Net position - 728 - 728

Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

At December 31, 2011 receivables sold and financed through both securitization and factoring transactions which do not meet IAS 39 derecognition requirements totaled €8,377 million and were included in Current receivables.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

For completeness of information, it is recalled that the Group has discounted receivables and bills without recourse having due dates after December 31, 2012 amounting to €763 million (€980 million at December 31, 2011, with due date after that date), which refer to trade receivables and other receivables for €708 million (€897 million at December 31, 2011) and receivables from financing for €55 million (€83 million at December 31, 2011).

20. Current securities

Current securities consist of short-term or marketable securities which represent temporary investments but which do not satisfy all the requirements for being classified as cash equivalents. In particular:

(€ million) At December 31, 2012 At December 31, 2011

Current securities available-for-sale 4 68

Total Current securities 4 68

At December 31, 2011, this item included investments of €62 million in Brazilian sovereign bonds held by Banco CNH Capital S.A. and sold during 2012.

21. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date. Specifically:

At December 31, 2012

At December 31, 2011

(€ million)

Positive fair value

Negative fair value

Positive fair value

Negative fair value

Fair value hedges:

Interest rate risk - Interest rate swaps 68(3) 54 (2)

Total Fair value hedges 68(3) 54 (2)

Cash flow hedges:

Currency risks - Forward contracts, Currency swaps and Currency options 31(42) 32 (102)

Interest rate risk - Interest rate swaps - (30) - (27)

Other derivatives - - - (1)

Total Cash flow hedges 31(72) 32 (130)

Derivatives for trading 22(22) 32 (25)

Other financial assets/(liabilities) 121(97) 118 (157)

The fair value of derivative financial instruments is calculated by using market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular: the fair value of forward contracts and currency swaps is calculated by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date; the fair value of currency options is calculated using appropriate valuation techniques and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates); the fair value of interest rate swaps and forward rate agreements is calculated using the discounted cash flow method;

- the fair value of derivatives hedging interest rate risk and currency risk is calculated using the exchange rate at the balance sheet date and the discounted cash flow method;
- the fair value of derivatives hedging commodity price risk is calculated using the discounted cash flow method, taking (if available) the market parameters at the balance sheet date (and in particular the future price of the underlying and interest rates).

The overall increase in Other financial assets from €118 million at December 31, 2011 to €121 million at December 31, 2012, and the decrease in Other financial liabilities from €157 million at December 31, 2011 to €97 million at December 31, 2012 is mostly due to changes in exchange rates and interest rates during the year.

As this item consists principally of hedging instruments, the change in their value is offset by the change in the value of the hedged item.

Derivatives for trading consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

At December 31, 2012, the notional amount of outstanding derivative financial instruments is as follows:

(€ million)	At December 31, 2012	At December 31, 2011
Currency risk management	6,967	6,800
Interest rate risk management	4,412	3,971
Other derivative financial instruments	5	20
Total notional amount	**11,384**	**10,791**

At December 31, 2012, the notional amount of Other derivative instruments consists of the notional amount of derivatives linked to commodity prices hedging specific exposures arising from supply agreements. Under these agreements there is a regular updating of the prices on the basis of trends in the quoted prices of the raw material.

The following table provides an analysis by due date of outstanding derivative financial instruments at December 31, 2012 based on their notional amounts:

	At December 31, 2012			
(€ million)	due within one year	due between one and five years	due beyond five years	Total
Currency risk management	6,798	169	-	6,967
Interest rate risk management	967	2,598	847	4,412
Other derivative financial instruments	5	-	-	5
Total notional amount	**7,770**	**2,767**	**847**	**11,384**

Cash flow hedges

The effects on profit or loss mainly refer to the management of the currency risk and, to a lesser extent, to the hedges relating to the debt of the Group's financial companies and Group treasury.

The policy of the Group for managing currency risk normally requires that future cash flows from trading activities which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. As a result, it is considered reasonable to suppose that the hedging effect arising from this and recognized in the cash flow hedge reserve will be recognized in profit or loss, mainly during the following year.

Fiat Industrial Consolidated Financial Statements

193

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

In 2012 the Group reclassified losses of €89 million (losses of €14 million in 2011) stated net of the tax effect, to the following profit or loss items; these had previously been recognized directly in Other comprehensive income:

(€ million) 2012 2011

Currency risk:

Increase/(decrease) in Net revenues (43) (13)

Decrease/(increase) in Cost of sales (46) 25

Financial income/(expenses) (13) (9)

Interest rate risk:

Decrease/(increase) in Cost of sales (9) (18)

Financial income/(expenses) (5) (2)

Taxes income/(expenses) 27 3

Total recognized in profit or loss (89) (14)

The ineffectiveness of cash flow hedges was not material in 2012 or 2011.

The total economic effect of hedges which subsequently turned out to be in excess of the future flows being hedged (overhedges) amounted to €6 million in 2012 (not significant in 2011).

Fair value hedges

The gains and losses arising from the measurement of interest rate and currency derivatives (mostly for managing currency risk) and interest rate derivatives (for managing the interest rate risk) recognized using fair value hedge accounting and the gains and losses arising from the respective hedged items are set out in the following table:

(€ million) 2012 2011

Interest rate risk:

Net gains/(losses) on qualifying hedges 64 51

Fair value changes in hedged items (64) (51)

Net gains/(losses) - -

The ineffective portion of transactions treated as fair value hedges was not significant in 2012 or 2011.

22.	Cash and cash equivalents

Cash and cash equivalents consist of:

(€ million) At December 31, 2012 At December 31, 2011

Cash at banks 3,623 4,441

Cash with a pre-determined use 670 728

Money market securities 318 470

Total Cash and cash equivalents 4,611 5,639

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is in line with their fair value at the balance sheet date.

Cash with a pre-determined use mainly consists of amounts whose use is restricted to the repayment of the debt relating to securitizations classified as Asset-backed financing.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

23. Assets held for sale

At December 31, 2012 and 2011, Assets held for sale consist of buildings and factories owned by CNH and Iveco. The items included in Assets held for sale may be summarized as follows:

(€ million) At December 31, 2012 At December 31, 2011

Property, plant and equipment 25 15

Total Assets 25 15

24. Equity

Consolidated equity at December 31, 2012 exceeds that at December 31, 2011 by €311 million. The increase in equity is mainly the result of the profit for the year of €921 million, partially offset by the dividend distributed for €480 million and by the decrease in the translation reserve of €272 million arising from changes in the exchange rates used to translate the financial statements of subsidiaries denominated in currencies than the Euro.

Share capital

Share capital, fully paid-in, amounts to €1,919 million at December 31, 2012 and consists of 1,222,568,882 shares each with a par value of €1.57.

Each share entitles the holder to share pro rata in any earnings allocated for distribution and any surplus assets remaining on a winding-up. In addition, each share entitles the holder to vote without any restrictions.

Net profit as reported in the annual financial statements is allocated as follows:

5% of net profit must be allocated to the legal reserve until the amount of such reserve is equivalent to one-fifth of share capital; further allocations may be made by shareholders to the legal reserve or the extraordinary reserve or the retained earnings reserve, together with any other allocations they may resolve; to each share any remaining profit which shareholders may resolve to distribute.

Where the Board of Directors sees fit in relation to the operating results and within the conditions established by law, it may authorize the payment of interim dividends during the year.

In the event of a winding-up, the Company’s assets shall be distributed in an equal pro rata amount to all shares.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

Following the resolution adopted by shareholders in an extraordinary general meeting held on April 5, 2012, on May 21, 2012, the procedure commenced for the mandatory conversion of all the 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial S.p.A. into 130,241,397 of the Company’s ordinary shares having the same features as the outstanding ordinary shares, with enjoyment rights from January 1, 2012, using a ratio of 0.700 for the preference shares and 0.725 for the savings shares. The mandatory conversion of the preference and savings shares of Fiat Industrial S.p.A. had already been approved by the respective special shareholders’ meetings held on April 3, 2012. Pursuant to article 2437-quater of the Italian civil code, withdrawal rights were granted to the holders of preference shares and savings shares who did not vote in favor of the relative resolutions at a liquidation value of €4.156 for each preference share and €4.336 for each savings share, and these had to be exercised no later than fifteen days from the date of registration of these resolutions in the Companies’ Register, namely April 28, 2012; the conversion of the shares was further also subject to the requirement that the payment made if withdrawal rights are exercised should not exceed €56 million for the preference shares and €44 million for the savings shares. On the expiry of the term for exercising withdrawal rights, withdrawal notifications for 12,476 preference shares equivalent to €51,850 and 23,664 savings shares equivalent to €102,607 had been received. As a result, the conditions precedent for the conversion to proceed were satisfied.

For completeness of information it is recalled that, until the conversion described above, the Net profit reported in the annual financial statements had to be allocated as follows: to the legal reserve, 5% of net profit until the amount of such reserve was equivalent to one-fifth of share capital; to savings shares, a dividend of up to €0.093 per share; further allocations to the legal reserve, allocations to the extraordinary reserve and/or retained profit reserve as may be resolved by Shareholders; to preference shares, a dividend of up to €0.093 per share; to ordinary shares, a dividend of up to €0.0465 per share; to savings shares and ordinary shares, in equal amounts, an additional dividend of up to €0.0465 per share; to each ordinary, preference and savings share, in equal amounts, any remaining profit which Shareholders would resolve to distribute.

When the dividend paid to savings shares in any year amounted to less than €0.093, the difference would have been added to the preferred dividend to which they were entitled in the following two years.

The following table provides a reconciliation between the number of Fiat Industrial S.p.A. shares outstanding at December 31, 2010 and the number of shares outstanding at December 31, 2012:

(number of shares in thousands)	At December 31, 2010	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2011	Conversion of preference and savings shares on May 22, 2012	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2012
Ordinary shares issued	80	1,092,248	-	1,092,328	130,241	-	-	**1,222,569**
Less: Treasury shares	-	-	-	-	-	-	(9)	**(9)**
Ordinary shares outstanding	80	1,092,248	-	1,092,328	130,241	-	(9)	**1,222,560**
Preference shares issued	-	103,292	-	103,292	(103,292)	-	-	-
Less: Treasury shares	-	-	-	-	-	-	-	-
Preference shares outstanding	-	103,292	-	103,292	(103,292)	-	-	-
Savings shares issued	-	79,913	-	79,913	(79,913)	-	-	-
Less: Treasury shares	-	-	-	-	-	-	-	-
Savings shares outstanding	-	79,913	-	79,913	(79,913)	-	-	-
						-		
Total Shares issued by Fiat Industrial S.p.A.	80	1,275,453	-	1,275,533	(52,964)	-	-	1,222,569
Less: Treasury shares	-	-	-	-	-	-	(9)	(9)
Total Fiat Industrial S.p.A. outstanding shares	80	1,275,453	-	1,275,533	(52,964)	-	(9)	1,222,560

Policies and processes for managing capital

Italian laws and regulations regarding the share capital and reserves of a joint stock corporation establish the following:

- the minimum share capital is €120,000;
- any change in the amount of share capital must be approved in a general meeting by shareholders who may delegate powers to the Board of Directors to increase share capital up to a predetermined amount for a maximum period of five years; the general meeting of shareholders is also required to adopt suitable measures when share capital decreases by more than one third as the result of ascertained losses and to reduce share capital if by the end of the following year such losses have not fallen by at least one third. If as the consequence of a loss of more than one third of capital this then falls below the legal minimum, shareholders in general meeting are required to approve a decrease and simultaneous increase of capital to an amount not less than this minimum or must change the company's legal form;
- as discussed previously the share in profits due to each share is determined by the bylaws of Fiat Industrial S.p.A.;
- an additional paid-in capital reserve is established if a company issues shares at a price exceeding their nominal value. This reserve may not be distributed until the legal reserve has reached one fifth of share capital;
- a company may not purchase treasury shares for an amount exceeding the distributable profits and available reserves stated in its most recently approved financial statements. Any purchase must be approved by shareholders in general meeting and in no case may the nominal value of the shares acquired exceed one fifth of share capital.

Fiat Industrial Consolidated Financial Statements

197

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

NOTES

With the Demerger completed the Group announced a dividend policy for 2011, a year of transition, with the intention of distributing 25% of consolidated profit with a minimum pay-out of €100 million, reserving the duty of drafting a dividend policy for subsequent years to the Board of Directors. For 2011, shareholders approved the distribution of a total dividend of €240 million at the Annual General Meeting held on April 5, 2012 on the basis of the Board of Directors’ proposal. The dividend was determined as follows:

€0.185 per ordinary share, for a total of €202.1 million;

€0.185 per preference share, for a total of €19.1 million;

€0.2315 per savings share, for a total of €18.5 million.

On February 1, 2012 the Board of Directors reviewed options relating to the dividend policy. In view of the consistent performance of the businesses and the Group’s substantial cash generation capabilities, it is of the opinion that Fiat Industrial could distribute between 25% and 35% of its consolidated net income for any one year, with a minimum pay-out in normal circumstances of €150 million.

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.

The Group constantly monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from its industrial activities.

To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, it may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to Shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. In this context the Group may also purchase treasury shares without exceeding the limits authorized by Shareholders in general meeting, with the same logic of creating value, compatible with the objectives of achieving financial equilibrium and improving its rating.

In this respect capital means the value brought into Fiat Industrial S.p.A. by its shareholders (share capital plus the additional paid-in capital reserve less treasury shares, equal to €2,375 million at December 31, 2012 and to €2,375 million at December 31, 2011) and the value generated by the Group in terms of the results achieved by operations (retained earnings and other reserves, equal in total, before the result for the year, to €2,534 million at December 31, 2012 and to €1,924 million at December 31, 2011, excluding gains and losses recognized directly in equity and non-controlling interests).

Treasury shares

At their General Meeting on April 5, 2012 Shareholders authorized the purchase and disposal of treasury shares, including through subsidiaries. This authorization provides for the purchase of a maximum number of shares, not to exceed the legally established percentage of share capital or an aggregate amount of €0.5 billion. This authorization could be used to service an equity instrument incentive plan designed to provide long-term incentives which was approved by shareholders at the same general meeting; the authorization may also be used for other purposes permitted by law and does not oblige the Company to purchase treasury shares. The buy-back authorization is valid for a period of 18 months from April 5, 2012 and any buy-backs must be carried out in the manner established by law and at a price which is within 10% of the reference price published by Borsa Italiana on the date prior to the purchase.

At December 31, 2012 treasury shares consisted of 8,528 ordinary shares for a total amount of €66 thousand or 0.0007% of share capital for a total nominal amount of €13 thousands. Treasury shares arise from the monetization by the Company of the excess fractions of ordinary shares arising following the exact application of the conversion ratio as part of the mandatory conversion into ordinary shares of all the preference and savings shares as noted above.

If the Company decides to commence a buyback plan of its own shares, details of the related Program will be publicly disclosed in advance in accordance with applicable regulations and any transactions will be reported on a daily basis to the market and the regulatory authorities.

Capital reserves

At December 31, 2012 capital reserves amounting to €435 million (€452 million at December 31, 2011) consisted mainly of the share premium reserve.

Revenue reserves

Revenue reserves consist mainly of the following: the legal reserve of Fiat Industrial S.p.A. of €231 million at December 31, 2012 (€215 million at December 31, 2011); retained earnings of €1,487 million at December 31, 2012 (€1,085 million at December 31, 2011); profits attributable to the owners of the parent of €810 million at December 31, 2012 (€624 million at December 31, 2011); the share-based payment reserve of €6 million at December 31, 2012.

Other comprehensive income

Other comprehensive income may be analyzed as follows:

(€ million) 2012 2011

Gains/(losses) on cash flow hedging instruments arising during the year (71) (60)

Gains/(losses) on cash flow hedging instruments reclassified to profit or loss 116 17

Gains/(losses) on cash flow hedging instruments 45 (43)

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the year - -

Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss - -

Gains/(Losses) on the remeasurement of available-for-sale financial assets - -

Exchange gains/(losses) on translating foreign operations arising during the year (225) (66)

Exchange gains/(losses) on translating foreign operations reclassified to profit or loss - -

Exchange gains/(losses) on translating foreign operations (225) (66)

Share of Other comprehensive income of entities accounted for using the equity method arising during the year (19) 18

Share of Other comprehensive income of entities accounted for using the equity method reclassified to profit or loss (28) 3

Share of Other comprehensive income of entities accounted for using the equity method (47) 21

Tax effect of the other components of Other comprehensive income (10) 6

Total Other comprehensive income, net of tax (237) (82)

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

notes

The tax effect relating to Other comprehensive income may be analyzed as follows:

2012 2011

Pre- tax Tax income/ Net Pre- tax Tax income/ Net

(€ million) amount(expense) balance amount(expense) balance

Gains/(losses) on cash flow hedging instruments 45(10) 35(43) 6(37)

Gains/(losses) on the remeasurement of available-for-sale financial assets — — —

Exchange gains/(losses) on translating foreign operations (225) -(225)(66) -(66)

Share of Other comprehensive income of entities accounted

for using the equity method (47) -(47) 21—21

Total Other comprehensive income(227)(10)(237)(88) 6(82)

Non-controlling interests

Non-controlling interests of €787 million at December 31, 2012 (€856 million at December 31, 2011) refer mainly to the 12.6% (11.6% at December 31, 2011) of non-controlling interests in CNH Global N.V.

Share-based compensation

Stock Option plans linked to CNH Global N.V. common shares

CNH Global N.V. (“CNH”) has granted share-based compensation to directors officers and employees which are linked to shares and which have the following terms.

The CNH Global N.V. Directors’ Compensation Plan (“CNH Directors’ Plan”)

This plan provides for the payment of the following to eligible members of the CNH Global N.V. Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH, provided that such members do not receive salary or other employment compensation from Fiat Industrial S.p.A., CNH Global N.V., Fiat S.p.A., and their subsidiaries and affiliates: an annual retainer fee of 100,000 USD; an Audit Committee membership fee of 20,000 USD; a Corporate Governance and Compensation Committee membership fee of 15,000 USD; an Audit Committee chair fee of 35,000 USD; and a Corporate Governance and Compensation Committee chair fee of 25,000 USD (collectively, the “Fees”).

Each quarter of the CNH Director’s Plan year, the eligible directors elect the form of payment of their Fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of Fees the director elects to forego, divided by the fair market value of a CNH Global N.V. common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the eligible director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a CNH Global N.V. common share on the last trading day of the New York Stock Exchange preceding the start of each quarter. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

At December 31, 2012 and 2011, there were 682,747 and 690,993 common shares, respectively reserved for issuance under the CNH Directors' Plan. Directors eligible to receive compensation under the CNH Directors' Plan do not receive benefits upon termination of their service as directors.

Changes during the year under the CNH Directors' Plan are as follows:

	2012		2011	
	Number of options	Weighted Average Exercise Price (in USD)	Number of options	Weighted Average Exercise Price (in USD)
Outstanding at the beginning of the year	65,145	34.59	90,840	31.24
Granted	8,299	39.76	3,101	37.09
Exercised	(6,168)	26.07	(28,796)	24.28
Expired	-	-	-	-
Outstanding at the end of the year	67,276	36.01	65,145	34.59
Exercisable at the end of the year	67,276	36.01	65,145	34.59

The CNH Equity Incentive Plan (the "CNH EIP")

This plan provides for grants of various types of awards on specific performance targets for the sector linked to the IFRS results of CNH, to officers and employees of CNH and its subsidiaries. As of December 31, 2012 and December 31, 2011, CNH has reserved 25,900,000 shares for the CNH EIP. The plan envisages stock options and share incentives as described below.

Stock option plan

CNH began to issue performance-based stock options under the CNH EIP in 2006. In September 2012, CNH granted approximately 700 thousand performance-based stock options (at target award levels) under the CNH EIP. As CNH's 2012 results exceeded the target performance levels, approximately one million of these options were granted overall. One-third of the options vested in February 2013 following the approval of 2012 results of CNH by the Board of Directors of CNH. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

The following table summarizes outstanding stock options under the CNH EIP:

	At December 31, 2012			At December 31, 2011	
Exercise Price (in USD)	Number of options Outstanding	Weighted Average remaining Contractual life (in years)	Weighted Average Exercise Price (in USD)	Number of options Outstanding	Weighted Average Exercise Price (in USD)
13.58 - 19.99	188,990	2.1	13.58	965,672	13.65
20.00 - 29.99	-	-	-	27,896	21.20
30.00 - 39.99	1,238,684	3.1	31.84	2,913,085	32.65
40.00 - 57.30	3,187,443	4.1	45.39	2,218,760	47.60
Total	4,615,117			6,125,413	

Fiat Industrial Consolidated Financial Statements

201

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

Changes during the period in all CNH stock option plans are as follows:

	2012		2011	
	Number of shares	Weighted Average Exercise Price (in USD)	Number of shares	Weighted Average Exercise Price (in USD)
Outstanding at the beginning of the year	**6,125,413**	**33.49**	**5,788,971**	**29.07**
Granted	1,114,725	41.30	1,813,557	47.20
Forfeited	(145,970)	38.33	(269,379)	28.77
Exercised	(2,478,727)	27.53	(1,181,765)	24.44
Expired	(324)	21.20	(25,971)	39.54
Outstanding at the end of the year	**4,615,117**	**40.45**	**6,125,413**	**35.02**
Exercisable at the end of the year	**1,516,240**	**39.66**	**1,895,828**	**33.49**

Performance Share Grants

Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award. Performance-based shares vest upon the attainment of specified performance objectives.

In 2012, CNH issued several grants of performance-based shares throughout the year. These shares will cliff vest in February 2015 based on their respective performance targets. The total number of shares granted is 135,938 with a weighted average fair value of USD40.67 per share.

In 2011, CNH granted 154,000 performance-based share awards under the CNH EIP. The weighted average fair value of the awards is USD39.10. These performance shares are based on the same performance targets which are designated on a cumulative basis for the three-, four- and five-year periods ended December 31, 2012, 2013, and 2014. The first tranche of the performance shares vested in February 2013 following the achievement of the performance targets for the three years ended December 31, 2012. The remaining shares will vest in two equal tranches if respective performance targets for those tranches are achieved.

The following table reflects performance-based share activity under the CNH EIP:

	2012		2011	
	Number of shares	Weighted average grant date fair value (in USD)	Number of shares	Weighted average grant date fair value (in USD)
Non-vested at the beginning of the year	2,020,000	35.07	2,017,000	34.74
Granted	135,938	40.67	154,000	39.10
Forfeited	(231,200)	36.71	(151,000)	34.74
Vested	-	-	-	-
Non-vested at the end of the year	**1,924,738**	**35.27**	**2,020,000**	**35.07**

202

Restricted Share Grants

CNH granted 188,933 and 272,750 restricted share units to selected key employees under CNH EIP with a weighted average fair value of USD43.64 and USD26.91 per share, respectively, in 2012 and 2011. Restricted shares vest in three equal installments over three years starting from the grant date.

The following table reflects restricted share activity under the CNH EIP:

2012 2011

Weighted average Weighted average

Number grant date fair value Number grant date fair value

of shares (in USD) of shares(in USD)

Non-vested at the beginning of the year 470,269 30.15 316,000 34.62

Granted 188,933 43.64 272,750 26.91

Forfeited (34,887) 30.41(17,122) 34.74

Vested (181,077) 30.99(101,359) 34.58

Non-vested at the end of the year 443,238 35.54 470,269 30.15

As of December 31, 2012, there were 12,072,126 CNH Global N.V. common shares (13,112,372 CNH Global N.V. common shares at December 31, 2011) available for issuance under the CNH EIP.

The Black-Scholes pricing model was used to calculate the fair value of stock options by CNH. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

2012 2011

Equity Incentive Plan Equity Incentive Plan

Option life (years) 3.39 3.81

Price volatility of CNH Global N.V. shares (%) 51.7 75.1

Expected dividend yield (%) 0.0 0.3

Risk-free interest rate (%) 0.4 1.4

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant is based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield is determined to be zero as management does not expect CNH to issue ordinary dividends in the foreseeable future.

Based on this model, the weighted-average fair values of stock options awarded by CNH under CNH EIP for the years ended December 31, 2012 and 2011 were as follows:

(in USD) 2012 2011

Equity Incentive Plan 13.79 26.24

The total cost recognized in the 2012 income statement for all share-based compensation linked to CNH Global N.V. common shares amounts to €46 million

(€45 million in 2011).

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

NOTES

Modification

On December 28, 2012, CNH paid a special dividend of USD10 per common share to CNH minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provision of both the CNH EIP and Directors' plan, on January 28, 2013, CNH Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments have been retrospectively made to outstanding options under CNH EIP and Directors' plan, unvested performance shares and unvested restricted shares under CNH EIP, as of the ex-dividend date on December 18, 2012. The exercise prices have been reduced and the number of outstanding shares has been increased for stock options, and the number of unvested shares has been increased for performance shares and restricted shares, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from USD40.45 to USD33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance shares increased from 1.9 million to 2.3 million and the number of unvested restricted shares increased from 451 thousand to 548 thousand. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2012.

Stock grant plans linked to Fiat Industrial S.p.A. ordinary shares

In the General Meeting held on April 5, 2012, Shareholders approved the adoption of a Long Term Incentive Plan articulated in two components (Company Performance LTI and Retention LTI) taking the form of stock grants. According to the Plan, the Company has granted the Chairman 1 million rights as part of the Company Performance LTI and 1.1 million rights as part of the Retention LTI.

In the case of the Retention LTI, one third of the rights vest on each of February 22, 2013, February 22, 2014 and February 22, 2015, on condition that Mr. Marchionne remains Chairman.

The rights to the Company Performance LTI will vest on condition that predetermined financial performance targets for the period from January 1, 2012 to December 31, 2014 are met and on condition that the beneficiary remains in office up to the date of approval of the consolidated financial statements at December 31, 2014 by the Board of Directors; the rights shall be exercised in a single installment subsequent to the date of approval of the consolidated financial statements at December 31, 2014 by the Board of Directors.

The Plan does not envisage the issue of any new shares and will be served by treasury shares. The Company may additionally replace, wholly or in part, the free of charge granting of the shares with the payment of a sum of money whose amount is based on the official price of the shares recorded by Borsa Italiana at the vesting date.

At December 31, 2012, the contractual terms of the Long Term Incentive Plan were therefore as follows:

Plan	Beneficiary	Number of shares	Vesting date	Vesting portion
Company Performance LTI	Chairman	1,000,000	1st Quarter 2015 (*)	1,000,000
Retention LTI	Chairman	1,100,000	February 22, 2013	366,667
			February 22, 2014	366,667
			February 22, 2015	366,666

(*) On approval of the prior year's consolidated financial statements

204

The following table reflects share activity under the Company Performance LTI:

2012

Weighted average

Number of grant date fair value

shares (in €)

Non-vested at the beginning of the year -

Granted 1,000,000 7.795

Forfeited -

Vested -

Non-vested at the end of the year 1,000,000 7.795

The following table reflects share activity under the Retention LTI:

2012

Weighted average

Number of grant date fair value

shares(in €)

Non-vested at the beginning of the year -

Granted 1,100,000 7.795

Forfeited -

Vested -

Non-vested at the end of the year 1,100,000 7.795

The total cost recognized in the 2012 income statement for Stock grant plans linked to Fiat Industrial S.p.A. ordinary shares amounts to €6.2 million.

25. Provisions for employee benefits

Group companies provide post-employment benefits for their active employees and for retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service.

Group companies provide post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations. The entity recognizes the contribution cost when the employee has rendered his service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2012, these expenses totaled €490 million (€520 million in 2011).

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. The plans are classified by the Group on the basis of the type of benefit provided as follows: Health care plans, Pension plans, Employee leaving entitlements in Italy (TFR) and Other post-employment benefits.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT December 31, 2012

notes

Health care plans

The item Health care plans comprises obligations for health care and insurance plans granted to employees of the Group working in the United States and Canada (relating to CNH). These plans generally cover employees retiring on or after reaching the age of 55 who have had at least 10 years of service. CNH United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health care and life insurance benefits under the CNH plans. Until December 31, 2006 these plans were fully unfunded; starting in 2007, the Group began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American health care plans.

Pension plans

The item Pension plans consists principally of the obligations of CNH companies operating in the United States and in the United Kingdom and the obligations of Iveco companies operating in Germany (towards certain employees and former employees of the Group) and in the United Kingdom.

Under these plans, a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The Group’s funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements prescribed by the laws and regulations of each individual country. Prudently the Group makes discretionary contributions in addition to the funding requirements. If these funds are overfunded, that is if they present a surplus compared to the requirements of law, the Group companies concerned could not be required to contribute to the plan in respect of a minimum performance requirement as long as the fund is in surplus.

The investment strategy for these assets depends on the features of the plan and on the maturity of the obligations. Typically long-term plan benefit obligations are funded by investing mainly in equity securities which are expected to achieve long-term growth exceeding inflation; short and medium-term plan benefit obligations are funded by investing in fixed income securities, which are less volatile.

Reserve for Employee leaving entitlements in Italy (TFR)

The TFR consists of the residual obligation for employee leaving entitlements which was required until December 31, 2006 under Italian legislation to be paid to employees of Italian companies with more than 50 employees when leaving the company, and accrued over the employee’s working life for other companies. This provision is settled to retiree employees and may be partially paid in advance if certain conditions are met. This is an unfunded defined benefit post-employment plan.

Other post-employment benefits

The item Other post-employment benefits includes loyalty bonuses, which are due to employees who reach a specified seniority and are generally settled when an employee leaves the company; and for French entities the Indemnité de depart à la retraite, a plan similar to the Italian TFR. These schemes are unfunded.

Provisions for employee benefits at December 31, 2012 and 2011 are as follows:

(€ million) At December 31, 2012 At December 31, 2011

Post-employment benefits:

Health care plans 852 881

Pension plans 447 468

Employee leaving entitlements in Italy 192 200

Other post-employment benefits 137 134

Total Post-employment benefits 1,628 1,683

Other provisions for employees 242 323

Other long-term employee benefits 71 64

Total Provision for employee benefits 1,941 2,070

Defined benefit plan assets 256 215

Total Defined benefits plan assets 256 215

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months of the end of the period in which the employees render the related service.

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made. In 2012 and in 2011 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

Change in the scope

of consolidation

(€ million) At December 31, 2011 Provision Utilization and other changes At December 31, 2012

Other provisions for employees 323 220(272)(29) 242

Other long-term employee benefits 64 14(6)(1) 71

Total 387 234(278)(30) 313

Change in the scope

of consolidation

(€ million) At December 31, 2010 Provision Utilization and other changes At December 31, 2011

Other provisions for employees 285 78(55) 15 323

Other long-term employee benefits 59 8(5) 2 64

Total 344 86(60) 17 387

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	At December 31, 2012				At December 31, 2011			
(in %)	Italy	USA	UK	Germany	Italy	USA	UK	Germany
Discount rate	3.62	3.80	4.20	3.00	4.52	4.60	5.00	4.70
Future salary increase trend rate	2.48	n/a	3.25	3.00	3.15	n/a	3.50	3.00
Inflation rate	2.00	n/a	3.00	n/a	2.00	n/a	3.25	n/a
Weighted average, initial healthcare cost trend rate	n/a	7.00	n/a	n/a	n/a	7.50	n/a	n/a
Weighted average, ultimate healthcare cost trend rate	n/a	5.00	n/a	n/a	n/a	5.00	n/a	n/a
Expected return on plan assets	n/a	7.50(*) 7.25(**)	6.75	4.25	n/a	7.75	6.75	4.25

(*) Expected return on plan assets for Pension plans
(**)Expected return on plan assets for Health-care plans

The assumed discount rates are used in measurements of pension and postretirement benefit obligations and interest cost components of net periodic cost. The discount rates of the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date. The benefit cash flow-matching approach involves analyzing Group's projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-graded corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the Group's remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The expected long-term rate of return on plan assets reflects management's expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on CNH's specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration for CNH's U.S. assumptions. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, aging population, and a changing mix of medical services.

Assumed health care cost trend rates have a significant effect on the amount recognized in the 2012 financial statements. A one percentage point change in assumed health care cost trend rates would have the following effects:

(€ million)	One percentage point increase	One percentage point decrease
Effect on the aggregate of service costs and interest cost in 2012	6	(4)
Effect on defined benefit obligation at December 31, 2012	118	(89)

208

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2012 and 2011 are as follows:

	Health care plans		Pension plans		Employee leaving entitlements in Italy		Other	
	At December 31,		At December 31,		At December 31,		At December 31,	
(€ million)	2012	2011	2012	2011	2012	2011	2012	2011
Present value of funded obligations	859	853	2,240	1,859	-	-	-	-
Fair value of plan assets	(69)	(62)	(1,974)	(1,846)	-	-	-	-
	790	791	266	13	-	-	-	-
Present value of unfunded obligations	44	45	381	557	197	191	179	147
Unrecognized actuarial gains/(losses)	16	41	(459)	(317)	(5)	9	(22)	-
Unrecognized past service cost	2	4	-	-	-	-	(20)	(13)
Unrecognized assets	-	-	3	-	-	-	-	-
Net liability	**852**	**881**	**191**	**253**	**192**	**200**	**137**	**134**
Amounts at year end:								
Liabilities	852	881	447	468	192	200	137	134
Assets	-	-	(256)	(215)	-	-	-	-
Net liability	**852**	**881**	**191**	**253**	**192**	**200**	**137**	**134**

The amounts recognized in the income statement for Post-employment benefits are as follows:

	Health care plans		Pension plans		Employee leaving entitlements in Italy		Other	
(€ million)	2012	2011	2012	2011	2012	2011	2012	2011
Current service cost	7	6	17	18	-	-	7	7
Interest costs	40	41	111	112	5	5	6	6
Expected return on plan assets	(5)	(4)	(126)	(115)	-	-	-	-
Net actuarial losses/(gains) recognized	-	-	28	22	-	-	3	1
Past service costs	(1)	(3)	-	-	-	-	2	1
Paragraph 58 adjustment	-	-	-	1	-	-	-	-
Losses/(gains) on curtailments and settlements	-	-	(1)	-	-	-	-	-
Total Costs/(gains)	**41**	**40**	**29**	**38**	**5**	**5**	**18**	**15**
Actual return on plan assets	**9**	**11**	**173**	**115**	**n/a**	**n/a**	**n/a**	**n/a**

Fiat Industrial Consolidated Financial Statements

209

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

Changes in the present value of Post-employment obligations are as follows:

	Health care plans		Pension plans		Employee leaving entitlements in Italy		Other	
(€ million)	2012	2011	2012	2011	2012	2011	2012	2011
Present value of obligation at the beginning of the year	**898**	858	**2,416**	2,385	**191**	198	**147**	151
Current service cost	7	6	17	18	-	-	7	7
Interest costs	40	41	111	112	5	5	6	6
Contribution by plan participants	5	4	3	3	-	-	-	-
Actuarial losses/(gains) generated	30	16	225	(27)	15	(1)	26	(5)
Exchange rate differences	(17)	28	-	61	-	-	-	-
Benefits paid	(60)	(55)	(150)	(146)	(14)	(18)	(15)	(12)
Past service cost	-	-	-	-	-	-	9	-
Change in scope of consolidation	-	-	-	10	-	7	-	1
(Gains)/losses on curtailments	-	-	(1)	-	-	-	(1)	-
(Gains)/losses on settlements	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	-	(1)
Present value of obligation at the end of the year	**903**	898	**2,621**	2,416	**197**	191	**179**	147

Changes in the fair value of plan assets are as follows:

	Health-care plans		Pension plans	
(€ million)	2012	2011	2012	2011
Fair value of plan assets at the beginning of the year	**62**	56	**1,846**	1,720
Expected return on plan assets	5	4	126	115
Actuarial gains/(losses) generated	4	7	47	-
Exchange rate differences	(1)	2	-	55
Contribution by employer	54	44	93	83
Contribution by plan participants	5	4	3	3
Benefits paid	(60)	(55)	(141)	(136)
Change in scope of consolidation	-	-	-	6
(Gains)/losses on settlements	-	-	-	-
Other changes	-	-	-	-
Fair value of plan assets at the end of the year	**69**	62	**1,974**	1,846

Plan assets for Pension and Health-care plans mainly consist of listed equity instruments, fixed income securities, cash in hand and other types of investments.

Plan assets do not include treasury shares of Fiat Industrial S.p.A. or properties occupied by Group companies.

Plan assets may be summarized as follows:

	At December 31, 2012	At December 31, 2011
Third party equity instruments	31%	35%
Third party debt instruments	51%	51%
Properties occupied by third parties	1%	1%
Other assets	17%	13%

210

Provided that the above plan assets are measured at fair value at December 31, 2012 there was no exposure to sovereign debt securities which might have suffered impairment losses.

The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit of the plans for 2012 and at the end of the four previous years are as follows:

(€ million)	At December 31, 2012	At December 31, 2011	At December 31, 2010	At December 31, 2009	At December 31, 2008
Present value of obligation:					
Health care plans	**903**	898	858	792	846
Pension plans	**2,621**	2,416	2,385	2,137	1,912
Employee leaving entitlements in Italy	**197**	191	198	202	221
Others	**179**	147	151	136	158
Fair value of plan assets:					
Health care plans	**69**	62	56	46	39
Pension plans	**1,974**	1,846	1,720	1,526	1,332
Surplus (deficit) of the plan:					
Health care plans	**(834)**	(836)	(802)	(746)	(807)
Pension plans	**(647)**	(570)	(665)	(611)	(580)
Employee leaving entitlements in Italy	**(197)**	(191)	(198)	(202)	(221)
Others	**(179)**	(147)	(151)	(136)	(158)

The best estimate of expected contribution to pension and health care plans for 2013 is as follows:

(€ million)	2013
Pension plans	89
Health care plans	63
Total expected contribution	**152**

26. Other provisions

Changes in Other provisions are as follows:

(€ million)	At December 31, 2011	Charge	Utilization	Release to income	Other changes	At December 31, 2012
Warranty and technical assistance provision	776	649	(584)	(32)	(7)	**802**
Restructuring provision	91	155	(94)	(9)	(9)	**134**
Investment provision	-	-	-	-	5	**5**
Other risks	1,603	3,177	(2,977)	(68)	(28)	**1,707**
Total Other provisions	**2,470**	**3,981**	**(3,655)**	**(109)**	**(39)**	**2,648**

In 2012, the negative effect of exchange rate differences amounts to €33 million (positive effect of €13 million in 2011).

Fiat Industrial Consolidated Financial Statements

211

CONSOLIDATED notes

FINANCIAL STATEMENTS AT DECEMBER 31, 2012

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

The restructuring provision comprises the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to €117 million at December 31, 2012 (€72 million at December 31, 2011), costs for exit activities amounting to nil at December 31, 2012 (€2 million at December 31, 2011) and other costs totaling €17 million at December 31, 2012 (€17 million at December 31, 2011).

The total balance at December 31, 2012 relates to restructuring programs of the following segments (in € million): Iveco 117 (54 at December 31, 2011), CNH

10 (15 at December 31, 2011) and FPT Industrial 7 (22 at December 31, 2011).

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows:

(€ million) At December 31, 2012 At December 31, 2011

Sales incentives 909 848

Legal proceedings and other disputes 350 286

Commercial risks 323 352

Environmental risks 34 35

Other reserves for risk and charges 91 82

Total Other risks 1,707 1,603

A description of these follows:

Sales incentives - these provisions relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on the basis of the information available for the sales made by the dealers during the calendar year.

Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

Legal proceedings involving claims with active and former employees.

Legal proceedings involving different tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. Fiat Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

- Commercial risks - this provision includes the amount of obligations arising in connection with the sale of products and services such as maintenance contracts. An accrual is made when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.
- Environmental risks – this provision represents management's best estimate of the Group's probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

27. Debt

An analysis of debt by nature and due date is as follows:

(€ million)	At December 31, 2012				At December 31, 2011			
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Asset-backed financing	5,159	4,518	31	9,708	6,065	3,383	31	9,479
Bonds	883	3,341	1,200	5,424	167	2,360	2,359	4,886
Borrowings from banks	2,484	2,329	361	5,174	2,764	2,669	115	5,548
Payables represented by securities	121	17	-	138	78	12	-	90
Other	81	35	73	189	132	24	58	214
Total Other debt	3,569	5,722	1,634	10,925	3,141	5,065	2,532	10,738
Total Debt	8,728	10,240	1,665	20,633	9,206	8,448	2,563	20,217

The item Asset-backed financing represents the financing received through both securitization and factoring transactions which does not meet IAS 39 derecognition requirements and is recognized as an asset in the statement of financial position. In 2012 there was an increase of approximately €344 million in asset backed financing, excluding exchange differences.

During the year Other debt increased, net of exchange differences, by €431 million. This increase is mainly due to the issue of new bonds, an increase in the use of available credit facilities and new medium-long term loans, partially offset by the repayment by the Iveco Capital group of the loans with Barclays outstanding at the end of 2011.

Fiat Industrial Consolidated Financial Statements

213

CONSOLIDATED notes

FINANCIAL STATEMENTS AT DECEMBER 31, 2012

The major bond issues outstanding at December 31, 2012 by the Group are the following:

Face value of Outstanding

outstanding bonds amount

Currency (in million) Coupon Maturity (€ million)

Global Medium Term Notes:

Fiat Industrial Finance Europe S.A. (1) EUR 1,000 5.250% March 11, 2015 1,000

Fiat Industrial Finance Europe S.A. (1) EUR 1,200 6.250% March 9, 2018 1,200

Total Global Medium Term Notes 2,200

Other bonds:

Case New Holland Inc. USD 1,000 7.750% September 1, 2013 758

CNH Capital LLC USD 750 3.875% November 1, 2015 568

CNH America LLC USD 254 7.250% January 15, 2016 193

CNH Capital LLC USD 500 6.250% November 1, 2016 379

Case New Holland Inc. USD 1,500 7.875% December 1, 2017 1,137

Total Other bonds 3,035

Hedging effect and amortized cost valuation 189

Total Bonds 5,424

(1) Bond listed in the Irish Stock Exchange

More specifically, during 2012 CNH Capital LLC issued a bond at par having a nominal value of USD 750 million, falling due in 2015 and bearing fixed interest at a rate of 3.875%, payable semi-annually.

The bonds issued by the Group are governed by different terms and conditions according to their type; more specifically these are as follows, in addition to the above-mentioned bond issued in 2012:

a bond issued at par by Fiat Industrial Finance Europe S.A. as part of the Global Medium Term Notes Program, having a nominal value of €1,000 million, falling due in 2015 and bearing fixed interest at a rate of 5.250%;

a bond issued at par by Fiat Industrial Finance Europe S.A. as part of the Global Medium Term Notes Program, having a nominal value of €1,200 million, falling due in 2018 and bearing fixed interest at a rate of 6.250%;

a bond issued at par by CNH Capital LLC having a nominal value of USD 500 million, falling due in 2016 and bearing fixed interest at a rate of 6.250%, payable semi-annually;

a bond issued by Case New Holland Inc. at a price of 97.062% of its nominal value of USD 1 billion, falling due in 2013 and bearing fixed interest at a rate of 7.75%, payable semi-annually;

a bond issued by CNH America LLC for a total amount outstanding of USD 254 million, falling due in 2016;

a bond issued by Case New Holland Inc. at a price of 99.32% of its nominal value of USD 1,500 million, falling due in 2017 and bearing fixed interest at a rate of 7.875%.

The unaudited prospectuses and offering circulars, or abstracts of these, relating to the above-mentioned principal bond issues are available on the Group’s website at www.fiatindustrial.com under “Investor Relations – Financial Reports”.

The bonds issued by the Group contain commitments of the issuer, and in certain cases commitments of Fiat Industrial S.p.A. in its capacity as guarantor, which are typical of international practice for bond issues of this type, such as in particular, negative pledges, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the agreements for the bonds guaranteed by Fiat Industrial S.p.A. contain clauses which could lead to early repayment if there is a change of control of Fiat Industrial S.p.A. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at due date by utilizing available liquid funds. In addition, Group companies may from time to time buy back bonds on the market that have been issued by the Group, also for the purposes of cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to €1.6 billion at December 31, 2012. Of these credit lines, the €2 billion syndicated credit facility of Fiat Industrial, guaranteed by the parent company and available for €1 million at December 31, 2012, envisages typical covenants for contracts of this type and size, such as financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to industrial activities) and negative pledges, *pari passu* and cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans.

At December 31, 2012 there were no breaches of the above commitments.

The annual interest rates and the nominal currencies of debt at December 31, 2012 are as follows:

	Interest rate					
(€ million)	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total at December 31, 2012
US dollar	6,615	609	1,896	6	1	9,127
Euro	6,243	1,201	-	-	-	7,444
Brazilian real	116	1,022	375	-	6	1,519
Canadian dollar	1,344	-	-	-	-	1,344
Australian dollar	679	110	-	-	-	789
British pound	111	-	-	-	-	111
Chinese renminbi	-	89	5	-	-	94
Argentine peso	-	-	-	-	72	72
Polish zloty	1	70	-	-	-	71
Danish krone	32	-	-	-	-	32
Other	8	-	-	7	15	30
Total Debt	**15,149**	**3,101**	**2,276**	**13**	**94**	**20,633**

Debt with annual nominal interest rates in excess of 12.5% relates principally to the companies operating in Argentina and Russia.

For further information on the management of interest rate and currency risk reference should be made to the section Risk Management and to Note 33.

The fair value of Debt at December 31, 2012 amounts to €21,117 million (€20,157 million at December 31, 2011), determined using the quoted market price of similar instruments, if available, or the related discounted cash flows. The amount has been calculated using the interest rates stated in Note 19, suitably adjusted to take account of the Group's current creditworthiness.

Fiat Industrial Consolidated Financial Statements

215

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

At December 31, 2012 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling €76 million (€51 million at December 31, 2011) is included in Property, plant and equipment (Note 15). Payables for finance leases included in Other debt amount to €49 million at December 31, 2012 (€48 million at December 31, 2011) and may be analyzed as follows:

	At December 31, 2012				At December 31, 2011			
(€ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Minimum future lease payments	6	16	27	49	5	19	25	49
Interest expense	-	-	-	-	-	(1)	-	(1)
Present value of minimum lease payments	**6**	**16**	**27**	**49**	**5**	**18**	**25**	**48**

As discussed in Note 15, finance lease payables also relate to suppliers' assets recognized in the consolidated financial statements in accordance with IFRIC 4.

Debt secured by mortgages on assets of the Group amounts to €112 million at December 31, 2012 (€113 million at December 31, 2011), of which €49 million (€48 million at December 31, 2011) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to €143 million at December 31, 2012 (€119 million at December 31, 2011). In addition the Group's assets include current receivables and cash with a pre-determined use to settle asset-backed financing of €9,708 million at December 31, 2012 (€9,479 million at December 31, 2011).

Net financial position

In compliance with the Consob Regulation issued on July 28, 2006 and in conformity with CESR's "*Recommendations for the Consistent Implementation of the European Commission's Regulation on Prospectuses*" issued on February 10, 2005, the Net financial position of the Group is as follows:

	At December 31, 2012		At December 31, 2011	
(€ million)	Total	of which Related parties	Total	of which Related parties
A. Cash and cash equivalents	4,611	35	5,639	18
B. Current securities (securities held for trading)	4	-	68	-
C. Liquidity (C) = (A+B)	**4,615**	**35**	**5,707**	**18**
D. Receivables from financing activities (Current financial receivables)	**15,237**	**18**	**13,946**	**12**
E. Other financial assets	**121**	**-**	**118**	**-**
F. Debt	**20,633**	**10**	**20,217**	**8**
G. Other financial liabilities	**97**	**-**	**157**	**-**
H. Net financial position (H) = (C+D+E-F-G)	**(757)**	**53**	**(603)**	**22**

The item Receivables from financing activities includes the entire portfolio of the financial services entities, classified as current assets as they will be realized during the normal operating cycle of these companies.

216

The following is a reconciliation between the Net financial position as presented in the above table and Net debt as presented in the Report on Operations:

(€ million) At December 31, 2012 At December 31, 2011

Consolidated net debt as presented in Report on Operations (15,994) (14,549)

Less: Current financial receivables 15,237 13,946

Net financial position (757) (603)

Reference should be made to Notes 19, 20, 21 and 22 and the information provided in this Note for a further analysis of the items in the table.

28. Trade payables

An analysis by due date of trade payables is as follows:

At December 31, 2012 At December 31, 2011

due between due between

due within one and due beyond due within one and due beyond

(€ million) one year five years five years Total one year five years five years Total

Trade payables 4.838 4 1 4.843 5.043 7 2 5.052

The carrying amount of Trade payables is in line with their fair value at the balance sheet date.

29. Other current liabilities

An analysis of Other current liabilities is as follows:

(€ million) At December 31, 2012 At December 31, 2011

Advances on buy-back agreements 1,073 983

Indirect tax payables 383 355

Accrued expenses and deferred income 397 363

Payables to personnel 222 241

Social security payables 184 169

Other 407 384

Total current liabilities 2,666 2,495

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

At December 31, 2012 At December 31, 2011

due between due between

due within one and due beyond due within one and due beyond

(€ million) one year five years five years Total one year five years five years Total

Other current liabilities (excluding Accrued expenses and deferred income) 1,568 613 88 2,269 1.503 581 48 2.132

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED notes

FINANCIAL STATEMENTS AT DECEMBER 31, 2012

Advances on buy-back agreements refer to agreements entered into by the Group during the year or which still remain effective at the balance sheet date, and relate to assets included in Property, plant and equipment. The item Advances on buy-back agreements consists of the following:

at the date of the sale, the price received for the product is recognized as an advance in liabilities;

subsequently, since the difference between the original sales price and the repurchase price is recognized in profit or loss as operating lease installments on a straight line basis over the lease term, the balance represents the remaining lease installments yet to be recognized in income plus the repurchase price. The carrying amount of Other current liabilities is in line with their fair value.

30. Guarantees granted, commitments and contingent liabilities

Guarantees granted

At December 31, 2012, the Group has granted guarantees on the debt or commitments of third parties or jointly controlled and associated entities totaling €486 million (€612 million at December 31, 2011).

Operating lease contracts

The Group has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

At December 31, 2012 At December 31, 2011

due between due between

due within one and due beyond due within one and due beyond

(€ million) one year five years five years Total one year five years five years Total

Future minimum lease payments

under operating lease contracts 56 124 49 229 41 86 35 162

In 2012, the Group recognized costs for lease payments of €47 million (€48 million in 2011).

Contingent liabilities

As a global company with a diversified business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results. At December 31, 2012, contingent liabilities estimated by the Group amount to approximately €39 million (approximately €41 million at December 31, 2011), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time. At December 31, 2012, no contingent assets and expected reimbursements have been estimated in connection with these contingent liabilities, while contingent assets and expected reimbursements of €2 million were estimated but not recognized at December 31, 2011.

Instead, when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, the Group recognizes specific provisions for this purpose.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

Under Italian law, as a consequence of the Demerger, Fiat Industrial continues to be liable jointly with Fiat for payables of Fiat S.p.A. (Fiat) that arose prior to effective date of the Demerger and were still outstanding at that date. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until such liabilities of Fiat existing as of the Demerger will be satisfied. At the time of the Demerger (January 1, 2011) Fiat S.p.A. had outstanding liabilities for bonds and others totaling approximately €15 billion, €9 billion of which due to bonds. At the date of this report, those liabilities decreased to approximately €4.6 billion, €3.8 of which due to bonds. Furthermore, Fiat Industrial may be responsible jointly with Fiat in relation to tax payables, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. Such potential liabilities, like all other liabilities of Fiat Industrial, will be assumed by the company that becomes successor to Fiat Industrial following the Merger. Fiat Industrial evaluated as extremely remote the risk of Fiat S.p.A.’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

31. Segment reporting

The operating segments through which the Group carries out its activities are based on the internal reporting used by the Fiat Industrial Group’s Chairman to make strategic decisions. That reporting is broken down in 2012 by the various products and services offered by the Group and prepared in accordance with the accounting policies described under Significant Accounting Policies above.

The individual operating segments derive revenues from their usual production and sales activities as follows:

The Agricultural and Construction Equipment segment (CNH) is active globally in the design, production and sale of agricultural and construction equipment. This segment also provides financial services to its end customers and dealers directly and indirectly in certain European countries through a joint venture with the BNP Paribas Group.

The Trucks and Commercial Vehicles segment (Iveco) earns its revenues from the production and sale, predominantly in Europe, of trucks and commercial vehicles, buses and special use vehicles. The segment also offers financial services directly to its customers and dealers in Europe.

The FPT Industrial segment earns its revenues from the production and sale of engines and transmissions for trucks and commercial vehicles and for agricultural and construction equipment, as well as for Marine and Power Generation uses.

Revenues generated by Other activities refer to components that do not satisfy the requirements of IFRS 8 to be considered an Operating segment.

The Group assesses the performance of its operating segments on the basis of the Trading profit/(loss), Operating profit/(loss) and Result from investments earned by those segments.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. For those operating segments which also provide financial services activities, revenues include interest income and other financial income deriving from those activities. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices. For those operating segments which also carry out financial services activities, expenses include interest expense and other financial expense deriving from those activities. The measure used to assess profit and loss for each operating segment is Operating profit/(loss). Trading profit/(loss) is reported as a specific part of the Operating profit/(loss) to separate the income and expense that is non-recurring in the ordinary operations of the business, such as gains and losses from the disposal of investments or restructuring costs, from profit or loss attributable to the Segments. Financial income and expense and taxes not deriving from operating activities are recognized centrally and reported under Unallocated items & adjustments.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

Details of the income statement by operating segment for the years ended December 31, 2012 and 2011 are as follows:

(€ million)	2012 CNH	2012 Iveco	2012 FPT Industrial	2012 Other Activities	2012 Unallocated items & adjustments	2012 Fiat Industrial Group	2011 CNH	2011 Iveco	2011 FPT Industrial	2011 Other Activities	2011 Unallocated items & adjustments	2011 Fiat Industrial Group
Segment revenues	16,056	8,924	2,933	18	(2,146)	25,785	13,896	9,562	3,220	9	(2,398)	24,289
Revenues from transactions with other operating segments	(17)	(165)	(1,946)	(18)	2,146	-	(34)	(190)	(2,165)	(9)	2,398	-
Revenues from external customers	16,039	8,759	987	-	-	25,785	13,862	9,372	1,055	-	-	24,289
Trading profit/(loss)	1,566	469	142	(93)	(5)	2,079	1,154	490	107	(53)	(12)	1,686
Unusual income/(expense)	(37)	(181)	-	1	-	(217)	27	(82)	(1)	(1)	-	(57)
Operating profit/(loss)	1,529	288	142	(92)	(5)	1,862	1,181	408	106	(54)	(12)	1,629
Financial income/(expense)					(458)	(458)					(546)	(546)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	82	3	-	-	1	86	85	13	-	-	(1)	97
Other profit/(loss) from investments	-	(5)	-	-	-	(5)	-	(11)	-	-	-	(11)
Result from investments	82	(2)	-	-	1	81	85	2	-	-	(1)	86
Profit/(loss) before taxes						1,485						1,169
Income taxes					564	564					468	468
Profit/(loss) from continuing operations						921						701
Amortization and depreciation	(349)	(221)	(152)	-	3	(719)	(292)	(232)	(145)	-	3	(666)
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Non-cash items other than depreciation and amortization	(3,291)	(618)	(35)	(55)	-	(3,999)	(2,796)	(633)	(58)	(20)	-	(3,507)
Reversal of impairment losses on Intangible assets and Property, plant and equipment	-	-	-	-	-	-	-	-	-	-	-	-

Segment assets are the assets deployed by each segment in carrying out its usual activities or those which may be reasonably allocated to it on the basis of its usual activities, including the value of investments in joint ventures and associates.

The amount included in Other Activities mainly refers to investments consolidated on line by line basis other than those already included in the Operating segments, and eliminated in the column Unallocated items & adjustments.

Segment liabilities are those liabilities arising directly from each segment's usual activities or which may be reasonably allocated to it on the basis of its usual activities. The Group's treasury and tax activities are managed centrally and, therefore, are not allocated to the individual segments as they do not directly relate to operating activities. These assets and liabilities are not included in the assets and liabilities attributed to the segments, but are instead reported under Unallocated items and adjustments. In particular, treasury assets include the amounts receivable from financing activities, other non-current receivables, securities and other financial assets, and cash and cash equivalents of the Group's industrial entities. Treasury liabilities, on the other hand, include the debt and other financial liabilities of the Group's industrial entities. As the segment Profit/(loss) includes the Interest income and other financial income and Interest

220

expense and other financial expense of the financial services entities, the operating assets of CNH and Iveco also include the financial assets (predominantly the loan portfolio) of their financial services companies. Similarly, the liabilities for those segments include the debt of the financial services companies. The unallocated Group debt, therefore, represents the debt of industrial entities only.

	At December 31, 2012						At December 31, 2011					
(€ million)	CNH	Iveco	FPT Industrial	Other Activities	Unallocated items & adjustments	Fiat Industrial Group	CNH	Iveco	FPT Industrial	Other Activities	Unallocated items & adjustments	Fiat Industrial Group
Segment assets	22,666	10,273	1,911	7,836	(8,364)	34,322	21,267	9,718	1,954	6,885	(7,489)	32,335
Tax assets					1,388	1,388					1,852	1,852
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies					158	158					103	103
Cash and cash equivalents, Current securities and Other financial assets of industrial companies					3,069	3,069					4,353	4,353
Total Treasury assets					3,227	3,227					4,456	4,456
Total unallocated assets					4,615	4,615					6,308	6,308
Total Assets						38,937						38,643
Segment operating assets include:												
Investments in subsidiaries, associates and joint ventures accounted for using the equity method	264	211	-	-	(11)	464	393	231	-	-	(10)	614
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	758	439	152	236	(236)	1,349	546	404	168	155	(176)	1,097
Segment liabilities	18,047	9,186	1,187	87	(515)	27,992	17,013	8,853	1,389	34	(522)	26,767
Tax liabilities					512	512					873	873
Treasury liabilities					4,711	4,711					5,592	5,592
Total unallocated liabilities					5,223	5,223					6,465	6,465
Total Liabilities						33,215						33,232

Fiat Industrial Consolidated Financial Statements

221

CONSOLIDATED notes FINANCIAL

STATEMENTS AT DECEMBER 31, 2012

32.	Information by geographical area

The Group’s parent company has its registered office in Italy. In 2012, revenues earned in Italy from external customers totaled € 2,045 million (€2,465 million in 2011) and revenues earned in the Rest of the World from external customers totaled € 23,740 million (€21,824 million in 2011). The following is an analysis of revenues earned from external customers in the Rest of the World:

(€ million) 2012 2011

United States 5,904 4,889

Brazil 2,986 3,293

France 2,158 2,166

Canada 1,424 1,144

Germany 1,288 1,286

Australia 955 825

U.K. 754 713

Argentina 550 538

Spain 538 662

Poland 449 380

Other 6,734 5,928

Total revenues from external customers in RoW 23,740 21,824

Total non-current Assets located in Italy, excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, totaled €2,034 million at December 31, 2012 (€1,892 million at December 31, 2011) and the total of such assets located in the Rest of the World totaled €7,804 million at December 31, 2012 (€7,367 million at December 31, 2011). Non-current assets located in the Rest of the World may be analyzed as follows:

(€ million) At December 31, 2012 At December 31, 2011

United States 3,416 3,291

France 776 704

Spain 577 475

Germany 562 552

Brazil 506 483

Canada 356 336

China 316 320

Other 1,295 1,206

Total non-current assets in RoW 7,804 7,367

In 2012 and 2011, no single external customer of the Group accounted for 10 per cent or more of consolidated revenues.

33.	Information on financial risks

The Group is exposed to the following financial risks connected with its operations: credit risk, regarding its normal business relations with customers and dealers, and its financing activities; liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general; market risk (principally relating to exchange rates, interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest.

As described in the section Risk management, the Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary action to mitigate them.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group.

The quantitative data reported in the following do not have any predictive value, in particular the sensitivity analysis on market risks cannot reflect the complexity of the market or the associated market reaction which may result from any of the assumed changes.

The maximum credit risk to which the Group is theoretically exposed at December 31, 2012 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties as discussed in Note 30. Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles and agricultural and construction equipment. These guarantees are further strengthened where possible by retention of title clauses or specific guarantees on financed vehicle sales to the sales network and on vehicles assigned under finance lease agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. Impairment losses are recognized for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.

Receivables for financing activities amounting to €15,237 million at December 31, 2012 (€13,946 million at December 31, 2011) include balances totaling €54 million (€54 million at December 31, 2011) that have been written down on an individual basis. Of the remainder, balances totaling €355 million (€320 million at December 31, 2011) are past due by up to one month, while balances totaling €566 million are past due by more than one month (€510 million at December 31, 2011). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and Other receivables totaling €2,406 million at December 31, 2012 (€2,464 million at December 31, 2011) include balances totaling €58 million (€56 million at December 31, 2011) that have been written down on an individual basis. Of the remainder, balances totaling €168 million (€145 million at December 31, 2011) are past due by up to one month, while balances totaling €126 million (€151 million at December 31, 2011) are past due by more than one month.

The significant decrease in the past due component in receivables from financing activities is partially attributable to the gradual collection of loans granted by Banco CNH Capital S.A. as part of the development/subsidized loans program for agriculture of the Brazilian development agency managed through Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These receivables fell under the scope of the general debt relief programs that were implemented from time to time by the Brazilian government between 2005 and 2008 to support an agricultural industry going through a difficult period. With the rescheduling programs now at an end, the company has taken all the measures necessary to collect installments falling due, adjusting the level of its loan allowances in relation to the extent to which the overdue balances are being repaid.

Total rescheduled outstanding loans issued by Banco CNH Capital S.A. amount to approximately Reais 0.3 billion (approximately €0.1 billion) at December 31, 2012, representing a decrease of approximately Reais 0.2 billion over December 31, 2011; Banco CNH Capital S.A. had a net overdue balance with its customers of approximately Reais 0.1 billion (approximately €0.05 billion), representing a decrease of approximately Reais 0.2 billion over December 31, 2011. During the year, approximately Reais 0.1 billion (approximately €0.05 billion) was written off by Banco CNH Capital S.A. Although the continual reschedulings of the recent past have contributed to an increase in the uncertainty as to the timing and means by which customers will make repayment, the amounts provided are considered sufficient to cover the residual credit risk. In the meantime, the BNDES has continued its financial support for the company and the subsidized loan programs.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED notes

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions.

The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

Continuing the process applied for years by the Fiat Group, the Fiat Industrial Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows: centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which the Group is present; maintaining an adequate level of available liquidity; diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets; obtaining adequate credit lines; and monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the Group’s financial assets and liabilities are provided in Note 19 Current Receivables and in Note 27 Debt. Details of the repayment structure of derivative financial instruments are provided in Note 21.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable the Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

Currency risk

The Group is exposed to risk resulting from changes in exchange rates, which can affect its earnings and equity. In particular: Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2012, the total trade flows exposed to currency risk amounted to the equivalent of 18% of the Group’s turnover (18% in 2011). The principal exchange rates to which the Group is exposed are the following: EUR/USD, in relation to the production/purchases of CNH in the Euro area and to sales in dollars made by Iveco; EUR/GBP, predominately in relation to sales made by Iveco on the UK market and purchases made by CNH in the Euro area; USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

USD/AUD, mainly in relation to sales made by CNH in Australia;

USD/GBP, in relation to the production/purchases of CNH in the UK.

Taken overall trade flows exposed to changes in these exchange rates in 2012 made up approximately 70% of the exposure to currency risk from trade transactions. It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecast trading transaction exchange risk exposure for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments.

Group companies may find themselves with trade receivables or payables denominated in a currency different from the functional currency of the company itself. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain finance or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency. Certain of the Group’s subsidiaries are located in countries which are not members of the European monetary union, in particular the United States, the United Kingdom, Brazil, Australia, Canada, India, China, Argentina and Poland. As the Group’s reference currency is the Euro, the income statements of those countries are converted into Euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euros. The assets and liabilities of consolidated companies whose functional currency is different from the Euros may acquire converted values in Euros which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 24).

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in this respect at the balance sheet date. There were no substantial changes in 2012 in the nature or structure of exposure to currency risk or in the Group’s hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2012 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates of the leading foreign currencies with the Euro, amounts to approximately €184 million (€175 million at December 31, 2011).

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest rate risk

The manufacturing companies and treasuries of the Group make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, Group companies make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost and return of the various forms of financing, including the sale of receivables, and the employment of funds, causing an impact on the level of net financial expenses incurred by the Group.

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED notes

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

Sensitivity analysis

In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2012 resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately €7 million (approximately €9 million at December 31, 2011). The reduced effect compared to 2011 is due to a decrease in the reference rates taken for the analysis.

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2012, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately €1 million (approximately €4 million at December 31, 2011). The decrease over 2011 reflects the lower level of interest rates used in the analysis.

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

The Group has entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical, unfavorable and instantaneous change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2012 linked to commodity prices would have been not significant (€2 million at December 31, 2011).

34.	Fair value hierarchy

IFRS 7 requires financial instruments recognized in the statement of financial position at fair value to be classified on the basis of a hierarchy that reflects the significance of the inputs used in determining fair value. The following levels are used in this hierarchy: Level 1 – quoted prices in active markets for the assets or liabilities being measured; Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market; Level 3 – inputs that are not based on observable market data.

The following table provides an analysis under this hierarchy of financial assets and liabilities measured at fair value at December 31, 2012 and 2011.

At December 31, 2012 At December 31, 2011

(€ million) Note Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total

Available-for-sale assets measured at fair value:

Other non-current securities (16) 1 —— 1 1 —— 1

Available-for-sale current securities (20) 4 —— 4 68 —— 68

Held-for-trading financial assets measured at fair value:

Other financial assets (21) — 121 — 121 — 118 — 118

Total Assets 5 121 — 126 69 118 — 187

Other financial liabilities (21) — (97) — (97) — (157) — (157)

Total Liabilities — (97) — (97) — (157) — (157)

In 2012 there were no transfers from Level 1 to Level 2 or vice versa.

35.	Related party transactions

In accordance with IAS 24 the related parties of the Fiat Industrial Group are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Fiat Industrial Group and its subsidiaries, Fiat Industrial S.p.A.’s parent company Exor S.p.A. and the companies belonging to the Exor Group (including the companies of the Fiat Group), unconsolidated subsidiaries in the Fiat Industrial Group and the associates or joint ventures of the Fiat Industrial Group. Finally, the members of the Board of Directors, the statutory auditors and managers of the Fiat Industrial Group with strategic responsibility and members of their families.

The Group engages in transactions with unconsolidated subsidiaries, jointly controlled entities, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Relations between the Group and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012 | NOTES

The effects of such transactions on the consolidated income statements for 2012 and 2011 are as follows:

		of which: with related parties						
(€ million)	2012	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Net revenues	25,785	-	395	187	637	-	1,219	4.7%
Cost of sales	20,925	-	334	174	437	42	987	4.7%
Selling, general and administrative costs	2,183	-	-	-	216	22	238	10.9%
Research and development costs	560	-	-	-	22	-	22	3.9%
Financial income/(expenses)	(458)	-	(3)	1	4	-	2	0.4%

		of which: with related parties						
(€ million)	2011	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Net revenues	24,289	6	390	330	833	-	1,559	6.4%
Cost of sales	20,038	-	178	209	415	44	846	4.2%
Selling, general and administrative costs	2,002	-	-	-	220	14	234	11.7%
Research and development costs	505	-	-	-	28	-	28	5.5%
Financial income/(expenses)	(546)	-	(4)	(11)	(72)	-	(87)	15.9%

The effects on the consolidated statement of financial position at December 31, 2012 and 2011 are as follows:

		of which: with related parties						
(€ million)	At December 31, 2012	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	67	5	-	-	51	-	56	83.6%
Trade receivables	1,434	-	53	38	55	-	146	10.2%
Other current assets	1,117	-	-	1	22	-	23	2.1%
Asset-backed financing	9,708	-	-	-	3	-	3	-
Other debt	10,925	4	2	-	1	-	7	0.1%
Trade payables	4,843	-	108	5	136	13	262	5.4%
Other current liabilities	2,666	-	23	-	4	1	28	1.1%

		of which: with related parties						
(€ million)	At December 31, 2011	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	52	1	-	-	49	-	50	96.2%
Trade receivables	1,562	-	48	71	30	-	149	9.5%
Other current assets	1,053	-	-	1	8	-	9	0.9%
Asset-backed financing	9,479	-	-	-	2	-	2	-
Other debt	10,738	-	5	-	1	-	6	0.1%
Trade payables	5,052	2	74	38	162	16	292	5.8%
Other current liabilities	2,495	-	21	-	5	2	28	1.1%

228

Transactions with jointly controlled entities

These transactions affected revenues, cost of sales, trade receivables and payables. The effects on the financial statements are set out as follows.

Net revenues

Transactions consist principally of sales of commercial vehicles, and agricultural and construction machinery, and the provision of technical services, to the following companies:

(€ million) 2012 2011

Iveco Oto Melara Società consortile, for the sale of vehicles and special transport 92 136

CNH de Mexico SA de CV, for the sale of agricultural and construction equipment 76 58

Turk Traktor Ve Ziraat Makineleri A.S., for the sale of agricultural and construction equipment 68 43

New Holland HFT Japan Inc., for the sale of agricultural and construction equipment 52 38

SAIC IVECO Commercial Vehicle Investment Company Limited for technical services 27 44

Other 80 71

Total Net revenues from jointly controlled entities 395 390

Cost of sales

Transactions have taken place principally with the following companies:

(€ million) 2012 2011

Turk Traktor Ve Ziraat Makineleri A.S., for the purchase of agricultural equipment 263 153

Other 71 25

Total Cost of sales for purchases from jointly controlled entities 334 178

Trade receivables

These relate to receivables arising from the revenues discussed. In particular:

(€ million) At December 31, 2012 At December 31, 20110

Iveco – Oto Melara Societŕ consortile 23 21

Other 30 27

Total Current trade receivables due from jointly controlled entities 53 48

Trade payables

These relate to payables arising from the costs discussed above. In particular:

(€ million) At December 31, 2012 At December 31, 2011

TurkTraktorVe Ziraat Makineleri A.S. 55 63

Other 53 11

Total Trade payables due to jointly controlled entities 108 74

CONSOLIDATED notes

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

Transactions with associated companies

These transactions mainly affected revenues and trade receivables. The effects on the financial statements are set out as follows.

Net Revenues

Transactions consist principally of sales of industrial vehicles and the provision of services, to the following companies:

(€ million) 2012 2011

IVECO-AMT Ltd., for the sale of commercial vehicles 115 68

Kobelco Construction Machinery Co Ltd., for the sale of construction equipment 60 48

Truck & Bus company, for the sale of commercial vehicles and buses 12 12

Iveco Capital Limited, for the sale of commercial vehicles leased out by the company — 202

Total Net Revenues from associated companies 187 330

Cost of sales

These primarily relate to transactions with the following companies:

(€ million) 2012 2011

Kobelco Construction Machinery Co Ltd., for the purchase of construction equipment 174 164

Iveco Capital Limited, for costs associated with the sale of receivables — 45

Cost of sales for purchases from associated companies 174 209

Trade receivables

This item, amounting to €38 million at December 31, 2012 (€71 million at December 31, 2011), relates to receivables arising from the revenues discussed above.

Transactions with the Fiat Group

These amounts arise from transactions between the Fiat Industrial Group companies and companies belonging to the Fiat Group, and from the asset and liability balances of the Fiat Industrial Group companies which relate to companies belonging to the Fiat Group. The effects of individual transactions on financial statement items are as follows:

Net Revenues

These primarily relate to the sale of goods to the following companies:

(€ million) 2012 2011

Società Europea Veicoli Leggeri S.p.A. – SEVEL, for the sale of engines 375 401

Fiat Automoveis S.A.—FIASA (subsidiary of Fiat Group Automobiles), for the sale of light commercial vehicles 238 388

Fiat Group Automobiles S.p.A. and subsidiaries, for the sale of engines 18 35

Other 6 9

Total Revenues from Fiat Group 637 833

Cost of sales

These primarily relate to transactions with the following companies:

(€ million) 2012 2011

Teksid S.p.A. and subsidiaries, for the purchase of engine blocks 119 123

Magneti Marelli S.p.A. and its subsidiaries, for the purchase of components 93 73

Other 225 219

Total Cost of sales from Fiat Group 437 415

Selling, general and administrative costs

These relate to costs for the provision of administrative, IT, corporate affairs, tax, treasury, purchasing, personnel management, communications and security services by companies belonging to the Fiat Group.

Research and development costs

These relate to the provision of research and development services in 2012 and 2011 by the Centro Ricerche Fiat on behalf of the Fiat Group.

Other investments and non-current financial assets

This item includes non-current receivables arising from items due from the Fiat Group, mainly relating to factoring and dealer financing activities in South America.

Asset-backed financing and Other debt

This item mainly consists of other debt arising from the transactions of foreign subsidiaries of the Fiat Industrial Group with financial services companies of the Fiat Group in countries where the Fiat Industrial Group does not have any financial services companies of its own.

Transactions with other related parties

The most significant amount in 2012 affects cost of sales and consists of the cost for purchases of components of €36 million (€40 million in 2011) from the Brembo Group which is controlled by Alberto Bombassei who is a member of the Board of Directors of Fiat Industrial S.p.A.

Emoluments to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of Fiat Industrial S.p.A. for carrying out their respective functions, including those in other consolidated companies, are as follows:

(in thousands of euros) 2012 2011

Directors (a) 9,914 3,150

Statutory auditors 238 148

Total Emoluments 10,152 3,298

(a) This amount include for 2012 the notional compensation cost of €6,196 thousands related to stock grants awarded to the Chairman.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED Notes

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

The aggregate expense incurred in 2012 for the compensation of Executives with strategic responsibilities of the Group amounts to approximately €11 million

(€10 million in 2011). This amount is inclusive of the notional compensation cost for share-based payments granted to Executives with strategic responsibilities.

Commitments and guarantees with related parties

At December 31, 2012 the Group had pledged guarantees on commitments of the jointly controlled entity Iveco - Oto Melara Società consortile for an amount of €215 million (€213 million at December 31, 2011).

36.	Acquisitions and Disposals of subsidiaries and other investments

Acquisitions

The Group made no significant acquisitions of subsidiaries in 2012.

On the other hand CNH acquired certain minor subsidiaries in 2012 whose total assets and net revenues are not significant compared with those of Group. Finally, during 2012 the Group acquired non-controlling interests in companies in which it already held control, leading to the recognition of the following cash outflows:

Purchased Cash outflows

(€ million) non-controlling interest on acquisition

New Holland Kobelco Construction Machinery S.p.A. 3.46% -

Total -

With reference to 2011, on March 31, 2011 CNH Global N.V. acquired the remaining 50% interest in L&T – Case Equipment Private Limited (subsequently renamed Case New Holland Construction Equipment India Private Limited), an equally held joint venture established in 1999 with Larsen & Toubro Limited to manufacture and sell earth moving equipment in India, thereby obtaining control. This transaction has been accounted for as an acquisition achieved in stages in accordance with IFRS 3 - Business Combinations, and the Group has accordingly applied the acquisition method, finalized in December, consolidating the subsidiary on a line-by-line basis from March 31, 2011.

This transaction led to the recognition of income of €25 million arising from the combination. The identifiable assets acquired and liabilities assumed have been recognized at their fair values at the Acquisition date (March 31, 2011) and are set out below:

(€ million) At the Acquisition date

Non-current assets 33

Current assets 36

Total assets acquired (a) 69

Liabilities assumed (b) 25

Net assets acquired/(Net liabilities assumed) (a) – (b) 44

The transaction led to the recognition of goodwill of €25 million given the favorable earnings prospects of the business forming part of the transaction.

Consideration in this business combination is set out below, together with the resulting cash flows:

(€ million) At the Acquisition date

Consideration paid 35

Deferred consideration -

Total Consideration 35

Cash and cash equivalents paid 35

Cash and cash equivalents received (1)

Total cash flows paid/(received) 34

If the acquisition had taken place with effect from January 1, 2011, the net revenues and profit for the year would have been essentially unchanged.

For completeness of information, in 2011 the Group acquired non-controlling interests in companies in which it already held control, leading to the recognition of the following cash outflows:

Purchased Cash outflows

(€ million) non-controlling interest on acquisition

New Holland Kobelco Construction Machinery S.p.A. 3.91% 1

New Holland Kobelco Construction Machinery S.p.A. 10.27% -

Total 1

Disposals

Consideration in 2012 for the sales of other investments and the related net cash inflows are provided as follows:

Total disposal of Investments

in jointly controlled entities,

(€ million) associates and other companies

Consideration received 43

Deferred consideration 20

Total Consideration 63

Total Net cash inflows on disposals 43

Deferred consideration refers to the receivable that has been recognized by CNH in connection with the balance of the price for the sale of the 20% interest in Kobelco Construction Machinery Co., Ltd. from CNH to Kobe Steel Ltd. (“KSL”). A dispute has arisen with respect to the price to be paid by KSL to CNH. While the arbitration is in its early stages, CNH management has considered the relevant facts in connection with this matter and believes that it is probable that CNH will ultimately prevail and obtain the balance of the purchase price which is currently held in an escrow account.

In 2011 Iveco sold certain minor investments; consideration deriving from the sales was not significant.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED Notes

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

37.	Explanatory notes to the Statement of Cash Flows

The Statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 – Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows within this Note for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Adjustments to exclude non-cash effects related to the sale of vehicles under buy-back commitments are included under operating activities in a single line item which includes changes in working capital, capital expenditures, amortization, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle. Change in operating lease items comprises capital expenditures for assets under operating leases and reflects adjustments to exclude non-cash items such as amortization, depreciation, impairment losses and changes in inventories.

The adjustment to exclude Other non-cash items of €192 million in 2012 (€289 million in 2011) includes an amount of €89 million (€231 million in 2011) related to impairment losses on assets recognized during the year.

Changes in working capital for 2012 and 2011 are summarized as follows:

(€ million) 2012 2011

Change in trade receivables 86 293

Change in inventories (76) (970)

Change in trade payables (126) 904

Change in other receivables/payables (98) 106

Change in working capital (214) 333

Total cash flows for income tax payments net of refunds in 2012 amount to €524 million (€297 million in 2011).

Total interest of €815 million was paid and interest of €800 million was received in 2012 (interest of €748 million was paid in 2011 and interest of €621 million was received in 2011).

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the Statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

(€ million) 2012 2011

Change in dealer financing (1,116) (1,074)

Change in retail financing (842) (257)

Change in finance leases 302 264

Change in other receivables from financing activities (93) (85)

Net change in receivables from financing activities (1,749) (1,152)

Liquidity absorbed by the increase in receivables from financing activities in 2012 principally refers to the increase in financing provided to CNH customers in the U.S., Iveco dealers in Europe and CNH dealers in the U.S. and Brazil. In 2011, liquidity absorbed by the increase in receivables from financing activities was mainly related to an increase in retail and dealer financing for CNH.

Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 36.

Financing activities

The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as indicated in Note 21 above).

In 2011, the net change in other financial payables and other financial assets/liabilities also included a negative amount (cash outflow) of €2,761 million due to the repayment of net financial payables due to the Fiat Group outstanding at December 31, 2010, in connection with the Demerger.

Changes in 2012 and 2011 are summarized as follows:

(€ million) 2012 2011

Change in asset-backed financing 343 601

Change in net financial payables to the Fiat Group — (2,761)

Change in borrowings from banks and other financial payables (433) 789

Net change in other financial payables (90) (1,371)

Change in other financial assets 40 (71)

Change in other financial liabilities (59) 13

Net change in other financial payables and other financial assets/liabilities (109) (1,429)

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED Notes

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

38.	Non-recurring transactions and transactions resulting from unusual and/or abnormal operations

The Group did not perform any significant non-recurring transactions or transactions resulting from unusual and/or abnormal operations in 2012 as defined by the Consob Communication of July 28, 2006.

39.	Subsequent events

On February 7, 2013 Fiat Industrial S.p.A. signed the renewal of a €2 billion 3 year committed revolving credit facility with 21 banks. The facility is intended for general corporate purposes and working capital needs and it replaces the €2 billion 3 year revolving credit facility originally signed in December 2010.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

APPENDIX I

FIAT INDUSTRIAL GROUP COMPANIES

CONSOLIDATED

FINANCIAL

STATEMENTS

AT DECEMBER 31,

2012

APPENDIX I

FIAT INDUSTRIAL GROUP COMPANIES

AT DECEMBER 31, 2012

In accordance with Article 126 of Consob Regulation 11971 of May 14, 1999, as subsequently amended, a complete list of Group companies and significant investments at December 31, 2012 is provided on the following pages.

Companies in the list are grouped according to type of control, method of consolidation and classification by operating segment (pursuant to IFRS 8).

For each company, the following information is provided: name, location of registered office, country and share capital stated in original currency. Additionally, the percentage consolidated and the percentage interest held directly by Fiat Industrial S.p.A. or its subsidiary is also shown.

The column on the far right shows the percentage of voting rights exercisable at an ordinary general meeting, where such percentage differs from the percentage of shares held.

Fiat Industrial Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012
APPENDIX I FIAT INDUSTRIAL GROUP COMPANIES

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY								
Parent Company								
Fiat Industrial S.p.A.	Turin	Italy	1,919,433,145	EUR	--	--	--	--
SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS								
Agricultural and Construction Equipment								
CNH Global N.V.	Amsterdam	Netherlands	545,602,754	EUR	87.43	Fiat Netherlands Holding N.V.	87.371	87.427
						CNH Global N.V.	0.064	0.000
Banco CNH Capital S.A.	Curitiba	Brazil	433,919,523	BRL	87.43	CNH Global N.V.	53.513	
						CNH Capital U.K. Ltd	45.816	
						CNH Latin America Ltda.	0.671	
Bli Group Inc.	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Blue Leaf I.P. Inc.	Wilmington	U.S.A.	1,000	USD	87.43	Bli Group Inc.	100.000	
Blue Leaf Insurance Company	Burlington	U.S.A.	250,000	USD	87.43	CNH America LLC	100.000	
Case Brazil Holdings Inc.	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	87.43	CNH Capital America LLC	100.000	
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People's Rep.of China	14,000,000	USD	87.43	CNH Global N.V.	100.000	
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	87.43	CNH Capital America LLC	100.000	
Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	87.43	CNH America LLC	100.000	
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	87.43	CNH America LLC	100.000	
Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Case Europe S.a.r.l.	Le Plessis-Belleville	France	7,622	EUR	87.43	CNH America LLC	100.000	
Case Harvesting Systems GmbH	Berlin	Germany	281,211	EUR	87.43	CNH America LLC	100.000	
Case India Limited	Wilmington	U.S.A.	5	USD	87.43	CNH America LLC	100.000	
Case International Marketing Inc.	Wilmington	U.S.A.	5	USD	87.43	CNH America LLC	100.000	
Case LBX Holdings Inc.	Wilmington	U.S.A.	5	USD	87.43	CNH America LLC	100.000	
Case New Holland Construction Equipment (India) Private Limited	Mumbai	India	240,100,000	INR	85.86	CNH America LLC	50.000	
						New Holland Fiat (India) Private Limited	50.000	
Case New Holland Inc.	Wilmington	U.S.A.	5	USD	87.43	CNH Global N.V.	100.000	
Case New Holland Machinery (Harbin) Ltd.	Harbin	People's Rep.of China	30,000,000	USD	87.43	CNH Asian Holding Limited N.V.	99.920	
						CNH Europe Holding S.A.	0.080	
CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,250,000	USD	87.43	CNH America LLC	100.000	
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	87.43	CNH America LLC	100.000	

238

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH (China) Management Co., Ltd.	Shanghai	People's Rep.of China	12,000,000	USD	87.43	CNH Global N.V.	100.000	
CNH (Shanghai) Equipment R&D Co., Ltd.	Shanghai	People's Rep.of China	2,000,000	USD	87.43	CNH Global N.V.	100.000	
CNH Administradora de Serviços Ltda.	Curitiba	Brazil	100,000	BRL	87.43	Banco CNH Capital S.A.	99.900	
						CNH Latin America Ltda.	0.100	
CNH America LLC	Wilmington	U.S.A.	0	USD	87.43	Case New Holland Inc.	100.000	
CNH Argentina S.A.	Buenos Aires	Argentina	100,246,105	ARS	87.43	New Holland Holding (Argentina) S.A.	76.176	
						CNH Latin America Ltda.	23.824	
CNH Asian Holding Limited N.V.	Zedelgem	Belgium	34,594,401	EUR	87.43	CNH Global N.V.	100.000	
CNH Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	87.43	CNH Global N.V.	100.000	
CNH Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	87.43	CNH Europe Holding S.A.	100.000	
CNH Belgium N.V.	Zedelgem	Belgium	372,115,574	EUR	87.43	CNH Europe Holding S.A.	100.000	
CNH Canada, Ltd.	Toronto	Canada	28,000,100	CAD	87.43	CNH Global N.V.	100.000	
CNH Capital America LLC	Wilmington	U.S.A.	0	USD	87.43	CNH Capital LLC	100.000	
CNH Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	87.43	CNH Australia Pty Limited	100.000	
CNH Capital Benelux NV	Zedelgem	Belgium	55,628,856	EUR	87.43	CNH Global N.V.	98.999	
						CNH Capital U.K. Ltd	1.001	
CNH Capital Canada Ltd.	Calgary	Canada	1	CAD	87.43	Case Credit Holdings Limited	99.500	
						CNH Canada, Ltd.	0.500	
CNH Capital Equipment Loan and Lease Facility LLC	Wilmington	U.S.A.	5,000	USD	87.43	CNH Capital America LLC	100.000	
CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	87.43	Case Credit Holdings Limited	100.000	
CNH Capital LLC	Wilmington	U.S.A.	0	USD	87.43	CNH America LLC	100.000	
CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	0	USD	87.43	CNH Capital America LLC	100.000	
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	87.43	CNH Capital America LLC	100.000	
CNH Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	87.43	CNH Capital Benelux NV	100.000	
CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	87.43	CNH America LLC	100.000	
CNH Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	87.43	CNH Europe Holding S.A.	100.000	
CNH Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	87.43	CNH Baumaschinen GmbH	90.000	
						CNH Europe Holding S.A.	10.000	
CNH Engine Corporation	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
CNH Europe Holding S.A.	Luxembourg	Luxembourg	100,000,000	USD	87.43	CNH Global N.V.	100.000	
CNH Financial Services A/S	Hvidovre	Denmark	500,000	DKK	87.43	CNH Global N.V.	100.000	
CNH Financial Services GmbH	Heilbronn	Germany	1,151,000	EUR	87.43	CNH Europe Holding S.A.	100.000	
CNH Financial Services S.A.S.	Morigny-Champigny	France	50,860,641	EUR	87.43	CNH Global N.V.	98.888	
						CNH Capital Benelux NV	1.112	

Fiat Industrial Consolidated Financial Statements

239

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012
APPENDIX I FIAT INDUSTRIAL GROUP COMPANIES

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH France	Morigny-Champigny	France	427,965,450	EUR	87.43	CNH Europe Holding S.A.	100.000	
CNH International S.A.	Paradiso	Switzerland	100,000	CHF	87.43	CNH Global N.V.	100.000	
CNH Italia s.p.a.	Turin	Italy	15,600,000	EUR	87.43	CNH Osterreich GmbH	75.000	
						CNH Global N.V.	25.000	
CNH Latin America Ltda.	Contagem	Brazil	1,037,711,513	BRL	87.43	CNH Global N.V.	85.658	
						Case Brazil Holdings Inc.	12.557	
						Case Equipment International Corporation	1.785	
CNH Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	87.43	CNH Europe Holding S.A.	99.999	
CNH Osterreich GmbH	St.Valentin	Austria	2,000,000	EUR	87.43	CNH Global N.V.	100.000	
CNH Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	87.43	CNH Belgium N.V.	100.000	
CNH Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Carnaxide	Portugal	498,798	EUR	87.43	CNH Europe Holding S.A.	99.980	
						CNH Italia s.p.a.	0.020	
CNH Receivables LLC	Wilmington	U.S.A.	0	USD	87.43	CNH Capital America LLC	100.000	
CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	43.71	CNH America LLC	50.000	
CNH Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	87.42	CNH Services S.r.l.	99.997	
CNH Services S.r.l.	Modena	Italy	10,400	EUR	87.43	CNH Italia s.p.a.	100.000	
CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	87.43	New Holland Holding Limited	100.000	
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	0	USD	87.43	CNH Capital America LLC	100.000	
CNH-KAMAZ Commercial B.V.	Amsterdam	Netherlands	35,300	EUR	44.59	CNH Global N.V.	51.000	
CNH-KAMAZ Industrial B.V.	Amsterdam	Netherlands	36,002	EUR	43.71	CNH Global N.V.	50.000	
Farmpower Pty Limited	St. Marys	Australia	360	AUD	87.43	CNH Australia Pty Limited	100.000	
Fiat Switzerland SA	Paradiso	Switzerland	100,000	CHF	87.43	CNH International S.A.	100.000	
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	87.43	CNH America LLC	100.000	
Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	87.43	CNH America LLC	100.000	
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	87.43	CNH Canada, Ltd.	100.000	
HFI Holdings Inc.	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Kobelco Construction Machinery America LLC	Wilmington	U.S.A.	0	USD	56.83	New Holland Excavator Holdings LLC	65.000	
Limited Liability Company "CNH Parts and Service Operations"	Moscow	Russia	54,000,000	RUB	87.43	CNH Global N.V.	100.000	
LLC CNH-KAMAZ Commerce	Khimki	Russia	20,408	RUB	44.59	CNH-KAMAZ Commercial B.V.	100.000	
LLC CNH-KAMAZ Industry	Naberezhnye Chelny	Russia	60,081,800	RUB	43.71	CNH-KAMAZ Industrial B.V.	100.000	
MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	87.43	CNH Global N.V.	100.000	
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	87.43	CNH Capital LLC	100.000	
New Holland Excavator Holdings LLC	Wilmington	U.S.A.	0	USD	87.43	CNH America LLC	100.000	
New Holland Fiat (India) Private Limited	Mumbai	India	12,485,547,400	INR	84.29	CNH Asian Holding Limited N.V.	96.407	48.965
New Holland Holding (Argentina) S.A.	Buenos Aires	Argentina	23,555,415	ARS	87.43	CNH Latin America Ltda.	100.000	

240

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
New Holland Holding Limited	Basildon	United Kingdom	106,328,601	GBP	87.43	CNH Europe Holding S.A.	100.000	
New Holland Kobelco Construction Machinery S.p.A.	San Mauro Torinese	Italy	12,396,363	EUR	86.70	CNH Italia s.p.a.	99.172	
New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	87.43	CNH Global N.V.	100.000	
New Holland Tractor Ltd. N.V.	Antwerp	Belgium	9,631,500	EUR	87.43	New Holland Holding Limited	100.000	
O & K - Hilfe GmbH	Berlin	Germany	25,565	EUR	87.43	CNH Baumaschinen GmbH	100.000	
Pryor Foundry Inc.	Oklahoma City	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Receivables Credit II Corporation	Calgary	Canada	1	CAD	87.43	CNH Capital America LLC	100.000	
Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People's Rep.of China	35,000,000	USD	52.46	CNH Asian Holding Limited N.V.	60.000	
Steyr Center Nord GmbH	Ruckersdorf-Harmanns	Austria	35,000	EUR	87.43	CNH Osterreich GmbH	100.000	
Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	44.59	Case Credit Holdings Limited	51.000	
UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	52.46	Case Equipment Holdings Limited	60.000	
UzCaseService LLC	Tashkent	Uzbekistan	5,000,000	USD	44.59	Case Equipment Holdings Limited	51.000	
UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	44.59	Case Equipment Holdings Limited	51.000	
Trucks and Commercial Vehicles								
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
Afin Bohemia s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	Afin Leasing AG	100.000	
Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	Iveco FS Holdings Limited	100.000	
Afin Leasing AG	Vienna	Austria	1,500,000	EUR	100.00	Iveco International Trade Finance S.A.	100.000	
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	100.00	Afin Leasing AG	100.000	
Afin Trade Bulgaria Eood	Sofia	Bulgaria	5,000	BGN	100.00	Afin Bulgaria EAD	100.000	
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	12,000,000	ETB	70.00	Fiat Netherlands Holding N.V.	70.000	
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000	
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000	
F. Pegaso S.A.	Madrid	Spain	993,045	EUR	100.00	Iveco Espana S.L.	99.996	
						Iveco Partecipazioni Finanziarie S.r.l.	0.004	
Heuliez Bus S.A.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000	
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000	
Ikarus Egyedi Autobusz GY	Budapest	Hungary	46,300,000	HUF	89.09	Iveco Espana S.L.	89.093	
Industrial Vehicles Center Hainaut S.A.	Charleroi	Belgium	600,000	EUR	100.00	S.A. Iveco Belgium N.V.	95.000	
						Iveco Nederland B.V.	5.000	
Irisbus (U.K.) Ltd	Watford	United Kingdom	7,200,000	GBP	100.00	Iveco Espana S.L.	100.000	
Irisbus Australia Pty. Ltd.	Dandenong	Australia	6,253,391	AUD	100.00	Iveco Espana S.L.	100.000	

Fiat Industrial Consolidated Financial Statements

241

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012
APPENDIX I FIAT INDUSTRIAL GROUP COMPANIES

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Irisbus Benelux Ltd.	Leudelange	Luxembourg	594,000	EUR	100.00	Iveco France	99.983	
						Société Charolaise de Participations S.A.	0.017	
Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00	Iveco S.p.A.	100.000	
IVC Brabant N.V. S.A.	Groot	Belgium	800,000	EUR	100.00	S.A. Iveco Belgium N.V.	75.000	
						Iveco Nederland B.V.	25.000	
Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People's Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000	
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000	
Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	12,879,000	TRY	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Argentina S.A.	Buenos Aires	Argentina	130,237,793	ARS	100.00	Iveco Espana S.L.	99.000	
						Astra Veicoli Industriali S.p.A.	1.000	
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000	
Iveco Capital Broker de Asigurare - Reasigurare S.r.l.	Bucharest	Romenia	25,000	RON	100.00	Iveco Capital Leasing IFN S.A.	100.000	
Iveco Capital Leasing IFN S.A.	Bucharest	Romenia	774,364,557	RON	100.00	Iveco FS Holdings Limited	100.000	
Iveco Capital Limited	Watford	United Kingdom	1,000	EUR	100.00	Iveco FS Holdings Limited	100.000	
Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUB	100.00	Afin Leasing AG	100.000	
Iveco Capital SA	Paradiso	Switzerland	14,000,000	CHF	100.00	Iveco FS Holdings Limited	100.000	
Iveco Contract Services Limited	Watford	United Kingdom	17,000,000	GBP	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100.000	
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France	97.978	
Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Espana S.L. *(business Trucks and Commercial Vehicles)*	Madrid	Spain	121,612,116	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	Iveco France	100.000	
Iveco Finance AG	Kloten	Switzerland	1,500,000	CHF	100.00	Iveco Capital Limited	100.000	
Iveco Finance GmbH	Heilbronn	Germany	75,775,000	EUR	100.00	Iveco Capital Limited	100.000	
Iveco Finance Limited	Watford	United Kingdom	3,000,100	GBP	100.00	Iveco Capital Limited	100.000	
Iveco Finanziaria S.p.A.	Turin	Italy	145,000,000	EUR	100.00	Iveco Capital Limited	100.000	
Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco France	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326	
						Fiat Netherlands Holding N.V.	49.674	
Iveco FS Holdings Limited	Watford	United Kingdom	1,000	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Holdings Limited	Watford	United Kingdom	47,000,000	GBP	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Insurance Vostok LLC	Moscow	Russia	740,000	RUB	100.00	Afin Leasing AG	100.000	
Iveco International Trade Finance S.A.	Paradiso	Switzerland	30,800,000	CHF	100.00	Iveco FS Holdings Limited	100.000	
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020	

242

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Iveco L.V.I. S.a.s.	Saint Priest	France	503,250	EUR	100.00	Iveco France	100.000	
Iveco Latin America Ltda (*business Trucks and Commercial Vehicles*)	Vila da Serra	Brazil	366,180,646	BRL	100.00	Iveco Espana S.L.	100.000	
Iveco Limited (*business Trucks and Commercial Vehicles*)	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000	
Iveco Magirus AG (*business Trucks and Commercial Vehicles*)	Ulm	Germany	50,000,000	EUR	94.00	Fiat Netherlands Holding N.V.	88.340	
						Iveco S.p.A.	5.660	
Iveco Magirus Brandschutztechnik GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764	
Iveco Magirus Brandschutztechnik GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Iveco Magirus Brandschutztechnik GmbH	100.000	
Iveco Magirus Brandschutztechnik Gorlitz GmbH	Görlitz	Germany	511,292	EUR	84.43	Iveco Magirus Brandschutztechnik GmbH	100.000	
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032	
Iveco Magirus Firefighting CAMIVA S.a.s. (societè par actions simplifiée)	Saint-Alban-Leysse	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000	
Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Afin Leasing AG	100.000	
Iveco Nederland B.V.	Andelst	Netherlands	4,537,802	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000	
Iveco Nord S.A.	Trappes	France	45,730	EUR	99.77	Iveco France	99.767	
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000	
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	15,060,046	TRY	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Partecipazioni Finanziarie S.r.l.	Turin	Italy	50,000,000	EUR	100.00	Iveco S.p.A.	100.000	
Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	Iveco France	100.000	
Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000	
						Iveco Limited	50.000	
Iveco Poland Ltd.	Warsaw	Poland	46,974,500	PLN	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	Fiat Netherlands Holding N.V.	99.997	
						Astra Veicoli Industriali S.p.A.	0.001	
Iveco Provence s.a.s.	Trappes	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000	
Iveco Romania S.r.l.	Bucharest	Romenia	17,500	RON	100.00	Afin Leasing AG	100.000	
Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000	
Iveco South Africa (Pty) Ltd.	Vorna Valley-Midrand	South Africa	15,000,750	ZAR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000	
Iveco Sweden A.B. (*business Trucks and Commercial Vehicles*)	Arlov	Sweden	600,000	SEK	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	Fiat Netherlands Holding N.V.	100.000	

Fiat Industrial Consolidated Financial Statements

243

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

APPENDIX I
FIAT INDUSTRIAL GROUP COMPANIES

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Venezuela C.A.	La Victoria	Venezuela	3,985,803	VEF	100.00	Fiat Netherlands Holding N.V.	62.688	
						Iveco S.p.A.	37.312	
Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000	
La Garde Chaberte S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500	
						Iveco France	0.500	
Le Logis De Villeneuve S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500	
						Iveco France	0.500	
Les Estroublans 2 S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500	
						Iveco France	0.500	
Les Estroublans de Vitrolle S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500	
						Iveco France	0.500	
Les Paluds D'Aubagne S.C.I.	Trappes	France	2,000	EUR	100.00	Iveco Participations s.a.s.	99.500	
						Iveco France	0.500	
Mediterranea de Camiones S.L.	Valencia	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875	
						Fiat Netherlands Holding N.V.	0.125	
Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000	
OOO Iveco Russia	Moscow	Russia	868,545,000	RUB	100.00	Fiat Netherlands Holding N.V.	99.960	
						Afin Leasing AG	0.040	
Puget Les Plaines S.C.I.	Trappes	France	132,631	EUR	100.00	Iveco Provence s.a.s.	99.885	
						Iveco France	0.115	
S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	Fiat Netherlands Holding N.V.	99.983	
						Iveco Nederland B.V.	0.017	
Seddon Atkinson Vehicles Ltd	Watford	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000	
Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000	
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France	100.000	
Transolver Finance S.A.	Trappes	France	9,468,219	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	Iveco FS Holdings Limited	99.984	
						Iveco Espana S.L.	0.016	
Transolver Services S.A.	Trappes	France	38,000	EUR	99.76	Iveco Capital Limited	99.760	
UAB Iveco Capital Baltic	Vilnius	Lithuania	138,500	LTL	100.00	Afin Leasing AG	100.000	
Utilitaries & Véhicules Industriels Franciliens-UVIF SAS	La Garenne	France	1,067,500	EUR	100.00	Iveco France	100.000	
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867	

244

SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
FPT Industrial								
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	Fiat Industrial Finance France S.A.	100.000	
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000	
Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000	
FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France	97.200	
						Fiat Industrial Finance France S.A.	2.800	
FPT Industrial Argentina S.A.	Buenos Aires	Argentina	107,270,267	ARS	100.00	FPT Industrial S.p.A.	96.000	
						FPTI Representacao Comercial de Motores Automotivos Ltda	4.000	
FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000	
FPTI Representacao Comercial de Motores Automotivos Ltda	Nova Lima	Brazil	1,872,472	BRL	100.00	FPT Industrial S.p.A.	100.000	
Iveco Espana S.L. (*business FPT Industrial*)	Madrid	Spain	121,612,116	EUR	100.00	Fiat Netherlands Holding N.V.	100.000	
Iveco Latin America Ltda (*business FPT Industrial*)	Vila da Serra	Brazil	366,180,646	BRL	100.00	Iveco Espana S.L.	100.000	
Iveco Limited (*business FPT Industrial*)	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000	
Iveco Magirus AG (*business FPT Industrial*)	Ulm	Germany	50,000,000	EUR	94.00	Fiat Netherlands Holding N.V.	88.340	
						Iveco S.p.A.	5.660	
Iveco Sweden A.B. (*business FPT Industrial*)	Arlov	Sweden	600,000	SEK	100.00	Fiat Netherlands Holding N.V.	100.000	
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People's Rep.of China	580,000,000	CNY	60.00	FPT Industrial S.p.A.	30.000	
						SAIC IVECO Commercial Vehicle Investment Company Limited	60.000	
Holding companies and Other companies								
Fiat Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	Fiat Industrial Finance S.p.A.	100.000	
Fiat Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	Fiat Netherlands Holding N.V.	99.998	
Fiat Industrial Finance North America Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	Fiat Industrial Finance S.p.A.	100.000	
Fiat Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
Fiat Netherlands Holding N.V.	Amsterdam	Netherlands	2,610,397,295	EUR	100.00	Fiat Industrial S.p.A.	100.000	

Fiat Industrial Consolidated Financial Statements

245

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

APPENDIX I
FIAT INDUSTRIAL GROUP COMPANIES

JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment								
Case Mexico S.A. de C.V.	São Pedro Garza Garcia	Mexico	810,000	MXN	43.71	CNH de Mexico SA de CV	100.000	
Case Special Excavators N.V.	Zedelgem	Belgium	1,100,000	EUR	43.71	CNH Global N.V.	50.000	
CNH Comercial, SA de C.V.	São Pedro Garza Garcia	Mexico	160,050,000	MXN	43.71	CNH de Mexico SA de CV	100.000	
CNH de Mexico SA de CV	São Pedro Garza Garcia	Mexico	165,276,000	MXN	43.71	CNH Global N.V.	50.000	
CNH Industrial S.A. de C.V.	São Pedro Garza Garcia	Mexico	200,050,000	MXN	43.71	CNH de Mexico SA de CV	100.000	
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	São Pedro Garza Garcia	Mexico	50,000,000	MXN	42.84	CNH Global N.V.	49.000	
CNH Servicios Corporativos S.A. de C.V.	São Pedro Garza Garcia	Mexico	375,000	MXN	43.71	CNH de Mexico SA de CV	99.999	
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	43.71	CNH Global N.V.	50.000	
Turk Traktor Ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	32.79	CNH Osterreich GmbH	37.500	
Trucks and Commercial Vehicles								
Iveco - Oto Melara Società consortile r.l.	Rome	Italy	40,000	EUR	50.00	Iveco S.p.A.	50.000	
Iveco Acentro S.p.A.	Cagliari	Italy	3,000,000	EUR	50.00	Iveco S.p.A.	50.000	
Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000	
Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000	
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People's Rep.of China	160,000,000	USD	50.00	Iveco S.p.A.	50.000	
SAIC Iveco Hongyan Commercial Vehicles Co. Ltd.	Chongqing	People's Rep.of China	500,000,000	CNY	33.50	SAIC IVECO Commercial Vehicle Investment Company Limited	67.000	
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	16,315,347	EUR	50.00	Fiat Netherlands Holding N.V.	50.000	

246

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights

SUBSIDIARIES ACCOUNTED FOR USING THE EQUITY METHOD

Agricultural and Construction Equipment

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Farmers New Holland Inc.	Wilmington	U.S.A.	800,000	USD	87.43	CNH America LLC	100.000	
Jackson New Holland, Inc.	Wilmington	U.S.A.	371,000	USD	82.48	CNH America LLC	94.340	
Mid State New Holland, Inc.	Wilmington	U.S.A.	400,000	USD	76.50	CNH America LLC	87.500	
Northside New Holland Inc.	Wilmington	U.S.A.	250,000	USD	60.92	CNH America LLC	69.680	

Trucks and Commercial Vehicles

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Iveco Colombia S.a.s.	Santa Fe' de Bogota	Colombia	7,596,249,000	COP	100.00	Iveco Venezuela C.A.	99.990	
						Iveco Latin America Ltda	0.010	

SUBSIDIARIES VALUED AT COST

Agricultural and Construction Equipment

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
Employers Health Initiatives LLC	Wilmington	U.S.A.	790,000	USD	87.43	CNH America LLC	100.000	
Fermec North America Inc.	Wilmington	U.S.A.	5	USD	87.43	CNH America LLC	100.000	
International Harvester Company	Wilmington	U.S.A.	1,000	USD	87.43	CNH America LLC	100.000	
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	87.43	Case United Kingdom Limited	100.000	
New Holland Agricultural Equipment S.p.A.	Turin	Italy	120,000	EUR	87.43	CNH Italia s.p.a.	100.000	
New Holland Construction Equipment S.p.A.	Turin	Italy	120,000	EUR	87.43	CNH Italia s.p.a.	100.000	
RosCaseMash	Saratov	Russia	0	RUB	33.44	Case Equipment Holdings Limited	38.250	51.000

Trucks and Commercial Vehicles

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000	
K2012173554 (South Africa) (Pty) Ltd	Cape Town	South Africa	1,000	ZAR	100.00	Iveco South Africa (Pty) Ltd.	100.000	
MVPC LLC	Moscow	Russia	10,000	RUB	50.00	OOO Iveco Russia	50.000	

Fiat Industrial Consolidated Financial Statements

247

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

APPENDIX I
FIAT INDUSTRIAL GROUP COMPANIES

SUBSIDIARIES VALUED AT COST (continued)

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
FPT Industrial								
Componentes Mecanicos S.A.	Barcelona	Spain	1,135,037	EUR	100.00	Iveco Espana S.L.	100.000	
Holding companies and Other companies								
F.I. Holding N.V.	Amsterdam	Netherlands	45,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
FI CBM Holdings N.V.	Amsterdam	Netherlands	50,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
New Industrial Business 1 s.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
New Industrial Business 2 s.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	
New Industrial Business 3 s.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Industrial S.p.A.	100.000	

ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment								
Al-Ghazi Tractors Ltd	Karachi	Pakistan	214,682,225	PKR	37.74	CNH Global N.V.	43.169	
CNH Capital Europe S.a.S.	Puteaux	France	88,482,297	EUR	43.63	CNH Global N.V.	49.900	
Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	25.17	CNH Italia s.p.a.	28.788	
Trucks and Commercial Vehicles								
GEIE V.IV.RE	Boulogne	France	0	EUR	50.00	Iveco S.p.A.	50.000	
IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUB	33.33	Fiat Netherlands Holding N.V.	33.330	
V.IV.RE Gruppo Europeo di Interesse Economico	Turin	Italy	0	EUR	50.00	Iveco S.p.A.	50.000	

248

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights

ASSOCIATED COMPANIES VALUED AT COST

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment								
Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	33.86	CNH Italia s.p.a.	38.728	
Trucks and Commercial Vehicles								
Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XOF	39.80	Iveco France	39.800	
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000	

OTHER COMPANIES VALUED AT COST

Name	Registered Office	Country	Share capital	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Agricultural and Construction Equipment								
Consorzio per lo Sviluppo delle Aziende Fornitrici in liquidation	Turin	Italy	241,961	EUR	9.33	CNH Italia s.p.a.	10.672	
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	10.73	CNH Italia s.p.a.	12.273	
Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	9.66	CNH Polska Sp. z o.o.	11.054	
Holding companies and Other companies								
CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	17.24	CNH Capital U.K. Ltd	14.000	
						Iveco Partecipazioni Finanziarie S.r.l.	5.000	
Fiat-Revisione Interna S.c.p.a.	Turin	Italy	300,000	EUR	16.00	Fiat Industrial S.p.A.	16.000	

Fiat Industrial Consolidated Financial Statements

249

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

APPENDIX II INFORMATION REQUIRED UNDER ARTICLE 149-*DUODECIES* OF THE CONSOB ISSUER REGULATIONS

APPENDIX II INFORMATION REQUIRED UNDER ARTICLE 149-*DUODECIES* OF THE CONSOB ISSUER REGULATIONS

The following table, prepared in accordance with Article 149-duodecies of the Consob Issuer Regulations, reports fees charged for 2012 for audit and other services provided by the independent auditors and entities in their network.

(€ thousand)	Service Provider	Fiat Industrial Group Entity		2012 Fees
Audit	Reconta Ernst & Young S.p.A.	Parent company – Fiat Industrial S.p.A.		76
	Reconta Ernst & Young S.p.A.	Subsidiaries		1,002
	Reconta Ernst & Young network	Subsidiaries	(1)	5,943
Attestation	Reconta Ernst & Young S.p.A.	Parent company – Fiat Industrial S.p.A.		385
	Reconta Ernst & Young S.p.A.	Subsidiaries		9
	Reconta Ernst & Young network	Subsidiaries		25
Other services	Reconta Ernst & Young S.p.A.	Parent company – Fiat Industrial S.p.A.	(2)	-
	Reconta Ernst & Young S.p.A.	Subsidiaries	(3)	133
	Reconta Ernst & Young network	Subsidiaries	(4)	1,237
Total				**8,810**

(1) Includes Sarbanes-Oxley Act §404 certification for CNH
(2) Fees for examination of the system of internal control over financial reporting (ICFR) for Fiat Industrial and subsidiaries
(3) Internal control review of financial data for Afin and company in Libya
(4) CNH sector for "Agreed upon Procedures" for securitization transactions and review of internal control system

250

ATTESTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER ARTICLE 154-*BIS* OF LEGISLATIVE DECREE 58/98
CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2012

ATTESTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS UNDER ARTICLE 154-*BIS* OF LEGISLATIVE DECREE 58/98

Fiat Industrial Consolidated Financial Statements

1. The undersigned, Sergio Marchionne, in his capacity as the Chairman of the Company, and Pablo Di Si, as the executive officer responsible for the preparation of the Company's financial statements, pursuant to the provisions of Article 154-*bis*, clauses 3 and 4, of Legislative Decree no. 58 of 1998, hereby attest:
   - the adequacy with respect to the company structure; and
   - the effective application,

   of the administrative and accounting procedures applied in the preparation of the Company's consolidated financial statements at December 31, 2012.
2. The assessment of the adequacy of the administrative and accounting procedures used for the preparation of the consolidated financial statements at December 31, 2012 was based on a process defined by Fiat Industrial in accordance with the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission, an internationally-accepted reference framework.
3. The undersigned moreover attest that:

   3.1 the consolidated financial statements at December 31, 2012:

   a) have been prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union through Regulation (EC) 1606/2002 of the European Parliament and Council, dated July 19, 2002;

   b) correspond to the amounts shown in the Company's accounts, books and records; and

   c) provide a fair and correct representation of the financial conditions, results of operations and cash flows of the Company and its consolidated subsidiaries as of December 31, 2012 and for the year then ended.

   3.2 the report on operations includes a reliable operating and financial review of the Company and of the Group as well as a description of the main risks and uncertainties to which they are exposed.

February 21, 2013

/s/ Sergio Marchionne
Sergio Marchionne
CHAIRMAN

/s/ Pablo Di Si
Pablo Di Si
EXECUTIVE OFFICER RESPONSIBLE FOR PREPARATION OF THE COMPANY'S FINANCIAL STATEMENTS

251

5

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS

at December 31, 2012

254 Income Statement

254 Statement of Comprehensive Income

255 Statement of Financial Position

256 Statement of Cash Flows

257 Statement of Changes in Equity

258 Income Statement pursuant to Consob Resolution 15519 of July 27, 2006

259 Statement of Financial Position pursuant to Consob Resolution 15519 of July 27, 2006

260 Statement of Cash Flows pursuant to Consob Resolution 15519 of July 27, 2006

261 Notes to the Statutory Financial Statements

302 Appendix – Information required under Article 149-*duodecies* of the Consob Issuer Regulations

303 Attestation of the Statutory Financial Statements under Article 154-*bis* of Legislative Decree 58/98

Income

Statement

Statement of

Comprehensive

Income

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

254 INCOME STATEMENT(*)

(figures in €) Notes 2012 2011

Dividends and other income from investments (1) 230,000,000 450,000,000

Other operating income (2) 17,089,250 9,942,586

Personnel costs (3) (11,285,109) (10,525,906)

Other operating costs (4) (34,395,010) (18,561,992)

Financial income/(expenses) (5) (87,382,255) (138,987,812)

PROFIT/(LOSS) BEFORE TAXES 114,026,876 291,866,876

Income taxes (6) 14,582,527 35,120,797

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 128,609,403 326,987,673

Profit/(loss) from discontinued operations —

PROFIT/(LOSS) 128,609,403 326,987,673

(*) Pursuant to Consob Resolution 15519 of July 27, 2006, the effects of transactions with related parties on Fiat Industrial S.p.A.’s Income Statement are presented in a specific income statement provided on the following pages and commented on in the notes to individual line items and Note 24

STATEMENT OF

COMPREHENSIVE INCOME

(€ thousand) 2012 2011

PROFIT/(LOSS) (A) 128,609 326,988

Other comprehensive income/(loss) —

Income tax relating to components of Other comprehensive income/(loss) —

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) —

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B) 128,609 326,988

STATEMENT OF FINANCIAL POSITION
FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012

STATEMENT OF FINANCIAL POSITION(*)

(figures in €)	Notes	At December 31, 2012	At December 31, 2011
ASSETS			
Non-current assets			
Intangible assets	(7)	457,315	459,334
Property, plant and equipment	(8)	15,935	18,266
Equity investments	(9)	6,487,695,463	5,777,600,463
Other financial assets	(10)	11,359,000	6,207,000
Deferred tax assets	(6)	-	-
Total non-current assets		6,499,527,713	5,784,285,063
CURRENT ASSETS			
Trade receivables	(11)	3,346,190	320,141
Current financial receivables	(12)	-	-
Other current receivables	(13)	100,131,867	81,400,555
Cash and cash equivalents	(14)	3,164	-
Total current assets		103,481,221	81,720,696
TOTAL ASSETS		6,603,008,934	5,866,005,759
EQUITY AND LIABILITIES			
Equity	(15)		
Share capital		1,919,433,145	1,913,298,892
Share premium reserve		456,131,216	462,265,468
Legal reserve		231,286,882	214,937,498
Other reserves and retained profit		1,237,109,309	1,159,964,194
Own shares		(65,900)	-
Profit/(loss)		128,609,403	326,987,673
Total equity		3,972,504,055	4,077,453,725
NON-CURRENT LIABILITIES			
Provisions for employee benefits and other non-current provisions	(16)	1,239,571	1,686,127
Non-current debt	(17)	11,359,000	6,207,000
Deferred tax liabilities	(6)	-	-
Total non-current liabilities		12,598,571	7,893,127
Current liabilities			
Provisions for employee benefits and other current provisions	(18)	1,650,851	5,666,835
Trade payables	(19)	9,051,456	4,178,998
Current debt	(20)	2,534,901,283	1,719,542,438
Other debt	(21)	72,302,718	51,270,636
Total current liabilities		2,617,906,308	1,780,658,907
TOTAL EQUITY AND LIABILITIES		6,603,008,934	5,866,005,759

(*) Pursuant to Consob Resolution 15519 of July 27, 2006, the effects of transactions with related parties on the Statement of Financial Position of Fiat Industrial S.p.A. are presented in a specific statement of financial position provided on the following pages and commented on in the notes to individual line items and Note 24

Fiat Industrial S.p.A. Statutory Financial Statements

255

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

256 STATEMENT

OF CASH FLOWS

STATEMENT OF CASH FLOWS(*)

(€ thousand) 2012 2011

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR —

B) CASH FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) 128,609 326,988

Depreciation & Amortization 32 17

Non-cash cost of stock option/stock grant plans 6,196 -

Change in provisions for employee benefits and other provisions (4,462) 7,353

Change in working capital 4,147 (30,636)

TOTAL 134,522 303,722

C) Cash from /(used in) investing activities :

Investments in:

Recapitalization of subsidiaries (710,000) (800,000)

Acquisitions (95) (254)

Other (investments)/disposals, net (28) (494)

TOTAL (710,123) (800,748)

D) CASH FROM/(USED IN) FINANCING ACTIVITIES:

Change in current financial assets—217,484

Repayment of non-current debt—(1,050,000)

Change in current debt 815,359 1,329,542

Purchase of own shares (66) -

Dividends paid (239,689) -

Total 575,604 497,026

E) NET CHANGE IN CASH AND CASH EQUIVALENTS 3 -

F) Cash and cash equivalents at end of YEAR 3 -

(*) Pursuant to Consob Resolution 15519 of July 27, 2006, the effects of transactions with related parties on the Statement of Cash Flows of Fiat Industrial S.p.A. are presented in a specific statement of cash flows provided on the following pages

STATEMENT OF CHANGES IN EQUITY
FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012

STATEMENT OF CHANGES IN EQUITY

(€ thousand)	Share capital	Share premium reserve	Legal reserve	Reserve available for the purchase of own shares	Reserve for own shares	Retained profit/(loss)	Stock grant reserve	Own shares (1)	Other reserves (2)	Profit/(loss) for the year	Total equity
Incorporation and contribution to share capital	120										120
Capital contributions									6,159		6,159
Total comprehensive income/(loss)										(6,159)	(6,159)
Balances at December 31, 2010	**120**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**6,159**	**(6,159)**	**120**
Allocation of prior year profit:											
cover of prior year loss									(6,159)	6,159	-
Demerger of activities from Fiat S.p.A.	1,913,179	462,265	214,937			1,159,964					3,750,345
Establishment of reserve for purchase of own shares				1,000,000		(1,000,000)					-
Total comprehensive income/(loss)										326,988	326,988
Balances at December 31, 2011	**1,913,299**	**462,265**	**214,937**	**1,000,000**	**-**	**159,964**	**-**	**-**	**-**	**326,988**	**4,077,453**
Allocation of prior year profit:											
to the Legal reserve			16,350							(16,350)	-
dividend distributions										(239,689)	(239,689)
balance to retained profit						70,949				(70,949)	-
Carryforward and adjustment to reserve for the purchase of own shares				(500,000)		500,000					-
Purchase of own shares				(66)	66			(66)			(66)
Conversion of preference and savings shares into ordinary shares	6,134	(6,134)									-
Valuation of stock grant plans							6,196				6,196
Total comprehensive income/(loss)										128,609	128,609
Balances at December 31, 2012	**1,919,433**	**456,131**	**231,287**	**499,934**	**66**	**730,913**	**6,196**	**(66)**	**-**	**128,609**	**3,972,503**

1) At December 31, 2012, the Company held 8,528 own shares having a total par value of €13 thousand
2) Other reserves includes the Capital contribution reserve

Fiat Industrial S.p.A. Statutory Financial Statements

257

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

INCOME
STATEMENT

pursuant

to Consob

Resolution

15519 of

July 27, 2006

258

INCOME STATEMENT

pursuant to Consob Resolution 15519 of July 27, 2006

(€ thousand) Notes 2012

of which

related parties

(Note 24) 2011

of which

related parties

(Note 24)

Dividends and other income from investments (1) 230,000 230,000 450,000 450,000

Other operating income (2) 17,089 17,086 9,943 9,730

Personnel costs (3) (11,285) (4,154) (10,526) (2,654)

Other operating costs (4) (34,395) (18,153) (18,562) (10,301)

Financial income/(expenses) (5) (87,382) (86,753) (138,988) (138,973)

PROFIT/(LOSS) BEFORE TAXES 114,027 291,867

Income taxes (6) 14,582 35,121

PROFIT/(LOSS) FROM CONTINUING OPERATIONS 128,609 326,988

Profit/(loss) from discontinued operations —

PROFIT/(LOSS) 128,609 326,988

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

Fiat Industrial S.p.A.

Statutory Financial Statements

259

STATEMENT

OF FINANCIAL

POSITION

pursuant

to Consob

Resolution 15519

of July 27, 2006

STATEMENT OF FINANCIAL POSITION

pursuant to Consob Resolution 15519 of July 27, 2006

(€ thousand) Notes

At

December

31, 2012

of which

related parties

(Note 24)

At

December

31, 2011

of which

related parties

(Note 24)

ASSETS

Non-current assets

Intangible assets (7) 457 459

Property, plant and equipment (8) 16 18

Equity investments (9) 6,487,695 6,487,695 5,777,600 5,777,600

Other financial assets (10) 11,359 11,359 6,207 6,207

Deferred tax assets (6) —

Total non-current assets 6,499,527 5,784,284

Current assets

Trade receivables (11) 3,346 3,346 320 320

Current financial receivables (12) —

Other current receivables (13) 100,132 34,556 81,401 79,808

Cash and cash equivalents (14) 3 -

Total current assets 103,481 81,721

TOTAL ASSETS 6,603,008 5,866,005

EQUITY AND LIABILITIES

Equity (15)

Share capital 1,919,433 1,913,299

Share premium reserve 456,131 462,265

Legal reserve 231,287 214,937

Other reserves and retained profit 1,237,109 1,159,964

Own shares (66) -

Profit/(loss) 128,609 326,988

Total equity 3,972,503 4,077,453

Non-curent liabilities

Provisions for employee benefits and

other non-current provisions (16) 1,240 235 1,686 978

Non-current debt (17) 11,359 11,359 6,207 6,207

Deferred tax liabilities (6) —

Total non-curent liabilities 12,599 7,893

Current liabilities

Provisions for employee benefits and

other current provisions (18) 1,651 5,667

Trade payables (19) 9,051 2,306 4,179 1,012

Current debt (20) 2,534,901 2,534,901 1,719,542 1,719,542

Other debt (21) 72,303 69,621 51,271 48,801

Total current liabilities 2,617,906 1,780,659

TOTAL EQUITY AND LIABILITIES 6,603,008 5,866,005

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

260 Statement

of Cash Flows

pursuant

to Consob

Resolution

15519 of

July 27, 2006

Statement of Cash Flows

pursuant to Consob Resolution 15519 of July 27, 2006

(€ thousand) 2012

of which

related parties 2011

of which

related parties

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR —

B) CASH FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) 128,609 326,988

Depreciation & Amortization 32 17

Non-cash cost of stock option/stock grant plans 6,196 6,196 -

Change in provisions for employee benefits and other provisions (4,462) (743) 7,353 978

Change in working capital 4,147 64,340 (30,636) (30,407)

TOTAL 134,522 303,722

C) Cash from /(used in) investing activities :

Investments in:

Recapitalization of subsidiaries (710,000) (710,000) (800,000) (800,000)

Acquisitions (95) (95) (254) (254)

Other (investments)/disposals, net (28) (494) (403)

TOTAL (710,123) (800,748)

D) CASH FROM/(USED IN) FINANCING ACTIVITIES:

Change in current financial assets—217,484 217,484

Repayment of non-current debt—(1,050,000) (1,050,000)

Change in current debt 815,359 815,359 1,329,542 1,329,542

Purchase of own shares (66) (66) -

Dividends paid (239,689) (78,228) -

TOTAL 575,604 497,026

E) NET CHANGE IN CASH AND CASH EQUIVALENTS 3 -

F) Cash and cash equivalents at end of year 3 -

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

Fiat Industrial S.p.A.

Statutory Financial Statements

261

NOTes

Notes to the Statutory

Financial Statements

PRINCIPAL ACTIVITIES

Fiat Industrial S.p.A. (the “Company”) is incorporated in the Republic of Italy and is the parent company of Fiat Industrial Group (the

“Group”), which holds interests, either directly or indirectly through sub-holdings, in the parent companies of the business sectors through which Fiat Industrial Group operates. Fiat Industrial S.p.A. was incorporated in 2010 for the purpose of acquiring the capital goods activities demerged from Fiat S.p.A. on January 1, 2011.

The Company’s head office is located in Turin, Italy.

Fiat Industrial S.p.A.’s financial statements are prepared in euros, the Company’s functional currency.

The Statements of Income and Financial Position are presented in euros, while values presented in the Statements of Comprehensive

Income, Cash Flows and Changes in Equity and the Notes to the Financial Statements are in thousands of euros, except where otherwise stated.

As parent company, Fiat Industrial S.p.A. has also prepared consolidated financial statements for Fiat Industrial Group for the year ended December 31, 2012.

Combination of Fiat Industrial – CNH

On May 30, 2012, Fiat Industrial S.p.A. (“FI”) invited the Board of Directors of CNH Global N.V. (“CNH”), in which FI holds currently an 87% stake, to explore the benefits of a merger of the two companies into a newly-incorporated Dutch company, or similar structure,

at exchange ratios determined with reference to the undisturbed market prices of FI and CNH shares prior to the transaction being announced (i.e., March/April 2012). The objective of the transaction is to simplify the Group’s capital structure by creating a single class of liquid stock, with a primary listing in New York and a secondary listing in Europe (subsequently identified as Borsa Italiana in Milan),

thereby establishing a true peer to the major North American-based capital goods players in both scale and capital market appeal.

On November 26, 2012 – following completion of negotiations between Fiat Industrial and the Special Committee formed by CNH

Global N.V.’s Board of Directors – FI and CNH announced that they had entered into a definitive merger agreement. On the basis of the agreement, FI and CNH will be merged into a newly-incorporated Dutch company (NewCo), with FI shareholders receiving one

NewCo share for each FI share held and CNH shareholders receiving 3.828 NewCo shares for each CNH share held. Additionally, on

December 28, 2012, CNH paid minority shareholders a cash dividend of USD 10 per CNH share, as also established in the agreement.

The transaction is subject to the customary closing conditions, including a cap on the exercise of withdrawal rights by FI shareholders and opposition rights by FI creditors of €325 million in aggregate. It is also subject to the approval of shareholders of both FI and CNH.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

262 NOTes

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The 2012 statutory financial statements represent the separate financial statements of the parent company, Fiat Industrial S.p.A., and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting

Standards Board (“IASB”) and adopted by the European Union, in addition to provisions implementing Article 9 of Legislative Decree

38/2005. The designation IFRS also includes all valid International Accounting Standards (“IAS”), as well as all interpretations issued by the IFRS Interpretations Committee, formerly the International Financial Reporting Interpretations Committee (“IFRIC”), and prior to that the Standing Interpretations Committee (“SIC”).

Fiat Industrial S.p.A.’s financial statements have been prepared under the historic cost convention and on the going concern assumption.

In the event of completion of the proposed merger transaction, the assets and liabilities of Fiat Industrial S.p.A. would be transferred to and continue as part of NewCo.

Format of the financial statements

Given the activities carried out by Fiat Industrial S.p.A., presentation of the Statutory Income Statement is based on the nature of revenues and expenses. The Consolidated Income Statement for Fiat Industrial Group is classified according to function (also referred to as the “cost of sales” method), which is considered more representative of the format used for internal reporting and management purposes and is in line with international practice in the capital goods sector. For the Statement of Financial Position, Fiat Industrial S.p.A.

has elected the “current and non-current” classification for the presentation of assets and liabilities. For the Consolidated Statement of Financial Position, a mixed presentation has been elected, as permitted under IAS 1, with the current and non-current classification applied to assets only. That election was based on the fact that the consolidated financial statements include both industrial companies and financial services companies. The financing portfolios of financial services companies are included under current assets, as those assets will be realized in the course of the normal operating cycle. In addition, the financial services companies only obtain a portion of their funding directly from the market. The remainder of their funding is obtained from Group treasury companies (included under industrial activities), which provide funding to both industrial companies and financial services companies within the Group, on the basis of their individual requirements. The distribution of financial services activities within the Group has no impact on the presentation of financial liabilities for Fiat Industrial S.p.A. However, for the Consolidated Statement of Financial Position, the distribution of those activities means that a classification of financial liabilities between current and non-current would not be meaningful.

The Statement of Cash Flows is presented using the indirect method.

With regard to the requirements of Consob Resolution 15519 of July 27, 2006 relating to the format of the financial statements,

supplementary Statements of Income, Financial Position and Cash Flows with a breakdown of related party transactions have been provided separately so that the overall reading of the principal statements is not compromised.

Fiat Industrial S.p.A.

Statutory Financial Statements

263

Intangible assets

Purchased or internally-generated intangible assets are recognized, in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.

Intangible assets with a finite useful life are measured at purchase or manufacturing cost, net of amortization (charged on a straight-line basis over the estimated useful life) and any impairment losses.

In accordance with IFRS 3 – Business combinations, goodwill is recognized on the date of acquisition of a business or business unit where the amount of the consideration (measured at fair value) plus the value of any non-controlling interests and the fair value of the equity interest previously held in the acquired entity (if any) is higher than the acquisition-date fair value of the identifiable assets acquired net of the identifiable liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if specific events or changes in circumstances indicate that an impairment loss has occurred. After initial recognition, goodwill is measured at cost

(as defined above) less any impairment losses.

Property, plant and equipment

Cost

Property, plant and equipment are stated at acquisition or production cost, net of accumulated depreciation and impairment losses.

Subsequent expenditures are only capitalized where they increase the future economic benefits of the asset to which they relate. All other expenditures are expensed as incurred.

The method and rates used for depreciating assets are provided below.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Costs related to operating leases are recognized on a straight-line basis over the duration of the lease.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of an asset as follows:

Annual depreciation rate

Furniture 12%

Fixtures 20%

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

264 NOTes

Impairment

The Company reviews, at least annually, the recoverability of the carrying amount of intangible assets, tangible assets and investments in subsidiaries, in order to determine whether those assets have suffered a loss in value. Where there are indications of impairment,

the carrying amount of the asset is reduced to its recoverable amount.

In relation to investments in subsidiaries that have distributed a dividend, the following are also considered indicators of impairment:

if the carrying amount of the investment in the separate financial statements exceeds the book value of that company’s equity

(including any associated goodwill) as recognized in the consolidated financial statements if dividends exceed the comprehensive income of the investee for the period to which the dividend relates

The recoverable amount of an asset is the higher of fair value less disposal costs and its value in use.

When testing for impairment of investments in subsidiaries whose market value (fair value less disposal costs) cannot be reliably measured, the recoverable amount is based on value in use, which – in line with the requirements of paragraph 33 of IAS 28 – is determined by estimating the present value of future cash flows and a theoretical terminal value.

Where impairment of an asset subsequently reverses, the carrying amount of that asset is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized.

A reversal of an impairment loss is recognized immediately in the income statement.

Financial instruments

Presentation

Financial instruments held by the Company are classified in the financial statements as follows:

Non-current assets: equity investments, other financial assets

Current assets: trade receivables, current financial receivables, other current receivables, cash and cash equivalents

Non-current liabilities: non-current debt

Current liabilities: trade payables, current debt, other debt

The item cash and cash equivalents includes bank deposits that are readily convertible into cash and for which the risk of changes in value is insignificant.

Non-current debt includes liabilities related to financial guarantees. Financial guarantees are contracts where the Company undertakes to make specific payments to a counterparty for losses incurred as a result of the failure of a borrower to meet its payment obligations for a given debt instrument. The present value of any related fees receivable is recognized under other non-current financial assets.

Measurement

Investments in subsidiaries are recognized at cost and adjusted for any impairment losses.

Any positive difference, arising on acquisition, between the purchase cost and fair value of net assets acquired in an investee company is included in the carrying amount of the investment.

Investments in subsidiaries are tested annually for impairment, or more frequently if evidence of impairment exists. Where an impairment loss exists, it is recognized immediately through the income statement. If the Company’s share of losses of the investee exceeds the

Fiat Industrial S.p.A.

Statutory Financial Statements

265

carrying amount of the investment and if the Company has an obligation or intention to cover those losses, the Company’s interest is reduced to zero and a liability is recognized for its share of any additional losses. If an impairment loss is subsequently reversed, the increase in value (not to exceed purchase cost) is recognized through the income statement.

Investments in other companies, consisting of non-current financial assets that are not held for trading (i.e., non-current available-forsale financial assets) are stated at cost and adjusted for any impairment losses.

Other financial assets, which the Company has the intention to hold to maturity, are initially recognized on the settlement date at purchase cost (considered representative of their fair value) which, with the exception of held-for-trading financial assets, is inclusive of transaction costs. Subsequent measurement is at amortized cost using the effective interest method.

Trade receivables, current financial receivables and other current receivables, excluding those based on a derivative financial instrument, as well as all other unquoted financial assets whose fair value cannot be reliably determined, are measured at amortized cost using the effective interest method, if they have a fixed term, or at cost, if they have no fixed term. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Regular assessments are made to determine whether there is objective evidence that financial assets, separately or within a group of assets, have been impaired. Where such evidence exists, an impairment loss is recognized in the income statement for the period.

Non-current debt, trade payables, current debt and other debt are initially recognized at fair value (normally represented by the cost of the transaction from which the liability arises), in addition to any transaction costs.

With the exception of derivative instruments and liabilities arising from financial guarantees, financial liabilities are subsequently measured at amortized cost using the effective interest method. Measurement of financial liabilities hedged by derivative instruments follows the principles of hedge accounting for fair value hedges. Gains and losses arising from subsequent measurement at fair value,

caused by fluctuations in interest rates, are recognized through the income statement and are offset by the effective portion of the gain or loss arising from subsequent measurement at fair value of the hedging instrument.

Liabilities arising from financial guarantees are measured at the higher of the estimate of the contingent liability (determined in accordance with IAS 37—Provisions, Contingent Liabilities and Contingent Assets) and the amount initially recognized less any amounts already released to profit and loss.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which the hedge is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

266 NOTes

Cash flow hedge – Where a derivative financial instrument is designated as a hedge against variability in future cash flows of an existing asset or liability or a transaction considered highly probable that could impact the income statement, the effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income. Any cumulative gain or loss is reversed from other comprehensive income and recognized in the income statement in the same period in which the hedged transaction affects the income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the income statement immediately. When a hedging instrument or hedge relationship is terminated, but the hedged transaction has not yet occurred, any gain or loss previously recognized in other comprehensive income is recognized through profit and loss at the time the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss recognized in other comprehensive income is immediately transferred to the income statement. If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement.

Sales of receivables

Factored receivables are derecognized if, and only if, the risks and rewards of ownership have been substantially transferred to the buyer. Whether sold on a recourse or non-recourse basis, if this condition is not satisfied, the receivables continue to be recognized in the financial statements, even if there has been a change in legal ownership. In such cases, a financial liability is recognized for an amount equivalent to the advance received.

Employee benefits

Post-employment benefit plans

The Company provides pension plans and other post-employment benefit plans to its employees. Pension plans in which the

Company is obliged to participate under Italian law are defined contribution plans, while other post-employment benefit plans,

in which the Company’s participation is generally subject to collective bargaining agreements, are defined benefit plans. Costs associated with payments to defined contribution plans are recognized in the income statement when incurred. Defined benefit plans are based on an employee’s working life and on the salary or wage received by the employee over a predetermined period of service.

In accordance with Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first half of 2007, the leaving entitlement payable to employees of Group companies in Italy (Trattamento di Fine Rapporto or “TFR”) qualifies as a defined benefit plan for benefits accrued prior to January 1, 2007 (and not yet paid out as at the balance sheet date), while benefits accruing after that date are classified as defined contributions.

Fiat Industrial S.p.A.

Statutory Financial Statements

267

The Company’s obligation to fund defined benefit plans and the associated annual cost recognized in the income statement are determined on an actuarial basis using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds 10% of the present value of the defined benefit obligation at the end of the previous year is amortized over the average remaining service lives of employees (the “corridor approach”). The portion of actuarial gains and losses that does not exceed this threshold is deferred. On first adoption of the IFRS Fiat Group elected to recognize all cumulative actuarial gains and losses existing at

January 1, 2004, although it adopted the corridor approach for recognition of subsequent actuarial gains and losses.

For defined benefit plans, any costs associated with the increase in present value of the liability nearer to the payment date are recognized under financial expenses.

Liabilities associated with defined benefit plans are recognized in the statement of financial position at their present value adjusted for unrecognized actuarial gains and losses, arising from application of the corridor method, and unrecognized past service costs.

Other long-term employee benefits

The accounting treatment for other long-term benefits is the same as for post-employment benefit plans except that actuarial gains and losses and past service costs are fully recognized in the income statement in the year in which they arise and the corridor method is not applied.

Equity-based compensation

Share-based compensation plans to be settled through physical delivery of Fiat Industrial S.p.A. shares are measured at fair value at the grant date. That fair value is expensed over the vesting period with a corresponding increase in equity. Initial measurement is not affected by any subsequent changes in fair value.

Provisions

The Company recognizes provisions when it has a legal or constructive obligation to third parties, when it is probable that an outflow of resources will be required to satisfy that obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in the income statement in the period in which they occur.

Own shares

Own shares are recognized as a deduction from equity. The original cost of own shares, proceeds from any subsequent sale and other changes are reported as changes in equity.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

268 NOTes

Dividends received

Dividends from investees are recognized in the income statement when the right to receive the dividend is established.

Revenue recognition

Revenue is recognized when it is probable that economic benefits associated with a transaction will flow to the Company and the amount can be reliably measured. Revenue is presented net of any adjusting items.

Financial income and expenses

Financial income and expenses are recognized in the income statement in the period in which they are earned or incurred.

Finance costs related to investments in qualifying assets that require a substantial period of time to prepare for their intended future use or sale are capitalized and amortized over the useful life of the asset.

Income taxes

The tax charge is determined on the basis of the provisions of Presidential Decree 917 of December 22, 1986 as amended. Taxes on income are recognized in profit and loss, except where they relate to items charged or credited directly to other comprehensive income, in which case the tax effect is also recognized directly in other comprehensive income.

For deferred tax assets and liabilities, determination is based on the temporary differences existing between the carrying amount of an asset or liability in the statement of financial position and its corresponding tax basis. Deferred tax assets resulting from unused tax losses and temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which they can be utilized.

Current and deferred income taxes and liabilities are offset when there is a legal right to do so. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the temporary difference is reversed.

Fiat Industrial S.p.A. and almost all its Italian subsidiaries have elected to take part in the domestic tax consolidation program pursuant to Articles 117/129 of Presidential Decree 917/1986 for a three-year period beginning in 2011.

Fiat Industrial S.p.A. acts as the consolidating company, creating a single taxable base so that companies taking par t in the program can benefit from potential offsetting of taxable income and tax losses. Each company par ticipating in the consolidation transfers its taxable income or tax losses to the consolidating company. Fiat Industrial S.p.A. recognizes a receivable for companies contributing taxable income, corresponding to the amount of IRES (corporate income tax) payable on their behalf.

For companies contributing a tax loss, Fiat Industrial S.p.A. recognizes a payable for the amount of the loss actually set off at group level.

Dividends payable

Dividends payable are recognized as changes in equity in the period in which they are approved by Shareholders.

Fiat Industrial S.p.A.

Statutory Financial Statements

269

Use of estimates

The preparation of financial statements and related disclosures that conform to IFRS requires that management make judgments,

estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities existing at the balance sheet date. The estimates and assumptions used are based on information available at the balance sheet date,

past experience and other factors considered relevant. Actual results could differ from those estimates.

Conditions attributable to the economic and financial crisis that have existed since 2008 have resulted in assumptions regarding future performance being subject to significant uncertainty. As a consequence, it cannot be excluded that results in future periods could differ from estimates, requiring adjustments, potentially even significant adjustments, to the carrying amount of the item(s) in question, which at present can neither be estimated nor predicted.

The line item most impacted by the use of estimates is “investments in subsidiaries” included under non-current assets, where estimates are used to conduct impairment tests. There were no particular or significant issues relating to estimates used in measurement of employee benefits, taxes or provisions, particularly given their relative materiality.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized directly in profit and loss in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

With regard to investments in subsidiaries, the use of estimates essentially related to determination of their recoverable value. For the investment in Fiat Netherlands Holding N.V. (parent company of CNH and principal foreign subsidiaries of Iveco), the book value recognized by Fiat Industrial S.p.A. is significantly lower than the book value of equity reported in the separate and consolidated financial statements of the investee for the year ended December 31, 2012 (prepared under IFRS), which reflected the results of a thorough process for the determination of the recoverability of assets.

With regard to the investments in Iveco S.p.A. and FPT Industrial S.p.A., an impairment test was conducted to determine value in use based on the present value of expected cash flows. The estimates took into account the expected results for 2013, based on assumptions and information consistent with the “Subsequent Events and Outlook” section of the Report on Operations, as well as management’s financial projections for the period 2014-2016. As an additional measure of prudence, a sensitivity analysis was conducted to take account of uncertainty relating to the timing of a full market recovery. Discount rates (after tax) of 10.1% and 10.3%

were used for Iveco S.p.A. and FPT Industrial S.p.A., respectively, which take account of the sectors and geographic markets in which they operate. The calculations of terminal value assumed growth rates of 1.4% and 0.8%, respectively. On the basis of the estimates and assumptions applied, it was determined that the value of the assets concerned is recoverable.

No impairment was identified for Fiat Industrial Finance S.p.A.

Accounting standards, amendments and interpretations adopted from January 1, 2012

On October 7, 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures. The amendments are intended to improve the understanding of transfers of financial assets (derecognition) for users of financial statements, including the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfers are undertaken around the end of a reporting period and are to be applied prospectively. The

Group applied those amendments from January 1, 2012. Adoption of the revised standard had no effect on measurement of items in the financial statements and only a limited effect on disclosure.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

270 NOTes

Accounting standards, amendments and interpretations effective from January 1, 2012 but not applicable to the Company

On December 20, 2010, the IASB issued a minor amendment to IAS 12 – Income taxes, which clarified determination of deferred taxes on investment properties measured at fair value. The amendment introduced the assumption that deferred taxes on investment properties recognized at fair value in accordance with IAS 40 are determined assuming that the carrying amount will be recovered through disposal. Following introduction of this amendment, SIC-21 – Income Taxes – Recovery of Revalued Non-Depreciable Assets will no longer be applicable. The amendment is effective retrospectively from January 1, 2012 and has no impact on the Company.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the

Company

At the date of this Annual Report, the following accounting standards, amendments and interpretations had been endorsed by the

European Union.

On May 12, 2011, the IASB issued IFRS 10 – Consolidated Financial Statements that will replace SIC-12 – Consolidation – Special Purpose

Entities and parts of IAS 27 – Consolidated and Separate Financial Statements (which will be renamed Separate Financial Statements and addresses accounting treatment for investments in separate financial statements). IFRS 10 builds on existing standards and establishes criteria for determining control which are the same for all entities, including special purpose entities. The standard provides additional guidance for situations where control may be difficult to determine. The standard is effective retrospectively from January 1, 2013.

The European Union concluded the endorsement process for this standard postponing mandatory adoption to January 1, 2014, but permitting early adoption. The Company elected to adopt the standard from January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On May 12, 2011, the IASB issued IFRS 11 – Joint Arrangements which will supersede IAS 31 – Interests in Joint Ventures and SIC-13 –

Jointly Controlled Entities – Non-monetary Contributions by Venturers. The new standard sets out criteria for identifying joint arrangements,

by focusing on the rights and obligations of the arrangement rather than its legal form, and establishes the equity method as the sole method of accounting for interests in jointly-controlled entities in the consolidated financial statements. The standard is applicable retrospectively from January 1, 2013. Following issue of the new standard, IAS 28 – Investments in Associates has been amended to also include investments in jointly-controlled entities in its scope of application (from the effective date of the standard). The European

Union concluded the endorsement process for this standard postponing mandatory adoption to January 1, 2014, but permitting early adoption. The Company elected to adopt the standard effective January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On May 12, 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other unconsolidated vehicles. The standard is effective retrospectively from January 1, 2013. The European Union concluded the endorsement process for this standard postponing mandatory adoption to January 1, 2014, but permitting early adoption. The

Company elected to adopt the standard effective January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

Fiat Industrial S.p.A.

Statutory Financial Statements

271

On May 12, 2011, the IASB issued IFRS 13 – Fair Value Measurement, which clarifies rules for determination of fair value for reporting purposes and applies to all IFRS that require or allow fair value measurement or disclosures based on fair value. The standard is applicable prospectively from January 1, 2013. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

On June 16, 2011, the IASB issued an amended version of IAS 19—Employee Benefits which is applicable retrospectively from January 1, 2013.

The amendment concerns the requirements for recognizing defined benefit plans and termination benefits. The principal changes to defined benefit plans concern the recognition of the plan deficit or surplus to the balance sheet, the introduction of net interest cost and the classification of the net interest cost arising from defined benefit plans, as described below:

Recognition of the plan deficit or surplus: the amendment removes the option to defer actuarial gains and losses under the “corridor method” and requires their direct recognition to other comprehensive gains/(losses). In addition, the amendment requires immediate recognition to the income statement of costs concerning prior year labor contracts.

Net interest cost: the amendment replaces the concepts of interest expense and expected return on defined benefit plans with a concept of a net interest expense on defined benefit plans which comprises:

interest costs calculated on the present value of liabilities for defined benefit plans interest income from the valuation of plan assets, and

interest cost or income arising from any limits to the recognition of the plan surplus

The net financial cost is established utilizing, for all components, the discount rate applied for the measurement of the obligation for defined benefit plans at the beginning of the period. In accordance with the current version of IAS 19, the expected return on assets is calculated using a long-term rate of return.

Classification of net interest cost: under the new definition of net interest cost established by the amendment, all net interest costs on defined benefit plans must be recognized to financial income/(expenses) in the income statement. Under the current version of IAS 19, the Company recognizes all costs and income from the measurement of pension plan liabilities by function, with the exception of the financial component concerning unfunded defined benefit plans, which is included under financial income/

(expenses).

In accordance with the transition rules of IAS 19, paragraph 173, the Company will apply this amendment retrospectively from January

1, 2013, adjusting the values reported in the balance sheet at December 31, 2012 and the income statement for 2012 as if the IAS amendment had applied from the beginning of the period. No significant effect is expected on the Company’s financial statements from the adoption of this standard.

On June 16, 2011, the IASB issued an amendment to IAS 1 – Presentation of Financial Statements requiring entities to group together items within other comprehensive income that may subsequently be reclassified to profit or loss and those that will not be subsequently reclassified to profit or loss. The amendment is applicable for annual periods beginning on or after July 1, 2012. The Company will adopt this amendment from January 1, 2013. Adoption of this standard will have no effect on the measurement of items in the financial statements.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

272 NOTes

On December 16, 2011, the IASB issued amendments to IAS 32 – Financial Instruments: Presentation, which clarifies application of certain criteria contained in IAS 32 for netting of financial assets and liabilities. The amendments are applicable retrospectively for annual periods beginning on or after January 1, 2014.

On December 16, 2011, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures. The amendments require disclosure of information on the effect or potential effect on an entity’s financial position of netting arrangements for financial assets and liabilities. The amendments are effective for annual and interim periods beginning on or after January 1, 2013. Disclosure is to be provided retrospectively. No significant effect on the Company’s financial statements is expected from the adoption of this standard.

At the reporting date, the European Union had not yet concluded the endorsement process of the following standards and amendments:

On November 12, 2009, the IASB issued IFRS 9 – Financial Instruments; this standard was subsequently amended. The new standard, applicable retrospectively from January 1, 2015, represents completion of the first phase of a project to replace IAS 39 and introduces new requirements for classification and measurement of financial instruments. For financial assets, the standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value – replacing the many different rules in IAS 39 – which is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, the principal change relates to the recognition of changes in fair value for financial instruments measured at fair value through profit or loss, where those changes are due to changes in the liability’s credit risk. Under the new standard, these changes must be presented in other comprehensive income rather than through profit or loss.

On May 17, 2012, the IASB issued a set of amendments to the IFRS (“Annual Improvements to IFRS – 2009-2011 Cycle”) that are applicable retrospectively from January 1, 2013. Following is a description of those amendments that will lead to changes in the presentation, recognition or measurement of items in the financial statements, excluding those that only relate to changes in terminology or editorial changes with limited accounting impacts and those relating to standards or interpretations that are not applicable to the Company:

IAS 1 – Presentation of Financial Statements: the amendment clarifies how comparative information should be presented when an entity changes accounting policies and when an entity provides comparative information that is additional to the minimum information required

IAS 16 – Property, Plant and Equipment: the amendment clarifies that items such as spare parts, stand-by equipment and servicing equipment are to be recognized in accordance with IAS 16, if they meet the definition of property, plant and equipment, otherwise they are to be classified as inventory

IAS 32 – Financial instruments: Presentation: the amendment eliminates an inconsistency between IAS 12 – Income Taxes and IAS 32 concerning the recognition of tax arising from distributions to shareholders, and establishes that such tax is to be recognized in profit or loss when the distribution relates to income originally recognized in profit or loss

IAS 34 – Interim Financial Reporting: the amendment clarifies that disclosures on total assets and total liabilities for a particular reportable segment are to be provided if, and only if:

a) a measure of total assets or total liabilities, or both, is regularly provided to the chief operating decision maker, and

b) there has been a material change from the amount disclosed for that reportable segment in the previous annual financial statements.

Fiat Industrial S.p.A.

Statutory Financial Statements

273

Composition and principal changes

1. Dividends and other income from investments

Following is a breakdown of dividends and other income from investments:

(€ thousand) 2012 2011

Dividends from subsidiaries:

Fiat Netherlands Holding N.V. 230,000 450,000

Total dividends from subsidiaries 230,000 450,000

Total dividends and other income from investments 230,000 450,000

2. Other operating income

Following is a breakdown of other operating income:

(€ thousand) 2012 2011

Revenues from services rendered to Group companies 16,784 9,639

Revenues from services rendered to other related parties 269 178

Other revenues and income from Group companies 33 91

Other revenues and income from third parties 3 35

Total other operating income 17,089 9,943

Revenues from services rendered to Group companies and other related parties consisted of services rendered by Fiat Industrial S.p.A. and its managers to the principal companies of Fiat Industrial Group and, in a limited number of cases, to Fiat Group (see Note 24).

Other revenues and income from Group companies mainly relates to recovery of costs.

Other revenues and income from third parties relates to miscellaneous income, recovery of costs and other prior year income.

The increase in Revenues from services rendered was attributable to an increase in amounts invoiced to Group companies for services rendered and cost charge-backs for management personnel.

3. Personnel costs

Personnel costs consisted of the following:

(€ thousand) 2012 2011

Wages and salaries 6,017 3,991

Defined contribution plans and social security contributions 2,559 1,578

Leaving entitlement and other defined benefit plans 159 57

Other personnel costs 2,550 4,900

Total personnel costs 11,285 10,526

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

274 NOTes

The average number of employees increased from 32 in 2011 (16 managers and 16 staff) to 71 in 2012 (24 managers and 47 staff). That increase was primarily attributable to the transfer of 35 employees to Fiat Industrial S.p.A. on December 1, 2011 following acquisition of the “Fiat Industrial Group Internal Audit”

business unit. As described in Note 2, some of the Company’s managers (an average of 2 managers in 2012 and 3 managers in 2011) carried out their activities at the principal subsidiaries of the Group and of Fiat Group and the associated costs were charged back to the companies concerned.

The costs associated with defined contribution plans consisted of amounts paid by the Company to the Italian state social security organization (INPS) and other social security and assistance organizations for post-employment defined contribution plans (pension and health care) on behalf of employees in all categories.

Following the introduction of Law 296/06, leaving entitlements in Italy (trattamento di fine rapporto) accrued from January 1, 2007 and paid in to supplementary pension funds or the fund established by INPS are recognized under “Defined contribution plans and social security contributions”, while adjustments to the leaving entitlement fund accrued before January 1, 2007 are recognized under “Leaving entitlement and other defined benefit plans” (see Note 16).

Social security contributions represents amounts paid by the Company to social security agencies in relation to short-term benefits for situations such as illness,

injury and compulsory maternity leave.

Other personnel costs relates primarily to accruals for variable compensation in the form of annual performance bonuses.

For 2012, compensation to executives with strategic responsibilities totaled €4,154 thousand (€2,799 thousand of which was charged back to the Group companies where they carried out their activities). The total cost for the year, net of chargebacks, includes €367 thousand for the Company’s contribution to defined contribution schemes and social security.

4. Other operating costs

Following is a breakdown of other operating costs:

(€ thousand) 2012 2011

Costs for services rendered by Group companies 1,605 1,396

Costs for services rendered by other related parties 6,897 4,791

Costs for services rendered by third parties 14,942 10,540

Compensation component from stock grant plans 6,196 -

Leases and rentals 455 261

Purchase of goods 28 20

Depreciation of property, plant and equipment 2 2

Amortization of intangible assets 30 15

Misc. operating costs 4,240 1,537

Total other operating costs 34,395 18,562

Costs for services rendered by Group companies primarily consisted of financial advisory services and services provided by managers of Group companies to

Fiat Industrial S.p.A. (see Note 24).

Fiat Industrial S.p.A.

Statutory Financial Statements

275

Costs for services rendered by other related parties primarily consisted of assistance and consultancy concerning administration, tax, public relations, personnel management, security services and IT services (see Note 24).

Costs for services rendered by third parties essentially consisted of financial advisory, legal and notary services related to the combination of Fiat Industrial and CNH.

For 2012, compensation for the directors and statutory auditors of Fiat Industrial S.p.A. totaled €2,084 thousand and €195 thousand, respectively

(€3,150 thousand and €105 thousand in 2011). For directors, that compensation includes fees approved by Shareholders as well as compensation set by the

Board of Directors for directors with specific responsibilities.

The compensation component from stock grant plans represents the notional cost of the Long Term Incentive Plan awarded to the Chairman, which was recognized directly in the appropriate equity reserve (see Note 15).

Miscellaneous operating costs consists of membership fees and contributions to trade associations, indirect taxes and duties (non-deductible VAT, etc.), prior year expenses and other minor charges.

5. Financial income/(expenses)

The breakdown of financial income and expenses was as follows:

(€ thousand) 2012 2011

Financial income 2,845 1,566

Financial expenses (90,227) (140,554)

Total financial income/(expenses) (87,382) (138,988)

Financial income consisted of the following:

(€ thousand) 2012 2011

Financial income from Group companies:

Interest income on current account with Fiat Industrial Finance S.p.A.—162

Fee income for sureties and unsecured guarantees 2,031 1,401

Other financial income 710 -

Total financial income from Group companies 2,741 1,563

Financial income from other related parties:

Interest income and other financial income—5

Total financial income from other related parties—5

Financial income from third parties:

Interest income on tax credits 109 -

Total financial income from third parties 109 -

Currency translation gains/(losses) (5) (2)

Total financial income 2,845 1,566

276 FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

NOTes

Financial expenses consisted of the following:

(€ thousand) 2012 2011

Financial expenses payable to Group companies:

Interest expenses on current account with Fiat Industrial Finance S.p.A. 74,572 44,759

Interest expenses on loans from Fiat Industrial Finance S.p.A. 12,354 34,134

Interest expenses and other financial charges 777 1

Interest expenses and charges for the sale of receivables 1,791 -

Total financial expenses payable to Group companies 89,494 78,894

Financial expenses payable to other related parties:

Expenses for early repayment of loan from Fiat Finance S.p.A.—54,425

Interest expenses on loans from Fiat Finance S.p.A.—7,223

Total financial expenses payable to other related parties—61,648

Financial expenses payable to third parties:

Interest expenses and charges for the sale of receivables 710 -

Interest costs on employee benefits 23 11

Other third party interest and financial expenses—1

Total financial expenses payable to third parties 733 12

Total financial expenses 90,227 140,554

Financial expenses primarily included interest payable on a loan from Fiat Industrial Finance S.p.A. and on the overdraft on the current account also held with

Fiat Industrial Finance S.p.A. The year-over-year comparison reflects, in 2011, expenses related to early repayment of a loan originally provided by Fiat Finance S.p.A.

to Fiat S.p.A. that was subsequently transferred to Fiat Industrial S.p.A. at the time of the demerger.

6. Income taxes

A breakdown of taxes recognized in the income statement is provided below:

(€ thousand) 2012 2011

Current taxes:

IRES (14,405) (35,121)

IRAP —

Total current taxes (14,405) (35,121)

Deferred taxes for the period:

IRAP —

Total deferred taxes for the period —

Taxes relating to prior periods (177) -

Total income taxes (14,582) (35,121)

Current IRES tax for 2012 consisted of €14,405 thousand in income, representing compensation receivable by Fiat Industrial S.p.A. for tax loss carryforwards contributed to the domestic tax consolidation scheme.

Taxes relating to prior periods consisted of €177 thousand in income related to the prior year's domestic tax consolidation.

A reconciliation between theoretical income taxes determined on the basis of tax rates applicable in Italy and income taxes reported in the financial statements is as follows:

(€ thousand)	2012	2011
Theoretical income taxes	31,357	80,263
Tax effect of permanent differences	(59,887)	(117,563)
Deferred tax not recognized in previous periods	638	2,179
Theoretical tax benefit arising from tax loss carryforwards	13,487	-
Current and deferred income tax recognized in the financial statements, excluding IRAP	**(14,405)**	(35,121)
IRAP (current and deferred)	-	-
Current and deferred income tax recognized in the financial statements	**(14,405)**	(35,121)

Theoretical income taxes are calculated by applying the IRES tax rate (27.5% for 2012 and 2011) to the result before taxes. To facilitate a better understanding of the reconciliation between theoretical and reported income taxes, IRAP has been excluded, as it is calculated on a different tax base and would therefore generate distortions between one year and another.

For 2012, the permanent differences referred to above mainly include the impact of non-taxable dividends totaling €60,087 thousand (€117,563 thousand in 2011).

A breakdown of deferred tax liabilities, net of deferred tax assets, is provided in the following table:

(€ thousand)	At December 31, 2011	Recognized in income statement	Charged to equity	At December 31, 2012
Deferred tax assets arising from:				
Deductible costs	1,689	-	-	**1,689**
Taxed provisions and other minor differences	2,184	332	-	**2,516**
Total theoretical deferred tax assets	3,873	332	-	**4,205**
Deferred tax liabilities arising from:				
Others	(7)	(7)	-	(14)
Total theoretical net deferred tax assets	3,866	325	-	**4,191**
Theoretical tax benefit arising from tax loss carryforwards	5	13,482	-	**13,487**
Adjustments for assets whose recoverability is not probable	(3,871)	(13,807)	-	**(17,678)**
Total deferred tax assets, net	-	-	-	-

Determination of deferred tax assets is based on an analysis of the existence of the conditions for their future realization. As a consequence, the total theoretical future tax benefit arising from deductible temporary differences and tax loss carryforwards was totally written off, in consideration of the nature of the items and the tax treatment applicable.

Fiat Industrial S.p.A. Statutory Financial Statements

277

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012

NOTES

The breakdown by year of expiry, as at December 31, 2012, of temporary differences (deductible and taxable) and tax losses, including those for which deferred tax assets have not been recognized, is as follows:

		Year of expiry				
(€ thousand)	Total at December 31, 2012	2013	2014	2015	2016	Beyond 2017 and non-expiring
Temporary differences and tax losses relating to IRES:						
Taxable temporary differences	(42)	-	-	-	-	42
Deductible temporary differences	15,287	(9,496)	(2,082)	(1,228)	(1,228)	(1,253)
Tax losses	49,045	-	-	-	-	(49,045)
Temporary differences and tax losses for which deferred tax assets have not been recognized	(64,290)	9,496	2,082	1,228	1,228	50,256
Temporary differences and tax losses subject to national taxation	-	-	-	-	-	-
Temporary differences relating to IRAP:						
Taxable temporary differences	(42)	-	-	-	-	42
Deductible temporary differences	25	-	-	-	-	(25)
Temporary differences and tax losses for which deferred tax assets have not been recognized	17	-	-	-	-	(17)
Temporary differences and tax losses subject to local taxation	-	-	-	-	-	-

7. Intangible assets

At December 31, 2012, intangible assets totaled €457 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2011	Increases	Amortization	(Decreases) and Other changes	At December 31, 2012
Concessions, licenses and similar rights					
Gross carrying amount	46	43	-	-	89
Accumulated amortization	(15)	-	(30)	-	(45)
Net carrying amount	31	43	(30)	-	44
Intangible assets in progress and advances					
Gross carrying amount	53	8	-	(23)	38
Goodwill					
Gross carrying amount	375	-	-	-	375
Total intangible assets	459	51	(30)	(23)	457

Concessions, licenses and similar rights includes the value of software, as well as costs incurred for development and registration of brands and trademarks owned by the Company, amortized over a 3-year period.

278

Fiat Industrial S.p.A.

Statutory Financial Statements

279

Intangible assets in progress and advances includes costs incurred for registration of Fiat Industrial trademarks still pending at year end.

Goodwill relates to the consideration paid in excess of book value of the assets, net of associated liabilities, of “Fiat Industrial Group Internal Audit” acquired in 2011.

Amortization on intangible assets is recognized in the income statement under other operating costs (Note 4).

8. Property, plant and equipment

At December 31, 2012, property, plant and equipment totaled €16 thousand and was subject to the following changes during the year:

(€ thousand)

At

December 31, 2011 Increases Depreciation

(Decreases) and

Other changes

At

December 31, 2012

Other tangible assets

Gross carrying amount 20 ——20

Accumulated depreciation (2)—(2)—(4)

Net carrying amount 18 (2)—16

Total property, plant and equipment

Gross carrying amount 20 — 20

Accumulated depreciation (2) (2)—(4)

Net carrying amount 18 (2)—16

Other tangible assets consisted of office furniture and equipment.

At December 31, 2012, there were no contractual commitments of a material amount for purchases of property, plant and equipment or for assets in progress.

Depreciation of property, plant and equipment is recognized in the income statement under other operating costs (Note 4).

9. Equity Investments

At December 31, 2012, equity investments totaled €6,487,695 thousand and were subject to the following changes during the year:

(€ thousand)

At

December 31, 2011 Increases Decreases

Impairment (losses)/

reversals and

Fair Value

adjustments

At

December 31, 2012

Investments in subsidiaries 5,777,496 710,095 — 6,487,591

Investments in other companies 104 ——104

Total investments 5,777,600 710,095 — 6,487,695

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

Investments in subsidiaries and changes during the year were as follows:

(€ thousand)	% interest	At December 31, 2011	Increases/ capital increases	Decreases	Impairment (losses)/ reversals	At December 31, 2012
Fiat Netherlands Holding N.V.	100.00	5,377,346	635,000			**6,012,346**
Gross carrying amount		5,377,346	635,000			6,012,346
Accumulated impairment losses		-				-
Iveco S.p.A.	100.00	200,000	75,000			**275,000**
Gross carrying amount		200,000	75,000			275,000
Accumulated impairment losses		-				-
FPT Industrial S.p.A.	100.00	100,000				**100,000**
Gross carrying amount		100,000				100,000
Accumulated impairment losses		-				-
Fiat Industrial Finance S.p.A.	100.00	100,000				**100,000**
Gross carrying amount		100,000				100,000
Accumulated impairment losses		-				-
New Industrial Business 1 S.r.l.	100.00	50				**50**
Gross carrying amount		50				50
Accumulated impairment losses		-				-
New Industrial Business 2 S.r.l.	100.00	50				**50**
Gross carrying amount		50				50
Accumulated impairment losses		-				-
New Industrial Business 3 S.r.l.	100.00	50				**50**
Gross carrying amount		50				50
Accumulated impairment losses		-				-
F.I. Holding N.V.	100.00	-	45			**45**
Gross carrying amount		-	45			45
Accumulated impairment losses		-				-
FI CBM Holdings N.V.	100.00	-	50			**50**
Gross carrying amount		-	50			50
Accumulated impairment losses		-				-
Total investments in subsidiaries		**5,777,496**	**710,095**			**6,487,591**
Gross carrying amount		5,777,496	710,095			6,487,591
Accumulated impairment losses		-	-			-

Significant changes to investments in subsidiaries during the year were as follows:

- capital contributions of €635 million to Fiat Netherlands Holding N.V. in April and €75 million to Iveco S.p.A. in December to strengthen their capital base
- establishment of two wholly-owned subsidiaries – F.I. Holding N.V. (with share capital of €45 thousand) and FI CBM Holdings N.V. (with share of capital €50 thousand) in preparation for future transactions

In relation to the major investees (Fiat Netherlands Holding N.V., Iveco S.p.A., FPT Industrial S.p.A. and Fiat Industrial Finance S.p.A.), there were no indications of impairment. Additional information is provided in the "Use of estimates" section.

There were no investments in other companies in relation to whose obligations Fiat Industrial S.p.A. had unlimited liability under Article 2361 (2) of the Civil Code.

280

Fiat Industrial S.p.A.

Statutory Financial Statements

281

A full list of investments with the additional disclosures required by Consob Communication DEM/6064293 of July 28, 2006 is attached.

At December 31, 2012, none of the Company’s equity investments had been pledged as security in relation to financial or contingent liabilities.

10.	Other financial assets

The breakdown of other financial assets was as follows:

(€ thousand) At December 31, 2012 At December 31, 2011 Change

Fees receivable for guarantees given 11,359 6,207 5,152

Total other financial assets 11,359 6,207 5,152

Fees receivable for guarantees given represent the present value of fees to be received in future years for guarantees issued by the Company in relation to loans received by Group companies.

By maturity, other financial assets were as follows:

(€ thousand) At December 31, 2012 At December 31, 2011

Other financial assets:

due within one year 2,435 1,216

due after one year but within five years 8,866 4,620

due beyond five years 58 371

Total 11,359 6,207

11.	Trade receivables

At December 31, 2012, trade receivables totaled €3,346 thousand, a net increase of €3,026 thousand over year-end 2011, and included the following:

(€ thousand) At December 31, 2012 At December 31, 2011 Change

Intercompany trade receivables 3,346 311 3,035

Trade receivables from other related parties—9 (9)

Total trade receivables 3,346 320 3,026

Intercompany trade receivables includes miscellaneous items receivable from other Group companies.

The carrying amount of trade receivables is deemed to approximate their fair value.

All trade receivables are due within one year and there are no significant overdue balances.

12.	Current financial receivables

At December 31, 2012, there were no current financial receivables.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

282 NOTes

13. Other current receivables

At December 31, 2012, other current receivables amounted to €100,132 thousand, a net increase of €18,731 thousand compared to December 31, 2011 and consisted of the following:

(€ thousand) At December 31, 2012 At December 31, 2011 Change

Receivables from Group companies for consolidated IRES tax 34,125 79,761 (45,636)

VAT receivables 62,523 300 62,223

IRES tax receivables 1,349 980 369

Other receivables from other related parties 208 47 161

Other 1,927 313 1,614

Total other current receivables 100,132 81,401 18,731

Receivables from Group companies for consolidated IRES tax relates to tax calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.

VAT receivables essentially relates to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.

IRES tax receivables includes credits transferred to Fiat Industrial S.p.A. by Italian subsidiaries participating in the domestic tax consolidation program for 2012 and 2011.

The items other receivables from other related parties and other consist of miscellaneous amounts receivable.

The carrying amount of other current receivables is deemed to approximate their fair value.

Other current receivables are almost entirely due within one year.

14. Cash and cash equivalents

At December 31, 2012, cash and cash equivalents totaled €3 thousand and represented amounts held in euro-denominated current accounts (on demand).

The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.

Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.

15. Equity

At December 31, 2012, equity totaled €3,972,503 thousand, a decrease of €104,950 thousand over year-end 2011 primarily attributable to dividend payments of €239,689 thousand (€0.185 per ordinary and preference share and €0.2315 per savings share outstanding at the dividend date) and profit for the year of

€128,609 thousand.

Fiat Industrial S.p.A.

Statutory Financial Statements

283

Share capital

Share capital totaled €1,919,433 thousand (fully paid) at December 31, 2012, an increase of €6,134 thousand over December 31, 2011 resulting from the mandatory conversion of all preference shares (103,292,310) and savings shares (79,912,800) into 130,241,397 newly-issued ordinary shares.

(no. of shares) At December 31, 2012 At December 31, 2011

Shares issued and fully paid

Ordinary shares 1,222,568,882 1,092,327,485

Preference shares—103,292,310

Savings shares—79,912,800

Total shares issued 1,222,568,882 1,275,532,595

Each share confers the right to participate pro rata in any earnings allocated for distribution and any surplus assets remaining upon a winding-up. Each share also confers the right to vote, without restrictions.

Reported net profit for the year is allocated as follows:

to the legal reserve, 5% of net profit until the amount of the reserve is equivalent to one-fifth of share capital further allocations to the legal reserve, allocations to the extraordinary reserve, retained profit reserve and/or other allocations that Shareholders may approve

to each share, distribution of any remaining profit that Shareholders may approve

Where the Board of Directors deems appropriate in relation to the Company’s operating results and within the conditions established by law, it may authorize the payment of interim dividends during the year.

In the event of a winding-up, the Company’s assets shall be distributed in an equal pro rata amount to all shares.

On May 21, 2012 – in implementation of the Shareholder resolution of April 5, 2012 – the Company completed the mandatory conversion of all 103,292,310 preference shares and 79,912,800 saving shares into 130,241,397 ordinary shares, having the same characteristics as those already in issue and accruing dividend rights from January 1, 2012. The exchange ratios for the conversion were 0.700 ordinary shares per preference share and 0.725 ordinary shares per savings share. The mandatory conversion was also approved at the special meetings of shareholders on April 3, 2012. In accordance with Article 2437-quater of the Civil

Code, holders of preference and savings shares who did not vote in favor of the relative motions had the right of withdrawal. The applicable redemption value was €4.156 per preference share and €4.336 per savings share and the withdrawal right had to be exercised by April 28, 2012, i.e., 15 days from registration of the relevant resolutions with the Companies Register. Conversion was conditional upon the aggregate cash amount payable to withdrawing shareholders not exceeding €56 million for preference shares and €44 million for savings shares. Upon expiry of the withdrawal exercise period, applications for withdrawal had been received in relation to 12,476 preference shares (total value: €51,850) and 23,664 saving shares (total value: €102,607), resulting in fulfillment of the conditions precedent to the conversion.

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012

NOTES

Following is a reconciliation between the number of shares outstanding at December 31, 2010 and at December 31, 2012:

(shares in thousands)	At December 31, 2010	Capital increase	(Purchases)/ sales of own shares	At December 31, 2011	Conversion of preference and savings shares (May 22, 2012)	(Purchases)/ sales of own shares	At December 31, 2012
Ordinary shares issued	80	1,092,248	-	1,092,328	130,241	-	1,222,569
Less: Own shares	-	-	-	-	-	(9)	(9)
Ordinary shares outstanding	80	1,092,248	-	1,092,328	130,241	(9)	1,222,560
Preference shares issued	-	103,292	-	103,292	(103,292)	-	-
Less: Own shares	-	-	-	-	-	-	-
Preference shares outstanding	-	103,292	-	103,292	(103,292)	-	-
Savings shares issued	-	79,913	-	79,913	(79,913)	-	-
Less: Own shares	-	-	-	-	-	-	-
Savings shares outstanding	-	79,913	-	79,913	(79,913)	-	-
Total shares issued by Fiat Industrial S.p.A.	**80**	**1,275,453**	**-**	**1,275,533**	**(52,964)**	**-**	**1,222,569**
Less: Own shares	**-**	**-**	**-**	**-**	**-**	**(9)**	**(9)**
Total Fiat Industrial S.p.A. shares outstanding	**80**	**1,275,453**	**-**	**1,275,533**	**(52,964)**	**(9)**	**1,222,560**

Capital management

Italian regulations regarding share capital and reserves for a joint stock corporation establish the following:

- The minimum permitted share capital is €120,000.
- Any change in the amount of share capital must be approved by Shareholders, who may authorize the Board of Directors, for a maximum period of five years, to increase share capital up to a predetermined amount. Shareholders are also required to adopt suitable measures when share capital decreases by more than one third as the result of verified losses and reduce share capital if, by the end of the following financial year, those losses have not been reduced to less than one-third of share capital. If a loss of more than one-third of share capital results in share capital falling below the legal minimum, Shareholders must approve the decrease and a simultaneous increase in share capital to an amount not less than the legal minimum or change the company's legal form.
- As mentioned above, the right to participate in a company's profits is established in the by-laws.
- A share premium reserve is established if a company issues shares at a price above their par value. This reserve is not distributable until the legal reserve has reached one-fifth of share capital.
- A company may not purchase own shares for an amount exceeding distributable profits and available reserves reported in its latest approved financial statements. Purchases must be approved by Shareholders and in no case may the par value of the shares acquired exceed one-fifth of share capital.

Following completion of the Demerger, the Group announced that for the 2011 financial year the dividend policy would consist of an expected distribution of 25% of consolidated profit, with a minimum payout of €100 million, and that the Board of Directors would formulate a dividend policy for subsequent financial periods. On April 5, 2012, Shareholders approved the proposal of the Board of Directors for distribution of a total dividend of €240 million, as follows:

- €0.185 per ordinary share, representing a total of €202.1 million
- €0.185 per preference share, representing a total of €19.1 million
- €0.2315 per savings share, representing a total of €18.5 million

284

Fiat Industrial S.p.A.

Statutory Financial Statements

285

On February 1, 2012, the Board of Directors also reviewed options relating to its dividend policy. In view of the consistent performance of the businesses and the substantial cash generation capabilities of the Group, it is of the view that Fiat Industrial could distribute between 25% and 35% of its consolidated net income for any one year, with a minimum payout in normal circumstances of €150 million.

The Group’s stated objectives for capital management are to create value for shareholders as a whole, to ensure business continuity and to support the growth of the Group. Accordingly, the Group intends to maintain an adequate level of capital that enables it to achieve a satisfactory economic return for shareholders,

as well as ensuring access to affordable sources of external financing (including through the achievement of an adequate rating).

The Group constantly monitors its debt-equity balance, particularly in relation to the level of net debt and the level of cash generated from the Group’s industrial activities.

To achieve those objectives, the Group aims at continuous improvement in the profitability of its business activities. In addition, it may sell assets to reduce the level of debt, or the Board of Directors may propose a capital increase or reduction to Shareholders or, where permitted by law, a distribution of reserves.

The Group may also repurchase its own shares, within the limits approved by Shareholders, compatible with the objectives of financial equilibrium and an improvement in credit rating.

The term capital is used to refer to both the value contributed by shareholders (share capital and share premium totaling €2,375,564 thousand at

December 31, 2012, unchanged over December 31, 2011), and the value generated by Fiat Industrial S.p.A. in terms of results achieved (retained profit and other reserves, before allocation of profit for the year, totaling €1,597,005 thousand at December 31, 2012 and €1,701,889 thousand at December 31, 2011).

Share premium reserve

At December 31, 2012, the share premium reserve totaled €456,131 thousand, a decrease of €6,134 thousand over December 31, 2011 following the transfer to share capital associated with the mandatory conversion that took effect on May 21, 2012.

Legal reserve

At December 31, 2012, this reserve totaled €231,287 thousand, an increase of €16,350 thousand over December 31, 2011, following the allocation of 2011 profit approved by Shareholders on April 5, 2012.

Reserve available for the purchase of own shares

At December 31, 2012, the reserve available for the purchase of own shares totaled €499,934 thousand, a decrease of €500,066 thousand over December 31, 2011.

This reserve was created through a transfer from the retained profit reserve, following Shareholder authorization given on December 20, 2010 for the purchase of a maximum number of shares not to exceed the legally established percentage of share capital or a total of €1 billion. On April 5, 2012, the authorization was renewed for a maximum amount of €500 million.

The reduction over the previous authorized amount resulted in a €500 million decrease in the reserve available for the purchase of own shares (previously established at €1 billion) and an associated €500 million increase in the retained profit reserve.

The authorization does not constitute an obligation for the Company to repurchase shares. The buy-back authorization is valid for a period of 18 months from

April 5, 2012, and any buy-backs must be executed in the manner established by law and at a price which is within 10% of the reference price published by Borsa

Italiana on the date prior to the purchase, with the exception of shares purchased from shareholders exercising the right of withdrawal in relation to which the price established under Article 2437-ter of the Civil Code shall apply.

At December 31, 2012, Fiat Industrial S.p.A. held 8,528 own shares with a total value of €66 thousand as a result of cash payments to shareholders for any fractions of ordinary shares to which they were entitled in relation to the mandatory conversion of their preference and/or savings shares.

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

286 NOTes

Reserve for own shares

This reserve is subject to certain restrictions imposed by Article 2357-ter of the Civil Code. The increase reflects transfers from the reserve available for the purchase of own shares associated with disbursements, by the Company, for the fractions of ordinary shares resulting from the mandatory conversion of all preference and savings shares into ordinary shares. At December 31, 2012, the reserve totaled €66 thousand.

Retained profit/(loss)

At December 31, 2012, retained profit totaled €730,913 thousand, an increase of €570,949 thousand over December 31, 2011 resulting from the transfer of

€500,000 thousand from the Reserve available for the purchase of own shares (as described above) and allocation of 2011 profit (after dividends and allocation to the legal reserve) approved by Shareholders on April 5, 2012.

Stock grant reserve

At December 31, 2012, the stock grant reserve totaled €6,196 thousand, compared to zero at December 31, 2011. The increase related to the notional cost recognized through the income statement associated with the grant of Fiat Industrial S.p.A. shares awarded to the Chairman and approved by Shareholders on April 5, 2012.

Own shares

On April 5, 2012, Shareholders renewed authorization for the purchase and disposal of own shares, including through subsidiary companies. The authorization related to a maximum number of shares not to exceed the legally established percentage of share capital or an aggregate amount of €0.5 billion. Shares repurchased under the authorization may be used to service the long-term equity-based incentive plan approved by Shareholders on April 5, 2012, as well as for any other purposes permitted by law. The authorization does not constitute an obligation for the Company to repurchase shares and is valid for a period of

18 months from April 5, 2012. Share buy-backs are to be executed in the manner established by law and at a price which is within 10% of the reference price published by Borsa Italiana for the trading day prior to purchase.

At December 31, 2012, the Company held a total of 8,528 ordinary shares having a value of €66 thousand, representing 0.0007% of share capital with total par value of €13 thousand. Those shares result from cash payments to shareholders for fractions of ordinary shares to which they were entitled in relation to the mandatory conversion of their preference and/or savings shares.

Whenever the Company has the intention to repurchase shares, details of the repurchase program will, in accordance with applicable regulations, be publicly disclosed in advance and all repurchases reported on a daily basis to the market and relevant supervisory authorities.

Fiat Industrial S.p.A.

Statutory Financial Statements

287

Share-based compensation

At December 31, 2012, Fiat Industrial S.p.A. had a share-based compensation plan in place for the Chairman.

Stock grant plans based on Fiat Industrial S.p.A. ordinary shares

On April 5, 2012, Shareholders approved adoption of a Long Term Incentive Plan, which took the form of a stock grant plan with a performance component

(Company Performance LTI) and a retention component (Retention LTI).

Under that plan, the Chairman was granted 1 million rights related to the Company Performance LTI and 1.1 million rights related to the Retention LTI.

For the Retention LTI, one third of the rights vest on February 22, 2013, February 22, 2014 and February 22, 2015, provided that Mr. Marchionne remains in office as Chairman.

The rights to the Company Performance LTI will vest on condition that predetermined financial performance targets for the period from January 1, 2012 to

December 31, 2014 are met and that the beneficiary remains Chairman up to the date of approval of the 2014 consolidated financial statements by the Board of Directors. The rights will be exercisable in a single tranche subsequent to the date of approval of the 2014 consolidated financial statements by the Board of Directors.

It is intended that the Plan will be serviced with treasury shares and, therefore, will not require the issue of new shares. Additionally, the Company may substitute the free granting of shares, in whole or in part, by payment of a cash amount based on the official share price reported by Borsa Italiana at the vesting date.

At December 31, 2012, the contractual terms of the Long Term Incentive Plan were as follows:

Plan Beneficiary Number of Shares Vesting date Vesting portion

Company Performance LTI Chairman 1,000,000 1st Quarter 2015 (*) 1,000,000

Retention LTI Chairman 1,100,000 February 22, 2013 366,667

February 22, 2014 366,667

February 22, 2015 366,666

(*) Upon approval of the prior year’s consolidated financial statements

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

288 NOTes

The following table reflects share activity under the Company Performance LTI:

2012

Number of shares

Weighted average

grant date fair value

(€)

Non-vested at beginning of year -

Granted 1,000,000 7.795

Forfeited -

Vested -

Non-vested at end of year 1,000,000 7.795

Changes in the Retention LTI during 2012 were as follows:

2012

Number of shares

Weighted average

grant date fair value

(€)

Non-vested at beginning of year -

Granted 1,100,000 7.795

Forfeited -

Vested -

Non-vested at end of year 1,100,000 7.795

The total cost recognized in 2012 for share-based incentive plans linked to Fiat Industrial S.p.A. ordinary shares was €6,196 thousand.

Availability of principal components of equity for use

(€ thousand) At December 31, 2012

Possible

use

Amount

available

Share capital 1,919,433

Reserves:

Share premium reserve 456,131 A,B,C (*) 456,131

Legal reserve 231,287 B -

Reserve available for the purchase of own shares 499,934 A,B,C 499,934

Reserve for own shares 66 —

Retained profit 730,913 A,B,C 730,913

Key:

A: capital increase

B: coverage of losses

C: dividend

(*) Fully available to increase capital and cover losses. Any other use requires increase of the legal reserve to 20% of share capital (including through transfer from the share premium reserve). At December 31,

2012, the required increase would have been €152,600 thousand

16. Provisions for employee benefits and other non-current provisions

On December 31, 2012, this item totaled €1,240 thousand, representing a €446 thousand decrease over December 31, 2011, and consisted of the following:

(€ thousand)	At December 31, 2011	Accruals	Utilizations	Other changes	At December 31, 2012
Provisions for employee benefits and similar	1,386	182	(39)	(289)	1,240
Other non-current provisions	300	-	(300)	-	-
Total provisions for employee benefits and other non-current provisions	**1,686**	**182**	**(339)**	**(289)**	**1,240**

Other changes mainly consists of provisions related to employees transferred from Fiat Industrial S.p.A. to other companies in Fiat Group or Fiat Industrial Group during 2012.

Provisions for employee benefits and similar

The Company provides post-employment benefits to employees, either directly or through contributions to independently administered funds.

Those benefits are generally based on individual compensation and length of service. Existing obligations relate to both active employees and retirees and include both defined contribution and defined benefit plans.

In relation to defined contribution plans, the Company pays contributions to publicly or privately-administered pension institutions on the basis of legal and contractual obligations, as well as on a voluntary basis. Once those contributions have been made, the Company has no further obligation. Liabilities for contributions due but unpaid at the balance sheet date are included under other debt (see Note 21). The cost for the period is based on services rendered by the employee for the period and recognized under personnel costs (see Note 3).

For defined benefit plans, the liability is determined on an actuarial basis, using the Projected Unit Credit Method. Any resulting actuarial gains and losses are accounted for using the corridor approach.

Finally, the Company also grants certain other deferred benefits to employees, which are generally paid when the employee has completed a pre-determined length of service. Measurement of the related obligation reflects the probability of payment and the period over which the benefit will be paid. Provisions for those obligations are calculated on an actuarial basis using the Projected Unit Credit Method. The corridor approach is not applied for actuarial gains and losses related to such obligations.

Changes in provisions for employee benefits during the year were as follows:

(€ thousand)	At December 31, 2011	Accruals	Utilizations	Other changes	At December 31, 20112
Post-employment benefits:					
Leaving entitlement (TFR)	950	23	(29)	(32)	912
Other	41	3	-	(1)	43
Total post-employment benefits	**991**	**26**	**(29)**	**(33)**	**955**
Other long-term employee benefits	395	156	(10)	(256)	285
Total provisions for employee benefits and similar	**1,386**	**182**	**(39)**	**(289)**	**1,240**

Fiat Industrial S.p.A. Statutory Financial Statements

289

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

Calculations for post-employment benefits and other long-term employee benefits are based on the following actuarial assumptions:

	At December 31, 2012	At December 31, 2011
Discount rate	3.29%	4.18%
Rate of future salary increases	1.95%	1.73%
Inflation rate	2.00%	2.00%
Maximum retirement age	As per current legislation	Age: 60 (F) - 65 (M)
Mortality rate	SI08	SI08
Average annual rate of departures	6.84%	8.41%

Provisions for employee benefits and similar relate to the following:

Leaving entitlement (TFR)

The provision for leaving entitlements (TFR) represents the Company's obligation under Italian law (amended by Law 296/06) accrued prior to January 1, 2007 which is paid when the employee leaves the Company. In certain circumstances, a portion of the benefit may be advanced while the individual remains in the Company's employ. This is an unfunded defined benefit plan, as, for the most part, the benefits recognized have already been earned, with the sole exception of future revaluations.

Other

The item other includes post-employment benefits payable under supplemental or individual agreements. Such schemes are unfunded.

Other long-term employee benefits

This item mainly includes benefits which are due to employees who have completed a determined length of service.

At December 31, 2012 and 2011, post-employment benefits consisted of the following:

	Leaving entitlement (TFR)		Other		Total	
(€ thousand)	At December 31, 2012	At December 31, 2011	At December 31, 2012	At December 31, 2011	At December 31, 2012	At December 31, 2011
Present value of unfunded defined benefit plan obligations	896	930	42	35	938	965
Unrecognized actuarial gains/(losses)	16	20	1	6	17	26
Net liability	912	950	43	41	955	991

Amounts recognized in the income statement for post-employment benefits were as follows:

	Leaving entitlement (TFR)		Other		Total	
(€ thousand)	2012	2011	2012	2011	2012	2011
Service cost:						
Current service cost	-	-	3	2	3	2
Net actuarial (gains)/losses recognized during the year	-	-	-	-	-	-
Total service cost	-	-	3	2	3	2
Interest costs	23	11	-	-	23	11
Total cost/(return) for post-employment benefits	23	11	3	2	26	13

290

The items current service cost and net actuarial (gains)/losses recognized during the year are included in the income statement under personnel costs (see Note 3), when they relate to employees.

Associated interest costs are recognized in the income statement under financial income/(expenses) (see Note 5).

Changes in the present value of post-employment benefit obligations are as follows:

	Leaving entitlement (TFR)		Other		Total	
(€ thousand)	2012	2011	2012	2011	2012	2011
Present value of obligation at beginning of year	930	-	35	-	965	-
Current service cost	-	-	3	2	3	2
Interest costs	23	11	-	-	23	11
Actuarial (gains)/losses arising during the year	73	(69)	1	(6)	74	(75)
Benefits paid	(43)	(13)	-	-	(43)	(13)
Other changes	(87)	1,001	3	39	(84)	1,040
Present value of obligation at year end	896	930	42	35	938	965

The present value of defined benefit obligations at December 31, 2012 and 2011 is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011
Present value of obligation at year end:		
Leaving entitlement (TFR)	896	930
Other	42	35
Total	938	965

Gains and losses arising from differences between actuarial assumptions made at the beginning of the period and the actual experience during the period are as follows:

(€ thousand)	2012	2011
Experience adjustments:		
Leaving entitlement (TFR)	44	(69)
Other	1	(6)
Total effect on present value of obligation	45	(75)

Other non-current provisions

At December 31, 2011, other non-current provisions represented the actuarial estimate of the Company's pro rata share of the cost of an additional severance amount for the Chairman. During 2012, the amount was paid to Fiat S.p.A. which will be responsible for payment to the Chairman at the end of his mandate.

17. Non-current debt

At December 31, 2012 non-current debt totaled €11,359 thousand, representing a €5,152 thousand increase over December 31, 2011, and included the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Financial guarantees	11,359	6,207	5,152
Total non-current debt	11,359	6,207	5,152

Fiat Industrial S.p.A.
Statutory Financial Statements

291

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

The item financial guarantees represents the fair value of liabilities assumed in relation to guarantees issued. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees provided on loans to Group companies, the present value of fees receivable (see Note 10 - Other financial assets) is considered the best estimate of the fair value of those guarantees.

The breakdown of non-current debt by due date is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011
Non-current debt:		
due within one year	2,435	1,216
due after one year but within five years	8,866	4,620
due beyond five years	58	371
Total	11,359	6,207

18. Provisions for employee benefits and other current provisions

At December 31, 2012, this item totaled €1,651 thousand, a €4,016 thousand decrease over year-end 2011, and consisted primarily of provisions for annual performance bonuses.

19. Trade payables

At December 31, 2012, trade payables totaled €9,051 thousand, representing a net increase of €4,872 thousand over December 31, 2011, and consisted of the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Trade payables to third parties	6,745	3,167	3,578
Trade payables to other related parties	2,010	850	1,160
Intercompany trade payables	296	162	134
Total trade payables	9,051	4,179	4,872

Trade payables to third parties primarily relate to amounts payable and approved invoices not yet received for non-recurring items relating to the proposed merger transaction.

Trade payables to other related parties include payables for goods and services.

Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.

20. Current debt

At December 31, 2012, current debt totaled €2,534,901 thousand, an €815,359 thousand increase over December 31, 2011 and related to:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Intercompany debt:			
Current account with Fiat Industrial Finance S.p.A.	2,534,901	669,149	1,865,752
Loans from Fiat Industrial Finance S.p.A.	-	1,050,000	(1,050,000)
Accrued interest expense	-	393	(393)
Total intercompany debt	2,534,901	1,719,542	815,359
Total current debt	2,534,901	1,719,542	815,359

292

Intercompany debt consists of an overdraft on the current account held with Fiat Industrial Finance S.p.A.

The change over year-end 2011 primarily related to repayment at maturity of a €1,050,000 thousand variable rate loan received on January 24, 2011.

Current debt is denominated in euros. The carrying amounts of those liabilities are deemed to be in line with their fair value.

21. Other debt

At December 31, 2012, other debt totaled €72,303 thousand, a net increase of €21,032 thousand over December 31, 2011, and included the following:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Other debt:			
Intercompany debt:			
Consolidated IRES tax	20,091	45,198	(25,107)
Consolidated VAT	46,994	-	46,994
Other	65	-	65
Total intercompany debt	67,150	45,198	21,952
Debt payable to other related parties:			
Other	1,566	1,993	(427)
Total debt payable to other related parties	1,566	1,993	(427)
Social security payables	466	590	(124)
Current amounts payable to employees, directors and statutory auditors	1,406	2,420	(1,014)
Other	554	58	496
Total other debt	71,142	50,259	20,883
Taxes payable:			
Taxes withheld on payments to employees and independent contractors	658	431	227
IRES tax payable under domestic tax consolidation	-	581	(581)
VAT payables	503	-	503
Total taxes payable	1,161	1,012	149
Total other debt	**72,303**	**51,271**	**21,032**

At December 31, 2012, intercompany debt for consolidated VAT of €46,994 thousand consisted of VAT credits of Italian subsidiaries transferred to Fiat Industrial S.p.A. as part of the consolidated VAT regime.

Intercompany debt for consolidated IRES tax of €20,091 thousand (€45,198 thousand at December 31, 2011) consisted of compensation payable for tax losses and IRES tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2012 in relation to which Fiat Industrial is the consolidating entity.

Debt payable to other related parties principally include the payable to Fiat S.p.A. in relation to employees transferred at year-end.

Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.

Fiat Industrial S.p.A.
Statutory Financial Statements

293

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

22. Guarantees, commitments and contingent liabilities

Guarantees issued

The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Guarantees issued			
Other guarantees:			
on behalf of Group companies	5,353,339	4,414,823	938,516
on behalf of third parties	-	-	-
Total other guarantees	5,353,339	4,414,823	938,516
Total guarantees issued	**5,353,339**	**4,414,823**	**938,516**

Other guarantees

At December 31, 2012, other guarantees totaled €5,353,339 thousand, increasing €938,516 thousand over December 31, 2011.

All guarantees were issued on behalf of Group companies and consisted of the following:

- €978,791 thousand, of which €628,791 thousand related to loans issued to Banco CNH Capital S.A. from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and Agência Especial de Financiamento Industrial (FINAME), and €350,000 thousand related to loans issued to Fiat Industrial Finance S.p.A.
- €2,200,000 thousand for two bonds (due 2015 and 2018) issued by Fiat Industrial Finance Europe S.A. under the Global Medium Term Note program
- €2,027,661 thousand for credit facilities issued to Fiat Industrial Finance Europe S.A. (€1,487,429 thousand), Fiat Industrial Finance S.p.A. (€330,000 thousand), Fiat Industrial Finance North America Inc. (€57,396 thousand), Iveco Finanziaria S.p.A. (€100,456 thousand), CNH Capital Australia PTY Ltd. (€47,199 thousand) and Fiat Powertrain Technologies Management (Shanghai) Co. Ltd. (€5,181 thousand)
- €112,959 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of Fiat Industrial S.p.A., in addition to other guarantees of €33,928 thousand

At December 31, 2012 there were no guarantees outstanding on behalf of third parties.

Commitments

During 2012, Fiat Industrial S.p.A. gave a commitment to issue guarantees on behalf of the subsidiary Iveco S.p.A. in relation to a potential supply contract for which it has tendered a bid. The value of that commitment is €80 million.

Contingent liabilities

Fiat Industrial S.p.A. directly or indirectly through its subsidiaries is party to various legal disputes and lawsuits. Disbursements relating to current or future legal proceedings cannot be predicted with certainty. At December 31, 2012 contingent liabilities for the Group were estimated to be equivalent to around €39 million (approximately €41 million at December 31, 2011). No provisions have been recognized in relation to those liabilities as it is considered improbable that they will result in an outflow of resources.

Under Italian law, following the Demerger Fiat Industrial continues to be liable jointly with Fiat S.p.A. for payables of Fiat S.p.A. that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial through the Demerger and will survive until the liabilities of Fiat existing at the Demerger date are satisfied. At the effective date of the Demerger, Fiat S.p.A. had outstanding bonds and other debt totaling approximately €15 billion, of which €9 billion consisted of bonds. At the date of this report, those

294

Fiat Industrial S.p.A.

Statutory Financial Statements

295

liabilities had decreased to approximately €4.6 billion, of which €3.8 billion consisted of bonds. Furthermore, Fiat Industrial may be responsible jointly with

Fiat in relation to tax payables, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial through the Demerger. Those potential liabilities, as for all other liabilities of Fiat Industrial, will be assumed by the company that becomes successor to Fiat Industrial following the Merger. Fiat

Industrial considers the risk of Fiat S.p.A. becoming insolvent extremely remote and, therefore, no specific provision has been accrued in respect of the above mentioned joint liabilities.

Sale of Receivables

Fiat Industrial S.p.A. sold, on a non-recourse basis, €75 million in receivables due subsequent to December 31, 2012. Those tax receivables related to VAT amounts for which the Company has requested reimbursement.

23. Information on financial risks

Fiat Industrial S.p.A. measures and manages financial risks in accordance with Group policy.

The major categories of risk to which the Company is exposed are set out below.

Credit risk

At December 31, 2012 Fiat Industrial S.p.A.’s maximum nominal credit exposure consisted of the carrying amounts of financial assets and the nominal value of guarantees issued (as discussed in Note 22).

Amounts receivable at the balance sheet date were essentially due from Group companies and tax authorities.

Guarantees issued were mainly on behalf of Group companies.

At December 31, 2012, there were no significant amounts past due.

Liquidity risk

Liquidity risk arises if the Company is unable to obtain, at economically viable terms, the funding needed to carry out its activities.

Fiat Industrial S.p.A. participates in the Group’s centralized treasury management and, as a result, the liquidity risk to which it is exposed is strictly correlated to that of the Group as a whole.

The two principal factors determining the Group’s liquidity position are, on one side, the cash generated by or used in operating and investing activities and, on the other, the maturity and renewal profile of debt and invested liquidity and prevailing market conditions.

Fiat Industrial Group has adopted a series of policies and procedures (consistent with those adopted by Fiat Group) to optimize management of financial resources and to reduce liquidity risk by:

centralizing management of collections and payments, where it may be economically beneficial in relation to the legal and tax environment and currency conditions in countries where it is present

maintaining an adequate level of available liquidity

diversifying sources of funding and maintaining a continuous and active presence in the capital markets obtaining adequate credit lines, and

monitoring future liquidity based on corporate planning

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

296 NOTes

Management believes that the funding currently available, in addition to cash generated by operating and financing activities, will enable Fiat Industrial S.p.A. to meet the requirements of its investing activities and working capital needs and to meet its scheduled debt repayment obligations.

Currency risk

At December 31, 2012 Fiat Industrial S.p.A. had no significant receivable, payable or derivative positions that were exposed to currency risk.

Interest rate risk

Fiat Industrial S.p.A. satisfies its financing requirements through the Group’s system of centralized treasury management.

In particular, current debt primarily consists of loans and other amounts payable to Fiat Industrial Finance S.p.A. (as described in Note 20). The cost of these positions is affected by changes in short-term interest rates. For short-term or variable rate transactions, a hypothetical, immediate and adverse change of 10%

in short-term interest rates would have led to pre-tax net financial expenses being approximately €0.5 million higher on an annualized basis.

Other risks relating to derivative financial instruments

Fiat Industrial S.p.A. does not hold any derivative financial instruments.

24. Intercompany and related-party transactions

For Fiat Industrial S.p.A., intercompany and related-party transactions primarily consist of transactions with companies it directly or indirectly controls and with companies forming part of Exor Group (including companies of Fiat Group). Related parties also include members of the Boards of Directors and Statutory

Auditors and executives with strategic responsibilities of Fiat Industrial Group and their immediate family members.

Intercompany and related-party transactions are conducted at standard market terms for the nature of goods or services involved.

Intercompany and related-party transactions are conducted at standard market terms for the nature of goods or services involved. The effects of these transactions on individual line items in the 2012 and 2011 financial statements are summarized in the following tables:

Counterparty	Other operating income		Personnel costs		Other operating costs		Financial income/ (expenses)	
(€ thousand)	2012	2011	2012	2011	2012	2011	2012	2011
Iveco S.p.A.	6,381	4,540	-	-	41	83	26	42
FPT Industrial S.p.A.	1,805	900	-	-	46	-	1	5
Fiat Industrial Finance S.p.A.	211	147	-	-	807	977	(86,711)	(78,672)
CNH Italia S.p.A.	5,583	3,694	-	-	185	18	-	14
Fiat Industrial Finance Europe S.A.	150	150	-	-	-	-	1,288	1,221
Fiat Netherlands Holding N.V.	1,398	28	-	-	-	-	-	-
Iveco Finanziaria S.p.A.	120	35	-	-	-	-	(1,739)	-
CNH Global N.V.	1,158	236	-	-	-	-	422	-
Fiat Industrial Finance North America Inc.	-	-	-	-	-	-	24	58
CNH America LLC	-	-	-	-	344	183	-	-
CNH International S.A.	-	-	-	-	182	140	-	-
Iveco Partecipazioni Finanziarie S.r.l.	-	-	-	-	-	-	(64)	-
Other Group companies	11	-	-	-	-	-	-	2
Total Group companies	**16,817**	9,730	**-**	-	**1,605**	1,401	**(86,753)**	(77,330)
Other related parties	269	-	4,154	2,654	16,548	8,900	-	(61,643)
Total Group companies and other related parties	**17,086**	9,730	**4,154**	2,654	**18,513**	10,301	**(86,753)**	(138,973)
Total	17,089	9,943	11,285	10,526	34,395	18,562	(87,382)	(138,988)
% total line item	**100%**	98%	**37%**	25%	**53%**	55%	**99%**	100%

December 31, 2012

Counterparty (€ thousand)	Other financial assets	Trade receivables	Other current receivables	Non-current employee provisions	Non-current debt	Trade payables	Current debt	Other debt
Iveco S.p.A.	-	820	-	-	-	49	-	-
FPT Industrial S.p.A.	-	332	-	-	-	56	-	-
Fiat Industrial Finance S.p.A.	-	30	-	-	-	-	2,534,901	-
Fiat Industrial Finance North America Inc.	-	-	-	-	-	-	-	-
CNH America LLC	-	-	-	-	-	143	-	-
CNH International S.A.	-	-	-	-	-	45	-	-
CNH Italia S.p.A.	-	569	-	-	-	3	-	-
Iveco Finanziaria S.p.A.	-	145	-	-	-	-	-	-
FNH N.V.	-	848	-	-	-	-	-	-
CNH Global N.V.	-	598	-	-	-	-	-	-
F.I. Holding N.V.	-	4	-	-	-	-	-	-
Iveco Partecipazioni Finanziarie S.r.l.	-	-	223	-	-	-	-	65
IRES tax consolidation	-	-	34,125	-	-	-	-	20,091
VAT consolidation	-	-	-	-	-	-	-	46,994
Financial guarantees	11,359	-	-	-	11,359	-	-	-
Total Group companies	**11,359**	**3,346**	**34,348**	**-**	**11,359**	**296**	**2,534,901**	**67,150**
Other related parties	-	-	208	235	-	2,010	-	2,471
Total Group companies and other related parties	**11,359**	**3,346**	**34,556**	**235**	**11,359**	**2,306**	**2,534,901**	**69,621**
Total	11,359	3,346	100,132	1,240	11,359	9,051	2,534,901	72,303
% total line item	**100%**	**100%**	**35%**	**19%**	**100%**	**25%**	**100%**	**96%**

Fiat Industrial S.p.A.
Statutory Financial Statements

297

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

December 31, 2011

Counterparty (€ thousand)	Other financial assets	Trade receivables	Other current receivables	Non-current employee provisions	Non-current debt	Trade payables	Current debt	Other debt
Iveco S.p.A.	-	177	-	-	-	30	-	-
FPT Industrial S.p.A.	-	32	-	-	-	-	-	-
Fiat Industrial Finance S.p.A.	-	2	-	-	-	-	1,719,542	-
Fiat Industrial Finance North America Inc.	-	58	-	-	-	-	-	-
CNH America LLC	-	-	-	-	-	64	-	-
CNH International S.A.	-	-	-	-	-	47	-	-
CNH Italia S.p.A.	-	-	-	-	-	21	-	-
Iveco Finanziaria S.p.A.	-	42	-	-	-	-	-	-
IRES tax consolidation	-	-	79,761	-	-	-	-	45,198
Financial guarantees	6,207	-	-	-	6,207	-	-	-
Total Group companies	**6,207**	**311**	**79,761**	**-**	**6,207**	**162**	**1,719,542**	**45,198**
Other related parties	-	9	47	978	-	850	-	3,603
Total Group companies and other related parties	**6,207**	**320**	**79,808**	**978**	**6,207**	**1,012**	**1,719,542**	**48,801**
Total	6,207	320	81,401	1,686	6,207	4,179	1,719,542	51,271
% total line item	**100%**	**100%**	**98%**	**58%**	**100%**	**24%**	**100%**	**95%**

Items arising from the domestic tax consolidation (see Notes 13 and 21) and the consolidated VAT settlement (see Note 21) are not broken down by counterparty, as they are not commercial transactions between Group companies but relate only to provisions of the Italian tax code governing the relationship between Group companies in Italy and the Italian tax authorities. Similarly, balances relating to financial guarantees (offsetting assets and liabilities) are not broken down by counterparty, as they only represent the present value of estimated fees to be earned in future years and are considered not material (see Notes 10 and 17).

The most significant transactions between Fiat Industrial S.p.A. and Group companies reported in the above tables are as follows:

- services provided by Fiat Industrial S.p.A. and its management personnel to Group companies (Iveco S.p.A., CNH Italia S.p.A., FPT Industrial S.p.A., CNH Global N.V. and other minor subsidiaries)
- provision of sureties and other guarantees (see Note 21) on bonds (Fiat Industrial Finance Europe S.A.), bank loans and credit facilities (Fiat Industrial Finance S.p.A., Fiat Industrial Finance Europe S.A., Fiat Industrial Finance North America Inc. and other minor subsidiaries) and to tax authorities for VAT credits held by Group companies
- management of current accounts, sourcing short-term financing and provision of other financial services (Fiat Industrial Finance S.p.A.)

During 2012, intercompany transactions also related to management of the portfolio of investments in subsidiaries, whose effects on the Company's earnings and financial position were as described above, in particular:

- collection of dividends from investees (see Note 1)
- capital contributions of €635 million to Fiat Netherlands Holding N.V. and €75 million to Iveco S.p.A. to strengthen the capital base of those investees (see Note 9)
- incorporation of F.I. Holding N.V. and FI CBM Holdings N.V.

298

Related-party transactions (as defined under IAS 24) not involving direct or indirect subsidiaries are reported above under "Other related parties" and essentially related to transactions with Fiat Group companies:

- consultancy and services related to administrative, tax and corporate activities and related IT systems (Fiat Services S.p.A. and Fiat I.T.E.M. S.p.A.), public relations services (Fiat Group Marketing & Corporate Communication S.p.A. and Fiat S.p.A.), personnel and other management services (Fiat Servizi per l'Industria S.c.p.A. and Fiat Services S.p.A.), security services (Orione S.c.p.A. and Sirio S.c.p.A.), vehicle leases (Leasys S.p.A.), maintenance services and services for office space (Fiat S.p.A. and Fiat Partecipazioni S.p.A.) and other services (SGS Italia S.p.A.)
- compensation due to the directors and statutory auditors of Fiat Industrial S.p.A.
- compensation due to executives of Fiat Industrial S.p.A. with strategic responsibilities

25. Net financial position

Pursuant to the Consob Communication of July 28, 2006 and in compliance with the CESR Recommendations for the consistent implementation of the European Commission's Regulation on Prospectuses issued on February 10, 2005, the net financial position of Fiat Industrial S.p.A. at December 31, 2012 is as follows:

(€ thousand)	At December 31, 2012	At December 31, 2011	Change
Cash and cash equivalents	3	-	3
Current financial receivables:			
from Group companies	-	-	-
Non-current debt:			
payable to Group companies	(11,359)	(6,207)	(5,152)
Current debt:			
payable to Group companies	(2,534,901)	(1,719,542)	(815,359)
Net financial position	**(2,546,257)**	**(1,725,749)**	**(820,508)**
with Group companies	(2,546,260)	(1,725,749)	(820,511)
with third parties	3	-	3

26. Significant non-recurring transactions and unusual or abnormal transactions

During 2012, Fiat Industrial S.p.A. did not take part in any significant non-recurring transaction or unusual or abnormal transaction as defined in the Consob Communication of July 28, 2006.

27. Subsequent Events

On February 7, 2013, Fiat Industrial S.p.A. completed renewal of a 3-year €2 billion committed revolving credit facility with a group of 21 banks. The facility is available for general corporate purposes and working capital requirements. It replaces the 3-year €2 billion facility originally signed in December 2010.

Fiat Industrial S.p.A. Statutory Financial Statements

299

FIAT INDUSTRIAL S.P.A. STATUTORY FINANCIAL STATEMENTS AT DECEMBER 31, 2012
NOTES

List of equity investments with additional information required by Consob (Communication DEM/6064293 of July 28, 2006)

Subsidiaries

Company and registered office	Share Capital (*) (€)	Result for the latest financial year (*) (€)	Equity (*) (€)	% owned by Fiat Industrial S.p.A	Number of shares	Book value (€)
Fiat Netherlands Holding N.V. - Amsterdam (The Netherlands)						
At 12.31.11	2,610,397,295	726,147,019	6,565,931,093	100.00	94,923,538	5,377,346,053
capital contribution						635,000,000
At 12.31.12	**2,610,397,295**	**890,958,402**	**7,716,065,322**	**100.00**	**94,923,538**	**6,012,346,053**
Iveco S.p.A. - Turin						
At 12.31.11	200,000,000	(47,821,734)	117,375,330	100.00	200,000,000	200,000,000
capital contribution						75,000,000
At 12.31.12	**200,000,000**	**(82,913,360)**	**109,461,970**	**100.00**	**200,000,000**	**275,000,000**
FPT Industrial S.p.A. - Turin						
At 12.31.11	100,000,000	3,018,590	84,850,541	100.00	100,000,000	100,000,000
At 12.31.12	**100,000,000**	**17,872,704**	**103,234,367**	**100.00**	**100,000,000**	**100,000,000**
Fiat Industrial Finance S.p.A. - Turin						
At 12.31.11	100,000,000	4,239,983	104,302,288	100.00	100,000,000	100,000,000
At 12.31.12	**100,000,000**	**20,357,366**	**124,659,654**	**100.00**	**100,000,000**	**100,000,000**
New Industrial Business 1 S.r.l. - Turin						
At 12.31.11	50,000	(580)	49,420	100.00	50,000	50,000
At 12.31.12	**50,000**	**(9,557)**	**39,863**	**100.00**	**50,000**	**50,000**
New Industrial Business 2 S.r.l. - Turin						
At 12.31.11	50,000	(580)	49,420	100.00	50,000	50,000
At 12.31.12	**50,000**	**(9,557)**	**39,863**	**100.00**	**50,000**	**50,000**
New Industrial Business 3 S.r.l. - Turin						
At 12.31.11	50,000	(580)	49,420	100.00	50,000	50,000
At 12.31.12	**50,000**	**(11,030)**	**38,390**	**100.00**	**50,000**	**50,000**
F.I. Holding N.V. - Amsterdam (The Netherlands)						
capital subscription						45,000
At 12.31.12	**45,000**	**(4,768)**	**40,232**	**100.00**	**4,500,000**	**45,000**
FI CBM Holdings N.V. - Amsterdam (The Netherlands)						
capital subscription						50,000
At 12.31.12	**50,000**	**(67)**	**49,933**	**100.00**	**5,000,000**	**50,000**
Total subsidiaries						**6,487,591,053**

(*) Figures taken from the separate financial statements of the subsidiaries

300

Fiat Industrial S.p.A.

Statutory Financial Statements

301

Other companies

Company and registered office

% owned by

Fiat Industrial S.p.A.

Number

of shares

Book value

(€)

Fiat Revi S.c.p.A.—Turin

At 12.31.11 16.00 48,000 104,120

At 12.31.12 16.00 48,000 104,120

Orione S.c.p.A.—Turin

At 12.31.11 0.22 264 264

At 12.31.12 0.22 264 264

Sirio S.c.p.A.—Turin

At 12.31.11 0.02 26 26

At 12.31.12 0.02 26 26

Total other companies 104,410

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

302 Appendix –

Information

required under

Article

149-duodecies

of the Consob

isuer regulations

Appendix – Information required under

Article 149-duodecies of the Consob

isuer regulations

The following table, prepared in accordance with Article 149-duodecies of the Consob Issuer Regulations, reports fees charged for 2012 for audit and other services provided by the independent auditors. No services were provided by entities in their network.

(€ thousand) Service Provider 2012 Fees

Audit Reconta Ernst &Young S.p.A. 76

Attestation Reconta Ernst & Young S.p.A. (1) 385

Total 461

(1) Supplementary audit procedures for PCAOB relating to review of the Form F-4 Registration Statement and consolidated financial statements of Fiat Industrial prepared in accordance with IFRS issued by IASB.

Issue of a Letter of Comfort, on behalf of Fiat Industrial S.p.A. as guarantor, for Base Prospectus updating the GMTN Program. Review of system of internal control over financial reporting of Fiat Industrial

S.p.A. and its subsidiaries

Fiat Industrial S.p.A.

Statutory Financial Statements

303

Attestation

of the Statutory Financial

Statements under Article 154-bis

of Legislative Decre 58/98

Attestation

of the Statutory

Financial

Statements under

Article 154-bis

of Legislative

Decre 58/98

FIAT

INDUSTRIAL S.P.A.

STATUTORY

FINANCIAL

STATEMENTS at

december 31, 2012

1. The undersigned, Sergio Marchionne, in his capacity as Chairman of the Company and Pablo Di Si, as the executive officer responsible for the preparation of the Company’s financial statements, pursuant to the provisions of Article 154-bis (3) and (4) of Legislative Decree 58 of 1998, hereby attest:

the adequacy with respect to the company structure

and the effective application

of the administrative and accounting procedures applied in the preparation of the Company’s statutory financial statements at December 31, 2012.

2. The assessment of the adequacy of the administrative and accounting procedures used for the preparation of the statutory financial statements at

December 31, 2012 was based on a process defined by Fiat Industrial in accordance with the Internal Control – Integrated Framework model issued by the

Committee of Sponsoring Organizations of the Treadway Commission, an internationally-accepted reference framework.

3. The undersigned moreover attest that:

3.1 the statutory financial statements at December 31, 2012:

a) have been prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union through Regulation (EC)

1606/2002 of the European Parliament and Council, dated July 19, 2002;

b) correspond to the amounts shown in the Company’s accounts, books and records; and

c) provide a fair and correct representation of the financial conditions, results of operations and cash flows of the Company as of December 31, 2012 and for the year then ended.

3.2 the report on operations includes a reliable operating and financial review of the Company as well as a description of the main risks and uncertainties to which it is exposed.

February 21, 2013

/s/ Sergio Marchionne /s/ Pablo Di Si

Sergio Marchionne Pablo Di Si

CHAIRMAN EXECUTIVE OFFICER RESPONSIBLE FOR THE PREPARATION

OF THE COMPANY’S FINANCIAL STATEMENTS

PAC

PAC reports of the

independent auditors

REPORTS

OF THE

INDEPENDENT

AUDITORS

INDEPENDENT AUDITOR’S REPORT ON

THE CONSOLIDATED FINANCIAL STATEMENTS

PURSUANT TO ARTICLES 14 AND 16 OF

LEGISLATIVE DECREE N. 39 OF JANUARY 27, 2010

To the Shareholders of Fiat Industrial S.p.A.

1. We have audited the financial statements of Fiat Industrial S.p.A. as of and for the year ended December 31, 2012, comprising the income statement, the statement of comprehensive income, the statement of financial position, the statement of cash flows, the statement of changes in equity and the related explanatory notes. The preparation of these financial statements in compliance with International

Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005 is the responsibility of

Fiat Industrial S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with auditing standards recommended by CONSOB (the Italian Stock Exchange Regulatory

Agency). In accordance with such standards, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes, reference should be made to our report dated February 27, 2012.

3. In our opinion, the financial statements of Fiat Industrial S.p.A. at December 31, 2012 have been prepared in accordance with International

Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of Fiat Industrial S.p.A.

for the year then ended.

Auditors’ Reports

Motions for AGM

4. The management of Fiat Industrial S.p.A. is responsible for the preparation of the Report on Operations and the Annual Report on

Corporate Governance, published in the section “Corporate Governance” of Fiat Industrial S.p.A.’s website, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency with the financial statements of the Report on Operations and of the information presented in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters

c), d), f), l), m) and paragraph 2, letter b) in the Annual Report on Corporate Governance, as required by the law. For this purpose, we have performed the procedures required under Auditing Standard 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the Report on Operations and the information presented in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2), letter b) in the Annual Report on Corporate

Governance, are consistent with the financial statements of Fiat Industrial S.p.A. as of December 31, 2012.

Reconta Ernst & Youn g S.p.A.

Turin, February 25, 2013

/s/ Felice Persico

Felice Persico

Partner

This report has been translated into the English language solely for the convenience of international readers.

REPORTS

OF THE

INDEPENDENT

AUDITORS

INDEPENDENT AUDITOR’S REPORT

ON THE STATUTORY FINANCIAL STATEMENTS

PURSUANT TO ARTICLES 14 AND 16 OF

LEGISLATIVE DECREE N. 39 OF JANUARY 27, 2010

To the Shareholders of Fiat Industrial S.p.A.

1. We have audited the consolidated financial statements of Fiat Industrial S.p.A. and its subsidiaries, (the “Fiat Industrial Group”) as of and for the year ended December 31, 2012, comprising the income statement, the statement of comprehensive income, the statement of financial position, the statement of cash flows, the statement of changes in equity and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005 is the responsibility of Fiat Industrial S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with auditing standards recommended by CONSOB (the Italian Stock Exchange Regulatory

Agency). In accordance with such standards, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference should be made to our report dated February 27, 2012.

3. In our opinion, the consolidated financial statements of the Fiat Industrial Group at December 31, 2012 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005;

accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the

Fiat Industrial Group for the year then ended.

Auditors’ Reports

Motions for AGM

309

4. The management of Fiat Industrial S.p.A. is responsible for the preparation of the Report on Operations and the Annual Report on Corporate Governance,

published in the section “Corporate Governance” of Fiat Industrial S.p.A.’s website, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency with the financial statements of the Report on Operations and of the information presented in compliance with art. 123-bis of Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) in the Annual Report on Corporate Governance, as required by the law. For this purpose, we have performed the procedures required under Auditing Standard 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the Report on Operations and the information presented in compliance with art. 123-bis of Legislative Decree

n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2), letter b) in the Annual Report on Corporate Governance, are consistent with the consolidated financial statements of the Fiat Industrial Group as of December 31, 2012.

Reconta Ernst & Young S.p.A.

Turin, February 25, 2013

/s/ Felice Persico

Felice Persico

Partner

This report has been translated into the English language solely for the convenience of international readers.

ICE

ICE reports of the board

of statutory auditors

312 REports

of the board

of statutory

auditors

REPORT OF THE BOARD OF STATUTORY

AUDITORS ON THE CONSOLIDATED

FINANCIAL STATEMENTS FOR THE YEAR

ENDED DECEMBER 31, 2012

Shareholders,

On February 21, 2013, the Board of Directors approved the 2012 consolidated financial statements.

The consolidated financial statements – presented together with the report on operations, financial statements for the parent company,

and notes to the financial statements – report profit for the year of €921 million, of which €810 million attributable to owners of the parent.

The directors have also provided information on changes in the scope of operations during the year.

The Chairman and the manager responsible for the Company’s financial repor ting have issued the attestation required under

Article 154-bis (5) of Legislative Decree 58/1998.

In their report issued February 25, 2013, the independent auditors, RECONTA ERNST & YOUNG, stated the following:

“(…) In our opinion, the consolidated financial statements of the Fiat Industrial Group at December 31, 2012 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree

n. 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Fiat Industrial Group for the year then ended. (…)

In our opinion, the Report on Operations and the information presented in compliance with art. 123-bis of Legislative Decree

n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2), letter b) in the Annual Report on Corporate Governance, are consistent with the consolidated financial statements of the Fiat Industrial Group as of December 31, 2012. (…)”.

We are not aware of any other matters requiring our consideration.

Turin, February 25, 2013

The Statutory Auditors

Paolo Piccatti /s/ Paolo Piccatti

Valter Cantino /s/ Valter Cantino

Lucio Pasquini /s/ Lucio Pasquini

Auditors’ Reports

Motions for AGM

313

REPORT OF THE BOARD OF STATUTORY

AUDITORS TO SHAREHOLDERS AT THE

GENERAL MEETING OF APRIL 8, 2013

Shareholders,

Following is a summary of the content and results of our activities during 2012 – the second year of operation during which, among other events, the Company’s share structure was simplified and the terms of the integration with CNH GLOBAL N.V. were established.

Among those activities, we confirm that we:

n attended meetings of the Board of Directors, during which we were given information on the Company’s activities and transactions that enabled us to determine compliance with law, the By-laws and resolutions adopted by Shareholders, as well as the absence of any conflicts of interest;

n ascertained that the organizational structure and internal control system are adequate for the scale and nature of activities carried out;

n obtained information on the application of best management practice and found the financial reporting process to be adequate in providing a true and fair view of the Company’s operations. Our examination included information obtained through meetings with the two former managers responsible for the Company’s financial reporting and the current manager – appointed after due consultation with the Board of Statutory Auditors and who, together with the Chairman, issued the attestation required under

Article 154-bis (5) of Legislative Decree 58/1998 – as well as the heads of certain central functions, the Compliance Officer and the

Compliance Program Supervisory Body (single individual) pursuant to Legislative Decree 231/2001;

n found the internal control system to be effective and confirmed that our findings were consistent with the evaluations conducted by the Internal Control and Risk Committee, the Compliance Officer, Compliance Program Supervisory Body and the independent auditors. We also took into consideration results from the activities conducted by Internal Audit and, where applicable, any corrective actions recommended;

n monitored application of the CONSOB Regulation on related-party transactions and the resulting procedures (available on the

Company’s website www.fiatindustrial.com). In that regard, although it qualifies as a significant transaction, the directors noted that the integration with CNH GLOBAL N.V. is exempt from application of the provisions of the CONSOB Regulation or the procedures as it constitutes an intra-group transaction;

n met with the statutory auditors of several Italian subsidiaries, including CNH ITALIA, FIAT INDUSTRIAL FINANCE, FPT INDUSTRIAL,

IRISBUS, IVECO and NEW HOLLAND KOBELCO CONSTRUCTION MACHINERY;

n reviewed application of the criteria used by the previous and current Boards of Directors in determining the independence of directors, as well as the self-evaluation process carried out by the Board concerning its composition and effective functioning, in consideration of the mix of professional skills and experience;

314 REports

of the board

of statutory

auditors

n undertook all evaluations necessary to verify the effective independence of each statutory auditor;

n met periodically with the independent auditors, RECONTA ERNST & YOUNG, to monitor complete and proper execution of the planned audit activities (also in fulfillment of Article 19 of Legislative Decree 39/2010) and to verify their independence (including through the confirmation received on February 20, 2013) – with regard to which we have no reservations – as well as to share information on our respective activities and findings.

In accordance with the requirements of the Consob Communication of April 6, 2001, we also report on the following activities.

Transactions having a significant impact on the financial statements

The directors reported on the principal transactions, which we found to be in compliance with the law and the By-laws.

They also provided a summary of the most significant related-party transactions, emphasizing that they formed part of the Company’s normal operations and were concluded at standard terms for the relevant market in relation to the nature of goods or services involved.

Atypical or unusual transactions and adequacy of disclosures provided by the directors

The Board of Statutory Auditors is not aware of any transactions – with related parties, third parties or intragroup – that would qualify as atypical or unusual in relation to their content, nature, size or timing.

Emphasis paragraphs included in the report of the independent auditors

No emphasis paragraphs were contained in the audit report issued by RECONTA ERNST & YOUNG.

Complaints pursuant to Article 2408 of the Civil Code

At the Annual General Meeting and in correspondence dated April 12 and July 26, 2012, the shareholder Mr. BAVA made the following formal complaints under Article 2408 of the Civil Code: incompleteness and inaccuracy of the documentation provided to shareholders;

improper conduct of the annual general meeting; illegality of the transaction to simplify share structure; failure to respond to questions submitted by the shareholder prior to the meeting; removal of the notice of solicitation of proxies from the corporate website.

Having examined each of these matters, the Statutory Auditors concluded that there has been no violation.

In fact, it is the opinion of the Statutory Auditors that: incorporating the content of the Compensation Report and reports required in accordance with CONSOB communication DEM/6064293 of 2006 by reference does not constitute incompleteness of information; the

Chairman was consistent with the provisions of Article 2371 of the Civil Code and the Procedures for General Meetings in conducting the Annual General Meeting in a manner that was both reasonable and consistent with established practice for Fiat Industrial and other publicly listed companies; the proposal to simplify the Company’s share structure was legitimate and made specific reference to the evaluations undertaken by the directors, the common representatives of the holders of preference and savings shares and the statutory auditors, including with the support of external consultants; on the basis of Articles 136 to 144 of Legislative Decree 58/98, Articles 135

to 139 of the Issuer Regulations and, to the extent applicable, Article 65 and following, the Company is under no obligation to maintain the notices of solicitation of proxy on the corporate website after a general meeting. No questions were received from the shareholder prior to the General Meeting, as the Company itself also confirms.

Matters for investigation

No matters for investigation were received, either directly or through the Company.

Auditors’ Reports

Motions for AGM

315

Activities of the independent auditors and related costs

Details of the activities requested of RECONTA ERNST & YOUNG and related fees are provided by directors as an appendix to the statutory financial statements and confirmed by the independent auditors in their letter dated February 20, 2013:

“(.) 1) audit of separate and consolidated financial statements for the year ended December 31, 2012 and verification during the year of proper accounting procedures and accurate recording of transactions, for a fee of €61,000, and limited audit of Fiat Industrial

Group’s half-year condensed financial statements at June 30, 2012, for a fee of €15,000. Total fee of €76,000;

2) audit of Fiat Industrial Group’s system of internal control over financial reporting (ICFR) for the year ended December 31, 2012,

for a fee of €220,000;

3) issue of Letter of Comfort, on behalf of Fiat Industrial S.p.A. as guarantor, for the Base Prospectus updating the GMTN Program,

for a fee of €50,000;

4) supplementary audit procedures for PCAOB relating to review of the Form F-4 Registration Statement and 2011 consolidated financial statements of Fiat Industrial, prepared in accordance with IFRS issued by IASB, for a fee of €350,000 (of which €115,000 was invoiced during 2012);

5) activities relating to the expert opinion on the share exchange ratio pursuant to Article 2501-sexies of the Civil Code following nomination, by the Court of Turin, of Reconta Ernst & Young S.p.A. as independent expert, pursuant to Article 2501-sexies of the

Civil Code, for a fee of €1,150,000 (not yet invoiced at December 31, 2012) (…)”.

Engagement of companies related to the independent auditors

In the same letter, the independent auditors also stated:

“(…) We also confirm that no separate activity was performed and no fees were invoiced to Fiat Industrial S.p.A. by other companies in the Ernst & Young network. (…)”

Opinions issued by the Board of Statutory Auditors

We have expressed opinions in relation to compensation and additional fees for directors with specific responsibilities, the mandatory conversion of preference and savings shares and, on January 31, 2013, the adequacy of the professional profile of the manager responsible for financial reporting and, on February 21, the prospective mergers.

Frequency and number of meetings of the Boards of Directors and Statutory Auditors

The Board of Directors met ten times and the Board of Statutory Auditors met eleven times. The Internal Control and Risk Committee held five meetings – all of which we attended, in accordance with the requirements of Legislative Decree 39/2010 – the Nominating,

Corporate Governance and Sustainability Committee held two meetings and the Compensation Committee (established on April 5,

2012) held one meeting.

Principles of proper management

We confirm that we found no transactions that were counter to the company purpose, constituted a conflict of interest or compromised the Company’s financial solidity, or were otherwise manifestly imprudent or risky.

REports

of the board

of statutory

auditors

316 Organizational structure

We confirm that we consider the organizational structure to be adequate in relation to those matters falling within our remit.

Internal control system

We confirm the overall reliability of the internal control system, including on the basis of the activities conducted by other bodies, as described above.

Reliability of the administrative and accounting system

We reaffirm our assessment that the administrative and accounting system is capable of providing a true and fair view of the Company’s operations.

Instructions issued to subsidiaries

The instructions referred to in Article 114 (2) of Legislative Decree 58/1998 have been correctly issued to the Company’s subsidiaries.

Significant issues arising during meetings with the independent auditors

No significant issues arose in meetings with the independent auditors that required further examination.

Adherence to the Corporate Governance Code of Borsa Italiana

The directors provided a summary of the principles and criteria of the Corporate Governance Code, with which we are familiar, to which FIAT INDUSTRIAL adheres and whose concrete application is detailed in its Annual Report on Corporate Governance, also examined by RECONTA ERNST & YOUNG pursuant to Article 123-bis of Legislative Decree 58/1998.

Activities of the Compliance Program Supervisory Body

We monitored the activities of the Compliance Officer and the Compliance Program Supervisory Body, which considers that it has exercised proper oversight over the compliance program, based on the level of implementation of the rules and procedures established for prevention of significant offences.

Conclusions from our oversight activities

During our activities, we found no critical issues that require reporting.

Auditors’ Reports

Motions for AGM

317

Recommendations to shareholders

In our view, no recommendations or proposals are required.

We have also reviewed the structure and format of the financial statements for the year ended December 31, 2012 – which reported a profit of €128,609,403 – as well as the report on operations for the Group, and the notes to the financial statements.

RECONTA ERNST & YOUNG, the independent auditors, concluded in their opinion dated February 25, 2013:

“(.) In our opinion, the financial statements of Fiat Industrial S.p.A. at December 31, 2012 have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and with art. 9 of Legislative Decree n. 38/2005;

accordingly, they present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of Fiat Industrial S.p.A. for the year then ended. (.)

In our opinion, the Report on Operations and the information presented in compliance with art. 123-bis of Legislative Decree

n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2), letter b) in the Annual Report on Corporate Governance, are consistent with the financial statements of Fiat Industrial S.p.A. as of December 31, 2012.”

On the basis of the conclusions of RECONTA ERNST & YOUNG concerning format and structure, it is our opinion that the financial statements and proposed allocation of profit for the year comply with the applicable restrictions and, therefore, may be approved.

In relation to the agenda for the Annual General Meeting, which this year includes – in addition to approval of the financial statements,

allocation of profit and distribution of dividends – proposals relating to:

n compensation policy

n election of the board of statutory auditors and related compensation we confirm that the reports prepared by the Board of Directors provide adequate and appropriate information and that the proposed resolutions comply with law.

Turin, February 25, 2013

The Statutory Auditors

Paolo Piccatti /s/ Paolo Piccatti

Valter Cantino /s/ Valter Cantino

Lucio Pasquini /s/ Lucio Pasquini

HAR

HAR motions for agm

320 Motion for Approval of the Statutory

Financial Statements at December 31, 2012,

Allocation of Profit and Dividend Distribution

(Item 1.A on the Agenda)

321 Compensation Policy pursuant

to Article 123-ter of Legislative Decree 58/98

(Item 1.B on the Agenda)

332 Report on election of

Board of Statutory Auditors

Election of Regular Auditors,

Alternate Auditors and Chairman

(Item 2.A on the Agenda)

Compensation for Statutory Auditors

(Item 2.B on the Agenda)

Motion for Approval

of the Statutory

Financial Statements

at December 31, 2012,

Allocation of Profit

and Dividend Distribution

motions

for AGM

320

Motion for Approval

of the Statutory Financial

Statements at December 31, 2012,

Allocation of Profit

and Dividend Distribution

(Item 1.a on the Agenda )

Shareholders,

We submit for your approval the Statutory Financial Statements at December 31, 2012, which report profit of €128,609,403 and a retained profit reserve of €730,913,008.

We propose a dividend of €0.225 per ordinary share, equivalent to a maximum total distribution of approximately €275.1 million,

consisting of the remaining profit for 2012 of €122,178,933 – following allocation of €6,430,470 to the legal reserve – and a maximum of €152,899,065.45 from the retained profit reserve.

This proposal is in line with the policy adopted by the Board of Directors to distribute between 25% and 35% of Group consolidated profit.

The dividend will be payable on April 25, 2013 (ex-dividend date of April 22) on shares on record at April 24, 2013.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CH AIR MAN

Auditors’ Reports

Motions for AGM

Compensation

Policy pursuant

to Article 123-ter

of Legislative

Decre 58/98

motions

for AGM

Compensation Policy

pursuant to Article 123-ter

of Legislative Decree 58/98

(Item 1.B on the Agenda )

Shareholders,

Pursuant to Article 123-ter of Legislative Decree 58/98, you are hereby asked to give your non-binding vote on the compensation policy adopted by the Company for members of the Board of Directors and executives with strategic responsibilities, in addition to the procedures for adoption and implementation.

Following are the Definitions and Section I of the Compensation Report – prepared in accordance with Annex 3A, Forms 7-bis and

7-ter, of the CON SOB Regulation no. 11971 of May 14, 1999 – that was published in accordance with legal requirements and is available on the corporate website www.fiatindustrial.com.

“DEFINITIONS

Annual Total Direct Compensation means the sum of: (i) the gross annual fixed component of the compensation, (ii) the annual variable component that is based on the achievement of given target objectives, and (iii) the annualized value of the medium-long term element of the variable component that is based on both the achievement of medium-long term target-based objectives and long term commitment to the Company, including the granting of shares occurred during the year upon the satisfaction of the vesting conditions of an equity incentive plan

Board of Directors means the Board of Directors of the Company as of the date of this Compensation Report

Board of Statutory Auditors means the Board of Statutory Auditors of the Company as of the date of this Compensation Report

Chairman means the Chairman of the Company, namely Mr. Sergio Marchionne

Chief Human Resources Officer means the Chief Human Resources Officer of the Group

Company means Fiat Industrial S.p.A.

Compensation Committee means (i) until April 5, 2012 the Nominating, Compensation and Sustainability Committee, and (ii) thereafter the

Compensation Committee. As of the date of this Compensation Report, the Compensation Committee was composed by the following Non-Executive Directors, the majority of whom independent: John Elkann, Giovanni

Perissinotto, and Jacqueline Tammenoms Bakker

Compensation Policy means the compensation policy described in Section 1 of this Compensation Report

Compensation Report means this compensation report prepared in accordance with article 123-ter of the Financial Act and Annex 3A, Form

7-bis and 7-ter, of the Issuers’ Regulation

Compensation

Policy pursuant

to Article 123-ter

of Legislative

Decree 58/98

motions

for AGM

322 Corporate Governance Code means the Corporate Governance Code for Italian Listed Companies issued by Borsa Italiana, to which the Company adheres

EU Recommendations means the EU Recommendation 2004/913 and EU Recommendation 2009/385

Executive Directors means the Directors vested by the Board of Directors with management duties and namely Mr. Sergio Marchionne

Executives with Strategic

Responsibilities

means the Group Chief Operating Officer, the Chief Operating Officers of the various regions (EMEA, NAFT A, Latin

America and APAC), the Chief Operating Officer of the Powertrain activities, and the Group Chief Financial Officer

Financial Act means the Legislative Decree no. 58 of February 24, 1998

Group means the Company together with its subsidiaries

Issuers’ Regulation means the CON SOB Regulation no. 11971 of May 14, 1999

LTI means the Long Term Incentive Plan based on equity instruments approved by the Shareholders Meeting on April

5, 2012 and described in the Report to the Shareholders issued by the Company pursuant to Article 114-bis of the

Financial Act

Performance and Leadership

Bonus Plan

means the Group’s annual short term incentive plan that is linked to both the achievement of key financial metrics of operating performance of the Group and individual performance and leadership contribution

Related Parties Regulation means the CON SOB Regulation no. 17221 of March 10, 2010

SECTION I

Section 1 of this Compensation Report is aimed to outline and describe: (i) the policy of the Company with respect to the compensation of members of the Board of Directors, members of the Board of Statutory Auditors and Executives with Strategic Responsibilities that the Company intends to adopt and (ii) the procedures followed in relation to the adoption and implementation of said policy (the

“Compensation Policy”).

The Compensation Policy conforms to the recommendations of the Corporate Governance Code. In particular, the Compensation

Policy incorporates the recommendations contained in Article 6 of the Corporate Governance Code relating to compensation for members of the Board of Directors and Executives with Strategic Responsibilities.

The Compensation Policy also fulfils the requirements of the Procedures for Transactions with Related Parties adopted by the Group on April 21, 2011.

In accordance with the Corporate Governance Code and article 123-ter of the Financial Act and EU Recommendations, this

Compensation Policy, which illustrates the policies and practices followed by the Company, was prepared for and approved for the first time by the Board of Directors in February 2012 and then submitted to the shareholders’ meeting. On February 21, 2013 the Board of

Directors, with the concurring advice of the Compensation Committee, approved this Report, which will be submitted for approval to the shareholders’ meeting called to resolve also on the 2012 financial statements.

Auditors’ Reports

Motions for AGM

A. Drafting, approval and implementation of the Compensation Policy

As indicated above, this Compensation Policy, to be submitted to the approval of the Shareholders’ Meeting called to approve the 2012 financial statements, was adopted by the Board of Directors on February 21, 2013.

In the meeting held on February 20, 2013, the Compensation Committee was advised by the Chief Human Resources Officer that the

Company in its dealings with the Executive Directors and the Executives with Strategic Responsibilities followed the Compensation

Policy.

The corporate bodies and persons responsible for the correct implementation of the Compensation Policy are the Compensation

Committee, that shall monitor the application of the Compensation Policy with regard to Executive Directors and Executives with

Strategic Responsibilities, having being advised by the Chief Human Resources Officer. On a yearly basis the Chief Human Resources

Officer reports to the Compensation Committee and advises such Committee on the implementation of the Compensation Policy in the previous financial year and the proposed changes for the upcoming financial year.

The table below summarizes the main roles and responsibilities for setting and governing compensation for participants covered under the Company’s Compensation Policy:

Participants

covered Who proposes/ recommends Who advises Who approves

Shareholders’

advisory voting rights

(“Say on Pay”)

Non-Executive

Directors

Compensation

Committee

Chief Human

Resources Officer

Shareholders Not applicable

Executive

Directors

Compensation

Committee

Chief Human

Resources Officer

Directors, absent

the Executive Directors

and after consultation

with the Board

of Statutory Auditors

Yes

Executives with

Strategic Responsibilities

Chairman and

Chief Human Resources

Officer

Compensation Committee

Internal and external

Executive Compensation

experts

Chairman Yes

B. Role of the Compensation Committee

B.1 Composition of the Compensation Committee

Since March 10, 2011, the basic rules governing the composition, duties, and functioning of the Committee are provided in the Charter of the Compensation Committee.

Pursuant to its Charter, the Compensation Committee is to be composed of three Non-Executive Directors, the majority of whom are independent. The members and the chairman of the Compensation Committee are appointed by the Board of Directors. The

Compensation Committee may appoint a secretary to draw up the minutes of the meetings. The secretary may be not a member of the Compensation Committee.

Compensation

Policy pursuant

to Article 123-ter

of Legislative

Decree 58/98

motions

for AGM

324 The secretary of the Board of Directors and the Chief Human Resources Officer attend the Compensation Committee’s meeting;

the chairman may invite other individuals to attend the meetings whenever their presence may help the Compensation Committee to perform its functions. The Compensation Committee may rely on the support of external advisors at the Company’s expense.

As of the date of this Compensation Policy, the members of the Compensation Committee are: John Elkann Giovanni Perissinotto

(independent Director) and Jacqueline Tammenoms Bakker (independent Director) and, all Non-Executive Directors. All the members of the Compensation Committee have an adequate knowledge and experience in compensation and financial matters.

The Charter of the Compensation Committee is available on the Company’s website: www.fiatindustrial.com.

B.2 Duties of the Compensation Committee

On the basis of this Charter, the Compensation Committee is entrusted with the following duties:

(a) making proposals and advise the Board of Directors in relation to corporate policies on compensation and monitoring the implementation of all decisions taken and all corporate policies and, specifically:

(i) making proposals to the Board of Directors in relation to individual compensation plans for the Executive Directors and other

Directors with specific responsibilities;

(ii) examining proposals from the Chairman concerning performance evaluation criteria and general policies for fixed and variable compensation applicable at Group level, as well as incentive plans, including share-based plans;

(b) ensuring the alignment of the Chairman and the Executives with Strategic Responsibilities with the objective of creating value for the

Company’s shareholders over time.

Finally, the Compensation Committee is also responsible for assessing specific matters relating to executives’ compensation when requested by the Board of Directors.

With the adoption of the Procedures for Transactions with Related Parties – pursuant to the Related Parties Regulation – the

Compensation Committee was assigned, exclusively with regard to matters related to compensation, responsibility for transactions with related parties. Accordingly, the Compensation Committee is required to give an opinion on the substantial and procedural fairness of compensation-related transactions with related parties that are of particular significance, as defined in those procedures.

B.3 Activities carried out by the Compensation Committee in relation to the Compensation Policy

As anticipated under paragraph A above, the guidelines and principles of the Compensation Policy were prepared and approved for the first time by the Compensation Committee on February 22, 2012.

In the first months of 2012, the Committee met twice to perform the preliminary activities necessary to submit to the Board of

Directors the proposal of an equity incentive plan (LTI ).

During 2012, the Committee was advised by the Company’s management on a benchmark analysis, carried out on a European basis and taking into particular consideration the forty most traded companies on the Milan Stock Exchange (which compose the so called

FT SE-MIB Index), on the compensation of Non-Executive Directors. On the basis also of this benchmark analysis, and with the aim to align the compensation of Non-Executive Directors holding special offices on the average of the sample examined, the Committee

Auditors’ Reports

Motions for AGM

presented to the Board of Directors the proposal, approved on August 1, 2012, to grant, pursuant to Article 2389 of the Italian Civil

Code, a fixed compensation to the Directors who are also members of the Committees established by the Board (see also paragraph

D.3).

In compliance with the Procedures for Transactions with Related Parties, the Committee held a session on January 30, 2013 to examine the proposal of variable compensation of the Chairman for 2012, confirming also the fixed remuneration as determined in 2011.

On February 20, 2013, the Compensation Committee reviewed and recommended for approval to the Board of Directors this

Compensation Report.

C. Role of the independent expert (if any)

No independent expert was involved in the drafting of this Compensation Policy.

D. O bjectives and principles of the Compensation Policy

D.1 Objectives

The objective of the Compensation Policy is to ensure that the Group is adequately competitive, in each of the business sectors and geographic areas in which it operates, to be able to attract, develop and retain highly qualified executives with strong leadership through periodically established targets that are based on objective as well as generally applicable criteria.

In addition, the Compensation Policy seeks to incentivize individuals in key positions toward the achievement of Company and Group performance targets, maintaining the interests of management continuously aligned to those of shareholders.

D.2 Principles

The principles and criteria applied in setting compensation for members of the Board of Directors and Executives with Strategic

Responsibilities are intended to ensure the Group has the ability to attract, retain and motivate individuals who have the professional skills and experience to achieve the best results in their respective areas of responsibility and take account of the impact of their role on the achievement of the Group’s financial and strategic objectives. With that intent, the Compensation Policy is defined to align the interests of the Company’s management with those of the Company’s shareholders through the creation of a strong link between rewards and Company and/or individual performance.

In general, the fixed compensation component adequately compensates individuals for services performed even if the variable components, where established, are not received as a result of the performance targets set by the Board of Directors not being met.

This is considered fundamental in discouraging behaviour that is oriented exclusively to short-term results and inconsistent with the target level of risk established by the Group.

Executive Directors and Executives with Strategic Responsibilities may also be eligible to receive variable compensation, either immediate or deferred, subject to the achievement of pre-established economic and financial performance targets.

In particular, variable compensation that is paid immediately is intended to incentivize individuals toward the achievement of the targets established in the annual budget and to reward the level of achievement or over-achievement of those targets.

Compensation

Policy pursuant

to Article 123-ter

of Legislative

Decree 58/98

motions

for AGM

326 Where used (e.g., for CNH employees), deferred components of variable compensation, which are share-based, are designed to incentivize achievement of the targets referred to above, through an annual vesting mechanism, as well as enhancing medium to longterm retention and alignment with shareholder interests, objectives typical of such instruments.

D.3 Changes to the previous Compensation Policy

The Group was established on January 1, 2011 pursuant to a demerger from Fiat S.p.A. to Fiat Industrial S.p.A. The Compensation

Policy followed in 2011 and 2012 was based on the practices then adopted by Fiat S.p.A. The Compensation Policy set forth in this

Report does not materially modify the practices applied in 2012, with the exception of the LTI Plan and the criteria for the determination of the fixed compensation of the Non-Executive Directors.

In particular:

T he LTI Plan was approved by the Shareholders Meeting on April 5, 2012.

Since the Shareholders Meeting held on April 5, 2012, the fixed compensation of Non-Executive Directors not holding particular offices has been determined in euro 50,000 (whereas, before such Shareholders Meeting resolution, in addition to such fixed compensation

Directors benefitted of a meeting fee for each Board or Committee session).

On August 1, 2012 the Board of Directors, pursuant to Article 2389 third paragraph of the Italian Civil Code, resolved to grant to the

Non-Executive Directors who are also members of the Committees established by the Board the following annual fixed compensation:

C hairman of the Internal Control and Risk Committee: euro 30,000

Members of Internal and Risk Committee: euro 20,000

C hairman of the other Committees: euro 20,000

Members of the other Committees: euro 15,000.

With reference to the said resolution of the Board of Directors, the Compensation Committee conducted the preliminary advisory activities mentioned in the previous paragraph B.3.

E. Fixed and variable components of the compensation

E.1 Members of the Board of Directors

With reference to the policies relating to fixed and variable components of the compensation, the Company distinguishes between

Executive and Non-Executive Directors.

With regard to Non-Executive Directors with no specific additional responsibilities (including independent directors), the compensation consists of a fixed fee set by shareholders. Non-Executive Directors holding particular offices receive also the additional compensation referred to in the previous paragraph D.3. In addition, Non-Executive Directors are also refunded of expenses incurred in for the exercise of their office.

In accordance with EU Recommendations and article 6 of the Corporate Governance Code, Non-Executive Directors are not eligible for any form of compensation tied to the achievement of financial targets or participation in any share-based compensation scheme of the Company.

Auditors’ Reports

Motions for AGM

Consistently with the common practice of the Italian market, the Non-Executive Directors are not granted with variable compensation.

With reference to Executive Directors (e.g. Directors, such as the Chairman, with executive powers), in addition to the compensation set by shareholders, they are granted with individual compensation plans. In particular, at the time of their appointment or thereafter,

the Compensation Committee proposes to the Board of Directors the remuneration package for Executive Directors or for Directors holding special offices. On the basis of the above, the Board of Directors establishes – pursuant to article 2389, third paragraph, of the

Italian Civil Code upon proposal of the Compensation Committee and after consultation with the Board of Statutory Auditors – fixed compensation for Executive Directors (e.g. Directors, such as the Chairman, with executive powers) and Directors holding special offices.

The remuneration package of Executive Directors consists, inter alia, of the following elements: (i) a gross annual fixed component; (ii)

an annual variable cash component that is based on the achievement of pre-set business objectives; (iii) a medium-long term, equity component (the LTI ).

With regard to allowances in the event of resignation, dismissal or termination as well as health and welfare benefits, including supplementary pension benefits, please refer to paragraphs L and M below, respectively.

In addition, upon proposal of the Compensation Committee, the Board of Directors retain authority grant bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effects on the results of the Company and/or the Group.

The Compensation Committee and the Board of Directors evaluate and approve in advance, respectively, any further remuneration elements awarded to Directors for any other special offices granted thereto within the Boards of Directors of the Company’s subsidiaries.

Payment of the short-term portion of the Executive Directors’ variable compensation is subject to the level of achievement of specific

Group performance targets, concretely measurable and correlated to fulfilment of the targets provided for in the budget, established annually by the Board of Directors, on the basis of the proposal of the Compensation Committee. The variable component is subject to a maximum established with reference to gross annual fixed compensation. The Compensation Committee verifies – on a yearly basis

– the Group’s achievement of the performance objectives established for the previous year and makes its consequent recommendation to the Board of Directors. On such basis, the Board of Directors, after consultation with the Board of Statutory Auditors, resolves on the variable compensation of Executive Directors.

With regard to the weight of fixed and variable components of the compensation package, it should be noted that, on the basis of an international benchmarking, salary levels of Executive Directors with specific functions are set on the basis of the following indicative criteria:

(a) the fixed component generally represents no more than 25-35% of the targeted Annual Total Direct Compensation;

(b) the annual short-term variable compensation is determined as a percentage of the fixed component (inclusive of remuneration received for other offices in other Group companies) depending on the level of achievement or over achievement of pre-set targets and represents generally not less than 100% of the fixed component in the event of achievement of such targets. In any event, such annual variable compensation cannot be 2.5 times greater than the gross annual fixed component;

(c) the medium/long term, variable, target-based annualized component (the so-called LTI ) generally represents at least 60% to 70% of the total variable component (targeted annual Performance bonus and annualized value of LTI awards) of the targeted Annual Total Direct

Compensation. Special retention awards of equity may make the annualized component even greater.

Compensation

Policy pursuant

to Article 123-ter

of Legislative

Decree 58/98

motions

for AGM

328 The fixed compensation and the annual variable compensation of the Chairman may be divided among Company’s subsidiaries where the Chairman is also assigned special functions.

For additional information of the LTI Plan approved in 2012, please refer to the Report on such LTI Plan available on the Company’s website, www.fiatindustrial.com.

E.2 Members of Statutory Auditors

The remuneration (which consists only of a fixed fee) of the members of the Board of Statutory Auditors is determined upon their appointment by the Shareholders’ Meeting. Each member of the Board of the Statutory Auditors will have the right to be refunded of the expenses incurred in for the exercise of their office. The Report of the Board of Directors on the appointment of Statutory

Auditors is available on the Company’s website, www.fiatindustrial.com.

E.3 Executives with Strategic Responsibilites

The same principles and criteria described above are applied to compensation for Executives with Strategic Responsibilities for the purpose of attracting, incentivizing and retaining highly-qualified personnel through compensation packages that are competitive with the market and recognize key attributes such as merit, demonstrated leadership and the impact of an individual’s role on the achievement of Group financial targets.

The standard compensation structure for Executives with Strategic Responsibilities provides a fixed component as well as short and long-term variable components. As stated above, the fixed compensation component adequately compensates individuals for services performed even if the variable components are not received as a result of performance targets not being met.

The short-term variable component is subject to the achievement of financial targets established in the annual budget and the amount determined in relation to the level of achievement or over-achievement of those targets, up to a maximum established in relation to the fixed component.

As a general principle, the remuneration package of Executives with Strategic Responsibilities consists, inter alia, of the following elements: (i) a gross annual fixed component; (ii) an annual variable cash component that is based on the achievement of pre-set business objectives; (iii) a medium-long term, variable component (the LTI or other equity incentive schemes).

It should be noted that Executives with Strategic Responsibilities in CNH have half of the annual variable component paid in cash and half in the form of performance-based stock options. In 2013 the Group intends to implement a remuneration policy (with particular regard to the variable compensation) regarding the Group’s management applicable throughout the entire Group as resulting by the consummation of the strategic combination between the Company and CNH .

With regard to allowances in the event of resignation, dismissal or termination as well as health and welfare benefits, including supplementary pension benefits, please refer to paragraphs L and M below, respectively.

In addition, the Chairman may grant discretionary bonuses to these managers for specific transactions that are deemed exceptional in terms of strategic importance and effects on the results of the Company and/or the Group.

Auditors’ Reports

Motions for AGM

When setting the compensation of Executives with Strategic Responsibilities, the Chairman, on the basis of international benchmarking,

considers the following indicative criteria:

(a) the fixed component generally represents no more than 50% of the targeted Annual Total Direct Compensation;

(b) the annual targeted incentive for Executives with Strategic Responsibilities represents not less than 40% of their fixed gross annual salary;

(c) the medium-long term, variable, equity-based annualized component (the LTI ) generally represents at least 50% of the total variable component of the target-based Annual Total Direct Compensation.

F. N on-monetary benefits

Executive Directors with specific functions may be granted health and welfare benefits, whilst Executives with Strategic Responsibilities may be assigned with health and welfare benefits, and one company car. For security reasons, Executive Directors have to travel with means of transport owned, leased or procured by the Group. For the same reasons, the Group may also bear part of the costs related to personnel dedicated to the personal security of the Chairman.

Other benefits may be granted in particular circumstances.

G. T argets for the assignment of variable compensation

The standard compensation structure for Executive Directors and Executives with Strategic Responsibilities provides a fixed component as well as short and, subject to the approval of the LTI Plan, long-term variable components.

The short-term variable component is subject to the achievement of financial targets established in the annual budget and the amount determined in relation to the level of achievement or over-achievement of those targets, up to a maximum established in relation to the fixed component.

With regard to the annual Performance and Leadership Bonus Plan, the relative metrics are set on the basis of annual budget. The short-term variable component of Executive Directors’ compensation is determined on consolidated Group results, whereas, for

Executives with Strategic Responsibilities, metrics are established on consolidated Group results and/or on each Executive’s area of direct responsibility.

The Compensation Committee and Board of Directors will review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement.

In any event the choice of metrics provides a natural balance in order to prevent short-term decisions not consistent with the level of risk deemed acceptable by the Group.

Subject to the approval of the LTI Plan, the long-term variable component consists of share-based incentive plan that links an appropriate portion of the variable component to the achievement of pre-established performance targets, that are concretely measurable and correlated to value creation for shareholders over the medium to long term. Please refer to paragraph E above and to the Report published pursuant Article 114-bis of the Financial Act.

Compensation

Policy pursuant

to Article 123-ter

of Legislative

Decree 58/98

motions

for AGM

330 H. T argets for the assignment of share-based incentive schemes

The LTI share-based Plan was envisaged for individuals at Group companies whose activities and leadership have a significant impact on the Group. This plan was proposed to incentivize individuals in key positions, including Executives with Strategic Responsibilities,

toward the achievement of Company and Group performance targets through the alignment of long-term incentives to value creation for shareholders.

The part of the LTI Plan linked to the performance of the Group is directly linked with the achievement of pre-established financial performance objectives for the performance period starting on January 1, 2012 and ending on December 31, 2014. For further information please refer to the Report published pursuant Article 114-bis of the Financial Act.

The Report on the LTI Plan published pursuant Article 114-bis of the Financial Act is publicly available on the Company’s website,

www.fiatindustrial.com.

I. Consistency with the long-term interests of the Company and the risk management policy

The long-term interests of the Company and the risk management policy of the Group are integral part of the Group’s System of

Internal Control and Risk Management. The Compensation Policy has been prepared in full consistency with the System of Internal

Control and Risk Management of the Group. Please also refer to paragraph D above.

J. V esting periods and deferral payment systems (if any)

Please refer to paragraph H above.

K. T ime restrictions

The LTI Plan does not provide for any lock-up mechanism after the shares are granted to the beneficiaries. Trading of such shares is subject to the applicable laws and regulations. The rights granted under the LTI Plan will be non-transferable (except, once vested, in the event of death of the beneficiary).

L. Cessation of office or termination of employment

The Board of Directors may also grant Executive Directors with specific functions with an allowance in the event of resignation,

dismissal or termination. For the allowance granted in the previous years, please refer to Section II (v).

For Executives with Strategic Responsibilities post termination treatment consists in the relevant termination indemnity accruals set aside per collective bargaining agreements. Furthermore, in the case of dismissal under mutual agreement, the Group collective bargaining agreement in Italy provide pre-defined and nondiscretionary severance benefits for Executives covered by that agreement.

Executives with Strategic Responsibilities, whose professional relation with the Group is not governed by such collective bargaining agreement, are covered by Group defined nondiscretionary severance programs.

Auditors’ Reports

Motions for AGM

Furthermore, the Company may enter into non-competition agreements with its members of the Board of Directors and Executives with Strategic Responsibilities and for specific and relevant professional roles of senior managers and executives, providing for payment of a fee in relation to the term and scope of the obligation resulting from the agreement itself. The obligation is referred to the industry in which the employer operates at the time of the agreement and to its geographical scope. The scope of the obligation varies according to the individual’s role at the time of execution of the agreement.

M. Insurance, social security or pension coverage

The Board of Directors may also grant Executive Directors with specific functions with insurance policies covering accidental death,

permanent disability and life insurance as well as with supplementary pension benefits.

N. O ther information

Please refer to paragraph E.1 above.

O. Reference to the Compensation Policy adopted by other companies

The determination of compensation levels is based on continuous monitoring of levels for the market in general and for the sector,

including benchmarking against groups of a comparable size, complexity and standing.”

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CH AIR MAN

Report

on election

of Board of

Statutory

Auditors

motions

for AGM

332 Report on election of

Board of Statutory Auditors

Election of Regular Auditors, Alternate Auditors and Chairman

(Item 2.A on the Agenda )

Shareholders,

the mandate of the current Board of Statutory Auditors expires on the date of the General Meeting called for approval of the 2012 financial statements.

You are therefore being asked to elect a new Board of Statutory Auditors composed of three regular members and three alternate members. In accordance with law and the By-laws, the election will be based on a system of lists. For each list, the candidates must be presented in numerical order and the number of candidates may not exceed the total number of statutory auditors to be appointed.

Each list should consist of two sections: one with candidates for regular auditor and the other with candidates for alternate auditor.

Minority shareholders have the right to elect one regular auditor, who will also serve as Chairman of the Board of Statutory Auditors,

and one alternate member.

All statutory auditors must satisfy the legal requirements of integrity, professionalism and independence and comply with the legal limit for the number of concurrent offices held. Additionally, pursuant to the By-laws, they must be entered in the Register of Auditors and possess at least three years of experience as an auditor.

Procedures for election are established by law. Where necessary, they must also conform to the additional requirements of Article 17 of the By-laws, as amended by the Board of Directors on January 31, 2013, which conform to the legal requirements on gender diversity.

Lists of candidates must be submitted to the Company at its registered office, together with the additional documentation required,

at least 25 days prior to the date of the General Meeting and may only be presented by shareholders who, individually or jointly with others, own at least 1% of ordinary shares. Certification of the percentage held must be communicated to the Company by an authorized intermediary at least 21 days prior to the date of the General Meeting. Detailed information on the above requirements as well as procedures for the presentation of lists, including electronically, are provided in the notice calling the meeting published on the corporate website.

No individual shareholder, or shareholders belonging to the same group or who are parties to a shareholder agreement relating to the

Company’s shares, may present or vote on more than one list, including through an intermediary or trustee. Any candidate present in more than one list will be considered ineligible.

In the event that 25 days prior to the meeting only one list has been presented, or that the only lists presented are from shareholders who, as defined by law, are related parties, the deadline for presentation of lists shall be extended by an additional 3 days and the percentage ownership required shall reduce from 1.0% to 0.5% of ordinary shares.

Auditors’ Reports

Motions for AGM

The lists, together with the accompanying required documentation, will be made publicly available at the Company’s registered office and on the corporate website at least 21 days prior to the date of the General Meeting.

You are also reminded that for lists containing three or more candidates in total, the first two candidates for regular auditor must be of different genders to ensure that the composition of the Board of Statutory Auditors meets the legal requirements for gender diversity.

Similarly, if the list contains two or more candidates for alternate auditor, the first two candidates appearing in the relevant section of the list must be of different genders.

In accordance with the provisions of Article 17 of the By-laws, statutory auditors will be elected as follows:

1. two regular auditors and two alternate auditors are elected from the list that has obtained the highest number of votes from Shareholders,

on the basis of the numerical order under which they appear in each section of the list;

2. in compliance with the provisions of applicable law, the remaining regular auditor and the other alternate auditor are elected from the list obtaining the second highest number of votes, on the basis of the numerical order under which they appear in each section of the list. In the event of a tied vote for two or more lists, the candidates are elected from the list submitted by the shareholders having the greater equity interest or, subordinately, by the greatest number of shareholders.

The chairmanship of the Board of Statutory Auditors will go to the first candidate from the list obtaining the second highest number of votes as determined under point 2 above.

In the event that only one list is presented, the Chairman of the Board of Statutory Auditors will be appointed by Shareholders from among the regular auditors elected.

Compensation for Statutory Auditors

(Item 2.B on the Agenda )

Shareholders,

determination of annual compensation for the Chairman of the Board of Statutory Auditors and the regular auditors is subject your approval.

We propose that compensation be set at an annual amount of €85,000 for the Chairman and €55,000 for the other regular auditors.

February 21, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CH AIR MAN

Contacts

Head Office

Via Nizza, 250—10126 Turin (Italy)

Tel. +39 011 00 61 111

website: www.fiatindustrial.com

Investor Relations

Tel. +39 011 00 62 186

Fax +39 011 00 61 346

e-mail: investor.relations@fiatindustrial.com

Sustainability

Tel. +39 011 00 62 627

e-mail: sustainability@fiatindustrial.com

Press Office

Tel. +39 011 00 62 464

Fax +39 011 00 62 094

e-mail: mediarelations@fiatindustrial.com

This document is printed on eco-responsible Arjowiggins Graphic Polyedra

Revive Pure Silk paper (150 gsm for internal pages and 300 gsm for cover):

an extra-white coated paper made from 100% recycled pulp with EU Flower certification FR/011/003

By using Polyedra Revive Pure Silk from Arjowiggins Graphic, rather than a nonrecycled paper, the environmental impact was reduced by:

Fiat Industrial offsets the GHG emissions from paper used to print its Annual

Report, Sustainability Report and Annual Report on Corporate Governance.

The total of 32 tons in CO2 emissions will be offset by a forestry project in Italy.

18,099

liters of water

693

kg of landfill

75

kg of co2

751

km travel in the average

European car

1,704

kWh of energy

1,127

kg of wood

Illustrations and creative design

Atelier Roger Pfund, Communication visuelle S.A.

Geneva, Switzerland

Graphic design

Sunday

Turin, Italy

Editorial coordination

Sunday

Turin, Italy

Printing

Graf Art—Officine Grafiche Artistiche

Venaria Reale (TO ), Italy

Printed in Italy

March 2013

Wish me well on my journey!

I started on my way a long time ago.

I wanted to set course on my life.

With the feeling that it was neither a narrow passage nor a main road.

Yet conscious that there were indications, a direction.

My tracks became the route to follow.

My convictions my road map.

I was searching, knowing that my destination depended

on the road I chose.

At times, I thought I had taken the wrong road, but I

simply had not gone far enough.

Today I believe that, whatever the chosen path might be,

it will always lead to an inhabited place.

Inhabited with meaning, life, purpose, success.

“Every truth is a path traced through reality.”

Henri Bergson

Pacific Highway

(North America)

Silk Road

(Asia)

Chile Route 5

(South America)

Pacific Highway

(North America)

Iceland Route 1

(Europe)

Trans-Sahara Highway

(Africa)

Route 40

(South America)

Fiat Industrial S.p.A.

Registered Office: 250 Via Nizza, Turin, ITALY

Share Capital: €1,919,433,144.74

Turin Companies Register/

Tax Code: 10352520018

Schedule 8

The DutchCo Financial Statements which have been prepared by virtue of Section 2:313 DCC and, in consideration of the representations made under Section 13.2 of these Common Cross-Border Merger Terms, are not in any aspect materially different from the DutchCo Financial Statements at December 31, 2012

FI CBM Holdings N.V. Financial Statements at February 28, 2013

CONTENTS

BOARD OF DIRECTORS 1

FINANCIAL STATEMENTS AT FEBRUARY 28, 2013 2 NOTES 3 FI CBM Holdings N.V.

Principal offices: Cranes Farm Road, Basildon, Essex SS14 3AD, UNITED KINGDOM

Share Capital: €50,000 Amsterdam Companies Register: 56532474

BOARD OF DIRECTORS

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Richard Joseph Tobin

Derek Neilson

FI CBM Holdings N.V. Financial Statements at February 28, 2013 2

FINANCIAL STATEMENTS AT FEBRUARY

28, 2013

PROFIT AND LOSS ACCOUNT

February

28, 2013

Euro

Interest income 33

Bank charges (82)

Profit/(Loss) for the period (49)

BALANCE SHEET

Current assets and liabilities

Cash and cash equivalents 212

Intercompany financial receivable 49,821

Accruals (82)

Net current assets 49,951

EQUITY AND LIABILITIES

Equity

Share capital 50,000

Profit and Loss Account for the period (49)

Total equity 49,951

TOTAL EQUITY AND LIABILITIES 49,951

FI CBM Holdings N.V. Financial Statements at February 28, 2013 3

NOTES

There are only two significant events recorded in the Financial Statements of FI CBM Holdings N.V. at February 28, 2013. The first is the incorporation of the Company, which took place on November 23, 2012 through the subscription and payment by Fiat Industrial S.p.A. of the entire share capital of €50,000, consisting of 5,000,000 ordinary shares having a par value of €0.01 each, and the second being a rolling monthly interest bearing loan signed on 19th December of €49,800 to Fiat Industrial Finance Europe S.A..

The Company was established for the purpose of implementing a companies’ reorganization which forms part of a broader reorganization and simplification of the corporate structure of Fiat Industrial Group consisting of a series of interconnected mergers that will result in FI CBM Holdings N.V. becoming the new parent company of the Group.

The accounting treatment of the incorporation in the Financial Statements at February 28, 2013 conforms to Dutch Accounting Standards.

April 4, 2013

On behalf of the Board of Directors

/s/ Sergio Marchionne

Sergio Marchionne

CHAIRMAN

FI CBM Holdings N.V. Financial Statements at February 28, 2013 3

ANNEX 2

Expert report prepared by Reconta Ernst & Young S.p.A. for the benefit of Fiat Industrial pursuant to Article 2501-sexies of the Italian Civil Code and Article 9 of the Legislative Decree 108 on the FI Exchange Ratio for Fiat Industrial shares and expert report prepared by BDO Audit & Assurance B.V. for the benefit of NewCo, pursuant to Section 2:328 paragraphs 1 and 2 of the Dutch Civil Code

COMMON CROSS-BORDER MERGER PLAN BY INCORPORATION
of FIAT INDUSTRIAL S.p.A. into
Fl CBM HOLDINGS NV.

AUDITORS’ REPORT
relating to the exchange ratio of shares pursuant to article 2501 sexies of the Italian Civil Code (*)
(Translation from the original Italian text)

    (*) With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of the report would not impair the independence of Reconta Ernst & Young S.p.A. under the U.S. independence requirements.

AUDITORS’ REPORT
relating to the exchange ratio of shares pursuant to article 2501 sexies of the Italian Civil Code
(Translation from the original Italian text)

To the Shareholders of
Fiat Industrial S.p.A.

1.            Objective, subject and scope of the engagement

In connection with the planned merger by incorporation of Fiat Industrial S.p.A. (hereinafter “Fiat Industrial” or the “Company to be Merged”) into FI CBM Holdings N.V. (hereinafter “DutchCo” or the “Surviving Company”), on June 19, 2012 we have been appointed as expert by the Turin Court, based on the request of Fiat Industrial and on its behalf, to prepare our report (the “Report”) on the exchange ratio of the shares of the Surviving Company with those of the Company to be Merged (hereinafter the “FI Exchange Ratio” or the “Exchange Ratio”), in accordance with article 2501 sexies of the Italian Civil Code and article 9 of the Italian Legislative Decree 108 of May 30, 2008. The planned merger follows within the wider of the merger agreement dated November 25, 2012 (the “Merger Agreement”), executed by and between Fiat Industrial, Fiat Netherlands Holding N.V., a fully controlled subsidiary of Fiat Industrial (“FNH”), DutchCo, a fully controlled subsidiary of Fiat Industrial, CNH Global N.V.(“CNH”), an indirect subsidiary of Fiat Industrial controlled through FNH which owns approximately 87% of its capital stock.

For this purpose, we have been provided by Fiat Industrial with the plan for the merger of Fiat Industrial into DutchCo (hereinafter the “FI Merger Plan” or the “Merger Plan”) approved by the board of directors of Fiat Industrial (the “Board of Directors”) and by the board of directors of DutchCo on February 21, 2013, accompanied by the Directors’ Report. which identifies, explains and justifies, pursuant to article 2501 quinquies of the Italian Civil Code, the Exchange Ratio, as well as the balance sheets as of December 31, 2012 of Fiat Industrial and DutchCo, approved by the respective Board of Directors on February 21, 2013, that represent the balance sheets required by article 2501 quater of the Italian Civil Code.

The Merger Plan will be subject to approval at the Extraordinary Meeting of the Shareholders of Fiat Industrial to be called pursuant to applicable law and regulation. Similarly, the Merger Plan will be subject to approval at the extraordinary meeting of the sole shareholder of DutchCo to be also called pursuant to applicable law and regulation.

BDO Audit & Assurance B.V. will prepare a similar report on the Exchange Ratio in favor of DutchCo, as requested by Title 2:328, comma 1 e 2 of the Dutch Civil Code (the “Dutch Code”).

In order to provide the Shareholders with adequate information regarding the Exchange Ratio, this Report illustrates the methods adopted by the Directors in determining the Exchange Ratio and the difficulties encountered by them. In addition, this Report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors of Fiat Industrial, also based on indications from their advisors, we have not carried out a valuation of the companies participating to the merger. This was done solely by the Directors of Fiat Industrial and DutchCo and their advisors.

The Board of Directors of Fiat Industrial has used, taking it into consideration for the purpose of its own valuations and considerations, also the work performed by its financial advisor Goldman Sachs International (“Goldman Sachs” or the “Advisor”).

Similarly, the Board of Directors of CNH has used, taking it into consideration for the purpose of its own valuations and considerations, also the work performed by its financial advisors J.P. Morgan e Lazard, that issued their fairness opinions to the Board of Directors of CNH.

The procedures described in this Report have been performed by us solely for the purposes of expressing an opinion on the valuation criteria adopted by the Directors of the two companies to determine the Exchange Ratio and accordingly:
➢	they are not valid for different purposes;
➢	they do not constitute for any reason a valuation on the opportunity of the Transaction, neither on the reasons for the merger expressed in the Directors’ Reports.

2.            Summary of the transaction

On November 25, 2012 Fiat Industrial, CNH, FNH and DutchCo entered into the definitive Merger Agreement to combine the businesses of Fiat Industrial and CNH. The Merger Agreement relates and provides for: a) the cross-border merger of FNH with and into Fiat Industrial (the “FNH Merger”), b) the cross-border reverse merger of Fiat Industrial with and into DutchCo (the “FI Merger” or the “Merger”), and c) the domestic Dutch merger of CNH with and into DutchCo (“CNH Merger” and, together with the FI Merger, the “Mergers” or the “Transaction”). The main objective of the Transaction is to simplify the Fiat Industrial group’s capital structure by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and subsequently on the Mercato Telematico Azionario.

The FI Merger and the CNH Merger represent steps of the same transaction; therefore, the execution of each Merger shall take place only once all conditions precedent provided for the FI Merger and the CNH Merger are satisfied and all pre-completion steps are taken. The envisaged Transaction implies a corporate reorganization among Fiat Industrial and some of its controlled entities; in particular, such reorganization requires a combination among Fiat Industrial and CNH through a sequence of connected mergers which will result in having the newly incorporated DutchCo as the ultimate incorporating company.

2

The FNH Merger represents a preliminary step of the overall Transaction and the completion of the FNH Merger is not conditional upon the execution and effectiveness of the FI Merger and the CNH Merger.

Since Fiat Industrial directly owns the whole share capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to article 2505 of the Italian Civil Code, article 18 of the Legislative Decree 108 as well as to Section 2:333 of the Dutch Code. A separate report was prepared by the Board of Directors illustrating the main terms and conditions of the FNH Merger.

In the light of the structure of the envisaged Transaction, this Report was prepared by the Board of Directors of Fiat Industrial having examined and reviewed both the FI Merger and the CNH Merger as a sequence of steps of the same Transaction, taking into consideration the overall impact on Fiat Industrial.

On February 21, 2013, the Board of Directors of Fiat Industrial and the board of directors of FNH approved the common cross-border merger terms relating to the FNH Merger (the “FNH Merger Plan”) and the Board of Directors of Fiat Industrial and the board of directors of DutchCo approved the common cross-border merger terms relating to the FI Merger (the “FI Merger Plan”). On the same date, the board of directors of DutchCo approved the merger proposal relating to the CNH Merger (the “CNH Merger Plan”), which was approved by the board of directors of CNH on February 25, 2013.

In addition to the approval by the Shareholders Meetings of Fiat Industrial and CNH, the obligation by Fiat Industrial to execute the FI Merger and the obligation by CNH to execute the CNH Merger will be subject to the satisfaction of certain conditions precedent (the “Conditions Precedent”) included in the Merger Agreement and detailed in the Directors’ Report. The Conditions Precedent contemplate, inter alia, that:

•	DutchCo common shares shall have been approved for listing on the NYSE, subject to official notice of issuance;

•
the registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) filed with the United States Securities and Exchange Commission (“SEC”) shall have been declared effective by the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”);

3

•
the amount of cash, if any, to be paid (a) to Fiat Industrial shareholders exercising cash exit rights in connection with FI Merger and/or (ii) to any creditors of Fiat Industrial pursuant to any creditor opposition rights proceeding against Fiat Industrial under Italian law, shall not exceed in the aggregate Euro 325 million;

•
CNH and Fiat Industrial shall have received from their respective tax and legal counsels an opinion to the effect that CNH Merger will qualify as a “reorganization” for U.S. Federal income tax purposes.

In particular, as set forth under the Merger Agreement, the obligation by Fiat Industrial to execute the FI Merger and the obligation by CNH to execute the CNH Merger was subject to the payment of the CNH Dividend (as defined below); to this end, the extraordinary shareholders’ meeting of CNH held on December 17, 2012 resolved upon the amendment of the CNH Articles of Association and the distribution of a special dividend to CNH stockholders in the amount of US$10.00 per common share (the “CNH Dividend”). As a result of the amendment to the Articles of Association, all of the common shares held by FNH were converted into common shares B. Accordingly, on December 28, 2012, the CNH Dividend was only paid to the non-FNH shareholders of CNH. as the holders of the CNH’s regular common shares.

In connection with the FI Merger, the Fiat Industrial Shareholders will receive, taking into account the effects of the overall Transaction, one newly allotted share in DutchCo (having a nominal value of Euro 0.01 each) for each ordinary share held in Fiat Industrial (having a nominal value of Euro 1.57 each) (the FI Exchange Ratio). No cash consideration will be paid by DutchCo.

In connection with the CNH Merger, the CNH shareholders (other than DutchCo, which will be the CNH parent company following completion of the FNH Merger and the FI Merger) will receive 3.828 newly allotted shares in DutchCo (having a nominal value of Euro 0.01 each) for each share held in CNH (having a nominal value of Euro 2.25 each) (the “CNH Exchange Ratio” and, together with the FI Exchange Ratio, the “Exchange Ratios”). No cash consideration will be paid by DutchCo.

No consideration, either in cash or otherwise, will be paid by DutchCo to the Shareholders of Fiat Industrial in connection with the FI Merger. other than the FI Exchange Ratio, and no consideration will be paid by DutchCo to the shareholders of CNH in connection with the CNH Merger , other than the CNH Exchange Ratio, as described in the CNH Merger Plan.

3.            Documentation utilized

In performing our work, we obtained directly from Fiat Industrial and DutchCo such documentation and information as was considered useful in the circumstances.

4

We analyzed such documentation received and, in particular:

a)
the FI Merger Plan and the Directors’ Reports of the two companies that will be presented to the respective Extraordinary Meetings, that propose, with reference to the balance sheet at December 31, 2012, the following FI Exchange Ratio:

➢	n. 1 DutchCo newly issued common share, par value Euro 0.01 per share, for each Fiat Industrial ordinary share, par value Euro 1.57 per share.

No adjusting cash settlement is provided for.

The Exchange Ratio has been determined by the Boards of Directors also taking into account the work performed by their Advisor. The report of the Board of Directors of Fiat Industrial sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)	the CNH Merger Plan, the FNH Merger Plan and the Directors’ Reports that will be presented to the respective Extraordinary Meetings, and the related supporting documentation;

c)	the Merger Agreement dated November 25, 2012, executed by and between Fiat Industrial, FNH, DutchCo, and CNH;

d)	the fairness opinions issued by J.P.Morgan and Lazard on November 25, 2012 to the Special Committee of the board of directors of CNH;

e)
the statutory and consolidated financial statements as of December 31, 2012 and for the year then ended of Fiat Industrial, prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), accompanied by the respective reports of the Board of Directors, the board of statutory auditors and the independent auditors;

f)
the financial statements at December 31, 2012 of DutchCo, prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch Accounting Standards”) and the financial statements at February 28, 2013 of DutchCo, prepared in accordance with Dutch Accounting Standards;

g)
the consolidated financial statements as of December 31, 2012 and for the year then ended of CNH and FNH, prepared in accordance with IFRS, accompanied by the respective reports of the board of directors and the independent auditors;

h)
information from the accounting and management systems, including the internal financial forecasts, as deemed necessary to reach the scope of the engagement, as indicated in the preceding paragraph 1.;

i)	the By-laws of Fiat Industrial, the By-laws current and the one after the Merger of DutchCo, attached to the Merger Plan;

j)	the minutes of the meetings of the board of directors, the board of statutory auditors and other committees. where required, of both companies, and the related supporting documentation;

k)	historical market prices and trading volumes of the shares of Fiat Industrial and CNH;

5

l)	publicly available information about companies operating in the same sector and financial research and analyses, published by specialized institutions and investment banks;

m)	press releases and information on the Mergers made available to the public by Fiat Industrial and CNH.

Finally, we obtained representation that, based on the best knowledge and belief of Fiat Industrial Directors, no significant changes occurred in the data and information used in our analysis.

4.            Valuation methods adopted by the Board of Directors for the determination of the Exchange Ratio

The Mergers will be carried out on the basis of the financial statements at December 31, 2012 for Fiat Industrial, CNH and DutchCo (as far as Fiat Industrial and CNH are concerned, the financial statements are the relevant 2012 yearly financial statements). The value of the assets and liabilities to be transferred to DutchCo as of the effective date of the FI Merger will be determined on the basis of the relevant accounting net value as of the effective date of the FI Merger. These assets and liabilities of Fiat Industrial are indicated as of December 31, 2012 in the financial statements prepared by the Board of Directors, it being understood that said financial statements are the 2012 yearly financial statements of Fiat Industrial.

For the purposes of the determination of the Exchange Ratios, the Board of Directors, the boards of directors of CNH and DutchCo carried out a valuation with respect to the relevant companies participating to the Mergers, with the assistance of the respective financial advisors, Goldman Sachs with respect to Fiat Industrial, and J.P. Morgan and Lazard with respect to CNH. J.P. Morgan and Lazard issued fairness opinions on the Transaction.

4.1.            Selection of the methods and valuation criteria

In mergers between companies, the objective of the evaluation consists of determining the equity value and the exchange ratio, that is the proportion between the number of shares of the company to be merged and the number of shares that the surviving company allocates to the shareholders of the company to be merged. Accordingly, the main purpose of the valuation of the companies involved in a merger is to obtain the comparable corresponding values for the purposes of the determination of the exchange ratio, rather than to determine stand alone absolute economic value. Therefore, the companies involved in the transaction need to be valued based on homogeneous criteria to obtain comparable results.

Moreover, the relative values of Fiat Industrial and CNH have been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Mergers. The companies participating to the Mergers have been valued as separate companies. The valuation analyses have been performed on a stand-alone basis without taking into account any potential synergies that might arise from the Merger (as for example: cost synergies or impacts on the market prices of the Surviving Company post-Mergers).

6

4.2.     Description of the methodologies used

The methodologies applied by the Board of Directors of Fiat Industrial, taking into account the objective of the valuation analysis, the criteria commonly used in the valuation practice, the features of the two companies and their listed status and finally the fact that Fiat Industrial already controls CNH,were the following:
• analysis of market prices and premia paid in previous transactions;
• market multiples.

In the light of all the above and for the purpose of the analysis, the Board of Directors is not presenting absolute values attributed to Fiat Industrial and CNH but only the Exchange Ratios resulting from the estimate of relative values.

4.2.1.      Market Prices Method and analysis of premia paid in previous transactions

The analysis of market prices allows identifying the equity value of a company with the market value, i.e. the value recognized by the stock market where the shares are traded.

The methodology consists in valuing the shares of the company on the basis of the market price at a certain date or the average share price, registered on the stock exchange where the shares are traded, over a certain timeframe.

In particular, the choice of the timeframe used to compute the average needs to achieve a balance between the mitigation of possible short term volatility (a longer time horizon would be preferable) and the need to reflect the most recent market conditions and situation of the valued company (only recent prices should be considered).

Furthermore, the selected timeframe should only include prices which have not been influenced by rumors on the potential transaction or other distortive information (“undisturbed” prices).

The methodology of the premia paid in previous transactions is based on the analysis of the premia to the trading share prices paid in previous transactions.

The analysis need to take into consideration appropriate elements of comparability when selecting previous transactions: (i) the business or industry in which the target company is active, (ii) the stock market where it is listed, (iii) the existence of a majority shareholder or (iv) the stake to be acquired through the contemplated transaction, represent some of the criteria relevant for the selection.

Furthermore, previous premia have to be computed with respect to undisturbed trading prices to ensure significance and comparability of the analysis; the selected premium is then applied to the valued company undisturbed share price.

7

4.2.2.    Market Multiples Method

The market multiples methodology assumes that the value of a company can be determined by using market information for companies with similar characteristics as the one being valued.

The methodology derives the value of a company from the market valuation of comparable companies, and in particular determining the ratio between comparable companies’ market values and certain financial metrics (e.g. revenues, EBJTDA, earnings, cash flows) and then applying the determined multipliers to the corresponding financial figures of the company being valued in order to determine its value.

The main steps in the application of this methodology are: (i) the definition of the reference sample of comparable companies; (ii) the choice of the appropriate multiples; (iii) the calculation of the multiples for the comparable companies and identification of the range of values to be applied to the company being valued; and (iv) application of the determined multiples to the corresponding financial figures of the company being valued.

Calculation of the multiples requires the observation of the market value of a company, which can either be the equity value or the enterprise value and the identification of a consistent financial metric. Furthermore, companies’ financial metrics and values have to be appropriately adjusted in order to ensure that multiples are calculated consistently across all companies in the sample, taking into account - if necessary - differences in accounting policies and in the financial structure and other significant differences.

5.            Valuation difficulties encountered by the Directors

In order to obtain the aforementioned results, also pursuant to art. 2501 quinquies of the Italian Civil Code, the Directors, also on the basis of the indications of the Advisor, have been taken into due consideration the (i) particular characteristics of the companies participating to the merger and (ii) the typical challenges arising from the application of the valuation methodologies adopted to determine the Exchange Ratios, have been taken into account.

In particular:

a)
the analysis of market prices and premia paid in previous transactions triggers certain valuation challenges, including: (i) insufficient liquidity and/or market volatility driven by events which are not strictly related to the specific securities, may affect market prices, notwithstanding the different timeframes considered in the analysis; (ii) the set of previous transactions has been selected taking into account elements of comparability to the contemplated Transaction, considering, however, that any transaction presents its own specific features and characteristics;

8

b)
the analysis of market multiples is based on a sample of companies operating in the capital goods industry; the Board of Directors believes that this sample represents the best reference benchmark from a comparative perspective. However,each of these companies has its own characteristics and features and none of the selected companies can be considered entirely comparable to the valued company.

6.           Results of the valuation performed by the Directors

The combination of Fiat Industrial and CNH will be accomplished through the merger of, respectively, Fiat Industrial and CNH with and into DutchCo and the concurrent issuance of DutchCo shares to Fiat Industrial and CNH shareholders (other than DutchCo, which will be the parent company following the completion of the FNH Merger and of the FI Merger), in exchange for shares to be cancelled.

On the basis of the assumption that the Fiat Industrial shareholders would receive one DutchCo share for each Fiat Industrial ordinary share owned and cancelled, the Board of Directors analysed, in the context of the overall Transaction, the relative valuation of Fiat Industrial and CNH, aimed at determining the exchange ratio between CNH shares and Fiat Industrial shares or, equivalently (given the exchange ratio of one DutchCo share for each Fiat Industrial share), between CNH shares and DutchCo shares.

6.1     Market Prices Method and analysis of premia paid in previous transactions

The first step in the analysis of market prices related to the identification of undisturbed prices. For this reason, closing prices following April 4, 2012 have been ignored, April 4, 2012 being the last trading day before the Extraordinary Meeting of Fiat Industrial held on April 5, 2012, during which the matter of a potential restructuring of Fiat lndustrial/CNH group structure and elimination of the CNH minorities was first raised publicly by the Chairman of Fiat Industrial.

With reference to the timeframe of the analysis, 1-month and 3-month averages prior to April 4, 2012 have been taken into consideration, in addition to the spot prices as of April 4, 2012.

The table below shows the spot CNH Exchange Ratio as of April 4, 2012 and the 1-month and 3-month averages of the CNH Exchange Ratio prior to April 4, 2012. In order to calculate the CNH Exchange Ratio, CNH market prices have been converted into Euros, on a daily basis, at the EUR/USD closing exchange rate.

Analysis of Market Prices - CNH Exchange Ratio
April 4, 2012	3.890x
1-month average	3.828x
3-month average	4.127x
Market data source: Bloomberg - closing prices

9

The Board of Directors has then taken into consideration premia paid in previous transactions.

The Board of Directors has deemed appropriate to recognize a premium to CNH minorities in consideration of the expected benefits of the Transaction, which can only be achieved through the completion of the Mergers, among which:(i) simplification of Group structure, (ii) presentation to the market of DutchCo as major integrated capital goods player, (iii) improved access to the US capital markets and (iv) as a consequence of these and other benefits, and the creation of a better platform from which to pursue strategic growth opportunities.

In order to ensure the required comparability, previous transactions considered consist of a set of offers to minority shareholders of NYSE-Iisted companies, starting from 2005.

The table below shows the average and median premium paid in the set of transactions considered.

Premia Paid in Previous Transactions
Premia Average	26.6%
Premia Median	26.3%
Source of data for the calculation: Thomson Reuters, Factset, public information

6.2     Market Multiples Method

The Board of Directors has applied the market multiples methodology in order to compare the implied CNH multiples with those of comparable companies active in the capital goods industry, valuing CNH equity on the basis of the terms of the final offer extended to CNH’s Special Committee on November 19, 2012.

The comparison between CNH implied multiples (calculated assuming the current net cash position of CNH and also on the basis of a normalized net financial position to take into account the difference between cash and debt yields) and the peers’ market multiples, gave comfort to the Board of Directors as CNH implied multiples resulted lower or broadly in line with the peers’ multiples.

6.3     Determination of the Exchange Ratio

Considering the results of the valuation methodologies applied, the Board of Directors has resolved to propose the FI Exchange Ratio of one DutchCo share for each Fiat Industrial ordinary share and the board of directors of CNH and DutchCo have resolved to propose the CNH Exchange Ratio of 3.828 new DutchCo shares for each CNH common share; the payment of a US$10 extraordinary dividend for each CNH common share, paid in cash to the CNH shareholders other than FNH, prior to, and irrespective of, the completion of the overall Transaction, has been resolved by the extraordinary shareholders’ meeting of CNH held on December 17, 2012. A US$10 dividend per CNH common share implies a 25.6% premium on the implicit value of the CNH Exchange Ratio.

10

On the basis of the valuations described above, the Board of Directors of Fiat Industrial has approved the following FI Exchange Ratio, which determines the number of new shares to service the FI Merger:

➢	n. 1 DutchCo newly issued common share, par value Euro 0.01 per share, for each Fiat Industrial ordinary share, par value Euro 1.57 per share.

No adjusting cash settlement is provided for.

These conclusions have been compared to the conclusions of the board of directors of DutchCo.

7.           Work done

7.1.   Work done on the “documentation utilized” as mentioned at paragraph 3.

The valuation methods applied by the Directors take as a reference basis the financial statements of the companies at December 31, 2012, in accordance with art. 2501 ter of the Italian Civil Code. It should be noted that the statutory and consolidated financial statements of Fiat Industrial, CNH and FNH at December 31, 2012, were audited by us.

We have performed, with the support of specialized databases (Bloomberg, Capital IQ, Mergermarket), analyses on the trends in the market prices of FI e CNH shares and on the premia paid in previous transactions, supported by further analyses of press releases, broker reports and other publicly available information.

In addition we have met with the Fiat Industrial management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here.

We discussed with BDO Audit & Assurance B.V. regarding the work performed by them on the same documentation pertaining to DutchCo.

The above activities have been performed to the extent necessary for the purpose of our engagement. indicated in paragraph 1. above.

7.2.           Work done on the methods used to determine the Exchange Ratio

We have performed the following procedures:

–
analysis of the Merger Plan and of the Directors’ Reports of Fiat Industrial to verify the completeness and consistency of the processes followed by the Directors to determine the Exchange Ratio, as well as the consistent application of valuation methods;

11

–
sensitivity analyses within the valuation methods adopted, with the aim to verify to what extent the Exchange Ratio would be affected by changes in the assumptions and parameters, considered to be significant, also to take into consideration the recent trends in the stock markets;

–	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation used”, described in paragraph 3. above;

–	verification of the mathematical accuracy of the calculation of the Exchange Ratio, derived from the application of the valuation methods used by the Directors also based on the advice of the Advisor;

–
meetings with the Advisor and the management of Fiat Industrial, including representatives of the main Sectors of the Group, to discuss the activities performed, also with regards to the main characteristics of the forecasting process and the criteria used for the preparation of the internal financial forecasts, the issues encountered and the solutions adopted.

We have also gathered, through discussion with Fiat Industrial management, and obtained representation that, based on the best knowledge and belief of Fiat Industrial management, no significant changes occurred in the data and information used in our analysis, and that there have been no events that would require a modification of the valuation expressed by the Directors in the determination of the Exchange Ratio.

Finally, we have discussed with BDO Audit & Assurance B.V. regarding the valuation and the methodologies used by the companies to determine the Exchange Ratio.

The abovementioned procedures have been performed to the extent considered necessary for the purpose of our engagement, indicated in paragraph 1. above.

8.           Comments on the suitability of the methods used and the validity of the estimates

With reference to this engagement, we wish to draw attention to the fact that the principal purpose of the process used by the Directors was to identify an estimate of relative values of the companies involved in the merger, by applying consistent criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved.

Accordingly, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies with respect to transactions different from the merger.

We have performed a critical analysis of the methodologies used by the Directors, also based upon the advice of their Advisor, to determine the relative value of the companies and, as a consequence, of the Exchange Ratio, verifying the technical adequacy in the specific circumstances, considering the whole Transaction.

12

With regards to the valuation methods adopted, we note that:

–
they are widely used in the Italian and in the international professional practice, they are based on accepted valuation doctrine and on parameters determined through a generally accepted methodology process;

–	they appear adequate in the circumstances, in light of the characteristics of the companies involved in the Transaction;

–	the methods have been developed on a stand-alone basis, in conformity with the valuation framework required by the merger;

–	the methodology adopted by the Directors ensures that the valuation methods are consistent and thus that the values are comparable;

–	the application of more than one method broadened the valuation process and allows a substantial analysis of the results obtained.

With regards to the development of the valuation methodologies by the Directors, our considerations are the following:

–
the utilization of the Market Prices Method is explained by the fact that the ordinary shares of Fiat Industrial and CNH are traded on regulated markets. In this case, the adoption of averages over a sufficiently long period of time mitigates the effect of share fluctuations, connected with the general situation of the stock markets;

–
the choice, within the market prices method, of the simple average of the reference prices for each day within the period in exam, is widespread and accepted in the prevailing professional practice; the sensitivity analysis performed using also the weighted average of different periods confirm the Exchange Ratio determined by the Directors;

–
the choice to use as a reference date for the market prices information the date before the announcement by the major shareholder of possible transactions on the share capital, appears to be appropriate for the purpose to eliminate twisted effects on the market prices. In particular, the identification of undisturbed market prices has determined the basis for the application of the premium recognized to the minority shareholders of CNH;

–
the application of the the market multiples methodology, approach frequently used in the international professional practise, allowed to appreciate also the operational characteristics of the companies and, therefore, to provide comfort to the Directors on the reasonableness of the implied price of the Transaction.

13

9.           Specific limitations encountered by the auditors in carrying out the engagement

As previously indicated, in the execution of our work we utilized data, documents and information provided to us by the companies participating to the merger, assuming the truthfulness, correctness and completeness, without performing controls on them. Similarly, we have not performed, since they were out of the scope of our engagement, controls and/or valuations on the validity and/or effectiveness of the transactions concluded by Fiat Industrial, CNH, DutchCo and/or by their subsidiaries, neither on the related acts or on the effects of the FI Merger and of the Transaction as a whole on them.

As previously indicated, the effectiveness of the Mergers is subject to the satisfaction of the Conditions Precedent included in the Merger Agreement. Accordingly, should such Conditions Precedent not been satisfied, the considerations included in this Report could result no longer applicable and lose their effectiveness.

With reference to the valuation methodologies used, and in addition to what reported in paragraph 5. above regarding the limits encountered by the Directors, we outline the following:

–
the Market Prices Method is suitable with respect to companies with a high capitalization, a large and widespread float and high volumes of exchange. In this case, the CNH shares present a relatively limited liquidity, and, as a consequence, the prices of such shares could not fully reflect their intrinsic value, especially in the presence of a market volatility also determined by events external to the companies under valuation, that could limit the ability of the market prices to reflect the intrinsic values;

–
the methods used are based, directly or indirectly, on the market prices of listed securities, in a market environment that recently has been characterized by high levels of uncertainty and by high turbulence; in particular, the market prices of CNH and Fiat Industrial shares in the period from the announcement of the Transaction to the date of this Report, show a significant change of the prices in absolute value, from which the effects connected to the announcement of the Mergers are not separately quantifiable from those connected to the general market trend; accordingly it is not possible to exclude that the evolution of the financial crisis could result in market prices not determinable at this stage and also significantly different from those used by the Directors in their valuations.

14

10.            Conclusion

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors of Fiat Industrial. also based upon the advice of their Advisor, are, under the circumstances, reasonable and not arbitrary, and they have been correctly applied by them in their determination of the Exchange Ratio of shares indicated in the FI Merger Plan, as follows:

➢	n. 1 DutchCo newly issued common share, par value Euro 0.01per share, for each Fiat Industrial ordinary share, par value Euro 1.57 per share.

No adjusting cash settlement is provided for.

Turin, April 8, 2013

Reconta Ernst & Young S.p.A.
Signed by: Felice Persico, partner

This report has been translated into the English language solely for the convenience of international readers.

 15

    This document has been translated into English for the convenience of international readers. The original Dutch document should be considered the authoritative version.

INDEPENDENT AUDITOR’S REPORT

pursuant to Section 2:328(1) in conjunction with Section 2:333g Dutch Civil Code

To the board of management of FI CBM Holdings N.V.

Introduction

We have read the proposal for legal merger (“Common Cross-Border Merger Terms”) dated 21 February 2013 between:

1.
FIAT  INDUST RIA L  S.p.A., a listed joint stock company (Società per Azioni) organised under the laws of the Republic of Italy, having its registered official seat at Via Nizza 250, 10126 Turin, Italy, registered with the commercial register for Turin (Registro delle Imprese) under number: 10352520018 (“the  disappearing compan y”),

and

2.
FI  CBM  HOLDINGS N.V., a company with limited liability (Naamloze Vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its principal office address at Cranes Farm Road, Basildon, Essex SS14 3 AD, United Kingdom, registered with the Trade Register (Handelsregister) of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (“the acquir ing compa ny”).

Managements’ responsibility

The boards of management of the companies are responsible for the preparation of the Common Cross-Border Merger Terms.

Auditor’s responsibility

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the proposal for the merger and on the shareholders’ equity of the disappearing company as referred to in Section 2:328(1) in conjunction with Section 2:333g of the Dutch Civil Code.

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1. The proposed share exchange ratio as referred to in section 2:326(a) of the Dutch Civil Code and as included in the Common Cross-Border Merger Terms is reasonable;

2. The shareholders’ equity of the disappearing company, as at the date of its annual report on the basis of valuation methods generally accepted in the Netherlands as specified in the proposal for the merger, at least equals the nominal paid-up amount on the aggregate number of common shares to be acquired by the shareholders of the disappearing company under the merger, increased - when applicable - by the cash payments to which they are entitled according to the proposed share exchange ratio and furthermore increased by the aggregate amount of the compensation which shareholders may claim pursuant to Section 2437(1)(c) of the Italian Civil Code, Section 2437-quinquies of the Italian Civil Code and Section 5 of Legislative Decree 108 and the aggregate amount to be paid to creditors of the disappearing company exercising their creditor opposition rights, as mentioned in the Common Cross-Border Merger Terms.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

1. Having considered the documents attached to the Common Cross-Border Merger Terms, the proposed share exchange ratio as referred to in Section 2:326(a) of the Dutch Civil Code and as included in the Common Cross-Border Merger Terms, is reasonable; and

2. The shareholders’ equity of the disappearing company, as at 31 December 2012 being the date of its annual report, on the basis of valuation methods generally accepted in the Netherlands as specified in the Common Cross-Border Merger Terms, at least equals the nominal paid-up amount on the aggregate number of common shares to be acquired by the shareholders of the disappearing company under the merger, increased by the maximum of the aggregate amount of the compensation which shareholders may claim pursuant to Section 2437 (1)(c) of the Italian Civil Code, Section 2437-quinquies of the Italian Civil Code and Section 5 of Legislative Decree 108 and the aggregate amount to be paid to creditors of the disappearing company exercising their creditor opposition right, as mentioned in the Common Cross-Border Merger Terms.

Restriction on use

This auditor’s report is solely issued in connection with the aforementioned Common Cross-Border
Merger Terms and therefore cannot be used for other purposes.

The Netherlands, Amstelveen, 8 April 2013

BDO Audit & Assurance B.V.
on its behalf,

w.s. J.A. de Rooij RA

ANNEX 3

Independent auditor’s report on the examination of the Consolidated Pro-Forma

Statements

Fiat Industrial S.p.A. Independent auditors’ report on the examination of the Consolidated Pro-Forma Statements (Translation from the original Italian text)

Independent auditors’ report

on the examination of the Consolidated Pro-Forma Statements

(Translation from the original Italian text)

The European Commission’s regulation on Prospectuses n. 809/2004A, adopted by Consob in Italy under Regulation n. 11971, requires, for the preparation of the information memorandum (the “Information Statement”) in connection with significant mergers, acquisitions or disposals by Italian listed companies that, when unaudited pro-forma financial information are presented, the Information Statement contain “a report prepared by the independent auditors stating that in their opinion the unaudited pro-forma financial information has been properly compiled on the basis stated and that basis is consistent with the accounting policies of the Italian listed company”. Consob in Italy requires that the independent auditors’ report be prepared in accordance with Consob Rule n. DEM/1061609 of August 9, 2001.

Accordingly, an Independent auditors’ report on the examination of the unaudited pro-forma financial information was issued by the independent auditors of Fiat Industrial S.p.A., in connection with the preparation of the Information Statement by Fiat Industrial S.p.A. pursuant to article 70 paragraph 6 of the Regulation adopted by Consob with Resolution no. 11971 of May 14, 1999, as amended for (i) the cross-border reverse merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V. (“NewCo”), a Dutch wholly-owned direct subsidiary of Fiat Industrial S.p.A. (the “FI Merger”), and (ii) the Dutch merger of CNH Global N.V. (“CNH”) with and into NewCo (“CNH Merger” and, together with the FI Merger, the “Transaction”), and the related transactions, for the sole purpose of the above mentioned Italian regulation. Such report forms part of the Information Statement for the Transaction.

The following is the English language translation of the original Italian independent auditors’ report on the examination of the unaudited consolidated pro-forma financial information of Fiat Industrial S.p.A. under the above mentioned Italian regulation, in connection with the Transaction, and cannot be used for any other purpose.

To the Board of Directors of

Fiat Industrial S.p.A.

1.	We examined the pro-forma consolidated statements of income, comprehensive income, financial position and cash flows (the “Consolidated Pro-Forma Statements”), accompanied by the explanatory notes, of Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) as of and for the year ended December 31, 2012.

Such Consolidated Pro-Forma Statements derive from the historical financial information related to the consolidated financial statements of the Fiat Industrial Group as of and for the year ended December 31, 2012, prepared in accordance with International Financial Reporting Standard (“IFRS”) as adopted by the European Union, and from the pro-forma adjustments applied to such financial information and examined by us.

Reconta Ernst & Young S.p.A.

Sede Legale: 00198 Roma - Via Po. 32

Capitale Sociale € 1.402.500.00 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584

P.I. 00891231003

Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.

Suppl. 13 - IV Serie Speciale del 17/2/1998

Iscritta all’Albo Speciale delle società di revisione

Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

The consolidated financial statements of the Fiat Industrial Group as of and for the year ended December 31, 2012 have been audited by us and we have issued our auditors’ report on February 25, 2013.

The Consolidated Pro-Forma Statements have been prepared on the basis of the assumptions described in the explanatory notes to retroactively reflect the effects of (i) the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (“NewCo”), a Dutch wholly-owned direct subsidiary of Fiat Industrial (the “FI Merger”), and (ii) the Dutch merger of CNH Global N.V. (“CNH”) with and into NewCo (“CNH Merger” and, together with the FI Merger, the “Transaction”), and the related transactions.

2.	The Consolidated Pro-Forma Statements, accompanied by the explanatory notes, as of and for the year ended December 31, 2012 have been prepared pursuant to article 70, paragraph 6, of the Regulation adopted by Consob with Resolution no. 11971/99 as amended, in application of Law Decree n. 58/98 concerning the regulations governing Italian listed companies.

The scope of the preparation of the Consolidated Pro-Forma Statements is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the Transaction, and the related transactions, on the consolidated economic trend and on the consolidated financial position of the Fiat Industrial Group, as if such Transaction virtually occurred on December 31, 2012 and, with respect to the economic and cash flows effects only, at the beginning of the year 2012. However, it should be noted that if the Transaction had actually occurred on such dates, the results that are presented therein would not be necessarily obtained.

The Consolidated Pro-Forma Statements are the responsibility of Fiat Industrial S.p.A.’s Directors. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the Directors for the preparation of the Consolidated Pro-Forma Statements and on the utilization of a proper methodology in preparing such data. In addition, it is our responsibility to express an opinion on the proper application of the valuation criteria and of the accounting principles.

3.	Our examination has been made in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4.

In our opinion, the assumption adopted by Fiat Industrial for the preparation of the Consolidated Pro-Forma Statements as of and for the year ended December 31, 2012, accompanied by the explanatory notes, to retroactively reflect the

Transaction and the above mentioned related transactions, are reasonable and the methodology utilized for the preparation of the above mentioned financial information has been properly applied for the information purpose described above. Finally, we believe that the valuation criteria and the accounting principles have been properly applied for the preparation of the Consolidated Pro-Forma Statements.

Turin, June 21, 2013

Reconta Ernst & Young S.p.A.

Signed by: Felice Persico, partner